11/3

05013318

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mayne Pharma Limited

*CURRENT ADDRESS Level 21/390 St. Kilda Rd.
Melbourne 3004
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2005
THOMSON FINANCIAL

FILE NO. 82- 34935 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	✓
DEF 14A (PROXY)	☐		

OICF/BY: EBJ

DAT : 12/16/05

mayne

RECEIVED

2005 NOV -3 A 10:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Media & ASX Release
5 August 2005

Mayne receives Australian court decision for Epirubicin

Mayne Group Limited (ASX:MAY) advises that the Federal Court of Australia (Victorian Division) has today ruled that Mayne Pharma's formulation of Epirubicin infringes a patent of the innovator – Pharmacia Italia S.P.A. (a subsidiary of Pfizer, Inc.). Mayne will consider appealing today's ruling. In addition, Mayne is challenging the validity of the extension of the Australian patent which runs from June 2006 to June 2011.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

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Media and investor enquiries
Larry Hamson
General Manager Corporate Relations
Ph: 03 9868 0380
Mb: 0407 335 907

ASX and Media Release
9 August 2005

Mayne Announces Domestic Business CEO Appointment

The Chairman of Mayne Group Limited (Mayne), Mr Peter Willcox, today announced that following a thorough and rigorous executive search process, the Board will be appointing Mr Robert Cooke as the Group Managing Director and Chief Executive Officer for Mayne's family of Australian healthcare businesses.

Mr Cooke's appointment is subject to Mayne's shareholders approving the proposed demerger and would become effective on the day the demerger is approved.

Mr Cooke has extensive healthcare experience and a strong track record built up over 27 years working in the industry both inside and outside Mayne. He has had widespread dealings in the public and private hospital sectors with State and Federal Governments, and between 1999 and 2002 he was responsible for managing the sales streams of Mayne Health – including diagnostic imaging, pathology, medical centres and hospitals.

Mr Cooke was appointed Mayne's General Manager Hospitals in April 2002 and was responsible for the strong turnaround in the performance of that business prior to its sale to Affinity Health Limited (Affinity Health) in December 2003. As Managing Director of Affinity Health, Mr Cooke managed the successful sale of its portfolio of private hospitals to Ramsay Health Care Limited.

Regarding this announcement, Mr Willcox said, "The Board is delighted with Mr Cooke's appointment. He has the energy, drive, and proven ability to build strong relationships with healthcare professionals that will be required for the task ahead.

"This is an important step in preparing a full demerger proposal for shareholders to consider," he said.

On 17 June 2005, Mayne advised that its Board had determined to recommend to shareholders a demerger involving separate Australian listings of its international, injectable generic and specialty pharmaceutical business (Mayne Pharma) and its portfolio of domestic healthcare businesses (Mayne Diagnostic Services, Mayne Pharmacy and Mayne Consumer Products).

About Mayne Group Limited

Mayne Group Limited is a leading Australian-based healthcare company with revenues in excess of $A 4 billion in its 2004 financial year.

Mayne is comprised of several leading Australian healthcare businesses that are well positioned to grow in future years. Mayne Diagnostic Services operates the second largest pathology and diagnostic imaging networks in Australia. Mayne Pharmacy distributes pharmaceutical and over-the-counter products to retail pharmacies across Australia and provides a range of professional services that assist pharmacists to better manage their businesses. Its leading pharmacy retail brands include Terry White Chemists® and Chemmart®. Mayne Consumer Products is Australia's leading provider of vitamin and mineral supplements across the grocery and pharmacy retail

channels with the following brands: Nature's Own™, Cenovis®, Natural Nutrition™, BioOrganics™, and Golden Glow®.

Mayne Pharma has grown to be a market leader for generic, injectable oncology drugs in Western Europe, Canada and Australia and has established businesses in the United States, the Middle East and Africa, and Asia. Mayne Pharma's products are marketed in more than 50 countries across five continents. This broad geographic sales, marketing and regulatory platform in generic, injectable medicines is a valuable asset. Mayne Pharma's emphasis on the cytotoxic oncology (anti-cancer) market segment benefits from higher barriers to entry and lower competition than in generic, oral pharmaceuticals.

Media and investor enquiries

Larry Hamson
General Manager Corporate Relations
Ph: +61 3 9868 0380
Mb: +61 407 335 907

Note

This announcement does not constitute an offer or sale of securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States unless pursuant to a transaction that is registered under the US Securities Act of 1933 or pursuant to an applicable exemption from the registration requirements thereof.

17 August 2005

Mayne Group Limited
ABN 56 004 073 410

Level 21
390 St Kilda Road
Melbourne Vic 3004
Phone 61 3 9868 0767
Fax 61 3 9868 0757

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Mayne full year results webcast on 24 August 2005

Mayne advises that on Wednesday 24 August 2005, it will announce its full year financial results. A market briefing to review the results will be held at 9.30am AEST in Melbourne. A live webcast of the briefing can be accessed via Mayne's website, www.maynegroup.com.

Individuals should allow extra time prior to the briefing to ensure their computer is compatible for viewing the webcast. The online archive of the webcast will be available from approximately four hours after the briefing and will be accessible on Mayne's website for 12 months.

Yours faithfully
Mayne Group Limited

Tim Paine
Company Secretary

MAYNE GROUP LIMITED

ABN 56 004 073 410

Preliminary Final Report under listing rule 4.3A
Financial Year ended 30 June 2005

Contents

MAYNE GROUP LIMITED

ABN 56 004 073 410

Preliminary Final Report
Financial Year ended 30 June 2005

For announcement to the market

			$A'000
Revenues from ordinary activities	22.3 % down	to	3,917,060
Sales revenue	6.1 % down	to	3,840,903
Sales revenue for continuing businesses	9.4 % up	to	3,830,615
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members	0.5 % down	to	172,100
Profit (loss) from ordinary activities after tax attributable to members	14.7% down	to	80,454
Profit after tax before significant items attributable to members	18.2 % down	to	83,531
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members for continuing businesses	16.5 % up	to	171,411
Profit (loss) from ordinary activities after tax attributable to members for continuing businesses	14.4% up	to	79,765
Profit after tax before significant items attributable to members for continuing businesses	10.0 % up	to	91,276

Dividends	Amount per security	Franked amount per security	Amount per security of foreign source dividend
Final dividend	6.5¢	3.25¢	6.5¢
Previous corresponding period	6.5¢	0.0¢	6.5¢

Record date for determining entitlements to the dividend	2 September 2005

Please refer to the attachments (Attachment A - Media Release and Attachment B - Full year results presentation and discussion) for further commentary on the results for the period.

Discussion and Analysis on the Consolidated Statement of Financial Performance

- **Total revenue decreased by $1,125.7 million** largely due to the inclusion of sales revenue and sales proceeds for the divested Hospitals business totalling $1,422.6 million in the prior corresponding period.

- Reported **total sales revenue decreased by 6.1% to $3.8 billion.** However, **sales revenue from the continuing businesses rose 9.4% over the prior year.** The Pharmaceuticals business increased revenues from continuing businesses by 35.7% primarily resulting from the full period contribution from acquisition and in-licensing arrangements completed in the US and Europe in fiscal 2004 and in Europe in the second half of fiscal 2005. The Pharmacy business generated organic revenue growth of 3.8% and Diagnostic Services reported a 6.7% increase in revenue. Consumer Products' revenue increased by 17.3% over the previous corresponding year which was impacted by the Pan Pharmaceuticals recall and the business' deliberate decision to rationalize the number of individual products sold under its brands. Discontinued sales revenue in the year was $10.3 million, primarily from the Latin American pharmaceuticals businesses that were sold or closed in fiscal 2005.

- Excluding the impact of significant items **earnings before interest, tax and amortisation (EBITA) for the continuing businesses has increased by 17.7% to $276.8 million.** Pharmaceuticals' earnings improvement is reflective of the similar growth in its sales revenue noted above. Pathology's earnings improved 20.5% with Diagnostic Imaging achieving 2.8% growth. Consumer Products' EBITA increased significantly over the prior corresponding period following the strong recovery of the business after the Pan Pharmaceuticals recall. Pharmacy's earnings decreased by 15.8%.

- **Significant items generated an after tax loss of $3.1 million.** The significant items are as follows:
    - A $9.4 million profit relating to the sale of the Hospitals business.
    - A $9.1 million loss due to the sale or closure of Pharmaceuticals Latin American businesses.
    - A $7.0 million loss due to legal and other costs associated with litigation related to the pharmaceutical product Epirubicin.
    - A $4.5 million loss due to costs incurred in relation to the proposed demerger.
    - A $8.1 million tax benefit associated with the logistics divestment.

- **The net interest expense has increased from $14.7 million in the prior year to $19.5 million.** This reflects a higher level of average net debt held through fiscal 2005 as well as higher rates on borrowings in the period.

- **Income tax expense** excluding the tax benefit on significant items was $63.6 million.

- **Profit attributable to outside equity interests is marginally up on the prior year at $3.9 million.** The outside equity interest for the current year largely reflects the minority interests share of diagnostic imaging joint ventures.

MAYNE GROUP LIMITED

Consolidated Statement of Financial Performance

for the financial year ended 30 June 2005

	Note	2005 $'000	2004 $'000
Revenues from ordinary activities	4	3,917,060	5,042,766
Employee expense		(688,361)	(953,594)
Subcontractor expense		(12,524)	(15,717)
Purchases of materials and trading stocks		(2,493,761)	(2,184,788)
Change in inventories		(29,198)	(78,463)
Consumables expense		(114,215)	(190,498)
Depreciation and amortisation		(166,832)	(156,345)
Marketing costs		(51,024)	(38,085)
Fleet operation and distribution costs		(19,476)	(17,151)
Occupancy costs		(98,190)	(129,769)
Borrowing costs		(31,374)	(32,223)
Other expenses from ordinary activities		(57,320)	(203,201)
Cost of investment in Pharmaceuticals, Logistics, Consumer and Hospitals businesses divested	6	(19,499)	(870,687)
Share of net profits / (losses) of associates accounted for using the equity method	17	405	128
Profit / (loss) from ordinary activities before income tax expense		135,691	172,373
Income tax expense	8	(51,331)	(74,408)
Net profit / (loss)		84,360	97,965
Net profit / (loss) attributable to outside equity interests		(3,906)	(3,691)
Net profit / (loss) attributable to members of Mayne Group Limited		80,454	94,274
Non-owner transaction changes in equity:			
Net increase / (decrease) in asset revaluation reserve:			
Divestments		-	(3,376)
Revaluation of land and buildings		18,581	-
Net increase / (decrease) in capital profits reserve:			
Divestments		-	(1,113)
Net increase / (decrease) in general reserve:			
Divestments		-	(26)
Net exchange difference on translation of financial statements of self-sustaining foreign operations		(13,573)	(2)
Total revenues, expenses and valuation adjustments attributable to members of Mayne Group Limited and recognised directly in equity		5,008	(4,517)
Total changes in equity from non-owner related transactions attributable to members of the parent entity	13	85,462	89,757

	2005	2004
Earnings per share (Note 11):		
Basic earnings per share	12.6c	13.0c
Diluted earnings per share	12.6c	13.0c
Cash earnings per share before significant items	29.2c	25.2c
Dividends per share (Note 10):		
Final paid 30 September 2004	6.5c	
Special interim paid 30 September 2003		6.0c
Interim paid 31 March 2005	4.5c	
Interim paid 31 March 2004		4.5c
Final payable 30 September 2005	6.5c	

The statement of financial performance is to be read in conjunction with the notes to these financial statements

Discussion and Analysis on the Consolidated Statement of Financial Position

- **Cash and deposits.** The increase in cash and deposits, by $85.5 million to $389.8 million, reflects the initial net effect of securitisation of Pharmacy debtors, the receipt of deferred proceeds for the sale of businesses in prior years, offset by repayment of borrowings, payments for acquisitions made during the year, and capital expenditure. Further details are set out in the statement of cash flows.

- **The reduction in current receivables of $215.1 million** relates largely to the net effect of securitisation of Pharmacy debtors and the receipt of deferred proceeds for the sale of businesses, partially offset by higher debtors balances in the continuing businesses reflecting revenue growth in the continuing businesses and acquisitions in the Pharmaceuticals business.

- **Inventory has decreased by $29.0 million to $418.0 million** due to a reduction in inventories in the Pharmacy business partially offset by an increase due to acquisitions in the Pharmaceuticals business.

- **Property, plant and equipment has increased by $88.1 million** due to the property revaluations and to the redevelopment activity at Mulgrave, Victoria and Aguadilla, Puerto Rico in the Pharmaceuticals business.

- The increase in **intangible assets of $81.2 million** is primarily due to the intangibles acquired in the Pharmaceuticals business during the year partially offset by goodwill and intangible assets amortisation.

- **Deferred tax assets have reduced by $27.7 million** due to movements in timing differences and the utilisation of tax losses.

- The increase in current **payables of $49.4 million** reflects an increase in operating accruals and accrued rebates in the continuing businesses and in amounts held pending settlement with divested businesses.

- **Interest bearing liabilities have decreased by $85.3 million** due to the repayment of borrowings by the Pharmaceuticals business in the USA and Europe and partial repayment of USD denominated bonds partially offset by the issue of USD denominated notes.

- **Total provisions (both current and non current) are largely unchanged** due to the utilisation of provisions created in connection with the sale of the Hospitals businesses being offset by provisions raised in connection with acquisitions in the Pharmaceuticals business.

- **Contributed equity decreased by $19.8 million,** due to share buy-back activity partially offset by shares issued by the company during the year under the dividend reinvestment plan.

- Mayne's gearing ratio (measured as net debt as a percentage of net debt plus equity) was 10.2% at the end of the financial year, compared with 15.3% at the end of the 2004 financial year. Net interest cover was 8.8 times compared with 13.2 times for the previous corresponding period.

MAYNE GROUP LIMITED

Consolidated Statement of Financial Position

as at 30 June 2005

	Note	2005 $'000	2004 $'000
Current Assets			
Cash and deposits		**389,758**	304,264
Receivables		**459,758**	674,885
Inventories		**418,034**	447,033
Prepayments		**34,401**	31,812
Total Current Assets		**1,301,951**	1,457,994
Non-Current Assets			
Deposits		**606**	657
Receivables		**4,836**	5,251
Investments accounted for using the equity method	17	**1,748**	1,388
Other financial assets		**8,169**	6,026
Property, plant & equipment		**543,404**	455,348
Intangibles		**2,131,020**	2,049,847
Deferred tax assets		**94,941**	122,662
Other		**4,053**	23,213
Total Non-Current Assets		**2,788,777**	2,664,392
Total Assets	15	**4,090,728**	4,122,386
Current Liabilities			
Payables		**577,789**	528,346
Interest-bearing liabilities		**390,356**	6,847
Current tax liabilities		**39,128**	18,702
Provisions		**160,258**	205,005
Total Current Liabilities		**1,167,531**	758,900
Non-Current Liabilities			
Payables		**946**	6,174
Interest-bearing liabilities		**283,664**	752,477
Deferred tax liabilities		**38,964**	44,315
Provisions		**83,419**	39,848
Total Non-Current Liabilities		**406,993**	842,814
Total Liabilities	15	**1,574,524**	1,601,714
Net Assets		**2,516,204**	2,520,672
Equity			
Mayne Group Limited Interest			
Contributed equity	12	**2,796,407**	2,816,239
Reserves		**(22,154)**	(27,092)
Retained profits	9	**(261,509)**	(271,544)
Total Mayne Group Limited equity interest		**2,512,744**	2,517,603
Outside Equity Interests		**3,460**	3,069
Total Equity	13	**2,516,204**	2,520,672

The statement of financial position is to be read in conjunction with the notes to these financial statements

Discussion and Analysis of the Consolidated Statement of Cash Flows

- **Net operating cash flow for the year was $466.2 million** versus $272.7 million in the prior corresponding period. The current year benefits from the securitisation of trade debtors in the Pharmacy business the impact of which is estimated at approximately $183.9 million. The prior year includes $107.2 million of net operating cash flow relating to discontinued Hospitals and Logistics businesses.

- **The most significant sources of cash generation** other than from operating activities during the financial year were:

  - Net proceeds from the sale of the Hospitals and other business $73.0 million;

  These funds were primarily utilised as follows:

  - Net payments for property, plant and equipment of $130.9 million;
  - Payments for acquisitions of $117.5 million;
  - Payments for operating rights and licences of $59.6 million;
  - Payments for share buy-back of $42.7 million;
  - Dividends paid of $ 52.9 million; and
  - Net repayment of borrowings $23.9 million

Overall, the net cash position of the group increased by $89.8 million to $389.8 million, excluding an adjustment for foreign exchange rate changes of $4.3 million.

MAYNE GROUP LIMITED

Consolidated Statement of Cash Flows

for the financial year ended 30 June 2005

	2005 $'000	2004 $'000
Cash Flows from Operating Activities		
Cash receipts from customers	**4,369,681**	4,416,530
Cash payments to suppliers and employees	**(3,890,815)**	(4,135,681)
Dividends received	**45**	92
Interest received	**11,115**	17,734
Borrowing costs paid	**(36,587)**	(30,024)
Income taxes (paid) / refunded	**12,742**	4,039
Net operating cash flows	**466,181**	272,690
Cash Flows from Investing Activities		
Proceeds on disposal of entities	**114,698**	828,500
Payments made on divestment activities	**(41,737)**	(56,830)
Payments for acquisition of entities / businesses (net of cash acquired)	**(117,519)**	(359,487)
Proceeds from sale of property, plant and equipment	**2,500**	2,810
Payments for property, plant and equipment	**(130,861)**	(131,737)
Proceeds from sale of investments	**442**	5,753
Payments for investments	**(2,388)**	-
Payments for development of acquired licenced products	**(9,285)**	(9,735)
Payments for operating rights and licences	**(59,621)**	(56,625)
Payments for amounts capitalised into goodwill	**(10,593)**	(7,958)
Payments for costs of proposed demerger	**(3,549)**	-
Net investing cash flows	**(257,913)**	214,691
Cash Flows from Financing Activities		
Proceeds from issue of shares	**1,539**	471
Proceeds from borrowings	**294,134**	797,590
Repayments of borrowings	**(318,096)**	(648,535)
Finance lease principal	**(4,468)**	(3,643)
Dividends paid	**(52,905)**	(54,566)
Payments made on share buy back	**(42,661)**	(493,835)
Realised foreign exchange gains / (losses)	**4,023**	(32,947)
Net financing cash flows	**(118,434)**	(435,465)
Net increase / (decrease) in cash held	**89,834**	51,916
Cash at the beginning of the financial year	**304,245**	255,192
Effect of exchange rate changes on cash held	**(4,321)**	(2,863)
Cash at the end of the financial year	**389,758**	304,245

The statement of cash flows is to be read in conjunction with the notes to these financial statements

1. Basis of preparation of preliminary final report under ASX appendix 4E

The preliminary final report has been prepared in accordance with the Corporations Act 2001, and applicable accounting standards.

They have been prepared on the basis of historical costs and except where stated, do not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year. A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

2. Reclassification of financial information

The format of segmental reporting has been revised to disclose earnings before interest tax and amortisation of intangibles (EBITA). Segmental reporting has been revised to include the Latin American Pharmaceuticals businesses as discontinued businesses.

The consolidated entity operates predominantly in the following industries:
"Pharmaceuticals" comprises the development, manufacture and distribution of injectable pharmaceuticals. The Latin American businesses were was divested or closed during the year and are shown as discontinued. In June 2005 Mayne announced a proposed demerger of its Pharmaceuticals business. Should shareholders vote in support of the demerger the Pharmaceuticals segment would comprise the discontinued business to be demerged.
"Consumer Products" comprises the manufacture and distribution of health and personal care products.
"Diagnostic Services" comprises pathology services , including the management of medical centres and diagnostic imaging services.
"Pharmacy" comprises the provision of distribution and retail management services to pharmacies.
"Hospitals" comprises the management of stand alone and co-located private hospitals and public hospital management. The hospital businesses were divested in the 2004 year and have been disclosed as discontinued.
"Unallocated" comprises expenditure which is not recovered from the operating businesses, cash deposits, investments, borrowings and tax balances not attributed to the operating businesses.
There are no material inter-entity sales.

3. Transition to IFRS

For reporting periods on or after 1 January 2005, Mayne Group Limited ('Mayne') must comply with International Financial Reporting Standards ('IFRS') as issued by the Australian Accounting Standards Board ('AASB'). The date of transition to IFRS for Mayne is 1 July 2005 ('transition date'), hence the reporting period commencing 1 July 2005 (FY06) will be the first period that Mayne will apply the new standards. Comparative information for the FY05 period in the FY06 accounts will be required to be re-stated as though it was completed using the new IFRS standards with the majority of adjustments made, retrospectively, against retained earnings. This means that Mayne's opening IFRS statement of financial position has been restated at 1 July 2004.

Mayne appointed a steering committee with the responsibility to ensure the transition to IFRS reporting standards is achieved on a timely basis. The Chief Financial Officer chairs the IFRS steering committee meetings and is responsible for reporting on the progress of the project to the Mayne Audit and Compliance Committee. A project team is responsible for the day-to-day management of the project and this team reports to the steering committee.

A detailed project plan with six distinct phases was developed. The phases of the project and the key actions related to each phase are detailed below. The first five phases of the project are complete with the implementation phase currently in progress.

Definition phase
- Assignment of roles and responsibilities for the transition project, including the formation of a project team and the steering committee.
- Preparation of a detailed project plan which outlines roles, responsibilities, resource requirements, project risks, time-lines, objectives, key deliverable's, milestones, controls and procedures.

Communication phase
- A communication plan for the project was developed.
- The project plan was communicated to the project team members and to all other key employees impacted by the transition to IFRS.

Technical accounting change review and analysis
- Detailed review of each standard, noting each difference between the existing AGAAP and the new IFRS standard, the extent of the potential impact and planned implementation of any changes throughout Mayne. This detailed standard analysis has been reviewed by KPMG.
- Preparation and distribution of papers detailing the significant changes in financial reporting.
- Collation and analysis of data to assess, at a high level, the potential impact on Mayne of the transition to IFRS.

System changes
- Assessment of new information requirements and changes to key business processes caused by the transition to IFRS.
- Revision of Group reporting models to capture IFRS transitional adjustments and to enable parallel running from the transition date, 1 July 2004, to the adoption date, 1 July 2005.

Training
- Preparation of tailored training materials addressing all aspects of the implementation of, and transition to, IFRS.
- Updating the Mayne Accounting Policy Manual to reflect IFRS based accounting policies.
- Presentation of the above materials to those employees of Mayne significantly impacted by the transition to IFRS.

Implementation
- Half-year IFRS comparatives dated 31 December 2004 and full year IFRS comparatives dated 30 June 2005 will be completed directly after existing Australian GAAP accounts have been finalised.
- 31 December 2005 half-year accounts will be the first set of IFRS published accounts prepared by Mayne.

Under AASB 1047 'Disclosing the Impact of Adopting Australian Equivalents to International Financial Reporting Standards', entities are strongly encouraged to disclose any known or reliably estimable information about the impacts on the financial reporting of adoption of IFRS. Based on IFRS, as currently issued, the known estimable transition differences of Mayne on the application of IFRS are summarised below.

3. Transition to IFRS (continued)

The transitional adjustments reported in this note are based on the IFRS standards released as at 30 June 2005. These are subject to ongoing review and amendment by the AASB, or technical updates and interpretative guidance supplied from the International Accounting Standards Board, which could change the adjustments reported.

The transition adjustments discussed below are based on the work performed to date by the IFRS Project Team and represent the current best estimate of the impact of IFRS on Mayne as at reporting date. The known impacts on the 2005 results and on the financial position at 30 June 2005 are also included below. Mayne are still in the process of finalising the impact of these adjustments, and consequently the impact of transition to IFRS will change once the adjustments are finalised.

(a) AASB 2 'Share-based Payment' (AASB 2)
Under AGAAP, Mayne currently discloses information in the financial report in relation to the number and respective value of shares and options issued. Mayne's current accounting policy does not recognise an expense in the statement of financial performance for shares and options issued.

On adoption of AASB 2, Mayne will recognise an expense for all share-based remuneration which will be determined with regard to the fair value of the equity instruments issued. The fair value, calculated in accordance with AASB 2, will be charged against profit over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.

A transitional adjustment to Mayne's retained profits of $2.441 million will be recognised relating to the amortisation of those issues. In addition, $0.696 million will be transferred from the share option reserve to contributed equity to recognise shares that have been issued on share options that have been exercised.

For the year ended 30 June 2005, Mayne will recognise a reduction to employee expenses in the statement of financial performance of $0.177 million, representing those entitlements to equity instruments that have been forfeited during the period.

(b) AASB 3 'Business Combinations' (AASB 3)
Purchased goodwill and goodwill on consolidation represents the difference between the cost of investments in certain businesses and controlled entities and the fair value of the net assets acquired. Mayne's current accounting policy is to systematically amortise goodwill over a period of time during which benefits are expected to arise, which must not exceed 20 years.

Under IFRS, goodwill acquired in a business combination will no longer be amortised, but instead will be subject to annual impairment testing, or testing upon the occurrence of triggers that indicate a potential impairment. If an impairment in the value of goodwill is identified this is immediately recognised in the statement of financial performance.

Under the transitional arrangements of AASB 1, an election is available to apply AASB 3 prospectively from transition date. The election also allows an entity to select a date, earlier than the date of transition, from which AASB 3 will be prospectively applied. Mayne has elected to apply AASB 3 prospectively from 1 October 2003, being the date of the earliest acquisition that Mayne has elected to restate under AASB 3. The impact of AASB 3 and associated transitional arrangements on Mayne will be:
- all business combinations that occurred subsequent to 1 October 2003 will be revisited and accounted for under the requirements of AASB 3;
- the acquisition accounting for all business combinations that occurred prior to 1 October 2003 will not be revisited under IFRS;
- no changes can be made to the acquisition accounting of business combinations made prior to 1 October 2003 ; and
- any goodwill amortisation that has been reported under AGAAP subsequent to the transition date, being 1 July 2004, will be reversed for the
- comparative IFRS reporting period.

In making the election to apply AASB 3 from 1 October 2003 Mayne will revisit the following acquisitions under IFRS, that occurred prior to transition date:
- purchase of the assets and business of MIA's NSW pathology business Medical Diagnostics Australia;
- purchase of the worldwide generic injectable paclitaxel business from NaPro Biotherapeutics, Inc (NaPro) and Abbott Laboratories (Abbott);
- purchase of a suite of injectable multivitamin products that were marketed in the US by aaiPharma Inc;
- purchase of the shares and the injectable pharmaceutical manufacturing business of Wasserburger Arzneimittelwerk Dr Madaus GmbH (Wasserburger).

In addition, Mayne will also revisit those acquisitions made subsequent to transition date under IFRS, these include:
- purchase of the operations of the generic pharmaceutical business of Laboratorios Farmacéuticos ROVI SA specialising in sales and distribution to the hospital segment;
- purchase of the shares in Intra-tech Healthcare Limited a manufacturer and distributor of aseptically prepared pre-filled syringes and infusion bags
- purchase of the shares and the specialist oncology product business of Onkoworks Gesellschaft fur Herstellung und Vertrieb onkologischer Spezialpraparate GmbH; and
- purchase of the shares in PHT Pharma Srl which is a generic pharmaceutical business that specialises in the hospital segment.

In applying AASB 3 to these business combinations, additional intangible assets have been identified and Mayne will reduce goodwill by $97.989 million and increase intangible assets by $95.763 million on transition to IFRS. The net difference of $2.226 million being a credit to retained earnings comprises a reduction in goodwill amortisation of $5.579 million, an increase in intangibles amortisation of $6.159 million and derecognition of costs capitalised into goodwill of $1.646 million. For the year ended 30 June 2005, the amortisation charge relating to the additional intangible assets recognised will be $11.158 million.

The requirement to cease all goodwill amortisation from transition date will have the effect of reducing the amortisation expense and therefore improving the reported profits of Mayne, subject to any impairment charge that may be required. This change in accounting policy under IFRS may result in increased volatility in future earnings where impairment losses are recognised. The goodwill amortisation charge for the year ended 30 June 2005, for those business combinations revisited to apply AASB 3, was $15.892 million under AGAAP. The amortisation charge for the remaining goodwill balance recognised by Mayne for the year ended 30 June 2005 was $75.754 million under AGAAP.

(c) AASB 112: 'Income Taxes' (AASB 112)
With the introduction of IFRS a 'balance sheet' approach to accounting for taxation will be adopted, replacing the current 'income statement' approach. The balance sheet approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base.

It is likely that under IFRS, additional deferred tax assets may be recognised as a result of the change in recognition criteria of deferred tax assets. Under current AGAAP, to recognise a deferred tax asset the 'virtually certain' or 'beyond reasonable doubt' test of realising the benefit must be met. Under

3. Transition to IFRS (continued)

(c) AASB 112: 'Income Taxes' (AASB 112) (continued)
The identified tax adjustments to deferred tax assets and liabilities of Mayne, that arise on transition to other IFRS standards, will comprise an increase in the deferred tax asset of $0.323 million associated with the pension liability as detailed in note 3(f), an increase in deferred tax liability of $4.095 million for the tax effect of capitalisation of development expenditure and an increase to the deferred tax asset of $2.040 million and an increase to the deferred tax liability of $2.110 million relating to the recognition of additional leases on balance sheet under IFRS.

In addition, Mayne will recognise an increase in deferred tax assets of $6.069 million and an increase in deferred tax liabilities of $11.740 million will arise from the change in the method of accounting for income taxes from the income statement approach to the balance sheet approach, for items not previously recognised.

The Urgent Issues Group ('UIG') has issued Interpretation 1052 which requires wholly owned subsidiaries in a tax consolidated group to recognise their own tax balances directly, and the current tax liability or asset will be assumed by the head entity, in the tax consolidated group, via an equity contribution or distribution. The effective date of application of this Interpretation is 1 July 2005.

The Interpretation stipulates acceptable methods of allocating deferred tax assets and deferred tax liabilities among entities within a tax consolidated group. These methods are the 'stand-alone tax payer' approach; the 'separate tax payer within group' approach; and the 'group allocation' approach. Mayne has elected to use the stand-alone tax payer approach which requires the deferred tax assets and deferred tax liabilities with the tax consolidated group to be allocated out to each entity as if it continued to be a taxable entity in its own right.

This interpretation does not impact the consolidated Mayne group however it does impact the Company as the head entity of the tax consolidated group. The Company will no longer recognise the deferred tax assets (other than those relating to tax losses) or deferred tax liabilities relating to the other entities within the tax consolidated group.

(d) AASB 116: 'Property, Plant and Equipment' (AASB 116)
The current accounting policy of Mayne is to independently revalue land and buildings every three years to their fair values with these values reassessed in the intervening periods as to their appropriateness. Under IFRS, Mayne has elected to apply the cost basis of recording property, plant and equipment thereby deeming that the carrying value of property, plant and equipment will be the cost value from the date of transition.

In making the above election on transition to IFRS, the asset revaluation reserve will be derecognised as it is no longer a valid reserve in electing the cost model of valuation. On the date of transition to IFRS, the asset revaluation reserve of the consolidated entity was nil, therefore no transitional adjustment is required.

Due to this change in accounting policy from transition date Mayne will reverse any revaluations that have been recognised since the date of transition. The property, plant and equipment revaluation for Mayne for the year ended 30 June 2005 was $18.581 million.

(e) AASB 117: 'Leases' (AASB 117)
The classification of a lease as an 'operating' lease or a 'finance' lease under IFRS is primarily based on qualitative guidelines, rather than the existing combination of qualitative and quantitative guidelines contained in AGAAP. Mayne has reviewed all lease contracts and has identified a number of leases, currently classified under AGAAP as 'operating' leases, that meet the criteria of a 'finance' lease under IFRS.

AASB 1 requires all asset and liabilities, whose recognition is required by IFRS, to be recognised on transition. Therefore those leases identified as financing, but are currently accounted for as operating leases under AGAAP, will be recognised in the statement of financial position. This will result in the recognition of a leased asset and liability in relation to the financing arrangement. This change in accounting is not expected to significantly impact the future earnings of Mayne as the operating lease expense currently recognised will be replaced by a depreciation charge and an interest expense of similar magnitude.

On transition to IFRS, Mayne will recognise leased assets valued at $10.465 million and lease liabilities totalling $12.447 million. The adjustment resulted in Mayne recognising an increase in deferred tax assets of $2.040 million and a increase in deferred tax liabilities of $2.110 million. For the year ended 30 June 2005, the operating lease expense under AGAAP of $4.238 million will be reversed and will be replaced with a depreciation charge of $2.831 million and an interest expense of $ 0.464 million for IFRS, resulting in a net increase in profit before tax of $0.943 million.

(f) AASB 119: 'Employee Benefits' (AASB 119)
The current policy of Mayne is to ensure that sufficient contributions are made to the defined benefit superannuation plans, operated in the United States, Germany and Australia, to ensure that there is no actuarial shortfall (based on the most recent plan calculation of the 'accumulated benefit obligation') in the individual plans. Such contributions are expensed in accordance with actuarial assessments and the rules of the respective fund.

Under IFRS, AASB 119 requires the net surplus or deficit of defined benefits funds, at transition date, be recognised in the statement of financial position with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119. This adjustment will result in Mayne recognising a defined benefit liability of $1.768 million, a decrease to retained earnings of $1.768 million and a $0.323 million increase to the deferred tax asset, as detailed in note 3(c).

AASB 119 permits a number of options for the recognition of actuarial gains or losses on an ongoing basis. Mayne has elected to recognise actuarial gains or losses directly in equity with the other components of defined benefit costs being recognised in the statement of financial performance.

As the plans are closed to new members, and do not have significant outstanding balances, no impact is anticipated under IFRS for the recognition of actuarial gains/loss in equity for Mayne's defined benefit plans for the year ended 30 June 2005.

(g) AASB 121: 'The Effects of Changes in Foreign Exchange Rates' (AASB 121)
On the date of transition to IFRS, Mayne will take advantage of an exemption in AASB 1 that permits the resetting of the Foreign Currency Translation Reserve ('FCTR') to nil. This election will result in a credit adjustment against the FCTR of $27.092 million with a corresponding adjustment being made against retained earnings.

3. Transition to IFRS (continued)

(g) AASB 121: 'The Effects of Changes in Foreign Exchange Rates' (AASB 121) (continued)
Subsequent to transition to IFRS exchange rate differences relating to the translation of foreign operations will continue to be recognised in the FCTR, as a separate component of equity. The exchange differences are then released through the statement of financial performance when the foreign operation is disposed of. Therefore, the gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to IFRS.

(h) AASB 132: 'Financial Instruments: Disclosure and Presentation' (AASB 132) and AASB 139: 'Financial Instruments: Recognition and Measurement' (AASB 139)
Under AASB 132/139 , Mayne's accounting policy will change to recognise in the statement of financial position all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities not at fair value will be carried at cost or amortised cost.

AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations in the statement of financial position with any movements in fair value recognised in the current periods statement of financial performance. The gains and losses on hedging instruments that arise from the use of fair value hedges will be recognised in the statement of financial performance. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are effective, will be deferred to equity until the hedged item is recognised in the statement of financial performance. Gains and losses on hedging instruments used in hedges of net investments in foreign operations will be recognised in the foreign currency translation reserve in equity. Hedge accounting can only be utilised where effectiveness tests are met on both prospective and retrospective bases. This change in accounting treatment may significantly increase volatility in the statement of financial performance where hedge accounting is identified as ineffective.

Mayne has both foreign currency borrowings and foreign operations and is therefore exposed to both interest rate and foreign currency risk. Mayne uses a combination of financial instruments to hedge the foreign currency and interest rate risks inherent in these borrowings and net foreign assets.

Based on the work performed to date, Mayne expects that it will be able to satisfy the hedge accounting criteria for the majority of its derivative financial instruments, thereby mitigating the potential increase in volatility arising as a result of this change in accounting requirements.

In addition, AASB 139 requires that all embedded derivatives that exist within contracts, to which Mayne is a party, must be recognised in the statement of financial position. Mayne has reviewed all applicable contracts and has determined that there are no embedded derivatives that require separate measurement and reporting.

Mayne is required to comply with AASB 132/139 from 1 July 2004 however an exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. Mayne has elected to take advantage of this exemption therefore there are no expected adjustments in relation to these standards for 1 July 2004 or the financial year ended 30 June 2005 as current AGAAP continues to apply.

Mayne has followed AGAAP in accounting of financial instruments within the scope of AASB 132/139 and described in Note 1 Statement of significant accounting policies.

<u>As at 1 July 2005 the expected adjustments are:</u>
Available-for-sale financial assets
Under current AGAAP available-for-sale equity securities are recognised at cost, these will be recognised at fair value when AASB 139 is applied, with any movements in fair value recorded within equity. Upon sale of an available-for-sale financial asset amounts previously recognised in equity will be 're-cycled' through the statement of financial performance. Any impairment in the carrying value of available-for-sale securities will be recognised in current period income.

The impact of this change is expected to decrease equity securities available-for-sale in Mayne by $3.184 million and decrease the fair value reserve by $3.184 million. In addition, $0.400 million will be reclassified from retained earnings to the fair value reserve representing the reversal of amounts previously recognised in the statement of financial performance for writedowns of available-for-sale financial assets to fair value.

Derivatives
Under current Mayne policy not all derivatives are recognised in the statement of financial position. On adoption of AASB 139 all derivatives will be recognised in the statement of financial position at their fair value. The effect on Mayne of this will be an increase in net derivative assets of $5.494 million, increase in hedged liabilities of $2.819 million, increase in retained earnings of $0.101 million and an increase in cashflow hedge reserve of $2.574 million.

Loans and receivables
Under AASB 139 loans and receivables are required to be carried at amortised cost. The effect on Mayne of using this measurement criteria will be a decrease in the value of receivables by $0.271 million.

<u>Impact of change in accounting policy on prior periods</u>
The nature of the main adjustments to the transitional IFRS statement of financial position as at 1 July 2004 and the statement of financial performance of the financial year ended 30 June 2005 to achieve full compliance with IFRS had accounting standards AASB 132/139 been applied from 1 July 2004 would have been:

Available-for-sale financial assets
Equity securities would have been recognised at fair value rather than at cost and with the movement in the fair value of the equity securities being recognised through the equity reserve account. The adjustment required on transition to IFRS at 1 July 2004 for Mayne would have been an increase to the fair value reserve of $0.365 million. The movement in the fair value of the equity securities that would have been recognised in equity for the year ended 30 June 2005 would have been a reduction in the fair value reserve of $3.584 million.

Derivatives
All derivatives would have been recognised in the statement of financial position at fair value with the movement in the fair value of the derivatives being recognised in the statement of financial performance. For the year ended 30 June 2005 the adjustment that would have been required at 1 July 2004 and the impact on the profit for the year ending 30 June 2005, that would have resulted from the change in fair value of the derivatives over the year, have not been quantified as it is impracticable to do so.

3. Transition to IFRS (continued)

(h) AASB 132: 'Financial Instruments: Disclosure and Presentation' (AASB 132) and AASB 139: 'Financial Instruments: Recognition and Measurement' (AASB 139) (continued)

Loans and receivables

Certain loans and receivables would have been recognised in the statement of financial position at amortised cost with the recognition of interest revenue or expense in the statement of financial performance. The adjustment that would have been required at 1 July 2004 on transition to IFRS for Mayne would have been a reduction in receivables of $0.426 million. The amortisation cost of the loan and receivable that would have been recognised in the statement of financial performance for the year ended 30 June 2005 would have been $0.156 million.

(i) AASB 136 'Impairment of Assets' (AASB 136)

The current accounting policy of Mayne is to review the carrying amounts of current and non-current assets valued on a cost basis to determine whether they are in excess of their recoverable amount. If the carrying value of the asset exceeds its recoverable amount the asset is written down to the lower amount.

On adoption of AASB 136 tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially on the date of transition to IFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Goodwill and intangible assets with indefinite useful lives must also be tested for impairment, initially at transition date, and thereafter on an annual basis.

Under AASB 136 impairment of these assets will be assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable 'cash generating unit' to which the assets being tested belong.

At transition date no impairment of any tangible non-current asset or intangible asset has been identified for the Group.

With impairment testing being performed at the cash generating unit level it is possible that additional impairment write downs, than what would have previously been experienced under AGAAP, may be recognised in the future under IFRS. Any write down will also impact the on going depreciation/amortisation charge, where applicable, of the impaired asset. For the year ended 30 June 2005, no impairment of any tangible non-current asset or intangible asset has been identified for the Group.

(j) AASB 138: 'Intangible Assets' (AASB 138)

AASB 138 prohibits the recognition of internally generated intangible assets except for certain items of development expenditure which must be capitalised. Mayne's current policy on research and development activities is to recognise all costs incurred as an expense in the statement of financial performance.

On transition to IFRS, Mayne will recognise an intangible asset, relating to the development activities of $13.651 million, with a corresponding adjustment to retained earnings. This change in accounting policy under IFRS will impact the future earnings of Mayne through the capitalisation of development expenditure and the subsequent amortisation charge realised in relation to the intangible asset recognised.

For the year ended 30 June 2005, development expenditure of $8.164 million will be recognised as an intangible asset under AASB 138. In addition, an amortisation charge of $0.993 million in relation to the capitalised development costs will be recognised in the statement of financial performance.

The general principles under AASB 1 require, on transition to IFRS, that the recognition and classification of all asset and liabilities are assessed in terms of IFRS. Mayne has reviewed all intangibles recognised under AGAAP and computer software assets developed for internal use to confirm that the criteria of AASB 138 for recognition have been met. On transition to IFRS, computer software assets of $9.662 million will be reclassified from other non-current assets to intangible assets.

Under AASB 138 Intangible assets with indefinite useful lives are not amortised but instead must be tested annually for impairment. Any impairment write down recognised in the statement of financial performance in the period in which it occurs. See note 3(i).

Consistent with current Mayne policy, intangible assets with a finite useful life are amortised over that life using a method that best reflects the pattern in which future economic benefits are anticipated to be consumed.

3. Transition to IFRS (continued)

3.1 Summary of Transition Adjustments

The following table sets out the expected adjustments to the statement of financial position of the consolidated entity at transition to IFRS as at 1 July 2004.

	Note	1 July 2004 AGAAP $'000	Transition Impact $'000	IFRS $'000
Current Assets				
Cash and deposits		304,264	-	304,264
Receivables		674,885	-	674,885
Inventories		447,033	-	447,033
Other current assets	(f)	31,812	-	31,812
Total Current Assets		1,457,994	-	1,457,994
Non-Current Assets				
Deposits		657	-	657
Receivables		5,251	-	5,251
Investments accounted for using the equity method		1,388	-	1,388
Other financial assets		6,026	-	6,026
Property, plant and equipment	(d), (e), (j)	455,348	803	456,151
Intangibles	(b), (j)	2,049,847	21,087	2,070,934
Deferred tax assets	(c)	122,662	8,432	131,094
Other		23,213	-	23,213
Total Non-Current Assets		2,664,392	30,322	2,694,714
Total Assets		4,122,386	30,322	4,152,708
Current Liabilities				
Payables		528,346	-	528,346
Interest-bearing liabilities	(e)	6,847	5,291	12,138
Current tax liabilities	(c)	18,702	-	18,702
Provisions	(f)	234,495	1,768	236,263
Total Current Liabilities		788,390	7,059	795,449
Non-Current Liabilities				
Payables		6,174	-	6,174
Interest-bearing liabilities	(e)	752,477	7,156	759,633
Deferred tax liabilities	(c)	44,315	17,945	62,260
Provisions		10,358	-	10,358
Total Non-Current Liabilities		813,324	25,101	838,425
Total Liabilities		1,601,714	32,160	1,633,874
Net Assets		2,520,672	(1,838)	2,518,834
Equity				
Mayne Group Limited Interest				
Contributed Equity	(a)	2,816,239	696	2,816,935
Reserves	(a), (d), (g)	(27,092)	28,837	1,745
Retained profits		(271,544)	(31,371)	(302,915)
Total Mayne Group Limited Equity Interest		2,517,603	(1,838)	2,515,765
Outside equity interest		3,069	-	3,069
Total Equity		2,520,672	(1,838)	2,518,834

3. Transition to IFRS (continued)

3.1 Summary of Transition Adjustments (continued)

Summary of Impact of Transition to IFRS on Retained Earnings

The impact of the transition to IFRS on retained earnings at 1 July 2004 is summarised below

	1 July 2004 $'000
Retained profits as at 1 July 2004 under AGAAP	(271,544)
IFRS reconciliation:	
- net adjustment for restatement of business combinations	(2,226)
- impact of taxation	(9,513)
- capitalisation of finance leases	(1,982)
- capitalisation of development expenditure	13,651
- defined benefit plans accumulated actuarial gains/losses	(1,768)
- share option accounting	(2,441)
- transfer from foreign currency translation reserve	(27,092)
Retained profits as at 1 July 2004 under IFRS	(302,915)

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E

for the financial year ended 30 June 2005

	2005 $'000	2004 $'000
4. Revenue		
Revenue from operating activities:		
Revenue from rendering of services	**888,936**	1,405,013
Revenue from sale of goods	**2,951,967**	2,684,656
Sales Revenue	**3,840,903**	4,089,669
Other revenue from operating activities:		
Dividends received		
- other persons	**-**	-
Interest received		
- associated entities	**41**	33
- other persons	**11,868**	17,462
Total revenue from operating activities	**3,852,812**	4,107,164
Revenue from outside operating activities:		
Proceeds on sale of non-current assets		
- property, plant and equipment	**2,682**	2,810
- investments	**442**	-
- businesses and controlled entities	**10,466**	871,191
Other income	**50,658**	61,601
Total revenue	**3,917,060**	5,042,766

5. Cost of goods sold

	2005 $'000	2004 $'000
Cost of goods sold	**(2,589,738)**	(2,315,666)

6. Individually significant items included in profit / (loss) from ordinary activities before income tax expense

	2005 $'000	2004 $'000
Costs of sale or closure of Pharmaceuticals Latin American businesses	**(19,499)**	-
Cost of investment in Logistics, Consumer, and Hospitals businesses divested	**-**	(870,687)
Profit on sale of Hospitals businesses	**9,417**	-
Legal and other costs associated with litigation related to Epirubicin	**(10,000)**	-
Costs of proposed demerger incurred	**(5,087)**	
Corporate development expenditure	**-**	(7,141)
Total significant expense items	**(25,169)**	(877,828)
Proceeds from sale of investments	**9,859**	871,191
Total significant items	**(15,310)**	(6,637)

7. Individually significant items included in income tax benefit / (expense)

	2005 $'000	2004 $'000
Sale and closure of Latin American Pharmaceuticals business	**518**	-
Legal and other costs associated with litigation related to Epirubicin	**3,000**	-
Logistics business divestments	**8,139**	4,882
Corporate development expenditure	**-**	438
Tax expense on adopting Australian tax consolidations	**-**	(6,491)
Costs of proposed demerger incurred	**576**	
Total significant tax items	**12,233**	(1,171)

	2005 $'000	2004 $'000
8. Income tax expense		
The prima facie tax on profit from ordinary activities differs from the income tax provided in the financial statements and is reconciled as follows:		
Prima facie tax on operating profit calculated at 30% (June 2004 - 30%)	**40,707**	51,712
From which is deducted the tax effect of:		
Under/(over) provision in prior year for continuing businesses	**2,136**	(2,608)
Utilisation of prior year tax losses	**(1,119)**	-
Capital allowances / transactions	**(5,034)**	(2,597)
Employee share acquisition plan	**(2,606)**	-
Dividend income	**-**	(60)
Tax deduction on capitalised expenditure	**(32)**	(969)
Research and development	**(1,829)**	(2,033)
Other variations	**(1,523)**	193
Significant items		
- Logistics business divestments	**(8,139)**	(4,882)
- Hospitals business divestments	**(2,825)**	-
- Other variations	**-**	(275)
	19,736	38,481
To which is added the tax effect of:		
Non-deductible depreciation/amortisation	**23,939**	24,384
Non-deductible expenditure	**3,200**	3,461
Overseas income tax rate differences	**309**	(203)
Current year losses on which no tax benefit has been recognised	**945**	4
Share of net (profits)/losses of associated entities	**(122)**	(38)
Significant items		
- Corporate development expenditure	**-**	1,828
- Write-off of deferred tax balances on adoption of Australian tax consolidation regime	**-**	6,491
- Costs of proposed demerger incurred	**950**	-
- Sale and closure of Latin American Pharmaceuticals business	**2,374**	-
Income tax expense attributable to operating profit/(loss)	**51,331**	74,408
9. Retained profits		
Retained profits / (accumulated losses) at the beginning of the year	**(271,544)**	(278,665)
Net profit/(loss) attributable to members of Mayne Group Limited	**80,454**	94,274
Net transfer from Foreign Currency Translation Reserve on divestment of foreign controlled entities	**70**	(16,269)
Transfers from reserves	**-**	8,467
Dividends recognised during the year	**(70,489)**	(79,351)
Retained profits / (accumulated losses) at the end of the year	**(261,509)**	(271,544)

	2005 $'000	2004 $'000

10. Dividends

	2005 $'000	2004 $'000
Final ordinary		
Paid 30 September 2004 6.5c		
(-% franked Class C, 30%)	**(41,737)**	-
Interim ordinary		
Paid 31 March 2005 4.5c (Paid 31 March 2004 4.5c)		
(-% franked Class C, 30%)	**(28,752)**	(33,252)
Special interim ordinary		
Paid 30 September 2003 6.0c		
(-% franked Class C, 30%)	**-**	(46,099)
Total dividends paid	**(70,489)**	(79,351)

Dividend Reinvestment Plan
Mayne operates a Dividend Reinvestment Plan (DRP) whereby shareholders can apply the relevant amount of cash dividend payable to them and subscribe for fully paid ordinary shares in Mayne Group Limited at the price calculated in accordance with, and subject to, the rules of the DRP. The DRP operated for both of the dividends paid during this financial year. The last date for the receipt of any election notice for participation in the plan is 2 September 2005 (record date).

11. Earnings per Share

	2005	2004
Basic earnings per share:		
Before significant items disclosed in Notes 6 & 7	**13.1c**	14.0c
After significant items	**12.6c**	13.0c
Fully diluted earnings per share:		
Before significant items disclosed in Notes 6 & 7	**13.1c**	14.0c
After significant items	**12.6c**	13.0c
Cash earnings per share		
Before significant items disclosed in Notes 6 & 7	**29.2c**	25.2c
After significant items	**28.7c**	24.2c

Reconciliation of earnings used in calculation of basic and fully diluted earnings per share before and after significant items:

	$'000	$'000
Net profit (loss)	**80,454**	94,274
Significant items before tax (Note 6)	**(15,310)**	(6,637)
Tax (expense) / benefit on significant items (Note 7)	**12,233**	(1,171)
Net profit (loss) before significant items	**83,531**	102,082
Amortisation of goodwill and other intangibles	**102,998**	81,045
Cash earnings before significant items	**186,529**	183,127

Reconciliation of weighted average number of shares used in the calculation of earnings per share:

	Number of shares	
Weighted average number of ordinary shares used	**638,725,022**	726,841,704
Add: Effect of of potential conversion to ordinary shares under the executive options scheme	**24,625**	-
Weighted average number of shares used in calculation of diluted earnings per share	**638,749,647**	726,841,704

	2005 $'000	2004 $'000
12. Contributed equity		
Issued and paid up capital:		
636,186,970 Ordinary shares fully paid		
(640,240,442 fully paid - June 2004)	**2,796,407**	2,816,239
Total Issued and Paid Up Capital	**2,796,407**	2,816,239
Movements in share capital:		
Opening balance	**2,826,403**	3,292,514
Add:		
Ordinary shares issued during the year :		
- Pursuant to exercise of options under the Mayne Group Executive Share Option Scheme	**1,539**	471
- Pursuant to the Dividend Reinvestment Plan	**17,569**	24,727
Less:		
Ordinary shares bought back	**(42,613)**	(489,954)
Costs of share buy-back	**(48)**	(1,355)
	2,802,850	2,826,403
Less:		
Shares held by Group entities under Executive and Staff share schemes	**(6,443)**	(10,164)
	2,796,407	2,816,239

Stock Exchange Listing
Mayne Group Limited's shares are listed on the Australian Stock Exchange.

Share Issues in the year ended 30 June 2005
The following ordinary shares were issued during the year:
Executive Share Option Scheme:
229,000 ordinary shares, fully paid at $3.37 per share
100,000 ordinary shares, fully paid at $3.71 per share
100,000 ordinary shares, fully paid at $3.97 per share
Dividend Reinvestment Scheme:
1,889,893 ordinary shares, fully paid at $4.07 per share
2,385,800 ordinary shares, fully paid at $4.14 per share
Employee share acquisition plan:
1,989,552 ordinary shares, fully paid at $0.00 per share

Share Issues in the year ended 30 June 2004
The following ordinary shares were issued during the previous year:
Executive Share Option Scheme:
140,000 ordinary shares, fully paid at $3.37 per share
Dividend Reinvestment Scheme:
3,828,981 ordinary shares, fully paid at $3.24 per share
3,756,391 ordinary shares, fully paid at $3.28 per share

Share buy-back
On-market buy-back
During the year the parent entity bought back 10,747,717 shares at a cost of $42.613 million, being an average cost of $ 3.96 per share.
Paid up share capital was reduced by $ 42.661 million, being the cost of the buy-back, inclusive of costs incidental to the transaction of $ 0.048 million.

Mayne Group Executives' Share Option Scheme
The number of unissued shares for which options were outstanding as at the end of the financial year was 1,334,000 (June 2004 - 2,599,000).

	2005 $'000	2004 $'000

13. Total equity reconciliation

	2005 $'000	2004 $'000
Total equity at the beginning of the year	**2,520,672**	2,987,792
Total changes in equity recognised in the statement of financial performance attributable to members of Mayne Group Limited	**85,462**	89,757
Transactions with members of Mayne Group Limited as owners:		
Equity contributed	**19,108**	25,198
Equity bought back	**(42,661)**	(491,309)
Shares issued / held by Group entities under Executive and Staff share schemes	**3,721**	(10,164)
Dividends	**(70,489)**	(79,351)
Total changes in outside equity interest	**391**	(1,251)
Total equity at the end of the year	**2,516,204**	2,520,672

14. Net tangible asset backing per ordinary security

	$	$
Net tangible asset backing per ordinary security	**0.51**	0.60

15. Segmental Reporting

	Sales revenue June 2005			Sales revenue June 2004		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**654,814**	**6,387**	**661,201**	482,677	18,376	501,053
Consumer Products	**171,001**	**3,901**	**174,902**	145,835	3,580	149,415
Total Pharmaceuticals	**825,815**	**10,288**	**836,103**	628,512	21,956	650,468
Pathology Services	**569,102**	**-**	**569,102**	526,527	-	526,527
Diagnostic Imaging Services	**287,171**	**-**	**287,171**	276,237	-	276,237
Total Diagnostic Services	**856,273**	**-**	**856,273**	802,764	-	802,764
Pharmacy	**2,147,892**	**-**	**2,147,892**	2,068,610	-	2,068,610
Hospitals	**-**	**-**	**-**	-	565,720	565,720
Unallocated	**635**	**-**	**635**	2,107	-	2,107
Consolidated	**3,830,615**	**10,288**	**3,840,903**	3,501,993	587,676	4,089,669
Geographic Segments						
Australia	**3,330,883**	**-**	**3,330,883**	3,166,981	538,146	3,705,127
Other Pacific regions	**17,901**	**3,901**	**21,802**	16,934	37,467	54,401
Australia & Pacific regions	**3,348,784**	**3,901**	**3,352,685**	3,183,915	575,613	3,759,528
Americas	**155,561**	**6,387**	**161,948**	114,700	12,063	126,763
Europe, Middle East & Africa	**326,270**	**-**	**326,270**	203,378	-	203,378
Consolidated	**3,830,615**	**10,288**	**3,840,903**	3,501,993	587,676	4,089,669

15. Segmental Reporting (continued)

	Depreciation June 2005 Continuing $'000	Depreciation June 2005 Discontinuing $'000	Depreciation June 2005 Total $'000	Depreciation June 2004 Continuing $'000	Depreciation June 2004 Discontinuing $'000	Depreciation June 2004 Total $'000
Business Segments						
Pharmaceuticals	**19,742**	**100**	**19,842**	16,304	200	16,504
Consumer Brands	**2,895**	**20**	**2,915**	3,029	23	3,052
Total Pharmaceuticals	**22,637**	**120**	**22,757**	19,333	223	19,556
Pathology Services	**15,529**	**-**	**15,529**	13,918	-	13,918
Diagnostic Imaging Services	**21,315**	**-**	**21,315**	18,284	-	18,284
Total Diagnostic Services	**36,844**	**-**	**36,844**	32,202	-	32,202
Pharmacy	**4,233**	**-**	**4,233**	4,409	-	4,409
Hospitals	**-**	**-**	**-**	-	19,133	19,133
Consolidated	**63,714**	**120**	**63,834**	55,944	19,356	75,300
Geographical Segments						
Australia	**55,173**	**-**	**55,173**	51,377	16,773	68,150
Other Pacific Regions	**111**	**20**	**131**	141	2,383	2,524
Australia & Pacific Regions	**55,284**	**20**	**55,304**	51,518	19,156	70,674
Americas	**3,808**	**100**	**3,908**	2,650	200	2,850
Europe, Middle East & Africa	**4,622**	**-**	**4,622**	1,776	-	1,776
Consolidated	**63,714**	**120**	**63,834**	55,944	19,356	75,300

	Earnings before interest, tax, amortisation and significant items June 2005 Continuing $'000	June 2005 Discontinuing $'000	June 2005 Total $'000	Earnings before interest, tax, amortisation and significant items June 2004 Continuing $'000	June 2004 Discontinuing $'000	June 2004 Total $'000
Business Segments						
Pharmaceuticals	**126,202**	**(3,664)**	**122,538**	96,931	360	97,291
Consumer Brands	**24,698**	**63**	**24,761**	15,740	106	15,846
Total Pharmaceuticals	**150,900**	**(3,601)**	**147,299**	112,671	466	113,137
Pathology Services	**82,045**	**-**	**82,045**	68,059	(223)	67,836
Diagnostic Imaging Services	**28,648**	**-**	**28,648**	27,870	-	27,870
Total Diagnostic Services	**110,693**	**-**	**110,693**	95,929	(223)	95,706
Pharmacy	**32,611**	**-**	**32,611**	38,748	-	38,748
Hospitals	**-**	**-**	**-**	-	39,784	39,784
Unallocated	**(17,418)**	**279**	**(17,139)**	(12,167)	(425)	(12,592)
Earnings before interest, tax, amortisation and significant items	**276,786**	**(3,322)**	**273,464**	235,181	39,602	274,783
Geographical Segments						
Australia	**183,647**	**(410)**	**183,237**	196,596	32,425	229,021
Other Pacific Regions	**2,943**	**50**	**2,993**	979	7,726	8,705
Australia & Pacific Regions	**186,590**	**(360)**	**186,230**	197,575	40,151	237,726
Americas	**21,444**	**(3,260)**	**18,184**	10,382	(124)	10,258
Europe, Middle East & Africa	**68,752**	**298**	**69,050**	27,224	(425)	26,799
Earnings before interest, tax, amortisation and significant items	**276,786**	**(3,322)**	**273,464**	235,181	39,602	274,783

15. Segmental Reporting (continued)

	Amortisation June 2005			Amortisation June 2004		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	62,179	-	62,179	40,270	585	40,855
Consumer Brands	5,364	-	5,364	5,374	-	5,374
Total Pharmaceuticals	67,543	-	67,543	45,644	585	46,229
Pathology Services	17,888	-	17,888	17,927	-	17,927
Diagnostic Imaging Services	10,637	-	10,637	8,886	-	8,886
Total Diagnostic Services	28,525	-	28,525	26,813	-	26,813
Pharmacy	6,930	-	6,930	6,111	-	6,111
Hospitals	-	-	-	-	1,892	1,892
Consolidated	102,998	-	102,998	78,568	2,477	81,045
Geographical Segments						
Australia	54,264	-	54,264	49,760	1,300	51,060
Other Pacific Regions	1,282	-	1,282	984	1,177	2,161
Australia & Pacific Regions	55,546	-	55,546	50,744	2,477	53,221
Americas	16,535	-	16,535	12,251	-	12,251
Europe, Middle East & Africa	30,917	-	30,917	15,573	-	15,573
Consolidated	102,998	-	102,998	78,568	2,477	81,045

	Significant items before tax June 2005			*Significant items before tax* June 2004		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	(10,000)	(9,640)	(19,640)	-	-	-
Consumer Products	-	-	-	-	-	-
Total Pharmaceuticals	(10,000)	(9,640)	(19,640)	-	-	-
Pathology Services	-	-	-	-	-	-
Diagnostic Imaging Services	-	-	-	-	-	-
Total Diagnostic Services	-	-	-	-	-	-
Pharmacy	-	-	-	-	-	-
Hospitals	-	9,417	9,417	-	504	504
Unallocated	(5,087)		(5,087)	(7,141)	-	(7,141)
Consolidated	(15,087)	(223)	(15,310)	(7,141)	504	(6,637)
Geographic Segments						
Australia	(10,087)	9,417	(670)	(7,141)	504	(6,637)
Other Pacific regions	-	-	-	-	-	-
Australia & Pacific	(10,087)	9,417	(670)	(7,141)	504	(6,637)
Americas	-	(9,640)	(9,640)	-	-	-
Europe, Middle East & Africa	(5,000)	-	(5,000)	-	-	-
Consolidated	(15,087)	(223)	(15,310)	(7,141)	504	(6,637)

15. Segmental Reporting (continued)

	Profit before tax June 2005			Profit before tax June 2004		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	54,023	(13,304)	40,719	56,661	(225)	56,436
Consumer Products	19,334	63	19,397	10,366	106	10,472
Total Pharmaceuticals	73,357	(13,241)	60,116	67,027	(119)	66,908
Pathology Services	64,157	-	64,157	50,132	(223)	49,909
Diagnostic Imaging Services	18,011	-	18,011	18,984	-	18,984
Total Diagnostic Services	82,168	-	82,168	69,116	(223)	68,893
Pharmacy Services	25,681	-	25,681	32,637		32,637
Hospitals		9,417	9,417	-	38,396	38,396
Unallocated	(22,505)	279	(22,226)	(19,308)	(425)	(19,733)
Earnings before interest & tax	158,701	(3,545)	155,156	149,472	37,629	187,101
Net interest expense	(18,041)	(1,424)	(19,465)	(8,197)	(6,531)	(14,728)
Consolidated	140,660	(4,969)	135,691	141,275	31,098	172,373
Geographic Segments						
Australia	119,296	9,007	128,303	139,695	31,629	171,324
Other Pacific regions	1,661	50	1,711	(5)	6,549	6,544
Australia & Pacific	120,957	9,057	130,014	139,690	38,178	177,868
Americas	4,909	(12,900)	(7,991)	(1,869)	(124)	(1,993)
Europe, Middle East & Africa	32,835	298	33,133	11,651	(425)	11,226
Earnings before interest & tax	158,701	(3,545)	155,156	149,472	37,629	187,101
Net interest expense	(18,041)	(1,424)	(19,465)	(8,197)	(6,531)	(14,728)
Consolidated	140,660	(4,969)	135,691	141,275	31,098	172,373

	Capital Expenditure June 2005			Capital Expenditure June 2004		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	82,875	-	82,875	51,280	269	51,549
Consumer Products	1,440	30	1,470	1,425	12	1,437
Total Pharmaceuticals	84,315	30	84,345	52,705	281	52,986
Pathology Services	15,546	-	15,546	13,142	-	13,142
Diagnostic Imaging Services	22,698	-	22,698	24,660	-	24,660
Total Diagnostic Services	38,244	-	38,244	37,802	-	37,802
Pharmacy Services	4,650	-	4,650	5,354	-	5,354
Hospitals	-	-	-	-	29,556	29,556
Unallocated	3,622	-	3,622	6,039	-	6,039
Consolidated	130,831	30	130,861	101,900	29,837	131,737
Geographic Segments						
Australia	101,247	-	101,247	87,637	25,292	112,929
Other Pacific regions	68	30	98	86	4,276	4,361
Australia & Pacific	101,315	30	101,345	87,723	29,568	117,290
Americas	24,742	-	24,742	11,170	269	11,439
Europe, Middle East & Africa	4,774	-	4,774	3,007	-	3,007
Consolidated	130,831	30	130,861	101,900	29,837	131,737

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E

for the financial year ended 30 June 2005

	Assets June 2005 Continuing $'000	Assets June 2005 Discontinuing $'000	Assets June 2005 Total $'000	Assets June 2004 Continuing $'000	Assets June 2004 Discontinuing $'000	Assets June 2004 Total $'000
15. Segmental Reporting (continued)						
Business Segments						
Pharmaceuticals	**1,869,225**	**3,016**	**1,872,241**	1,634,933	35,555	1,670,488
Consumer Products	**273,280**	**2,155**	**275,435**	292,983	2,183	295,166
Total Pharmaceuticals	**2,142,505**	**5,171**	**2,147,676**	1,927,916	37,738	1,965,654
Pathology Services	**628,246**	**-**	**628,246**	626,965	-	626,965
Diagnostic Imaging Services	**372,005**	**-**	**372,005**	371,976	-	371,976
Total Diagnostic Services	**1,000,251**	**-**	**1,000,251**	998,941	-	998,941
Pharmacy Services	**470,391**	**-**	**470,391**	704,499	-	704,499
Hospitals	**-**	**-**	**-**	-	35,452	35,452
Divestment of Logistics Services	**-**	**-**	**-**	-	38,777	38,777
Unallocated	**461,134**	**11,276**	**472,410**	369,390	9,673	379,063
Consolidated	**4,074,281**	**16,447**	**4,090,728**	4,000,746	121,640	4,122,386
Geographic Segments						
Australia	**3,104,221**	**-**	**3,104,221**	3,253,535	87,469	3,341,004
Other Pacific regions	**19,531**	**2,675**	**22,206**	23,610	2,698	26,308
Australia & Pacific	**3,123,752**	**2,675**	**3,126,427**	3,277,145	90,167	3,367,312
Americas	**426,068**	**5,119**	**431,187**	468,634	24,833	493,467
Europe, Middle East & Africa	**524,461**	**8,653**	**533,114**	254,967	6,640	261,607
Consolidated	**4,074,281**	**16,447**	**4,090,728**	4,000,746	121,640	4,122,386

	Liabilities June 2005 Continuing $'000	Liabilities June 2005 Discontinuing $'000	Liabilities June 2005 Total $'000	Liabilities June 2004 Continuing $'000	Liabilities June 2004 Discontinuing $'000	Liabilities June 2004 Total $'000
Business Segments						
Pharmaceuticals	**205,622**	**559**	**206,181**	130,391	5,584	135,975
Consumer Products	**31,800**	**529**	**32,329**	30,210	469	30,679
Total Pharmaceuticals	**237,422**	**1,088**	**238,510**	160,601	6,053	166,654
Pathology Services	**89,253**	**-**	**89,253**	87,006	-	87,006
Diagnostic Imaging Services	**48,328**	**-**	**48,328**	41,589	-	41,589
Total Diagnostic Services	**137,581**	**-**	**137,581**	128,595	-	128,595
Pharmacy Services	**331,262**	**-**	**331,262**	349,015	-	349,015
Hospitals	**-**	**47,394**	**47,394**	-	64,431	64,431
Divestment of Logistics Services	**-**	**1,749**	**1,749**	-	2,023	2,023
Unallocated	**814,073**	**3,955**	**818,028**	875,698	15,298	890,996
Consolidated	**1,520,338**	**54,186**	**1,574,524**	1,513,909	87,805	1,601,714
Geographic Segments						
Australia	**1,322,731**	**49,216**	**1,371,947**	1,425,525	82,979	1,508,504
Other Pacific regions	**2,035**	**539**	**2,574**	264	476	740
Australia & Pacific	**1,324,766**	**49,755**	**1,374,521**	1,425,789	83,455	1,509,244
Americas	**28,960**	**1,064**	**30,024**	27,561	319	27,880
Europe, Middle East & Africa	**166,612**	**3,367**	**169,979**	60,559	4,031	64,590

16. Acquisition and disposal of controlled entities

Year ended 30 June 2005

The following controlled entities were acquired during the year

	Date of acquisition	Consideration $ '000	Proportion of share acquired %
Intra -Tech Healthcare Limited	2/06/2005	47,703	100%
Onkoworks Gesellschaft fur Herstellung und Vertrieb onkologischer Spezialprapararte GmbH	20/06/2005	26,776	100%
PHT Pharma Srl	24/06/2005	25,890	100%

Pharmaceuticals and Consumer businesses were acquired for a total consideration of $35.616 million

The following controlled entities were disposed of during the year

	Date of disposal	Consideration	Proportion of shares disposed	Contribution to profit from ordinary activities	
				To date of disposal	For whole of corresponding period
		$ '000	%	$ '000	$ '000
Mayne Properties Pty Ltd	26/07/2004	-	100%	-	-
Healthlinks.net Pty Ltd	29/10/2004	607	100%	278	110
Comdotpli Pty Ltd	29/10/2004	-	100%	-	-
Mayne Finance Limited	28/06/2005	-	100%	14	33
Mayne Pharma do Brasil Lda	1/04/2005	9,859	100%	(2,006)	(928)

Year ended 30 June 2004

The following controlled entities were acquired during the previous year

	Date of acquisition	Consideration $ '000	Proportion of share acquired %
Gippsland Pathology Service Pty Ltd	1 July 2003	14,000	68%
Wasserburger Arzneimittelwerk Dr. Madaus GmbH	30 April 2004	47,287	100%

The following controlled entities were disposed of during the previous year

	Date of disposal	Consideration	Proportion of shares disposed	Contribution to profit from ordinary activities	
				To date of disposal	For whole of corresponding period
		$ '000	%	$ '000	$ '000
Australian Medical Enterprises Limited Group }	30 November 2003	856,900	100%	26,288	(67,502)
HCoA Hospital Holdings(Australia) Pty Ltd Group }					
Hospitals of Australia Limited Group }					
Relkban Pty Ltd }					
Relkmet Pty Ltd }					
Votraint No 664 Pty Ltd }					
Votraint No 665 Pty Ltd }					
PT Healthcare of Surabaya }					
PT Putramas Muliasantosa }					
PT Mitrajaya Medikatama }					
The hospital sale also included net assets held by divisions of the parent entity, Mayne Group Limited }					

17. Equity accounting

Associated Entities at 30 June 2005 were:

Associated Entity	Principal Activity	% Interest in Equity Capital		Equity Accounted Year Ended	Investment Carrying amount		Dividends Received		Equity share of operating profits/(losses) after tax & extraordinary items & outside equity interests	
		2005 %	2004 %		Equity Value 2005 $'000	Equity Value 2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
St George Private Hospital Nuclear Medicine Pty Ltd	Medical Services - Australia	**50%**	50%	30 June	**306**	286	**20**	-	**20**	5
Campsie Nuclear Medicine Pty Ltd	Medical Services - Australia	**50%**	50%	30 June	**160**	140	**25**	-	**20**	43
Indo China Healthcare Limited	Health Services - Asia	**45%**	45%	30 June	**1,282**	962	**-**	92	**320**	(12)
					1,748	1,388	**45**	92	**360**	36

Financial Information relating to Associates:	**June 2005 $'000**	June 2004 $'000
The consolidated entity's share of profits and losses, assets and liabilities of associates, in aggregate is:		
Statement of Financial Performance:		
Share of profits / (losses) from ordinary activities before tax of associates	**541**	253
Share of income tax expense attributable to profit/(loss) from ordinary activities of associates	**(136)**	(125)
Share of net profit/(loss) as disclosed by associates	**405**	128
Equity accounting adjustments:		
- goodwill amortisation	**-**	-
Equity accounted share of net profit/(loss) of associates	**405**	128
Dividends received from associates	**(45)**	(92)
Share of associates net profit equity accounted	**360**	36
Statement of Financial Position:		
Retained Profits:		
Equity share of retained profits of associated entities at the beginning of the year	**(234)**	(270)
Equity share of retained profits in the current year	**360**	36
Equity share divested	**-**	-
Equity accounted share of retained profits of associates at the end of the year	**126**	(234)
Movements in carrying amount of investments:		
Carrying amount of investments in associates at the beginning of the year	**1,388**	8,506
Share of associates net profit equity accounted	**360**	36
Associate transferred to investment in subsidiaries	**-**	(7,154)
Carrying amount of investments in associates at the end of the year	**1,748**	1,388

18. Discontinuing Operations

During the year the the consolidated entity discontinued its pharmaceuticals business in Latin America by divesting its business in Brazil and closing its business in Mexico .
The above transactions are shown as discontinued within the Pharmaceuticals segment in Note 15.

Financial Information for the discontinuing businesses is as follows:

	June 2005 $'000	June 2004 $'000
Financial performance information:		
Revenue from ordinary activities	**10,288**	587,676
Expenses from ordinary activities	**(13,610)**	(550,551)
Net interest expense	**(1,424)**	(6,531)
Loss on sale or closure of Pharmaceuticals Latin American businesses	**(9,640)**	-
Profit on sale of Hospitals businesses	**9,417**	504
Profit from ordinary activities before tax	**(4,969)**	31,098
Tax (expense) / benefit	**5,671**	(6,549)
Net profit after tax	**702**	24,549
Outside equity interest	**13**	23
Net profit after tax and outside equity interest	**689**	24,526
Financial position information:		
Segment assets	**16,447**	121,640
Segment liabilities	**54,186**	87,805
Net assets	**(37,739)**	33,835

19. Contingent liabilities

	June 2005 $'000	June 2004 $'000
Claims for which no reserves are considered appropriate	**8,932**	4,159
Contingencies relating to sale of businesses	**1,652**	397
Performance bonds and guarantees	**81,054**	78,421
F H Faulding Pharmacy Guarantee Scheme (1)	**48,862**	65,700
	140,500	148,677

(1) F H Faulding & Co Limited, a controlled entity of Mayne Group Limited, provides guarantees of pharmacists' borrowings from a number of banks to enable the pharmacists to acquire or expand pharmacies. To manage exposure under these guarantees, arrangements have been entered into to limit the banks' recourse to F H Faulding & Co Limited under the guarantee. The contingent liability represents the recourse limit based on loan utilisation at 30 June 2005.

Due to the nature of its generic pharmaceuticals business, Mayne is engaged in litigation during the normal course of business for alleged infringement of patents. The information usually required by AASB 1044 Provisions, Contingent Liabilities and Contingent Assets is not disclosed on the grounds that it can be expected to seriously prejudice the outcome of this litigation.

20. Subsequent events

Dividends

Since the end of the financial year the directors have declared the following dividend:

Dividends	Amount per ordinary share	Franked amount per share	Amount per share of foreign source	Record date for determining entitlements to the dividend	Dividend payment date
Final ordinary	6.5¢	3.25¢	6.5¢	2 September 2005	30 September 2005

The financial effect of these dividends has not been brought to account in the financial statements for the year ended 30 June 2005 and will be recognised in subsequent financial reports.

Epirubicin

On 5 August 2005, the Federal Court of Australia (Victorian Division) ruled that the Mayne Pharma's formulation of Epirubicin infringes a patent of the innovator, Pharmacia Italia S.P.A. (a subsidiary of Pfizer Inc). As a result, the Group has recorded an expense in these accounts that has been included in the significant item relating to Epirubicin in Note 6.

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E

for the financial year ended 30 June 2005

Status of the audit of the Financial Statements:

The accounts are in the process of being audited.

----

24 August 2005

T Paine
Company Secretary

mayne

Mayne Group Limited

Full year results 2005

Mr Stuart James
Group Managing Director and Chief Executive Officer

Mr Paul Binfield
Chief Financial Officer

24 August 2005
Melbourne, Australia

- Good morning ladies and gentlemen and welcome to Mayne's 2005 full year results presentation.

2005 highlights

($A millions)	FY04	FY05	Growth
Sales revenue[1]	3,502	3,831	9%
EBITA[2]	235	277	18%
EBIT[2]	157	174	11%
NPAT[2]	83	91	10%
Cash EPS[3]	25.2 c	29.2 c	16%
EBITDA to cash flow conversion[4]	78%	84%	7%
Dividends per share	6.5 c	6.5 c	-

[1] Continuing business
[2] Continuing business before significant items
[3] Reported EPS before significant items and intangibles amortisation
[4] Normalised operating cash flow as a percentage of reported EBITDA

2

- Firstly I would like to give you a snap shot of our full year financial results.
- As I reported this time last year, our number one priority was driving incremental improvements across our businesses. This has paid off with Mayne reporting a strong financial performance.
- Continuing business EBITA increased 18% and continuing business EBIT increased by 11%. Like-for-like EBIT growth (i.e. pre-securitisation) was up 13% to $176 million which compares to the guidance provided at the half year of around 10% EBIT growth.
- The strong EBITA results were driven by earnings growth across our Pharmaceuticals, Consumer Products, Pathology and Diagnostic Imaging businesses.
- Cash earnings per share increased 16% reflecting the fact that we generated a similar net profit from a much smaller capital base.
- We continued to improve our EBITDA to cashflow conversion, with this ratio increasing to 84%.
- With the details of the proposed demerger still being worked on, Mayne's Board has declared a final dividend of 6.5 cents, which takes the total dividend per share for fiscal year 2005 to 11 cents, consistent with the prior year. Pleasingly, our final dividend is 50% franked which is due to the strong earnings generated in Australia.

2005 highlights

- Strong FY05 financial result
- Solid future growth platform for Mayne Pharma
- Improved manufacturing cycle times at Mulgrave
- Robust pathology result with EBITA margins of 16% in 2H05 up 140 basis points
- Diagnostic Imaging stabilised and improvements emerging
- Exceptional Consumer Products result with EBITA up 57%
- Pharmacy inventory and debtor management reduced capital employed by $210 million in 2H05
- Implementing demerger to unlock value

3

- I would now like to run through some of the operational highlights from FY05.
- Mayne Pharma continued to strengthen its strategic positioning through internal development, geographic expansion and selected acquisitions and in-licensing arrangements. We also took a number of important steps during the year to ensure Mayne's unique international sales and marketing capabilities are complemented with a globally competitive, high quality supply chain.
- With an eye to the future, we also made tough decisions during the year to extend the shutdowns of our Mulgrave and Aguadilla plants. I am very pleased to report that since reopening, the performance of Mulgrave has been exceptional with cycle times consistently shortening and you will hear from the man responsible for leading this turnaround, Mike Rutkowski, later in this presentation.
- Our pathology business, which includes Medical Centres, continued to deliver excellent results with the EBITA margin improving to 16% in the second half. This is the highest level achieved in the last five years.
- Whilst still early days, our Diagnostic Imaging business stabilised and in the second half we started to see some gradual signs of improvements in this business.
- Our Consumer Products business delivered its best performance to date with EBITA up 57% and it remains the clear leading provider of health supplements in both grocery and pharmacy across Australia.
- Pharmacy faced both market place challenges and industry uncertainty during the year. However, it took significant steps to reinvigorate management, refresh its brands and implement initiatives aimed at reducing its financial risk.
- The reduction in working capital in Pharmacy improved operating cash flows giving Mayne more flexibility to redeploy this capital across our family of healthcare businesses.
- Finally, the Board decided to recommend to proceed with the separation of Mayne's global injectable pharmaceutical business from the domestic healthcare businesses, which brings me on to the next slide.

Demerger update

- On track
- Expected to be effected by 31 December 2005
- Well progressed through technical and commercial considerations
- Experienced CEO for domestic businesses appointed – Robert Cooke

4

- In June 2005, Mayne announced it would recommend to shareholders a demerger involving separate listings of Mayne Pharma and its domestic healthcare businesses in Australia.
- The demerger process is on track and provided we receive the necessary approvals, it is expected to be effective by the end of this calendar year.
- Whilst we are well progressed through technical and commercial considerations, details of the demerger proposal continue to be finalised and following the release of the explanatory memorandum we will be able to comment further, including on the outlook of each entity on a standalone basis.

Agenda

- Group overview
- Detailed group result
- IFRS
- Business unit results
- Summary

5

In terms of our agenda this morning:

- I will speak briefly about the current structure of the Group.
- Paul Binfield, our Chief Financial Officer, will then take you through the detailed Group result and provide a brief overview of what the introduction of International Financial Reporting Standards will mean for Mayne.
- Following that I will touch on the business unit highlights for the year and review their second half performance.


Mayne Group structure
Mayne Group Limited
ASX listed; $3.1 billion market capitalisation
12,000 employees*
Pharmaceuticals
Diagnostic Services
Pharmacy
Consumer Products
Mayne Pharma
Global specialty and generic injectable pharmaceuticals
Pathology
Diagnostic Imaging
Medical Centres
Wholesale distribution
Retail management
Nutriceuticals
OTC products
* As at 30 June 2005
Subject to demerger proposal
6

- Most of you will have seen this slide before depicting Mayne's structure.
- The important but subtle difference is that it shows the structure of the demerged entities with Mayne Pharma on one side and Diagnostic Services, Pharmacy and Consumer Products on the other side.
- We believe the separation of Mayne Pharma from the domestic businesses will enable each of the businesses to focus on their core activities and more effectively implement their distinctive strategies.

Detailed group result

7

- Paul will now take you through the details of our Group result.

Continuing business growth


EBITA*
$A millions
($m)
300
250
200
150
100
50
0
6.5%
6.7%
7.2%
205.6
235.2
276.8
8.0%
6.0%
4.0%
2.0%
0.0%
FY03
FY04
FY05
EBITA
EBITA Margin

* Before significant items

8

- The upward trend in earnings and margins from our continuing businesses demonstrates the strength of Mayne's underlying businesses.
- In 2005, Pathology and Consumer generated record earnings driven by organic growth and margin improvement. Significant EBITA growth also came from Pharma, which benefited from the full period contributions of the acquisitions of paclitaxel, MVI® and Wasserburger and also the successful launches of carboplatin and fluconazole.

Continuing business profit and loss statement

($A millions) AGAAP	FY04	FY05
Revenue	3,502.0	3,830.6
EBITA	235.2	276.8
Amortisation	(78.6)	(103.0)
EBIT	156.6	173.8
Net interest expense	(8.2)	(18.0)
Profit before tax	148.4	155.7
Taxes	(61.8)	(60.6)
Outside equity interests	(3.7)	(3.9)
NPAT before significant items	82.9	91.3
Significant items (after tax)	(13.2)	(11.5)
NPAT after significant items	69.7	79.8

- This slide compares our Group continuing business result to the prior year.
- The key takeaways from this slide are:
  - Growth in EBITA (after securitisation charge) of 18% to $277 million;
  - EBIT growth of 11% before adjusting for securitisation costs and 13% EBIT growth on a like for like basis; and
  - Growth in continuing business NPAT before significant items of 10%.

– Overall a strong 2005 result.

EBITA contribution*


FY04
Pharmacy 16%
Imaging 11%
Pharma 40%
Pathology 27%
Consumer 6%
FY05
Pharmacy 11%
Imaging 10%
Pharma 43%
Pathology 28%
Consumer 8%

* Continuing business only

10

- This slide shows the relative EBITA contributions of each of Mayne's businesses.
- Mayne's domestic businesses collectively contributed 57% of EBITA and Mayne Pharma contributed 43%.
- Mayne Pharma, Pathology and Consumer Products contributions to total earnings all increased significantly in FY05 reflecting the good progress in these businesses.


Cash earnings per share
mayne
16% growth
30
25
20
15
10
5
0
(cents)
18.3
25.2
29.2
FY03
FY04
FY05
Reported EPS before intangibles amortisation and significant items
11

- The robust full year result is clearly illustrated in this graph which shows our cash earnings per share increased by 16% in FY05.
- The increase in earnings per share is due to the generation of a similar level of earnings from a much smaller business following the disposal of the Hospitals business in the prior year and the subsequent return of capital to shareholders.

Operating cash flow


($m)
500
400
300
200
100
0
100%
80%
60%
40%
20%
0%
Op cash flow/EBITDA
390
47.7%
186
78.0%
350
273
83.7%
337
282
FY03
FY04
FY05*
Operating cash flow
EBITDA
Cash conversion

* Normalised for proceeds from Pharmacy debtor securitisation

- Moving onto cashflow. Mayne delivered a strong operating cashflow result in FY05 of $282 million.
- Our ability to convert earnings or EBITDA into operating cash flow improved to 84% in FY05. This conversion ratio increased over the prior year despite the rapid growth in the Pharmaceuticals business and the consequential increase in working capital in this business.
- It is also important to note that the proceeds from the debtors securitisation are excluded from operating cashflow in this calculation.

Strong balance sheet

As at	FY03	FY04	FY05
Net debt (cash)	373	454	284
Equity	2,988	2,521	2,516
Gearing*	11.1%	15.3%	10.1%

- Debtors securitisation program contributed to lower gearing
- Strong balance sheet provides flexibility throughout the demerger process
- Continuing capex of $130.8 million in FY05 compared to $101.9 million FY04

* Net debt/(Net debt + equity)

- Mayne's gearing, measured on a net debt to net debt plus equity basis, has decreased to 10.1% at the end of the current year.
- This strong financial position is important to maintain during the demerger process so that there is the flexibility to ensure the appropriate capital structure is achieved for each of the demerged businesses, should the demerger proceed.
- Capital expenditure across the group was $131 million in FY05, which included approximately $50 million of development capex, the majority of which related to expenditure at Mulgrave and Aguadilla as part of the upgrade of these facilities.

Debtors securitisation

- Facility drawn down to a net amount of $184 million at 30 June 2005
- Capital deployed into Pharma and balance sheet/working capital
- Securitisation charge of $2.4 million reduces reported EBITA and EBIT in 2H05
  - Add back for like-for-like growth
- Benefits
  - Monetise eligible receivables
  - Transfer of substantially all risks associated with receivables securitised
  - Attractive source of long term finance
  - Reduces working capital levels
  - Reduces cash flow volatility intra month
  - Improved ROIC



Mayne (originator and collection agent)
Collects cash and remits cash collected daily
Sells receivables
Cash = value of receivables
Securitisation expense (6-6.5%pa of drawn balance)
Trust

14

- I thought it would be worthwhile to recap on our debtors securitisation program and what it means for Mayne.
- The program involves the weekly sale of Pharmacy debtors to a third party investment trust.
- In exchange for the sale Mayne receives in cash the value of the debtors and then incurs a securitisation charge based on the drawn balance approximately equivalent to Mayne's one year funding cost.
- Mayne continues to collect the cash from the debtors (as agent for the trust) and remits it to the trust.
- The securitisation is non-recourse through achieving the transfer of substantially all the risks associated with the debtors securitised.
- It provides a cheap source of capital, reduces working capital leading to an improvement in ROIC and operating cash flows and reduces mid month cash flow volatility.
- At year end the facility was drawn down by $184 million, and during the second half Mayne incurred a securitisation charge of $2.4 million. To do a like for like comparison of earnings to the prior year it is necessary to add back this securitisation charge to the reported EBIT result.
- Note that if $184 million was drawn down for a full year, we would expect a securitisation charge of approximately $12 million

ROIC

Continuing ROIC



8.0%
6.0%
4.0%
2.0%
0.0%
FY03
FY04
FY05

- 2nd year of incremental ROIC improvement
- ROIC improvements will primarily be driven by:
  - Pharma investment synergies in FY06-FY08
  - Organic operational improvement in Pathology and Consumer Products
  - Management of capital employed in Pharmacy

15

- Return on invested capital continues to be a key measure for our business.
- ROIC increased 40 basis points over the prior corresponding period to 6.6% driven by good earnings growth and careful management of capital.

Discontinued operations

Description	FY05 ($m)
Loss on operation of Latin American (LA) pharma businesses	(3.7)
Other	0.4
Total (pre-tax)	**(3.3)**

- Decision to discontinue LA pharma business announced at 1H05 results
- All operations have now ceased in this region

16

- The discontinued business in FY05 was the Latin American Pharmaceutical business, as outlined at the first half result.
- The less regulated, lower cost nature of these markets were inconsistent with Mayne Pharma's focus on USFDA quality products.
- All results in the Latin American region have now ceased, and the business recorded a small EBITA loss for the year of $3.7 million

Significant items (after tax)

Description	FY05 ($m)
Loss on discontinued LA pharma businesses	(9.1)
Provision for epirubicin litigation related costs	(7.0)
Gain on sale of Hospitals business	9.4
Demerger transaction costs	(4.5)
Tax benefit associated with Logistics divestment	8.1
Total significant items (after tax)	**(3.1)**

- 2H05 significant items
  - Demerger transaction costs incurred to 30 June of $4.5 million
  - Additional $2.0 million provision for epirubicin litigation related costs following the Australian decision
  - Additional $3.3 million loss associated with sale/closure of Latin American Pharma operations
  - Tax benefit of $8.1 million related to Logistics divestment

17

- Finally I would like to run through significant items recorded in FY05.
- The provision for epirubicin legal costs was increased by $2 million on an after tax basis following the unfavourable Australian court decision. Whilst, we view litigation as being part of Mayne Pharma's business, we do not build the business on litigation success. Given the size of the epirubicin provision recorded at the half year, it was treated as a significant item in the accounts and we have followed that treatment again.
- Demerger transaction costs incurred prior to 30 June 2005 were also recorded as a significant item in the FY05 year.
- We recognised a benefit relating to the resolution of a long outstanding tax matter associated with the Logistics divestment.
- In summary we have delivered a strong group result in FY05 with
  - Solid revenue growth;
  - Strong EBITA and operating cash flows;
  - Strong cash EPS growth; and
  - We continue to have a very strong balance sheet.

IFRS



- I will now discuss briefly the impact International Financial Reporting Standards, or IFRS, will have on Mayne.
- I will just be running through the major impacts here today, but further detail of the impacts are available in Mayne's 4E lodged with the ASX this morning.

IFRS Summary

- Project progressing well
- Generally reported profit will be higher as goodwill no longer amortised
- Should not negatively impact dividend paying capacity although likely to result in more volatile results
- No impact on ability to meet debt covenants

19

- The IFRS project is progressing well.
- The opening balance sheet as at 1 July 2004 is finalised, and the major P&L impacts for the current year have been identified and quantified. Further detail on work done to date is included in the 4E released today.
- Generally speaking, Mayne's reported profit under IFRS should be higher, as under IFRS goodwill is no longer amortised.
- It is important to note that IFRS should not negatively impact Mayne's dividend paying capacity, and it is not expected to have an impact on Mayne's ability to meet its debt covenants.

IFRS opening balance sheet

1 July 2004 reflecting one-off adjustments

($A millions)	AGAAP	IFRS	DIFF	EXPLANATION
Total Assets	4,122.4	4,152.7	30.3	• Recognition of R&D intangible asset (Pharma): +$13.7m • Deferred tax assets: +$8.4m • Finance lease assets: +$10.5m • Other: -$2.3m
Total Liabilities	1,601.7	1,633.9	32.2	• Deferred tax liabilities: +$17.9m • Finance lease liabilities: +$12.5m • Other: +1.7m
Net Assets / equity	2,520.7	2,518.8	(1.8)	
Reclassifications	• Reclassification of $95.8m of goodwill to operating rights and licenses (all Pharma, e.g. paclitaxel, MVI® assets etc) • Reclassification of IT software ($9.7m) from P, P & E to intangibles			

- This slide sets out a summary of the opening balance sheet as at 1 July 2004 under AGAAP and IFRS. Please note the full balance sheet is included as part of the 4E.
- An important matter to note here is that conversion to IFRS has a negligible impact on net assets.
- The noteworthy adjustments are as follows:
  - Capitalisation of $13.7 million of development costs previously expensed;
  - Reclassification of a small number of operating leases to finance leases under IFRS and hence the recognition of lease assets of $10.5 million and lease liabilities of $12.5 million; and
  - Reclassification of $95.8 million of goodwill to operating rights and licenses. This typically represents products acquired by Pharma.

IFRS major P&L impacts in FY05

mayne

Goodwill and operating rights and licenses

($A millions)	AGAAP	IFRS	EBIT impact
Goodwill amortisation	(92.6)	-	92.6
Intangibles amortisation	(10.4)	(21.5)	(11.1)
Total amortisation	(103.0)	(21.5)	81.5

- Goodwill no longer amortised under IFRS but subject to impairment testing
- Portion of Pharma goodwill transferred to operating rights and licenses under IFRS and amortised

21

- Under IFRS, goodwill will no longer be amortised, but instead will be subject to annual impairment testing.
- Mayne has no impairment charges to recognise on the transition to IFRS.
- When we have acquired businesses or products, we often have purchased intangible assets with a finite life as well as goodwill. In these circumstances, the intangible asset has to be separately identified and amortised over its estimated life. In our IFRS accounts this has resulted in a reclassification of these assets from goodwill to Operating Rights and Licences.
- For these assets, we have selected an amortisation method that best reflects the economic value of the product over its life.
- So what does all this mean for the FY05 IFRS results.
- Under IFRS, the goodwill amortisation under AGAAP would not have been recorded.
- Amortisation of intangible assets principally Operating Rights and Licences increases to $22 million reflecting the transfer of the separately identifiable intangibles from goodwill to Operating Rights.

IFRS major P&L impacts in FY05

Research and development

($A millions)	AGAAP	IFRS	EBIT impact
Research and development	(43.8)	(35.6)	8.2
Amortisation of development	-	(1.0)	(1.0)
Total R&D	(43.8)	(36.6)	7.2

- All research and development relates to Mayne Pharma

- The other major change for Mayne under IFRS is the treatment of research and development costs. Under IFRS, development expenditure is capitalised and amortised over the expected useful life of the product.
- In the year ended 30 June 2005, development expenditure of $8.2 million that was expensed under AGAAP would have been capitalised as an intangible asset under IFRS. However, an amortisation charge of $1.0 million in relation to capitalised development costs would have been recognised.
- The net impact of the changes in the treatment of development expenditure is to increase Mayne's reported earnings by $7.2 million under IFRS.
- Goodwill and the treatment of development expenditure are the two main changes that you should be aware of. There will be some other minor changes that will impact the P&L such as fair value accounting for share options. We do not expect any of these adjustments to be material.
- That concludes my discussion of IFRS. As mentioned before, there is further detail on IFRS in the 4E.


mayne
Business unit results
23

- I will now run through the FY05 highlights and second half financial performance of each of our business units.

Mayne Pharma: FY05 highlights*

- Strong full year financial performance at upper end of guidance
  - Revenue growth of 36% to $655 million
  - EBITA growth of 30% to $126 million
  - EBITA margins of 19%
- Mulgrave improvements successfully implemented and significant efficiencies flowing through
  - Focused supply in 2H05 on higher margin products
- Acquisitions in total delivered in line with expectations
- Improved competitive positioning in Europe through bolt-on acquisitions
- Strategic partnerships progressing well

* Continuing business before epirubicin litigation costs

- Mayne Pharma, delivered a strong operating performance in FY05. Revenue for the continuing operations increased 36% to $655 million and EBITA increased 30% to a new record high of $126 million.
- In early January 2005, we identified the need to extend the shutdown of our Mulgrave and Aguadilla manufacturing facilities. The Mulgrave site has been up and running since the end of February 2005 and improvements in manufacturing and quality processes have led to significant operating efficiencies and a steady reduction in average manufacturing cycle times. Our new Global VP Manufacturing and Supply, Mike Rutkowski, will provide more detail on the results we have seen at Mulgrave shortly. Importantly from a financial perspective, following the shutdown we prioritised the supply of high margin products to minimise any financial impact.
- The paclitaxel, MVI® and Wasserburg acquisitions in total delivered in line with the guidance we previously provided for FY05 and the strategic partnerships we entered into during the year are all progressing well, including our partnership with PLIVA to enter the exciting biogenerics market.

Mayne Pharma FY05 highlights

- Key products successfully launched on schedule
  - Fluconazole and carboplatin (US) and Paxene® across Europe
- Strong performance of Paxene® in Europe
- Further enhanced European footprint through acquisitions in Spain, Italy and Germany
- Renegotiated agreement with Ivax for Paxene® in Europe
- Leading position in UK aseptic manufacturing service market through Intra-tech acquisition
- Broadened product portfolio through in-licensing deals with Indian companies
- Entered into joint venture with Zydus Cadila for cytoxtoxic manufacturing facility in India

25

Moving onto some more specific highlights from FY05.

- We successfully launched two new injectable generic products, carboplatin and fuconazole in the United States.
- Based on the success of Paxene® to date in Europe, Mayne took the strategically important step of renegotiating the agreement with Ivax. The revised arrangement provides Mayne with flexibility with supply chain, sales, marketing and pricing.
- Mayne paid Ivax an amount in the second half in exchange for Mayne receiving a higher proportion of the profit share in the future. There was an immaterial contribution to FY05 earnings late in the period as a result of the revised agreement.
- Mayne Pharma continued to build on its dominant position in Europe through a number of bolt on acquisitions in Spain, Germany and Italy. The businesses acquired were all hospital focused and very complementary to Mayne's existing activities in these countries.
- We entered into partnering opportunities with three Indian companies, Strides Arcolab, Intas and Zydus Cadila, in continued pursuit of the lowest cost supply chain and to enhance our product pipeline.
- We are about to break ground in the construction of a new cytotoxic manufacturing facility we are building in India with our joint venture partner, Zydus Cadila. This facility will be an important diversification of Mayne's cytotoxic manufacturing capabilities, with commercial production expected to commence in FY08.
- These strategic advances, together with the bolt-on acquisitions in Europe and continued investments in our manufacturing facilities around the world, provide a beachhead from which to drive this business towards an even stronger future.

Mayne Pharma 2H05 revenue growth


Revenue*
($m)
350
300
250
200
150
100
50
0
98.9
49.8
87.2
104.5
64.9
77.4
151.7
87.1
87.6
174.6
68.5
85.4
1H04
2H04
1H05
2H05
Asia Pacific
Americas
EMEA

Total*: 236.0 246.7 326.3 328.5

* Continuing business

- Continuing business revenue increased 33.2% on 2H04 to $328.5 million
- Strong performance of Paxene® and Wasserburger in Europe
- Americas impacted by product shortages due to extended shutdowns of Mulgrave and Aguadilla

26

- Moving onto the second half performance.
- Mayne Pharma continued strong top line growth in 2H05, with revenue increasing 33% over the pcp to $328 million.
- EMEA experienced significant growth with revenue increasing 67% over pcp, largely driven by continued geographic expansion, and strong full period contributions from Paxene® and Wasserburg.
- In the Americas, revenue growth was slower as a result of some products being in short supply following the extended shut downs of Mulgrave and Aguadilla and an issue with the contract manufacturer for methotextrate and leucovorin for the US market. We now have FDA approval to supply methotextrate to the US from Mulgrave.
- Finally, in Asia Pacific, revenue increased by 10% driven by solid contributions from Australia and New Zealand, and a high level of Doryx® orders in the second half.
- As we operate in the hospital sector and generally participate in competitive pharmaceutical tenders, the 12.5% PBS price reduction for generics in Australia is not expected to have a material impact on our business.

Pharma 2H05 EBITA growth


EBITA*
($m)
70
60
50
40
30
20
10
0
25%
20%
15%
10%
5%
0%
18.1%
22.3%
61.4
64.8
42.6
54.9
56.4
59.8
1H04
2H04
1H05
2H05
EBITA (excluding epirubicin costs)
EBITA (including epirubicin costs)
EBITA margin (including epirubicin costs)
EBITA Margin (excluding epirubicin costs)

- EBITA growth of 18.0%** on 2H04 due to contribution from acquisitions and new product launches
- EBITA margin of 19.7%** at upper end of guidance range
- Prioritised supply of high margin products following extended shutdown

* Continuing business
** Before epirubicin litigation costs

- Mayne Pharma recorded continuing EBITA growth of 18% and an EBITA margin of 20% (before epirubicin litigation costs).
- EBITA growth was driven by acquisitions and new product launches.
- Following the extended shutdown we were careful to prioritise the supply of high margin products. Whilst this meant we may have forgone some revenue from lower margin products, it served to strengthen Mayne Pharma's margins in 2H05. Given that margins are generally higher in Europe, this strategy tended to favour the supply of product to this region.

Manufacturing update

- Significant improvements in quality and productivity at Mulgrave
- Successfully managed and resolved issues identified at 1H05 result
- Replaced global manufacturing management team
- Cultural change at Mulgrave

- Mayne takes quality and compliance very seriously and as reported at the first half result, management took the difficult decision to extend the shutdowns of the Mulgrave and Aguadilla manufacturing facilities in 2H05, in order to upgrade quality systems and processes at these sites and improve productivity.
- I am very pleased to report that the results from the process improvements at Mulgrave have exceeded our expectations, with this site having shown consistent reductions in average cycle times over the last five months.
- As part of the re-focus at Mulgrave, changes were made to the global manufacturing team. We recognised that in order to achieve the quality and process improvements we aspired to, a fresh management approach was required to instil a new culture.
- The management changes included the appointment of Mike Rutkowski as Vice President of Global Manufacturing and Supply. Mike has 25 years' experience in the pharmaceutical industry including positions in compliance, laboratory, operations and quality, and most recently was Executive Project Director with Lachman Consultant Services, Inc.
- I would now like to hand over to Mike, who will run you through what exactly we have done at Mulgrave and the excellent results achieved, as well as provide an update on the new cytotoxic facility, and the status of Aguadilla.

Manufacturing update (cont)

- The issues identified in January 2005
  - New environmental monitoring system implemented
  - An increase in batch manufacturing and cycle release times caused by a backlog of orders in Quality Assurance (QA)
  - Additional repairs and maintenance to the site

- I would like to start by providing a bit more background on what drove us to extend the shutdown of Mulgrave by two weeks.
- Injectable pharmaceutical manufacturing takes place in a sterile environment. Environmental conditions are monitored throughout the manufacturing process to detect bacteria and other irregularities that could impact the manufacturing process. In 2004, Pharma implemented a new environmental monitoring system at Mulgrave as the next stage in improving quality and manufacturing efficiency.
- Bacteria can be introduced into the manufacturing process in a myriad of ways, such as through people directly, through movement in a room and movement between rooms.
- If a certain level of bacteria is detected in the environment, the batches are classified as non-conforming (NCF) and go into a special section of quality assurance (or QA). Before being released from QA, further testing is required to ensure that the bacteria did not get into the products, followed by more detailed documentation. In the vast majority of cases, the products are fine and subsequently released.
- Leading up to the time that we decided to extend the shutdown of Mulgrave, the new system that was implemented identified a greater number of batches classified as non-conforming. This did not mean there were necessarily problems with batch quality. It simply highlighted that more work was needed to ensure the batches met our high quality standards. As a consequence this led to a backlog of batches awaiting further testing and documentation in QA, leading to a significant increase in average cycle time.
- Whilst we could have continued operating as we were, at least for the short to medium term, the decision was taken to extend the shutdown, so we could clean up the back log of NCFs and reduce average cycle times. The long term benefits through increased efficiencies clearly outweighed any short term impact from extending the shutdown.

Manufacturing update (cont)

- What was done
  - Management changes
  - Cleared the backlog in QA
  - Redesigned quality systems and processes
    - Redesigned processes to minimise bugs in environment
    - Redefined documentation processes and responsibilities
  - Reorganised the quality unit
    - Established separate quality assurance and quality control units
  - Refocused the Mulgrave site
    - Retrained operators
    - Introduced clearly defined KPI's

- Before moving on to what we actually did during the extended shutdown, I would like to touch on the management changes.
- I brought in four new highly experienced people to complement the existing talent at Mulgrave. The key appointments were Donna Kohut as Site General Manager, Johnny White as Technical Director of Process Validation, Robert Brown as Director of Quality Assurance and Joe Ketterbaugh as Global Engineering (Construction). The fantastic team we now have at Mulgrave has been instrumental in driving the success at the site.
- So now what we have actually done at Mulgrave.
- The key focus during the shutdown was to clear the backlog of batches awaiting further testing and documentation in QA, but at the same time we used the opportunity to re-design the quality systems, reorganise the quality unit and refocus the Mulgrave site.
- In terms of redesigning, we reengineered the work processes so the amount of physical activity is kept to a minimum, and redefined documentation processes to ensure better tracking and clearer responsibilities.
- The quality unit at Mulgrave was re-organised into two separate units, quality control and quality assurance.
- Given that environmental bacteria tend to be introduced by humans, the re-training of operators was a crucial step in the process.
- We retrained operators in aseptic processes, clean room and gowning procedures and so on. Even very simple things such as the introduction of new gloves, can make a big difference.
- We also redefined KPIs to increase accountability and responsibility to facilitate the improvement in long-term productivity at the site.

Manufacturing update (cont)

mayne

- Significant reduction in NCFs
- Batches in QA reduced by two thirds
- Record month in June in terms of overhead recoveries and batch releases
- Site performance at 98.5% for last six weeks in filling
- 48% reduction in average cycle time for paclitaxel in June 2005 compared with prior to the shutdown
- Two batches of paclitaxel produced in minimum possible cycle time
- Batch rejection rate decreased from 5% in CY 2004 to 1% in CY 2005 to date
- Cultural change is noticeable

31

- So now for the good news. The upgrade in quality processes at Mulgrave has led to significant tangible efficiencies and productivity improvements at Mulgrave. Here I will just name a few.
- There has been a significant reduction in non-conformances, and batches in QA have reduced by two thirds.
- June was a record month at Mulgrave in the last two years, in terms of overhead recoveries and batch releases and over the last six weeks, site performance in filling has been at 98.5%. Site performance measures whether the site is meeting production targets as set out in the operating plan.
- Paclitaxel cycle times in June were 48% shorter than prior to the shutdown, and two batches of paclitaxel were produced in the minium possible cycle time.
- In the current calendar year, the batch rejection rate has decreased significantly to 1%, compared to 5% in the prior year. The batch rejection rate is the proportion of batches that are never released from QA and are written off. This goes straight to the bottom line.
- As well as these tangible improvements in site productivity, there is a renewed sense of pride and culture amongst the people at Mulgrave, which in itself leads to a more productive environment.

Manufacturing update (cont)



Paclitaxel cycle time
Cycle time (days)
60
50
40
30
20
10
0
Paclitaxel batches



Mulgrave average cycle time
Av cycle time (days)
60
50
40
30
20
10
0
19
24
29
20
25
30
Week number

32

- These two charts provide some more detail on the trends in cycle times at Mulgrave following the extended shut down
- The first chart shows the average cycle time for each batch of paclitaxel, since the extended shutdown
- The second chart shows the weekly average cycle time for Mulgrave as a whole
- Both charts show an encouraging downward trend

Manufacturing update (cont)

- New cytotoxic manufacturing facility at Mulgrave is on schedule
  - Commissioning and validation commenced
  - Commercial production expected in 2H06 (non-US) and 1H07 (US)
- Aguadilla shutdown extended but no material impact
  - Contractor replaced
  - First filling line up and running by end of FY06
  - Minimal financial impact
  - Aguadilla manufacturing product accounted for less than 5% of fiscal 2004 and 2005 sales revenue

33

- The new cytotoxic facility at Mulgrave is progressing to plan, and commissioning and validation has commenced. Commercial production is on schedule for the second half of FY06 for non US markets and the first half of FY07 for the US market.
- At Aguadilla, we encountered some issues with the building contractor. The contractor has recently been replaced, and at the same time we decided to change the management team who were previously overseeing the upgrade.
- As a result of the changes, construction should be completed by the end of the calendar year, with the first commercial production expected towards the end of fiscal year 2006. I personally returned from the site last week and I am confident of meeting the new schedule.
- It is important to understand that we are not expecting the extended shutdown of Aguadilla to have a material financial impact in FY06. Aguadilla supplies a very small proportion of the products we sell and we are looking at alternative ways to continue product supply.
- I will now hand back to Stuart.

Paclitaxel update

- US and Europe paclitaxel revenue and earnings achieved guidance
- Market share in Europe for paclitaxel continues to increase
- Abraxane™ to date has not had significant impact on paclitaxel volumes in the US



(vials)
US generic paclitaxel volumes
(moving average qtr)
Abraxane™ launched
300,000
200,000
100,000
0
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05

Source: IMS

34

- I would now like to spend some time on paclitaxel, given it is such a core molecule to Mayne.
- Sales and earnings from paclitaxel in the US and Europe achieved FY05 guidance previously provided to the market.
- Market share in Europe continued to increase in the second half, with year end market share nearing 25% across the major countries. Competition has been slower to enter in many countries and once entered, has tended to be less intense than originally expected.
- There has been much speculation in the market about the impact on paclitaxel sales of the launch of American Pharmaceutical Partner's Abraxane® in the US market in February 2004. Abraxane® is a second generation taxane.
- Abraxane® to date has not had noticeable impact on paclitaxel volumes in the US. As is evident from this chart, pacitaxel volumes in the US since the launch of Abraxane have been flat.
- Given that Abraxane® is priced at a huge premium to paclitaxel – it is more than 6 times the price for an equivalent dosage - - and paclitaxel volumes have remained flat, it appears Abraxane® is not currently being targeted as an alternative to generic paclitaxel.

Product pipeline


Local Market Value* (LMV)
LMV ($USm)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
47
790
880
637
851
1,768
2,334
FY06
FY07
FY08
■ Submitted ▩ Pending submission ■ Litigation dependent

- The LMV of submitted and pending submission are included in Mayne Pharma's outlook. Litigation dependent products are excluded

*Local market value is the value of sales of the equivalent patented product prior to patent expiry

- Moving on to Mayne Pharma's pipeline.
- We have revisited the way we present the product pipeline to disclose products which are subject to litigation separately.
- As at 30 June 2005, Mayne had filed applications with a local market value (LMV) of US $1.6 billion. These applications will be approved and launched in fiscal 2006 and fiscal 2007.
- As set out in this chart, there are a number of other products pending submission that are expected to be launched in fiscal 2007 and fiscal 2008.
- There are also some products that may be launched in FY06-FY08 subject to successful litigation outcomes.

Pathology Services* FY05 highlights

- Excellent result in FY05 with particularly strong second half
- FY05 episode growth of 5.3% ahead of market growth of 4.5%
- EBITA up 20% to $82.0 million
- Expansion into key regional areas
- Increasing use of automation to streamline workflows
- Benchmarking and standardisation of operating procedures underway
- New QML lab on schedule to be operational by end of FY06
- Strong performance from Medical Centres

* Includes Medical Centres

36

- Pathology, which includes our Medical Centres business, produced an excellent result in FY05 with EBITA increasing 20%. The second half was particularly strong.
- Mayne recorded episode growth of 5.3% compared to market growth in episodes of 4.5%.
- Laverty, QML and Western Diagnostic Pathology recorded above market volume growth and margin improvement.
- Targeted marketing and regional expansion into areas such as Hervey Bay, Port Macquarie and Geelong lead to incremental market share gains.
- Best practice operating procedures coming out the benchmarking study in the first half were progressively introduced, with some benefits starting to flow through. Increased automation at some sites has led to work flow efficiencies and improvements in turnaround time.
- Construction of the new QML lab is well underway, and the lab is expected to be operational by the end of fiscal year 2006.
- Medical Centres strong performance was driven by Government funding initiatives and tight cost control.

Pathology Services
2H05 revenue growth

mayne


Revenue
($m)
350
300
250
200
150
100
50
0
255.6
270.9
279.4
289.7
1H04
2H04
1H05
2H05

- Revenue increased 6.9% over pcp
- Growth driven by episode growth with incremental market share gains
- Episode growth recorded across all states with WA, NSW and QLD growing above market

- Revenue increased 7% over the prior corresponding period to $290 million.
- Revenue growth was driven largely by an increase in the number of episodes. Episode growth was recorded across all states with Western Australia (WA), New South Wales (NSW) and Queensland (QLD) all growing above market as a result of government initiatives and regional expansion.

Pathology Services
2H05 EBITA growth


EBITA
($m)
50
40
30
20
10
0
11.3%
14.3%
13.1%
15.7%
29.0
38.8
36.6
45.5
16%
12%
8%
4%
0%
1H04
2H04
1H05
2H05
EBITA
EBITA Margin

- 2H05 margins increased 140bp to 15.7% v pcp
- QML, Laverty and WDP all recorded margin improvement in 2H05 over pcp
- Higher margins driven by:
  - Higher volumes
  - Increased in-house specialist work
  - Cost management
  - Automation and benchmarking

38

- EBITA increased 17% over the prior corresponding period to $45.5 million, with margins increasing 140 basis points to 16%.
- In Pathology, margin improvement was recorded in QLD, NSW and WA.
- Margin improvement was partly attributable to higher volumes leading to economies of scale, and expansion into additional services allowing more specialist work to be retained in house.
- Importantly EBITA margins continued to increase at Laverty in NSW, with the EBITA margin increasing 170 bp compared to the prior corresponding period.
- Medical Centres also delivered a solid margin improvement driven by a government fee increase, tighter cost control and productivity improvements.

Diagnostic Imaging FY05 highlights

- Revenue growth of 4.0%
- Improvement of profitability in 2H05 with EBITA margin up 210 basis points to 10.5% over pcp
- Improvements from site by site cost and productivity review starting to flow through
- Radiologist incentive program finalised and rollout commenced
- Continued investment in latest equipment and technology including teleradiology
- Strengthening relationships with referrers through consistently high service levels

- In Diagnostic Imaging, slow but steady improvement was recorded across the year and in the second half the EBITA margin improved 210 basis point off a low base in the prior corresponding period.
- In 1H05 we engaged external consultants to do a detailed review of sites, starting with Victoria, to identify areas for cost and productivity improvements. The recommendations coming out of this review started to be implemented in 2H05 with benefits flowing through.
- An example is the implementation of the labour standardisation model. This model works by forecasting demand on a site by site basis, and then using this information to roster non-specialist staff. This was implemented in Victoria in 2H05 with some improvements in labour productivity already evident, and is being progressively rolled out in other states during FY06.
- The radiologist incentive program has been finalised and the rollout has commenced. The incentive program is profit based which works on a site and cluster basis, aimed at restoring volume growth and promoting better cost and capital management. Whilst it is only early days, approximately 75% of those radiologists asked have taken up (or intend to take up) the program.
- Mayne continues to invest in the latest imaging equipment. Last year this included 17 new CT scanners and 33 ultrasound machines, and the business committed to fund two 64 slice CT scanners and a new MRI unit.
- Teleradiology was rolled out at a further 6 sites during the year bringing our total network to 46 sites.

Diagnostic Imaging
2H05 revenue growth

Revenue



($m)
150
100
50
0
139.7
136.6
143.8
143.4
1H04
2H04
1H05
2H05

- Revenue growth of 5.1% over pcp
- Growth in fee per examination driven by
  - Modality mix
  - Full period impact November 2004 fee increase
- Investments in technology paying off

- Diagnostic Imaging revenue grew 5% in 2H05 to $143 million.
- Revenue growth was predominantly driven by an increase in average fee per examination.
- The fee per examination increased as a result of the full period impact of the government fee increase implemented in November 2004, and an increase in the proportion of higher modality MRI and CT scans.

Diagnostic Imaging
2H05 EBITA growth

mayne

EBITA



($m)
20
15
10
5
0
11.7%
8.4%
9.4%
10.5%
16.4
11.4
13.5
15.1
15.00%
10.00%
5.00%
0.00%
1H04
2H04
1H05
2H05
EBITA
EBITA Margin

- EBITA margin up 210 basis points over pcp
- Greater accountability of imaging specialists for site performance
- Labour control site by site
- Seeing some early signs of improvement

41

- EBITA margins improved by 210 basis points over the prior corresponding period to 10.5%.
- Greater responsibility for site performance was provided to the radiologists, ahead of the implementation of the radiologist incentive program in the 2006 fiscal year. This increases the accountability of imaging specialists for effective business management.
- The increase in average fee per examination also contributed to the incremental margin improvement.
- We are still not happy with the performance of this business and are determined to improve its margins and returns.

Pharmacy FY05 highlights

- Revenue growth of 4% to $2.15 billion
- PBS growth slowed to 2.9% in 2H05 compared to 11.9% in pcp
- Reinvigorated management team
- Successfully reduced number of SKU's by 22% and inventory by $40 million
- Debtors securitisation reduced working capital by approximately $184 million at year end
- Warehouse efficiencies through implementation of standard operating procedures
- Refreshed core brands of Terry White Chemists® and Chemmart®
- Tight operating cost control

42

- Pharmacy recorded annual revenue growth of 4% despite a number of external challenges facing the pharmacy wholesale market. Increased generic substitution, the increase in prescription co-payments, and the withdrawal of the Cox II inhibitor products lead to subdued PBS growth of less than 3% in the second half. Many of these impacts will continue in 2006.
- Recognising that the Pharmacy business was facing a period of constrained growth, we focused on de-risking the business from a financial perspective during FY05. We reduced Pharmacy's capital base by $210 million and further reduced our exposure under the Pharmacy Guarantee Scheme. We also revisited our private label strategy, recognising the importance of these products to the bottom line. The private label business is being set up as a separate operating unit so it receives the focus it deserves going forward.
- Several members of the senior management team were replaced to ensure we have the right people in the right jobs.
- The SKU rationalisation program and a complete overhaul of the replenishment buying and demand forecasting process produced great results, reducing the number of SKU's by 22% and inventory by $40m and the debtors securitisation program reduced working capital by a further $184 million at year end.
- Process re-engineering and improved standard operating procedures at the Rydalmere warehouse produced excellent results – service levels increased and mispicks and credit returns decreased. Based on the success at Rydalmere, these procedures are now being rolled out nationally.
- We reinvigorated our core brands of Terry White Chemists® and Chemmart®. The Medicine Shoppe® and Healthsense® brands were withdrawn to enable us to concentrate on enhancing the customer value proposition of our two core brands.

Pharmacy 2H05 revenue

Revenue


($m)
1,200
1,000
800
600
400
200
0
1063.7
1,004.9
1,143.2
1,004.7
1H04
2H04
1H05
2H05

- Revenue was flat over pcp
- External impacts
  - COX-2 inhibitor recalls
  - Generic substitution of simvastatin
  - Increase in co-payment
- Market share decline slowed in Q4 05
- Mayne not pursuing uncommercial financing terms to support market share

43

- Moving to the financial results in the second half. Pharmacy's sales revenue was flat over the prior corresponding period at $1.0 billion in a period where PBS growth slowed to 3% versus PBS growth of 12% in pcp.
- During the year, Mayne's market share declined by 110bp to 32.4%. In the fourth quarter however, the decline in market share slowed significantly. Encouragingly, a number of customers that previously left to competitors are now returning to Mayne and this trend is continuing.
- Mayne's prudent approach to extending financing to pharmacists is demonstrated by the reduction in loans under the Pharmacy Guarantee Scheme from approximately $800 million in 2002 to approximately $480 million at the end of 2005.

Pharmacy 2H05 EBITA*



EBITA
($m)
25
20
15
10
5
0
1.84%
1.88%
1.72%
1.52%*
2.0%
1.5%
1.0%
0.5%
0.0%
19.6
18.9
19.7
15.3
1H04
2H04
1H05
2H05
EBITA
Securitisation charge
EBITA Margin

- EBITA margin of 1.52%*
- Volume shortfalls
- Gross margin pressure
  - Competitive pricing
  - Private label supply issues
  - Generic substitution
- Tight control of operating costs

*Adjusted to add back debtor securitisation financing costs of $2.4 million in 2H05.

44

- EBITA margins in Pharmacy (before the securitisation charge) declined to 1.5% during the half.
- The decline in the EBITA margin was due to volume shortfalls as well as gross margin pressure.
- Factors impacting the gross margin included competitive pricing and private label supply issues.
- Mayne's key supplier of private label products closed down its manufacturing facility during the period. Mayne is only now in a position to reintroduce private label products into the market.
- Given the challenging operating environment, tight cost control was crucial. Mayne was successful in containing operating costs with no increase in year on year costs despite inflation and wage increases.
- We have also implemented measures to increase efficiencies such as consolidating our Altona distribution into the larger distribution facility at Noble Park.

Consumer FY05 highlights

- Exceptional performance in FY05 – EBITA up 57%
- Market size at an all time high with increasing trend for consumers to take control of their health
- Maintained market share of 25% in an expanding market
- Successful consumer led marketing campaigns included Nature's Own™ "Put your health first" and Bio-organics™ "Walking proof"
- Being vertically integrated enabled flexible and efficient supply in an unusually high period of growth

45

- Mayne Consumer Products delivered an exceptional result in FY05 with EBITA growth of 57%.
- The complementary healthcare market was at an all time high in FY05, driven by renewed confidence in the market and an increasing trend for consumers to take control of their health.
- Mayne maintained its leading market share of 25%[1] in the combined pharmacy and grocery market. This compares to Blackmores share of 20%.
- Mayne's high profile marketing campaigns drove strong growth in our Nature's Own™ and Bio-organics™ brands.
- The benefits of being vertically integrated became particularly evident during the year - Mayne was able to react quickly to match changes in demand during a high growth period.

[1] Aztec Information Systems

Consumer 2H05 revenue growth

Revenue*



($m)
100
80
60
40
20
0
67.9
77.9
84.2
86.8
1H04
2H04
1H05
2H05

- Revenue increased 11.4% over pcp to $86.8 million
- Strong performance from Nature's Own™ across pharmacy and grocery
- Positive response from consumers to marketing campaigns

* Continuing business

46

- Turning to the figures, revenue for the Consumer Products business increased 11% in 2H05 to $86.8 million and was up 17% for the year.
- Robust growth was recorded across the Nature's Own™ and BioOrganic™ brands with specific success in glucosamine and fish oil. Importantly, Nature's Own™ continued to perform well in both pharmacy and grocery channels.

Consumer 2H05 EBITA strength

EBITA*


($m)
15
10
5
0
20%
15%
10%
5%
0%
7.0%
13.7%
12.4%
16.2%
4.9
10.9
10.7
14.1
1H04
2H04
1H05
2H05
EBITA
EBITA Margin

- EBITA up 29.4% to $14.1 million over pcp
- EBITA margins increased to 16.2% compared to 13.7% pcp
- Increased mix of higher margin products (eg. Glucosamine)
- Efficiencies through increased volumes
- Lower sales and marketing spend

* Continuing business

- EBITA margins increased to 16% in the second half compared to under 14% in the prior corresponding period.
- The margin increase was driven by higher volumes leading to economies of scale, an increased mix of higher margin products such as glucosamine, and more efficient sales and marketing spend.

Outlook

- Domestic business
  - Steady growth in revenue and like-for-like EBITA
- Mayne Pharma
  - Volatility is inherent in generic and specialty pharmaceutical industry
  - Long term average revenue growth rate 15-20% (excluding litigation dependent product launches)
  - Exceptional revenue growth in FY05
  - Revenue growth expected below long-term guidance in FY06
  - Long term growth prospects have not changed
  - FY06 like-for-like EBITA broadly in-line with FY05

- In regards to outlook, we expect the domestic businesses, as a group, to continue steadily growing like-for-like EBITA in fiscal year 2006 on the back of stable revenue growth across the portfolio of businesses.
- Mayne Pharma recorded exceptional growth last year with sales up 36%. We provided guidance last year that we expected Mayne Pharma's revenues, including future acquisitions, would grow at an average annual rate of 15-20% over the long term. This long-term guidance recognises that volatility is part of the generic and specialty pharmaceutical industry and consequently individual years may be above or below that range.
- Mayne Pharma is expected to continue to show revenue growth in fiscal year 2006, albeit at a level below the long-term range following the exceptional performance last year. The long term prospects for Mayne Pharma have not changed and the outlook for revenue growth, excluding litigation dependent products, is in the range of the previous guidance. Taking into account the natural price erosion that occurs as our existing product offering matures, like-for-like EBITA in fiscal year 2006 is expected to be broadly in-line with that reported this financial year. Initiatives undertaken to create future value include increasing the value of new product launches as we leverage the expanded distribution platform, bringing the new manufacturing facilities at Mulgrave and Aguadilla fully online, as well as realising the benefits of the collaboration arrangements with Strides, Intas and Zydus in India and with PLIVA in Eastern Europe for biogeneric products.

Summary

- Strong financial performance with like-for-like EBIT[1] up 13% to $176 million
- NPAT[2] up 10%
- Cash EPS up 16% to 29.2 cents
- Continued improvement in EBITA margins and ROIC
- Major steps taken to improve competitive positioning of all the businesses
- Demerger progressing well

[1] Continuing business before significant items and securitisation charges
[2] Continuing business before significant items

- So in summary, we delivered a strong result in FY05 with like-for-like EBIT increasing 13% and cash earnings per share increasing 16%.
- The Pharma result was underpinned by acquisitions and new product launches, and organic improvements in Mayne's domestic businesses lead to margin improvement and an increase in return on invested capital for the group.
- We took major steps to improve the competitive positioning of each of the businesses, providing a strong platform for future growth.
- Each of our healthcare businesses enjoys a leading position in its chosen market segment, and each business is well positioned for the future.
- Given the strong position of each of our businesses, we are of the firm view that now is the right time to be proceeding with the demerger.

Mayne Group Limited
Full year results 2005

24 August 2005
Melbourne, Australia

- Thank you for your attention.
- Paul and I would be pleased to answer your questions.

ASX and Media Release
24 August 2005

Mayne reports healthy increase in full year EBIT

Mayne Group Limited (ASX:MAY) today announced an 11% increase in earnings before interest, tax and significant items (EBIT) for its continuing business to $174 million for its 2005 financial year and an increase in cash earnings per share (EPS) of 16% to 29.2 cents.

2005 financial year highlights

- **Continuing business revenue up 9% to $3.8 billion**
- **Continuing business EBITA (before significant items) up 18% to $277 million**
- **Continuing business EBIT (before significant items) up 11% to $174 million**
- **Like-for-like EBIT (i.e. pre securitisation costs) up 13% compared to guidance of around 10% EBIT growth provided at first half results**
- **Continuing business NPAT (before significant items) up 10% to $91 million**
- **Cash EPS (reported EPS before amortisation and significant items) up 16% to 29.2 cents per share**
- **Continued strong balance sheet with 10% gearing[1]**
- **Demerger on-track for completion by 31 December 2005**

To compare EBIT on a like-for-like basis and with the guidance provided by Mayne at the half year, $2.4 million of debtors securitisation financing costs should be added back. On that basis, like-for-like EBIT (before significant items) increased 13% during the year to $176.2 million in comparison to $156.6 million in fiscal year 2004.

Mayne's Group Managing Director and Chief Executive Officer, Mr Stuart James, said, "These are strong financial results that reflect ongoing operating improvements across the businesses."

"Mayne's like-for-like EBIT increased 13% this year," he said.

"Cash earnings per share rose 16% to 29.2 cents per share up from 25.2 cents last year. We achieved this EPS growth by generating a similar net profit from a much smaller capital base.

"The result was underpinned by our pharma acquisitions delivering to plan, organic growth in the domestic businesses, as well as productivity improvements achieved across the business portfolio in the second half of the year.

"At our main injectable pharmaceutical manufacturing plant at Mulgrave, our people, led by a new management team, redesigned manufacturing and quality processes and refocused the site resulting in substantial and ongoing productivity gains.

"Mayne has declared a 6.5 cent per share final dividend and I am pleased to advise that for the first time since 2002, this year's dividend will be partially franked at 50%."

Capital management

As reported in Mayne's first half results, Pharmacy entered into a debtor securitisation program that enables it to reduce capital employed in the business by more than $250 million. As a result

[1] Net debt / (net debt + equity)

of the securitisation and improvements in inventory management, capital employed in Pharmacy decreased by approximately $210 million in the second half of fiscal 2005.

Mr James said, "Our focus on improving earnings across the businesses and managing capital employed resulted in our second consecutive increase in return on invested capital for Mayne and we continue to have a strong balance sheet."

Growth achieved in Mayne Pharma

Mayne's injectable generic and specialty pharmaceutical business, Mayne Pharma, increased continuing sales revenue by 36% to $655 million and continuing business EBITA, before litigation costs relating to Epirubicin (amounting to $10 million pre-tax), increased by 30% to $126.2 million.

Mr James said, "Mayne Pharma's robust operating performance is a practical demonstration of the success of our ongoing growth strategy.

"We are leveraging investments in research and development by taking more products into more countries around the world and complementing that with carefully selected and executed acquisitions.

"As a prime example, paclitaxel continued to perform strongly in the second half. Furthermore, we extended our leading sales and distribution platform for generic hospital medicines during the year by moving directly into Spain and New Zealand and enhancing our existing capabilities in Italy, Germany and the UK.

"It is also pleasing to report significant improvements to our manufacturing and quality processes at Mayne Pharma's Mulgrave facility. These have led to higher operating efficiencies, a consistent reduction in average manufacturing cycle times and enhanced levels of quality at a lower cost.

"We have looked to the future by investing approximately $50 million in developing Mayne Pharma's manufacturing sites to increase productivity and meet the ongoing upgrades in quality and compliance requirements.

"In addition, by prioritizing supply of higher margin products to those markets that offered the greatest commercial returns in the second half, Mayne Pharma lifted annual sales by 35% and delivered EBITA margins at the higher end of the 17 to 20% target range."

Growth achieved in Mayne's domestic businesses

Mayne's domestic businesses also delivered a strong result overall with revenues for the continuing business increasing 5.2% to $3.2 billion and EBITA increasing 13% to $170.4 million over the prior year.

Diagnostic Services, which includes Pathology, Medical Centres and Diagnostic Imaging, reported a 15% increase in EBITA to $110.7 million on revenue growth of approximately 7% to $856 million.

"Diagnostic Services' strong financial results were driven by significant improvements in our Pathology and Medical Centres business and steady progress from Diagnostic Imaging in the second half.

"Our Pathology business focused on broadening the range of services offered, improving overall service quality and reducing turnaround times. Pathology also expanded regionally and improved operating efficiencies through automation and peer group benchmarking.

"Medical Centres continued its improvement reporting its third consecutive year of rising EBITA and operating margins.

"Diagnostic Imaging's second half EBITA margins increased over both the prior corresponding period and the first half with improvements from the site by site productivity and cost review beginning to flow through. We also started rolling out a new incentive program for our imaging specialists across Australia that is designed to continually improve levels of patient care while at the same time better align the interests of our specialists with improvements in Imaging's operating performance.

"While progress is being made, we are still not happy with the returns being generated by Diagnostic Imaging. We remain determined to improve its earnings and returns on investment."

Mayne Consumer Products delivered an exceptionally strong result with continuing business revenues increasing by 17% to $171 million and EBITA increasing 57% to $24.7 million.

"Our Consumer Products business set a record high for its operating earnings in 2005 with EBITA margins topping 16% in the second half," Mr James said.

"Through our excellent nutriceutical brand portfolio and investments in innovative sales and marketing campaigns, we maintained market leadership in the grocery and pharmacy segments with a combined market share of approximately 25%."

Mayne Pharmacy's reported revenue increased 4% as the business continues to focus on refreshing its brands and retail services offering and delivering superior wholesaling services at competitive prices. After adjusting for securitisation charges, EBITA decreased by $3.7 million to $35.0 million.

Mr James said, "Pharmacy has made progress in the last 12 months in reinvigorating its management team with several new senior appointments. It has also invested in, and clearly defined, the market positioning for its leading Terry White Chemists® and Chemmart® brands.

"Our focus on reducing Pharmacy's investment in working capital led to a $210 million reduction in capital employed in the business in the second half. By lowering our investment in debtors and inventory, we improved operating cash flows giving Mayne more flexibility to redeploy this capital into growth opportunities across our family of healthcare businesses."

In summarising Mayne's overall financial performance for the 2005 financial year, Mr James concluded, "Mayne delivered a strong operating result in 2005 reflecting our commitment to realising the substantial value and opportunity we see for our healthcare portfolio."

Outlook

The outlook for each of Mayne's domestic businesses as well as Mayne Pharma is being reviewed as part of the demerger process.

In regards to Mayne's outlook, Mr James said, "We expect the domestic businesses, as a group, to continue steadily growing like-for-like EBITA in fiscal year 2006 on the back of stable revenue growth across the portfolio of businesses.

"Mayne Pharma recorded exceptional growth last year with sales up 36%. We provided guidance last year that we expected Mayne Pharma's revenues, including future acquisitions, would grow at an average annual rate of 15-20% over the long term. This long-term guidance recognises that

volatility is part of the generic and specialty pharmaceutical industry and consequently individual years may be above or below that range.

"Mayne Pharma is expected to continue to show revenue growth in fiscal year 2006, albeit at a level below the long-term range following the exceptional performance last year. The long term prospects for Mayne Pharma have not changed and the outlook for revenue growth, excluding litigation dependent products, is in the range of the previous guidance. Taking into account the natural price erosion that occurs as our existing product offering matures, like-for-like EBITA in fiscal year 2006 is expected to be broadly in-line with that reported this financial year. Initiatives undertaken to create future value include increasing the value of new product launches as we leverage our expanded distribution platform, bringing the new manufacturing facilities at Mulgrave and Aguadilla fully online, as well as realising the benefits of the collaboration arrangements with Strides, Intas and Zydus in India and with PLIVA in Eastern Europe for biogeneric products."

Demerger update

In June 2005, Mayne announced its determination to recommend to shareholders a demerger involving separate listings of Mayne Pharma and the domestic healthcare businesses in Australia.

Mayne continues to make good progress in developing its demerger proposal and anticipates that it will deliver an explanatory memorandum to shareholders so as to achieve our plans to complete the demerger process by the end of this calendar year.

ooo000ooo

Media and investor enquiries:
Larry Hamson
General Manager Corporate Relations
Ph: 03 9868 0380
Mob: 0407 335 907

mayne

Mayne Group Financial Results – Full year 30 June 2005

Continuing businesses

$m	FY04	FY05	%
Sales	3,502.0	3,830.6	+9.4%
EBITA[1]	235.2	276.8	+17.7%
EBIT[1]	156.6	173.8	+11.0%
NPAT[1]	82.9	91.3	+10.0%

Note: Continuing businesses exclude businesses divested or rationalised during the year. To compare on a like-for-like basis, the $2.4 million securitisation charge should be added back to EBITA and EBIT resulting in an 18.7% increase in EBITA to $279.2 million and a 12.5% increase in EBIT to $176.2 million. Discontinued businesses primarily represent the Hospitals business (divested December 2003) and Mayne Pharma's Latin American pharmaceutical business (divested or rationalized in 2H05).

Continuing businesses sales revenue split

$m	FY04	FY05	%
Mayne Pharma	482.7	654.8	+35.7%
Consumer Products	145.8	171.0	+17.3%
Diagnostic Services	802.8	856.3	+6.7%
Pharmacy	2,068.6	2,147.9	+3.8%
Continuing businesses[2]	**3,502.0**	**3,830.6**	**+9.4%**

Continuing businesses EBITA split

$m	FY04	FY05	%
Mayne Pharma[1]	96.9	126.2	+30.2%
Consumer Products	15.7	24.7	+57.3%
Diagnostic Services	95.9	110.7	+15.4%
Pharmacy[3]	38.7	35.0	-9.6%
Continuing businesses[1]	**247.3**	**296.6**	**+20.0%**
Unallocated	(12.2)	(17.4)	+42.6%
Underlying EBITA[1]	**235.1**	**279.2**	**+18.8%**

Reported results

$m	FY04	FY05	%
Net operating cash flows[4]	272.7	282.3	+3.5%
Reported NPAT	94.3	80.5	-14.7%
Cash EPS (cents)[5]	25.2	29.2	+15.9%
Final dividend per share (cents)	6.5	6.5	0.0%
Final dividend franking	0%	50%	N/A

Notes
[1] Before significant items
[2] Total continuing business revenue includes other revenue of $0.6 million in FY05 ($2.1 million in FY04)
[3] FY05 adjusted for $2.4 million in debtor securitisation financing costs to compare on a like-for-like basis
[4] Net operating cash flow adjusted to exclude proceeds from securitisation. FY04 includes five months contribution from discontinued Hospitals business
[5] Reported EPS before amortisation expense and significant items

mayne

ASX and Media Release
31 August 2005

MAYNE PHARMA ANNOUNCES NEW CEO APPOINTMENT

The Chairman of Mayne Group Limited (Mayne), Mr Peter Willcox, today announced the Board will be appointing Dr Thierry Soursac as Chief Executive Officer and Managing Director for Mayne Pharma upon Mayne's shareholders giving approval to proceed with the demerger and the demerger becoming effective.

Mayne's Chairman, Mr Peter Willcox, said "Dr Soursac is an outstanding executive and I am delighted he will be joining Mayne Pharma at this important and exciting phase in its development.

"Dr Soursac's qualifications make him ideally suited for this position. His training and experience combines clinical and preclinical pharmaceutical research in academia and industry with deep commercial expertise gained in a distinguished career with leading global pharmaceutical companies in the US and Europe.

"He is a successful leader of international pharmaceutical businesses, having held top executive positions, heading research worldwide as well as the commercial operations worldwide at Rhone-Poulenc-Rorer (RPR) and Aventis. He also founded and established RPR's gene therapy division, Gencell, collaborating with a network of biotech ventures around San Francisco, California, to discover and commercialise novel gene therapy products."

Dr Soursac studied medicine at the School of Medicine of Angers and subsequently specialised in oncology in France. After completing an MD in 1981, he became assistant professor in oncology, operated a clinical oncology practice and established and led the pharmacokinetics research department at the Paul Papin Center for five years. During this time Dr Soursac also completed a PhD in clinical pharmacology and pharmacokinetics at Pitie-Salpetriere University in Paris.

After completing an MBA at INSEAD in 1986, Dr Soursac was appointed a hospital pharmaceutical sales representative for Rhone-Poulenc. He was promoted to Head of Marketing of the French affiliate in 1988 and in 1990, following the merger with Rorer to form RPR, he was promoted to Corporate Vice President responsible for Marketing and Corporate Strategy globally for the merged company. In this capacity, he moved to Fort Washington, Pennsylvania, and played a critical role in the integration of the companies and helped RPR grow sales from $US 5 billion to $US 7 billion.

In 1994 Dr Soursac was promoted to Senior Vice President and established a gene therapy capability for RPR by forming Gencell, based in Santa Clara, California. In 1997, he became President of Worldwide Research for RPR and in 1998, he was promoted to Executive Vice President leading the Corporate Marketing, Business and Technology Development and Corporate Development activities at RPR. In January 1999, he was appointed President of Worldwide Pharmaceutical Operations responsible for all proprietary and generic business worldwide, all affiliates around the world, as well as global marketing and medical affairs.

In January 2000, RPR merged with Hoechst Marion Roussel to form Aventis and Dr Soursac was appointed Executive Vice President and Head of Commercial Operations worldwide for Aventis Pharma and a member of the Executive

Committee. In 2002, he became a member of the Management Board of Aventis SA. Dr Soursac decided to leave Sanofi-Aventis at the end of 2004 following its acquisition by Sanofi.

Dr Soursac holds French and American citizenships and will be based in the United Kingdom. The Europe, Middle East and Africa region generated more than half of Mayne Pharma's revenues and earnings in fiscal 2005 and was the fastest growing region, reporting a 67% increase in its full year revenues. More than 70% of Mayne Pharma's sales came from the northern hemisphere in the last financial year.

Mr Willcox said, "Thierry's depth of expertise in pharmaceuticals, combined with his strong commercial experience growing businesses internationally, makes him the ideal leader for Mayne Pharma. I am looking forward to working with him to create value for our shareholders as we develop this exciting new pharmaceutical company."

Dr Soursac's appointment as CEO of Mayne Pharma is subject to Mayne's shareholders approving the proposed demerger and he will take up his appointment on the effective date of the demerger. In the meanwhile, under the terms of the arrangement, Dr Soursac will begin consulting to Mayne on 1 October 2005.

Mr Willcox also thanked Mr Stuart James, Mayne's Group Managing Director and Chief Executive Officer for his outstanding contribution to Mayne over the last three years.

"Mayne was a complex company with an extended and disparate portfolio of businesses around the world. Stuart introduced a strong strategic focus on those areas that offered attractive returns and significant opportunities for growth. As a result, he has led the successful transformation of Mayne into an international Australian healthcare company. Under his stewardship its growth and sound financial position has provided the opportunity for the Board to recommend a demerger to shareholders with confidence. Stuart was the right CEO to lead Mayne through these complex and challenging times.

"In Robert Cooke and Thierry Soursac, we are very fortunate to have found CEOs who have exceptional expertise in the specific areas of Mayne that we propose to demerge. They are the right people to lead the demerged companies.

"Importantly, Stuart James will remain Group Managing Director and Chief Executive Officer until the demerger is effected later this year and will continue leading that process. Stuart will also work with the new leaders of these businesses to facilitate a smooth transition."

Speaking about the appointment, Mr James said, "I fully support and endorse the Board's decision. As Mayne Pharma moves into its next stage of evolution, it will benefit from the experience that a global pharmaceutical expert, like Dr Soursac, can provide.

"The Chairman and I agreed from the outset that this process would be driven solely by doing what was best for shareholders.

"Both the domestic businesses and Mayne Pharma have tremendous potential and the quality of the individuals that have been attracted to these roles reflect the significant value creation opportunity that exists for each of them.

"I look forward to finalising the demerger and working with both new CEOs as each of the entities separately list on the ASX."

Mr Willcox said, "Mayne's Board and I have enjoyed working with Stuart over the last three years and we appreciate Stuart continuing to oversee the demerger activities for Mayne leading up to the shareholder vote. He has been a strong leader and, if the demerger is approved by shareholders, we wish him success in his future endeavours."

This announcement is another important step in presenting a full demerger proposal for shareholders to consider. Details of the contracts for Mr Robert Cooke and Dr Thierry Soursac will be included in the demerger proposal. The demerger continues to be on track and is expected to become effective by the end of the calendar year if approved by shareholders. In accordance with this schedule, an explanatory memorandum regarding the demerger will be sent to shareholders for their consideration later this year.

About Mayne Group Limited

Mayne Group Limited is a leading Australian-based healthcare company with revenues in excess of $A 3.8 billion in its 2005 financial year.

Mayne Group is comprised of several leading Australian healthcare businesses that are well positioned to grow in future years. Mayne Diagnostic Services operates the second largest pathology and diagnostic imaging networks in Australia. Mayne Pharmacy distributes pharmaceutical and over the counter products to retail pharmacies across Australia and provides a range of professional and retail services that assist pharmacists in better managing their businesses. Its leading pharmacy retail banners include Terry White Chemists® and Chemmart®. Mayne Consumer Products is Australia's leading provider of vitamin and mineral supplements across the grocery and pharmacy retail channels with the following brands: Nature's Own™, Cenovis®, Natural Nutrition™, BioOrganics™, and Golden Glow®.

Mayne Pharma has grown to be a market leader for generic, injectable oncology drugs in Western Europe, Canada and Australia and has established businesses in the United States, the Middle East and Africa, and Asia. Mayne Pharma's products are marketed in more than 60 countries across five continents. This broad geographic sales, marketing and regulatory platform in generic, injectable medicines is a valuable asset and Mayne Pharma's emphasis on the cytotoxic oncology (anti-cancer) market segment benefits from higher barriers to entry and lower competition than in generic, oral pharmaceuticals.

Media and investor enquiries

Larry Hamson
General Manager Corporate Relations
Ph: +61 3 9868 0380
Mb: +61 407 335 907

Note

This announcement does not constitute an offer or sale of securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States unless pursuant to a transaction that is registered under the US Securities Act of 1933 or pursuant to an applicable exemption from the registration requirements thereof.

mayne

6 September 2005

Mayne Group Limited
ABN 56 004 073 410

Level 21
390 St Kilda Road
Melbourne Vic 3004
Phone 61 3 9868 0767
Fax 61 3 9868 0757

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

Dividend Reinvestment Plan – Share Price

Mayne recently declared a dividend of 6.5 cents (franked to 50 per cent) with a record date of 2 September 2005, payable 30 September 2005.

Mayne operates a Dividend Reinvestment Plan ("DRP") which will apply to this dividend. In accordance with the DRP, Mayne has determined that the price at which the shares are to be issued will be $4.98. The DRP is calculated on the weighted average market price of all Mayne Group Limited fully paid ordinary shares sold on the Australian Stock Exchange during the five trading days immediately preceding and inclusive of the record date for the relevant dividend payment.

Further details in relation to the plan are available on our website (www.maynegroup.com) under Investor Information.

Yours faithfully
Mayne Group Limited

Tim Paine
Company Secretary

ASX and Media Release
23 September 2005

MAYNE LODGES EXPLANATORY MEMORANDUM WITH ASIC AND PROCEEDS WITH PROPOSED DEMERGER

Mayne Group Limited (Mayne) announced today that it has lodged the Explanatory Memorandum in relation to the proposed demerger of its injectable generic and specialty pharmaceutical business (Mayne Pharma) with the Australian Securities and Investments Commission (ASIC).

Mayne's Board has also determined the proposed composition of the Boards of Mayne Pharma and Mayne and has appointed the Chief Financial Officers of the respective businesses.

Should the demerger be approved, Mr Peter Willcox, Mr Rowan Russell, Dr John Sime and Dr Nora Scheinkestel will become directors of Mayne Pharma and Dr Thierry Soursac will become its Managing Director and Chief Executive Officer. Mr Paul Binfield will become Mayne Pharma's Chief Financial Officer. Mr Binfield is currently the Chief Financial Officer of Mayne Group Limited.

Mr Paul McClintock, Dr Ian Blackburne, Ms Carolyn Kay and Mr James Hall will continue to act as directors of Mayne and Mr Robert Cooke will be appointed its Managing Director and Chief Executive Officer. Mr John Hickey will become Mayne's Chief Financial Officer following the demerger. Mr Hickey was most recently the Chief Financial Officer of Affinity Health Limited.

Mayne's Chairman, Mr Peter Willcox said, "By lodging the Explanatory Memorandum with ASIC today, we are on-track to complete the demerger by the end of this year, if approved by our shareholders."

"With the establishment of the Boards, and the appointment of the CEOs and CFOs of both businesses, we will have strong capabilities in both companies with an appropriate mix of skills."

The demerger proposal is expected to be available for shareholders to review in about two weeks time following ASIC's normal review process and the Supreme Court of Victoria making the required order to convene the shareholder meeting to approve the demerger scheme. The Explanatory Memorandum would be despatched to shareholders shortly thereafter to enable the shareholder meeting to approve the demerger to occur in mid-November.

Mayne has attractive businesses in the healthcare sector and from time to time it has received unsolicited proposals from parties interested in acquiring various parts of Mayne.

The Mayne Board remains convinced that a demerger is the best strategy for delivering value to its shareholders, and accordingly Mayne is re-iterating its intention not to sell any of its businesses prior to the demerger.

In conclusion, Mr Willcox stated, "We look forward to the public release of the Explanatory Memorandum and seeking approval from Mayne's shareholders to implement the demerger."

About Mayne Group Limited

Mayne Group Limited is a leading Australian-based healthcare company with revenues in excess of $A 3.8 billion in its 2005 financial year.

Mayne Group is comprised of several leading Australian healthcare businesses that are well positioned to grow in future years. Mayne Diagnostic Services operates the second largest pathology and diagnostic imaging networks in Australia. Mayne Pharmacy distributes pharmaceutical and over the counter products to retail pharmacies across Australia and provides a range of professional and retail services that assist pharmacists in better managing their businesses. Its leading pharmacy retail banners include Terry White Chemists® and Chemmart®. Mayne Consumer Products is Australia's leading provider of vitamin and mineral supplements across the grocery and pharmacy retail channels with the following brands: Nature's Own™, Cenovis®, Natural Nutrition™, BioOrganics™, and Golden Glow®.

Mayne Pharma has grown to be a market leader for generic, injectable oncology drugs in Western Europe, Canada and Australia and has established businesses in the United States, the Middle East and Africa, and Asia. Mayne Pharma's products are marketed in more than 60 countries across five continents. This broad geographic sales, marketing and regulatory platform in generic, injectable medicines is a valuable asset and Mayne Pharma's emphasis on the cytotoxic oncology (anti-cancer) market segment benefits from higher barriers to entry and lower competition than in generic, oral pharmaceuticals.

Media and investor enquiries

Larry Hamson
General Manager Corporate Relations
Ph: +61 3 9868 0380
Mb: +61 407 335 907

Note

Mayne Group Limited

Speech by Mayne's Group Managing Director and Chief Executive Officer, Mr Stuart James

Proposed demerger of Mayne Pharma Limited
10 October 2005

Slide 1

- Good morning and thank you for joining us today. I am Stuart James, Mayne's Group Managing Director and Chief Executive Officer and with me on the call today is Peter Willcox, Mayne's Chairman and Paul Binfield, Mayne's Chief Financial Officer.
- This morning we lodged the Explanatory Statement in relation to the proposed demerger of Mayne Pharma with the ASX.
- We also lodged a slide pack that runs through some key points in relation to the demerger.
- I will now talk to what we believe are the key slides in the slide pack so that we allocate as much time as possible to answer your questions.
- I urge you to review the Explanatory Statement in detail.
- It is important to note that the Explanatory Statement has been prepared on the basis of current strategies. The new CEOs appointed to lead the companies post the demerger have not had any involvement in the preparation of the document and accordingly they may recommend different business strategies and procedures than those envisaged in the Explanatory Statement.

Slide 4

- I am now on slide 4 which outlines the demerger proposal.
- On 4 May 2005, Mayne announced it was undertaking a strategic review to assess the merits of a demerger, and after conducting further work, Mayne confirmed on 17 June 2005 that the Mayne Board had determined to recommend to proceed with a demerger involving separate listings of its global pharmaceuticals business and its domestic healthcare businesses.
- Under the demerger proposal, Mayne Pharma will be demerged from Mayne Group.
- Also as part of the demerger proposal, Mayne Group will change its name to Symbion Health. Post the demerger, Symbion Health will be a large Australian healthcare company with leading market positions in pathology, diagnostic imaging, health related consumer products and pharmacy.

- We believe that a demerger of Mayne Pharma is the best way to maximise value for shareholders. Each company will be able to focus on its core competencies and be better positioned to implement their respective strategies.
- The Mayne Board commissioned an independent expert, Grant Samuel, to prepare a report on the demerger proposal. In Grant Samuel's view:
  - "Shareholders are likely to be materially better off if the demerger proceeds than if it does not."; and
  - "The benefits of the Demerger clearly outweigh the disadvantages."
- The Mayne Board of Directors also believes the demerger is in the best interests of both Mayne shareholders and Mayne and that Mayne shareholders are likely to be materially better off if the demerger proceeds.
- The Mayne directors unanimously recommend that shareholders vote in favour of the demerger.

Slide 5

- Moving onto slide 5. The demerger will be effected by a reduction in the capital of Mayne and a scheme of arrangement between Mayne and its shareholders.
- The key point to note in relation to the capital reduction is that shareholders will not receive any proceeds from the capital reduction in cash. Proceeds from the capital reduction will be automatically applied on behalf of shareholders as payment for new Mayne Pharma shares.
- In terms of the timeline of events, the explanatory statement will be mailed to shareholders later this week.
- A general meeting and scheme meeting will be held on 16 November 2005, where shareholders will vote on the capital reduction and scheme to implement the demerger proposal. If shareholders vote in favour of the demerger, then it is expected the second court hearing and Effective date will be on 18 November 2005.
- The last day the Mayne Shares will trade on the ASX with an entitlement to participate in the demerger will be Friday, 18 November. Under the scheme of arrangement, Mayne shareholders will receive one Mayne Pharma share for each Mayne share held.
- On Monday, 21 November Mayne Pharma shares will begin trading on a deferred settlement basis on the ASX and Symbion Health shares will begin trading ex-entitlement to participate in the Scheme. On 30 November, the Demerger date, the capital reduction will take place and shareholders will be issued with their Mayne Pharma shares. Normal trading of the shares of Mayne Pharma will begin on 2 December 2005.

- It is important to note that there will be no capital raising as part of the demerger. Mayne shareholders will own 100% of Mayne Pharma and Symbion Health immediately following the demerger.
- Please now turn to slide 8 which summarises the strategic rationale and benefits of the demerger.

Slide 8

- The demerger will result in the creation of two companies focused on their core competencies. We have appointed separate Boards and specialist CEO's to take the businesses forward – Mr Robert Cooke will become the CEO of Symbion Health post the demerger, and Dr Theirry Soursac will become the CEO of Mayne Pharma. These appointments reflect the specialised nature of the demerged businesses and following the demerger each leadership group will be able to exclusively focus on their respective businesses.
- The demerger also presents the opportunity to better align incentive and compensation arrangements for management and employees with the performance of their respective businesses through share based incentive plans.
- Mayne Pharma and Symbion Health will be better positioned to pursue growth opportunities. Mayne Pharma shares may be used as acquisition currency in the future which will enable it to more readily participate in the consolidation activity of its industry. Similarly, Symbion Health will have greater flexibility to pursue growth opportunities as a standalone company.
- The demerger will also enable Mayne Pharma and Symbion Health to adopt capital structures and financial policies appropriate to their operational and strategic objectives. Based on preliminary discussions with rating agencies, Symbion Health is likely to have an improved credit rating, which over time should reduce Symbion Health's cost of borrowing.
- And finally, Symbion Health and Mayne Pharma have different investment characteristics and the demerger will provide shareholders with increased investment choice with the flexibility to determine the level of exposure they would like to each company. Symbion Health's businesses have a history of relatively stable earnings and cash flows and is expected to pay a higher proportion of profits as dividends than Mayne Pharma. Mayne Pharma on the other hand is a growth business with more volatile earnings, and will continue to invest a significant proportion of earnings back into the business.

Slide 9

- Slide 9 outlines the transaction costs and incremental ongoing costs associated with the demerger.
- To summarise, demerger transaction costs are expected to be in the order of $85 million.
- The most significant cost is the one-off refinancing costs of $33 million, of which around $30 million comprises the incremental financial impact contractually required as a result of the early repayment of 2011 senior notes and related treasury transaction costs that have become necessary as a consequence of the demerger.
- The other demerger transaction costs amount to approximately $50 million, which are comparable, or less than, other recent demergers.
- Moving now onto corporate costs – Mayne had unallocated costs of $17.1 million in fiscal year 2005 and it is estimated that there will be additional ongoing corporate costs of approximately $10.5 million per annum spread across both Mayne Pharma and Symbion Health as a result of the demerger.
- This additional cost represents the incremental costs for Mayne Pharma arising from establishing itself as a separate public company such as share registry, insurance, IT and reporting, Board and other corporate function expenses. These incremental costs in Mayne Pharma are partially offset by expected savings in Symbion Health that arise as a result of Mayne Pharma being extracted from the Mayne corporate entity and the consequential reduction in the scale of that business.

Slide 10

- The next slide speaks for itself.
- Mayne's share price has increased 54% since Mayne announced it was considering a demerger on 4 May 2005.
- We believe this increase in the share price reflects, in part, the market's endorsement of the demerger proposal.
- Now we'll move on to the financials for Mayne Pharma on slide 15 which summarises the effect of the demerger on Mayne Pharma's results for fiscal year 2005.

Slide 15

- This slide summarises some key points in relation to Mayne Pharma's pro-forma financials. Most of the pro-forma results for Mayne Pharma are consisted with our segmental reporting from August. To recap Mayne Pharma reported a strong result in FY05, recording revenue growth of 35% and EBITA growth of 30%.
- Operating cash flow increased by 94% and EBITDA conversion to cash flow increased from 51% to 77%.
- Mayne Pharma is a growth oriented business, but the growth in any particular year is dependent on new product launches – which leads to volatility.
- Mayne Pharma has a 2 year revenue CAGR of 21% a two year EBITA CAGR of 15% based on pro-forma AGAAP financials.
- Mayne Pharma's historical accounts have been adjusted to reflect estimated corporate costs had Mayne Pharma been operating as a standalone entity.
- Mayne Pharma is to be demerged with a sound balance sheet, with expected net cash of approximately $25 million on demerger.
- For further detail on Mayne Pharma's financials, including movements between years, please refer to the Management Discussion and Analysis section in the Explanatory Statement.
- For an explanation of Mayne Pharma's outlook which we feel should be read in its entirety, please refer to Part 3.11 Outlook in the Explanatory Statement. Rather than repeat the entire statement in this presentation, there will no doubt be questions on that part of the Scheme Book so I'll deal with those when we open up for questions.

Slide 17

- Moving on to slide 17 which deals with Mayne Pharma's capital structure and dividend policy.
- It is expected Mayne Pharma will be demerged with approximately $25 million net cash. A net cash position is consistent with peers in the industry and enables Mayne Pharma to continue to invest in its business.
- Mayne Pharma has also received committed offers for a $225 million multi-currency bank facility that is available for draw down from the Effective Date.
- It is currently intended that Mayne Pharma will distribute up to 20% of profit after income tax (on an AIFRS basis) in the form of dividends. However, Mayne Pharma does not intend to pay a dividend for the 6 months ending 31 December 2005 as there will only have been one month of post-demerger activity.

- It is intended that dividends will be franked to the extent possible and based on current projections, Mayne Pharma dividends are expected to be fully franked in the medium term. Mayne Pharma's dividend policy is set out in further detail in Part 3.12 of the Explanatory Statement.

Slide 22

- As with Mayne Pharma, I will now discuss the pro-forma financials on slide 22.
- This slide summarises some key points to note in relation to Symbion Health's pro-forma financials.
- Symbion Health is characterised by steady revenue growth – approximately 85% of revenues are supported to varying degrees by the Federal Government.
- In recent years, Symbion Health has recorded strong increases in EBITA driven by revenue growth and margin expansion.
- The 2 year revenue CAGR is 8% and the 2 year EBITA CAGR is 17%, based on the pro-forma AGAAP financials.
- Symbion Health's historical accounts have been adjusted for corporate costs based on standalone estimates. Over the last 3 years, estimated pro-forma unallocated corporate costs were in the range of $10.6 million and $14.7 million.
- Symbion Health benefits from strong conversion of earnings to cash flow. In fact, operating cash flow growth has outpaced the growth in EBITDA as shown on the next slide.
- The outlook for Symbion Health is set out in the Outlook section of the Explanatory Statement in Part 4.12. As with Mayne Pharma, we feel this section should be read in its entirety so we have not tried to summarise it here.

Slide 24

- Moving forward to slide 24 which details Symbion Health's expected capital structure and dividend policy following the demerger.
- Symbion Health is expected to have net debt of approximately $450 million at the Effective date.
- Following the demerger, based on preliminary discussions and subject to final confirmation, it is expected that Symbion Health will have an improved credit rating or outlook from S&P and Moody's.
- Committed offers have been received to amend and restructure the existing Mayne syndicated facility. The amended and restated facility will be for $650 million and be available for 5 years from the Effective date.

- In terms of dividends the Symbion Health directors intend to distribute around 50% to 60% of profit after income tax (calculated under AIFRS) as cash dividends to shareholders. It is intended that dividends will be franked to the extent possible given available franking credits. Based on current projections and taking into account carried forward tax losses remaining with Symbion Health, Symbion Health's dividends will only be partially franked in the near term and fully franked in the medium to long term. Symbion's dividend policy is set out in Part 4.13 of the Scheme Book.
- It is important to note that Symbion Health's dividends with respect to the 6 months ending 31 December 2005 and 6 months ending 30 June 2006 are subject to any accounting losses potentially arising out of the accounting treatment required for the demerger. Any significant accounting loss arising on demerger (as a result of the market capitalisation of Mayne Pharma being less than the carrying value), when combined with incurred demerger costs, may mean Symbion Health will not record sufficient profits in FY06 to pay dividends. This will not be known until after the demerger is effected and Mayne Pharma shares begin trading independently.

Slide 26

- Please turn now to slide 26. So in summary, the demerger of Mayne Pharma from Mayne Group will create two focused companies that will be better positioned to pursue their strategic and operational objectives.
- New Boards and specialist CEOs have been appointed to both Mayne Pharma and Symbion Health, subject to the demerger proceeding.
- There will be two shareholder meetings on 16 November 2005 to approve the demerger. If approved, Mayne Pharma and Symbion Health will begin separately trading on the ASX on 21 November and the capital reduction and issue of Mayne Pharma shares will occur on 30 November.
- Grant Samuel, the independent expert, views the demerger as "in Mayne shareholders' best interests", and the Mayne Directors unanimously recommend that shareholders vote in favour of the demerger.
- That concludes today's presentation. Paul Binfield and I are now happy to take some questions.

ASX and Media Release
10 October 2005

MAYNE RELEASES EXPLANATORY MEMORANDUM FOR SHAREHOLDERS ON DEMERGER PROPOSAL

Mayne Group Limited (Mayne) today lodged the Explanatory Memorandum for its demerger proposal with the Australian Stock Exchange (ASX). The lodgement follows an order of the Supreme Court of Victoria on 7 October 2005 convening a meeting of shareholders to vote on the scheme of arrangement forming part of the demerger proposal. The Explanatory Memorandum will be posted to shareholders later this week.

Mayne's shareholders will be asked to vote at meetings in Melbourne on Wednesday 16 November 2005 on resolutions to approve the demerger of Mayne's international, injectable generic and specialty pharmaceutical operations (Mayne Pharma) from its family of domestic healthcare businesses. Mayne's directors have unanimously recommended that shareholders vote in favour of the resolutions to implement the demerger.

If the demerger is approved, Mayne Pharma will continue to operate with the Mayne brand. As a consequence, it is intended that Mayne Group Limited will change its name to Symbion Health Limited.

The proposed demerger reflects the different characteristics of the businesses and will result in two separately listed companies better able to focus on their core competencies.

- Mayne Pharma Limited: an international pharmaceutical company focused on the research and development, manufacture, marketing and distribution of injectable generic and specialty pharmaceuticals with more than 70% of its sales revenue now generated in Europe, the Middle East and Africa and North America. As a separately listed company, Mayne Pharma will be well positioned to participate in the ongoing consolidation in the international generic and specialty pharmaceuticals industry. Its shares are expected to be a more attractive form of acquisition currency and Mayne Pharma should have greater flexibility to access equity capital markets.

- Symbion Health Limited: a large Australian healthcare-focused company with leading market positions in pathology (including medical centres), diagnostic imaging, pharmacy and health-related consumer products. With positive demographic trends, such as the ageing population, and approximately 85% of Symbion Health's revenue being supported in varying degrees by the Federal Government, the group has maintained strong cash flows and steady earnings growth in the last two years. Following the demerger, Symbion Health is expected to focus on driving earnings margin improvements across its portfolio, continue to closely monitor capital employed, and pursue growth opportunities consistent with its core activities. The demerger is also expected to enable Symbion Health to achieve an improved credit rating and a lower cost of borrowing over time.

Mayne's Group Managing Director and Chief Executive Officer, Mr Stuart James said the demerger was the best strategy for delivering value to Mayne's shareholders.

"Mayne's directors are confident that the demerger is in the best interests of our shareholders and all directors intend to vote in favour of the demerger," he said.

"Grant Samuel, the independent expert appointed to review the proposal, has concluded that shareholders are likely to be materially better off if the demerger proceeds than if it does not.

"The demerger will give investors the choice to invest in either or both companies based on their investment objectives. Mayne Pharma is expected to maintain its growth focus whilst Symbion Health is expected to pay a higher proportion of profits as dividends.

"We believe this is an appropriate time for the demerger. Over the last three years, we have worked hard to focus Mayne on the segments in health that offer attractive returns to shareholders. We have divested non-core assets and returned capital to shareholders and we have also invested capital across our portfolio of Australian businesses so that each of them holds leading market positions.

"We are now in a position where Mayne Pharma has grown to be a large enough business, in its own right, to stand on its own. Demerging Mayne Pharma will enable both companies to focus on their own core activities and pursue their distinctive strategies.

"The demerger is the continuation of the process we have undertaken to improve shareholder returns."

The Demerger Process

The demerger will be implemented by way of a reduction of capital and a scheme of arrangement. If the reduction of capital and the scheme are approved by the requisite majorities of shareholders and the scheme is approved by the Supreme Court of Victoria, eligible Mayne shareholders will receive one Mayne Pharma share for each Mayne share they hold.

There will be no new capital raising as part of the demerger.

Shareholders will vote on the resolutions to approve the demerger proposal and related matters at the meetings on Wednesday 16 November 2005, commencing at 10.00 am (AEST) at the ANZ Pavilion, The Arts Centre, 100 St Kilda Road, Melbourne, Victoria.

If the demerger is approved by shareholders, Mayne intends to seek the approval of the demerger by the Supreme Court of Victoria on Friday 18 November with the demerger expected to be completed on Wednesday 30 November.

The last day Mayne shares will trade on the ASX on a cum-entitlement basis will be Friday 18 November 2005. Mayne Pharma shares are expected to commence trading on the ASX (under the symbol MYP) on a deferred settlement basis on Monday 21 November. On the same date, Mayne shares will begin trading as Symbion Health shares on the ASX (under the symbol SYB) ex-entitlement to Mayne Pharma shares. Mayne Pharma shares are expected to begin normal trading on Friday 2 December.

It is expected that there will be no Australian income tax or capital gains tax implications for shareholders associated with the implementation of the demerger, except for an adjustment to the capital gains tax cost base of their existing Mayne shares and the establishment of a new capital gains tax cost base for the Symbion Health and Mayne Pharma shares held after the demerger. In respect of the demerger, the Australian Tax Office has published Class Ruling CR 2005/83 which will soon be available from their website (www.ato.gov.au). Mayne recommends that all shareholders obtain specialist tax advice as to the tax consequences of the demerger proposal.

About Mayne Group Limited

Mayne Group Limited is a leading Australian-based healthcare company with revenues in excess of $A3.8 billion in its 2005 financial year. Mayne is comprised of several leading healthcare businesses that are well positioned to grow in future years.

In Australia, Mayne Diagnostic Services operates the second largest pathology network and the third largest diagnostic imaging network in Australia. Mayne Pharmacy distributes pharmaceutical and over the counter products to retail pharmacies across Australia and provides a range of professional and retail services that assist pharmacists in better managing their businesses. Its leading pharmacy retail banners include Terry White Chemists® and Chemmart®. Mayne Consumer Products is Australia's leading provider of vitamin and mineral supplements across the grocery and pharmacy retail channels with the following brands: Nature's Own™, Cenovis®, Natural Nutrition™, BioOrganics™, and Golden Glow®.

Mayne Pharma has grown to be a market leader for generic, injectable oncology drugs in Western Europe, Canada and Australia and has established businesses in the United States, the Middle East and Africa, and Asia. Mayne Pharma's products are marketed in more than 65 countries across five continents. This broad geographic sales, marketing and regulatory platform in generic, injectable medicines is a valuable asset and Mayne Pharma's emphasis on the cytotoxic oncology (anti-cancer) market segment benefits from higher barriers to entry and lower competition than in generic, oral pharmaceuticals.

Media and investor enquiries

Larry Hamson
General Manager Corporate Relations
Ph: +61 3 9868 0380
Mb: +61 407 335 907

Note

This announcement does not constitute an offer or sale of securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States unless pursuant to a transaction that is registered under the US Securities Act of 1933 or pursuant to an applicable exemption from the registration requirements thereof.

mayne

Invitation to Mayne Briefing

Mayne Demerger of Mayne Pharma

The details of the proceedings are listed below:

When: Monday 10 October 2005

<u>*11.00am*</u> ***Market Briefing teleconference***

Please follow the instructions below to access the teleconference facility:

DIAL IN NUMBERS:	
Australia	1800 064351
United States of America	1866 830 1117
United Kingdom	0800 0324417
Singapore	800 6161 919
Japan	0034 800 400541
Hong Kong	800 968665
International Metered	+61 3 86604948

- Approximately **10** minutes before the scheduled time, please dial your Call-in number.
- Please wait for the conference administrator who will greet you and note your name and telephone number. You will then be placed on hold until the conference is due to commence.
- At the start of the conference your line will be taken off hold and you will be placed in Listen Only (mute) mode.
- If you are disconnected for any reason during the conference redial your Call-in number.
- At the end of the conference, Stuart James will inform you that the conference has concluded.

Replay facility

A replay of the market briefing will be available shortly after its conclusion and will be accessible for one week. To access the replay, if you are outside Australia please call +613 8663 3100 or if you are within Australia, please call the following number 1 800 063 851. When prompted, please insert the PIN for the Mayne briefing which is 5195750.

For further information:
Larry Hamson
General Manager Corporate Relations
(03) 9868 0380
0407 335 907

mayne

Mayne Group Limited

Proposed demerger of Mayne Pharma Limited

10 October 2005

These slides should be read in conjunction with the speech separately lodged on the ASX

Forward looking statements

- "Certain statements in this document relate to the future, including forward looking statements relating to Mayne Pharma Limited's and Symbion Health Limited's (Symbion Health) financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of Mayne Pharma or Symbion Health to be materially different from future results, performance or achievements expressed or implied by such statements. Such risks, uncertainties, assumptions and other important factors include, among other things, general economic conditions, exchange rates, interest rates, the regulatory environment, structural changes in the industries in which Mayne Pharma and Symbion Health operate, competitive pressures, selling price and market demand. The forward looking statements in this document reflect views held only as of the date of this document.

- Other than as required by law, neither Mayne nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur.

- Subject to any continuing obligations under law or the ASX Listing Rules or as contemplated by Part 8.17 of the Explanatory Memorandum, Mayne and the Mayne Directors disclaim any obligation or undertaking to disseminate after the date of this document any updates or revisions to any forward looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statement is based."

Overview of the demerger

The proposal

- To create two focussed companies by demerging Mayne Pharma
  - Mayne Pharma, an international pharmaceutical company focussed on the research, development, manufacture and distribution of injectable generic and specialty pharmaceuticals
  - Mayne Group, to be renamed Symbion Health, a large Australian healthcare focused company with leading positions in pathology, diagnostic imaging, pharmacy and health-related consumer products
- Opportunity to deliver increased value for shareholders by enabling each company to focus on their core activities and more effectively implement their strategic objectives
- In the independent expert's view (Grant Samuel):
  - *"Shareholders are likely to be materially better off if the demerger proceeds…"*
  - *"The benefits of the Demerger clearly outweigh the disadvantages."*
- ***Mayne Directors unanimously recommend that Mayne shareholders vote in favour of the demerger***

The process

- To be effected by a capital reduction and scheme of arrangement
  - Explanatory memorandum to be distributed to shareholders this week
  - Shareholder vote on 16 November 2005
  - Final court hearing for approval of scheme on 18 November 2005
  - Effective Date of 18 November 2005 (last day of MAY shares trading)
  - 19 November first day of separate accounting by Mayne Pharma
  - Mayne Pharma shares (MYP) and Symbion Health shares (SYB) begin trading on ASX on 21 November (MYP trades on deferred settlement basis)
  - 30 November - capital reduction and issue of Mayne Pharma shares
  - Normal trading of Mayne Pharma shares commence on 2 December
- Existing shareholders will receive one share in Mayne Pharma for every Mayne share they own
- Mayne to change its name to Symbion Health on the Effective Date
- No capital raising as part of the demerger

The structure


Mayne Group Limited
Mayne Pharma
43%* FY05 EBITA
Symbion Health (57%* FY05 EBITA)
Diagnostic Services
Pharmacy
Consumer Products
Mayne Pharma
Global injectable generic and specialty pharmaceuticals
Pathology
Diagnostic Imaging
Medical Centres
Wholesale distribution
Retail management
Nutriceuticals
OTC products

* Before Mayne's unallocated head office costs of $17.4 million in FY05

Subject to demerger proposal

Relative EBITA contributions



Symbion Health
57%[1]
Mayne Pharma
43%[1]
Consumer 15%[2]
Pharmacy
19%[2]
Pathology
49%[2]
Imaging 17%[2]
EMEA
55%[3]
Asia Pacific
29%[3]
Americas
16%[3]

1 Based on Mayne Group 2005 EBITA before unallocated head office costs of $17.4 million
2 Based on Symbion Health 2005 pro-forma EBITA before unallocated costs of $14.7 million
3 Based on Mayne Pharma 2005 pro-forma EBITA before corporate costs of $18.6 million

Strategic rationale and benefits

- Creation of two companies focused on their core competencies
  - Specialist CEOs, separate management teams and boards of directors
  - Opportunity for better alignment of incentive and compensation arrangements
- Better positioned for growth
  - More attractive acquisition currency for Mayne Pharma to participate in industry consolidation
- Appropriate capital structure and financial policies
  - Potential improved credit rating for Symbion Health
- Greater shareholder choice
- Improved likelihood of consistently achieving appropriate market valuations

Transaction costs and incremental ongoing costs

- Demerger transaction costs estimated to be approximately $85 million

Details	Estimated cost
Adviser, legal and accounting	$12 million
Stamp duty, insurance and other costs	$9 million
Costs of establishing Mayne Pharma as a separate entity	$22 million
Costs of rebranding etc…	$9 million
One-off refinancing costs	$33 million
Total estimated transaction costs	**$85 million**

- Incremental ongoing costs of approximately $10.5 million per annum across both companies (additional costs of separate insurance, share registries, senior management and Boards, and other corporate functions)

Share price movement since April 2005



54% increase
$6.00
$5.50
$5.00
$4.50
$4.00
$3.50
$3.00
4 May 2005: Mayne announces it is assessing the merits of a demerger
17 June 2005: Mayne announces Board had decided to proceed with a demerger
9 August 2005: Mayne announces appointment of Mr Robert Cooke as CEO of the domestic businesses
24 August 2005: Mayne announces FY05 results
31 August 2005: Mayne announces Dr Thierry Soursac as CEO of Mayne Pharma
1-Apr-05
8-Apr-05
15-Apr-05
22-Apr-05
29-Apr-05
6-May-05
13-May-05
20-May-05
27-May-05
3-Jun-05
10-Jun-05
17-Jun-05
24-Jun-05
1-Jul-05
8-Jul-05
15-Jul-05
22-Jul-05
29-Jul-05
5-Aug-05
12-Aug-05
19-Aug-05
26-Aug-05
2-Sep-05
9-Sep-05
16-Sep-05
23-Sep-05
30-Sep-05
7-Oct-05

mayne

Mayne Pharma



Overview of Mayne Pharma

- FY05 pro-forma sales of $687 million; sales in more than 65 countries
- Unique sales and distribution platform for injectable generic pharmaceuticals with direct presence in 23 countries and distribution arrangements in further 43 countries
- Leading market positions by revenues in injectable generic pharmaceuticals in Australia, the United Kingdom, Western Europe and Canada
- Focus on attractive market segments with higher barriers to entry and less competition – injectables, with an emphasis on oncology
- Diversified development capability and pipeline
- Broad regulatory and intellectual property expertise

Key strategies*

- First to market with key products to maximise margins and returns
- Geographic expansion
- Globally competitive, high quality supply chain with increased level of vertical integration
- Internal development
- Acquisitions and in-licensing
- Broad and balanced product portfolio

* Dr Thierry Soursac will become CEO of Mayne Pharma if the demerger proceeds and his strategies may differ from those set out in the explanatory statement and on this slide

Mayne Pharma pro-forma AGAAP financials

Revenue



($m)
700
600
500
400
300
200
100
0
176.1
128.4
161.6
203.4
114.7
192.4
326.3
156.0
205.1
FY03
FY04
FY05
Asia Pacific
Americas
EMEA

2 year CAGR: 21.4%

EBITA



($m)
120
100
80
60
40
20
0
81.1
82.7
107.7
FY03
FY04
FY05

2 year CAGR: 15.2%

Mayne Pharma pro-forma AGAAP financials

- FY05 revenue growth of 35% and EBITA growth of 30%
- 94% increase in net operating cash flow in FY05
- Growth oriented business
- Historical accounts adjusted for corporate costs based on standalone estimates and actual costs incurred
- Sound balance sheet with expected net cash of $25 million on demerger
- Recent investment has built strong platform for growth

Mayne Pharma pro-forma AGAAP financials

Profit and loss ($'000)	2003	2004	2005	CAGR
Sales Revenue				
Europe, Middle East and Africa	176,072	203,378	326,270	36.1%
Asia Pacific	161,624	192,426	205,112	12.7%
Americas	128,355	114,700	155,961	10.2%
Total Mayne Pharma sales revenue	**466,051**	**510,504**	**687,343**	**21.4%**
EBITDA before corporate costs	**108,626**	**114,510**	**146,033**	**16.0%**
Depreciation	13,671	16,306	19,742	20.2%
EBITA before corporate costs	94,955	98,204	126,291	15.3%
Corporate/incremental costs	(13,862)	(15,532)	(18,584)	15.8%
Total Mayne Pharma EBITA	**81,093**	**82,672**	**107,707**	**15.2%**
EBITA margin	17.4%	16.2%	15.7%	
Net operating cash flow	**68,360**	**50,533**	**97,959**	**19.7%**

- Under AIFRS, Mayne Pharma would have recorded EBITA of $114.3 million and EBIT of $90.2 million in FY05

Mayne Pharma
Capital structure and dividend policy

Capital structure	Dividend policy
• Expected to be demerged with net cash of approximately $25 million[1] • Banking facility – New 3 year $225 million multi-currency bank facility available for draw down from the Effective Date • Pro-forma net assets / equity as at 30 June 2005 of $1,661 million	• Payout up to maximum of 20% of NPAT (calculated under AIFRS) • No dividend for 6 months ended 31 December 2005 as only one month of post-demerger activity • Dividends expected to be fully franked in the medium term

(1) Based on estimated net cash flows (including capital expenditure) between 30 June 2005 and Effective Date

Symbion Health



Overview of Symbion Health

mayne

- Market leading Australian healthcare businesses
  - #2 provider of pathology services*
  - #3 provider of diagnostic imaging services*
  - Leading provider of nutraceuticals*
  - A leading pharmacy wholesaler and retail services provider
- Strong cash flows and stable earnings underpinned by Federal Government
- Positive demographics underpinning industry growth
- Recognised brand names

* Based on revenues

Key strategies*

- Driving margin improvement across the business
- Effective capital management
- Pursuing growth opportunities complementary to existing activities
- Engaging with customers to build closer, more valuable relationships

* Mr Robert Cooke will become CEO of Symbion Health if the demerger proceeds and his strategies may differ from those set out in the explanatory statement and on this slide

Symbion Health pro-forma AGAAP financials

Revenue



($m)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2731.6
3019.3
3175.8
FY03
FY04
FY05

2 year CAGR: 7.8%

EBITA



($m)
160
140
120
100
80
60
40
20
0
112.3
139.3
153.4
FY03
FY04
FY05

2 year CAGR: 16.9%

Symbion Health pro-forma AGAAP financials

- Steady revenue growth
  - Approximately 85% of revenues supported to varying degrees by the Federal Government
- Strong EBITA growth driven by revenue and margin expansion
- Historical accounts adjusted for corporate costs based on standalone estimates
  - In estimated range of $10.6 million and $14.7 million over last three years
- Strong conversion of earnings to cashflow
  - Cash flow growth outpacing EBITDA growth

Symbion Health pro-forma AGAAP financials

Profit and loss ($'000)	2003	2004	2005	CAGR
Sales Revenue				
Pathology	427,418	526,527	569,102	15.4%
Diagnostic Imaging	199,156	276,237	287,171	20.1%
Consumer Products	156,432	145,835	171,001	4.6%
Pharmacy	1,943,381	2,068,612	2,147,892	5.1%
Unallocated	5,218	2,106	635	
Total Symbion Health Sales Revenue	**2,731,605**	**3,019,317**	**3,175,801**	**7.8%**
EBITDA	**142,671**	**178,862**	**197,343**	**17.6%**
Depreciation	30,414	39,596	43,972	
EBITA				
Pathology	52,055	68,060	82,044	25.5%
Diagnostic Imaging	24,586	27,870	28,649	7.9%
Consumer Products	6,476	15,740	24,762	95.5%
Pharmacy	42,274	38,163	32,612	(12.2%)
Unallocated	(13,134)	(10,567)	(14,696)	
Total Symbion Health EBITA	**112,257**	**139,266**	**153,371**	**16.9%**
EBITA margin	4.1%	4.6%	4.8%	
Net operating cash flow	**112,240**	**163,361**	**184,275***	**28.1%**

* Excludes proceeds from Pharmacy debtors securitisation of $184.0 million

- Under AIFRS, Symbion Health would have recorded EBITA of $160.1 million and EBIT of $155.6 million in FY05

Capital structure and dividend policy

mayne

Capital structure

- Net debt of approximately $450 million at Effective Date[1]
- Expected credit rating improvement
- Banking facility
  - 5 year $650 million facility available from Effective Date
- 2011 US$200 million Senior Notes to be repurchased prior to the demerger
- Pro-forma net assets / equity as at 30 June 2005 of $799 million

Dividend policy

- Payout around 50% to 60% of NPAT (calculated under AIFRS)
- Expects to pay dividend of 3.5 cents for 6 months ending 31 December 2005 and a dividend in line with stated payout ratio for 6 months ending 30 June 2006
- Dividends will be partially franked in the near term and expected to be fully franked in the medium to long term

- Symbion Health dividends for FY06 are subject to any accounting losses potentially arising out of the accounting treatment required for the demerger

(1) After taking into account the demerger costs and estimated operating cash flows and capital expenditure between 30 June 2005 and Effective Date

Timetable

mayne

Last time and date for General Meeting Proxy Form and Scheme Meeting Proxy Form can be lodged	**10.00am on Monday 14 November 2005**
Time and date for determining eligibility to vote at the General and Scheme Meetings	7.00pm on Monday 14 November 2005
General Meeting and Scheme Meeting	**10.00am on Wednesday 16 November 2005**
Court hearing for approval of the Scheme Effective date and name change from Mayne to Symbion Health Last day Mayne shares trade on ASX on a cum-entitlement basis	Friday 18 November 2005
Symbion Health shares commence trading on ASX ex-entitlement to Mayne Pharma shares (Code: SYB) **Mayne Pharma shares start trading on ASX on deferred settlement basis (Code: MYP)**	**Monday 21 November 2005**
Record date for determining entitlement to Mayne Pharma shares	7.00pm on Friday 25 November 2005
Demerger date – capital reduction and issue of Mayne Pharma shares to shareholders	Wednesday 30 November 2005
Dispatch of holding statements and last day of deferred settlement trading for Mayne Pharma shares	Thursday 1 December 2005
Normal trading of Mayne Pharma shares commences	**Friday 2 December 2005**
Settlement of all deferred settlement trades of Mayne Pharma shares	**Wednesday 7 December 2005**

Summary

- Demerging Mayne Pharma from Mayne Group to create two focused companies
  - Better able to pursue their strategic and operational objectives
  - Improved likelihood of achieving appropriate market valuations
- New Boards and CEOs in place for each business
- Shareholder meetings to vote to approve demerger on 16 November 2005
- Independent expert's view that *"Demerger is in Mayne shareholders' best interests"*
- Directors unanimously recommend that shareholders vote in favour of the demerger

Mayne Group Limited

Proposed demerger of Mayne Pharma

10 October 2005

mayne

7 October 2005

Level 21, 390 St Kilda Road, Melbourne
Victoria, 3004
PO Box 1671N GPO
Melbourne
Victoria, 3001
Phone 03 9868 0875
Fax 03 9868 0757

INVITATION FROM THE CHAIRMAN

Dear shareholder

I have pleasure in inviting you to the Mayne Group Limited Annual General Meeting of shareholders that will be held at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria on Tuesday, 8 November at 10:00am. The Notice of Meeting is enclosed.

If you are not able to attend, we will be webcasting the proceedings live from our website (www.maynegroup.com). Further details about the webcast will be available on Mayne's website in early November.

If you are attending the meeting please bring the enclosed Proxy Form with you as it is your shareholder admission authority and is bar coded with your details to facilitate prompt registration.

Your vote is important and therefore if you are unable to attend the meeting, I encourage you to complete and return the enclosed Proxy Form in the reply paid envelope provided. You may appoint an individual or body corporate of your choice as your proxy or, if you prefer, you may appoint the person chairing the meeting. Your completed Proxy Form must be lodged with our Share Registry by 10:00am (Melbourne time) on Sunday 6 November 2005 to be valid. More detailed instructions regarding the lodgement of the Proxy Form can be found in the Voting Information section of the Notice of Meeting.

Following the meeting, your Directors and I would be pleased if you could join us and Mayne's senior executives for refreshments.

I look forward to welcoming you to the meeting.

Peter Willcox

P J Willcox
Chairman

Notice of 2005 Annual General Meeting

THE 2005 ANNUAL GENERAL MEETING OF
MAYNE GROUP LIMITED WILL BE HELD AS FOLLOWS:

Date	Time	Venue
Tuesday 8 November 2005	10.00am	The Auditorium Melbourne Exhibition Centre 2 Clarendon Street Southbank Victoria 3006

MAYNE GROUP LIMITED
ABN 56 004 073 410

REGISTERED OFFICE
21st Floor
390 St Kilda Road
Melbourne Victoria 3004

ALL SHARE REGISTRY COMMUNICATIONS TO:
ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne Victoria 3000
Telephone: 1300 727 265
or (03) 9615 9947
Facsimile: (03) 8614 2909
(for proxies only)

'We believe IN RIGOROUS ADHERENCE TO THE PRINCIPLES OF GOOD GOVERNANCE AND INTEGRITY

ORDINARY BUSINESS

Financial Report

1 To receive and consider the Financial Report of the Company for the year ended 30 June 2005 and the reports of the Directors and auditors.

Non-binding Advisory Vote – Adoption of Remuneration Report

2 To adopt the Remuneration Report for the year ended 30 June 2005.

The Remuneration Report is set out on pages 36 to 44 of the 2005 Annual Review.

Election and the Re-election of Directors

3 In accordance with rules 35(b) and 35(g) of the Company's constitution, **Dr John Martin Sime** who was appointed a Director since the last Annual General Meeting and holds office only until this Annual General Meeting, offers himself for election.

4 In accordance with rules 35(b) and 35(g) of the Company's constitution, **Mr James William Hall** who was appointed a Director since the last Annual General Meeting and holds office only until this Annual General Meeting, offers himself for election.

5 In accordance with rules 35(b) and 35(g) of the Company's constitution, **Mr Eric Paul McClintock** who was appointed a Director since the last Annual General Meeting and holds office only until this Annual General Meeting, offers himself for election.

6 In accordance with rules 35(b) and 35(g) of the Company's constitution, **Dr Nora Lia Scheinkestel** who was appointed a Director since the last Annual General Meeting and holds office only until this Annual General Meeting, offers herself for election.

7 In accordance with rules 35(c) and 35(g) of the Company's constitution, **Mr Peter John Willcox** retires and offers himself for re-election.

8 In accordance with rules 35(c) and 35(g) of the Company's constitution, **Mr Rowan McRae Russell** retires and offers himself for re-election.

By Order of the Board

T A Paine
Secretary

23 September 2005

VOTING INFORMATION

1 For the purposes of the meeting, shares will be taken to be held by the persons who are registered holders at 7.00pm (Melbourne time) on 6 November 2005. Accordingly, share transfers registered after that time will be disregarded in determining entitlement to attend and vote at the meeting.

2 A shareholder entitled to attend and vote has a right to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a shareholder and can be either an individual or a body corporate. If a shareholder appoints a body corporate as a proxy, that body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the *Corporations Act 2001* (Cth); and
- provides satisfactory evidence of the appointment of its corporate representative.

If such evidence is not received at least 48 hours before the meeting, the body corporate (through its representative) will not be permitted to act as a proxy.

A form of appointment of proxy is enclosed. To be effective, the document appointing the proxy (and if the appointment is signed or executed by the appointor's attorney, the authority under which the appointment was signed or a certified copy of the authority) must be received by the Company at least 48 hours before the meeting. The documents should be delivered to the Company's Share Registry, ASX Perpetual Registrars Limited, Level 4, 333 Collins Street, Melbourne Victoria 3000 Australia (Postal Address: GPO Box 1736, Melbourne Victoria 3001 Australia) or sent by facsimile to the following number (03) 8614 2909 (international +(613) 8614 2909) by 10:00am Sunday 6 November 2005.

A shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using the enclosed proxy form, an additional form of proxy is available on request from the Share Registry.

3 A representative of a company attending the meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with the Company's Share Registry.

4 Please refer to other notes appearing on the enclosed form of proxy.

EXPLANATORY NOTES TO SHAREHOLDERS

ORDINARY BUSINESS

1 Financial Report

The financial report for consideration at the meeting will be the full Financial Report. Unless a shareholder instructs otherwise, each shareholder is sent the Annual Review and not the full Financial Report. Any shareholder wishing to receive a copy of the full Financial Report should contact the Company's Share Registry and a copy will be forwarded without charge.

2 Non-binding Advisory Vote – Adoption of Remuneration Report

Shareholders are asked to adopt the Company's Remuneration Report. The Remuneration Report is set out on pages 36 to 44 of the 2005 Annual Review and is also available from the Company's website.

THE REMUNERATION REPORT:

- describes the policies behind, and the structure of, the remuneration arrangements of the Company and the link between the remuneration of employees and the Company's performance;
- sets out the remuneration arrangements in place for each Director and for certain members of the senior management team; and
- explains the differences in approach for remunerating Non-Executive Directors and executives of the Company, including the Managing Director.

A reasonable opportunity for discussion of the Remuneration Report will be provided at the Annual General Meeting.

The vote on resolution 2 is advisory only, and does not bind the Directors or the Company. Nevertheless, the outcome of the vote will be taken into consideration by the Board when considering the remuneration arrangements of the Company.

3 TO 8
ELECTION AND RE-ELECTION OF DIRECTORS
Dr Sime, Mr Hall, Mr McClintock and Dr Scheinkestel were appointed as Directors since the last Annual General Meeting. Under the constitution, they hold office only until this meeting and offer themselves for election.

Mr Willcox and Mr Russell retire by rotation and offer themselves for re-election.

The experience, qualifications, competencies and other information about the candidates appear below:

Dr John Martin Sime
MSc (Physical Chemistry, Melbourne),
PhD (Biochemistry, London), FRSC, C.Chem
Age 64

Dr Sime joined the Board on 10 November 2004. He is currently Chair of the Occupational Health, Safety & Environment Committee, and a member of the Remuneration Committee. He has held senior positions in academia and the pharmaceutical industry. He is currently Adjunct Professor at Swinburne University of Technology in the School of Research and Graduate Studies and was previously Director of Research Support and Development at the Imperial College of Science Technology and Medicine in London. Dr Sime was Chief Executive Officer of the BioIndustry Association (UK) and has more than 25 years' experience at SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline plc) having held a number of senior positions including Managing Director of the Australasian business and Global Senior Vice President and Director, Strategic Marketing. In April 2005, Dr Sime was appointed to the Board of Prima BioMed Limited, a listed Australian company developing novel products internationally in the field of oncology.

Mr James William Hall
BComm (Acc) FCPA
Age 54

Mr Hall joined the Board in June 2005. He is currently a member of the Audit & Compliance Committee. He has more than 35 years in senior financial management roles. Most recently Mr Hall was Executive Director of Finance at Orica Limited, a position he held since February 2002. Retiring from Orica in April 2005, Mr Hall was briefly a Director of Affinity Health. Prior to joining Orica, Mr Hall held a range of senior financial management roles over 32 years with BHP Billiton. Mr Hall was a Director of Incitec Limited from 2002 to 2004. Mr Hall is currently a Director of Alesco Corporation Limited (since July 2005), the ConnectEast Group (since June 2005), Centro Properties Group (since 1 September 2005), and Qenos Holdings Pty Ltd.

Mr Eric Paul McClintock
BA, LLB
Age 56

Mr McClintock joined the Board in June 2005 and is a qualified lawyer. Since 1985 he has been a principal of the private investment banking firm, McClintock Associates, apart from 2000-2003 when he served as Secretary to Cabinet and Head of the Cabinet Policy Unit, reporting directly to the Prime Minister.

Mr McClintock has a strong background in health, serving as Chairman of Affinity Health from January 2004 to April 2005. He is currently a Director of ANZAC Medical Research Centre and a Commissioner of the Health Insurance Commission. Other directorships currently held by Mr McClintock are Chairman of Thales Australia Group, Director of Perpetual Trustees Australia Limited (since April 2004) and Director of Macquarie Infrastructure Group (since May 2003).

Dr Nora Lia Scheinkestel
LLB (Hons), PhD
Age 45

Dr Scheinkestel joined the Board on 1 July 2005 and is an experienced director with strong credentials in finance gained in both executive and non-executive capacities. She is currently a Non-Executive Director of Newcrest Mining Limited (since August 2000), PaperlinX Limited (since February 2000), AMP Limited (since September 2003) and AMP Capital Group. Dr Scheinkestel is also an Associate Professor at the Melbourne Business School (Melbourne University) as well as a fellow of the Australian Institute of Company Directors.

She has also served as Director and Chairman of a number of utilities across the gas, water and electricity sectors, as well as in the mining, health, development and financial services sectors.

Dr Scheinkestel's background is as a senior banking executive in international and project financing.

Mr Peter John Willcox
BA (Hons), MA (Physics)
Age 60

Mr Willcox joined the Board in October 2002 as Deputy Chairman and became Chairman on 1 January 2003. He is a member of the Board's Nomination Committee and Remuneration Committee. He was formerly Chairman of AMP Limited, a position he held from February 2003 to 7 September 2005.

Mr Willcox has been a Director (1994-2000) and Deputy Chairman (1999-2000) of Lend Lease Corporation and a Director and Deputy Chairman of Energy Developments Ltd. His other former directorships include FH Faulding & Co Ltd (1996-2000), Schroders Holdings Australia Ltd (1994-1999), North Ltd (1994-1998), James Hardie Industries Ltd (1992-2001), Woodside Petroleum Ltd (1986-1993), BHP Ltd (1988-1994), Tejas Gas Corporation (USA) and Hamilton Oil Corporation (NASDAQ) (1987-1991).

He was Chief Executive Officer of BHP Petroleum from 1986-1994 and previously held senior executive roles with Amoco Production Company (London, Houston, Egypt, Iran and Chicago) from 1973-1986 and Abu Dhabi/Qatar Petroleum Company Ltd (London, Qatar and Abu Dhabi) from 1966-1973.

Mr Rowan McRae Russell
BA, LLB (Hons)
Age 50

Mr Russell joined the Board in 2001. He is a member of the Board's Remuneration, Occupational Health, Safety & Environment and Nomination Committees.

He is a Partner of the law firm, Mallesons Stephen Jaques, specialising in financial services law and securities offerings, and is Partner in charge of its London office. He has also held positions as Managing Partner and Executive Partner of the firm for five years and on the Board of the firm for four years.

Mr Russell served for eight years as a member of the Council of Melbourne Grammar School and as Chairman of its Investment Management Committee before moving to Sydney in 2002. He has also served on the Law Council of Australia's Banking and Financial Services Committee for 10 years and as Chairman for four years.

Mr Russell was a member of the Board of Management of the Monash University Law School Foundation and is currently a Professional Associate of the Monash University Law School.

The Board has reviewed the performance of Mr Willcox and Mr Russell and confirmed its support of their re-election as Directors of the Company.

All candidates are considered by the Board to be independent, having regard to the guidelines for assessing independence set out in the ASX Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations". Broadly speaking, these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship that could, or could be perceived to, materially interfere with the Director's ability to act in the best interest of the Company.

Mayne Group Limited

ABN 56 004 073 410

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street, Melbourne, VIC, 3000
GPO Box 1736, Melbourne, VIC, 3001
Telephone: 1300 727 265
(03) 9615 9128
Facsimile: (03) 9615 9744
ASX Code: MAY
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Mayne Group Limited and entitled to attend and vote hereby appoint

A the **Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy ☐

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:00am on Tuesday, 8 November 2005 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

B **To direct your proxy how to vote on any resolution please insert** ☒ **in the appropriate box below.**

	For	Against	Abstain*
Resolution 2 Adoption of Remuneration Report (Non-binding advisory vote)	☐	☐	☐
Resolution 3 To elect Dr John Martin Sime as a Director	☐	☐	☐
Resolution 4 To elect Mr James William Hall as a Director	☐	☐	☐
Resolution 5 To elect Mr Eric Paul McClintock as a Director	☐	☐	☐
Resolution 6 To elect Dr Nora Lia Scheinkestel as a Director	☐	☐	☐
Resolution 7 To re-elect Mr Peter John Willcox as a Director	☐	☐	☐
Resolution 8 To re-elect Mr Rowan McRae Russell as a Director	☐	☐	☐

The Chairman of the Meeting intends voting all undirected proxies in favour of each resolution.

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the financial year ended: June 30, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 0-18892

Mayne Group Limited

ABN 56 004 073 410
(Exact name of registrant as specified in its charter)

Victoria, Australia
(Jurisdiction of incorporation or organization)

Mayne Group House,
390 St. Kilda Road,
Melbourne, Victoria, 3004
Australia
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
American Depositary Shares, each of which represents five Ordinary Shares which are evidenced by American Depositary Receipts

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (at June 30, 2004):

640,240,442 fully paid Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

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Cautionary statement regarding "forward-looking statements"

Some of the information contained in this annual report may constitute forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "continue", "plan", "intend", "believe" or other similar words. These statements discuss future expectations concerning results of operations or of financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this annual report are set forth above under the caption "Risk factors" and elsewhere in this annual report. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statement, which speaks only as of the date made.

This Annual Report contains certain forward-looking statements, including statements regarding:

- Mayne's business strategy and competitive strengths, including its focus on the Mayne Pharma business;
- Mayne's product pipeline;
- general trends regarding the industries in which Mayne operates;
- the future effects of regulation, including agreements between industry groups and the Australian Commonwealth Government and our compliance with the manufacturing standards of pharmaceutical industry regulators;
- Mayne's ability to source active pharmaceutical ingredients for its products;
- Mayne's development through product licensing, contract manufacturing, business combinations and other strategic transactions;
- the market shares of Mayne's products and businesses;
- expected areas of growth in Mayne's businesses; and
- the expected impact of the transition to International Financial Reporting Standards.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, certain of which are described in Item 3 – Key Information – Risk Factors and many of which are beyond our control, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

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ITEM 3 – KEY INFORMATION

You should carefully consider all of the information set forth in this Form 20-F and the following risk factors which we face and which are faced by the industries in which we operate. The risks below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See "Cautionary statement regarding 'forward-looking statements'."

RISKS RELATED TO OUR BUSINESSES

The manufacture of our products is highly exacting and complex, and if we encounter problems in manufacturing our products, our business could suffer.

The manufacture of our products is highly exacting and complex, due in part to strict regulatory requirements that govern their manufacture. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, supply interruption or defects in raw materials and environmental factors, which could lead to suspension or loss of our ability to manufacture our products. If problems arise during the production of a batch of product, that batch of product may have to be discarded. This could, among other things, lead to increased costs, lost revenue, damage to customer relations, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred.

Various regulatory agencies, including the U.S. Food and Drug Administration, or FDA, and the Australian Therapeutic Goods Administration, or TGA, periodically inspect manufacturing facilities of companies in the pharmaceuticals industry. Following these inspections, these regulators may require that companies take specified actions to improve the compliance of their manufacturing processes with applicable regulations. For a discussion of recent inspections at Mayne's facilities, and actions taken by Mayne in response to certain concerns raised by the FDA following those inspections, see "Information on the Company—Quality and Compliance". If we fail adequately to address concerns raised by regulatory agencies in connection with inspections of our manufacturing facilities, we may be required to suspend or discontinue manufacturing, which could have a significant adverse effect on our business.

In addition, regulatory agencies may at any time reassess the safety and efficacy of our pharmaceutical and nutraceutical products based on new scientific knowledge or other factors. Such reassessments could result in the amendment or withdrawal of existing approvals to manufacture or market our products, which in turn would result in a loss of revenue, and could serve as an inducement to third parties to bring lawsuits against us.

The success of our pharmaceutical business segment depends on our ability to successfully develop and commercialize additional pharmaceutical products.

Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional generic products and to launch them on a timely basis. We must develop, test and manufacture generic products as well as prove that our generic products are the bio-equivalent of their patented counterparts. All of our products must meet regulatory standards and receive regulatory approvals. The development and commercialization process is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, we may have difficulty in sourcing raw materials, and we may not be able to successfully and profitably produce and market such products. Furthermore, the timing of the launch of some of our products currently under development will depend on the successful outcome of litigation. Delays in any part of the process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting

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or delaying our introduction of new products. The continuous introduction of new generic products on a timely basis is critical to our pharmaceutical business segment. In addition, if one of our pharmaceutical products does not receive final regulatory approval, we will have incurred significant costs that we cannot recover.

Most of the injectable pharmaceutical products that we manufacture are made at our Mulgrave, Australia facility. If production is significantly disrupted at this facility, even for a short period, our sales could be materially reduced.

Most of our pharmaceutical products (by fiscal year 2004 revenue) are manufactured at our Mulgrave, Australia facility. Mulgrave is our largest pharmaceuticals manufacturing facility, and our only facility capable of manufacturing drugs with cytotoxic (poisonous) properties, including our key oncology drugs. Production at the Mulgrave facility could be disrupted due to any one of a number of possible factors, including natural disasters, terrorism, environmental or regulatory issues, employee action, or mechanical failure. A destruction of this facility or a significant disruption of its operations, even on a short term basis, could hinder our ability to produce and ship injectable pharmaceutical products on a timely basis, which could have a material impact on our operations, reputation and customer relationships. We carry business interruption insurance for the Mulgrave facility; however, we cannot assure you that the level of cover is adequate.

Difficulty in sourcing raw materials, including active pharmaceutical ingredients, could disrupt manufacturing.

We depend heavily on third party manufacturers for raw materials for all of our products other than paclitaxel. Many of these raw materials are available from a limited number of sources, some of which are also, or may be acquired by, our competitors. Any of these suppliers could cease to supply us on acceptable terms, or suffer an interruption to their own operations, for example, as a result of production problems or regulatory action. In addition, because regulatory authorities generally must approve raw material suppliers for pharmaceutical products, any change in raw materials suppliers would likely result in significant production delays. If a supplier of an active pharmaceutical ingredient ceases to supply us on acceptable terms, we may have to cease manufacturing the related product, resulting in a loss of sales and market share.

Pamidronate (a hypercalcemia drug) generates a significant portion of revenue and gross margin for our Mayne Pharma business. We source this product from two suppliers. Any disruption in the supply of this product could have a significant impact on Mayne's consolidated earnings.

In addition, we are evaluating a number of opportunities to develop business relationships with raw material and contract manufacturing companies based in Asia (including India), which may increase the proportion of products manufactured in, and materials sourced from, this region. There is a greater risk of political instability, civil unrest and other factors in this region that could disrupt supply than in other regions where we do business.

Our manufacturing capacity could limit our ability to expand our business without capital investment, or increasing our dependence on contract manufacturing relationships.

Although we believe that we currently have adequate manufacturing capacity, we may need to invest capital resources to our manufacturing capacity if demand for our products increases significantly. We are evaluating a number of opportunities in developing countries, such as India, to access production capacity and cheaper supply of raw materials. This may expose us to additional business risks, such as managing supplier relationships, greater challenges in implementing and maintaining current Good Manufacturing Practices, political and economic instability and diminished protection of intellectual property.

Patent infringement litigation risks could adversely affect our business.

Developing generic pharmaceutical products entails a risk of patent infringement litigation by the patent holder to prevent the approval from regulatory authorities to market these products. These lawsuits relate to the validity and infringements of patents and proprietary rights of third parties. In order to proceed with commercialization of our generic pharmaceutical products, we may be required to defend against such claims. Defending such claims can be costly and take several years to resolve. Litigation may:

- require us to incur substantial costs, even if we prevail;

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- result in loss of rights to develop certain products;
- delay the regulatory approval process for our new products; and
- require us to pay substantial monetary damages or royalties in order to license the proprietary rights from third parties.

An adverse determination in a judicial or administrative proceeding or failure to obtain necessary licences could prevent us from manufacturing and selling a number of pharmaceutical products we are developing or may have an adverse affect on the timing of launching new products.

We are exposed to potential liability as a result of our handling of hazardous materials.

Pharmaceuticals manufacturing involves the controlled storage, use and disposal of hazardous material. Accordingly, we are subject to numerous environmental regulations. In particular, our Mulgrave facility has cytotoxic (poisonous) manufacturing capabilities which attract even more burdensome regulations. In the event of an accident, we could be held liable for any resulting damages. We maintain liability insurance for some environmental risks which our management believes to be appropriate and in accordance with industry practice. However, we may incur liabilities beyond these insured limits or outside the coverage of our insurance. In addition, we may not be able to maintain insurance on acceptable terms.

We are exposed to significant potential product liability claims.

If a user of any of our products successfully alleges that he or she has suffered harmful effects as a result of using our product, we may be liable to pay damages, which could be extensive.

Insurance coverage is expensive and may be difficult to obtain in the future. In addition, any product liability claims against us would likely attract adverse publicity, which in turn could impact our reputation, which may affect sales of our other products as well as the product alleged to be harmful.

A global shortage of key medical specialists may adversely affect our businesses and results of operations.

There is a global shortage of skilled radiologists and pathologists, which makes the recruitment and retention of these medical specialists difficult and costly. In order to retain our medical specialists, we may have to increase their remuneration and benefits, resulting in higher labor costs. If we are unable or unwilling to do so, we may risk losing our medical specialists to other participants in the industry.

An interruption of our information technology systems could have a material adverse effect on our businesses and results of operations.

Our businesses, in particular our pathology and pharmacy business segments are reliant on the continued operation of computer systems and network infrastructure. These systems are vulnerable to interruption by fire, power loss, system malfunction and other events beyond our control. Systems interruption that results in the unavailability of our services would reduce our ability to compete effectively and could have a material adverse effect on our operations and financial performance. Although we have developed contingency planning, there can be no guarantee that such plans will be totally effective.

Medical malpractice and other claims could negatively affect our businesses and results of operations.

Our pathology and diagnostic imaging business segments involve the provision of medical services, which entails the inherent risk of legal action for malpractice, professional negligence, public liability or other similar matters. Legal actions, or the cost of the defense of such actions, could reduce the earnings of our businesses. We maintain insurance against such claims but there is no guarantee that the level of insurance will be sufficient to cover for all such claims.

We may not be able to successfully identify, consummate and integrate future acquisitions.

In the past, we have grown, in part, through a number of acquisitions, joint ventures and product licensing and contract manufacturing arrangements. We plan to remain frequently engaged in various stages of evaluating

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or pursuing potential strategic transactions and may in the future acquire pharmaceutical and other health care businesses and seek to integrate them into our own operations. Future strategic transactions involve known and unknown risks that could adversely affect our future revenues and operating results such as:

- decreased availability or increased prices for suitable acquisition candidates due to competition;
- failure to integrate or manage successfully our acquisitions, joint ventures and product licensing and contract manufacturing arrangements in accordance with our business strategy;
- diversion of management's attention away from our primary product offerings, resulting in the loss of key customers and/or personnel and exposing us to unanticipated liabilities;
- inability to retain skilled employees and experienced management that may be necessary to operate the businesses we may acquire; and
- contingent liabilities of the acquisition target that may include, among others, known or unknown patent or product liability claims.

Movements in the value of the Australian dollar relative to major currencies could increase our costs and reduce our profits.

In fiscal year 2004, approximately 10% of our revenues were sourced directly or indirectly from outside of Australia (primarily from the overseas operations of our pharmaceuticals business), and are thus receivable in currencies other than the Australian dollar. As we grow our global pharmaceutical business, we expect that this percentage will increase. In addition, the prices we pay for raw materials for our pharmaceuticals business are usually denominated in overseas currencies (primarily United States dollars and Euros). Because we generate revenues in a large number of overseas currencies and make payments in a number of overseas currencies, the net effect of fluctuations in the relative value of the Australian dollar, U.S. dollar and Euro is difficult to determine. However, generally, an appreciation of the Australian dollar will usually result in us reporting lower Australian dollar profits.

RISKS RELATED TO OUR INDUSTRIES

Prices for generic pharmaceuticals can decline significantly as additional competitors introduce generic versions.

Most of our pharmaceutical products are generic injectable versions of brand name products that are still being marketed by innovator pharmaceutical companies. Competition intensifies, and selling prices of generic drugs typically decline, sometimes significantly, as additional companies receive approvals and launch the same generic products. To the extent that we succeed in being the first to market a generic version of a significant product, our sales, profit and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor's introduction of the generic bio-equivalent product. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new competitors for such products and the timing of their approvals, which will differ from country to country. In addition, overall volumes typically begin to decline when the brand name producer ceases advertising the brand name product in the face of this intense price competition from generic manufacturers or introduces enhanced patented products offering a similar therapeutic benefit. Our overall profitability depends, among other things, on our ability to continually introduce new products on a timely basis.

We face high levels of competition in all of our businesses.

All of our business segments operate in industries with high levels of competition. Some of the competitive risks facing our business segments operating in the global generic pharmaceuticals industry and the Australian pharmacy industry are described below.

Pharmaceuticals. Competition in generic pharmaceutical markets in the United States, Australia and Europe continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs. Our generic pharmaceutical products face intense competition from other generic pharmaceutical companies as well as pharmaceutical companies with patented products that sell or license their own generic bio-equivalent

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version of these products or successfully extend their patented product's market exclusivity period. Branded pharmaceutical companies continually seek new ways to delay generic introduction and decrease the impact of generic competition, such as filing new patents on drugs whose original patent protection is about to expire, developing patented controlled-release products, changing product claims and product labeling, granting third parties the rights to sell "authorized generics," or developing and marketing as over-the-counter products those patented products which are about to face generic competition.

We compete against other generic drug manufacturers such as the global companies Teva and Baxter, as well as regional companies in Europe (Ratiopharm, eMerck, Stada, Medac and Ebewe), the Americas (Ivax, American Pharmaceutical Partners, Hospira and Bedford) and the Asia Pacific region (Novartis, Pfizer and Abbott Laboratories).

We also face additional competition from emerging generic drug manufacturers in developing countries, especially India. While in the past these low cost generic manufacturers have tended to focus more on oral pharmaceuticals, they may in the future increase their focus on the manufacture of injectable pharmaceuticals. If low cost generic manufacturers based in developing countries successfully increase their presence in Western markets, our revenues and profitability may be adversely affected. Indian generic pharmaceutical manufacturers also operate in an environment of weak patent legislation, enabling these companies to focus their efforts at an earlier stage on finding non-patent infringing ways of making active ingredients or pharmaceutical products, thereby possibly enabling such manufacturers to bring generic products to market before manufacturers in environments with stronger patent legislation that prohibits such research until the relevant patents expire.

Pharmacy. Our pharmacy business segment faces a significant risk that large grocery chains eventually will be permitted to enter the retail pharmacy market. This would likely lead to an increase in retail pharmacy competition, which would likely lead to lower margins being generated in our pharmacy distribution business.

Government regulation of prices may adversely affect our business.

Like our competitors, we are subject to strict government controls on the development, manufacture, marketing, labeling, distribution and pricing of our products, and on the provision and pricing of our services. We must obtain and maintain regulatory approval for our products and services from regulatory agencies in order to sell our products and services in a particular jurisdiction.

Risks regarding the pricing of our products and services. In addition to normal price competition in the marketplace, the prices of our pharmaceutical products are restricted by price controls negotiated with or imposed by governments and health care providers in most countries. The existence of price controls can limit the revenues we earn from our products and may have an adverse effect on our business and results of operations.

Our pathology and diagnostics imaging business segments are heavily dependent on funding agreements between industry associations and the Australian Federal Government. If new agreements are not signed when the old agreements expire or adverse changes are made to the agreements, the profitability of our businesses could be adversely impacted. Any change to the manner or level of funding may adversely impact revenues generated in our pathology and diagnostic services business segments. As new five-year funding agreements were recently entered into by the parties, this risk is reduced through June 30, 2008 and June 30, 2009 for diagnostic imaging and pathology, respectively.

Our pharmacy business segment is heavily dependent on the Australian Federal Government in terms of pricing products, because the pharmacy system in Australia involves considerable government funding through the Pharmaceutical Benefits Scheme ("PBS"). The prices paid for most prescription pharmaceuticals, including a significant portion of the pharmaceutical products distributed by our pharmacy business are regulated through the PBS, which is currently under review by the Australian Federal Government. Changes to the PBS may adversely affect the demand for pharmaceutical products in Australia and adversely impact the profitability of the pharmaceuticals and pharmacy businesses by reducing the prices we may charge for our products and services. In

addition, the Australian Federal Government has imposed a 10% ceiling on the margin that a wholesaler may charge to retail pharmacists. If the Australian Federal Government were to lower this ceiling, it could adversely affect our business and results of operations.

Changes to government regulation. The development, approval and sale of pharmaceutical and nutraceutical consumer products are subject to extensive government regulations that vary by country. Changes in these regulations or the introduction of new regulations could lead to additional costs to us in the development, sale and distribution of such products or could reduce our ability to compete and generate sales of these products. If we, or our suppliers, do not comply with these regulations, or changes in these regulations, in the countries or regions in which we operate, the regulators could seek to prevent us from manufacturing or selling certain products until we are able to satisfy them that we can comply. These actions could have a materially adverse impact on our sales of pharmaceutical and nutraceutical products.

Pharmacy Guild Agreement. The Third Community Pharmacy Agreement is the third cooperative agreement between the Commonwealth of Australia and The Pharmacy Guild of Australia, and represents a five year collaborative relationship between the Commonwealth and the Guild from July 1, 2000 to June 30, 2005. This Agreement builds upon the cooperative approach evident in the first two Agreements between the Commonwealth and the Guild. The Agreement is based on a set of principles aimed at achieving a number of objectives including providing a stable and predictable environment for community pharmacy through regulating and describing, among others things, pharmacist remuneration and the approval of new pharmacies.

Our pharmacy business segment operates in Australia and is influenced by the agreement. If a new agreement is not signed when the old agreement expires or adverse changes are made to the agreement, the profitability of our pharmacy businesses could be adversely impacted, for example, as a result of new competitors being permitted to enter the retail pharmacy market.

We face increased price pressure as certain important customers have combined their purchasing in order to lower costs.

In the United States, many existing and potential customers for generic products have combined to form group purchasing organizations, or GPOs, and integrated delivery networks, or IDNs, in an effort to lower costs. GPOs and IDNs negotiate pricing arrangements with medical supply manufacturers and distributors, and these negotiated prices are made available to a GPO's or IDN's affiliated hospitals and other members. Wholesalers of our products have also recently begun seeking to negotiate prices in an effort to lower costs. If we fail to negotiate advantageous pricing and purchasing arrangements, we could lose market share to our competitors and our operating results may be materially adversely affected.

Currently, fewer than ten GPOs control a large majority of sales to hospital customers. Most of our GPO agreements may be terminated on 60 or 90 days' prior notice. If we are unable to maintain our arrangements with GPOs and key customers, sales of our products and revenue will decline.

Outside the United States, our products and services are sold to hospitals, alternate site clinics, home healthcare providers and long-term care facilities, all of which receive reimbursement for the healthcare services provided to their patients from third-party payors, such as government programs, private insurance plans and managed care programs. These third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for medical products and services. Levels of reimbursement, if any, may be decreased in the future, and future legislation, regulation or reimbursement policies of third-party payors may otherwise adversely affect the demand for and price levels of our products, which could have a material adverse effect on our sales and profitability.

In some of our non-U.S. markets, our business has experienced downward pressure on product pricing as a result of the concentrated buying power of governments as principal customers and the use of bid and tender

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sales methods whereby we are required to submit a bid for the sale of our products. Our failure to offer acceptable prices to these customers could have a material adverse effect on our sales and profitability in these markets.

Rising medical indemnity insurance costs may adversely affect our profitability.

Medical indemnity insurance costs have been rising and have directly impacted the profitability of our diagnostic businesses. Medical indemnity insurance is considered a necessity for operating in the healthcare industry to offset the increasing risk of medical malpractice litigation actions. The costs of this insurance have risen in the recent past for the Australian healthcare industry, and such costs may continue to rise in the future, which will further affect our profitability.

Currency of Presentation, Exchange Rates and Certain Definitions

We publish our Financial Statements in Australian dollars ("A$" or "$"). In this Annual Report, unless otherwise specified, or the context otherwise requires, all dollar amounts are expressed in A$.

The following table sets forth, for each of our fiscal years indicated, information concerning the rates of exchange of A$ into US$ based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate").

Years ended June 30,	At Period End US$ per A$1.00	High US$ per A$1.00	Low US$ per A$1.00	Average (1) Rate US$ per A$1.00
1998	0.6208	0.7537	0.5867	0.6804
1999	0.6611	0.6712	0.5550	0.6247
2000	0.5971	0.6703	0.5685	0.6233
2001	0.5100	0.5996	0.4828	0.5320
2002	0.5628	0.5748	0.4841	0.5240
2003	0.6713	0.6729	0.5280	0.5884
2004	0.7035	0.7979	0.6390	0.7155

(1) The average of the exchange rates on the last day of each month of the period.

The following table sets forth the average, high and low Noon Buying Rate for each of the last six months.

Month	Average US$ per A$1.00	High US$ per A$1.00	Low US$ per A$1.00
May 2004	0.7039	0.7337	0.6866
June 2004	0.6937	0.7067	0.6840
July 2004	0.7161	0.7334	0.6980
August 2004	0.7111	0.7245	0.7001
September 2004	0.72028	0.7244	0.6880
October 2004	0.7337	0.7478	0.7207

In addition, fluctuations in the Australian dollar/US dollar exchange rate will affect the US dollar value of the Australian dollar price of our Ordinary Shares on the Australian Stock Exchange and, as a result, are likely to affect the value of our American Depositary Shares, or ADSs, in the United States. Such fluctuations would also affect the U.S. dollar amounts received by holders of ADSs on conversion of cash dividends paid in Australian dollars on Ordinary Shares underlying the ADSs.

Mayne's fiscal year ends at midnight each June 30. Fiscal years prior to the 2001 fiscal year ended at midnight on the Sunday closest to each June 30.

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SELECTED FINANCIAL DATA

The selected condensed consolidated financial information as of June 30, 2004, June 30, 2003, and June 30, 2002, and for the fiscal years ended June 30, 2004, June 30, 2003, and June 30, 2002 set forth below has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to, Mayne's audited Consolidated Financial Report included herein, including the notes thereto. The selected financial data as of June 30, 2001 and July 2, 2000 set forth below has been derived from the audited Consolidated Financial Reports of Mayne for the fiscal years ended June 30, 2001 and July 2, 2000, which are not included herein. Mayne's audited Consolidated Financial Reports are prepared in accordance with Australian GAAP, which varies in certain significant respects from United States GAAP. See Note 38 to the Consolidated Financial Report for a discussion of the significant differences between Australian GAAP and US GAAP as they apply to Mayne.

Income Statement

	Year ended June 30,				
	2004	2003	2002	2001	2000(1)
	(A$ in thousands, except ratios and EPS)				
Amounts prepared in accordance with Australia GAAP:					
Sales revenue	**4,089,669**	**5,194,510**	**4,991,957**	**3,158,663**	**3,100,402**
Costs and expenses					
Operating, selling and administrative expenses	3,739,586	4,804,526	4,545,134	2,809,911	2,793,074
Depreciation	75,300	119,857	127,708	109,628	107,317
Amortization	81,045	93,665	69,430	27,922	25,569
Total costs and expenses	3,895,931	5,018,048	4,742,272	2,947,461	2,929,960
Operating profit before interest and tax	193,738	176,462	249,685	211,202	170,442
Net interest expense	(14,728)	(33,114)	(19,562)	(42,363)	(48,071)
Income tax benefit / (expense)	(73,237)	(82,949)	(76,221)	(58,546)	(43,056)
Operating profit after interest and tax	**105,773**	**60,399**	**153,902**	**110,293**	**79,315**
Significant items after tax	(7,808)	(512,988)	23,312	55,157	(249,501)
Minority interest in operating profit after interest and tax	(3,691)	(3,574)	(3,604)	(3,888)	(3,893)
Net income /(loss)	94,274	(456,163)	173,610	161,562	(174,079)
Net Income/(loss) from continuing operations after tax	67,802	(121,506)	51,351	(201,716)	(105,570)
Net Income/(loss) from discontinued operations after tax	26,472	(334,657)	122,260	.363,278	(68,509)
Net Income/(loss) after tax	94,274	(456,163)	173,611	161,562	(174,079)
Earnings per share (Australian cents)					
Basic earnings per share					
Before significant items	14.0c	7.1c	21.3c	26.8c	22.0c
After significant items	13.0c	(57.0)c	24.6c	40.7c	(50.7)c
Continuing Operations	9.3	(15.2)	7.3	(50.8)	(30.7)
Discontinuing Operations	3.7	(41.8)	17.3	91.5	(20.0)
Fully diluted earnings per share					
Before significant items	14.0c	7.1c	21.2c	26.7c	22.0c
After significant items	13.0c	(57.0)c	24.5c	40.6c	(50.7)c
Continuing operations	9.3	(15.2)	7.2	(50.7)	(30.7)
Discontinuing operations	3.7	(41.8)	17.3	91.3	(20.0)
Weighted average shares – basic	726,842	799,835	706,627	397,147	343,199
Weighted average shares – diluted	726,842	799,835	707,862	397,923	343,199
Dividends per share (Australian cents)	17.0c	4.0c	14.0c	13.0c	17.0c
Dividends per share (US cents)	12.1	2.4	7.3	6.9	10.6

(1) Fiscal years prior to the 2001 fiscal year ended at midnight on the Sunday closest to each June 30. Mayne's 2000 fiscal year ended on July 2, 2000.

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Balance Sheet (at period end)

	As of June 30,				
	2004	2003	2002	2001	2000(1)
	(A$ in thousands, except ratios)				
Amounts prepared in accordance with Australian GAAP:					
Assets					
Cash and deposits	304,264	255,192	425,623	580,988	109,864
Other current assets	1,153,730	1,298,995	1,422,746	673,435	494,197
Non current assets	2,664,392	3,104,368	3,542,866	1,959,372	1,774,110
Total assets	**4,122,386**	**4,658,555**	**5,391,235**	**3,213,795**	**2,378,171**
Liabilities					
Current liabilities	788,390	1,039,905	1,014,700	1,013,025	627,250
Long term debt (including finance leases)	752,477	560,140	655,100	704,473	773,558
Other non current liabilities	60,847	70,718	103,610	86,622	84,543
Total liabilities	**1,601,714**	**1,670,763**	**1,773,411**	**1,804,120**	**1,485,351**
Net assets	**2,520,672**	**2,987,792**	**3,617,824**	**1,409,675**	**892,820**
Shareholders' equity (excluding long term debt)	**2,520,672**	**2,987,792**	**3,617,824**	**1,409,675**	**892,820**
Total liabilities and shareholders' equity	**4,122,386**	**4,658,555**	**5,391,235**	**3,213,795**	**2,378,171**
Debt capitalization ratio(2)	23	16	15	33	46
Amounts prepared in accordance with US GAAP:					
Assets					
Current assets	1,457,994	1,554,187	1,842,139	1,262,659	604,061
Non current assets	2,957,901	3,361,455	3,785,222	1,992,285	1,847,414
Total assets	**4,415,895**	**4,915,642**	**5,627,361**	**3,254,944**	**2,451,475**
Liabilities					
Current liabilities	788,390	1,039,905	949,917	982,045	609,583
Long term debt (including finance leases)	782,750	613,965	690,855	726,291	774,820
Other non current liabilities	73,274	149,833	176,480	118,804	180,499
Total liabilities	**1,644,414**	**1,803,703**	**1,817,252**	**1,827,140**	**1,564,902**
Shareholders' equity	**2,771,481**	**3,111,939**	**3,810,109**	**1,427,804**	**886,573**
Issued and paid up capital	**640,240**	**772,659**	**809,780**	**442,572**	**353,340**
Total liabilities and shareholders' equity	**4,415,895**	**4,915,642**	**5,627,361**	**3,254,944**	**2,451,475**
Debt capitalization ratio(2)	21	15	15	33	47

(1) Fiscal years prior to the 2001 fiscal year ended at midnight on the Sunday closest to each June 30. Mayne's 2000 fiscal year ended on July 2, 2000.

(2) Ratio of long term debt to long term debt plus equity.

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ITEM 4 – INFORMATION ON THE COMPANY

Mayne Group Limited is one of Australia's leading healthcare companies and a leading international specialty pharmaceuticals company. We are listed on the Australian Stock Exchange ("ASX") and included in the ASX S&P 50 index (Australia's 50 largest companies listed on the ASX) with a market capitalization as of October 31, 2004 of A$2.8 billion. We are one of the largest commercial operators of healthcare businesses in Australia, with consolidated total assets of A$4.1 billion and consolidated total sales revenue of A$4.1 billion for the fiscal year ended June 30, 2004. Over the past three years, we have been through a period of repositioning. This commenced in October 2001, when we completed our acquisition of F.H. Faulding, an Australia-based, international pharmaceutical and health care company. We sold our logistics businesses during the 2003 fiscal year and, in November 2003, we sold our hospitals business. During the same period, we made acquisitions in our pharmacy, pathology and diagnostic imaging businesses. We are now a healthcare business focused on our international specialty pharmaceuticals business and our Australian diagnostic services and pharmacy operations. At June 30, 2004, we employed a total of approximately 12,000 people globally (excluding employees of hospitals to be transferred in connection with the sale of our hospitals business).

We are incorporated in the Commonwealth of Australia, have our executive offices at 390 St. Kilda Rd, Melbourne, Victoria, 3004 and our telephone number is +61 3 9868 0700. Our 2004 financial year commenced on July 1, 2003 and concluded on June 30, 2004.

History and recent developments

Our business began in 1886 as a partnership operating a parcel delivery service in Melbourne, Australia. Our company was incorporated in 1915 and has been publicly listed in Australia since 1926.

Our investment in health grew initially as a result of collocation of private hospitals with public hospital premises and privatization of the operation of public hospitals in Australia. This was supplemented by acquisitions of privately owned hospitals and diagnostic imaging and pathology businesses in the late 1990s and early in the new millennium. In October 2001 we completed the acquisition of F.H Faulding. This acquisition was a landmark transaction for our company, increasing the total asset base by over 80%. The Faulding acquisition provided significant diversification into additional health services and products, and provided us with an international presence in pharmaceuticals. The businesses acquired under the Faulding acquisition were:

- development, manufacture and marketing of pharmaceuticals;
- manufacturing and marketing of consumer health products; and
- provision of distribution and retail management services to pharmacies.

Following the Faulding acquisition, we have built on each of the acquired businesses, and our existing diagnostic services business, through organic and acquisitive growth.

In November 2002, we announced that we had agreed to sell our logistics assets to a group of trade buyers comprising Linfox Pty Ltd, DHL Worldwide Express, and Toll Holdings Limited for A$456 million. The sale of these businesses was completed in February 2003.

In October 2003, we announced we had agreed to sell our entire hospitals business in Australia and Indonesia to a consortium comprising Ironbridge Capital Pty Limited, CVC Asia Pacific Limited, GIC Special Investments Pty Limited and Mayne's hospitals management (now known as Affinity Health). The total sale price for the hospitals portfolio was A$813 million, resulting in net proceeds, after transaction costs, of A$789 million. Completion of the sale of 41 of the 53 hospitals took place on December 1, 2003, and completion of the sale of the three Indonesian hospitals took place in February 2004. The nine remaining hospitals were either co-located[1] or privatized hospitals requiring state government consent prior to transfer of ownership. Subsequent

1 Co-located hospitals are private hospitals that are adjoined to a public hospital.

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to June 30, 2004, four of the remaining nine hospitals have been transferred to Affinity Health. The regulatory approval processes for the remaining five hospitals are progressing.

During the year ended June 30, 2004, we returned approximately A$490 million to our shareholders through on- and off-market share buy-backs. A total of 140.1 million shares were bought back during the 2004 fiscal year, representing 18.1% of the shares on issue at the beginning of the 2004 fiscal year. This is in addition to the 44.1 million shares bought-back during the 2003 fiscal year. We have obtained shareholder approval to acquire up to approximately an additional 77.6 million shares (as of June 30, 2004) in on-market buybacks until March 2005. Further buy-backs of shares will be dependent on balancing opportunities to invest further in our businesses or repay debt versus capital management opportunities.

In addition to the recent acquisitions and divestitures mentioned above, we have engaged in a number of smaller transactions, including:

Specialty Pharmaceuticals

- acquisition of NaPro Biotherapeutics, Inc.'s global paclitaxel manufacturing business as well as Abbott Laboratories' rights to market and distribute paclitaxel in the United States and Canada for approximately US$85 million plus inventory on hand (announced in August 2003 and completed in October and December 2003, respectively);
- acquisition of an injectable multivitamin suite of products from aaiPharma, Inc. for approximately US$100 million (completed in April 2004);
- acquisition of an injectable pharmaceutical manufacturing business in Wasserburg, Germany for € 25 million plus € 15 million in debt (completed in May 2004);

Pathology

- acquisition of Queensland Medical Laboratory Group, a pathology services provider in Queensland, for A$260.3 million (completed in October 2002);
- acquisition of the 68% of Gippsland Pathology Services that Mayne did not already own, for A$14 million (completed in July 2003); and

Diagnostic Imaging

- acquisition of Queensland Diagnostic Imaging, a large Queensland radiology practice, for A$90.7 million (completed in May 2003).

During fiscal year 2004, Mayne was approached by a number of parties to sell its Australian pharmacy distribution business. In April 2004, we discontinued discussions with parties interested in acquiring the business because the Board concluded that owning and operating our pharmacy business will generate more value for shareholders than divestment under offers that were received.

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Business Overview

Group Overview

Mayne's businesses

Internationally, we manufacture and supply a broad range of generic injectable and specialty pharmaceuticals focused on cancer and related therapeutic areas. In Australia, we hold a 25% share of the retail market for vitamins and mineral supplements (nutraceuticals), and are a leading provider of pathology, diagnostic imaging and pharmacy services.

For financial reporting purposes, we report industry segment data for the segments of:

- Mayne Pharma;
- Consumer products;
- Pathology, including medical centres;
- Diagnostic imaging; and
- Pharmacy.

We categorize these segments into three broad business categories: pharmaceuticals, comprising the Mayne Pharma and consumer products business segments; diagnostic services, comprising the pathology (including medical centres) and diagnostic imaging business segments; and pharmacy, comprising the pharmacy business segment.

A brief description of each of the segments is set out below:

Mayne Pharma: The Mayne Pharma business segment comprises the research, development, manufacture and marketing of generic injectable pharmaceuticals for distribution to more than fifty countries across five continents. We have a strong market position in Europe, the Middle East and Africa, with 12 regional sales and distribution offices and distribution arrangements in a further 26 countries. We have a direct presence in six countries in the Asia Pacific region with distribution and joint-venture arrangements in a number of other countries. We have a developing presence in the United States and a long-established business in Canada. Mayne Pharma has injectable pharmaceutical manufacturing facilities in Australia, Puerto Rico and Germany. Mayne Pharma also operates a small generic oral pharmaceuticals business.

Consumer products: The consumer products business segment is a manufacturer and distributor of nutraceuticals (primarily health supplements) to grocery stores and pharmacies in Australia with an approximate 25% share of this market at June 2004.

Pathology: The pathology business segment is Australia's second largest provider of pathology services by sales, operating more than 70 laboratories and 540 collection centres. Our national network of medical centres in Australia assists with providing a referral base for the pathology and diagnostic imaging businesses.

Diagnostic Imaging: Our diagnostic imaging business segment is the second largest provider of diagnostic imaging services in Australia by sales, operating in public hospitals, private hospitals and stand-alone imaging centres across most Australian states.

Pharmacy: Our pharmacy business segment is a leading distributor, by revenue, of pharmaceuticals and over-the-counter products to retail pharmacies in Australia.

The principal revenue sources for Mayne Pharma are hospitals or their buying groups and pharmacies. The principal revenue sources for the consumer products business segment are retail outlets including pharmacies and supermarkets and health food stores. The principal revenue sources for our pathology and diagnostic imaging

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businesses are private health insurance funds, Medicare payments from the Australian Commonwealth Government, Australian state governments who engage us to provide public patient services and private individuals. The principal revenue sources for our pharmacy segment are pharmacies and hospitals. The health industry and Australia's national health care system are described more fully below.

Strategy

In the last three years, we have been through a period of repositioning with the goal of focusing on segments that we consider offer higher returns on investment. We bought F.H. Faulding, and have sold our logistics and hospitals businesses, and managed our capital through the share buy-backs conducted during 2003 and 2004.

We believe there are strong benefits from the structure of our health portfolio. Our businesses hold leading positions in diverse health segments, and we believe the geographic and business diversification reduces risk. The pathology, diagnostic imaging and pharmacy business segments generate strong cash flows to support growth in Mayne Pharma.

Mayne Pharma is expected to be the primary driver of growth in the future. Mayne Pharma's growth strategy is focused around three areas: internal development, geographic expansion and acquisition and product licensing opportunities. Consistent with our strategy to deploy capital into this business, we made a number of small-to-medium-sized pharmaceuticals acquisitions during fiscal year 2004.

In our pathology and diagnostic imaging business segments we are focused on maximizing the opportunities and efficiencies from the businesses we have acquired in recent years. Opportunities for significant acquisitions in pathology and diagnostic imaging are limited following the recent consolidation in these industries. However, we will consider further small- to medium-size acquisitions to build scale in the pathology business.

In pharmacy, we are committed to operating the business and build on its track record of solid cashflows and consistent growth.

Segment Information

For a discussion of financial results from each of our business segments see "Operating and Financial Review and Prospects—Results of Operations", as well as Note 25 to our Consolidated Financial Statements.

MAYNE PHARMA

Overview of the Generic Pharmaceuticals Industry

When a new pharmaceutical product is first developed, it is given a generic name (the name of the active chemical compound in the pharmaceutical product) and a brand name (the name used by the manufacturer). When the new pharmaceutical product is introduced to the market, the branded product is protected from competition for a period of time by its patent, which is in most countries a minimum of 20 years from the time the patent becomes effective. Once the patent expires, the pharmaceutical product is considered generic. A generic pharmaceutical product is a duplicate of the branded product, containing the same active ingredients and delivering the same amount of medication into the body in the same amount of time (known as "bioequivalence"). As it does not involve the lengthy and costly clinical trials required to introduce new drugs, the development of a generic pharmaceutical product can take around three years (compared to five to ten years for a branded product). Refer to "—Geographic market analysis" below for further detail on the approval process in each region.

Given that less research and development is required for generic pharmaceutical products, they typically can be sold for less than the brand name equivalents. Generic pharmaceutical products typically enter the market at a price lower than the price of the original brand name product, and suffer price erosion over the remainder of the product life cycle as more alternative generic products enter the market. Success in the generic market is,

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therefore, highly dependent on securing timely regulatory approvals for new products so that they can be launched as soon as possible following the establishment of a market for a new generic pharmaceutical when the patent for the brand name product expires. Intense price competition can take place between generic pharmaceutical suppliers at the time of market formation, and so a focus on cost management is important to preserve margins during the life cycle of the product. Introduction of generic substitutes at the time of branded pharmaceutical product patent expiry is one of the key determinants of the commercial prospects of generic pharmaceutical companies.

In most countries, generics are being substituted for branded products at an increasing rate. The growing rate of substitution reflects:

- the introduction of laws permitting and/or requiring pharmacists to substitute generics for branded pharmaceuticals;
- pressure from governments, managed care and third party payers to encourage health care providers and consumers to contain costs;
- increased acceptance of generic pharmaceuticals by physicians, pharmacists and consumers; and
- an increase in the number of formerly patented pharmaceuticals that have become available to off-patent competition.

Substitution has been particularly rapid in the US, largely as a result of increasing pressure within the US health care industry to contain costs. As a result, generic substitution is encouraged and, in some cases required, by Government legislation in the US, and this is increasingly becoming the case globally. In addition, physicians, pharmacists and consumers are becoming increasingly comfortable with the quality and therapeutic equivalence of generic pharmaceuticals.

Our pharmaceuticals business competes with a number of companies, including global companies Teva and Baxter, as well as regional companies in Europe (Ratiopharm, eMerck, Stada, Medac and Ebewe), the Americas (Ivax, American Pharmaceutical Partners, Hospira and Bedford) and the Asia Pacific region (Novartis, Pfizer and Abbott Laboratories). Key competitive factors for the generic pharmaceuticals market include price, service level, reliability of supply and breadth of portfolio.

Market Statistics

According to data released by Datamonitor (Global Generics Guide, 2nd edition: November, 2003), the global generic pharmaceuticals market was worth US$29.8 billion in 2002, an increase of 13.3% over 2001. IMS estimated that the global generic pharmaceutical market grew at a rate of 17% on a moving average twelve months (MAT) basis to June 2004, a rate well in excess of the 8% estimated for branded growth for the same period. Datamonitor forecasts the global generics market to increase at a compound average growth rate (CAGR) of 12.5% between 2002 and 2008, reaching a size of US$60.4 billion.

According to IMS data, growth in generic pharmaceuticals sales has been higher than growth in branded pharmaceutical sales based on the moving average 12-month data to June 2004. In particular, US generic pharmaceuticals growth was estimated to be 15% during this period versus 10% for branded drugs. In Canada, generics growth was 16% in comparison to 9% for branded drugs. In the United Kingdom and Germany generic pharmaceuticals growth was estimated to be 32% and 14% in comparison to estimated branded pharmaceutical growth of 7% and 5% respectively. And in France and Italy, generic pharmaceutical growth was estimated to be 29% and 20% in comparison to estimated branded pharmaceutical growth of 6% and 5% respectively.

Despite the United States and United Kingdom being relatively mature markets for generics, these countries are still exhibiting strong growth. Recent high growth in European countries such as France, Italy and Spain reflects the increasing acceptance of, and government support for, generic pharmaceuticals in these markets.

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Our pharmaceuticals business currently focuses on generic drugs presented in the hospital market, with a predominance of injectable formulations. These are drug formulations delivered in liquid or emulsion form through a needle in one shot, or infused over a period of time. Most generic injectable drugs are delivered intravenously. Injectable pharmaceuticals tend to be more difficult to manufacture given the sterility assurance and purity issues associated with introducing pharmaceuticals into the body intravenously. As a result, in general, price erosion for generic injectable drugs tends to be slower than for generic oral drugs as higher barriers to entry tend to reduce competition.

Geographic market analysis

Europe

According to a November 2003 Datamonitor report, the generic pharmaceuticals market of the five largest European countries (Germany, France, UK, Italy and Spain) was estimated to be worth US$7.1 billion in 2002 or almost 24% of the worldwide generics market.

The European market for pharmaceuticals, unlike the United States, is non-homogeneous despite the introduction of EU initiatives aimed at harmonizing the approval process for generic drugs in EU countries. Because of this market fragmentation, competitors tend to vary by country and are often smaller than those in the US.

Germany is the largest market for generic pharmaceuticals in Europe, with other large markets being the UK, the Netherlands and Scandinavia. A number of European markets, including France, Italy, Spain, Denmark and Norway have shown strong growth in the consumption of generic products.

As a result of the fragmented nature of the market in Europe and differing levels of government support for generics, market penetration rates for generics vary significantly by country. Customer acceptance of generics is highest in the well-developed generics markets of the United Kingdom and Germany. The market penetration is low in Southern European countries such as Spain and Italy. This low level of penetration presents significant opportunities for generic companies that have a presence in these countries.

In many European countries, national incentives help encourage the use of generics. There are wide variations in the ability of pharmacists to substitute generics for brand equivalents and cost-containment measures are being implemented on a country-by-country basis across Europe, as governments struggle to contain increasing healthcare costs. Whilst these schemes can be intended to stimulate the use of generics, the reference pricing systems recently introduced in some European markets (such as Germany and the United Kingdom) threaten to reduce the price of generics making these markets less attractive to generic manufacturers.

Due to the current low level of consumer acceptance of generics in some countries, Datamonitor expects the European market to grow more rapidly than the US market between 2002 and 2008, with a CAGR of 15.3%, compared to 12.5% expected globally.

It would appear that governments are becoming increasingly supportive of generic pharmaceutical substitution as one means to help control burgeoning health care costs. However, there may be cultural factors involving consumers' perception of generic pharmaceuticals, as well as the relative costs of entering smaller markets that may prevent generic substitution levels achieving the 50%+ levels achieved for some pharmaceuticals in the US.

Regulation

The research, development, manufacturing and marketing of pharmaceutical products in Europe are subject to extensive government regulation. The regulatory regime in the European Union involves a system of product and manufacturer licensing and marketing authorization. The criteria assessed to determine whether to authorize a product are quality, safety and efficacy.

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In order to control expenditures on pharmaceuticals, most member states in the EU regulate the pricing of such products and in some cases limit the range of different forms of a drug available for prescription by national health services. These controls can result in considerable price differences among member states.

Since the 1990's, the EU states have been focusing on harmonizing the market. With the introduction of the Mutual Recognition Process, or MRP, in 1993, generics can now be approved in a single reference state, and this approval can then apply to all EU countries from a single filing. However, while the single filing process has assisted in reducing the timing and cost of the approval process for generic drugs in the EU states, there are still country specific regulations that can delay the approval process, and the contents of the filing still need to meet the different national standards.

In order for a generic company to receive approval to market a drug, it must prove bioequivalence to the innovator's product to the relevant regulator. In proving bioequivalence, generic companies are allowed to use the product application (known as a dossier) presented by the innovator company to enable them to develop the product more quickly. However, in some jurisdictions, generics companies are not permitted to access the dossier until the drug has been approved for a certain period of time. This period when generic companies do not have access to the innovator's dossier is known as the data exclusivity period.

Across Europe, changes to pharmaceutical legislation have recently been proposed. If approved, the changes will take effect in November 2005. Among other things, it is proposed the new directive will:

- Set 8+2+1 data exclusivity: In the EU, generic drugs can be launched not when the originator's patent expires, but only when its data exclusivity lapses (and the patent has expired). The new data exclusivity will be set at 8 years, plus 2 years marketing exclusivity, plus one-year exclusivity for a new indication;
- Introduce a provision enabling European generics companies to carry out development within the EU ahead of the branded drug's patent expiry. This legislation will also enable the submission of a generic dossier to the health authorities eight years after the first market authorization; and
- Eliminate loopholes that branded companies have previously used to forestall generic competition, such as the withdrawal of an innovator product and its replacement with a protected new product.

The overall objective of the proposed changes to legislation is to reduce fragmentation, which in the past has been a barrier to the pan-European roll out of products. In comparison to the US, the new data exclusivity periods appear long, however, the legislation will avoid the supplementary patents and complicated and time-consuming patent challenges of the US.

Competition

The level of competition in European markets is lower than the US due to the fragmented nature of the market. We tend to compete with local or regional companies and those companies tend to vary by country. While the price of generic drugs do not start at as high a level as in the United States, the lower level of competition results in a lower rate of price erosion in the European market. Key competitive factors for generic pharmaceutical companies include price, service level, reliability of supply and breadth of portfolio.

Generic pharmaceutical companies in Europe are experiencing price pressure from parallel imports of identical products from lower priced markets under European Union laws of free movement of goods.

The Americas

United States

The US generic pharmaceuticals market is the largest in the world representing approximately 50% of the global market for generic drugs and, according to Datamonitor, had a value of US$15 billion in the 2002 year. The US market is relatively mature due to the high penetration of generics. Generics friendly regulatory and environmental factors, combined with cost containment measures driven by the managed care arena, have resulted in widespread uptake of generics.

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In the US, growth of the generic pharmaceuticals market is significantly stronger than growth of the branded pharmaceutical market. In the 12 months to June 2004 sales in the generics market grew at 15% compared to 10% growth in the branded market. This trend is expected to continue due to the expiration of many patents in the next few years. In November 2003, Datamonitor estimated that current blockbuster drugs (drugs with annual sales of over US$1 billion) with aggregate global sales of almost US$84 billion are expected to lose US patent protection by 2008. Datamonitor forecasts the US generics market to grow at a CAGR of 13.5% from 2002 to 2008, compared to a forecast CAGR for the global generics market of 12.5% for the same period.

Price erosion is most rapid in the US market due to the market's uniformity and high level of competition, as well as the desire of private health maintenance organizations and the government to contain costs.

Regulation

In the United States the pharmaceuticals industry is regulated by the federal government, principally the Food and Drug Administration, or FDA, and, to a lesser extent, by state government agencies. Regulations govern or influence the testing, manufacturing, packaging, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products.

In the United States, the FDA requires comprehensive testing of new pharmaceutical products to indicate that these products are both safe and effective in treating the indications for which approval is sought. FDA approval is also required before a generic equivalent or a new dosage form of an existing drug can be marketed.

The Drug Price Competition and Patent Term Restoration Act, also known as the Hatch-Waxman Act of 1984, was introduced to increase timely access to generic drugs while ensuring that branded drugs have adequate protection to justify research and development costs. Under this Act, if a drug has been previously approved by the FDA, the generic equivalent can obtain FDA approval through the Abbreviated New Drug Application, or ANDA, process. When processing an ANDA, the FDA waives the requirement of conducting complete clinical studies, although it normally requires bioavailability or bioequivalence studies. "Bioavailability" indicates the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. "Bioequivalence" compares the bioavailability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body are the same as the previously approved drug.

As compared to a New Drug Application, or NDA, an ANDA typically involves reduced research and development costs. The average length of time between initial submission of an ANDA and receipt of FDA approval is approximately one to two years. On average it takes more than 20 months for a new generic drug to be approved by the FDA.

An ANDA seeking approval to market a product before patent expiry is referred to as a Paragraph IV submission. The company making the submission must certify that such patents are invalid or will not be infringed by the marketing of the generic product, and notify the patent owner of its filing. If the innovator company sues the ANDA filer for patent infringement within 45 days after it receives such notice, then the FDA will not grant final approval of the ANDA until the earlier of 30 months from the date the innovator company receives the notice or the date when a court determines the patent to be invalid or not infringed by the applicant's product. As a result, generic drug manufacturers are often involved in lengthy litigation against brand name pharmaceutical companies.

The first generic manufacturer to file an ANDA with a Paragraph IV certification for a generic equivalent to a brand name product may be entitled to a 180-day period of marketing exclusivity under the Hatch-Waxman Act. During this 180-day exclusivity period, the FDA cannot give final approval to any other generic equivalent.

The FDA also requires that the manufacturing operations of generic pharmaceutical companies in the US and companies that export to the US comply with current Good Manufacturing Practices, or cGMP, as defined in the US Code of Federal Regulations. cGMP encompasses all aspects of the production process, including

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validation and record keeping. The FDA routinely inspects and audits manufacturing compliance before a pharmaceutical is approved and every two years after approval. If we fail to comply with FDA and other governmental regulations it could result in fines, compliance expenditures, total or partial suspension of production and distribution, recall or seizure of products, suspension of the FDA's review of NDAs, ANDAs or other product applications, enforcement actions, injunctions and criminal prosecution. The FDA has the authority, under certain circumstances, to rescind previously issued drug approvals.

Competition

In the United States, we are subject to intense competition in the generic drug market from other generic drug manufacturers, branded companies that sell their products to the generic market directly, and branded companies that form strategic alliances with generic companies.

Significant profits can be made from being the first to market with a generic version of a product. However, when a significant product comes off patent it is likely a number of companies will launch a generic version relatively quickly. As a result of this intense competition, prices tend to erode faster in the United States than in any other market.

Canada

The Canadian market is dominated by a small number of large market participants. The regulatory landscape is still evolving in Canada with proposals to speed the generic approval processes currently under consideration.

Asia Pacific

Australia

The Australian pharmaceutical industry has a total turnover of approximately A$7.3 billion, according to IMS data for the 12 months ended September 2004, and the industry employs approximately 30,000 people. Australia consumes approximately 1% of global pharmaceutical output.

The Australian generics market in 2003 was estimated to be worth approximately A$900 million. Australian generic pharmaceutical sales have been growing at more than 40% per annum. The total market for generics is expected to increase to A$2 billion per annum by 2008 due to three main factors:

- expiration of the patents of many of the top 100 patented drugs covered by the Pharmaceutical Benefits Scheme, or PBS, products allowing for the registration of generic substitutes, resulting in the generics share of the prescription market increasing,
- increased government support for generic pharmaceuticals; and
- an aging population.

We are focused on injectable pharmaceuticals, so our key market is the hospital generics market.

Pharmaceuticals Benefits Scheme

The Australian Commonwealth Government reimbursement scheme for pharmaceuticals in Australia is known as the Pharmaceutical Benefits Scheme, or PBS. The PBS subsidizes the cost of prescription products and regulates the mark-up wholesalers and pharmacies can put on price. Under the PBS, manufacturers negotiate with the PBS Pricing Authority on the price at which the government will subsidize products.

Branded and generic products are listed on the PBS. The generic drugs are generally priced at the subsidized price, whereas the branded products are generally priced at a premium. Under the brand substitution laws, pharmacists are permitted to substitute a generic product for a branded prescription. Since the introduction of brand substitution in 1994, the generics market has grown significantly.

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PBS costs have been increasing steadily and the government is keen to control this, which should lead to further support for generics in Australia.

Government support for the pharmaceuticals industry

The Australian Commonwealth Government has recognized that its position as the sole buyer of pharmaceutical products under the PBS reduces returns to manufacturers. This, in turn, has an adverse impact on the level of pharmaceutical activity undertaken in Australia and the growth and development of the pharmaceutical industry. To foster increased activity and investment in Australia, and to counter the low prices manufacturers receive for pharmaceuticals under the PBS, the Australian Commonwealth Government provides some financial support to companies undertaking certain activities in Australia, including manufacturing and research and development.

From April 1997 to June 2004 the Australian Commonwealth Government allocated funding of A$300 million to the Pharmaceutical Industry Investment Program, or PIIP, to cover payments to participating companies and administration costs. As a participant in the PIIP program, we received approximately A$40 million over the five-year period. In the 2003 Budget, the Australian Commonwealth Government announced the Pharmaceutical Partnerships Program, or P3, a research and development subsidy program, to replace the PIIP. The objective of the P3, is to stimulate A$500 million of investment in new high quality pharmaceuticals research and development activity in Australia by offering up to A$150 million in research and development funding from 2003 to 2009 through the P3 program. It is a competitive entry program to be delivered from July 1, 2004. We have been advised that we will receive funding under the P3 scheme if we perform R&D in specified areas, but the funding is skewed towards the later years of the program.

Regulation

In Australia, regulation of pharmaceuticals is governed by the Therapeutic Goods Administration, or TGA. The TGA carries out a range of assessment and monitoring activities to ensure therapeutic goods available in Australia are of an acceptable quality and standard.

All generic pharmaceuticals require registration by the TGA to ensure that the quality, safety and efficacy of the products meet Australian standards. The TGA usually determines this by reviewing the comprehensive dossiers developed by manufacturers. The generic company must be able to approve "bio-equivalence" of the generic product.

Once products are approved for marketing in Australia, they are included in the Australian Register of Therapeutic Goods, or ARTG.

All manufacturers of ARTG registered goods must have manufacturing processes that comply with the principles of Good Manufacturing Practices.

Impact of the Free Trade Agreement with the United States

In August 2004, the Australian Commonwealth Government passed legislation enabling Australia to enter into a bilateral trade agreement with the United States. The impact of this agreement on the generic pharmaceutical industry is not clear. However, there is some concern that patent provisions in the agreement could delay the introduction of generic pharmaceutical products to the Australian market by allowing the original patent holder to initiate action to impede or restrict the manufacturing of a brand equivalent generic product. This would increase the price of pharmaceutical products in Australia, as U.S. pharmaceutical companies would continue to sell higher price proprietary products. The agreement requires a pharmaceutical company proposing to launch a generic product to notify the original patent holder when seeking approval from the TGA to market a new product.

Competition

The Australian pharmaceutical market is becoming increasingly concentrated. This may make it more difficult for new entrants into the market. Most of the larger manufacturers are subsidiaries of international pharmaceutical companies. According to IMS data for the 12 months to June 2004, the ten largest pharmaceutical

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companies by sales in Australia accounted for more than two thirds of the overall market. We have a strong market position in the Australian generic, injectable market due to our broad range of products and our long history of operations there.

Generally, the Australian market does not experience the same price erosion as the United States as there tends to be a lower number of generic equivalents launched following patent expiry as a result of a fewer number of large competitors in the Australian market. Entry of a generic usually results in a price decline of approximately 10-30% from the branded price and does not erode as quickly over time.

Asia

The pharmaceuticals market in Asia is fragmented and in diverse stages of development. Historically, generics penetration has been low, however, there are some encouraging signs that this is changing. Cost containment measures by some governments combined with the growing demand for better care should stimulate generics growth. Whilst the generics market in Asia is currently underdeveloped, it is evolving and continued strong growth, albeit off a low base, is expected to continue.

Overview of Mayne Pharma

Mayne Pharma is an international generic injectable and specialty pharmaceuticals company with a strong sales and distribution infrastructure having a direct or indirect (through relationships with third-party distributors) presence in more than 50 countries. Built on a heritage of 150 years (through the Faulding business acquired in 2001), we have operations in Asia Pacific, the Americas and Europe, the Middle East and Africa ("EMEA").

Our business focuses on researching, developing, obtaining regulatory approval, manufacturing and selling our products internationally. The product portfolio has been built around generic injectable oncology and is broadening its focus to include related therapeutic areas such as pain management and anti-infectives. We also have an increasing presence in branded generics and proprietary products.

With around 120 molecules marketed globally, we have an extensive range of product presentations and strengths. We currently generate strong revenues from generic injectable oncology products in Australia, the UK and continental Europe, and have a developing position in the US.

Depending on the particular region, we sell our products directly to hospitals and medical clinics, to distributors and group purchasing organizations, and/or to governments through tender processes. Our knowledge of local markets allows us to provide tailored pharmaceutical solutions to our hospital customers and health professionals.

Our organizational structure is based on a regional model with global management of common functions such as finance, manufacturing and supply and product development (including R&D). We have a direct sales presence in 20 countries, with distribution arrangements in a further 30 countries.

Our focus is on injectable formulations, however, a small proportion of revenue (less than 10%) comes from oral pharmaceutical products, which we produce as a contract manufacturer.

Our Mayne Pharma segment is focused on oncology, anti-infective and pain management products. Set forth below is a listing of some of Mayne Pharma's principal products.

Generic Name	Branded Equivalent	Therapeutic class
Calcium Leucovorin	Wellcovorin®	Oncology
Carboplatin	Paraplatin®	Oncology
Cytarabine	Cytosar®	Oncology
Fluorouracil	Adrucil®	Oncology
Methotrexate	Amethopterin®	Oncology
Paclitaxel	Taxol®	Oncology
Pamidronate	Aredia®	Hypercalcemia
Vancomycin	Vancor®	Anti-infective

Our principal branded products are Doryx® (an anti-infective) and MVI® (an injectable multivitamin).

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Europe, Middle East and Africa (EMEA)

We have a broad sales and marketing presence in the European generic injectable market. We currently have in excess of sixty approved products in EMEA and employ approximately 500 people. The regional head office is located in the United Kingdom with other offices located in Germany, France, Italy, Belgium (covering the Benelux region), Portugal, Ireland, Denmark, Norway, Sweden, United Arab Emirates and Saudi Arabia. We have distribution arrangements in a further 26 countries, including Spain, Austria, Finland and Greece. We believe this broad geographic presence in EMEA provides us with a competitive advantage in product distribution and in seeking product licensing opportunities with developers and manufacturers of pharmaceuticals who do not have this broad sales and distribution capability.

We have been established since the mid 1980s in the United Kingdom, where we have a strong market position in generic injectable oncology products.

We have experienced significant growth in many continental European markets as a result of our successful geographic expansion strategy put in place over two years ago. This strategy levers our manufacturing and sales capabilities by taking products currently manufactured for other regions and selling them into new countries. The continental European rollout of pamidronate has assisted with Mayne's establishment of a broad European presence.

Our product portfolio in Europe, the Middle East and Africa is focused on oncology and accounted for approximately 80% of revenue in fiscal year 2004. We have invested in our human resources to build our skill base in the important area of product licensing.

In May 2004, we acquired an FDA-approved manufacturing facility in Wasserburg, Germany, specializing in non-cytotoxic injectable pharmaceutical manufacturing.

Products

We have been successful at being first to market with key products in Europe. Paxene® (paclitaxel), the first pan-European alternative to Bristol Myers-Squibb's Taxol®, was launched in Europe in May 2004. This was facilitated by our ownership of a vertically integrated Paclitaxel API supply chain, our collaborative agreement with Ivax Corporation and our broad European sales and distribution infrastructure. Paxene® (paclitaxel) is expected to be the only alternative to Taxol® across the major European markets for up to nine months from the date the product was launched.

In the last two years, we have been first to market in Europe with three other important generic hospital drugs – the oncology products pamidronate and irinotecan, and the thalassemia drug, desferrioxamine.

Sales and distribution

We employ nearly 150 people in sales and marketing (including business development) in Europe, the Middle East and Africa. Our large sales and distribution infrastructure in generic injectable oncology drugs includes a direct presence in the United Kingdom, Germany, France, Italy, Belgium (covering the Benelux region), Portugal, Ireland, Denmark, Norway, Sweden, United Arab Emirates and Saudi Arabia and distribution arrangements in a further 26 countries, including Spain, Austria, Finland and Greece.

Our approach to sales and marketing differs depending on the country. As an example, in the United Kingdom, the process is largely tender driven. Long-term contracts with a small number of government purchasing organizations cover the majority of generic pharmaceuticals supplied to hospitals. This necessitates a relatively small sales force that concentrates on maintaining strong and long-term relationships with these organizations.

In contrast in Germany, the supply of generic pharmaceuticals is not tender driven but rather sales are made directly to hospitals and clinics. This demands a larger sales force to market to the large number of hospitals and clinics across the country.

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Americas

In the Americas region, we have a direct presence in the United States, Canada, Brazil and Mexico, with distribution arrangements in a further three countries in central America. We have over forty approved products in the region and employ approximately 350 people. The regional head office is located in New Jersey.

In the United States, we have an established business with an improving market position. We have been focused on growing this business since it was acquired from Faulding three years ago through investment in internal development and through a number of small-to-medium-sized acquisitions. We believe that the recent acquisitions, combined with a strong internal research and development pipeline, will provide a solid platform for growth.

We believe we have a strong and established Canadian business in the generic injectable hospital market, having established operations there in 1988. We also have operations in Mexico and Brazil.

We have two manufacturing facilities in the Americas region. Aguadilla (Puerto Rico) for injectable finished product and Boulder (Colorado) for API processing. We now have a vertically integrated business for paclitaxel that encapsulates all components of the supply chain from sales and marketing right back to sourcing of the API.

Products

Our Americas business has traditionally been focused on commodity generics with a specialization towards oncology. In fiscal year 2004, two key oncology drugs, pamidronate and paclitaxel were significant contributors to revenue in the Americas region. Due to the competitive nature of the US market, price erosion of key generic drugs such as these tends to be high.

Our US business diversified in 2004 with the acquisition of the MVI® injectable multivitamin products. This acquisition introduced branded generics into our US portfolio and broadened the therapeutic focus.

Sales and marketing

We employ approximately 70 people in sales and marketing in the Americas region, including eight people who joined us as part of the MVI acquisition.

Our core generic products are primarily marketed by a dedicated sales force to hospitals, long-term care facilities, alternate care sites, clinics and doctors who administer injectable products in their offices. Collective purchasing agreements have become increasingly important to healthcare providers as a means to control costs. Buyers make arrangements with group purchasing organizations, or GPOs, which negotiate agreements on behalf of their members, or through specialty distributors, which specialize in particular therapeutic categories such as oncology. We have long-term relationships with many GPOs in the United States, which account for more than 90% of all hospital-based pharmaceutical purchases in the United States.

Asia Pacific

We are the market leader in generic injectable pharmaceuticals in Australia and have established a presence in most key Asian markets. We employ over 1,000 people in the region and have over 115 approved products. The head office is located in Melbourne, Australia, with other offices located in New Zealand, Singapore, Malaysia and Hong Kong.

Australia

According to IMS data for the 12 months to June 2004, we are the eighth largest pharmaceutical company by sales in the Australian hospital pharmaceuticals market. In Australia, we have a broad specialty pharmaceuticals portfolio, with less than 50% of revenues coming from commodity generics, and our products are spread across diverse therapeutic areas.

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We have a well developed product-licensing strategy in Australia. The strategy focuses on Mayne identifying licensing of rights and marketing of proprietary products already sold overseas, for the Australian market. Our clinical selling capabilities in the Australian market makes us an attractive product licensing partner for overseas companies.

We also carry out some contract manufacturing in Australia.

We have two manufacturing facilities in Australia: Mulgrave, a large facility with cytotoxic (poisonous) capabilities, and Salisbury, which focuses on oral pharmaceuticals.

Products

In Australia, we have a broad specialty pharma portfolio which includes commodity generics, branded generics and proprietary products. Our portfolio covers a broad range of therapeutic areas including oncology, anesthesia, pain management and anti-infectives.

During 2004 we continued to successfully license patented drugs, launching four new products: Eligard® (a prostate cancer drug), Kytril® (for oncology related nausea), Granocyte® (a cell-growth factor) and Gabitril® (an epilepsy drug).

Sales and marketing

In the Asia Pacific region, we employ nearly 100 people in sales and marketing.

Sales of generic products in Australia are driven by state contracts. These contracts are won through successful tendering and negotiation. We have strong and long-standing relationships with the key decision-makers. Sales of branded products are driven by physician prescriptions. We have experienced sales teams with therapeutic area specialization to market our branded products to physicians.

Our clinical selling capabilities combined with our strong tendering capabilities have been important in developing and maintaining our strong position in specialty pharma in Australia.

Oral pharmaceuticals

In Australia, we manufacture some oral pharmaceuticals for sale in Australia and overseas. Less than 10% of Mayne Pharma's total sales are from oral products.

We produce a number of oral based drugs which have proprietary features, mainly related to modified release technology. Some of these products are marketed by third parties overseas and provide a consistent, strong margin income stream.

In our development of oral pharmaceutical products, we do not seek to develop new chemical compounds but rather seek to utilize our drug delivery capabilities to develop innovative products with improved formulations, new dosage forms, or simpler dosing schedules with fewer side effects. This business develops and markets branded products in therapeutic niche areas, including:

- Kapanol®, a patented sustained-release morphine product; and
- Eryc® and Doryx®, modified-release antibiotics.

Our oral products are manufactured at the Salisbury facility in South Australia.

Asia

Our presence in Asia is growing, with subsidiaries located in Singapore, Hong Kong and Malaysia, joint venture arrangements in Thailand and Taiwan, and distribution arrangements in a number of other countries. Malaysia is currently our largest market and Thailand and Korea are showing strong potential.

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We do not have a presence in Japan. In the past, the Japanese market has been characterized by low growth and low acceptance of generics. However, there are early signs that this may be changing so Japan could represent an opportunity in coming years.

Product approvals in 2004

Our product launch activity was weaker in fiscal year 2004 than in prior years due to a lack of focus on developing the pipeline in the years prior to us acquiring the Faulding business. When referring to products in our pipeline, we refer to local market value or "LMV". LMV refers to the local market value of sales of the equivalent patented product prior to expiration of patent protection. Whilst it is industry practice for generic companies to quote LMV's or branded sales figures for products in their pipeline, it is important to note that the value of the market will likely decline once patents expire due to price erosion when generic competitors enter the market. The decline of market value may be substantial, and we can give no assurance of the proportion of the total market sales that our generic product, if approved, will achieve. The rate of price erosion depends on the number of competitors in the market, availability of alternative products and existence of an exclusivity period.

Product approvals over last three fiscal years

	June 2004	June 2003	June 2002
Americas	7	11	10
Europe, Middle East and Africa	23	36	35
Asia Pacific	4	26	28
TOTAL	34	73	73

In 2004, we received a total of 34 product approvals, compared to 73 in 2003.

Approvals received included:

- tentative approval (pending patent expiry) for fluconazole (a drug used to treat systemic fungal infections) in the US, the generic version of Pfizer's Diflucan. This product was subsequently launched in July 2004;
- tentative approval (pending patent expiry) for carboplatin (a chemotherapy drug used to treat cancer) in the US, the generic version of Bristol-Myers Squibb's (BMS) Paraplatin, received in March (LMV: US$ 746 million). In April, Teva settled its litigation with BMS and entered into a supply and distribution agreement with BMS that would see Teva enter the market approximately four months before the patent expires;
- FDA approval for two new MVI® products: the 13 nutrient product and the no Vitamin K product. The latter was also granted orphan drug status which means that we receive up to seven years of marketing exclusivity in the US;
- approval for Paxene® in 9 European countries including Germany, France, Italy and the Nordic region;
- two licensed products, Eligard® and Kytril®, were launched in Australia; and
- in July 2004, we received tentative approval (pending patent expiry) for mitoxantrone in the US.

Product pipeline

As at June 30, 2004, we had filed 107 applications with various regulatory agencies for generic equivalents of drugs with aggregate 2004 LMV of US$3.2 billion, of which drugs with aggregate LMV of US$1.0 billion have received approval since July 1, 2004.

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Fiscal years 2005 and 2006 are expected to be strong years in terms of new product launches. 154 individual country approvals are expected with a LMV potential of US$3.7 billion. Included in this LMV figure is the launch of propofol and ondansetron in fiscal 2006. The combined LMV of these products is approximately US$1.1 billion and the launch of both products in fiscal 2006 is subject to the successful outcome of litigation. If we are successful in launching products in accordance with our expectation, this would be a significant increase in products launched over recent years.

The table below lists the significant anticipated product launches for fiscal years 2005 and 2006 that have already been disclosed to the market.

Anticipated product launches in fiscal year 2005 and fiscal year 2006

Generic Name	LMV(1)	Expected launch details	Therapeutic Class	Brand Name
Fiscal year 2005				
Fluconazole (Americas)	US$212 million	Launched July 2004.	Anti-infective	Diflucan®
Carboplatin (Americas)	US$746 million	Launched October 2004.	Oncology	Paraplatin®
Paxene®/Paclitaxel (EMEA)	US$478 million	Launched Paxene® in some European countries in May 2004; commenced launch of Mayne paclitaxel in countries not covered by Paclitaxel agreement with Ivax during the second quarter of fiscal year 2004.	Oncology	Taxol®
Irinotecan (EMEA)	US$217 million	Launch in further European countries.	Oncology	Camptosar®
Epirubicin (EMEA)	US$149 million	Launch in 1st country in mid-fiscal year 2005; progressive launches in other countries through to fiscal year 2006.	Oncology	Ellence®
Fiscal year 2006				
Propofol (Americas)	US$526 million	Paragraph IV filing; if successful we will be the third participant in a market that does not genericise until 2015.	Anesthesia	Diprivan®
Ondansetron (Americas)	US$542 million	Paragraph IV filing; if successful, we may receive up to six-months of exclusivity. If unsuccessful, we expect to launch in FY07 when the market genericises in the US.	Oncology	Zofran®
Ondansetron (EMEA)	US$134 million	Approval expected in some European countries in fiscal year 2006; launches through to fiscal year 2007.	Oncology	Zofran®
Ondansetron (Asia Pac)	US$9 million	Approval expected in Australia.	Oncology	Zofran®

(1) LMV refers to the local market value of sales of the equivalent patented product prior to expiration of patent protection. Whilst it is industry practice for generic companies to quote LMV's or branded sales figures for products in their pipeline, it is important to note that the value of the market will likely decline once patents expire due to price erosion when generic competitors enter the market. The decline of market value may be substantial, and we can give no assurance of the proportion of the total market sales that our generic product, if approved, will achieve. The rate of price erosion depends on the number of competitors in the market, availability of alternative products and existence of an exclusivity period.

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Research and Development

Research and development, or R&D, activities have been the principal contributor to our strong product pipeline. The future performance of our pharmaceuticals business will depend, to a significant extent, upon the effectiveness of our R&D activities.

We have global R&D capabilities, with product development, intellectual property and regulatory affairs personnel based in all three regions. Our R&D team has expanded in recent years, and currently consists of over 200 staff.

Our research and development activities are focused on injectable pharmaceuticals primarily in the area of oncology and related critical care areas. We seek to develop generic products that have one or more characteristics that we believe will make it difficult for other competitors to develop competing generics. These characteristics can include:

- specialized manufacturing capabilities;
- difficulty in sourcing raw materials;
- complex formulation or development characteristics;
- unusual regulatory or legal challenges to overcome; or
- sales and marketing challenges.

Our research and development expenditure in the last three years was as follows:

	Year ended June 30,		
	2004	2003	2002(1)
	(in A$ millions)		
Research and Development	44.0	44.6	44.8

(1) R&D expenditures for fiscal year 2002 include expenditures of the F.H. Faulding business ("Faulding") for the three months ended September 30, 2001, which was prior to our acquisition of Faulding. R&D expenditures for Faulding during this period are based on Faulding's management accounts.

Raw materials (API sourcing)

Mayne has historically sourced all active pharmaceutical ingredients, or API, externally. However, through the acquisition of the paclitaxel API processing business in Boulder, we have gained capability for API development and manufacturing. This facility currently only manufactures the API used in paclitaxel. The rest of the raw materials used in manufacturing are sourced externally from suppliers in the United States, Europe, India, China and other countries.

We have established relationships with preferred suppliers with whom we work very closely with the goal of ensuring continuity of supply while maintaining material quality and reliability. The aim of these relationships is to enable us to obtain competitive pricing with the opportunity to bundle several APIs together to reduce unit costs.

Some raw materials are only available from a limited number of suppliers. The name of the raw material supplier must be specified in the ANDA submitted to the FDA. If raw materials are unavailable from a supplier stipulated in the drug application, an alternative supplier must be found and endorsed by the FDA before sales of the product can continue. Where possible, we will name more than one raw materials supplier in the ANDA to minimize disruption should raw materials be unavailable from the core supplier.

For some of Mayne's products, we source API for that product from only one supplier. Pamidronate, which we source from two suppliers, generates a significant portion of revenue and gross margin for our Mayne Pharma business. Any disruption in the supply of this product could have a significant impact on Mayne's consolidated earnings.

From time to time, it is necessary to maintain increased levels of certain raw materials due to the anticipation of raw material shortages or in response to market opportunities.

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The acquisition of the Boulder, Colorado API processing facility in the United States has provided us with the potential opportunity to selectively vertically integrate into API through the expansion of the facility's API capabilities beyond paclitaxel.

Manufacturing

Following the acquisition of the Wasserburg facility during 2004, we now have manufacturing facilities located in each of our core three regions, EMEA, the Americas and Asia Pacific. Injectable facilities are located in Mulgrave (Australia), Aguadilla (Puerto Rico) and Wasserburg (Germany). Having a manufacturing facility located in each region provides the opportunity to optimize cost, quality and time to market, provides increased flexibility in managing capacity and reduces our reliance on any one manufacturing facility. We also have an oral manufacturing facility in Salisbury, South Australia.

In fiscal year 2004, we increased our vertical integration capabilities through the acquisition of an API processing facility in Boulder, Colorado.

Our Mulgrave (Australia) facility, which is our largest and most diverse finished dosage facility, provides us with the capability to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products. The facility has a broad filling capability, including the ability to sterilize or aseptically fill single and multiple dose vials. The facility also has the capability to lyophilize, or freeze dry, products. Products from this facility are sold in fifty countries around the world. Approximately A$50 million is currently being invested in additional cytotoxic production capabilities at this facility.

In our Mulgrave facility, we also conduct some contract manufacturing of finished dosage injectable products for other pharmaceutical companies.

Our Wasserburg facility in Germany can produce both terminally sterilized and aseptically filled ampoules and vials. The core competency of the business is lypohilization—a complex technique to freeze-dry a solution into a solid/powder to offer extended shelf life of the product. The operations are also capable of product inspection, packing and analytical services. We will progressively increase the number of our own products produced at this facility. We are also committed to retaining the existing contract manufacturing business at Wasserburg, which manufactures sterile injectable pharmaceuticals for customers throughout Europe, Middle East and America.

Our Aguadilla, Puerto Rico manufacturing facility has capabilities to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products. The facility has a broad filling capability, including the ability to terminally sterilize or aseptically fill single and multi-dose vials and ampoules. The products of the Aguadilla facility are sold worldwide.

An investment program at the Aguadilla facility is being driven by the need to meet future capacity requirements and current Good Manufacturing Practices, and to enable us to in-source the manufacture of the MVI products. We currently expect the plant to be closed for approximately three months during fiscal year 2005 in connection with this investment program. These investments are designed primarily to increase the manufacturing capacity of injectables by adding two complete high technology production lines. A new modern laboratory dedicated to the research and development of new drug applications is also being built.

Quality and Compliance

We take a global approach to managing quality and compliance with regulatory authorities such as the FDA and TGA. We have appointed a global head of quality, based in the United States, to promote compliance with current Good Manufacturing Practices in each region, and we engage internationally recognized experts as appropriate to review both our manufacturing processes and procedures as well as our administrative processes and procedures in each region. We have made significant investments in compliance personnel, staff management and systems in the last two years.

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We are committed to maintaining a high standard of regulatory compliance and providing high quality products to our customers. To meet these commitments, we have, over the past two years, significantly increased resources devoted to quality assurance and regulatory compliance, and developed and implemented improved quality systems and concepts throughout the organization. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance. Our quality assurance department provides leadership and supervises our quality systems. An active audit program utilizing both internal resources and external consultants monitors compliance with applicable regulations, standards and internal policies.

Various regulatory agencies, including the FDA and TGA, periodically inspect manufacturing facilities of companies in the pharmaceuticals industry. In connection with these inspections, these regulators often request that companies take specified actions to improve the compliance of their manufacturing processes with applicable regulations. In November 2002, following a periodic inspection of our manufacturing facility in Mulgrave, Australia, Mayne received a warning letter from the FDA in which the FDA identified specific areas where it believed Mayne needed to improve its compliance with FDA requirements. Since the warning letter, Mayne has made significant investments in head count, staff management, operating systems and equipment, and standard operating procedures. Mayne believes that it is adequately addressing the concerns raised by the FDA in the warning letter.

In preparation for the manufacture of a number of important non-cytotoxic products at our Aguadilla manufacturing site, we are in the process of upgrading the facility to be able to handle the increased capacity required. We are investing more than A$15 million in our Aguadilla manufacturing facility in fiscal years 2004 and 2005 to upgrade its operations and install a new filling line related to the production of MVI products. In fiscal year 2004, the FDA audited this facility and identified a number of Observations, which we are addressing.

We recently undertook a company review to evaluate our administrative procedures for dealing with adverse drug event reporting (known as pharmacovigilance). Adverse drug events occur when patients experience side effects or other complications following treatment with a particular drug. To comply with FDA regulations, we must search and identify adverse drug events and report them to the FDA for products that we manufacture or for bioequivalent products sold by our competitors. Our review identified areas for improvement in our administrative procedures for dealing with pharmacovigilance reporting. The FDA separately and subsequently undertook a review of our US pharmacovigilance procedures as part of its ongoing review program. The FDA audit report included a number of Observations that identified areas where the FDA believes Mayne should improve its administrative processes. These include hiring additional staff with responsibility for pharmacovigilance, improving the timeliness of adverse drug event reporting, and updating our detailed operating procedures. We are working closely with the FDA to make the necessary changes to our processes quickly and effectively.

CONSUMER PRODUCTS

Consumer Health Products Industry Overview

The consumer health products market is very broad and could include any non-prescription product that is sold to an individual that enhances his or her health. The relevant segment of the market for Mayne is principally the nutraceutical market.

The nutraceuticals market comprises dietary supplements in the form of herbal, mineral, vitamin and other health supplements. Nutraceuticals are sold through a number of retail outlets. Pharmacies, supermarkets and health food stores make up the majority of retail sales, with the remainder represented by mail order, internet and practitioner distribution.

The Australian complementary medicine market is estimated to be worth approximately A$800 million in annual turnover. Australian demand for nutraceuticals has been positively influenced by the maturing demographic profile of the population, a trend to self-administration of preventative therapies, and the

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substitution by natural remedies of pharmaceutical medicines. In April 2003, the Australian complementary medicine industry's largest contract manufacturer of nutraceutical products, Pan Pharmaceuticals Limited, had its manufacturing license revoked by the Therapeutic Goods Administration, or TGA, for inappropriate manufacturing practices and a recall notice was issued. Because Pan was one of our major suppliers, the recall had a significant impact on our business. In addition there was also the risk that it could have a long-term impact on the complementary health industry in Australia. However, the complementary health market has shown resilience in the wake of the Pan recall and the market has recovered quicker than expected.

According to Aztec Information Systems, the Australian nutraceuticals market grew in value by an estimated 3.7% in the 12 months to June 2004. This growth was achieved despite the turbulence in the market following the Pan Pharmaceuticals recall. Following that recall, consumer confidence in complementary medicine went though a period of rebuilding, and products previously manufactured by Pan took some time to return to the shelves.

Regulation

The consumer health products market in Australia is governed by the TGA. All Australian sponsored therapeutic goods are either "listed" or "registered" on the Australia Register of Therapeutic Goods, or ARTG, depending on their composition and intended use. Listed medicines are considered to be of lower risk than registered medicines, often containing well-known ingredients, usually with a long history of use. Registered medicines also tend to be designed to treat more serious conditions. As complementary medicine products are generally considered to be low risk compared to prescription medicines, they usually only require "listing" on the ARTG.

The TGA assesses listed medicines for quality and safety. Sponsors are also required to hold evidence of efficacy supporting the claims that they make for their products. Manufacturers of therapeutic goods in Australia must comply with the Australian Code of Good Manufacturing Practice.

Following the Pan Pharmaceuticals recall, the level of regulation of the Australian complementary healthcare products industry is increasing. The TGA has implemented more stringent requirements for manufacturers of complementary medicines in Australia. The manufacturing standards have moved closer towards the standards for the traditional pharmaceuticals industry, which is likely to increase compliance costs for all companies operating in the sector. Smaller competitors in the market who do not have the necessary compliance experience may find it more difficult to compete in this more regulated environment.

Mayne Consumer Products

The consumer products business is the leading provider of vitamin and mineral supplements in Australia holding a 25% market share at June 2004. Our consumer products business develops, manufactures, and markets nutraceuticals, which includes vitamins, minerals and other health supplements. We sell our brands through the pharmacy, grocery, health food store and direct marketing channels.

Our portfolio of brands includes a number of market leaders in the Australian nutraceuticals market, including:

- Nature's Own™, the number two brand in the Australian retail pharmacy market by sales value;
- Cenovis®, the number one brand in the Australian grocery store market by volume and number two brand in the Australian grocery store market by sales value;
- Bio-OrganicsTM, the number three brand in Australian retail pharmacy market by sales value;
- Golden Glow®, a large direct mail brand in Australia.

The Pan recall in April 2003 had a direct impact on our consumer products business, as Pan produced about one third of our products at the time of the recall. We quickly responded to the TGA decision by withdrawing the

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products from sale and establishing a consumer refund option. Prior to Pan moving into voluntary administration we issued legal proceedings against Pan to recover costs associated with the recall. We moved quickly to re-establish product supply, with grocery retailers receiving full supply of Cenovis® products in June 2003, and approximately 90% of our other brands were re-supplied to retailers by December 2003.

Our consumer products business segment is now more focused and streamlined following the significant restructuring that took place following Pan. We undertook a proactive strategy to rationalize our product portfolio to focus on higher margin products. The rationalization process included a restructuring of the underlying cost base including the streamlining of our marketing and sales force. We now manufacture almost 75% of our consumer products at our facility in Virginia, Queensland, up from 50% prior to the Pan recall. The efficiency of our manufacturing and packaging processes has improved significantly in the last year. Our pharmaceuticals background and strong manufacturing capabilities means we are well placed in the increasingly regulated environment.

During fiscal year 2004 we successfully launched a selection of our Nature's Own™ brand into grocery. This move neither reduced sales of our leading grocery brand, Cenovis®, nor Nature's Own™ pharmacy sales.

We have rebuilt our market share following the Pan Pharmaceuticals recall. According to Aztec Information Systems, at June 13, 2004, we were the market leader in the combined pharmacy and grocery nutraceuticals market, with a market share of approximately 25%, up from 18% in July 2003.

We also manufacture and distribute a select range of over-the-counter products, including Betadine, the leading pharmacy antiseptic. Over the counter products accounted for approximately 15% of revenue for our consumer products segment in fiscal year 2004.

PATHOLOGY

Pathology Industry Overview

Pathology is a specialty of medicine that involves the testing of blood, urine and body tissues to aid in the diagnosis and treatment of disease states. In Australia, the pathology market covers both public and private community patients. The private community patients are serviced by private pathology practices, which over the past ten years have become larger and fewer as a result of mergers and acquisitions. The owners of these large practices, of which Mayne is one, are mainly public and private corporations that have successfully merged these smaller practices into larger pathology networks. The provision of pathology services through these networks is by specialist pathologists and scientists supported by a well-organized infrastructure of laboratory, collection and courier services.

In Australia, pathology is estimated to be a A$1.4 billion industry primarily funded by the Australian Commonwealth Government, with approximately 92% of services funded by Medicare. The pathology industry has an agreement with government for the level of funding of pathology. This agreement has recently been renewed for a further 5 years from July 2004 and provides for total agreed government funded pathology outlays to increase by approximately 5% per annum (subject to inflation-related adjustments). If volumes are growing at a rate lower than the ceiling rate of 5%, the government will approve a fee increase. In December 2003, the Australian Commonwealth Government introduced a fee increase of approximately 3.1% in response to soft industry volumes.

The operating model for pathology businesses means large efficient operators can enjoy economies of scale through further acquisition or consolidation. This has driven significant consolidation in the pathology industry over the last ten years and has helped to sustain the level of bulk billing in Australia. Bulk billing is when Medicare benefits are paid directly to the practitioner in full payment of the patient's account.

The pathology industry tends to be mildly seasonal in Australia. The second half of the fiscal year tends to generate greater revenue than the first half due to stronger revenue in the first quarter of each calendar year.

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Mayne Pathology

Our integrated pathology network is Australia's second largest by sales. It comprises Dorevitch Pathology and Gippsland Pathology Service in Victoria, Laverty Pathology in New South Wales and the ACT, QML in Queensland, and Western Diagnostic Pathology in Western Australia and the Northern Territory.

The network brings together more than 4,000 pathologists, scientists, technical and collection staff, couriers and support staff in more than 70 laboratories and 540 collection centres. This gives doctors, patients and commercial organizations access to some of Australia's best pathologists and is underpinned by high levels of service to provide improved outcomes.

Operating as a national pathology network allows us to improve quality by drawing on the expertise of our staff across the network, and gain efficiency benefits arising from centralized purchasing of equipment and consumables. Our size and the depth of our expertise also allows for continued investment in staff development and a broad base to provide career development opportunities to our staff across Australia. Our professional staff also take an important interest in the ongoing development of the industry with significant representation including serving as officers of industry bodies.

In fiscal year 2003, we expanded our business with the acquisitions of QML (October 1, 2002) and the remaining 68% stake in Gippsland Pathology Services (GPS) (acquired July 1, 2003). We have now completed the integration of these businesses into our national network.

Mayne Medical Centres

We operate 49 medical centres across Australia. These medical centres consist of stand-alone medical practices that are serviced by General Practitioners, or GPs. Having operated medical centres since 1995, our major expansion occurred through the acquisition of a significant number of practices in 2001 and 2002. The basis for the acquisition of a medical practice is a function of its strategic location in terms of our other health facilities, and its quality of earnings, custom and price. Typically, the GPs involved in the practice continue to run the clinical aspects of the business and pay Mayne a percentage of revenue generated to compensate for infrastructure, management and operational services provided to them.

Our network of medical centres assists with providing a referral base for our pathology business segment, and to a lesser extent, our diagnostic imaging business segment. However, the clinical independence of GPs working within our medical centers, including the choice of pathology and diagnostic imaging provider, is a fundamental premise of this business. Our approach involves leveraging our management expertise and resources to ensure the efficient management of medical centres to support GPs in their goal of providing quality medical care.

DIAGNOSTIC IMAGING

Diagnostic Imaging Industry Overview

Diagnostic imaging is a branch of medicine that assists in diagnosis and some treatments using a range of high technology imaging models including:

- diagnostic radiology - general x-rays, fluoroscopy (bariums), DEXA (bone density), mammography, OPG (dentistry);
- ultrasound;
- CT scanning;
- nuclear medicine; and
- magnetic resonance imaging (MRI).

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Diagnostic imaging is principally undertaken by radiologists, who are medical specialists of over ten years training and are Fellows of the Royal Australasian College of Radiologists. Nuclear medicine is undertaken by nuclear medicine physicians. Some other medical specialists also undertake some diagnostic imaging procedures, such as use of ultrasound by obstetricians and use of angiography by cardiologists.

The total Medicare reimbursement from the Australian Commonwealth Government for diagnostic imaging services in Australia during fiscal year 2004 amounted to A$1.3 billion. In addition, direct private billings are significant for diagnostic imaging, unlike pathology, which is largely bulk-billed to Medicare. The public sector provides diagnostic imaging services to public hospital patients and accounts for approximately half of total revenue.

Similar to the pathology industry, industry growth for the diagnostic imaging industry is also governed by a funding agreement with the Australian Commonwealth Government. The current agreement runs for five years from July 2003 to July 2008 with total agreed government funded diagnostic imaging outlays to grow at approximately 5% per annum (subject to inflation-related adjustments). In April 2004, the Australian Commonwealth Government announced an average fee increase of 3% for diagnostic imaging services (excluding MRI) in order to meet the funding agreement. The increase came into effect in June 2004 and followed a period of softness in diagnostic imaging volumes. A reduction in the bulk billing rate and a decrease in general practitioner attendances over the last 12 to 18 months have contributed to the soft industry volumes. A further 3% fee increase (excluding MRI) was agreed and introduced on November 1, 2004.

In June 2004, the Australian Commonwealth Government announced plans to grant 23 additional MRI licenses across Australia. The Medicare rebates resulting from the operation of the additional MRI machines are being funded by a reduction in the average rebate for MRI services. The expansion was delayed due to the recent federal election, however the fee reduction was implemented effective August 2004.

Future growth in demand for diagnostic imaging is expected to be driven by:

- the ageing population in Australia;
- the movement away from invasive exploratory surgery towards the use of modalities such as MRI and CT scanning for certain diagnoses; and
- an improvement in the accuracy and capabilities of imaging techniques through more complex and technologically advanced modalities.

There has been significant consolidation in the diagnostic imaging industry over the last several years. Operators are now looking to derive efficiencies and economies from their businesses.

Mayne Diagnostics Imaging

We own and operate Australia's second largest diagnostic imaging network, operating in public hospitals, private hospitals and stand-alone imaging centres in the eastern seaboard states of New South Wales, Victoria and Queensland. We operate over 130 imaging sites across our network.

Our diagnostic imaging network provides the full range of services performed by accredited imaging specialists, and technical and clerical staff. Our broad network enables imaging specialists to share expertise across the group. The group also supports ongoing research to drive advances in diagnostic imaging, primarily in the areas of interventional radiology, MRI and neurology.

We currently have an interest in 18 MRIs (11 "funded" licenses (including two joint ventures), where examinations are eligible for Medicare rebates, and 7 "unfunded" licenses, where examinations are not eligible for Medicare rebates), which represents approximately 21% of all funded MRIs in Australia. We have applied for a number of the new MRI licenses announced by the Australian Commonwealth Government in June 2004.

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PHARMACY

Industry Overview

In Australia, prescription pharmaceutical products (often called "ethical" products, another term for prescription pharmaceuticals used in the industry) are principally dispensed via the prescription of a physician through a pharmacy or administered in hospitals. The balance of the pharmaceutical market is made up of over-the-counter products that do not require the prescription of a physician. Some over-the-counter products are scheduled, requiring pharmacists to oversee the sale to the consumer. Other over-the-counter consumer health care products are sold on an unrestricted basis through pharmacies, supermarkets and other retail outlets.

The Pharmaceutical Benefits Scheme, or PBS, directly subsidizes the cost of pharmaceuticals prescribed by physicians and dispensed by independent private sector pharmacists. Approximately 75% of all prescriptions are Government subsidized under the PBS. The remaining 25% of prescriptions are those that cost less than the patient co-payment or are private prescriptions.

General patients pay the cost of dispensed pharmaceuticals up to a maximum of the general patient co-payment, currently A$23.70 per item. Where the dispensed price of a drug is above the general patient co-payment, the patient pays A$23.70 and the Australian Commonwealth Government pays the balance up to the PBS listed price. Concessional patients (people who receive certain pensions, benefits or health care concession cards, or who meet certain other criteria) pay only A$3.80 per item with the Australian Commonwealth Government paying the balance up to the PBS listed price. The price paid for a prescription product represents the sum of:

- the manufacturer's price, negotiated between the Government and manufacturer;
- a margin to cover the wholesale cost (currently up to 10%, but the Government has announced that the margin is under review);
- a mark-up by the pharmacist (10% for PBS products up to A$180); and
- a prescribed pharmacist's professional fee (payable per script).

The majority of expenditure on the PBS is directed towards those least able to afford the cost of pharmaceuticals. Government expenditure on concessional benefits prescriptions represented around 80% of the total Government cost of PBS prescriptions.

PBS benefit payments grew 10% in fiscal year 2004 to approximately $A5.56 billion according to data released by the Health Insurance Commission. However, the Commonwealth of Australia introduced a number of measures in its 2002/2003 budget, including increasing the co-payment, as noted above, to reduce the growth rate. Projected future PBS expenditure growth is expected to be around 10% per annum after the impact of these measures.

Specialist wholesalers undertake the distribution of pharmaceutical products to pharmacies and hospitals in Australia. The Australian health care product wholesale market is highly concentrated with three primary wholesalers: Mayne (previously Faulding), Australian Pharmaceutical Industries Limited and Sigma Company Limited. The market is highly competitive with discounting and other aggressive pricing behavior a regular occurrence. Competition is based on the strength of the wholesaler's distribution network, pricing and product mix and the range of value-added services provided to pharmacists. Profitability for the three primary wholesalers is dependent on an ability to realize economies of scale and cost efficiencies, and servicing skills in attending to the needs of pharmacist customers.

In 2003, Woolworth's Limited, one of Australia's largest supermarket chains, announced its intention to enter the retail pharmacy services market by co-locating retail pharmacies in their grocery store premises. The impact of this potential new entrant into the market as well as the entrance of Woolworth's competitors, could

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have increased competition in the pharmacy services industry over the short and long term. In April 2004, the Australian Commonwealth Government indicated that it intends to continue to recognize the importance of preserving the community pharmacy model and not support deregulation that erodes this model. This renewed support from the Australian Commonwealth Government for the community pharmacy model in Australia was an important development for the wholesale pharmacy distributors.

There are currently approximately 4,900 retail pharmacies operating in Australia, of which approximately 1,600 are members of retail pharmacy banner groups. Membership of a retail banner group provides individual pharmacies with access to an established retail brand with the associated consumer awareness, greater buying power and a range of value-added services, extending from inventory management services to group marketing and promotional activities. In return for these services, banner group member pharmacies pay membership fees. Most of the national banner groups are owned by Mayne, API or Sigma. However, banner group members remain free to purchase supplies from any wholesaler, and purchasing power ultimately rests with the individual pharmacists.

Regulation

The consumer price of most prescription pharmaceuticals is regulated. The manufacturer's price is determined by negotiation between the Australian Commonwealth Government and pharmaceutical manufacturers through the PBS. The wholesale price for PBS prescription pharmaceuticals paid by the government to the pharmacy is the sum of the agreed manufacturer's price plus a 10% wholesale margin.

Pharmacies in Australia are regulated by a range of Commonwealth and state-based legislation, including the State and Territory Pharmacy Acts; Drugs, Poisons and Controlled Substances legislation; and the National Health Act. The State and Territory Pharmacy Acts generally prohibit the ownership of, or any pecuniary interest in, pharmacies by any person other than:

- a sole trading pharmacist;
- pharmacists in partnership with other pharmacists to the extent permitted by legislation; and
- family based companies controlled by a pharmacist.

The State and Territory Pharmacy Acts also impose limits on the number of pharmacies that a pharmacist or a pharmacist-controlled body corporate can own.

The Third Pharmacy Guild-Government Agreement was announced in May 2000. The agreement provided for A$5.2 billion in prescription dispensing remuneration to pharmacists and A$416 million for other payments, and is to operate between July 1, 2000 and June 30, 2005. It also eased some restrictions regarding the geographic location and separation of pharmacies and gave a boost to rural pharmacy through financial accommodations to pharmacists in remote areas.

Mayne Pharmacy

Our pharmacy business segment provides wholesale distribution services to community pharmacies and hospitals, professional services to independent and branded pharmacies and operates four retail pharmacy brands in Australia.

Wholesale distribution services

Our pharmacy business segment distributes pharmaceuticals and related products to approximately 2,700 pharmacies (of which approximately 470 were members of our retail banner groups during the year). Approximately 20,000 products, including prescription pharmaceuticals and a wide range of over-the-counter medication and health care products, are distributed on an on-demand basis from 14 warehouses throughout

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Australia. Most capital city distribution centres offer up to two deliveries per day and delivery usually occurs within four hours of the customer placing an order. Our on-line ordering systems link customers directly to our distribution centres.

In June 2003, the rollout of the core IT platform for the business, Orion, was completed. Covering all warehouses nationally, the system allows more streamlined and efficient processes for our business and its customers.

We also provide distribution services to some Australian hospitals by acting as their prime vendor. This involves supplying pharmaceutical products and medical consumables, and improving the management of the hospitals' internal supply function. Similarly, distribution services are provided to dentists nationally with the provision of dental consumables.

Retail Services (retail branding and management services to pharmacies)

The pharmacy business assists pharmacies to offer better professional and retail services by providing retail brands, private label products, back office support, technology and distribution services. We currently have four retail banner groups. Each retail banner group is targeted at a different market segment.

Chemmart®: premium community brand;

Healthsense®: focuses on the growing number of consumers who prefer natural products and therapies;

Medicine Shoppe®: centres on dispensary care and advice, geared to the needs of aging patients; and

Terry White Chemists®: the premium shopping centre brand and Australia's fastest growing pharmacy brand both in numbers and turnover.

In addition, Synergy Operating Systems™ provides unbranded business support services to 107 pharmacies.

Retail services provides point-of-sale systems, dispensary management systems, business planning tools and accounting software under the Minfos® brand and connectivity.

These pharmacy information services enhance our position as the conduit for products and information between manufacturers and pharmacists.

Pharmacy guarantee scheme

We also provide financial assistance to pharmacists seeking to acquire or expand pharmacies. Through our pharmacy finance guarantee scheme, we provide guarantees of pharmacists' borrowings from a number of banks. To manage our exposure under these guarantees, we have entered into arrangements that have the effect of limiting the banks' recourse to Mayne under the guarantees. The majority of guaranteed loans are now subject to a 10% recourse limit. Pursuant to this limit, our total guarantee liability is limited to 10% of the total guarantees outstanding in relation to the specified guaranteed loans. A small number of guaranteed loans (with total value of only A$3.5 million) are subject to a 25% recourse limit, and we have a 100% exposure in relation to guaranteed loans totaling A$0.5 million. We are making an effort to reduce our exposure under the pharmacy finance guarantee scheme.

As of June 30, 2004, we guaranteed 1,222 individual loan facilities, down from 1,510 at June 30, 2003. Our total guarantee exposure (disclosed as a contingent liability in our financial statements) is approximately A$66 million (2003 – A$80 million). This represents the maximum amount that we could be required to pay under the guarantees currently provided.

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Strategy for the pharmacy business segment

In October 2003, we announced that we were in discussions with a number of parties regarding the potential sale of our pharmacy business segment. In April 2004, we announced that after detailed consideration of a number of offers for the potential trade sale of the pharmacy business segment, we had decided to withdraw the business from sale. Following a thorough testing of the market, it was determined that the value to Mayne from retaining the business and continuing to operate it was considerably greater than any offers received.

Following a strategic review, the pharmacy business is now strongly focused on its core business: wholesale distribution services to community pharmacies and hospitals. The business is committed to satisfying customers' orders in full and delivering on time at a competitive price. This is underpinned by our commitment to support pharmacists in building customer loyalty and profitability through our retail banner groups, and by providing professional services to independent and branded pharmacies. We are also focused on the release of capital from this business from improved management of working capital.

ITEM 4C – NOT APPLICABLE.

ITEM 4D – NOT APPLICABLE.

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ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the annual consolidated financial statements, including the notes to those financial statements, which are included with this annual report. Those financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Australia ("AGAAP" or "GAAP"), which differs in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). A discussion of the principal differences between AGAAP and US GAAP as they relate to us and a reconciliation of net income, total assets and shareholders' equity to US GAAP is provided in note 38 to our financial statements. Unless noted otherwise, amounts and disclosures of accounting matters made in this section are determined in accordance with AGAAP. In addition, in accordance with Australian GAAP, in our discussion of profit and loss we distinguish between normal and significant "one-off" income and expense items, as we believe this distinction leads to a clearer understanding of our underlying result. These distinctions are referred to in the discussion below. Under US GAAP such distinctions are not made.

In this section, we refer to our fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002 as fiscal year 2004, fiscal year 2003 and fiscal year 2002, respectively, and we have referred to the three fiscal years ended June 30, 2004 as the "three-year period".

MANAGEMENT DISCUSSION AND ANALYSIS – EXECUTIVE SUMMARY

We have been through a period of re-positioning and transforming ourselves in the last three years to focus on the higher growth, higher return businesses within our portfolio. We divested our logistics business segment in February 2003, and our hospitals business segment in November 2003. We are now focused on healthcare, in particular on the following five continuing business segments:

- Mayne Pharma;
- consumer products;
- pathology, including medical centres;
- diagnostic imaging; and
- pharmacy.

Our total consolidated sales revenue decreased 21.3% to A$4.1 billion in fiscal year 2004, largely due to the loss of revenues from our discontinued logistics business segment, which we divested in fiscal year 2003, and our hospitals business segment, which we sold during fiscal year 2004. However, our sales revenue from our continuing businesses (which include businesses acquired during the year and excludes businesses sold during the year) increased 10.2% to A$3.5 billion in fiscal year 2004 compared to our sales revenue from those same business segments in fiscal year 2003. Our revenue increased in all our business segments except for our consumer products business segment, which was adversely affected by the Pan Pharmaceuticals recall. In our pathology and diagnostic imaging business segments, this revenue growth was primarily driven by full period contributions from acquisitions undertaken in the 2003 fiscal year, and in Mayne Pharma, acquisitions undertaken during fiscal year 2004 contributed to revenues in the later part of the year.

Our consolidated net profit after tax and significant items was A$94.3 million in fiscal year 2004 compared to a net loss of A$456.1 million in fiscal year 2003. The significant items after tax offsetting our net profit in fiscal year 2004 were only A$7.8 million compared to A$513.0 million in 2003. This difference was largely attributable to the significant asset write-downs and provisions totaling over A$500 million which occurred during fiscal year 2003, but which did not recur in fiscal year 2004.

Factors affecting our consolidated results

The healthcare industry is growing globally and in Australia due to a number of factors, including the aging population in developed countries. However, the healthcare industry is under increasing pressure to reduce prices as payers in the public and private sectors seek to contain rising healthcare costs.

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We have been an active participant in the consolidation in the Australian pathology and diagnostic imaging sectors in the last 10 years. These sectors are now characterized by a small number of companies with large market shares. We are now focusing on our investment activities in Mayne Pharma because competition law may in the future prevent us from making significant acquisitions in the pathology and diagnostic imaging sectors and because we believe our generic injectable pharmaceuticals business has the potential to provide attractive returns to shareholders in the future.

Our financial condition and results of operations have been affected by numerous factors. We believe the following factors are of particular importance generally.

Government regulation and price constraints

We are subject to extensive regulation by national, state and local agencies in the countries in which we do business. Of particular importance to us are the TGA in Australia and the FDA in the United States. They have jurisdiction over our pharmaceuticals business segment and administer requirements covering testing, safety, effectiveness, manufacturing, labeling and marketing of our pharmaceutical products. The TGA also regulates most of the products of our consumer health products division. We are subject to possible administrative and legal proceedings and actions by these various regulatory bodies. See "Key Information—Risk Factors" and "Information on the Company – Mayne Pharma – Regulation". Such actions may include product recalls, seizures and other civil and criminal sanctions.

Our consolidated results can be significantly affected by changes in government health policies, including Medicare, medical indemnification regulation, funding levels for services such as pathology and diagnostic imaging and regulation of wholesale margins in our pharmacy business.

In Australia, the pathology and diagnostic imaging industries are supported by the Australian Commonwealth Government, which currently allows government rebates for these services to increase by approximately 5% per year. Although the funding agreements provide for growth of up to 5% per year for these industries, they also effectively constrain the prices we can charge for these services.

Our pharmacy business segment is also subject to pricing constraints enforced by the Australian Commonwealth Government, because the consumer price and wholesaler margins of most prescription medicines is regulated. See "Information on the Company—Pharmacy—Industry Overview" for a further discussion of the impact on us of the Australian Commonwealth Government's regulation of and price constraints on our pharmacy business segment.

Currency fluctuations

Historically, most of our major sales revenues have been denominated in Australian dollars. Approximately, 90% of our fiscal year 2004 sales revenues were generated in Australia. Nevertheless, due to the international expansion of our specialty pharmaceuticals business segment, an increasing percentage of our continuing business segments' sales revenue and operating costs are expected to be derived from non-Australian markets and are subject to exchange rate fluctuations against the Australian dollar.

Factors affecting our business segments' financial results

Pharmaceuticals

Our pharmaceuticals business segment, Mayne Pharma, is a specialty pharmaceuticals business with an emphasis on generic, injectable oncology treatments and related therapeutic areas. Mayne Pharma is dependent on the demand for pharmaceuticals, and more specifically, the demand for generic injectable pharmaceuticals. Demand for generic pharmaceutical products is primarily influenced by:

- the volume of branded drugs losing patent protection, as well as the penetration of generic drugs in the total pharmaceuticals market;
- acceptance of generic bio-equivalents among consumers, physicians and pharmacists and increased government and regulatory support for generics in many countries; and

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- pressure to contain health expenditure, which supports a move from branded pharmaceuticals to generic alternatives.

Success in the generic pharmaceuticals market is highly dependent on:

- securing timely regulatory approvals for new products so that they can be launched as soon as possible following the establishment of a market for a new generic pharmaceutical when the patent for the brand name product expires;
- being a low-cost producer through economies of scale in manufacturing and sales, with a broad range of generic products, so that we can protect our margins and compete successfully on price terms relative to other generic pharmaceutical suppliers, especially at the time when a market for a new generic pharmaceutical product is being formed following expiration of the patent for the brand name product;
- having reliable access to a cost effective source of API; and
- careful management of the cost structure and pipeline of new drugs to offset the downward trend in pharmaceutical prices over the life of a product and to support operating margins over time.

Consumer Products

Through our consumer products business segment, which operates primarily in Australia, we are the leading supplier of vitamins and health supplements to the Australian market. Some of the key drivers of the complementary health market in Australia are:

- the aging population;
- an increased community focus on promoting wellness rather than alleviating illness; and
- increased awareness among consumers of health and wellness benefits of natural health supplements and remedies.

The April 2003 recall of products manufactured by Pan Pharmaceuticals, at that time a supplier to Mayne, disrupted our growth in the Australian complementary medicine market in fiscal year 2003 and in the first half of fiscal year 2004. Following the Pan recall, regulation of the Australian complementary medicine market has increased, as have our costs of compliance. Due to our experience operating in regulated pharmaceutical industries, we believe that we possess the knowledge and compliance capabilities to compete more effectively than some of our competitors in this more regulated market. In addition, during fiscal year 2004 we in-sourced a significant amount of production to our manufacturing facility in Queensland, which has substantially reduced our reliance on third-party contract manufacturing. However, we face intense competition in the complementary health market in Australia as producers of other major established brands seek to protect and grow their market share.

Pathology

Our pathology business segment operates one of the largest pathology practices in Australia.

The primary source of our revenue for the Australian pathology industry is provided, by the Australian Commonwealth Government through the Australian public health insurance system. If volumes are growing at a rate lower than the target rate of 5% prescribed by the funding agreement with the Australian Commonwealth Government, the Australian Commonwealth Government has agreed to approve a fee increase so that overall funding increases at the agreed rate that is proportional to the volume growth rate. In December 2003, the Australian Commonwealth Government introduced a fee increase of approximately 3.1%, because industry volume growth was tracking below the 5% target. A new five-year funding agreement was recently announced for pathology services, expiring in June 2009. As with previous agreements, the new agreement delivers 5% growth per year to the pathology industry in a manner similar to that described above.

Due to the price constraints faced by the industry, successful pathology businesses require economies of scale to reduce costs to increase profits. Accordingly, there has been significant consolidation in the Australian

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pathology industry over the last ten years to achieve such economies of scale. We have been an active acquirer to secure our position as Australia's second largest pathology network most recently having acquired Queensland Medical Laboratories (QML) in October 2002 and Gippsland Pathology Services in July 2003.

Other key challenges for the pathology business include maintaining our reputation with the referring doctors and maintaining or improving service delivery including collection of samples and accurate and timely delivery of results.

Diagnostic Imaging

We operate the second largest diagnostic imaging business in Australia. As with pathology, the diagnostic imaging industry in Australia is the subject of a funding agreement with the Australian Commonwealth Government that is designed to support industry growth of 5% per year. The current five-year agreement expires in June 2008.

In April 2004, the Australian Commonwealth Government announced an average fee increase of 3% for diagnostic imaging (excluding MRI) in order to meet the funding agreement. The increase came into effect in June 2004 following a period of low volume growth for diagnostic imaging examinations. We believe that the low volume growth experienced over the last 12 to 18 months is due to decreases in the bulk billing rate, resulting in fewer general practitioner visits by patients. A further 3% increase (excluding MRI) was agreed and introduced effective November 1, 2004.

Our diagnostic imaging business segment is capital intensive. To retain the best radiologists and generate growth above the industry's rate, we need to update our equipment regularly as new technologies develop.

The high cost of new diagnostic imaging equipment, therefore, presents a continuous challenge to generate adequate earnings from these new assets. In addition, as with pathology services, our diagnostic imaging business depends upon maintaining our reputation with referring doctors and maintaining or improving service provision, in particular through more effective transmission of results.

As in the Pathology segment, there has been consolidation in the diagnostic imaging market. We have been part of this industry consolidation, including the acquisition of Queensland Diagnostic Imaging in May 2003.

We believe that future growth in the diagnostic imaging market will be driven by an ageing Australian population and increased demand due to the use of new imaging technology tests that identify and diagnose health risks earlier and can help prevent invasive surgery in hospitals.

Pharmacy

Our pharmacy business, which operates solely in Australia, provides wholesale distribution services to community and hospital pharmacies and also provides professional services to independent and branded pharmacies. Growth of the Australian wholesale pharmacy distribution market is directly related to growth in the Pharmaceuticals Benefits Scheme ("PBS"). The PBS is the Australian Commonwealth Government's reimbursement scheme for pharmaceuticals in Australia. Prescription products account for nearly 70% of revenues for the largest participants in the pharmacy distribution market. Growth in the PBS has averaged 8-10% in recent years. Sales growth of the PBS is primarily driven by new and more expensive drugs and increased demand from an aging Australian population.

The Australian Commonwealth Government has indicated that it plans to try to reduce the growth in PBS outlays. Firm details of the government's plans are not known, however the government could reduce reference pricing for products that are registered on the PBS and could support the increased use of generic medicines. It is not possible to determine the impact of these potential changes on Mayne's pharmacy business at this time.

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The Australian wholesale pharmacy market is highly concentrated with three primary wholesalers of similar scale: Mayne, Australian Pharmaceutical Industries Limited and Sigma Company Limited. This market is highly competitive and characterized by relatively low margins. Competitive strength is based on:

- quality and efficiency of the wholesaler's distribution network; and
- pricing and product mix and the range of value-added services provided to pharmacists.

Due to the concentration of this market, recent regulatory barriers to further consolidation and price constraints, we believe that profitability in this industry is attributable to cost efficiencies resulting from economies of scale derived from a wide network of pharmacy, hospital and other medical clients and the ability to differentiate through the delivery of better service to customers through in-full, on-time deliveries at competitive prices.

In fiscal year 2004, the results of our pharmacy services business were negatively affected by the uncertainty created by the potential sale of the pharmacy business, a process that we terminated in April 2004. We have since implemented cost controls and a new strategic plan focusing on our core distribution business to provide higher service levels and competitive prices.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Australia. Our significant accounting policies are more fully described in note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of off balance sheet arrangements, including contingent liabilities. We regularly evaluate our estimates and judgments, including those related to investments, inventory, intangible assets, capitalization of costs, property plant and equipment, foreign currency transactions, receivables, revenue recognition and provisions. We base our estimates and judgments on historical experience and various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the event that the scenario on which our assumptions are based proves to be different.

The policies discussed below are considered by management to be critical to an understanding of our financial statements because their application depends more heavily on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for each of these critical accounting areas are described in the following paragraphs; however, they primarily relate to the judgment exercised by management when assessing the carrying value of assets and the appropriateness of recognizing provisions. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. You should be aware that the primary reason for the significant movement in the results of operations discussed below is the divestment of the hospitals business and the acquisition of pharmaceutical businesses during fiscal year 2004.

Trade receivables—assessment of carrying value

We monitor the level and aging of trade receivables and establish specific provisions for delinquent debtors. In addition, we maintain a general provision for doubtful debts based on historical levels of bad debts to reflect the impact of debts, which, while not yet identified, may not be collectable. We exercise our judgment in establishing the general provision. The total amount of trade receivables was A$521.0 million and A$687.0 million as at June 30, 2004 and 2003, respectively. The total provision for doubtful debts was A$15.3 million and A$36.6 million as at June 30, 2004 and 2003, respectively.

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We believe that the accounting estimates related to the provision for doubtful debts are critical accounting estimates because:

- the evaluation is inherently judgmental and requires the use of significant assumptions about expected customer default rates and collateral values (where applicable), which may be susceptible to significant change; and
- changes in estimates about the allowance for doubtful debts could have a material affect on our financial statements.

In assessing the amount of the provisions, we take into account factors impacting customer credit risk, including the general economic climate in relevant geographies and industry trading conditions. If the financial conditions of our customers significantly deteriorates, these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses.

Inventories—assessment of carrying value

Inventories are carried at the lower of cost and net realizable value. Our policy dictates levels of stock turnover that determine when a particular inventory item must be assessed to ensure it is not carried in excess of its net realizable value. When assessing the net realizable value of inventory, we take into consideration factors such as: historical inventory turnover rates, product expiration dates and anticipated sales. The carrying value of inventory as at June 30, 2004 and 2003 was A$447.0 million and A$381.6 million, respectively.

We believe that the accounting estimate related to the establishment of a provision for slow moving and obsolete inventory for the pharmacy, pharmaceuticals and consumer products businesses is a critical accounting estimate because the evaluation is inherently judgmental and requires the use of significant judgments about expected future sales levels and prices, which may be susceptible to significant change.

Non-current assets—assessment of carrying value

We choose to own the majority of our core assets, such as pharmaceuticals production facilities. Buildings and plant and equipment are amortized over their estimated useful lives as determined by our management. As at June 30, 2004 and 2003, total property, plant, and equipment was A$455.3 million and A$1,074 million respectively. Fair values for all non-current assets, both tangible and intangible, as at June 30, 2004 and 2003 were assessed by reference to the discounted cash flows attributable to the relevant cash generating unit and other valuation methodologies. During fiscal year 2003, our owned land and buildings were written down by $144.9 million based on expected discounted cash flows. These freehold land and buildings were sold with the hospitals division during fiscal year 2004.

As a result of acquisitions and the nature of our operations undertaken, we have recognized a number of intangible assets, including brand names and licenses and goodwill. Brand names and licenses are not amortized unless the end of the economic life of the brand name or license can be foreseen and is limited by technical, commercial or legal factors. As at June 30, 2004, brand names and licenses were A$99.3 million and A$322.4 million, respectively (2003: A$99.3 million and A$261.1 million).

Goodwill is amortized on a straight-line basis over the applicable period, not exceeding 20 years, in which the benefits are expected to arise. As at June 30, 2004 and 2003, total goodwill was A$1,616 million and A$1,400 million respectively. During fiscal year 2003, goodwill was written down by $125.1 million relating to the hospitals business and by $80.0 million relating to pharmacy businesses, based on their estimated recoverable amounts.

The carrying value of all non-current assets has been assessed by Mayne management to ensure that the carrying value is appropriate and that these assets have not become impaired during fiscal year 2004.

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We believe the accounting estimate related to the carrying amount of non current assets is a critical accounting estimate because:

- the evaluation is inherently judgmental and highly susceptible to change from period to period because it requires us to make assumptions about future demand for our products and services and selling prices; and
- the impact of an impairment charge could be material to our financial statements.

The assessment of carrying values involves the application of management judgement in determining the most appropriate assumptions about future business conditions and operating performance. To do this, management uses various valuation methodologies, including discounted cash flow models, which require assumptions about timing and amount of future cash flows, the applicable discount rate and terminal values. Each of these factors can significantly impact the value of the non current assets. The models are sensitive to a number of assumptions, including:

- assumptions in the pharmaceuticals business regarding future sales and margins which are dependent on the pipeline of new products, sales prices across the product portfolio and exchange rates; and
- assumptions regarding market share, sales growth and operating margins in all businesses, particularly the pharmacy services and consumer products businesses.

If actual outcomes are different from management expectations used in these assumptions, we may have to record additional impairment charges not previously recognized.

Deferred tax assets

Future income tax benefits are not brought to account as deferred tax assets unless realization of those assets is assured beyond a reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realization is virtually certain. As at June 30, 2004 and 2003, net operating and capital losses carried forward were A$257.7 million and A$182.2 million respectively. We have undertaken an assessment of the recoverability of these assets, taking into consideration anticipated future performance and/or transactions. We wrote off deferred tax assets with a value of A$30 million as at June 30, 2003. Under Australian GAAP (which requires realization of a deferred tax asset to be "virtually certain" for the asset to be recognized) we considered the carrying value of tax assets at June 30, 2004 appropriate.

We believe that the accounting estimates related to the recognition of deferred tax assets, including tax losses, is a critical accounting estimate because:

- the evaluation requires the use of assumptions about expected future taxable income and tax rates which may be susceptible to significant change; and
- the benefit of tax losses will only be obtained if the relevant entity continues to comply with the conditions for deductibility imposed by taxation legislation, and there are no changes in tax legislation that adversely affect the relevant company realizing the benefit from the deductions for the losses.

Workers' compensation provisions

We elect to self-insure for workers' compensation claims liabilities where this is possible under the relevant Australian legislation. We establish provision balances based on assessments of the exposure on a claim-by-claim basis, as established by the relevant employee at each operational site. These assessments are then reviewed by our centralized workers compensation department to ensure that they are appropriate. The provision balance recognized in the balance sheet is that assessed by an independent actuary based on the records maintained by Mayne. Included in "provisions" is a liability of A$36.6 million for self-insured workers' compensation.

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An amount of $22.5 million of the workers' compensation provision has been indemnified by the purchasers of the hospitals and logistics businesses. However, we still retain responsibility for claims management.

We believe that the accounting estimates related to the provision for workers compensation claims is a critical accounting estimate because:

- the evaluation is inherently judgmental and requires the use of assumptions about claims costs and wage rates, which may be susceptible to change; and
- changes in estimates and actuarial assumptions could have a material affect on our financial statements.

Medical Malpractice Claims Provisions

We establish provisions for the uninsured elements of claims made in relation to medical malpractice claims largely in relation to its hospital division. All individually significant claims are assessed by expert third parties and the resulting provision recognized in the balance sheet is valued by an independent actuary based on records maintained by Mayne. A balance was retained from the hospitals sale of A$5.3 million at June 30, 2004 which is included in the restructure provision in our financial statements. In total for fiscal year 2004, the provision is A$9.0 million. The balance was A$10.6 million as at June 30, 2003.

We believe that the accounting estimates related to the provision for medical malpractice claims is a critical accounting estimate because:

- The evaluation is inherently judgmental and requires the use of significant assumptions about expected claims development costs and discount rates, which may be susceptible to significant change; and
- Changes in estimates and actuarial assumptions could have a material affect on our financial statements.

The independent actuary's valuation of uninsured claims is sensitive to assumptions relating to future costs associated with notified claims and claims incurred but not yet reported. Medical malpractice claims are 'long tail' in nature, often with extensive delays between the incident and settlement. Changes in actuarial assumptions relating to future claims could materially impact the quantum of the provision.

Transition to International Financial Reporting Standards

We will be required to adopt the Australian equivalents of the International Financial Reporting Standards, or IFRS, effective from July 1, 2005. Accounting changes resulting from the shift to IFRS will include the following:

- *Equity based compensation.* Under IFRS, Mayne will be required to recognize as an expense the fair value of shares and options issued under equity based compensation plans. Mayne currently does not recognize an expense for equity based compensation.
- *Financial instruments.* Under IFRS, Mayne will be required to recognize all derivative financial instruments at their fair value, with any movements in fair value recognized in current period income, unless certain specific "hedge accounting" criteria are met. In accordance with Australian GAAP, Mayne currently is not required to recognize unrealized changes in fair value of derivative financial instruments in current period income. Based upon the work performed to date, Mayne expects that it will be able to satisfy the hedge accounting criteria for a majority of its derivative financial instruments, thereby mitigating the potential increase in volatility arising as a result of this change in accounting requirements.
- *Intangibles.* Under IFRS, intangible assets with indefinite useful lives, including goodwill, are not amortised. Instead, Mayne will be required to perform periodic impairment tests on indefinite-lived intangible assets. In accordance with Australian GAAP, Mayne currently does not amortize indefinite-lived intangible assets, amortizes goodwill and definite lived intangible assets, and also performs periodic impairment tests on all of these assets.

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Mayne does not anticipate that the shift to IFRS will have a material impact on its financial condition or results of operations. For a lengthier discussion of the impact of the introduction of these new accounting standards, please refer to Note 2 to our consolidated financial statements.

Results of Operations

Overview

Having sold our logistics business in fiscal year 2003 and our hospitals business in fiscal year 2004, we now operate five continuing business segments in the healthcare sector:

- Mayne Pharma;
- consumer products;
- pathology, including medical centres;
- diagnostic services; and
- pharmacy.

Mayne Pharma operates in three different geographical markets:

- Asia Pacific, including Australia and New Zealand;
- Europe, the Middle East and Africa (EMEA); and
- the Americas.

Our consumer products, pathology, diagnostic services, and pharmacy business segments each operate almost exclusively in the domestic Australian market.

The table below sets forth our consolidated sales revenue, sales revenue from continuing operations, sales revenue from discontinuing operations and total sales revenue by segment over the past three fiscal years.

	Sales revenue for year ended June 30,								
	2004			2003			2002		
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	($A, in thousands)								
Segmental Reporting									
Business Segments									
Pharmaceuticals	494,739	6,314	501,053	455,758	4,469	460,227	330,291	2,462	332,753
Consumer Products	145,835	3,580	149,415	156,431	44,829	201,260	127,887	39,346	167,233
Total Pharmaceuticals	640,574	9,894	650,468	612,189	49,298	661,487	458,178	41,808	499,986
Pathology	526,527	—	526,527	427,419	4,533	431,952	274,374	7,722	282,096
Diagnostic Imaging Services	276,237	—	276,237	199,156	—	199,156	159,617	—	159,617
Total Diagnostic Services	802,764	—	802,764	626,575	4,533	631,108	433,991	7,722	441,713
Pharmacy	2,068,610	—	2,068,610	1,943,380	—	1,943,380	1,406,264	—	1,406,264
Hospitals	—	565,720	565,720	—	1,287,119	1,287,119	—	1,396,749	1,396,749
Australia & Pacific logistics	—	—	—	—	476,638	476,638	—	895,169	895,169
Loomis Courier	—	—	—	—	189,560	189,560	—	350,236	350,236
Total logistics Services	—	—	—	—	666,198	666,198	—	1,245,405	1,245,405
Unallocated	2,107	—	2,107	5,218	—	5,218	1,840		1,840
Consolidated operating revenues	3,514,055	575,614	4,089,669	3,187,362	2,007,148	5,194,510	2,300,273	2,691,684	4,991,957
Non sales revenue									
Interest received			17,495			12,020			31,914
Dividends received									1,003
Proceeds on sale of non-current assets									
-property, plant and equipment			2,810			59,476			17,186
-investments			—			11,103			—
-businesses and controlled entities			871,191			496,048			4,551
Other income			61,601			66,938			63,809
Revenues from Ordinary Activities			5,042,766			5,840,095			5,110,420

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The table below sets forth our consolidated earnings before interest and tax ("EBIT"), total EBIT by segment, total EBIT by segment from continuing operations and total EBIT by segment from discontinuing operations over the past three fiscal years. The amounts shown below under "Profit Before Tax" are EBIT figures, because interest expense is not allocated among the business segments and is shown on a separate line item in the table below.

The table below also sets out EBIT (excluding significant items) for each of our business segments over the past three fiscal years. Our management believes that the use of EBIT (excluding significant items) is useful to investors because it provides them with a greater level of insight into the underlying performance of our businesses than using EBIT (including significant items). Moreover, management believes that this measurement tool permits investors to examine the performance of each business between years with a higher degree of comparability. Items are only classified as significant, and excluded from EBIT (excluding significant items), if management is of the opinion that the items are unusual in nature or size and are non-recurring. For completeness, we have provided a reconciliation of group EBIT (excluding significant items) to group EBIT (including significant items) in the table below, and the discussion of each business segment that follows includes a discussion of both measures of EBIT: EBIT (excluding significant items) and EBIT (including significant items). EBIT (excluding significant items) should not be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

	Profit before tax & significant items for year ended June 30,								
	2004			2003			2002		
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	($A, in thousands)								
Business Segments									
Pharmaceuticals	56,564	(128)	56,436	60,260	(1,310)	58,950	46,165	(1,916)	44,249
Consumer Products	10,366	106	10,472	872	(12,062)	(11,190)	6,714	4,072	10,786
Total Pharmaceuticals	66,930	(22)	66,908	61,132	(13,372)	47,760	52,879	2,156	55,035
Pathology	50,132	(223)	49,909	37,672	(1,694)	35,978	26,908	154	27,062
Diagnostic Imaging Services	18,984	—	18,984	18,546	—	18,546	16,740	—	16,740
Total Diagnostic Services	69,116	(223)	68,893	56,218	(1,694)	54,524	43,648	154	43,802
Pharmacy	32,637	—	32,637	29,930	—	29,930	19,454	—	19,454
Hospitals	—	37,892	37,892	—	54,614	54,614	—	71,647	71,647
Australia & Pacific logistics	—	—	—	—	(4,460)	(4,460)	—	51,133	51,133
Loomis Courier	—	—	—	—	7,985	7,985	—	21,499	21,499
Divestment of Logistics Services	—	—	—	—			—	—	—
Total Logistics Services	—	—	—	—	3,525	3,525	—	72,632	72,632
Unallocated	(12,182)	(410)	(12,592)	(13,245)	(646)	(13,891)	(12,839)	(46)	(12,885)
Earnings before interest, tax & significant items	156,501	37,237	193,738	134,035	42,427	176,462	103,142	146,543	249,685
Significant items before tax	(7,141)	504	(6,637)	(164,957)	(369,955)	(534,912)	(14,730)	(7,562)	(22,292)
Earnings before interest & tax	**149,360**	**37,741**	**187,101**	**(30,922)**	**(327,528)**	**(358,450)**	**88,412**	**138,981**	**227,393**
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)	(9,778)	(9,784)	(19,562)
Consolidated profit/(loss) from ordinary activities before tax	139,366	33,007	172,373	(55,863)	(335,701)	(391,564)	78,634	129,197	207,831

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CONSOLIDATED RESULTS OF OPERATIONS

Fiscal Year 2004 Compared to 2003

Operating Revenue

Our operating revenues of A$4,089.7 million in fiscal year 2004 represented a decrease of A$1,104 million, or 21.3%, from operating revenues of A$5,194.5 million in fiscal year 2003. This decrease principally reflected a decrease in operating revenues due to the sale of our discontinuing logistics business segment in fiscal year 2003 and the inclusion of only five months of sales revenue for our discontinuing hospitals business segment, which we sold in early December 2003.

This decrease in consolidated operating revenues was partially offset by an increase in sales revenue from our continuing businesses of A$326.7 million in fiscal year 2004, or 10.2%, from sales revenue of A$3,187.4 million in fiscal year 2003. Our sales revenue increased in all of our continuing business segments except for our consumer products business segment, which was adversely impacted by the Pan recall in the first half of fiscal year 2004. In our pathology and diagnostic imaging business segments, this revenue growth was partly driven by full period contributions from acquisitions undertaken in fiscal year 2003, and in Mayne Pharma, the revenue growth was partially driven by part-period contributions from acquisitions undertaken during fiscal year 2004.

Operating Expenses

The discussion of operating expenses is set out according to the operating expense categories disclosed in the Statement of Financial Performance as reported in Australian GAAP Financial Statements.

Employee expense decreased A$553.5 million in fiscal year 2004 to A$953.6 million, from A$1,507.1 in fiscal year 2003. The decrease was primarily due to the divestment of the logistics business segment in fiscal year 2003 and the divestment of the discontinuing hospitals business segment in fiscal year 2004.

Subcontractor expenses decreased A$238.5 million in fiscal year 2004 to A$15.7 million, from A$254.3 million in fiscal year 2003. The decrease was predominantly due to the divestment of the logistics business segment in fiscal year 2003 as a significant portion of labor for this business was supplied through subcontractors.

Purchases of materials and trading stocks increased A$29.8 million in fiscal year 2004 to A$2,237.2 million, from A$2,207.4 million in fiscal year 2003. A large proportion of this expense category relates to the purchasing of stock for the pharmacy business segment and, to a lesser extent, purchasing of raw materials for Mayne Pharma. The relatively small increase reflects increased activity in these businesses.

Changes in inventory reflected an increase in inventory of A$78.4 million in fiscal year 2004 compared to a decrease in inventory in fiscal year 2003 of A$26.8 million. Inventories increased in fiscal year 2004 due to inventory increases in several of our business segments. Inventories increased in our consumer products business segment due to anticipated increased consumer demand following the Pan recall, in Mayne Pharma due to preparation for product launches (including Paxene® for Europe and fluconazole in the US) taking place in early fiscal year 2005, and in the pharmacy business segment, in line with growth in this segment.

Marketing costs decreased A$65.6 million in fiscal year 2004 to A$38.1 million, from A$103.6 million in fiscal year 2003. The decrease was mainly due to a change in the marketing strategy to a more decentralized function controlled by the business segments, rather than a corporatized function.

Fleet operation and distribution costs decreased A$68.4 million in fiscal year 2004 to A$17.2 million, from A$85.6 million in fiscal year 2003. The decrease was primarily due to the sale of the logistics business segment in fiscal year 2003.

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Occupancy costs increased A$6.1 million in fiscal year 2004 to A$129.8 million, from A$123.6 million in fiscal year 2003. The increase was largely due to additional property rental expenses incurred by businesses we acquired. The sale of the hospitals and logistics business segments did not significantly reduce our occupancy costs, because we owned the majority of the premises associated with these business segments.

Borrowing costs decreased A$12.9 million, or 29%, to A$32.2 million in fiscal year 2004 from A$45.1 million in fiscal year 2003 due to lower net debt levels and generally lower global interest rates. Net debt levels were lower for the majority of fiscal year 2004 as the proceeds from the sale of our hospitals business in fiscal year 2004 were used for Mayne Pharma acquisitions and on and off-market share buy-backs.

Consumables expense decreased by A$141.8 million, or 43%, to A$190.5 million in fiscal year 2004 compared to A$332.3 million in fiscal year 2003. This decrease is primarily due to the sale of our logistics business segment in fiscal year 2003 and our hospitals business segment in fiscal year 2004.

Depreciation and amortization

Total depreciation and amortization expense decreased by $57.2 million to $156.3 million in fiscal year 2004. This decrease was primarily caused by the sale of our logistics and hospitals businesses in the last two years and offset partially by higher depreciation and amortization expenses in Mayne Pharma, pathology and diagnostic imaging following the acquisitions completed in fiscal years 2003 and 2004.

In 2004, depreciation expense was A$75.8 million and amortization expense was A$80.5 million.

Net Profit Attributable to Members and EBIT

Our net profit attributable to members of Mayne Group Limited, which includes significant items and discontinued businesses, was A$94.3 million in fiscal year 2004. This represented an increase of A$550.4 million from a net loss attributable to members of Mayne Group Limited of A$456.2 million in fiscal year 2003. This increase principally reflected higher profits in our continuing businesses, except for Mayne Pharma, lower interest and tax expenses and a substantial decrease in significant items offsetting net profit. See "—Significant Items" below for further presentation of these significant items in fiscal years 2004 and 2003.

Our consolidated EBIT (excluding significant items) of A$193.7 million in fiscal year 2004 represented an increase of A$17.3 million, or 9.8%, from consolidated EBIT of A$176.5 million in fiscal year 2003. This increase was attributable to an increase of A$22.5 million, or 16.8%, in our continuing businesses EBIT, which was partially offset by a lower EBIT contribution from the hospitals and logistics business segments. Our hospitals business segment contributed A$37.9 million of EBIT in fiscal year 2004, compared to A$54.6 million in fiscal year 2003. Our logistics business segment did not contribute EBIT to our fiscal year 2004 result and contributed A$3.5 million in fiscal year 2003.

As noted above, our continuing business EBIT was A$156.5 million in fiscal year 2004, representing an increase of A$22.5 million, or 16.8%, over our continuing business EBIT of A$134.0 million in fiscal year 2003. This increase in our continuing business EBIT was driven by increases in EBIT in all of our businesses, except for Mayne Pharma, as well as additional EBIT contributions relating to acquisitions in pathology and diagnostic imaging. The small decline in EBIT for Mayne Pharma recorded in fiscal year 2004 was attributable to a low number of new product launches during the year and the natural price erosion in the generic drug portfolio.

We believe that EBIT (excluding significant items) is useful to investors because it provides them with a greater level of insight into the underlying performance of our business than using EBIT (including significant items). Moreover, management believes that this measurement tool permits investors to examine the performance of each business between years with a higher degree of comparability. It should not, however, be considered to be an indication of, or alternative to, EBIT (including significant items) or net profit, in each case determined in accordance with Australian GAAP.

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Significant Items

The following provides detail as to the significant items recorded in each of the last three fiscal years.

	Year ended June 30,		
	2004	2003	2002
	(in A$ millions)		
Significant gains			
Proceeds from sale of logistics, consumer products and hospitals businesses divested	871.2	496.0	4.6
Total significant gains	**871.2**	**496.0**	**4.6**
Significant expenses			
Cost of investments in logistics, consumer products and hospitals businesses divested	(870.7)	(477.2)	—
Corporate development expenditure	(7.1)	—	—
Closure and sale of part of consumer products business	—	(13.7)	—
Write down and sale of hospitals business	—	(94.1)	—
Write down of IT assets	—	(34.8)	—
Product recall	—	(48.7)	—
Restructuring expense	—	(12.6)	(26.8)
Write down of non-current assets to their estimated recoverable amount	—	(350.0)	—
Total significant expenses	**(877.9)**	**(1,031.0)**	**(26.8)**
Net significant items (before tax)	**(6.6)**	**(534.9)**	**(22.3)**
Tax (expenses)/benefit on significant items	**(1.2)**	**21.9**	**45.6**
Significant items (after tax)	**(7.8)**	**(513.0)**	**23.3**

Fiscal Year 2003 Compared to 2002

Operating Revenue

Our operating revenues of A$5,194.5 million in fiscal year 2003 represented an increase of A$202.5 million, or 4.0%, from operating revenues of A$4,992.0 million in fiscal year 2002. This increase principally reflected an increase in operating revenues as a result of the full year impact of the acquisition of the Faulding business, which was acquired on October 1, 2001, and, to a lesser extent, the acquisition of QML (completed in October 2002), Pacific Healthcare (completed in February 2003) and QDI (completed in May 2003).

This increase in consolidated operating revenues was attributable to an increase in sales revenue from our continuing businesses of A$884.7 million in fiscal year 2003 to A$3,187.4 million, or 38.4%, from sales revenue in fiscal year 2002 of A$2,302.7 million.

Operating Expenses

The discussion of operating expenses is set out according to the operating expense categories disclosed in the Consolidated Statement of Financial Performance as reported in the Australian GAAP Financial Statements.

Employee expense decreased A$156.2 million in fiscal year 2003 to A$1,507.1 million, from A$1,663.3 in fiscal year 2002. The decrease was predominantly due to the divestment of the logistics business segment in February 2003, offset partially by a full year of employee expenses for employees acquired through the Faulding acquisition, compared to only nine months in fiscal year 2002.

Subcontractor expenses decreased A$149.3 million in fiscal year 2003 to A$254.3 million, from A$403.6 million in fiscal year 2002. The decrease was predominantly due to the divestment of the logistics business segment in February 2003, as a significant portion of labor for this business was supplied through subcontractors.

Purchases of materials and trading stocks increased A$1,216.0 million in fiscal year 2003 to A$2,207.4 million, from A$991.3 million in fiscal year 2002. A large proportion of this expense category relates to the purchasing of stock for the pharmacy business segment, and to a lesser extent, raw materials for Mayne Pharma. The significant increase reflects a full year contribution from these businesses in fiscal year 2003, compared to nine months contribution in fiscal year 2002.

Changes in inventory reflected a decrease in inventory of A$26.8 million in fiscal year 2003 compared to an increase in inventory in fiscal year 2002 of A$16.7 million. Inventory levels were lower in the later part of fiscal year 2003 due to lower levels of consumer products inventory following the Pan recall, and lower inventory in Mayne Pharma due to the industrial action taking place towards the end of fiscal year 2003.

Marketing costs increased A$26.0 million in fiscal year 2003 to A$103.6 million, from A$77.7 million in fiscal year 2002. The increase was predominantly due to a full year of marketing expenses incurred by businesses acquired with the Faulding acquisition, compared to only nine months in fiscal year 2002.

Fleet operation and distribution costs decreased A$66.7 million in fiscal year 2003 to A$85.6 million, from A$152.3 million in fiscal year 2002. The decrease was predominantly due to the sale of the logistics business segment in February 2003.

Occupancy costs increased A$68.3 million in fiscal year 2003 to A$123.6 million, from A$80.9 million in fiscal year 2002. The increase was partly due to a full period of occupancy costs relating to the Faulding businesses in fiscal year 2003, compared with only nine months in fiscal year 2003. The increase was also attributable to Diagnostic services businesses acquired during the 2003 fiscal year.

Borrowing costs decreased A$6.3 million, or 12%, to A$45.1 million in fiscal year 2003 from A$51.5 million in fiscal year 2002 due to the receipt of proceeds relating to the sale of our Logistics business in fiscal year 2003 offset partially by utilization of the proceeds for an on-market share buy-back program.

Consumables expense decreased by $128.2 million, or 28%, to $332.3 million in fiscal year 2003 compared to A$460.5 million in fiscal year 2002. This decrease is primarily due to the sale of our logistics business segment in fiscal year 2003.

Net Profit Attributable to Members and EBIT

Our net loss attributable to members of Mayne Group Limited, which includes significant items and discontinued businesses, was A$456.2 million in fiscal year 2003. This represented a decrease of A$629.8 million from a net profit attributable to members of Mayne Group Limited of A$173.6 million in fiscal year 2002. This decrease was due to a substantial increase in significant items in fiscal year 2003 offsetting net profit, including significant asset write-downs caused by a change to the use of discounted cashflow methodology for calculating the net recoverable amounts of non-current assets at June 30, 2003. Previously, the cash flows from our businesses were not discounted when calculating the asset valuation. The primary significant items were the following:

- an A$341.2 million write-down related to the hospitals business segment to bring their values in line with their net recoverable amounts calculated using a new discounted cash flow methodology. Included in this amount was an A$19.8 million loss on sale of the divested hospitals to Healthscope and Primelife Corporation;
- an A$80 million after tax write-down of the pharmacy business segment's goodwill to its net recoverable amount;
- an A$34.2 million after-tax provision in the consumer products business segment related to costs incurred as a result of the Pan recall an additional A$9.6 million provision related to streamlining the

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consumer products business segment and selling the international sunscreen and personal wash product businesses;

- an A$30 million write-down of deferred tax assets whose recovery was not considered virtually certain by management; and
- an after-tax write-down of A$24.4 million relating to our information technology assets that were originally capitalized and after-tax devolution costs of A$9.0 million associated with the return to a more decentralized Mayne group structure.

See "—Significant Items" above for a further discussion of these significant items in fiscal years 2003 and 2002.

Our consolidated EBIT (excluding significant items) of A$176.5 million in fiscal year 2003 represented a decrease of A$73.2 million, or 29.3%, from consolidated EBIT of A$249.7 million in fiscal year 2002. This decrease was attributable primarily to reduced contributions from the discontinued businesses in fiscal year 2003. Our logistics business segment contributed A$3.5 million in EBIT in fiscal year 2003 compared to A$72.6 million in fiscal year 2002. This decline in EBIT contribution from the discontinued businesses was partially offset by EBIT growth in the continuing businesses, especially Mayne Pharma and Diagnostic services. EBIT from continuing businesses was A$134.0 million in fiscal year 2003, representing an increase of A$30.8, or 29.8%, over EBIT of $103.2 million in fiscal year 2002. This increase was primarily due to the full year impact of the Faulding acquisition and improved earnings performance in the other continuing businesses. During the nine months of the Faulding businesses operations under Mayne ownership in fiscal year 2002, they contributed A$72.3 million to EBIT from continuing businesses.

MAYNE PHARMA

The following is a table that reconciles certain GAAP financial measures to non-GAAP financial measures for Mayne Pharma, on a segment basis for each of the last three fiscal years.

	Year ended June 30,		
	2004	2003	2002(7)
Sales(1)	**501.1**	**460.2**	**332.8**
EBITDA(2)	114.4	110.3	78.9
Total Depreciation & Amortization(3)	58.0	51.3	34.6
Earnings before interest & tax (excluding significant items)(2)(4)	56.4	59.0	44.2
Significant items before tax(5)	—	—	—
Earnings before interest & tax (including significant items)(6)	56.4	59.0	44.2

(1) Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(2) We believe that EBITDA and earnings before interest and tax (excluding significant items) are useful to investors because they provide investors with a greater level of insight into the underlying performance of our business than using comparable measures determined in accordance with Australian GAAP. Moreover, management believes that these measurements permit investors to examine the performance of each business between years with a higher degree of comparability. They should not, however, be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

(3) Total depreciation and amortization as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(4) Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

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(5) Significant items before tax as reported in Segment Note, note 25 of the Australian GAAP Financial Statements

(6) Earnings before interest and tax as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(7) Mayne Pharma results include the period of operation from the date of acquisition of Faulding on October 1, 2001 through June 30, 2002.

Fiscal Year 2004 Compared to 2003

Sales Revenue

Mayne Pharma's sales revenue of A$501.1 million in fiscal year 2004 represented an increase of A$40.9 million, or 8.9%, from sales revenue of A$460.2 million in fiscal year 2003. This increase was driven largely by higher sales from licensing of specialty pharmaceuticals in the Asia Pacific region, strong sales growth in Europe, the Middle East and Africa ("EMEA"), and the contribution from acquisitions completed in fiscal year 2004, partially offset by lower revenue in the Americas region and the weakness of other major currencies relative to the Australian dollar.

Below is a table showing the sales revenue of the pharmaceuticals business segment in each of its three global markets.

	Year ended June 30,	
Sales Revenue by region ($A in millions)	**2004**	**2003**
EMEA	203.4	176.1
Americas	126.8	143.9
Asia Pacific	170.9	140.2
Total Pharmaceuticals revenue	501.1	460.2

Europe, Middle East and Africa

The EMEA region's sales revenue increased by 15.4% to A$203.4 million in fiscal year 2004. This increase was driven by sales revenue growth through geographic expansion into Germany and the Nordic region and a strong contribution from pamidronate across the region and was partially offset by the foreign exchange impact of an increase in the value of the Australian dollar during the year.

Key developments during the fiscal year included our acquisition of the specialist manufacturing business in Wasserburg, Germany, and the completion of the collaboration agreement with Ivax Corporation that enabled us to launch the first alternative paclitaxel to Bristol Myers' Taxol® into major European markets in May 2004.

Americas

Sales revenue in the Americas region declined by 11.9% to A$126.8 million in fiscal year 2004. This decline relative to fiscal year 2003 was due to lower pricing for pamidronate compared to the prior year as new competitors entered the market and the appreciation of the Australian dollar during the year. Pricing for paclitaxel also came under pressure primarily as a result of Mylan, one of Mayne's competitors, significantly increasing supply to the market in the first half. These factors were partially offset by additional sales revenue generated through acquisitions undertaken during fiscal year 2004.

Key acquisitions undertaken during fiscal year 2004 included the acquisitions of Abbott Laboratories rights to sell and market paclitaxel in North America (September 2003), the acquisition of the paclitaxel active pharmaceutical ingredient, or API, business from Napro Biotherapeutics Inc., located in Boulder, Colorado

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(December 2003), and the acquisition of the MVI® and Aquasol® (injectable multivitamins) product ranges from aaiPharma Inc. (May 2004).

Asia Pacific

Reported revenue in the Asia-Pacific region increased by 21.9% to A$170.9 million in fiscal year 2004. This increase was driven primarily by revenue growth in Australia and New Zealand. In Australia, we licensed a number of patented drugs, launching four new products during the year: Eligard®, a prostate cancer product, and Kytril®, for oncology-related nausea, as well as licensing Granocyte®, a cell-growth factor for chemotherapy patients, and Gabitril®, an epilepsy drug. A higher level of Doryx export orders in the first half of fiscal year 2004 also contributed to the revenue increase. Revenues also were stronger in fiscal year 2004 compared to fiscal year 2003 due to the recovery following the outbreak of Severe Acute Respiratory Syndrome ("SARS") in parts of the Asia-Pacific region in fiscal year 2003.

EBIT

Mayne Pharma's EBIT (excluding significant items) of A$56.4 million in fiscal year 2004 represented a decrease of A$2.6 million, or 4.4%, from its EBIT of A$59.0 million in fiscal year 2003. This slight decrease in EBIT was attributable primarily to a lower number of new product approvals in fiscal year 2004, a lower contribution in the United States from the oncology drug pamidronate compared to fiscal year 2003 and the weakness of other major currencies relative to the Australian dollar. In fiscal year 2004, Mayne Pharma had a total of 34 new product approvals, compared to 73 new product approvals in fiscal year 2003. This decrease was due to a reduction in research and development in F.H. Faulding's product pipeline in the period preceding our acquisition of F.H. Faulding. Included in Mayne Pharma's EBIT in fiscal year 2004 were proceeds relating to a settlement with Mylan amounting to US$3.0 million, to compensate for some of the lost profits in paclitaxel caused by Mylan significantly increasing supply to the market in the first half of fiscal year 2004.

Mayne Pharma had no significant items in fiscal years 2004 or 2003.

Depreciation and Amortization

Mayne Pharma's depreciation and amortization expense increased by A$6.6 million, or 12.9%, from A$51.3 million in fiscal year 2003 to A$58.0 million in fiscal year 2004, primarily due to increased amortization expense related to acquisitions completed during fiscal year 2004.

Fiscal Year 2003 Compared to 2002

Sales Revenue

Mayne Pharma's sales revenue of A$460.2 million in fiscal year 2003 represented an increase of A$127.5 million, or 38.3%, from sales revenue of A$332.8 million in fiscal year 2002. However, sales revenue in fiscal year 2002 was lower because that period only reflected sales revenue over a nine-month period from the date of our acquisition of the Mayne Pharma business through and including June 30, 2002. Accordingly, most of this sales revenue growth was attributable to the operation of the Mayne Pharma business for a full year in fiscal year 2003 compared to only nine months in fiscal year 2003. This increase was offset by the weakness of other major currencies relative to the Australian dollar.

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Below is a table showing the sales revenue of the pharmaceuticals business segment in each of its three global markets.

Sales Revenue by region ($A in millions)	Year ended 2003	2002
EMEA	176.1	112.5
Americas	143.9	114.0
Asia Pacific	140.2	106.3
Total Pharmaceuticals revenue	460.2	332.8

EMEA

Revenue in EMEA increased 56.5% to A$176.1 million in fiscal year 2003. A large portion of this growth was again due to the full year contribution of the business to Mayne's reported results in 2003 compared to only a nine-month contribution in fiscal year 2002.

Growth in this region was largely attributable to the shift to a broad-based European business, giving Mayne Pharma a greater presence in the strategic pharmaceutical markets in France, Germany, Italy, Spain and the Nordic countries. The launch of pamidronate, used to support certain chemotherapy programs, contributed to stronger performance in the EMEA region in fiscal year 2003.

Americas

Revenue in the Americas region increased 26.2% to A$143.9 million in fiscal year 2003. Growth in this region was underpinned by the launch of pamidronate in April 2002. During fiscal year 2003, we continued to grow the market share for pamidronate, introduce new products such as hydromorphone and, leverage older, more established products to our customer base.

Asia Pacific

Revenue in Asia Pacific increased 31.9% to A$140.2 million in fiscal year 2003. This revenue growth was attributable to increased sales revenue in Australia for three key oncology products: paclitaxel, pamidronate and epirubicin.

EBIT

Mayne Pharma's EBIT increased by 33.2% to A$59.0 million in fiscal year 2003 from A$44.2 million in fiscal year 2002. This increase was attributable primarily to the full year contribution of the Mayne Pharma business in fiscal year 2003 compared to only nine months of EBIT contribution in fiscal year 2002, partially offset by some price erosion in major products (primarily pamidronate and carboplatin), industrial action at the Mulgrave plant, no significant new product launches and the weakness of other major currencies relative to the Australian dollar.

Depreciation and Amortization

Mayne Pharma's depreciation and amortization expense increased by A$16.7 million, or 48.3%, from A$34.6 million in fiscal year 2002 to A$51.3 million in fiscal year 2003, primarily due to the inclusion of a full year's results from this business in fiscal year 2003, compared to nine months in fiscal year 2002 following Mayne's acquisition of the business in October, 2002.

Mayne Pharma had no significant items in fiscal years 2003 or 2002.

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CONSUMER PRODUCTS

The following is a table that reconciles certain GAAP financial measures to non GAAP financial measures for our consumer products business segment for each of the last three fiscal years.

	Year ended June 30,		
	2004	2003	2002(7)
Sales(1)	**149.4**	**201.3**	**167.2**
EBITDA(2)	18.9	(2.4)	16.9
Total Depreciation & Amortization(3)	8.4	8.8	6.2
Earnings before interest & tax (excluding significant items)(2)(4)	**10.5**	(11.2)	10.8
Significant items(5)	—	(62.8)	—
Earnings before interest & tax (including significant items)(6)	**10.5**	**(74.0)**	**10.8**

(1) Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(2) We believe that EBITDA and earnings before interest and tax (excluding significant items) are useful to investors because they provides investors with a greater level of insight into the underlying performance of our business than using comparable measures determined in accordance with Australian GAAP. Moreover, management believes that these measurements permit investors to examine the performance of each business between years with a higher degree of comparability. They should not, however, be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

(3) Total depreciation and amortization as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(4) Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(5) Significant items before tax as reported in Segment Note, note 25 of the Australian GAAP Financial Statements

(6) Earnings before interest and tax as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(7) Consumer Products results include the period of operation from the date of acquisition of Faulding on October 1, 2001 through June 30, 2002.

Fiscal Year 2004 Compared to 2003

Sales Revenue

Our consumer products business segment's sales revenue of A$149.4 million in fiscal year 2004 represented a decrease of A$51.9 million, or 25.8%, from sales revenue of A$201.3 million in fiscal year 2003. This decrease was predominantly due to a smaller contribution of A$3.6 million in fiscal year 2004 from the discontinued businesses compared with sales revenues for discontinuing businesses of A$44.9 in fiscal year 2003. The discontinued sales revenues in fiscal year 2003 predominantly related to the personal wash and sunscreen businesses that were sold or discontinued during fiscal year 2003. Sales revenues from the continuing consumer products business segment decreased by 6.7% to A$145.8 million, primarily due to the negative impact of the Pan recall on the first half of fiscal year 2004 compared to the prior year period.

In April 2003, the Therapeutic Goods Association announced that it was requiring a recall of all products manufactured by Pan Pharmaceuticals. At that time, Pan Pharmaceuticals produced a significant quantity of health supplements sold by our consumer products business segment.

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EBIT

Our consumer products business segment's EBIT (excluding significant items) was A$10.5 million in fiscal year 2004, which represented an increase of A$21.7 million from a loss of A$11.2 million in fiscal year 2003. This increase in EBIT in fiscal year 2004 compared to fiscal year 2003 was partly attributable to A$12.1 million in losses from discontinuing businesses. Excluding the impact of discontinued businesses, continuing business EBIT increased by A$9.5 million, from A$0.8 million in fiscal year 2003 to A$10.4 million in fiscal year 2004. The increase in continuing business EBIT reflects a number of factors including cost savings from having tighter cost control and a more streamlined product portfolio, increased earnings due to introduction of our Nature's Own™ products into grocery stores and manufacturing and packaging efficiencies.

Our consumer products business segment's EBIT (including significant items) was A$10.5 million in fiscal year 2004, which represented an increase of A$84.5 million from its loss of A$74.0 million in fiscal year 2003. This increase in EBIT (including significant items) in fiscal year 2004 compared to fiscal year 2003 was attributable to the factors outlined above, and a substantial reduction in significant items from both continuing and discontinuing businesses from A$62.8 million in fiscal year 2003 to nil in fiscal year 2004. See "—Significant Items" above for a further discussion of significant items in fiscal years 2004 and 2003 as they relate to the consumer products business segment.

Depreciation and Amortization

Our consumer product business segment's depreciation and amortization expense decreased by A$0.4 million, or 4.7%, from A$8.8 million in fiscal year 2003 to A$8.4 million in fiscal year 2004.

Fiscal Year 2003 Compared to 2002

Sales Revenue

Our consumer products business segment's sales revenue of A$201.3 million in fiscal year 2003 represented an increase of A$34.1 million, or 20.4%, from sales revenue of A$167.2 million in fiscal year 2002. However, sales revenue in fiscal year 2002 was lower because that period only reflected sales revenue over a nine-month period from the date of our acquisition of the consumer products business as part of the Faulding acquisition through and including June 30, 2002. Accordingly, most of this sales revenue growth was attributable to the operation of the consumer products business for a full year in fiscal year 2003 compared to only nine months in fiscal year 2002. This increase in sales revenue was partially offset by the TGA's decision in April 2003 to suspend Pan Pharmaceuticals' manufacturing licence and recall all products they manufactured.

EBIT

Our consumer products business segment's EBIT (excluding significant items) was negative A$11.2 million in fiscal year 2003, which represented a decrease of A$22.0 million from its EBIT (excluding significant items) of A$10.8 million in fiscal year 2002. This decrease in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable primarily to approximately A$12.1 million in losses from discontinuing businesses in fiscal year 2002. In addition, due to lost sales caused by the Pan recall in fiscal year 2003, the continuing business EBIT for the consumer products business segment decreased to $A0.9 million in fiscal year 2003 compared to $A6.7 million in fiscal year 2002.

Our consumer products business segment's EBIT (including significant items) was negative A$74.0 million in fiscal year 2003, which represented a decrease of A$84.8 million from EBIT of A$10.8 million in fiscal year 2002. This decrease in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable primarily to substantial amounts of significant items from both continuing and discontinuing businesses that occurred in fiscal year 2003, but which did not occur in fiscal year 2002. See "—Significant Items" above for a further discussion of significant items in fiscal years 2003 and 2002 as they relate to the consumer products business segment.

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Depreciation and Amortization

Our consumer products business segment's depreciation and amortization expense increased A$2.6 million, or 41.9%, from A$6.2 million in fiscal year 2002 to A$8.8 million in fiscal year 2003, principally due to the inclusion of a full year's results from this business in fiscal year 2003, compared to nine months in fiscal year 2002 following Mayne's acquisition of the business in October 2002.

PATHOLOGY

The following is a table that reconciles certain GAAP financial measures to non GAAP financial measures for our pathology business segment, which includes our medical centres, on a segment basis for each of the last three fiscal years.

	Year ended June 30,		
	2004	2003	2002
Sales(1)	**526.5**	**432.0**	**282.1**
EBITDA(2)	81.9	61.2	40.0
Total Depreciation & Amortization(3)	31.8	25.2	13.0
Earnings before interest & tax (excluding significant items)(2)(4)	50.1	36.0	27.0
Significant items(5)	—	(8.1)	—
Earnings before interest & tax (including significant items)(6)	**50.1**	**27.9**	**27.0**

(1) Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(2) We believe that EBITDA and earnings before interest and tax (excluding significant items) are useful to investors because they provides investors with a greater level of insight into the underlying performance of our business than using comparable measures determined in accordance with Australian GAAP. Moreover, management believes that these measurements permit investors to examine the performance of each business between years with a higher degree of comparability. They should not, however, be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

(3) Total depreciation and amortization as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(4) Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(5) Significant items before tax as reported in Segment Note, note 25 of the Australian GAAP Financial Statements

(6) Earnings before interest and tax as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

Fiscal Year 2004 Compared to 2003

Sales Revenue

Our pathology business segment's sales revenue of A$526.5 million in fiscal year 2004 represented an increase of A$94.5 million, or 21.9%, from sales revenue of A$432.0 million in fiscal year 2003. This increase was due to higher volume of pathology episodes, including the full year contribution from the QML and Gippsland Pathology Service acquisitions, and a 3.1% fee increase approved by the Australian Commonwealth Government, which took effect from December 1, 2003. Sales revenue from our medical centres is also included in and contributed to the pathology segment's sales revenue.

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EBIT

Our pathology business segment's EBIT (excluding significant items) was A$50.1 million in fiscal year 2004, which represented an increase of A$14.1 million, or 39.1%, from EBIT of A$36.0 million in fiscal year 2003. This increase in EBIT in fiscal year 2004 compared to fiscal year 2003 was attributable primarily to the full year contribution from the QML and Gippsland Pathology Service acquisitions, strong EBIT improvement from Laverty Pathology, a 3.1% fee increase approved by the Australian Commonwealth Government, which took effect from December 1, 2003 and increased profits in the second half of fiscal year 2004, and an increased proportion of higher fee specialist work. Our medical centres improved its EBIT with only a minimal loss in fiscal year 2004 compared to a larger net loss in the prior year period. This improvement in the performance of our medical centres was due to rationalization of non-core assets and enhanced operating efficiencies.

The above factors more than offset a significant increase in head office costs allocated to our pathology business segment. The increase in functional cost allocations reflects the reduction in economies of scale following our divestment of the hospitals and logistics business segments.

Our pathology business segment's EBIT (including significant items) was A$50.1 million in fiscal year 2004, which represented an increase of A$22.2 million, or 79.3%, from EBIT of A$27.9 million in fiscal year 2003. In addition to the factors mentioned above, this substantial increase in EBIT in fiscal year 2004 compared to fiscal year 2003 was attributable primarily to a substantial reduction in significant items from A$8.1 million in fiscal year 2003 to nil in fiscal year 2004. See "—Significant Items" above for a further discussion of significant items in fiscal years 2004 and 2003 as they relate to the pathology business segment.

Depreciation and Amortization

Our pathology business segment's depreciation and amortization expense increased by A$6.6 million, or 26.5%, from A$25.2 million in fiscal year 2003 to A$31.8 million in fiscal year 2004, primarily due to the full year depreciation and amortization expense related to the QML and Gippsland Pathology Services acquisitions completed on October 1, 2002 and July 1, 2003, respectively.

Fiscal Year 2003 Compared to 2002

Sales Revenue

Our pathology business segment's sales revenue of A$432.0 million in fiscal year 2003 represented an increase of A$149.9 million, or 53.1%, from sales revenue of A$282.1 million in fiscal year 2002. This increase was due to higher volumes of pathology episodes, including the contribution from the QML acquisition, which was acquired in October 2002.

EBIT

Our pathology business segment's EBIT (excluding significant items) was A$36.0 million in fiscal year 2003, which represented an increase of A$8.9 million, or 32.8%, from EBIT of A$27.0 million in fiscal year 2002. This increase in EBIT in fiscal year 2004 compared to fiscal year 2003 was attributable primarily to the EBIT contribution from the QML acquisition, which was acquired in October 2002.

Our pathology business segment's EBIT (including significant items) was A$27.9 million in fiscal year 2003, which represented an increase of A$0.8 million, or 3.0%, from EBIT of A$27.1 million in fiscal year 2002. The factors outlined above were largely offset by A$8.1 million in significant items that occurred in fiscal year 2003, resulting in a relatively flat EBIT (including significant items) in fiscal year 2003 over fiscal year 2002. See "—Significant Items" above for a further discussion of significant items in fiscal years 2003 and 2002 as they relate to the pathology business segment.

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Depreciation and Amortization

Our pathology business segment's depreciation and amortization expense increased by A$12.2 million from A$13.0 million in fiscal year 2002 to A$25.2 million in fiscal year 2003, primarily due to the acquisition of Queensland Medical Laboratories on October 1, 2002.

DIAGNOSTIC IMAGING

The following is a table that reconciles certain GAAP financial measures to non GAAP financial measures for our diagnostic imaging business segment on a segment basis for each of the last three fiscal years.

	Year ended June 30,		
	2004	2003	2002
Sales(1)	**276.2**	**199.2**	**159.6**
EBITDA(2)	46.1	36.7	32.4
Total Depreciation & Amortization(3)	27.2	18.2	15.7
Earnings before interest & tax (excluding significant items)(2)(4)	**18.9**	**18.5**	**16.7**
Significant items(5)	—	—	—
Earnings before interest & tax (including significant items)(6)	**18.9**	**18.5**	16.7

(1) Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(2) We believe that EBITDA and earnings before interest and tax (excluding significant items) are useful to investors because they provide investors with a greater level of insight into the underlying performance of our business than using comparable measures determined in accordance with Australian GAAP. Moreover, management believes that these measurements permit investors to examine the performance of each business between years with a higher degree of comparability. They should not, however, be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

(3) Total depreciation and amortization as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(4) Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(5) Significant items before tax as reported in Segment Note, note 25 of the Australian GAAP Financial Statements

(6) Earnings before interest and tax as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

Fiscal Year 2004 Compared to 2003

Sales Revenue

Our diagnostic imaging business segment's sales revenue of A$276.2 million in fiscal year 2004 represented an increase of A$77.0 million, or 38.7%, from sales revenue of A$199.2 million in fiscal year 2003. This increase in sales revenue was primarily driven by the full-year contribution of Queensland Diagnostic Imaging, acquired by us in late May 2003, and the Pacific Healthcare sites acquired in February 2003. The sales revenue growth also reflects the successful integration of Melbourne Ultrasound for Women, which we acquired in the first half of fiscal year 2004, and continued growth in higher-modality examinations, which generate higher revenues per examination. This was partially offset by the sale of our Tasmanian practices in fiscal year 2003 and our Western Australian business in early fiscal 2004.

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EBIT

Our diagnostic imaging business segment's EBIT (excluding significant items) was A$18.9 million in fiscal year 2004, which represented an increase of A$0.4 million, or 2.2%, from EBIT of A$18.5 million in fiscal year 2003. The full-year contribution of Queensland Diagnostic Imaging and the Pacific Healthcare sites was partially offset by low industry volumes which corresponds with low growth in GP consultations, with no fee increase until June 2004, integration costs relating to our acquisition of Queensland Diagnostic Imaging and an increase in head office costs allocated to our diagnostic imaging business segment. This increase in functional cost allocations reflected the reduction in economies of scale following our divestment of the hospitals and logistics business segments.

Depreciation and Amortization

Our diagnostic Imaging business segment's depreciation and amortization expense increased by A$9.0 million, or 49.3%, from A$18.2 million in fiscal year 2003 to A$27.2 million in fiscal year 2004, primarily due to full-year depreciation and amortization expense related to the acquisition of Queensland Diagnostic Imaging in May 2003.

The diagnostic imaging business segment had no significant items in fiscal years 2004 or 2003.

Fiscal Year 2003 Compared to 2002

Sales Revenue

Our diagnostic imaging business segment's sales revenue of A$199.2 million in fiscal year 2003 represented an increase of A$39.6 million, or 24.8%, from sales revenue of A$159.6 million in fiscal year 2002. This increase in sales revenue was primarily driven by growth in revenue due to the acquisitions of Queensland Diagnostic Imaging and the acquisition of 10 radiology sites in New South Wales from Pacific Healthcare in the second half of fiscal year 2003.

EBIT

Our diagnostic imaging business segment's EBIT (excluding significant items) was A$18.5 million in fiscal year 2003, which represented an increase of A$1.8 million, or 10.8%, from EBIT of A$16.7 million in fiscal year 2002. This increase in EBIT in fiscal year 2003 compared to fiscal year 2002 was primarily driven by EBIT contributions in fiscal year 2003 from the acquisitions of Queensland Diagnostic Imaging and the acquisition of 10 radiology sites in New South Wales from Pacific Healthcare in the second half of fiscal year 2003.

Depreciation and Amortization

Our diagnostic imaging business segment's depreciation and amortization expense increased by A$2.5 million, or 16.2%, from A$15.7 million in fiscal year 2002 to A$18.2 million in fiscal year 2003, primarily due to the completion of a number of acquisitions in the year, as well as the acquisition of the Queensland Diagnostic Imaging business in May 2003.

The diagnostic imaging business segment had no significant items in fiscal years 2003 or 2002.

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PHARMACY

The following is a table that reconciles certain GAAP financial measures to non GAAP financial measures for our pharmacy business segment on a segment basis for each of the last three fiscal years.

	Year ended June 30,		
	2004	2003	2002(7)
Sales(1)	**2,068.6**	**1,943.4**	**1,406.3**
EBITDA(2)	42.5	46.7	34.5
Total Depreciation & Amortization(3)	9.9	16.8	15.0
Earnings before interest & tax (excluding significant items)(2)(4)	32.6	29.9	19.5
Significant items(5)	—	(80.0)	—
Earnings before interest & tax (including significant items)(6)	32.6	(50.1)	19.5

(1) Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(2) We believe that EBITDA and earnings before interest and tax (excluding significant items) are useful to investors because they provides investors with a greater level of insight into the underlying performance of our business than using comparable measures determined in accordance with Australian GAAP. Moreover, management believes that these measurements permit investors to examine the performance of each business between years with a higher degree of comparability. They should not, however, be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

(3) Total depreciation and amortization as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(4) Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(5) Significant items before tax as reported in Segment Note, note 25 of the Australian GAAP Financial Statements

(6) Earnings before interest and tax as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(7) Pharmacy results include the period of operation from the date of acquisition of Faulding on October 1, 2001 through June 30, 2002.

Fiscal Year 2004 Compared to 2003

Sales Revenue

Our pharmacy business segment's sales revenue of A$2,068.6 million in fiscal year 2004 represented an increase of A$125.2 million, or 6.4%, from sales revenue of A$1,943.4 million in fiscal year 2003. This increase in sales revenue was primarily driven by an 11% increase in revenue from hospital distribution in fiscal year 2004 compared to the previous fiscal year and continued growth in retail distribution.

EBIT

Our pharmacy business segment's EBIT (excluding significant items) was A$32.6 million in fiscal year 2004, which represented an increase of A$2.7 million, or 9.0%, from EBIT of A$29.9 million in fiscal year 2003. This increase in EBIT in fiscal year 2004 compared to fiscal year 2003 was attributable to decreased amortization expense resulting from a write-down to goodwill of A$80 million recorded at June 30, 2003. The pharmacy business segment's margins decreased during the first half of fiscal year 2004 because we charged lower prices to match aggressive and opportunistic pricing by our competitors during the period when we were evaluating offers to buy our pharmacy business segment, but then stabilized in the second half of fiscal year 2004.

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Our pharmacy business segment's EBIT (including significant items) was A$32.6 million in fiscal year 2004, which represented an increase of A$82.7 million from a loss of A$50.1 million in fiscal year 2003. In addition to the factors mentioned above, this increase in EBIT in fiscal year 2004 compared to fiscal year 2003 was attributable primarily to a reduction in significant items, totaling A$80.0 million for fiscal year 2003, in fiscal year 2004. See "—Significant Items" above for a further discussion of significant items in fiscal years 2004 and 2003 as they relate to the pharmacy business segment.

Depreciation and Amortization

Our pharmacy business segment's depreciation and amortization expense decreased by A$6.9 million, or 41.1%, from A$16.8 million in fiscal year 2003 to A$9.9 million in fiscal year 2004, primarily due to the $80 million write-down of goodwill associated with the Pharmacy business at June 30, 2003.

Fiscal Year 2003 Compared to 2002

Sales Revenue

Our pharmacy business segment's sales revenue of A$1,943.4 million in fiscal year 2003 represented an increase of A$537.1 million, or 38.2%, from sales revenue of A$1,406.3 million in fiscal year 2002. This increase in sales revenue resulted primarily from the full-year inclusion in fiscal year 2003 of the results for this business segment, which was acquired as part of the Faulding transaction in October 2001.

EBIT

Our pharmacy business segment's EBIT (excluding significant items) was A$29.9 million in fiscal year 2003, which represented an increase of A$10.4 million, or 53%, from EBIT of A$19.5 million in fiscal year 2002. This increase in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable to the full period contribution of the business segment in fiscal year 2003.

Our pharmacy business segment's EBIT (including significant items) was negative A$50.1 million in fiscal year 2003, which represented a decrease of A$69.6 million from EBIT of A$19.5 million in fiscal year 2002. In addition to the factors mentioned above, this decrease in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable primarily to an increase in significant items, totaling A$80.0 million, in fiscal year 2003. See "—Significant Items" above for a further discussion of significant items in fiscal years 2003 and 2002 as they relate to the pharmacy business segment.

Depreciation and Amortization

Our pharmacy business segment's depreciation and amortization expense increased by A$1.8 million, or 11.7%, from A$15.0 million in fiscal year 2002 to A$16.8 million in fiscal year 2003, primarily due to the inclusion of a full year's results of this business in fiscal year 2003, compared to nine months in fiscal year 2002 following Mayne's acquisition of the business in October, 2001.

HOSPITALS

The following is a table that reconciles certain GAAP financial measures to non GAAP financial measures for our discontinuing hospitals business segment on a segment basis for each of the last three fiscal years.

	Year ended June 30,		
	2004	2003	2002
Sales(1)	**565.7**	**1,287.1**	**1,396.7**
EBITDA(2)	58.9	125.4	139.0
Total Depreciation & Amortization(3)	21.0	70.8	67.4
Earnings before interest & tax (excluding significant items)(2)(4)	**37.9**	**54.6**	**71.6**
Significant items(5)	0.5	(373.6)	—
Earnings before interest & tax (including significant items)(6)	38.4	(318.9)	71.6

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(1) Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(2) We believe that EBITDA and earnings before interest and tax (excluding significant items) are useful to investors because they provides investors with a greater level of insight into the underlying performance of our business than using comparable measures determined in accordance with Australian GAAP. Moreover, management believes that these measurements permit investors to examine the performance of each business between years with a higher degree of comparability. They should not, however, be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

(3) Total depreciation and amortization as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(4) Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(5) Significant items before tax as reported in Segment Note, note 25 of the Australian GAAP Financial Statements

(6) Earnings before interest and tax as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

Fiscal Year 2004 Compared to 2003

Sales Revenue

Our discontinuing hospitals business segment's sales revenue of A$565.7 million in fiscal year 2004 represented a decrease of A$721.4 million from sales revenue of A$1,287.1 million in fiscal year 2003. This decrease in sales revenue was primarily driven by our sale of the discontinuing hospitals business segment in December 2003, which meant that our discontinuing hospitals business segment only contributed revenue for the first five months of fiscal year 2004.

EBIT

Our discontinuing hospitals business segment's EBIT (excluding significant items) was A$37.9 million in fiscal year 2004, which represented a decrease of A$16.7 million, or 30.5%, from EBIT of A$54.6 million in fiscal year 2003. This decrease in EBIT in fiscal year 2004 compared to fiscal year 2003 was attributable to our sale of the hospitals business segment in December 2003, which meant that our discontinuing hospitals business segment only contributed EBIT for the first five months of fiscal year 2004.

Our discontinuing hospitals business segment EBIT (including significant items) was A$38.4 million in fiscal year 2004, which represented an increase of A$357.3 million from a loss of A$318.9 million in fiscal year 2003. In addition to the factors mentioned above, this increase in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable primarily to a reduction in significant items, totaling A$373.5 million for fiscal year 2003, in fiscal year 2004. See "—Significant Items" above for a further discussion of significant items in fiscal years 2004 and 2003 as they relate to the discontinuing hospitals business segment.

Fiscal Year 2003 Compared to 2002

Sales Revenue

Our discontinuing hospitals business segment's sales revenue of A$1,287.1 million in fiscal year 2003 represented a decrease of A$109.6 million from sales revenue of A$1,396.7 million in fiscal year 2002. This decrease in sales revenue was primarily driven by the divestment of four hospitals in the second half of fiscal year 2002 driven by an ACCC decision when Mayne acquired the AHC hospital portfolio.

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EBIT

Our discontinuing hospitals business segment's EBIT (excluding significant items) was A$54.6 million in fiscal year 2003, which represented a decrease of A$17.0 million, or 23.7%, from EBIT of A$71.6 million in fiscal year 2002. This decrease in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable to an increase in nursing and medical indemnity insurance costs borne by all private hospitals during fiscal year 2003, as well as the sale of four profitable hospitals in fiscal year 2002. Our discontinuing hospitals business segment was also recovering from a very poor performance in the second half of fiscal year 2002 when Mayne abandoned its integrated healthcare strategy and decided to manage its healthcare businesses as a portfolio of relatively discrete assets.

Our discontinuing hospitals business segment's EBIT (including significant items) was negative A$318.9 million in fiscal year 2003, which represented a decrease of A$390.5 million from EBIT of A$71.6 million in fiscal year 2002. In addition to the factors mentioned above, this decrease in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable primarily to an increase in significant items, totaling A$373.5 million, in fiscal year 2003. See "—Significant Items" above for a further discussion of significant items in fiscal years 2003 and 2002 as they relate to the discontinuing hospitals business segment.

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ITEM 5B – LIQUIDITY AND CAPITAL RESOURCES

We believe that our cash holdings, operating cash flow and existing credit facilities are adequate to finance all of our existing business needs over the next twelve months, including anticipated capital expenditure and debt repayments. We expect to re-finance the US$350 million 6.25% Notes due 2006 with a combination of internal and external sources of funds. The external source of committed and uncommitted funds are shown and described in the below table. We believe that our operating cash flow, together with our ability to borrow under our existing credit facilities and access the bank debt and capital markets, will enable us to finance our foreseeable business needs.

Committed and uncommitted facilities

Set forth are the sources of liquidity for the past three fiscal years:

Financing facilities	June 30, 2004	June 30, 2003	June 30, 2002
		(in A$ millions)	
Committed facilities(1)	530.0	250.0	698.9
Less utilization	(217.3)	(60.0)	—
Available committed facilities	**312.7**	190.0	698.9
Drawn term financings(2)	529.2	548.4	646.7
Uncommitted facilities and programs(3)			
Commercial paper	—	800.1	853.3
Debt securitization	125.0	125.0	125.0
Less utilization	—	—	—
Total uncommitted facilities and programs	**125.0**	**925.1**	**978.3**

(1) At 30 June 2004, committed facilities include:

(a) Mayne has an A$500 million syndicated multi-currency and multi-issuer bank debt facility drawn to US$122.6 million and €22.5m (A$217.3 million). This facility includes a A$100 million tranche maturing on July 15, 2005 and a A$400.0 million tranche maturing on July 15, 2009.

(b) There is also a bilateral A$30 million bank debt facility.

(2) At 30 June 2004, drawn term financings include:

(a) US$350 million aggregate principal amount of notes maturing in February 2006.

(b) Loan agreement between Wasserburger Arzneimittelwerk Dr. Madaus GmbH ("Wasserburger") and IKB Deutsche Industriebank AG ("IKB") of an amount of €2.3 million (A$4.1 million) maturing June 30, 2009, including the security arrangements between IKB and Wasserburger.

(c) An unsecured loan received from a customer to finance the expansion of production capacity at Wasserburger for the amount of €10 million (A$17.5 million). The loan matures in September 2009.

(3) Uncommitted facilities and programs:

(a) Commercial Paper - Mayne no longer has access to this uncommitted funding source.

(b) Mayne has a A$125 million debtors securitization facility relating to Pharmacy trade receivables.

(c) Bank overdraft facilities are arranged in each country in which the consolidated entity operates. Terms and conditions are agreed from time to time by Mayne's Group Treasury.

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Set forth below is a summary of our cash flow for our past three fiscal years.

	Year Ended June 30,		
	2004	2003	2002
	(in A$ millions)		
Cash receipts from customers	4,416.5	5,513.3	5,366.3
Cash payments to suppliers and employees	(4,135.7)	(5,266.1)	(5,066.1)
Dividends and trust distributions received	0.1	0.6	1.9
Interest received	17.8	14.6	32.6
Borrowing costs paid	(30.0)	(43.3)	(55.7)
Income taxes (paid)/refunded	4.0	(33.0)	(98.9)
Net cash flows from operating activities	**272.7**	**186.0**	**180.1**
Proceeds on disposal of entities/business operations (net of cash disposed)	828.5	484.2	23.5
Payments made on divestment activities	(56.9)	(46.0)	—
Payments for acquisitions of entities/business operations (net of cash acquired)	(359.5)	(410.3)	(267.7)
Proceeds from sale of property, plant and equipment	2.8	9.2	89.2
Payment for property, plant and equipment	(131.7)	(163.4)	(175.0)
Proceeds from sale of investments	5.8	—	3.8
Payments for operating rights and licenses	56.7	—	—
Payments for investments	—	(15.1)	(5.5)
Proceeds from loans repaid	—	0.2	0.7
Payments for loans	—	—	(1.0)
Payments for additional equity in controlled entities	—	—	(60.6)
Proceeds/(payments) for loans to controlled entities	—	—	—
Proceeds from sale of Faulding oral pharmaceutical business	—	—	1,312.3
Payments for product development	(9.7)	—	—
Payments for amounts capitalized into goodwill	(8.0)	(23.3)	(73.8)
Net cash flows from investing activities	**214.7**	**(164.4)**	**845.8**
Proceeds from issue of shares	0.5	.01	9.8
Proceeds from borrowings	797.6	610.0	46.8
Repayments of borrowings	(648.5)	(550.0)	(1,094.1)
Finance lease principal	(3.6)	(9.0)	(9.1)
Payments for share buy-back	(493.8)	(132.0)	—
Dividends paid	(54.6)	(71.3)	(66.2)
Realized foreign exchange gains/(losses)	(32.9)	(27.1)	(60.0)
Net cash flow from financing activities	**(435.5)**	**(179.3)**	**(1,172.9)**
Net increase/(decrease) in cash held	**51.9**	**(157.8)**	**(147.0)**

For fiscal year 2004, net operating cash flows increased 46.7% from A$186.0 million in the fiscal year 2003 to A$272.7 million for the fiscal year 2004 mainly due to increased net operating cash flows from our continuing businesses. Reduced net borrowing costs resulted from the cash received from the hospitals business sale being received in advance of our share buy-back, reflected in lower average net debt levels over the year.

fiscal year 2003 due to higher net interest payments reflecting a higher level of debt. Lower tax payments reflect the use of carry forward tax losses in the Australian businesses.

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For fiscal year 2004, net investing cash flows increased from an outflow in 2003 of A$164.4 million to an inflow in 2004 of $214.7 million as a result of $828.5 million being received from the hospitals divestment in November 2003. Payments of A$359.5 million were made to acquire entities and business operations, primarily pharmaceuticals businesses. For fiscal year 2003, net investing cash flows decreased from an inflow in 2002 of A$845.8 million to an outflow in 2003 of A$164.4 million. The proceeds from the divestment of the Logistics business was largely offset by acquisitions of Diagnostic Services businesses. In fiscal year 2002, A$ 1,312.3 million was received from the sale of the Faulding oral pharmaceuticals business.

For fiscal year 2004, net cash outflows from financing activities increased to A$435.5 million in fiscal year 2004 from A$179.3 million. This was due primarily to higher payments of $A493.8 million for shares purchased during fiscal year 2004 as part of the off-market buyback program. For fiscal year 2003, net cash outflows from financing activities decreased from an outflow of A$1,172.9 million to an outflow of A$179.3 million mainly due to the net repayment of borrowings of A$1,094.1 million in fiscal year 2002.

Having regard to the recent cash flows generated from the hospitals business, taking into account ongoing capital investment requirements, the sale of that business during the first half of fiscal year 2004 did not have a material impact on our consolidated cash flows for the 2004 fiscal year, nor is it expected to have a material impact in future years.

Share buyback program

Mayne has obtained shareholder approval to acquire up to 77.6 million of its ordinary shares (as of June 30, 2004) in on-market buybacks until March 2005. Management has not determined whether further share buybacks will be conducted under this program.

Capital expenditures in the three-year period ended June 30, 2004

Capital expenditure on property, plant and equipment during the 2004, 2003 and 2002 fiscal years totaled A$131.7 million, A$163.4 million and A$175.0 million, respectively. The table below shows capital expenditure by business for the three-year period ended June 30, 2004.

	Fiscal year ending on		
Capital expenditure by business	**June 30, 2004**	**June 30, 2003**	**June 30, 2002**
		(in A$ millions)	
Pharmaceuticals	51.5	26.2	26.7
Consumer Products	1.4	3.0	7.3
Pathology Services (including medical centres)	13.1	10.8	6.5
Diagnostic Imaging	24.7	20.3	18.0
Pharmacy	5.4	6.4	7.5
Hospitals	29.6	57.9	47.3
Logistics	—	31.6	40.3
Unallocated	6.0	7.2	21.4
Total Capital Expenditure	**131.7**	**163.4**	**175.0**

We invested A$51.5 million in our pharmaceuticals business in fiscal year 2004 compared with A$26.2 million in fiscal year 2003. We also invested approximately A$27.0 million in development capital expenditure in fiscal year 2004, including Seidenader inspection machines, new quality assurance laboratories using isolator technology, as well as a freeze dryer for non-cytotoxic products. That development capital expenditure in fiscal year 2004 also included approximately A$14.0 million we invested in Aguadilla and Mulgrave related to the ongoing A$60 million redevelopment of those manufacturing facilities.

Taken together, we increased our capital expenditure in our pathology services and diagnostic imaging business units by 21.3% in fiscal year 2004. This increase over the prior fiscal year reflects the larger scale of

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these businesses following the acquisitions undertaken in fiscal year 2003. Our development capital expenditure in diagnostic imaging for fiscal year 2004 was A$12.9 million, which included the upgrade of the Knox facility in Victoria. In addition, we invested approximately A$0.9 million in development capital expenditure in our pathology business unit.

Our capital expenditure during each of the past three fiscal years ended June 30, 2004 has been below depreciation and amortization expenses. We finance our capital expenditures from the underlying cash flow of the businesses.

In-progress development capital expenditure projects

On November 28, 2003, we announced the development of a new laboratory for our Queensland pathology business, QML. Most of the work for this project will be done in fiscal year 2005, with the site becoming operational in fiscal year 2006. We estimate our total development costs will be approximately A$28.0 million for this project.

On December 17, 2003, we announced an upgrade to the production services at our injectable manufacturing plants in Aguadilla and Mulgrave at a total cost of A$60.0 million. We will invest A$50.0 million at Mulgrave to build a new oncology manufacturing facility and more than A$15 million at Aguadilla to upgrade the facility and install a new manufacturing line for injectable multivitamin products. We invested approximately A$14.0 million of these funds in fiscal year 2004. We expect to invest at least the majority of the remaining A$46.0 million in funds in fiscal year 2005.

Divestitures

We disposed of property, plant and equipment in each of the three past fiscal years ending on June 30, 2004. We realized A$2.8 million, A$9.2 million and A$89.2 million in fiscal years 2004, 2003 and 2002, respectively.

ITEM 5C – RESEARCH AND DEVELOPMENT

Mayne Pharma conducts research and development. Our spending on research and development totaled A$44.0 million, A$44.8[1] million and A$44.7 million for the fiscal years 2004, 2003 and 2002, respectively. For a description of our research and development and patents policies, see "Item 4 – Information on the Company."

ITEM 5D – TRENDS AND OUTLOOK OF RESULTS

Please see "Operating and Financial Review and Prospects" and "Item 4 – Information on the Company" for trend information.

ITEM 5E – OFF BALANCE SHEET ARRANGEMENTS

The Company leases real property and some plant and equipment under operating leases. A profile of operating lease commitments is set out in Note 38(o) to Mayne's financial statements. Lease terms for plant and equipment are predominantly 3 to 5 years, however, longer leases are entered into for equipment with longer useful lives, such as CT scanners and MRI machines. Lease terms for property are predominantly 3 to 10 years depending on the strategic importance of the property and prevailing market conditions for such properties.

In respect of the divested hospitals business, Mayne used off balance sheet arrangements to finance the construction of a number of privately operated government hospitals.

The following off balance sheet arrangements were established in prior years and will be unwound following the sale of the hospitals.

---

1 R&D expenditures for fiscal year 2002 include expenditures of the F.H. Faulding business ("Faulding") for the three months ended September 30, 2001, which was prior to our acquisition of Faulding. R&D expenditures for Faulding during this period are based on Faulding's management accounts.

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Noosa Hospital

Nature and Purpose:

Noosa is a 109-bed health facility comprising a public hospital (with 74 beds) and a private hospital (with 35 beds) built as a 20-year BOOT (Build Own Operate Transfer) project. The Noosa Hospital financing structure is a leasing arrangement, which is based on Queensland Health Department, a Queensland State Government agency, being a purchaser of public health services from Mayne for a period of 20 years.

Financial Impact:

Following receipt of the relevant regulatory approvals, the Noosa Hospital financing was repaid on July 26, 2004 for an amount of A$14.9 million. This payment was fully provided for as at June 30, 2004.

Joondalup Health Campus

Nature and Purpose:

Mayne operates the Joondalup Health Campus, a major health campus situated in Wanneroo, approximately 20 kilometres north of Perth, Western Australia. The Campus contains a public hospital with (with 235 beds) and a private hospital with (with 105 beds).

The Joondalup Health Campus was commissioned and commenced operation in January 1998 following Mayne's appointment by the Government of Western Australia to develop and operate the Joondalup Health Campus. The project is a BOOT (Build Own Operate Transfer), with a term of 20 years for the public hospital and 40 years for the private hospital.

Mayne Finance Limited ("MFL"), a wholly owned subsidiary of Mayne, is the company which acquired, constructed and funded the Campus. The land on which the Campus is situated has been leased by the Government of Western Australia to MFL under a 20-year site lease (the "Site Lease"). MFL, in turn, has sub-leased the Site to Mayne under a sub-lease (the "Sub-lease") for a similar period to enable Mayne to operate the Campus. Part of the Campus is leased from Mayne back to the Government of Western Australia under a Sub-sub-lease, for a Community Health Facility. In return for Mayne's provision of the health services and facility, the Government of Western Australia agreed to pay Mayne an availability charge/ rental.

The construction of the Campus was initially funded by a 364-day banking facility. In June 1999, to eliminate financing and interest rate risk associated with the funding of a long-term asset with short-term debt, MFL's floating debt was replaced by an A$92 million fixed coupon (8.18%) bond ("the Bond") for 20 years. Under this securitization arrangement, MFL's right to receive rent from Mayne was sold to the trustee of the Bond Trust. The semi-annual coupon to bond holders is funded by rent payable by the Government of Western Australia to Mayne, as well as, group cashflows from Mayne. The Bond is rated by Standard and Poor's and carries the same long term rating as Mayne. The bond payments are administered by the Trustee of the Bond Trust. Mayne is the manager of the Bond Trust.

Financial Impact:

As at June 30, 2004, the fair value of Mayne's commitment under this financing structure is approximately A$38.6 million, which represents Mayne's future rental payable in relation to the private hospital.

Importance:

The off-balance sheet financing arrangements for Noosa Hospital and Joondalup Health Campus provide cost effective long term funding for Mayne that typically matches the term of the underlying hospital services

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agreement. However, off balance-sheet financing arrangements are only considered and undertaken by Mayne on a project-by-project basis, typically for Build, Own, Operate & Transfer ("BOOT") projects, where the financed asset reverts back to Government for nil consideration. Mayne's core means of financing on-going operations is through on-balance sheet committed and uncommitted bank debt facilities and programs as disclosed in Note 23(f) of the financial statements.

Trend and Uncertainties:

All of the hospital finance arrangements (except rentals that relate to the public portion of Joondalup Bond) effectively rely on the hospitals' ability to generate sufficient cashflows to service the off-balance sheet debt. Therefore there is a risk to Mayne that the level of patronage/ patient volumes may not be adequate to generate sufficient funds to meet the project specific fixed charge obligations. Under that scenario, Mayne would need to use alternative sources of funds to meet those project specific fixed charge obligations. As previously stated, Mayne announced the sale of its hospitals business to a consortium of private equity buyers in October 2003. It is important to note that Mayne expects to extinguish all obligations related to the Joondalup financing arrangement upon transfer of this hospital to the acquiring consortium when regulatory approvals are received (Noosa financing arrangement transferred on July 26, 2004).

PURCHASE OBLIGATIONS

Under a purchase agreement (with an effective date of July 1, 2002) with one of Mayne's suppliers of medical products, Mayne has agreed to purchase medical products (which includes both equipment and services) from the supplier to the value of A$51,800,000 over the term of 5 years. The agreement includes a provision that prevents the supplier from charging Mayne more than any other customer for any particular product charges. In return, Mayne purchased a Magnetic Resonance Imaging ("MRI") system and a Computerized Tomography ("CT") system from the supplier at a discounted price. If the value of products purchased by Mayne falls short of the agreed value of A$51,800,000, then Mayne is required to pay the supplier liquidated damages. Based on products purchased to date under this agreement, the outstanding purchase obligations have been reduced to A$27,700,000. The amount of liquidated damages payable is calculated by multiplying $2,012,500 (in respect of the first two years) or A$1,112,000 (for each subsequent year) by the percentage by which Mayne falls short of the required level of purchases for the relevant year or years. As such, the risk of Mayne being required to pay the liquidated damages (if any) is dependent on the level of purchases it makes over the term of the contract.

ITEM 5F – CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The table below summarizes Mayne's contractual obligations as at 30 June 2004:

	Payments due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Long-term Debt(1)	761,510	15,746	598,869	8,328	138,566
Capital Lease Obligations	12,654	5,939	5,511	1,165	39
Operating Leases(2)	258,601	71,347	91,227	48,635	47,392
Purchase Obligations	27,700	9,200	18,500	—	—
Other Long-term Liabilities Reflected on the Registrant's Balance Sheet under Australian GAAP	63,545	4,445	8,890	8,890	41,320
Total Contractual Obligations	1,124,010	106,677	722,997	67,018	227,317

(1) Includes Mortgagee loan relating to Noosa Hospital, drawn bank debt described in Item 5B and the US$350 million 6.25% notes due 2006.

(2) Under a lease agreement with one of Mayne's lessors, if Mayne's long-term credit rating falls below BBB-, Mayne is required (within 90 days) to either terminate the operating leases with the lessor, purchase the

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leased assets outright or come to an acceptable go forward arrangement with the lessor. As at June 30, 2004, the total operating lease commitment with the said lessor was A$37.6 million. Of this amount, approximately A$31.9 million was related to the Logistics and Hospitals businesses that were sold during the 2003 and 2004 financial years. Mayne novated A$31.5 million of these leases to the purchasers of those businesses after June 30, 2004. Following the novation of the Logistics & Hospitals leases, the level of outstanding operating lease commitments with this lessor is only A$5.7 million.

(3) Mayne has guaranteed the borrowings of certain pharmacists under the Pharmacy Guarantee Scheme. Refer to Note 29 of the Australian GAAP financial report for details of this scheme.

ITEM 6 – DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

At September 30, 2004, the Directors of Mayne Group Limited were as follows:

Name	Position	Initially Elected or Appointed	Date Eligible for election/re-election
Peter John Willcox	Chairman	2002	2005(1)
Peter Charles Barnett	Director	1996	
Dr Ian David Blackburne	Director	2004	2004(2)
Stuart Bruce James	Managing Director	2002	
Sarah Carolyn Hailes Kay	Director	2001	2004(2)
Peter Edward Mason	Director	1992	
Rowan McRae Russell	Director	2001	2005(2)
Prof Judith Sloan	Director	1995	

(1) Under the current board policy, there is a tenure limit of 9 years for non-executive directors. In accordance with this policy Professor Sloan retired at the conclusion of Mayne's Annual General Meeting on November 9, 2004. Messrs Mason and Barnett will retire in February 2005.

(2) As Managing Director, Mr SB James is not subject to retirement by rotation.

Sir Ross Buckland resigned as a Director on March 4, 2004. Dr Ian David Blackburne was appointed a Director effective September 1, 2004.

Pursuant to Mayne's constitution, and subject to the provisions of the Corporations Act 2001, a Director may from time to time, by notice in writing to Mayne, appoint any person approved by the majority of the other Directors to act as an Alternate Director in the Director's place for such period as the Director decides. At September 30, 2004, there were no Alternate Directors.

Details of each Director's qualifications, experience and special responsibilities are as follows:

Mr Peter Willcox
BA (Hons), MA (Physics)
Chairman

Mr Willcox joined the Board in October 2002 as Deputy Chairman and became Chairman on January 1, 2003. He is a member of the Board's Nomination, Remuneration and Audit and Compliance committees. He is Chairman of AMP Ltd, and was previously a Director of Lend Lease Corporation and Energy Developments Ltd. Mr Wilcox is also a former Director of FH Faulding & Co. Ltd, James Hardie Industries Ltd, Schroders Holdings Australia Ltd, BHP Ltd, North Ltd, Woodside Petroleum Ltd, Tejas Gas Corporation (USA) and Hamilton Oil Corporation (USA). Mr Wilcox is also a former Chief Executive Officer of BHP Petroleum. Age 59.

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Mr Peter Barnett
FCPA

Mr Barnett joined the Board in 1996. He is Chair of the Board's Audit and Compliance Committee and a member of its Remuneration Committee. Mr Barnett is also a Director of AMCIL, Santos Ltd and Symbion Pty Ltd., a Director and shareholder of Opis Capital Ltd., a member of the ABN AMRO Australasian Advisory Council and Vice Chairman of the Victoria Racing Club Committee. Mr Barnett is also a former Chief Executive Officer of EZ Industries Ltd and Managing Director of Pasminco Ltd (1988-1995). Age 64.

Dr Ian Blackburne
PhD (Chemistry), MBA

Dr Blackburne joined the board in September 2004. He is Chairman of CSR Limited and Australian Nuclear Science and Technology Organisation. Director of Suncorp Metway and Teekay Shipping Corporation. He holds the honorary post of Adjunct Professor at University of Queensland in the Schools of Molecular Sciences and Management. Dr Blackburne is also a former Managing Director of Caltex Australia. Age 58.

Mr Stuart James
BA (Hons)
Group Managing Director and Chief Executive Officer

Mr James joined Mayne as Chief Operating Officer in July 2000. He joined the Board in January 2002 as an Executive Director and became Group Managing Director and Chief Executive Officer in August 2002. Previously, Mr James was Managing Director, Australian Financial Services, Colonial, including Managing Director Colonial State Bank (formerly State Bank of New South Wales) following 25 years with Shell Australia and Shell International. Age 55.

Ms Carolyn Kay
BA, LLB, GradDipMgmt

Ms Kay joined the Board in 2001. She is Chair of the Board's Nomination Committee and member of the Occupational Health, Safety and Environment Committee. She is Director of Commonwealth Bank of Australia Ltd and Deputy Chair, Victorian Funds Management Corporation, a former Executive Director of Morgan Stanley (in London and Melbourne) and former Director of Colonial State Bank, Treasury Corporation of Victoria and Ansell Ltd. Age 43.

Mr Peter Mason AM
BCom (Hons), MBA

Mr Mason joined the Board in 1992. He is a member of the Board's Audit and Compliance Committee. Mr Mason is also chairman of JP Morgan Chase Bank Australia, Ord Minnett Holdings Pty Limited, and a director of AMP Limited. Mr Mason is also a member of the Council of the University of New South Wales, and a director of the University of New South Wales Foundation, Australian Research Alliance for Children. Age 58.

Mr Rowan Russell
BA, LLB (Hons)

Mr Russell joined the Board in 2001. He is Chair of the Board's Remuneration and Occupational Health, Safety and Environment committees and a member of the Nomination Committee. Mr Russell is a partner of Mallesons Stephen Jaques, and a Professional Associate of the Monash University Law School. Age 49.

Professor Judith Sloan
BA (Hons), MA (Melb), MSc

Professor Sloan joined the Board in 1995. Until her retirement on November 9, 2004 she was a member of the Board's Occupational Health, Safety and Environment Committee. She remains on the Trustee Board of the

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Mayne Group Superannuation Fund Pty Ltd., and is a Director of Santos Ltd and Deputy Chairman Australian Broadcasting Corporation. She is also Commissioner of the Productivity Commission (part-time) and a former Professor of Labor Studies, Flinders University, South Australia. Age 49.

New Director Appointments

On October 26, 2004, Mayne announced it was appointing Mr David William Knott and Dr John Martin Sime as non-executive directors, effective November 10, 2004.

Mr David William Knott
LLB

Mr Knott has more than 30 years of experience in law, financial services and public administration during which he has held a variety of CEO and other senior management positions. On 31 December 2003, he completed a three-year term as Chairman of the Australian Securities and Investments Commission. He previously held senior public management roles in prudential supervision and funds management including Chief Operating Officer of the Australian Prudential Regulatory Authority, Executive Director of the Australian Financial Institutions Commission and Managing Director of Commonwealth Funds Management Limited. He has extensive private sector experience gained in 13 years of legal practice (specialising in commercial and corporate law) followed by 10 years in investment banking. Age 55.

Dr John Sime
PhD (Biochemistry), MSc (Physical Chemistry), FRSC, CChem

Dr Sime has held senior positions in academia and the pharmaceutical industry. He is currently Adjunct Professor at Swinburne University of Technology in the School of Research and Graduate Studies and was previously Director of Research Support and Development at the Imperial College of Science Technology and Medicine in London. Dr Sime was Chief Executive Officer of the BioIndustry Association (UK) and has more than 25 years experience at SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline plc) having held a number of senior positions including Managing Director of the Australasian business and Global Senior Vice President and Director, Strategic Marketing. Age 63.

Senior Management

The Senior Managers of Mayne as at September 30, 2004 are as follows:

Name	Position	Initially Appointed	Joined Company
Stuart Bruce James	Group Managing Director and Chief Executive Officer	2002	2000
Paul Andrew Binfield	Chief Financial Officer	2003	1999
David Benjamin Cranwell	Group General Manager, Pharmacy	2003	1995
Peter John Fleming	Chief Information Officer	2002	2002
Stuart Hinchen	President Americas – Pharmaceuticals	2003	1995
Peter Lindsay Jenkins	Chief Development Officer	2000	2000
Michael Kotsanis	President Asia Pacific – Pharmaceuticals	2003	2001
Jeffrey Wayne Pearce	Group General Manager Personnel	2000	2000
Alan Morton Reid	President Global Services – Pharmaceuticals	2001	2001
Scott Richards	President Europe, Middle East, Africa – Pharmaceuticals	2003	2001
Neil Rodaway	Group General Manager, Diagnostic Services	2003	1992

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Details of each Senior Managers' (other than SB James) qualifications, experience and special responsibilities are as follows:

Peter Jenkins
BCom, ACA (NZ)
Chief Development Officer

Mr Jenkins joined Mayne in 2000 as Chief Financial Officer and moved to his current role of Chief Development Officer in August 2003 to focus on the development activities of the group and in particular the Pharmaceuticals business. Peter previously held senior planning, business integration and finance positions at Colonial – including Chief Financial Officer of Colonial Australian Financial Services – and senior planning, finance and marketing positions at Shell Australia. Age 52.

Paul Binfield
BA (Hons), ACA (UK), ACA (NZ)
Chief Financial Officer

Mr Binfield joined Mayne in 1999 and is responsible for all aspects of Mayne's financial management and reporting as well as the group's corporate services. Paul was previously employed in a senior financial position with Fortis, an international financial services company, and worked with Price Waterhouse in Australia and overseas. Age 39.

Neil Rodaway
BSc (Hons), ACA (UK), FCS
Group General Manager Diagnostic Services

Mr Rodaway joined Mayne in 1992. He is responsible for the group's Diagnostic Services division, which includes Pathology and Diagnostic Imaging services and Medical Centres. Neil has held a number of operational and senior finance roles with Mayne. Immediately prior to his current role, Neil was responsible for the strategic disposal of the Mayne hospital portfolio. Age 40.

David Cranwell
MBA, MNautSc
Group General Manager Pharmacy

Mr Cranwell joined Mayne in 1995 and is responsible for the group's Pharmacy business. He was previously Group General Manager of Mayne's international Logistics business. David has held senior management positions with TNT and CS First Boston and is a qualified Master Mariner. Age 47.

Stuart Hinchen
BEc, CA
President, Americas

Mr Hinchen joined Mayne in 1995. He is responsible for the pharmaceutical businesses in the USA, Canada and Latin America. Stuart previously held senior finance positions with Mayne, both in Australia and internationally. Age 41.

Michael Kotsanis
BSc, GradDipBus, MBus
President, Asia Pacific

Mr Kotsanis joined Mayne in 2001. He is responsible for Mayne's pharmaceutical business in the Asia Pacific region. Michael has more than 16 years experience in the pharmaceutical industry and held a variety of sales and marketing positions with a multinational company until he joined Faulding in 1999. Age 38.

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Scott Richards
President, Europe, Middle East and Africa

Mr Richards joined Mayne in 2001. He is responsible for Mayne's pharmaceutical operations in Europe, the Middle East and Africa. Scott previously held a number of senior positions in Faulding's pharmaceutical business, including Vice President, Commercial Operations for Australia and New Zealand. Age 40.

Alan Reid
BA (Hons)
President Global Services

Mr Reid joined Mayne in 2001. He is responsible for the group's global pharmaceutical support activities, including marketing, technical operations, quality, product and research development, and for the Consumer Products business unit. Alan was previously Senior Vice President - Asia Pacific for Basell International, a BASF/Royal Dutch Shell Group joint venture. Through assignments with Shell International, he has multi-discipline international experience in the energy, resources, polymers and chemical industries. Age 58.

Peter Fleming
BBM, GradDipComp
Chief Information Officer

Mr Fleming joined Mayne in 2002. He is responsible for information technology initiatives across the group, including the evaluation of emerging technologies to support Mayne's businesses internationally. Previously Chief Information Officer at Vodafone Australia and Colonial Limited, Peter has also held senior IT roles with Coles Myer. Age 45.

Jeff Pearce
BCom
Group General Manager Personnel

Mr Pearce joined Mayne in 2000 and is responsible for personnel, occupational health and safety and security for the group. Jeff was previously Group General Manager Personnel at Colonial Limited, following a 30-year career with Trans Australia Airlines where he held senior positions in personnel and airline operations. Age 61.

COMPENSATION

Mayne's broad policy for the management of emoluments of Board members and senior executives is as follows:

Non-Executive Directors

Mayne's Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors for each financial year and its distribution amongst them, provided that the total amount does not exceed the maximum amount approved from time to time by shareholders in a general meeting.

Total remuneration for all Non-Executive Directors, as approved by shareholders at the Annual General Meeting on November 9, 2004, is not to exceed $1,500,000 per annum in aggregate.

The total remuneration paid to all of the non-executive Directors for their services as Directors during 2003/2004 in aggregate was $883,152. Non-Executive Directors are required to apply part of their Directors' fees to acquire shares in Mayne. Further details of Director emoluments, and of the Board's policy and practice with respect to Director remuneration, are set out in the Directors' Report in Mayne's financial statements.

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In May 2003, the Board changed the structure of Board remuneration by closing the non-executive Director retirement allowance scheme to all future Directors and to current Non-Executive Directors with less than two years service. Previously, after completing two years of service, each Director was invited to enter into a service agreement, which provides a retirement benefit on terms previously approved by shareholders. The three longer serving non-executive Directors, being Messrs PE Mason, PC Barnett and Professor J Sloan have pre-existing service agreements with Mayne and continue to be entitled to the payment of a retirement allowance in accordance with their agreements (the form of which had previously been approved by shareholders). Under these agreements Mayne provides a retirement allowance equivalent to the last three years of the Director's fees, plus 5% of that amount for each additional year of service beyond three years. Any superannuation benefits from compulsory company contributions are deducted from this allowance.

In recognition of the closing of the Non-Executive Director retirement allowance scheme, fees for Non-Executive Directors with less than two years service (and therefore not party to a service agreement) were increased effective from their date of appointment.

In August 2003, the Board resolved that the person holding the position of Chairman of the Audit & Compliance Committee should receive an additional fee of $15,000 per annum.

In July 2004, after reviewing market data from remuneration consultants, the Board further resolved to increase Directors' fees for all Non-Executive Directors by 10%, with this change taking effect from July 1, 2004. This resulted in an increase in Directors' Fees for Non-Executive Directors with existing service agreements from $75,000 per annum to $82,500 per annum, non-executive Directors without service agreements from $100,000 per annum to $110,000 per annum, and the Chairman from $300,000 per annum to $330,000 per annum. Further, the Board resolved that the chair of the Remuneration, Nomination and Occupational Health Safety and Environment committees, together with the Board's representative on the Mayne Group Superannuation Fund Trustee Board, should receive an additional $10,000 per annum.

The revised fee structure was within the overall maximum aggregate cap of $1,000,000 per annum in respect of Directors' fees that applied at the time the changes were effected. Since then, at the Annual General Meeting on November 9, 2004, shareholders approved an increase of the maximum aggregate remuneration of Non-Executive Directors to $1,500,000 a year.

The Board also believes it is important for Non-Executive Directors to have share ownership in Mayne to better align their interests with those of shareholders. To achieve this, the establishment of a Non-Executive Directors' Share Plan ('the Plan') was approved by shareholders at the Annual General Meeting held in November 2000. Those Directors who are not entitled to a retirement allowance must apply a minimum of 20% of their Directors' Fees in acquiring shares in Mayne under the Plan. Directors who are entitled to receive a retirement allowance are required to apply a minimum of 10% of their fees in acquiring shares under the Plan. The Plan also allows Non-Executive Directors to take a higher proportion of their fees in the form of shares should they elect to do so.

A Non-Executive Director who acquires shares under the Plan generally must not transfer those shares before the earlier of the end of ten years from the date acquired or the date on which the Non-Executive Director ceases to be a Director of Mayne.

At the 2000 Annual General Meeting shareholder approval was obtained to purchase shares on the Australian Stock Exchange or issue shares under the Non-Executive Directors Share Plan for three years from the Plan's commencement. The approval to issue shares under the Plan expired on December 31, 2003 and the Board has determined not to seek further approval from shareholders to allow for new issues in the future. No further shareholder approval is required for the purchase of Shares on-market under the Plan.

During the fiscal year 2004, a total of 72,303 ordinary shares were purchased on the market in accordance with the Plan. No shares were issued under the Plan during the year.

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Total fees paid to Non-Executive Directors (cash plus shares) are inclusive of fees in connection with attendance at Board and Board Committee meetings.

Details of the amount of each element of the emoluments of each Non-Executive Director for the year are:

Non-Executive Director	Director Fees Cash A$	Director Fees Shares	Other benefits(1) A$	Total Remuneration A$
P J Willcox	240,000	60,000	27,938	327,938
P C Barnett(2)(3)	78,750	8,750	7,969	95,469
R Buckland	54,493	13,516	6,224	74,233
S C H Kay	80,000	20,000	9,187	109,187
P E Mason(2)	—	75,000	9,007	84,007
R McR Russell	50,000	50,000	10,474	110,474
J Sloan(2)	60,000	15,000	6,844	81,844

(1) The Non-Executive Directors' other benefits include Fringe Benefits Tax and company contributions to superannuation.

(2) These Directors have a signed Service Agreements with Mayne and are entitled to receive a retirement allowance.

(3) Mr Barnett is Chair of the Audit & Compliance Committee and was entitled to an additional $15,000 fee per annum effective September 1, 2003.

Group Managing Director and Chief Executive Officer

The Group Managing Director and Chief Executive Officer, Mr S B James, is the only Executive Director of Mayne Group Limited.

On August 29, 2002, Mayne entered into an agreement with Mr James covering his appointment as Group Managing Director and CEO for a period of five years. If Mr James' employment is terminated by Mayne, other than for specified cause, Mayne must pay Mr James a lump sum separation amount equivalent to fixed annual remuneration for the unexpired portion of the agreement or two years, whichever is the lesser.

The total remuneration for Mr James currently comprises four components:

- Fixed Annual Remuneration ("FAR");
- Performance based incentive remuneration through participation in the Senior Executive Short Term Incentive Plan ("SESTIP");
- Performance Share Plan; and
- Share Purchase Loan.

Fixed Annual Remuneration

The FAR comprises salary, and benefits (eg. novated vehicle lease), including applicable FBT, and is subject to annual review by the Board.

Senior Executive Short Term Incentive Plan ("SESTIP")

The SESTIP was established in 2003 to ensure that the services of key executives were secured during the crucial period of repositioning of the group and that an appropriate (and significant) portion of total remuneration is at risk.

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Such an approach to executive remuneration is consistent with practice in the international pharmaceuticals market. It is the considered view of the Board that pharmaceutical industry competitive arrangements must continue to ensure that executive capability is consistent with the future demands of the business.

The SESTIP for Mr James provides for a maximum incentive entitlement of 150% of FAR.

At the 2003 Annual General Meeting, shareholder approval was obtained for the acquisition of Mayne shares associated with Mr James' participation in the SESTIP.

As stated in the explanatory notes to shareholders for the 2003 Annual General Meeting, consistent with Mayne's focus on the repositioning and redevelopment of business activities, the performance targets for 2003/2004 were related to the achievement of budget goals and the achievement of specific milestones in the implementation of the group strategy.

Whilst the amount awarded under the SESTIP for the year is based on the performance for the year, the incentive has a long term characteristic in that the executive is required to take a minimum of 40% of the amount awarded each year as deferred Mayne shares.

Executives may elect to take a higher proportion up to and including 100% of the amount as shares rather than cash, and for the 2003/2004 award, Mr James has elected to take 100% of the amount as shares.

The number of shares issued under the SESTIP is determined by dividing the amount awarded as the annual incentive by the average underlying share price over a period of trading days determined by the Board. For the year the trading period was for the five days following the announcement of the 2002/03 annual results. For subsequent years the share price for the purpose of determining the number of shares issued under the SESTIP will be the opening price on the first day of the SESTIP year, *i.e.* July 1.

The shares are held "at risk" for three years from the date of the grant and only vest, in general, where the Executive remains employed by the group. Shares, once vested, must be held by the executive for a period of ten years from grant or 12 months after ceasing employment with the group, whichever is the earlier. In this way the executive benefit is aligned to the longer term performance of the shares.

Performance Share Plan

Mr James is a participant in the Performance Share Plan, which was approved by shareholders at the 2002 Annual General Meeting. Under this plan, 420,000 Share Acquisition Rights ("SARs") were granted in three equal tranches (November 2002, August 2003 and August 2004), each over 140,000 performance shares.

The performance hurdles relate to cash earnings per share (cash EPS) growth over a 3-year vesting period for each tranche, coinciding with the end of the 2005, 2006 and 2007 financial years, respectively. Mr James will be entitled to vest 50% of the SARS in each tranche where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant three year period. This will increase pro rata for performance above the target EPS growth figure, resulting in 100% of the SARS vesting for achieving 15% per annum average annual cash EPS growth over each three year period.

During the first two years of the application of the plan (fiscal years 2002 and 2003) the performance hurdle rate was not met. Notwithstanding the level of performance for the year, it is not likely that the average result for the three years will be sufficient for the first tranche to qualify for vesting, reflecting the Board philosophy that incentive reward must relate to superior performance.

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Share Purchase Loan

On June 23, 2000, as approved by shareholders at the 2000 Annual General Meeting, Mr James was provided with a loan of $2,197,500 to purchase 750,000 Mayne shares at market price. All dividends payable on these shares after tax, are applied to loan repayment. The loan balance at June 30, 2004 was $2,017,896. The loan is interest free and the statutory FBT interest rate is used to calculate the remuneration equivalent of the loan benefit.

The loan is repayable in full within one month of the expiry of Mr James' service agreement with Mayne.

Details of the nature and amount of each element of emolument of Mr James are:

Executive Director	Salary(1) A$	Bonus FY03 A$	Bonus FY04(2) A$	Interest Free Loan Benefit(3) A$	Share Acquisition Rights(4) A$	FBT Benefits A$	Total Remuneration A$
S B James	1,600,000	750,000	2,185,000	133,500	93,723	57,569	4,819,792

(1) Mr James did not receive any fees for his services as a Director.

(2) Mr James' award for the year was approved by the Board in July 2004. The amounts awarded for the 2004 fiscal year are disclosed in addition to the bonus payment made for the 2004 fiscal year. In future reports, it is intended that details of remuneration paid or payable for the financial year being reported will be disclosed. The amount disclosed for the 2004 fiscal year SESTIP is the total award, which includes both the deferred share and cash/elective share components. The deferred shares are held "at risk" for three years from the date of grant and only vest, in general, where the executive remains employed by the group.

(3) The interest free loan benefit was calculated using an interest rate of 6.55% per annum.

(4) In accordance with guidelines published by the Australian Securities and Investments Commission (ASIC), remuneration includes a proportion of the notional value of the 140,000 SARs granted to Mr James in each of fiscal years 2002 and 2003. The notional value of the November 2002 grant, using the Black Scholes methodology at $1.36 per SAR, is $190,400 and the notional value of the August 2003 grant, using the Black Scholes methodology at $1.39 per SAR, is $194,600. The amount disclosed represents the pro rata notional value for the year, calculated on the basis that the SARs will vest at the end of three years. As stated above, it is not likely that the first tranche of SARs will vest based on the performance against the relevant Cash EPS hurdle. The value determined by this methodology is not related to nor indicative of any benefit that the executive may ultimately realize should the SARs vest.

Senior Executives

The total remuneration for senior executives is made up of fixed annual remuneration ("FAR") and performance based incentive remuneration through the Senior Executive Short Term Incentive Plan ("SESTIP").

The FAR comprises salary, company superannuation contributions and other benefits (for example, novated vehicle lease) including applicable FBT, and is subject to annual review by the Remuneration Committee.

The SESTIP is the same Plan as detailed above for the Group Managing Director and Chief Executive Officer, except that the maximum incentive entitlement for currently participating senior executives is 100% of FAR. Similarly, as Mayne focuses on repositioning and redevelopment of business activities the performance hurdles are related to the achievement of budget goals and milestones in the implementation of the group strategy, with the performance targets set for each executive also including business milestones appropriate to their area of responsibility.

Prior to 2002, executives were entitled to participate in the Mayne Executive Share Option Scheme ('the Scheme'). The Scheme was based on the allocation of options at an exercise price equal to the underlying share

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price at the date of allocation. There were no performance hurdles attached to the options, with exercise being subject only to time restrictions. The absence of performance hurdles was the underlying reason for the Board decision to cease the future allocation of options under the Scheme. The specified executives in this disclosure all hold options from past allocations under the Scheme.

The following table sets out an analysis of the nature and amount of emolument of the five highest remunerated executives, and certain other specified executives, for the year ended June 30, 2004.

Executive	Base Salary A$	Performance Based Bonus FY03(1) A$	Performance Based Bonus FY04(2) A$	Other Benefits(3) A$	Value of Options(4) A$	Total Remuneration A$
P L Jenkins	488,016	120,000	560,000	219,988	129,190	1,517,194
A M Reid	560,000	100,000	420,000	43,111	144,768	1,267,879
N Rodaway	314,650	62,000	728,700	54,456	235	1,162,041
DB Cranwell	402,480	67,500	538,200	98,914	10,942	1,118,036
JW Pearce	349,745	74,000	377,500	84,450	39,333	925,028
PA Binfield	347,684	55,000	380,000	33,120	469	816,273
P Fleming	372,584	68,000	360,000	70,340	15,143	886,067

(1) Comprises bonus payments in accordance with the short term incentive ("STI") provisions of their employment contracts for the year ended June 30, 2003, based on performance in that year.

(2) Comprises bonus payments in accordance with the SESTIP for the year ended June 30, 2004, based on performance in that year and noted by the Board in July 2004, except for Mr. Cranwell, who was paid in accordance with the STI provisions of his employment contract for the year ended June 30, 2004. The amounts awarded for the 2004 fiscal year are disclosed in addition to the bonus payment made for the 2003 fiscal year. In future reports, it is intended that details of remuneration paid or payable for the financial year being reported will be disclosed. The amount disclosed for the 2004 fiscal year SESTIP is the total award, which includes both the deferred share and cash/elective share components. The deferred shares are held "at risk" for three years from the date of grant only vest, in general, where the executive remains employed by the group.

(3) Comprises other remuneration benefits such as company contributions to superannuation and the package value of motor vehicle benefits inclusive of FBT.

(4) In accordance with guidelines published by ASIC, remuneration includes a proportion of the notional value of options granted to executives in prior years. The notional value of the options is to be progressively recognized as remuneration over the relevant option's vesting period. The remuneration value of options held is the value of each series of options issued, using the Black Scholes methodology, divided by the number of financial years until each series of options vests. The value included as remuneration is not related to nor indicative of any benefit that the executive may ultimately realize should the options be exercisable. The final expiry date for options allocated in 2001 will be in 2005, and it would be necessary for the Mayne share price to exceed the exercise price by the final expiry date for the executives to derive any benefit from those options.

Under the Corporations Act 2001 and Australian Accounting Standards, only the Directors, the "top 5" senior executives and certain other specified executives income figures, require individual disclosure.

The aggregate income received or due and receivable by Directors and Senior Management for the year ended June 30, 2004 was approximately A$15.8 million. This amount covers 18 people worldwide.

Mayne has established a separate plan for non-executive Directors, which provides benefits upon retirement. The aggregate amount set aside or accrued with respect to this plan during the 2004 and 2003 fiscal years was A$836,000 and A$500,000, respectively.

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As noted earlier in this report, in May 2003, the Board closed the non-executive retirement allowance scheme to all future Directors and to current Non-Executive Directors with less than two years service. At June 30, 2004, the maximum amount to be provided in future periods was nil (at June 30, 2003, this amount was A$871,000).

For full details of Directors and Senior Managers option and shareholdings see Item 7 "Share Ownership" below.

BOARD PRACTICES

Role of the Board

The Board is the governing body of Mayne Group Limited and seeks to represent and serve the interests of shareholders by overseeing and appraising Mayne's strategies, policies and performance. The Board's role includes protecting and optimizing company performance and increasing shareholder value, setting Mayne's values and standards, and ensuring shareholders are kept informed of Mayne's performance and major developments affecting its state of affairs. A written Board Charter and Relationship with Management, which includes details in relation to the responsibilities of the Board and its relationship with management, was adopted by the Board in June 2003, and reviewed and confirmed in June 2004.

Corporate governance principles

The Board has established and reviewed its corporate governance practices in line with the Australian Stock Exchange ("ASX") Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations" published in March 2003. The Board considers that Mayne's Corporate Government Practices referred to in this statement and elsewhere in this report, have followed those Best Practice Recommendations throughout the last fiscal year.

Board composition

The Board has eight Directors – seven non-executive Directors including the Chairman and one Executive Director. All current Non-Executive Directors are considered by the Board to be independent, having regard to the guidelines for assessing "independence" set out in the ASX Best Practice Recommendations and the materiality threshold referred to below. Broadly speaking, these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship, which could, or could be perceived to, materially interfere with the Director's ability to act in Mayne's best interests. Where the Director has an affiliation with a business which provides to or acquires from goods or services in the ordinary course of business on an arms-length basis and which, during the last three years, accounts for less than 2% of consolidated gross revenue or costs (from the separate perspectives of both Mayne and the particular business in question), this should be regarded as immaterial for the purpose of determining independence. Where this threshold is exceeded, the Board will review the materiality of the particular circumstance with respect to the independence of the particular Director.

Sir Ross Buckland resigned from the Board on March 4, 2004 and Dr Ian Blackburne was appointed as a Director with effect from September 1, 2004.

The composition of the Board is reviewed by the Nomination Committee to ensure that the Board has the appropriate mix of expertise and experience. Whilst it is the Board's role to define the desired qualifications and attributes for any new Board candidate, the Board seeks the advice of the Nomination Committee, which also puts forward appropriate candidates from time to time, generally with input from independent consultants.

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Board meetings and contacts with executives

The Board holds regular scheduled meetings each year, plus meetings at such other times as may be necessary to address any significant matters that may arise, such as major investment decisions. Fourteen Board meetings were held during the year. The Group Managing Director attends Committee meetings by invitation and senior executives regularly attend Board and Board Committee meetings to make presentations. Directors also undertake visits to operational sites from time to time.

Performance review of Board

In recent years, the Board has conducted an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner. This has involved each Director assessing and commenting on the Board's performance against its major accountabilities. The Board again undertook this Performance evaluation process during August to October 2003.

In addition to the annual performance review of the Board, the Nomination Committee will assess the requirement to undertake an evaluation of the performance of the Board Committees and individual Directors (including the Chairman) against a set of agreed criteria. Feedback will be collected and discussed by the Board, with consideration being given as to whether any steps should be taken to improve performance of the Board or its committees. Feedback in respect of individual Directors will be given to the Chairman who will undertake a review discussion with the individual Director. In the case of the Chairman of the Board, the review will be conducted by the Chairman of the Nomination Committee. Where appropriate to facilitate the review process, assistance may be obtained from third parties.

BOARD COMMITTEES

To assist in the execution of its responsibilities, the Board has previously established a number of Board Committees including an Audit and Compliance Committee, Nomination Committee, Remuneration Committee, Occupational Health, Safety and Environment Committee, Share Issue Committee and a Standing Committee for Urgent Matters.

Audit and Compliance Committee

The Audit and Compliance Committee Charter sets out the roles and responsibilities of the Committee.

These include:

- providing a link between the Independent Registered Public Accounting Firm of Mayne and the Board;
- reviewing financial statements for accuracy, to ensure they reflect a true and fair view, and for adherence to accounting standards and policies;
- reviewing accounting policies adopted or any changes made or contemplated;
- reviewing the plans, results and effectiveness of the external and internal audit programs;
- approving the scope of the audit and recommending the external auditors' fees for Board approval;
- advising the Board on the appropriateness of significant policies and procedures relating to financial processes and disclosures and reviewing the effectiveness of Mayne's internal control framework; and
- reviewing procedures and policies Mayne has in place to ensure compliance with laws and regulations in areas such as trade practices, occupational health and safety, and the environment, in addition to insider trading laws, continuous disclosure requirements and other best practice corporate governance processes.

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Further, in accordance with the Charter, the Committee is responsible for making recommendations to the Board on the appointment, reappointment, replacement and remuneration of the Independent Registered Public Accounting Firm as well as evaluating the Independent Registered Public Accounting Firm's performance and independence. The Committee will review the appointment of the Independent Registered Public Accounting Firm annually based on an assessment of the Independent Registered Public Accounting Firm's performance and independence. The Committee also plays a role in monitoring and approving non-audit services performed by the Independent Registered Public Accounting Firm. The Board has approved a policy for approval of non-audit services that sets out the procedures for approval of non-audit services and confirms those non-audit services that are prohibited to be performed by the Independent Registered Public Accounting Firm. The Committee is responsible for implementing this policy. In addition, the Committee is responsible for reviewing the results and effectiveness of the internal audit programs, as well as monitoring its independence from the Independent Registered Public Accounting Firm.

The Charter provides that the Committee must consist of only non-executive Directors, a majority of independent Directors, an independent chair who is not Chairman of the Board and a minimum of three Board members. It also states that all members should be financially literate and at least one member should have financial expertise (ie be a qualified accountant or other financial professional with experience of financial and accounting matters).

During the year, all members have been independent non-executive Directors. The members during the year were Messrs PC Barnett (Chair), PE Mason and PJ Willcox. The Committee met seven times during the year with all members being in attendance on each occasion.

The external audit partner usually attends meetings by invitation, as do relevant senior executives of Mayne. The Independent Registered Public Accounting Firm that acts as the external auditors (KPMG) was appointed in 1990 and its continued appointment has been subject to review. The Lead External Audit Engagement Partner was last rotated in 2002 and, under current policy, is required to rotate at least once every five years.

Remuneration Committee

During the year, this Committee's responsibilities included the following:

- reviewing and determining the remuneration arrangements for the Group Managing Director and Chief Executive Officer and other senior executives including short term incentive strategies, performance targets and bonus payments;
- reviewing Mayne's remuneration policies and personnel practices and strategies generally;
- reviewing and recommending to the Board major changes/developments to long term incentive plans and approving allocation of equities within the delegated authority from the Board; and
- reviewing and recommending to the Board the remuneration arrangements for Non-Executive members of the Board.

The Remuneration Committee Charter specifies that the Committee must consist of a minimum of three Non-Executive Directors (the majority being independent Directors) and is to be chaired by an independent Director who is not the Chairman of the Board.

The members of the Remuneration Committee during the year were Sir Ross Buckland (Chair until resignation on March 4, 2004), Messrs RMcR Russell (Chair since March 4, 2004), PJ Willcox and PC Barnett, all independent non-executive Directors. The Committee met nine times during the year with all members in attendance except Mr Barnett who did not attend one of the meetings.

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Nomination Committee

The Nomination Committee's responsibilities include the following:

- reviewing and making recommendations to the Board in relation to the size and composition of the Board, criteria for Board membership, membership of the Board, and proposing candidates for consideration by the Board;
- assisting the Board as required in relation to performance evaluation of the Board, its Committees and individual Directors; and
- reviewing and making recommendations in relation to any corporate governance issues as requested by the Board.

The Nomination Committee Charter specifies that the Committee must consist of a minimum of three members (the majority being independent Directors) and is to be chaired by an independent Director.

The members of the Nomination Committee are Ms SCH Kay (Chair) and Messrs PJ Willcox and RMcR Russell, all independent non-executive Directors. The Committee met three times during the year with all members in attendance.

Occupational Health, Safety and Environment (OHSE) Committee

The Occupational, Health, Safety and Environment Committee Charter sets out the Committee's responsibilities in relation to Occupational, Health, Safety and Environment matters as follows:

- reviewing and reporting to the Board on all significant OHSE policies;
- monitoring and reporting to the Board on the adequacy of management systems;
- receiving reports from management, and monitoring and reporting to the Board on the adequacy of performance and compliance; and
- ensuring adequate internal and external audit coverage for all major risks and reporting to the Board on any issues arising from this coverage, in particular the management of environmental risks and post-divestment liabilities.

The members of the Committee during the year were Mr R McR Russell (Chair), Sir Ross Buckland (until resignation on March 4, 2004), Professor J Sloan (since March 4, 2004) and Ms SCH Kay, all independent Non-Executive Directors. The Committee met three times during the year with all members in attendance.

Share Issue Committee and Standing Committee for Urgent Matters

All Directors are members of these committees, although it is not expected all will attend each meeting.

The Share Issue Committee has delegated power to issue shares under the Dividend Reinvestment Plan and employee share and option schemes and in other circumstances approved by the Board. Two Directors, including at least one non-executive Director, can form a quorum.

The Standing Committee for Urgent Matters deals with matters that require an immediate response and have previously been approved in principle by the Board. Three Directors, including the Group Managing Director and at least two Non-Executive Directors, can form a quorum.

These Committees did not meet during the year.

OTHER TERMS AND CONDITIONS OF DIRECTORS' APPOINTMENT

Under its Constitution, Mayne indemnifies its Directors, to the extent permitted by law, against any liability incurred to a person other than Mayne or its related bodies corporate, unless the liability arises out of conduct by

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the Director involving a lack of good faith. The indemnity also extends to cover costs and expenses incurred by the Director in connection with legal proceedings. Mayne has entered into formal deeds confirming an indemnity of this nature in favor of each of its Directors.

Under the deeds, Mayne also assumes obligations to arrange Directors' and officers' liability insurance on behalf of the Directors, generally until the end of seven years after ceasing to be a Director. These deeds have been entered into under Mayne's Constitution approved by shareholders.

Mayne has also entered into deeds granting rights of access to and use of Board papers, minutes of meetings and other related documents in connection with proceedings in which the Director may be involved. In general terms, the rights of access and use expire seven years after ceasing to be a Director.

The policy and practice of the Board is that Directors must comply with the requirements of the Corporations Act regarding disclosure of any office, property or other interests held by a Director, which could create a potential conflict of interest. This position is also entrenched in Mayne's Constitution. In addition, each Director is required to notify Mayne if any circumstances change, or new information comes to their attention, which they believe should be considered by the Board in the context of determining their "independence" as a Director.

In relation to new Non-Executive Director appointments, the individual receives a formal appointment letter from the Chairman setting out key terms and conditions relating to their proposed appointment and attaching the Board and Committee Charters and key Board policies. Confirmation is also sought that the individual will be able to allocate sufficient time to meet the requirements of the role. On becoming a Non-Executive Directors they then participate in an induction program that involves meeting key executives and visiting major business sites.

INDEPENDENT PROFESSIONAL ADVICE

Mayne has a formal policy that any Director, with the approval of the Chairman, can seek independent professional advice at Mayne's expense. If the Chairman refuses approval, the Director may consult with the full Board or, in the case of an executive Director, with the Non-Executive Directors.

BOARD REVIEW OF MANAGEMENT PERFORMANCE AND REMUNERATION

Executives and managers are subject to an annual individual Performance evaluation process, which addresses performance against agreed business objectives and provides for constructive discussion on individual competencies to enhance future performance. At the time of each review, the objectives (including measures) are set for the forthcoming review period.

The performance of key executives is further considered by the Board's Remuneration Committee, including in the context of reviewing the capability of management to realize Mayne's business strategy.

The performance of the Group Managing Director and Chief Executive Officer is assessed by the Board against objectives related to the Company's strategy and business plans.

Remuneration policies and details of the remuneration packages of the Group Managing Director and Chief Executive Officer and certain senior managers are set out earlier in this report.

SHARE TRADING POLICY FOR DIRECTORS AND EMPLOYEES

The company has established policies in relation to trading in its securities by Directors and employees. The policies reflect the insider trading provisions of the Corporations Act and, broadly speaking, seek to limit trading of Mayne's securities by Directors and employees to three one month windows during the year coinciding with

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the release of the company's half-year results, annual results and the holding of the Annual General Meeting. The policies are available for employee access on the Mayne intranet. Summaries of these policies are available from the Corporate Governance section on Mayne's website.

CONTINUOUS DISCLOSURE POLICY AND PROCESSES

Mayne has in place a Disclosure Policy, which sets out guidelines and processes to be followed, including the establishment of an internal Market Disclosure Committee, in order to ensure the Mayne's continuous disclosure obligations are met. In addition, there is a Media Relations Policy that clearly outlines individuals who are authorized to make statements to the media and the process for authorizing media releases. Mayne also has an established practice of posting media releases and other major announcements, such as half year and full year results, on its website promptly following lodgment of announcements with the ASX. There are also procedures in place relating to the release of price-sensitive information, which require confirmation of market release from the ASX prior to release of that category of information to any other parties. A more detailed summary of our policies and procedures regarding continuous disclosure, media relations and communication with shareholders is available from the Corporate Governance section on Mayne's website.

INTERNAL CONTROL AND MANAGEMENT OF SIGNIFICANT BUSINESS RISK

Risk management

The identification and proper management of risk is an important priority for the Board and management. The Board views risk management as integral to creating and maintaining shareholder value and the successful execution of its strategies, and therefore is committed to the philosophy of effective business risk management as a core managerial capability. The Group Managing Director and Chief Financial Officer also provide assurances to the Board as to the integrity of our risk management process and financial reports.

Our formal Risk Management Policy confirms the importance of developing organizational wide capabilities in risk management so as to ensure a consistent, efficient, and effective assessment of risk in the achievement of corporate goals. The policy includes details of the responsibilities of the Board, various Board Committees, management and internal audit.

Financial reporting, investment appraisal, and foreign currency/interest rate exposure

The results of each business are reported against budget and monitored by the Board and management. There are guidelines for capital expenditure, which include specified levels of delegated authority and require Board approval for significant expenditure proposals.

Mayne is exposed to changes in interest rates and foreign exchange rates. Mayne's policy is to use derivative financial instruments solely to hedge these risks. It does not enter, hold or issue derivative financial instruments for trading purposes.

Internal audit and compliance

The internal audit function is positioned to align service delivery to changing business needs. The audit program uses a business risk-based approach that is aligned to group business objectives. Its focus is on controls assurance: maintaining adequate controls over key processes and strategic initiatives being pursued by the business.

A Group Compliance Program is in place to monitor compliance with its legal and statutory obligations. The principal objectives of the Compliance Program are to ensure there are systems and processes in place to promote a clear understanding across the group of all relevant obligations, to monitor compliance and, where issues are identified, to monitor that prompt action is taken to achieve compliance.

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Communications with shareholders

The Board aims to ensure that shareholders are kept informed of all major developments affecting Mayne's state of affairs. Information is communicated to shareholders through the Financial Report and Annual Review, half year and full year results announcements, disclosures to the ASX, Mayne's internet site (www.maynegroup.com) and the Annual General Meeting. Mayne also has a number of systems and processes in place aimed at providing shareholders with important information in a timely manner through electronic communication and also facilitating more effective participation at general meetings. In particular Mayne seeks to:

- provide a comprehensive and up to date website which includes copies of material information lodged with the ASX (including announcements and financial information) as well as other information relating to Mayne;
- place relevant announcements, briefings and speeches made to the market or media on the website;
- advise the market in advance of open briefings to institutional investors and stockbroking analysts via the ASX and our website, and lodge all presentation materials with the ASX prior to the presentation commencing. Our policy is also to place such information on the website promptly following completion of the briefing;
- place full text of Notices of Meeting and accompanying Explanatory Notes on the website. The external auditor is also requested to attend the Annual General Meeting and be available to answer shareholder questions concerning the conduct of the audit and the preparation and content of the auditor's report; and
- encourage shareholders to provide e-mail addresses, and notify shareholders who have provided e-mail addresses when material announcements have been lodged with the ASX.

In addition, the Annual General Meeting also provides an important opportunity for shareholders to express views and respond to Board proposals.

EMPLOYEES

At June 30, 2004, we employed or engaged approximately 12,000 employees (excluding employees of hospitals to be transferred in connection with the sale of our hospitals business) on a full-time equivalent basis. Of these, approximately 850 were outside Australia, including approximately 350 in the Americas, 40 in Asia and 460 in Europe.

As of June 30, 2004, our employees were in the following businesses:

	Number of employees as at June 30, 2004
Pharmaceuticals	1,810
Consumer Products	520
Pathology and Medical Centres	6,103
Diagnostic Imaging	1,960
Pharmacy	1,290
Corporate	120
TOTAL (excluding Hospitals)	**11,803**
Hospitals	3,500
TOTAL (including Hospitals)	**15,303**

The average number of temporary employees employed by Mayne has reduced to approximately 1,700 people with a full time equivalent of approximately 500 people. Casual employees are "hourly hire" employees who have no tenure of employment.

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Since fiscal year 2003 the number of employees in Australia has reduced by approximately 60%. The reduction in employee numbers is due to the sale of the Hospitals division, which was completed in December 2003. The increase in employees in the Americas and in Europe has largely occurred through the acquisition of businesses in those Regions.

Wages in Australia for employees other than those engaged in managerial or staff positions have historically been determined centrally, underpinned by the existence of Federal and State conciliation and arbitration tribunals and legal minimum wage rates.

Over the past decade the emphasis has been on enterprise bargaining agreements (EBAs) where wages and rates, working arrangements and conditions are negotiated to suit the business enterprise. The aim of the agreement is to introduce improved performance, greater workforce participation and job satisfaction. Where appropriate, access is still available through the tribunals for assistance and direction in resolving negotiation difficulties. In Australia, agreements are usually effective for periods of up to 3 years.

The unions are recognized as formal representatives of employees and enterprise negotiations are conducted with unions acting on behalf of employees. We enjoy a positive relationship with the unions, in an environment where the roles of the union have formal standing.

Approximately 25% of employees in Australia belong to a variety of unions including, amongst others, the National Workers Union, Australian Metal Workers Union, Australian Services Union and Professional Paramedical Associations. In the Americas and Europe the employees are substantially professional and are not represented by employee organizations.

SHARE OWNERSHIP

Shareholding of Directors and Executive Officers as at September 30, 2004

Director/Senior Manager	**Options**	**Ordinary Shares Held Beneficially(1)**
PJ Willcox	—	37,465
PC Barnett	—	17,049
I Blackburne	—	10,461
SB James	—	1,498,634
SCH Kay	—	14,356
PE Mason	—	127,454
RMcR Russell	—	46,112
J Sloan	—	28,629
PA Binfield	6,000	46,334
DB Cranwell	—	90,000
PJ Fleming	150,000	43,769
S Hinchen	75,000	22,200
PL Jenkins	400,000	68,218
M Kotsanis	—	49,425
JW Pearce	200,000	114,875
AM Reid	300,000	117,628
S Richards	100,000	38,906
N Rodaway	20,000	37,862

(1) No shares are held non-beneficially

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Option Holder Details

Name	Issue Date	Number of Options	Exercise Price A$ (1)	Expiry Date
PA Binfield	June 14, 2000	6,000	3.36	May 2, 2005
D Cranwell	—	—	—	—
PJ Fleming	May 13, 2002	150,000	3.86	March 12, 2007
S Hinchen	June 4, 2000	25,000	3.366	May 2, 2005
	April 15, 2002	50,000	5.09	February 14, 2007
PL Jenkins	July 20, 2000	250,000	3.76	May 29, 2005
	January 15, 2001	50,000	5.30	November 14, 2005
	January 7, 2001	100,000	6.45	April 30, 2006
JW Pearce	August 14, 2000	200,000	3.78	June 13, 2005
AM Reid	November 21, 2001	200,000	7.01	September 20, 2006
	June 26, 2002	100,000	4.07	April 25, 2007
S Richards	January 1, 2002	100,000	6.88	October 31, 2006
N Rodaway	June 4, 2000	20,000	3.36	May 2, 2005

(1) All options are over Mayne's ordinary shares and were awarded at no cost to the relevant officer.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Executive Share Option Scheme

Mayne has an Executive Share Option Scheme, which was approved by shareholders on November 8, 1988. A brief summary of the Scheme is as follows:

- The options are granted at no cost to the executive.
- The price per share payable on the exercise of an option shall be the average sale price of Mayne's shares on the Australian Stock Exchange on the 5 business days immediately preceding the Date of Grant of an option after any adjustment appropriate following any pro rata issue of additional shares.
- The option may be exercised at any time in the period from the fourth anniversary of the Date of the Grant of the Option (or such earlier date as the Directors may, in their absolute discretion determine) to 58 months from the date of Grant or such longer period as is applicable under the rules of the Scheme, except in the case of the special conditions which apply if an executive by reason of death, injury, disability, redundancy, retirement or other prescribed circumstances, leaves the employment of the economic entity or if there is a takeover, reconstruction or winding up. Options that are not exercised at the end of the 58 months from the Date of Grant or such longer period as is applicable under the rules of the Scheme will lapse.
- In general, if the option holder ceases employment for any reason other than reasons including death, retirement, injury, disability, redundancy or certain other prescribed circumstances, the option will lapse at the date of ceasing employment.
- No further options shall be granted if the result would be that the aggregate number of shares over which subsisting options have been granted under the Scheme exceeds 5% of the aggregate number of fully paid shares then on issue.

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Details of Mayne's unissued ordinary shares under option as at September 30, 2004 are:

Number of ordinary shares under option	Expiry date of options	Exercise price of options A$
196,000	February 5, 2005	3.366
250,000	May 19, 2005	3.76
100,000	May 31, 2005	3.71
200,000	June 13, 2005	3.78
80,000	August 15, 2005	4.48
50,000	November 14, 2005	5.30
90,000	February 22, 2006	6.23
100,000	April 30, 2006	6.45
200,000	September 20, 2006	7.01
100,000	September 30, 2006	7.229
200,000	October 31, 2006	6.88
40,000	January 31, 2007	5.16
50,000	February 9, 2007	5.07
50,000	February 14, 2007	5.09
100,000	February 27, 2007	3.97
150,000	March 12, 2007	3.86
240,000	March 29, 2007	3.98
100,000	April 25, 2007	4.07
74,000	April 30, 2007	4.18
60,000	July 30, 2007	3.51

During fiscal year 2004, options to subscribe for 2,176,000 fully paid ordinary shares lapsed.

At September 30, 2004, an aggregate of 2,430,000 unissued ordinary shares were under option to executives.

THE MAYNE EMPLOYEE SHARE ACQUISITION PLAN

At the Annual General Meeting on November 17, 1998, the shareholders approved the establishment of the Mayne Employee Share Acquisition Plan ("ESAP"), a brief summary of which is as follows:

- Mayne has advanced funds to the Mayne Employee Share Acquisition Plan Trust to enable the trust to acquire Mayne shares.
- Mayne has established a wholly owned subsidiary to act as Trustee and Plan Manager of the ESAP.
- Eligible employees who have served for a period decided from time to time by the Plan Manager are invited to purchase shares from the Plan Manager. The purchase price will be determined by the Plan Manager in accordance with the ESAP rules.
- The purchase price is repayable from dividends payable on the shares, from any proceeds of a sale of bonus shares or rights or a return of capital, from any sale of the shares under a takeover or compulsory acquisition, from the net proceeds of a sale consequent to the cessation of employment or death of the employee or from a voluntary payment by the employee.
- No interest is payable on the unpaid purchase price.
- Except in the case of cessation of employment, an employee cannot dispose of an interest in the shares until three years from the date of purchase.
- When the purchase price has been fully paid and the restrictions on disposal have ceased, the employee may require the Plan Manager to transfer the shares into the employee's name or to sell the shares and to account to the employee for the proceeds.

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- If an employee ceases to be employed before the purchase price has been paid in full, the shares must be sold by the Plan Manager unless, in specified periods, the employee or his or her executors voluntarily pay the balance of the purchase price to the Plan Manager. If the balance is paid, the shares will be transferred to the employee or his or her executors.
- If the Plan Manager sells the shares, the proceeds must be applied in or towards paying the outstanding purchase price but the employee will have no obligation to pay the balance of the price if the proceeds are insufficient. If there is a surplus, the surplus must be paid to the employee. If the proceeds from selling the shares would be insufficient to fully pay the outstanding purchase price, the Plan Manager may defer the sale and the employee will then have no further obligation to pay the outstanding price and no further rights in respect to the shares.
- The Plan Manager may seek a direction from the employee as to voting in respect of the shares and in the absence of a direction may vote or abstain as it decides.
- At June 30, 2004 there were 1,378,606 restricted shares held on behalf of 5,160 Australian employees (June 2003 - 1,381,364 shares held on behalf of 6,016 Australian employees) under the ESAP at a price of $5.06 per share and 844,550 restricted shares held on behalf of 6,350 Australian employees (June 2003 - 1,449,168 restricted shares held on behalf of 10,896 Australian employees) under the ESAP at a price of $0.01 per share.
- On August 31, 2001, the Plan Manager issued an invitation to eligible employees to purchase approximately $1,000 of Mayne Group ordinary shares at a purchase price of 1 cent per share, with the number of shares to be received based on the volume weighted average price at which Mayne Group shares are traded on the Australian Stock Exchange during the week up to and including the date of allocation. On November 1, 2001, 1,800,022 shares were issued to 13,534 employees under the invitation.

MAYNE GROUP SENIOR EXECUTIVE SHORT TERM INCENTIVE PLAN ("SESTIP")

The SESTIP, which was established in 2003, replaces Mayne's previous short term incentive arrangements and is intended to ensure that an appropriate (and significant) portion of total remuneration is at risk. The SESTIP provides a combination of short term and long term incentive benefits. The long term incentive component comes in the form of Mayne shares. Under the terms of the SESTIP, Executives are required to take a minimum of 40% of the Award as shares, however may elect to take a higher proportion of the Award (up to and including 100%) as shares. The short term incentive component is that the balance of the Award is to be paid in cash following conclusion of the performance period.

The SESTIP involves the Board informing the Managing Director and other selected executives of the Mayne Group ("Executives") that they are eligible for an annual incentive Award, expressed as a percentage of the Executive's Fixed Annual Remuneration that will vest upon satisfaction of annual performance conditions.

Mr S B James, Group Managing Director and Chief Executive Officer is eligible for an Award equivalent to 150% of Mr James' Fixed Annual Remuneration (which was approved at the Annual General Meeting held in November 2003).

Awards are assessed at the end of the financial year against performance hurdles set by the Board. For the 2004 financial year, the performance hurdles related to the achievement of budget goals and milestones in the implementation of Mayne Group's strategy to reposition and redevelop its business activities. No Award is made where performance targets are not met.

The number of shares allocated to Executives upon vesting of an Award is determined using the Mayne share price over a period determined by the Board. For fiscal year 2004, the Board determined this to be the 5 days following the announcement of Mayne's financial results for the 2003 fiscal year. For subsequent years the Board has determined that the price for this purpose will be the opening price on July 1 of each year.

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Where an Award is made, the relevant shares are purchased and held on behalf of the Executive by a Plan Trustee. The shares are generally subject to a vesting period, which requires the Executive to remain employed by the Mayne Group for a period of 3 years from the date of vesting of the Award. Where employment is terminated prior to the expiry of the vesting period, any rights to unvested shares lapse. Shares that are acquired at the election of the Executive (i.e. those in excess of the 40% minimum requirement) are vested from the date of acquisition and not subject to forfeiture.

During the vesting period, Executives are entitled to dividends paid and corporate actions involving the relevant shares, and are entitled to instruct the Plan Trustee how to vote the shares.

Executives are not entitled to deal in shares at any time until the earlier of:

- 10 years after the date of the relevant award; or
- 12 months after ceasing employment with the Mayne Group,

without the consent of the Board.

Once shares have 'vested', Executives may request the approval of the Board to sell a proportion of their shares to cover any tax liability they may incur from the issue of the shares.

Where the Executives are dismissed for misconduct, fraud, dishonesty or breach of duty to a member of the Mayne Group, the Executives will forfeit ownership of any shares attributed to the minimum 40% of the award to be taken in the form of shares. However, shares elected to be received in excess of this 40% minimum are not required to be forfeited.

During the financial year the Plan Trustee purchased 2,200,000 ordinary shares. At June 30, 2004 none of these shares had been allocated to participating executives.

NON-EXECUTIVE DIRECTORS' SHARE PLAN ("THE PLAN")

The Plan was approved by shareholders at the Annual General Meeting held in November 2000. The Plan commenced operations from January 1, 2001. In May 2003, the Plan was amended to increase the minimum proportion of non-executive directors' fees to be applied in acquiring Mayne shares under the Plan from 10% to 20% in the case of Directors who are not entitled to a retirement allowance. Directors who are entitled to receive a retirement allowance are required to continue to apply a minimum of 10% of their fees in acquiring shares under the Plan. The Plan allows a director to elect to take more than the mandatory percentage of fees in Mayne shares.

In accordance with a waiver granted by the Australian Stock Exchange from Listing Rule 10.14, the parent entity may issue shares to non-executive directors under the Plan without obtaining shareholder approval for the issue during the period of three years from the Plan's commencement. The approval to issue shares expired on 31 December 2003 and the Board determined not to seek approval from shareholders to allow for new issues in the future.

During fiscal year 2004, the total number of ordinary shares purchased under the Plan was 72,303 (2003 - 69,144 shares) and no shares were issued under the Plan. At June 30, 2004 154,510 ordinary shares were held by the Plan on behalf of the non-executive directors in office at that date.

MAYNE GROUP LIMITED PERFORMANCE SHARE PLAN ("PERFORMANCE SHARE PLAN")

The grant to Mr S B James, Group Managing Director and Chief Executive Officer, of Share Acquisition Rights ("SARS") to 420,000 Performance Shares was approved at the Annual General Meeting held in November 2002.

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The Performance Share Plan involves the grant to Mr James of SARS at no cost to Mr James. Each SAR carries an entitlement to a fully paid ordinary share in the company upon Mr James satisfying performance criteria set with reference to Mayne's performance targets ("Vesting Conditions").

SARS are to be granted to Mr James in three equal tranches, each over 140,000 Performance Shares. The first tranche was granted on November 12, 2002, the second on August 29, 2003 and the third on August 29, 2004.

The Vesting Conditions relate to cash earnings per share ("EPS") growth over successive three year periods. Mr James will be entitled to vest 50% of the SARS in each tranche where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant 3 year period. This will increase pro rata for performance above the target EPS growth figure resulting in 100% of the SARS vesting for achieving 15% per annum average annual cash EPS growth over each three year period.

A SAR does not carry a right to vote nor to dividends or to participate in other corporate actions (such as rights or bonus issues).

Once a SAR vests, Mr James is not entitled to trade in the resulting Performance Shares, without the prior consent of the Board, for a period of 10 years after the date of the grant of the SAR, or until ceasing employment with Mayne, whichever is earlier.

When the vesting condition is not ratified at the end of the relevant financial year, the SARS will expire.

At June 30, 2004 SARS over 280,000 Performance Shares have been granted to Mr James. (June 30, 2003 - 140,000 Performance Shares)

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information in this section is based on Mayne's awareness as at October 31, 2004.

Major Shareholders

Mayne is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following companies have notified Mayne that they owned more than 5% of any class of Mayne's voting securities. The number of ordinary full paid shares on issue at October 31, 2004 is 642,123,434.

Name of shareholder	Number of ordinary shares	% of issued capital
Maple-Brown Abbott (MBA)	79,218,000	12.380%
Franklin Resources, Inc. and its affiliates (FRI)	41,464,969	6.460%
National Australia Bank Limited Group (NAB) (Custodial Holder)	50,570,441	7.875%
Lazards Asset Management Pacific Co (LAM)	44,024,907	6.870%

Set forth below is a history of the changes in the shareholdings of the shareholders listed above as notified by those shareholders to Mayne.

Holder	Date of Initial Notice	No of Shares Held	Date of Highest Holding	No of Shares Held	Date of last Notice	Latest Reported Holding
MBA	March 3, 1999	21,785,040	June 30, 2003	92,684,494	September 3, 2004	79,218,000
FRI	July 4, 2002	40,918,259	August 7, 2003	86,097,776	October 15, 2004	41,464,969
NAB	January 20, 2003	44,412,525	October 28, 2004	50,570,441	October 28, 2004	50,570,441
LAM	March 9, 2004	37,927,753	June 7, 2004	44,024,907	June 7, 2004	44,024,907

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Distribution of shares

Holdings	Number of holders of fully paid ordinary shares	Number of shares	Percentage of shares
1-1,000	32,900	15,358,459	2.39
1,001-5,000	36,243	84,164,813	13.11
5,001 - 10,000	5,819	41,502,252	6.46
10,001-100,000	3,059	63,673,191	9.92
100,001 and over	124	437,424,719	68.12
Total	**78,145**	**642,123,434**	**100.00**

Voting Rights

On a show of hands, every person present in the capacity of a member or the representative of a member which is a body corporate, or the proxy or an attorney of a member, or in more than one of those capacities has one vote. On a poll, every member who is present in person or by proxy or attorney or, in the case of a member which is a body corporate, by representative has one vote in respect of every fully paid share held by such member. No shareholder has any different voting rights than any other shareholder.

Change in Control

There are no arrangements known to Mayne, the operation of which may at a subsequent date result in a change in control of Mayne.

Related Party Transactions

Loans to Related Persons

At the Annual General Meeting in November 2000 shareholders ratified the issue, on June 23, 2000, of 750,000 shares to SB James, at market price and financed by an interest free loan of $2.198 million. The loan to Mr James must be repaid in full by no later than the expiry date of his service agreement. If the amount outstanding at the relevant date exceeds the value of the shares issued, repayment is only required of an amount equal to the value of the shares on that date. The loan must be reduced by the after-tax amount of any dividends received in respect of the shares and by the after-tax amount of any fees received by Mr James as a result of holding a directorship (with Mayne's consent) of a company outside the Mayne Group. Any proceeds of a buy-back or cancellation of the shares by Mayne must first also be applied to repayment of the loan. Mayne is liable for any fringe benefits tax payable in respect of the issues of shares and the loan. The notional rate of interest determined on an arms length basis would have been 6.55%. During fiscal year 2004, $41,000 of the loan to Mr James was repaid. At June 30, 2004, the balance outstanding of the loan to Mr James was approximately $2 million.

Amounts due to and receivable from controlled entities within the Mayne Group are disclosed in Notes 9, 12 and 18 of the financial statements and further information on transactions with related parties is disclosed in Note 33 of the financial statements.

ITEM 8 – FINANCIAL INFORMATION

Selected Financial Data

Refer to Item 18 pages F-1 – F-117

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LEGAL PROCEEDINGS

To the best of our knowledge, neither Mayne nor any of its subsidiaries is engaged in any litigation or claim which is likely to have a significant effect on our financial position or profitability or that of any of its subsidiaries.

DIVIDEND POLICY

Our current dividend policy is to payout approximately 40-50% of normalized net profit after tax (net profit before significant items and goodwill amortization expense).

Mayne anticipates that it will pay two dividends per year, being an interim dividend and a final dividend. However, in fiscal 2004 Mayne paid three dividends. The first dividend of A$0.06 per share was a special dividend paid in lieu of the fiscal 2003 final dividend. The special dividend was paid on September 30, 2003 (the date the 2003 final dividend would otherwise have been paid).

In relation to the fiscal 2004 year, we paid an interim dividend of A$0.045 per share on March 31,2004, and a final dividend of A$0.065 cents was paid on September 30, 2004.

ITEM 9 – THE OFFER AND LISTING

The principal trading market for Mayne Group's Ordinary Shares is the Australian Stock Exchange ("ASX").

American Depositary Shares ("ADSs"), each representing five (5) Ordinary Shares and evidenced by American Depositary Receipts ("ADRs"), for which The Bank of New York is the Depositary, are traded over the counter in the United States. The Bank of New York replaced Citibank N.A. of New York as successor depositary bank on August 16, 2004.

The following table sets forth for the periods indicated the highest and lowest market closing price quotations for Ordinary Shares reported on the Daily Official List of the ASX adjusted to reflect stock dividends, rights issues and entitlement issues during the periods indicated. Prices for our ADSs in the United States over the counter market are not currently quoted on a national exchange.

	Ordinary Shares	
Fiscal Year	High A$	Low A$
2000	5.55	2.90
2001	6.70	3.55
2002	7.50	3.65
First Quarter	7.07	6.17
Second Quarter	7.50	6.48
Third Quarter	6.92	5.16
Fourth Quarter	5.36	3.65
2003	4.22	2.58
First Quarter	4.22	3.50
Second Quarter	3.65	2.88
Third Quarter	3.33	2.88
Fourth Quarter	3.19	2.58
2004	3.68	2.80
First Quarter	3.50	2.80
Second Quarter	3.68	3.08
Third Quarter	3.47	3.07
Fourth Quarter	3.43	3.00

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	Ordinary Shares	
	High A$	Low A$
March 2004	3.47	3.21
April 2004	3.43	3.19
May 2004	3.20	3.00
June 2004	3.41	3.04
July 2004	3.66	3.39
August 2004	4.07	3.53
September 2004	4.13	3.82
October 2004	4.40	3.92

High/Low Prices Mayne Group ADRs

Below are the high/low prices for the ADRs

Fiscal Year	High Price (US$)	Low Price (US$)
2000	16.21	8.25
2001	17.41	10.38
2002		
First Quarter	17.59	15.63
Second Quarter	19.17	16.56
Third Quarter	17.81	13.75
Fourth Quarter	14.44	9.84
2003		
First Quarter	11.73	9.49
Second Quarter	10.22	8.14
Third Quarter	9.76	8.57
Fourth Quarter	10.54	8.42
2004		
First Quarter	11.50	9.32
Second Quarter	13.06	10.78
Third Quarter	13.11	11.65
Fourth Quarter	12.89	10.49

Monthly	2004 High Price (USD $)	2004 Low Price (USD $)
May 2004	11.66	10.70
June 2004	11.74	10.49
July 2004	12.97	12.00
August 2004	14.23	12.43
September 2004	14.53	13.45
October 2004	16.21	14.20

Yearly	High Price (USD $)	Low Price (USD $)
Through October 2004	16.21	10.49

As of September 30, 2004, 79,997 ADRs representing 399,985 Ordinary Shares were outstanding and were held by 3 registered holders.

As of September 30, 2004, 481,664 Ordinary Shares were in the names of 86 registered holders with United States addresses representing approximately 0.08% of Mayne's outstanding Ordinary Shares.

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ITEM 10 – ADDITIONAL INFORMATION

CONSTITUTION

The following is a summary of certain of the major provisions of the constitution of Mayne which may be inspected during normal business hours at our registered office.

Voting

At a general meeting, every member present in person or by proxy, attorney or representative has one vote on a show of hands in respect of its shareholding, and has one vote on a poll for each fully paid Mayne share held (with adjustments for partly paid Mayne shares of which there are none issued at present).

Meetings Of Members

A general meeting may be called by directors' resolution or at the request of Mayne shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 Mayne shareholders entitled to vote at the general meeting.

Dividends

The directors of Mayne may pay any interim and final dividends that, in their judgment, Mayne's financial position justifies. The directors of Mayne may rescind a decision to pay a dividend if they decide, before the payment date, that Mayne's financial position no longer justifies the payment.

Issue Of Further Shares

Subject to Mayne's constitution, the directors of Mayne may issue Mayne shares. The directors may also decide the terms on which Mayne shares are issued and the rights and restrictions attached to those Mayne shares.

Transfer Of Mayne Shares

Holders of Mayne Shares may transfer them by a proper transfer effected in accordance with the operating rules of ASX Settlement and Transfer Corporation Pty Limited or by a written transfer in any usual form or in any other form approved by the directors.

Winding Up

Subject to any special or preferential rights attaching to any class or classes of Mayne shares, members will be entitled, in the event of a winding up, to share in any surplus assets of Mayne in proportion to the capital paid up or which ought to have been paid up on the Mayne shares held by them.

Small Holdings

The directors of Mayne may sell Mayne shares which constitute less than a marketable parcel subject to following certain procedures. The directors may send to a Mayne Shareholder who holds less than a marketable parcel a notice advising that shareholder that he or she may choose to be exempt from this rule of the constitution of Mayne. If, however, after the expiration of at least 6 weeks, the Mayne shareholder has not responded by choosing to be exempt, the Mayne shareholder is deemed to have irrevocably appointed Mayne as his or her agent to sell the Mayne shares constituting less than a marketable parcel as soon as practicable at a price which the directors consider is the best price reasonably available for the shares when they are sold but not less than the

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last sale price of the shares recorded on the Australian Stock Exchange on the business day immediately preceding the date of the notice. The proceeds of the sale of those Mayne shares must then be paid to the former Mayne shareholder and, under current law, Mayne must pay the expenses of the sale.

The directors of Mayne also have the power to cause Mayne to sell Mayne shares held by a shareholder if the holding is less than a marketable parcel of shares and to decide that a shareholder's right to vote or receive dividends in respect of those Mayne shares is removed or changed, if, in each case, a new holding of less than a marketable parcel has been created by a transfer.

Proportional Takeover Provision

Where offers have been made under a proportional takeover bid in respect of Mayne Shares, the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until an approving resolution to approve the takeover bid is passed at a meeting convened by Mayne of all Mayne Shareholders entitled to vote on the resolution. To be effective, an approving resolution must be passed before the 14th day before the last day of the bid period.

Directors

The minimum number of directors of Mayne is 4. The maximum number is to be fixed by the directors, but may not be more than 14 unless Mayne in general meeting resolves otherwise.

Officer's Indemnity

Mayne, to the extent permitted by law, indemnifies each person who is or has been an officer of Mayne, or an officer of a related body corporate of Mayne who in that capacity is or was a nominee of Mayne, on a full indemnity basis against all losses, liabilities, costs, charges and expenses incurred by the person in his or her capacity as an officer of Mayne or a related body corporate. The indemnity does not apply to a liability to Mayne or a related body corporate of Mayne or to a liability arising out of conduct involving a lack of good faith.

BUY BACK AUTHORISATION

Nothing in Mayne's constitution precludes Mayne buying back its own shares or imposes restrictions on the exercise of its power to buy back its own shares. Mayne has authority to buy-back an additional 77.2 million shares before March 2005.

MODIFICATION OF CONSTITUTION

We may modify or repeal our constitution, or a provision of its constitution, by special resolution, being a resolution of which notice has been properly given in accordance with the Corporations Act and which has been passed by at least 75% of the votes cast by members of Mayne entitled to vote on the resolution at a general meeting.

MATERIAL CONTRACTS

Material Financing Agreements

A$500 million bank credit facility agreement

Mayne has in place an A$500,000,000 syndicated loan note/multi-currency cash advance facility (comprising Tranche A with a limit of A$400,000,00 and Tranche B with a limit of A$100,000,00). The facility is provided pursuant to a Facility Agreement dated June 23, 2004 among Mayne and certain subsidiaries of Mayne (as borrowers), Mayne and certain subsidiaries of Mayne (as guarantors), various financial institutions specified therein (as lenders) and Australia and New Zealand Banking Group Limited (as agent). The amount drawn down under the facility as at June 30, 2004 was A$217.3 million.

Subject to certain restrictions set out in the facility agreement, the facility is available for drawing in Australian dollars, US dollars, Euros and British Pounds. The interest rate payable under the facility is variable, based on LIBOR or other benchmark rates depending on borrowed currency.

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In addition, a commitment fee is payable by Mayne in respect of the facility quarterly in arrears at the rate of 35% of the margin in respect of the Tranche A commitment and 40% of the margin in respect of the Tranche B commitment. Various other fees and costs are also payable by Mayne under the facility agreement.

The termination dates for the facility are July 15, 2005 (in respect of Tranche A) and July 15, 2009 (in respect of Tranche B). Draw downs under the facility may be used to refinance Mayne group's existing financial indebtedness, to meet short term working capital requirements or for general corporate purposes.

Each of our subsidiaries that is a guarantor under the credit facility has given a guarantee and indemnity to the finance parties in respect of the repayment of the facility by the borrowers.

The facility agreement contains representations and warranties and undertakings which are customary for a facility of this nature. They include (but are not limited to) the following:

- *financial covenants*:

  (a) a requirement that the interest cover ratio for each calculation period ending on a calculation date be not less than 3.0 to 1.0 (subject to certain temporary exceptions which apply following an acquisition being made by Mayne or a member of the Mayne group);

  (b) a requirement that the debt to earnings ratio for each calculation period ending on a calculation date must not exceed 3.0 to 1.0 (again subject to certain temporary exceptions which apply following an acquisition being made by Mayne or a member of the Mayne group); and

  (c) a requirement that on each calculation date the ratio of total financial indebtedness to the aggregate of total financial indebtedness and shareholders funds must not exceed 0.40 to 1.0.

- *negative pledge*: which provides that no obligor (being the borrowers and guarantors) shall (and Mayne must ensure that no other member of the group will) create or permit to subsist any security over any of its assets, subject to certain exceptions (including but not limited to security arising in the ordinary course of business, security existing over an asset acquired by a member of the group, security created with the prior written consent of the agent acting on the instructions of the majority lenders, and security created by a member of the group in favour of another member of the group).
- *prohibition on disposal of assets*: which provides that no obligor shall (and Mayne must ensure that no other member of the group will) dispose of any assets subject to certain exceptions (including but not limited to disposals made in the ordinary course of business, disposals between obligors, disposals of obsolete assets or disposal of assets where the aggregate value of all assets disposed of in a financial year does not exceed 10% of the total assets of the group).
- a requirement that each obligor must remain a wholly owned subsidiary of Mayne; and
- an undertaking by Mayne to ensure that on each calculation date a sufficient number of its wholly owned subsidiaries are guarantors of the facility to ensure that:

  (i) total assets of the guarantors is at least equal to 90% of total assets of the Mayne group; and

  (ii) EBIT of the guarantors is equal to or greater than 90% of EBIT.

Events of default

The facility agreement contains events of default which are customary for a facility of this type including, among others:

- non-payment of principal or interest;
- failure to comply with any financial covenant;
- insolvency of the Company or any of its subsidiaries;

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- default by the Company or any of its subsidiaries on indebtedness of A$10 million or greater;
- expropriation affecting assets of the Company or any subsidiary with a value greater than A$5 million (with certain exceptions);
- any event having a material adverse effect (as defined); and
- commencement of litigation or other proceedings against the Company or any of its subsidiaries which would be reasonably likely to be adversely determined and have a material adverse effect.

Indenture Governing US$350 million 6.25% Notes due 2006

In February 1996, Mayne issued US$350 million 6.25% Notes due 2006. The notes were issued under an indenture, dated as of February 1, 1996, between Mayne and Marine Midland Bank, as Trustee. Interest on the notes is payable semi-annually in arrears on February 1 and August 1 of each year. The notes will mature on February 1, 2006.

The Indenture includes the following covenants:

- *Limitation on Liens.* Mayne may not create any lien over its assets unless the US$350 million notes are secured equally and ratably with the other obligations secured by the lien, with the exception of liens typically exempted from a covenant of this type (*e.g.*, liens between Mayne's subsidiaries and liens existing prior to the date of issuance of the US$350 million notes);
- *Limitation on Sale and Leaseback Transactions.* With certain exceptions, Mayne may not enter into any sale and leaseback transaction unless, within 180 days, it applies the proceeds to either (a) repay the US$350 million notes or other indebtedness of the company ranking equally or senior to the notes, or (b) the construction or improvement of any real or personal property used in the ordinary course of Mayne's business.
- *Consolidation, Merger and Sale of Assets.* Mayne is prohibited from entering into business combination transactions unless the surviving entity assumes the obligation to pay the US$350 million notes and other conditions are met.

Sale of Mayne's Hospitals Business

On October 21, 2003, Mayne Group Limited signed an agreement with a consortium, comprising Ironbridge Capital Pty Limited, CVC Asia Pacific Limited, GIC Special Investments Pte Limited and Mayne's Hospitals management for the sale of its entire Hospitals business in Australia and Indonesia. A summary of the material agreements related to this sale are as follows.

Umbrella Deed

A deed between Mayne Group Limited (**"MGL"**) and Mayne Healthcare Holdings Pty Limited (**"MHH"**) (collectively, **"Mayne"**) and Australian Newco Holdings Pty Limited (the **"Buyer"**), Joondalup Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Logan Hospital Pty Limited, Melbourne Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Caboolture Hospital Pty Limited, Frances Perry Hospital Pty Limited, Armidale Hospital Pty Limited and P.O.W. Hospital Pty Limited (collectively, the **"Buyer Companies"**) was executed on October 21, 2003.

The deed overarches the sale agreements for Mayne's Australian hospital business, namely, the AME and HCoA hospital group and each of the nine collocated and privatized hospital businesses (the "Australian Hospital Business").

The deed contains an obligation on the Buyer to pay a purchase price of $392,225,180 and procure the repayment of intercompany debt owed by the hospital group to Mayne in the amount of $402,774,820. These amounts are payable on completion of the sale of the AME and HCoA hospital group, subject to the Buyer

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obtaining FIRB approval and satisfying its financing conditions precedent including that there is no material adverse change in the hospital business between June 30, 2003 and November 30, 2003. The purchase price will be adjusted by any increase or decrease in net trading assets between June 30, 2003 and November 30, 2003.

The deed contains various warranties by Mayne in respect of the Australian hospital business. MGL agrees to indemnify the Buyer in respect of contamination or pollution at the hospital sites in certain circumstances. MGL's liability under this indemnity is capped (together with liability under certain other claims which might be made by the Buyer) to the adjusted purchase price and the indemnity does not apply to the extent that the liability arises as a result of a change of use of the relevant premises after completion of the sale. MGL also agrees to indemnify the Buyer in respect of certain current and threatened litigation (with the Buyer only obliged to retain a small proportion of the risks associated with some of those pieces of litigation) and matters arising from its hospital group reorganization and divestments. MGL's liability under these indemnities is not capped.

The Buyer Companies agree to indemnify Mayne in respect of its self-insured liability to pay workers' compensation claims made by current and former employees of the hospital business. We agree not to carry on day surgeries or any business requiring an overnight private hospital bed licence for a period of 5 years. Additionally we agree not to induce certain senior management to leave the employment of the Buyer group for a period of 2 years.

Mayne agrees to make and pursue insurance claims under certain insurance policies in respect of any liabilities it incurs for which we would otherwise be indemnified by the Buyer under the various transaction agreements. The deed also contains provisions relating to the management of litigation in respect of the hospital business and the management of workers compensation claims as between Mayne and the Buyer.

Share and Asset Sale Deed – Hospitals

This deed, executed on October 21, 2003, together with the Umbrella Deed, provides for the sale of the AME and HCoA hospital group and certain shared services assets (excluding the collocated and private privatized hospital businesses). The parties to this Deed are the same as the parties to the Umbrella Deed.

Pursuant to this Deed the Buyer assumes, and each of the Buyer Companies indemnifies each member of the MGL group against, liabilities arising before, on or after completion, in relation to the part of the Australia Hospital Business being sold under this deed (this includes liability for medical malpractice and other tortious liabilities).

We provide to the Buyer an indemnity in respect of tax liabilities arising in respect of events occurring prior to completion. This indemnity is limited in a number of ways, including: excluding liability for indirect or consequential loss; and a requirement that claims must be made in 4 years (except in the case of tax evasion or tax fraud where the time limit is up to 7 years). This Deed also contains: the terms (including the charges payable) on which the Buyer will, following completion, make available to members of the MGL group shared services previously provided to those companies by companies which Mayne has sold to the Buyer and to each collocated and privatized hospital pending completion of the Asset Sale Deed for that hospital (a services charge is payable by MGL to the Buyer in respect of each of these hospitals); and the terms (including the charges payable) on which MGL will provide shared services to the Buyer to enable the Buyer to continue to operate certain aspects of the Australian Hospital Business which it has purchased.

Deed of Cross Guarantee

The Deed of Cross Guarantee was executed on October 21, 2003. The parties to the Deed of Cross Guarantee are Mayne, the Buyer and the Buyer Companies. Each of the Buyer and the Buyer Companies irrevocably and unconditionally guarantee to Mayne the due and punctual performance by each other guarantor of all the obligations of each other guarantor under the Umbrella Deed, Share & Asset Sale Deed and certain

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other agreements to be signed at Completion of the Share & Asset Sale Deed. We are indemnified by each of the Buyer and Buyer Companies from any loss suffered arising out of any failure by the Buyer or a Buyer Company to duly and punctually perform such obligations.

Taxation

Commonwealth of Australia Taxation

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership of Ordinary Shares or ADRs. Holders of ADRs are advised to satisfy themselves as to their own tax consequences of their acquisition and ownership of ADRs, and the Ordinary Shares represented thereby, by consulting their own tax advisors.

Except as otherwise noted, the following discussion is based on the Australian laws in force as of the date of this Annual Report and is subject to any changes in Australian law, and in any double taxation convention between the United States and Australia, occurring after the date of this Annual Report.

The Australian income tax legislation incorporates an imputation system for the relief of double taxation on dividends paid by Australian resident corporations. The imputation system applies with the effect that dividends paid to non-residents of Australia will not attract Australian withholding tax to the extent that the dividend has been "franked". A dividend will generally be franked to the extent that the corporation declaring the dividend has tax credits available from the payment of Australian corporate tax and has declared that the dividend is so franked.

The Australian income tax legislation also allows unfranked dividends to be paid without the imposition of withholding tax where a balance exists in a notional account called a Foreign Dividend Account. This Account is used to record dividends received by Mayne from certain foreign sources (typically, foreign subsidiaries). The limitation is that the balance of this account is reduced by all dividends paid by Mayne, not just those paid to non-resident shareholders.

For the unfranked part of dividends paid by Mayne to a United States resident shareholder that are not free from withholding tax, the current double taxation convention between Australia and the United States (the "Treaty"), provides that the dividends, including those paid to an ADR holder who is not deemed to be an Australian resident for the purposes of the convention, will be subject to Australian withholding tax at a maximum rate of 15% (or 5% where the shareholding is 10% or greater and the dividend is paid on or after the effective date of change of the convention, being 1 July 2003). If withholding tax is payable, it is a final tax and no other Australian tax is payable.

Therefore, unfranked dividends paid from a Foreign Dividend Account will not be subject to withholding tax. Unfranked dividends (not paid from the Foreign Dividend Account) paid to US resident companies holding at least 10% of the voting interests in Mayne will be subject to withholding tax at the rate of only 5%. Unfranked dividends (not paid from the Foreign Dividend Account) paid to any other US resident will be subject to 15% withholding tax.

We have provided and will continue to provide all shareholders with notices which specify the franked and unfranked amount of each dividend, the extent to which the dividend is paid from the Foreign Dividend Account and the amount (if any) of dividend withholding tax deducted.

A United States citizen who is a resident in Australia or a United States corporation which is a resident of Australia (by reason of carrying on business in Australia and having its voting power controlled by shareholders who are residents of Australia or being managed or controlled in Australia) may be liable to pay Australian income tax in respect of the profit or capital gain (if any) derived upon the disposal of ADSs or Ordinary Shares.

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Under current Australian tax laws, no tax is payable in respect of the disposal of ADSs or Ordinary Shares held by non-residents of Australia except:

(a) if the ADSs or Ordinary Shares are trading stock of the holder or if an ordinary incident of the holder's business is the sale of securities for a profit, and, in either case, the profit is sourced in Australia;

(b) if sold and the total number of ADSs or Ordinary Shares held by the non-resident or his associates, or the non-resident together with his associates, at any time during the period of five years preceding the disposal represents 10% or more of the issued share capital of Mayne (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital); or

(c) if the non-resident carries on business at or through a permanent establishment in Australia and the ADSs or ordinary shares constitute part of the business property of that permanent establishment.

The current Treaty expressly allows Australia to apply its domestic laws to tax capital gains made by US residents. Accordingly, the convention will not provide relief from Australian capital gains tax in the circumstances outlined under (a), (b) and (c) above. However, the US domestic tax law will allow a foreign tax credit for any Australian capital gains tax paid.

Under current Australian tax law, no Australian State or Federal estate duty or any other inheritance taxes will be payable in respect of ADSs or Ordinary Shares upon the death of a holder thereof, regardless of the holder's domicile.

For capital gains tax purposes, the death of the holder will not produce a deemed disposal of the deceased's assets, except if the ADSs or Ordinary Shares are bequeathed to a tax-exempt institution (as defined by reference to certain Australian exempting provisions). In all other circumstances, the liability for tax on any gain is effectively transferred to the deceased's legal representatives or beneficiaries. Such deemed disposal or a disposal subsequently by the beneficiary will have the consequences set out above.

Australian Stamp Duty

Australian stamp duty will not be payable on the acquisition of ADSs or any subsequent transfer of an ADS.

United States Federal Income Taxation

This section describes the material U.S. federal income taxation of the ownership of Ordinary Shares or ADSs by U.S. Holders, as defined below. It applies to you only if you hold your Ordinary Shares or ADSs as capital assets for tax purposes.

This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of the Treaty and the Code, U.S. holders of ADRs will be treated as the owners of the Ordinary Shares underlying the ADSs evidenced by the ADRs. Exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares, generally will not be subject to U.S. federal income tax. For purposes of this discussion, you are a U.S. holder if you are a beneficial owner of Ordinary Shares or ADSs and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for

your securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of Mayne, a person that holds Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the U.S. dollar.

This summary is not a comprehensive description of all the tax considerations that may be relevant with respect to your Ordinary Shares or ADSs. You should consult your own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of Ordinary Shares and ADSs in your particular circumstances.

Taxation of Dividends

Under the U.S. federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Mayne out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you, in the case of Ordinary Shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/U.S. dollar rate on the date the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Ordinary Shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable against your United States federal income tax liability.

Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your Ordinary Shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Ordinary Shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

PFIC Considerations

Mayne believes that Ordinary Shares and ADSs should not be treated as stock of a passive foreign investment company (a "PFIC") for United States federal income tax purposes, and this discussion so assumes,

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but this conclusion is a factual determination that is made annually and thus may be subject to change. If Mayne were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares or ADSs, gain realized on the sale or other disposition of your Ordinary Shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the Ordinary Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

Exchange Controls and Other Limitations Affecting Security Holders

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by Mayne for the movement of funds in and out of Australia, except in connection with the transfer of funds or certain payments to or by the order of, and certain transactions involving, directly or indirectly certain supporters of the former government of the Federal Republic of Yugoslavia and ministers and senior officials of the Government of Zimbabwe.

Under Part 4 of the Charter of the United Nations Act 1945, and the *Charter of United Nations (Terrorism and Dealing with* Assets*) Regulations 2002* (**Regulations**), persons holding financial and other assets of terrorists listed by the Australian Minister of Foreign Affairs (the **Minister**) are prohibited from dealing with those assets.

Under the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* a freeze is imposed on the financial resources of the previous government of Iraq, Saddam Hussein, other senior officials of his regime and their immediate families.

Accordingly, at the present time, remittance of any dividends, interest or other payment by Mayne to non-resident holders of Mayne's securities in the United States are not restricted by exchange controls or other limitations unless the non-resident holder is a terrorist listed by the Minister for the purposes of the Regulations, a supporter of the former government of the Federal Republic of Yugoslavia, a minister or senior official of the Government of Zimbabwe, the previous government of Iraq or Saddam Hussein, a senior official of his regime or a member of their immediate families.

There are no limitations, either under the laws of Australia or under the Constitution of Mayne, to the right of non-residents to hold or vote Mayne Ordinary Shares other than under the Foreign Acquisitions and Takeovers Act of Australia and the Australian Corporations Act 2001.

The Foreign Acquisitions and Takeovers Act requires prior notification by the acquirer to and approval by the Treasurer of the Australian Commonwealth Government of any acquisition of interests in the outstanding shares of an Australian corporation (other than an exempt corporation the definition of which excludes a corporation such as Mayne) which would result in one foreign person alone or with associated persons controlling 15% or more of total voting power or issued shares. In addition, the statute requires prior notification to and approval by the Treasurer of the Australian Commonwealth Government of any acquisition by two or more non-associated foreign persons, together with any associated persons, when such acquisition will result in foreign persons controlling, or when foreign persons control, in the aggregate, 40% or more of total voting power or issued shares. The Treasurer may prevent such an acquisition or permit it only subject to conditions.

Breaches of the compulsory notification procedures constitute statutory offences punishable by fines or imprisonment.

The Australian Corporations Act 2001 (the "ACA") prohibits any person (including a corporation) from acquiring shares if after the acquisition that person's, or any other person's, voting power would exceed 20% of the total voting power in a company. A person is considered to have voting power under the ACA if he or an associate (as defined in the ACA) holds voting shares or has, or is deemed under the ACA to have, power

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(whether direct or indirect and whether legally enforceable or not and irrespective of certain restrictions and restraints on such powers and other matters and things as specified in the ACA): (i) to exercise, or to control the exercise of, the right to vote attached to that share; or (ii) to dispose of, or to exercise control over the disposal of, that share; and a person is considered to have acquired a share when he has acquired such power over such share. This prohibition is subject to certain exceptions which must be strictly complied with to be applicable.

Some of the more significant exceptions are as follows:

(i) Section 611, item 1 of the ACA permits a person who proposes to acquire control over more than 20% of the voting shares of a company to make a formal off-market takeover offer in writing to the shareholders of the target company to acquire their shares.

(ii) Under Section 611, item 1 of the ACA, a person can acquire in excess of 20% of the company's voting shares by causing an on-market bid to be made on his behalf by his sharebroker on the stock exchange of the target company. The bidder must offer to acquire all the shares in the class which the bidder seeks to acquire.

(iii) Under Section 611, item 9 of the ACA, a person who has for six months had voting power of 19% or more in the company is permitted to acquire not more than 3% additional voting power in any period of six months.

Documents on Display

Any public documents referred to in the 20-F may be inspected by contacting the Company Secretary on (613) 9868 0767 or writing to The Company Secretary, Level 21, 390 St. Kilda Road, Melbourne, Victoria, Australia, 3004.

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the Securities and Exchange Commission (SEC) at the SEC's public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further instructions. It is also possible to access this information through the SEC's website via the EDGAR system at *www.sec.gov.*

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion includes certain forward-looking statements. See "Cautionary statement regarding 'forward-looking statements'."

Mayne is exposed to market risks through its commercial and financial transactions. This exposure to market risk is due primarily to interest rate and exchange rate fluctuations. To hedge these market risks, which relate primarily to long term borrowings in United States dollars and to assets held by self sustaining foreign affiliates, Mayne's central Treasury function uses derivative financial instruments, including interest-rate swaps, cross-currency interest-rate swaps, foreign-exchange swaps and interest-rate options.

It is Mayne's policy not to enter, hold or issue derivative financial instruments for trading purposes. Mayne does not have a material exposure to equity price risk or commodity price risk.

Derivative financial instruments that are designated as hedges of underlying exposures are accounted for on the same basis as the underlying exposure.

Mayne has a written Treasury policy and has a segregation of front office and back office controls. Internal and external audits of the Treasury function are performed at regular intervals.

Interest rate risk

Mayne's major borrowings are denominated in United States dollars and are primarily of a fixed interest nature. Mayne enters into interest rate swaps and interest rate options to lower funding costs, or to alter interest rate risk exposures arising from mismatches between assets and liabilities (e.g. converting fixed debt to floating to match a floating receivable).

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Borrowings

The following table sets out the book values, weighted average interest rates, expected (contractual) maturity dates and fair values of Mayne's borrowings at June 30, 2004. The information is presented in Australian dollar equivalents, which is Mayne's reporting currency.

	Expected to mature in fiscal year						2004	
Type	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(A$ equivalent in thousands)							
Euro Loans	819	41,591	4,164	4,164	4,164	6,255	61,157	61,157
Average rate –floating	3.75%	3.11%	3.75%	3.75%	3.75%	3.75%		
US dollar Bonds	—	507,614	—	—	—	—	507,614	529,769
Average rate – fixed		6.25%						
US Dollar Loans	—	41,334	—	—	—	136,476	177,810	177,810
Average rate – floating		2.41%				2.94%		
MYR Loans	90	—	—	—	—	—	90	90
Average rate – floating	7.5%							
Lease liabilities	5,939	3,426	2,085	685	480	39	12,654	12,654
Average rate – fixed	13.44%	10.14%	8.14%	9.26%	5.10%	6.70%		

Interest rate swaps

The following table indicates the types of interest rate swaps used at June 30, 2004 showing their notional amounts and fair values, their expected (contractual) maturity dates and the weighted average interest rates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The average floating rate is the implied market rate for the term of the swap (plus any applicable margin) weighted by the face value of the instrument. The information is presented in Australian dollar equivalents, which is Mayne's reporting currency.

	Expected to mature in fiscal year						2004	
	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(A$ equivalent in thousands)							
Receive - fixed rate swaps								
Australian dollars	—	—	—	35,999	—	—	35,999	868
Average fixed rate				8.18%				
Average floating rate				7.45%				
United States dollars	—	507,614	—	—	—	—	507,614	30,282
Average fixed rate		6.28%						
Average floating rate		1.96%						
Pay – fixed rate swaps								
Australian dollars	10,000	220,000	—	35,999	—	—	265,999	(3,046)
Average fixed rate	6.57%	5.49%		10.04%				
Average floating rate	5.87%	5.66%		6.95%				
United States Dollars	7,252	—	65,265	—	—	—	72,516	824
Average fixed rate	2.09%		2.45%					
Average floating rate	1.17%		2.89%					

All the receive fixed swaps convert fixed debt to floating debt. Accordingly, their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument.

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Within policy parameters, the pay fixed swaps are used to hedge Mayne's floating debt exposure. A portion of the pay fixed swaps greater than 3 years derive from hedging a fixed receivable.

Exchange rate risk

Mayne is exposed to foreign currency exchange rate risk through its borrowings, which are predominantly in United States dollars and through the net assets held by its self sustaining foreign affiliates, which are predominantly denominated in Euros, British pounds and Canadian dollars. Mayne uses foreign currency swaps and cross currency swaps to hedge these exposures. Mayne also uses the foreign exchange market to hedge transactional exposures derived from direct exports, capital purchases and expenses denominated in foreign currencies, and internal loans between the parent company and its wholly owned offshore entities. Mayne uses Australian dollars as the reporting currency and is therefore exposed to foreign exchange movements, primarily in United States dollars, Canadian dollars and European currencies. For a number of currencies, such as the United States dollars and the Euro dollar in particular, Mayne has the benefit of partial offsetting foreign currency flows. The following table sets out the face values of foreign currency swaps and cross currency interest rate swaps in place at June 30, 2004, showing the contract rates, maturities and fair values converted to Australian dollars at balance date.

Derivative instruments subject to foreign exchange risk

	Expected to mature in fiscal year						2004	
	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(A$ equivalent in thousands)							
Sell								
Canadian dollars	18,850	—	—	—	—	—	18,850	(1,192)
Average contracted rate	0.9910							
European dollars	62,292	—	—	—	—	—	62,292	(3,849)
Average contracted rate	0.6075							
New Zealand	2,552	—	—	—	—	—	2,552	(173)
Average contracted rate	1.1770							
United States dollars	196,445	—	—	—	—	—	196,445	(5,721)
Average contracted rate	0.7061							
Singapore dollars	888	—	—	—	—	—	888	(6)
Average contracted rate	1.1876							
Buy								
United States dollars	242,817	203,046	—	—	—	—	445,860	24,639
Average contracted rate	0.7137	0.7475						

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13 – DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE PROCEEDS

None.

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ITEM 15 – CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

For its fiscal year 2004, Mayne performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed under the supervision of our Chief Executive Officer and our Chief Financial Officer. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, Mayne's management, including the CEO and CFO, concluded that Mayne's disclosure controls and procedures were effective as of June 30, 2004.

INTERNAL CONTROLS

There have been no changes in Mayne's internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Mayne's internal control over financial reporting.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr Peter Barnett is an "audit committee financial expert". Although the board has determined that this individual has the requisite attributes defined under the rules of the SEC, his responsibilities are the same as those of the other audit committee members. He is not an auditor or an accountant, does not perform "field work" and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an "expert" for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for oversight of management in the preparation of Mayne's financial statements and financial disclosures. The audit committee relies on the information provided by management and the external auditor. The audit committee does not have the duty to plan or conduct audits to determine Mayne's financial statements and disclosures are complete and accurate.

ITEM 16B – CODE OF ETHICS

We have a written Code of Conduct that applies to Mayne's principal executive officer, principal financial officer and principal accounting officer or controller. The Code of Conduct covers matters such as compliance with laws and regulations, protection of Mayne's interests, conflict of interest, protection of information, confidentiality, copyright, action within delegated authority, use of systems, inside information, improper benefits, misappropriation, professional conduct and political activities. Copies of the Code of Conduct may be obtained without charge by contacting the Company Secretary on (+613) 9868 0767 or writing to The Company Secretary, Level 21, 390 St. Kilda Road, Melbourne, Victoria, Australia, 3004.

ITEM 16C – FEES PAID TO ACCOUNTANTS AND PRE-APPROVAL POLICIES AND PROCEDURES

In July, 2004, Mayne adopted a new policy for Pre-Approval of Audit and Non-Audit Services Provided by the Independent Registered Public Accounting Firm that performs the role of External Auditor of Mayne. This policy provides for non audit services to be either:

1. authorized by the Audit & Compliance Committee (the "Committee") under a general pre-approval that approves specific categories of non-audit services and the value of those services, provided the

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Committee is informed of each service provided ("general pre-approval"). Any general pre-approvals will be valid for 12 months from the date of pre-approval, unless the Committee provides otherwise; or

2. specifically pre-approved by the Committee ("specific pre-approval").

Unless a type of service has received general pre-approval, it will require specific pre-approval by the Committee if it is to be provided by the Independent Registered Public Accounting Firm. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Committee.

For both types of pre-approval, the Committee must consider whether such services are consistent with the Australian Securities and Investments Commission's (ASIC) and SEC's rules on auditor independence. The Committee must form the view that the performance of such services will not impair the independence of the Independent Registered Public Accounting Firm.

The Committee may delegate either type of pre-approval authority to one or more of its members, and it is proposed the Committee delegate this authority to the Committee Chairman. Any specific pre-approvals provided by the Committee Chairman under this delegation must be reported to the Committee at its next scheduled meeting.

All requests or applications for services to be provided by the Independent Registered Public Accounting Firm that do not require specific approval by the Committee will be submitted to the Chief Financial Officer and must include a detailed description of the services to be rendered. The Chief Financial Officer will determine whether such services are included within the list of services that have received the general pre-approval of the Committee, and will inform the Committee of any such services rendered by the Independent Registered Public Accounting Firm at its next meeting.

Requests or applications to provide services that require specific approval by the Committee will be submitted to the Committee Chairman by the Chief Financial Officer, and must include a joint statement from the external auditor and the Chief Financial Officer as to whether, in their view, the request or application is consistent with ASIC's and SEC's rules on auditor independence.

Summary of Fees

	2004 A$'000	2003 A$'000
Audit fees	2,322.0	2,370.6
Audit-related fees	940.4	963.5
Tax fees	1,661.8	1,664.4
All other fees	243.9	789.1
	5,168.1	5,787.6

Audit Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Independent Registered Public Accounting Firm for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filing engagements for those fiscal years are $2,322,013 and $2,370,589, respectively.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Independent Registered Public Accounting Firm that are reasonably related to the performance of the audit or

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review of Mayne's financial statements and are not reported under Audit Fees are $940,489 and $963,497, respectively. The nature of services comprising the fees disclosed under the category are audit of special purpose financial statements relating to divestments, agreed upon due diligence relating to proposed acquisitions and agreed upon procedures in respect of the Pharmaceuticals Industry Incentive Program (Australia) and the audit of Savings and Investment Plan (Puerto Rico).

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Independent Registered Public Accounting Firm for tax compliance, tax advice and tax planning are $1,661,785 and $1,664,433, respectively. The nature of services comprising the fees disclosed under the category are assistance in relation to compliance obligations including divestments, stamp duty, transfer pricing, the Australian tax consolidations regime and research and development tax concessions; preparation and / or review of draft tax returns; submission of returns and correspondence with taxation authorities; taxation due diligence in relation to acquisitions; and, expatriate tax work other than payroll processing.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit-Related Fees and Tax Fees are $243,917 and $789,083, respectively. The nature of services comprising the fees disclosed under the category is advice on the preparation of financial information and the application of GAAP, including US GAAP and International Financial Reporting Standards and other sundry agreed upon procedures engagements.

ITEM 17 – FINANCIAL STATEMENTS

Not responded to as Item 18 complied with.

ITEM 18 – FINANCIAL STATEMENTS

Refer to pages F-1 to F-117, which are incorporated herein by reference.

ITEM 19 – EXHIBITS

1.1 Constitution of Mayne Group Limited.

2.1 Facility Agreement among Mayne Group Limited ("MGL"), Australia and New Zealand Banking Group Limited, Australia and New Zealand Investment Bank, the subsidiaries of MGL identified therein as Original Borrowers and Original Guarantors, and the financial institutions named therein as Original Lenders, dated June 23, 2004.*

2.2 Indenture between Mayne Nickless Limited and Marine Midland Bank, dated as of February 1, 1996 (incorporated by reference to SEC Registration Statement No. 333-00526).

4. Material Contracts

4.1.* Umbrella Deed - Hospitals between Mayne Group Limited ("MGL"), Mayne Healthcare Holdings Pty Ltd, Australian Newco Holdings Pty Ltd, and each of P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

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4.2.* Share and Asset Sale Deed - Hospitals between MGL, Mayne Healthcare Holdings Pty Ltd, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated 21 October 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.3.* Asset Sale Deed - Port Macquarie Base Hospital between MGL, Port Macquarie Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.4.* Asset Sale Deed - Noosa Hospital between MGL, Noosa Privatised Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.5.* Asset Sale Deed - Armidale Private Hospital between MGL, Armidale Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.6.* Asset Sale Deed - Caboolture Private Hospital between MGL, Caboolture Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.7.* Asset Sale Deed - Logan Private Hospital between MGL, Logan Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.8.* Asset Sale Deed - The Melbourne Private Hospital between MGL, Melbourne Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.9.* Asset Sale Deed - Prince of Wales Private Hospital between MGL, P.O.W. Hospital Pty Limited, Australian Newco Holdings Pty Ltd, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.10.* Asset Sale Deed - Joondalup Health Campus between MGL and Joondalup Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale

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Hospital Pty Limited, Melbourne Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.11.* Asset Sale Deed - Frances Perry Private Hospital between MGL, Frances Perry Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited and Joondalup Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.12. Deed of Cross Guarantee between MGL, Mayne Healthcare Holdings Pty Ltd, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.13.* Share Sale Agreement - Indonesian Hospitals between MGL and Australian Newco Holdings Pty Ltd dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.14. Service Contract between Mayne Group Limited and Stuart Hinchen dated April 9, 2002 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.15. Service Contract between Mayne Group Limited and Alan Reid dated November 21, 2001 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.16. Service Contract between Mayne Group Limited and Scott Richards dated May 21, 2002 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.17. Service Contract between Mayne Group Limited and Michael Kotsanis dated February 24, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.18. Service Contract between Mayne Group Limited and Paul Binfield dated April 14, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.19. Service Contract between Mayne Group Limited and Paul Binfield dated October 2, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.20. Service Contract between Mayne Group Limited and Neil Rodaway dated December 17, 2003.

12. Certifications

12.1 Certification required by Rule 13a-14(a)

12.2 Certification required by Rule 13a-14(a)

13. Certifications

13.1 Certification required by Rule 13a-14(b)

13.2 Certification required by Rule 13a-14(b)

* Certain confidential portions of these exhibits have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

/s/ PAUL BINFIELD

Paul Binfield
Chief Financial Officer

November 9, 2004

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Financial Report

for the financial year ended 30 June 2004

Table of Contents: **Page No.**

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Statements of Financial Performance

for the financial year ended 30 June 2004

	Note	Consolidated			Parent Entity	
		2004	2003	2002	**2004**	2003
		$'000	$'000	$'000	**$'000**	$'000
Revenues from ordinary activities	3	**5,042,766**	5,840,095	5,110,420	**1,060,476**	1,208,899
Employee expense		**(953,594)**	(1,507,093)	(1,663,254)	**(123,969)**	(449,692)
Subcontractor expense		**(15,717)**	(254,266)	(403,637)	**(307)**	(73,542)
Purchases of materials and trading stocks		**(2,237,203)**	(2,207,366)	(991,327)	**-**	-
Change in inventories		**(78,463)**	26,777	(16,733)	**-**	-
Consumables expense		**(190,498)**	(332,284)	(460,479)	**(18,149)**	(61,835)
Marketing costs		**(38,085)**	(103,648)	(77,662)	**(275)**	(1,549)
Fleet operation and distribution costs		**(17,151)**	(85,589)	(152,302)	**(149)**	(9,195)
Occupancy costs		**(129,769)**	(123,645)	(80,902)	**(16,899)**	(21,757)
Depreciation and amortisation	4	**(156,345)**	(213,522)	(197,138)	**(8,596)**	(28,506)
Borrowing costs	4	**(32,223)**	(45,134)	(51,476)	**(32,641)**	(47,304)
Other expenses from ordinary activities		**(150,786)**	(559,159)	(807,630)	**(90,855)**	(110,823)
Cost of investment in Logistics, Consumer, Ethical Category Drug and Hospitals businesses divested	4	**(870,687)**	(477,240)	-	**(690,686)**	(643,894)
Write-down of non-current assets to their estimated recoverable amounts	4	**-**	(350,000)	-	**-**	(459,752)
Cost recovery from controlled entities		**-**	-	-	**39,622**	106,399
Share of net profits / (losses) of associates accounted for using the equity method	32	**128**	510	(49)	**-**	-
Profit / (loss) from ordinary activities before income tax (expense) / benefit		**172,373**	(391,564)	207,831	**117,572**	(592,551)
Income tax (expense) / benefit	5	**(74,408)**	(61,025)	(30,616)	**5,467**	8,825
Net profit / (loss)		**97,965**	(452,589)	177,215	**123,039**	(583,726)
Net (profit) / loss attributable to outside equity interests	22	**(3,691)**	(3,574)	(3,604)	**-**	-
Net profit / (loss) attributable to members of Mayne Group Limited		**94,274**	(456,163)	173,611	**123,039**	(583,726)

The accompanying notes form part of this financial report

Statements of Financial Performance

for the financial year ended 30 June 2004

	Note	Consolidated			Parent Entity	
		2004	2003	2002	**2004**	2003
		$'000	$'000	$'000	**$'000**	$'000
Net profit / (loss) attributable to members of Mayne Group Limited (brought forward)		**94,274**	(456,163)	173,611	**123,039**	(583,726)
Non-owner transaction changes in equity:						
Net increase / (decrease) in asset revaluation reserve	21	**(3,376)**	-	8,204	-	-
Net increase / (decrease) in capital profits reserve	21	**(1,113)**	-	-	-	-
Net increase / (decrease) in general reserve	21	**(26)**	-	-	-	-
Net (decrease) in retained profits on the initial adoption of revised AASB 1028 "Employee Benefits"		-	**(1,736)**	-	-	(457)
Net exchange difference on translation of financial statements of self-sustaining foreign operations	21	**(2)**	**(30,739)**	16,478	-	-
Total revenues, expenses and valuation adjustments attributable to members of Mayne Group Limited and recognised directly in equity		**(4,517)**	(32,475)	24,682	-	(457)
Total changes in equity from non-owner related transactions attributable to members of Mayne Group Limited	22	**89,757**	(488,638)	198,293	**123,039**	(584,183)
Basic earnings per share	6	**13.0c**	(57.0)c	24.6c		
Diluted earnings per share	6	**13.0c**	(57.0)c	24.5c		
Dividends per share	7	**17.0c**	4.0c	14.0c		

The accompanying notes form part of this financial report

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Statements of Financial Position

as at 30 June 2004

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Current Assets					
Cash and deposits	8	**304,264**	255,192	**205,003**	139,625
Receivables	9	**674,885**	849,854	**6,510,014**	4,301,050
Inventories	10	**447,033**	381,576	**-**	6,048
Other current assets	11	**31,812**	67,565	**7,880**	29,724
Total Current Assets		**1,457,994**	1,554,187	**6,722,897**	4,476,447
Non-Current Assets					
Deposits	8	**657**	675	**-**	-
Receivables	12	**5,251**	12,549	**2,018**	8,639
Investments accounted for using the equity method	32	**1,388**	8,506	**-**	-
Other financial assets	13	**6,026**	17,405	**2,488,632**	2,671,862
Property, plant & equipment	14	**455,348**	1,074,061	**21,693**	113,831
Intangibles	15	**2,049,847**	1,764,814	**2,999**	5,326
Deferred tax assets	16	**122,662**	198,300	**98,815**	81,368
Other	16	**23,213**	28,058	**17,970**	23,670
Total Non-Current Assets		**2,664,392**	3,104,368	**2,632,127**	2,904,696
Total Assets	25	**4,122,386**	4,658,555	**9,355,024**	7,381,143
Current Liabilities					
Payables	17	**528,346**	613,757	**36,053**	103,477
Interest-bearing liabilities	18	**6,847**	69,619	**6,344,965**	3,882,427
Current tax liabilities	19	**18,702**	34,886	**-**	-
Provisions	19	**234,495**	321,643	**88,259**	85,579
Total Current Liabilities		**788,390**	1,039,905	**6,469,277**	4,071,483
Non-Current Liabilities					
Payables	17	**6,174**	6,176	**-**	1,315
Interest-bearing liabilities	18	**752,477**	560,140	**507,651**	525,222
Deferred tax liabilities	19	**44,315**	41,333	**25,633**	4,660
Provisions	19	**10,358**	23,209	**242**	3,819
Total Non-Current Liabilities		**813,324**	630,858	**533,526**	535,016
Total Liabilities	25	**1,601,714**	1,670,763	**7,002,803**	4,606,499
Net Assets		**2,520,672**	2,987,792	**2,352,221**	2,774,644
Equity					
Mayne Group Limited Interest					
Contributed equity	20	**2,816,239**	3,292,514	**2,826,403**	3,292,514
Reserves	21	**(27,092)**	(30,377)	**-**	4,183
Retained profits	21	**(271,544)**	(278,665)	**(474,182)**	(522,053)
Total Mayne Group Limited Equity Interest		**2,517,603**	2,983,472	**2,352,221**	2,774,644
Outside equity interests	22	**3,069**	4,320	**-**	-
Total Equity		**2,520,672**	2,987,792	**2,352,221**	2,774,644

The accompanying notes form part of this financial report

Statements of Cash Flows

for the financial year ended 30 June 2004

	Note	Consolidated			Parent Entity	
		2004	2003	2002	**2004**	2003
		$'000	$'000	$'000	**$'000**	$'000
Cash Flows from Operating Activities						
Cash receipts from customers		**4,416,530**	5,513,332	5,366,314	**147,143**	793,762
Cash payments to suppliers and employees		**(4,135,681)**	(5,266,079)	(5,066,071)	**(135,464)**	(847,208)
Dividends and trust distributions received		**92**	555	1,863	**418,880**	116,569
Interest received		**17,734**	14,556	32,566	**15,023**	50,451
Borrowing costs paid		**(30,024)**	(43,320)	(55,725)	**(25,435)**	(61,550)
Income taxes (paid) / refunded		**4,039**	(33,047)	(98,888)	**18,075**	(10,700)
Net operating cash flows	23	**272,690**	185,997	180,059	**438,222**	41,324
Cash Flows from Investing Activities						
Proceeds on disposal of entities / business operations (net of cash disposed)		**828,500**	484,231	23,474	**709,400**	400,285
Payments made on divestment activities		**(56,830)**	(46,030)	-	**(56,622)**	(46,030)
Payments for acquisition of entities / business operations (net of cash acquired)		**(359,487)**	(410,268)	(267,742)	**-**	-
Proceeds from sale of property, plant and equipment		**2,810**	9,202	89,161	**-**	10,673
Payments for property, plant and equipment		**(131,737)**	(163,366)	(174,952)	**(12,598)**	(37,066)
Proceeds from sale of investments		**5,753**	-	3,796	**-**	-
Payments for operating rights and licences		**(56,625)**	-	-	**-**	-
Payments for investments		**-**	(15,106)	(5,493)	**-**	-
Proceeds from loans repaid		**-**	209	678	**-**	(14,260)
Payments for loans		**-**	-	(968)	**-**	-
Payments for additional equity in controlled entities		**-**	-	(60,596)	**-**	(41,451)
Proceeds/(payments) for loans to controlled entities		**-**	-	-	**(565,124)**	(220,738)
Proceeds from sale of Faulding oral pharmaceutical business		**-**	-	1,312,257	**-**	-
Payments for product development		**(9,735)**	-	-	**-**	-
Payments for amounts capitalised into goodwill		**(7,958)**	(23,318)	(73,821)	**(2,250)**	-
Net investing cash flows		**214,691**	(164,446)	845,794	**72,806**	51,413
Cash Flows from Financing Activities						
Proceeds from issue of shares		**471**	20	9,823	**471**	20
Proceeds from borrowings		**797,590**	610,000	46,801	**380,122**	610,000
Repayments of borrowings		**(648,535)**	(550,000)	(1,094,091)	**(280,888)**	(550,000)
Finance lease principal		**(3,643)**	(9,020)	(9,139)	**-**	-
Payments for share buy-back		**(493,835)**	(131,959)	-	**(493,835)**	(131,758)
Dividends paid		**(54,566)**	(71,296)	(66,241)	**(54,566)**	(71,296)
Realised foreign exchange gains/(losses)		**(32,947)**	(27,077)	(60,042)	**12,181**	(28,182)
Net financing cash flows		**(435,465)**	(179,332)	(1,172,889)	**(436,515)**	(171,216)
Net increase/(decrease) in cash held		**51,916**	(157,781)	(147,036)	**74,513**	(78,479)
Cash at the beginning of the financial year		**255,192**	425,411	580,901	**130,490**	209,507
Effect of exchange rate changes on cash held		**(2,863)**	(12,438)	(8,454)	**-**	(538)
Cash at the end of the financial year	23	**304,245**	255,192	425,411	**205,003**	130,490

The accompanying notes form part of this financial report

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Notes to financial statements

for the financial year ended 30 June 2004

1. Statement of Significant Accounting Policies

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of preparation

The financial report, being a general purpose financial report, has been prepared in accordance with the following significant accounting policies which, except where there is a change in accounting policy which is separately disclosed, are generally consistent with previous years and which are also in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared in accordance with conventional historical cost principles and has not been adjusted to take account of changing money values except to the extent that the revaluations of certain non-current assets partially reflect such changes.

(b) Financial Year

The 2004, 2003 and 2002 financial years comprised the years ended 30 June 2004, 30 June 2003 and 30 June 2002. The accounts have been prepared in accordance with the versions of applicable Accounting Standards in force for financial years ending on 30 June.

(c) Reclassification of financial information

Segmental reporting has been revised to include the Medical Centres segment with the Pathology Services segment and to include the Hospitals segment and the Ethical Category Drug (ECD) business as discontinued businesses.

The consolidated entity operates predominantly in the following industries:

"Pharmaceuticals" comprises the development, manufacture and distribution of injectable pharmaceuticals and of health and personal care products. The ECD business was divested during the year and is shown as discontinued.

"Diagnostic Services" comprises pathology services, including the management of medical centres and diagnostic imaging services

"Pharmacy" comprises the provision of distribution and retail management services to pharmacies.

"Hospitals" comprises the management of stand alone and co-located private hospitals and public hospital management. The hospital businesses were divested during the period and have been disclosed as discontinued.

"Logistics" comprises warehousing and distribution, distribution fleet management, armoured cars, priority and specialised express freight, couriers and messengers. The logistics businesses were divested during the 2002 financial year and have been disclosed as discontinued.

"Unallocated" comprises expenditure which is not recovered from the operating businesses, cash deposits, investments, borrowings and tax balances not attributed to the operating businesses.

There are no material inter-entity sales.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Provisions

Certain amounts classified in other creditors in the previous financial year have been reclassified to provisions as a result of the first time application of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets".

The amounts reclassified are as follows:

- $105,065,000 consolidated ($26,585,000 parent entity) reclassified from current other creditors to provisions
- $820,000 consolidated ($820,000 parent entity) reclassified from other non-current creditors to provisions.

(d) Revenue recognition (Note 3)

Sales revenue comprises revenue from the sale of goods and from the provision of services. Sales revenues are recognised at the fair value of the consideration received net of the amount of goods and services taxes payable to the taxation authorities. Revenue from the sale of goods arises in the Phamaceuticals, Consumer Products and Pharmacy services businesses to entities outside the consolidated entity. Revenue from the sale of goods is recognised (net of rebates, returns, discounts and other allowances) when control of the goods passes to the customer. In the pharmaceuticals business, where rebates are based on sales achieved by distributors, these rebates are estimated and recorded as a deduction from sales revenue. Where goods are shipped to distributors on consignment, the sale is not recognised until the distributor has recorded a sale to a third party. Service revenue earned (net of discounts and allowances) from the provision of services by the Pathology, Diagnostic Imaging and Pharmacy Services businesses and until their divestment in December 2003 the hospitals businesses is recognised when the service has been performed.

Interest income is recognised as the interest accrues.

The gross proceeds of asset sales are recognised as revenue once control of the asset has passed to the purchaser and the profit or loss on disposal is also brought to account at this time.

Dividend income from controlled entities is brought to account in the parent entity at the time the dividends have been declared by the controlled entities. Dividend income from associated entities is brought to account at the time the dividends are received.

Research and development grants relating to research and development costs that have been expensed are recognised as revenue.

(e) Foreign Currency

Transactions:

Foreign currency transactions are translated to Australian currency at average rates approximating the rates of exchange applicable at the transaction dates and gains and losses have been brought to account in determining period income.

Amounts receivable and payable in foreign currencies at balance date have been translated at the rates of exchange ruling on that date. Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Translation of the financial statements of overseas controlled entities:

Assets and liabilities of overseas controlled entities have been translated at the rates of exchange ruling at balance date. Equity items are translated at historic rates.

The statements of financial performance have been translated at an average rate for the year. Exchange differences arising on translation of "self sustaining" foreign entities have been transferred to the Foreign Currency Translation Reserve on consolidation.

The balance of the Foreign Currency Translation Reserve relating to a self-sustaining foreign controlled entity that is disposed of is transferred to retained earnings in the year of disposal.

Hedges:

Having regard to natural currency hedges, where foreign assets are offset against foreign liabilities, the Directors have, where prudent, entered into specific hedge transactions to protect the value of equity in and loans to overseas controlled entities. In accordance with the requirements of AASB 1012 - "Foreign Currency Translation" gains or losses resulting from these transactions relating to self-sustaining controlled entities have been transferred to the Foreign Currency Translation Reserve.

Where hedge transactions are designed to hedge the purchase or sale of goods or services, exchange differences arising up to the date of the purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are deferred on balance sheet and included in the measurement of the purchase or sale.

Any exchange differences on the hedge transaction after the date of the purchase or sale are included in the statement of financial performance.

(f) Income Tax

Tax effect accounting is adopted in both the parent entity and consolidated entity financial statements. To the extent that timing differences occur between the time items are taken up in the financial statements and when they are taken into account for determination of taxable income, the related taxation liability or benefit calculated at current rates is disclosed in the financial statements as "Deferred Tax Liabilities" or "Deferred Tax Assets". Future income tax benefits are not brought to account as deferred tax assets unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses are not recorded unless realisation is virtually certain.

Withholding tax payable on the distribution of profits from overseas investments is brought to account at the time dividends are proposed. Capital gains tax is provided in the statement of financial performance in the period in which an asset is sold.

When an asset is revalued capital gains tax is not provided at the time of revaluation unless it is known that the asset will eventually be sold.

Tax consolidation

The parent entity is the head entity in the tax-consolidated group comprising all of the Australian wholly-owned subsidiaries set out in Note 31. The implementation date for the tax-consolidated group is 1 July 2002. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions).

The Australian wholly-owned subsidiaries have not entered into a tax funding agreement with the head entity.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

(g) Inventory Valuation

Raw materials and stores, work in progress and finished goods are carried at the lower of cost and net realisable value. In the pharmaceuticals and consumer businesses that engage in manufacturing activities standard costing is used. Standard cost includes direct materials, direct labour and other direct variable costs and allocated production overheads necessary to bring inventories to their present location and position, based on normal operating capacity of the production facilities. The cost of manufacturing inventories and work in progress are assigned on a first-in first-out basis. Costs arising from exceptional wastage are expensed as incurred. Net realisable value is determined on the basis of each inventory line's normal selling pattern. Expenses of marketing, selling and distribution are deducted to establish net realisable value.

(h) Receivables

Trade debtors are generally to be settled within 30 days and are carried at amounts due. Other debtors are carried at amounts due.

The collectibility of debts is assessed at balance date and specific provisions are made for any doubtful accounts. In addition a general provision is maintained.

(i) Investments

The consolidated entity financial report is a consolidation of the financial statements of the parent entity (holding company) and all its controlled entities (subsidiaries) and equity consolidation of all of its associated entities.

The controlled entities have been determined in accordance with the definition in AASB 1024 "Consolidated Accounts". AASB 1024 defines control as the capacity of an entity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of another entity so as to enable the other entity to operate with it in achieving the objectives of the controlling entity.

The associated entities have been determined in accordance with AASB 1016 "Accounting for Investments in Associates". This includes all associated entities over which the parent entity has the capacity to influence significantly the policies of that associate.

Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated accounts.

All inter-entity transactions and balances have been eliminated on consolidation.

Accounts of foreign controlled entities prepared in accordance with foreign accounting principles are, for consolidation purposes, amended to conform with Australian generally accepted accounting principles.

(j) Property, Plant & Equipment

Acquisition:

Items of property, plant & equipment are recorded at cost and depreciated as outlined in Note 1(q).

Revaluations:

Land and buildings are independently revalued every three years to their fair values based on their highest and best use. In the intervening periods the fair values are reassessed in the light of prevailing trading conditions by

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

reference to the present values of the net cash inflows generated by the operations using the land and buildings which can be attributed to these assets. The net cash inflows are estimated using market determined risk adjusted discount rates appropriate for the class of asset and the operating segment. These valuations are disclosed as Directors' valuations.

No revaluations of land and buildings have taken into account the potential capital gains tax in relation to Australian assets.

Assets held for resale:

Items of property, plant & equipment held for resale are classified as Other Current Assets. These assets are carried at their fair values.

(k) Plantation assets

During the financial year the Group acquired Yew tree plantations on leased land in the USA. The plantations will be "whole tree" harvested and the harvested trees dried and processed. The resultant active pharmaceutical ingredient (API) Taxane is recognised as inventory. The plantation assets are measured at net market value at date of acquisition. There has been no change in the net market value between acquisition date and balance date. Of the 2,244,400 trees acquired, only 693,500 were assigned a value, being those trees scheduled for harvest by the 2005 season.

Plantation assets are measured at net market value at each balance date and any increments / decrements are recognised in the statement of finacial performance.

(l) Intangibles

Goodwill:

Purchased goodwill and goodwill on consolidation, representing the difference between the cost of investments in certain businesses and controlled entities and the fair value of the net assets acquired, have been reviewed by the directors to confirm that the current valuation is appropriate and systematically amortised against operating income over the period of time, not exceeding twenty years, during which benefits are expected to arise.

Brand names and licences and operating rights:

The brand names and licences, where applicable, have all been acquired with purchases of businesses or controlled entities. Acquired brands are only recognised where title is clear, brand earnings are separately identifiable and the brand could be sold separately from the rest of the business.

Depreciation rates range from 1% per annum to 50% per annum dependent upon the nature and useful or contractual life of the intangible asset.

No annual amortisation is provided where the end of the economic life of the acquired brand, licence or operating right cannot be foreseen and is not limited by technical, commercial or legal factors.

The value inherent in the brand names and licences is reliant on the ability to generate superior returns for the business. The consolidated entity has adopted a policy to review the useful life and recoverable amount on an annual basis in conjunction with a triennial independent valuation of each brand and licence.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

The carrying value of each brand name and licence was independently assessed during the June 2003 financial year by Trowbridge Deloitte Limited. The valuation basis used involved the determination of a royalty by comparing the estimated discounted cash flows of the business to the estimated discounted cash flows specifically attributable to the brand name or licence, and then valuing this royalty stream.

(m) Capitalisation of Interest

Building projects:

To establish the costs of capital projects, interest is capitalised on capital projects during development. The interest is amortised over the estimated useful life of the relevant fixed asset. No interest was capitalised during the current year (2003 : Nil).

(n) Capitalisation of Leased Assets

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance lease assets and liabilities are capitalised in the financial statements. Assets and liabilities have been recorded at the present value of the minimum lease payments from the beginning of the lease term. Leased assets are amortised over the lease term, or over the expected life of the leased property. The lease liabilities have been classified between current and non-current amounts.

(o) Recoverable amounts of Non-Current Assets valued on a cost basis

The carrying amounts of non-current assets valued on a cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing the recoverable amount the relevant estimated cash flows have been discounted to their present value. The discount rate used, based on weighted average cost of capital, was 9.6%. (2003 9.6%) .

(p) Deferred Expenditure

Material items of expenditure are deferred to the extent that future economic benefits can be measured reliably, are directly attributable to an asset controlled by the consolidated entity, are recoverable out of future revenue, do not relate solely to revenue which has already been brought to account and will contribute to the future earning capacity of the consolidated entity.

Deferred expenditure is amortised over the period in which the related benefits are expected to be realised with a maximum of 5 years and is reviewed in accordance with the policy set out in Note 1(o).

(q) Depreciation and amortisation

Freehold Properties:

Depreciation of buildings on freehold land has been calculated on their fair value. Buildings are depreciated at 2.5% per annum.

Leasehold Improvements:

The fair values of leasehold improvements are amortised by equal annual charges over the unexpired lease periods, that range from one year to fifteen years.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Plant and Equipment:

Provision for depreciation of these assets is calculated by the straight line method at various rates appropriate to their estimated useful lives.

Depreciation rates range from 5% per annum to 33.3% per annum dependent upon the nature and useful life of the asset.

Leased Plant and Equipment:

Provision for depreciation of these assets is calculated by the straight line method at various rates appropriate to their estimated useful lives.

Depreciation rates range from 5% per annum to 33.3% per annum dependent upon the nature and useful life of the asset.

All of the above rates are consistent with those used in the prior financial year.

(r) Payables

Trade creditors are generally settled within 30 days and are carried at amounts payable. Other creditors are carried at amounts payable.

(s) Employee Entitlements

Wages, Salaries, Annual Leave and Sick Leave:

The provisions for employee entitlements to wages, salaries, annual leave and vesting sick leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provisions have been calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date and include related on-costs.

Long Service Leave:

The liability for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures. Related on-costs have also been included in the liability.

Superannuation Funds:

The consolidated entity contributes to several superannuation funds. Contributions are charged against income as they are made.

Three of the funds to which the Company contributes are defined benefit plans. Details of these plans are set out in Note 34. These defined benefit plans are closed to new members and employees are members of company sponsored defined contribution plans or of industry or government plans depending on regional requirements.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Executive Share Option Plan:

The parent entity granted options to certain employees under an executive share option plan. Other than the costs incurred in administering the scheme, which are expensed as incurred, the consolidated entity has not recognised an expense associated with the scheme. When options are exercised the employee pays cash that is banked and new shares are issued for the equivalent value, resulting in an increase in contributed equity.

Employee Share Acquisition Plan:

During the 1998/1999 financial year the Group granted shares to certain employees under an employee share acquisition plan. An interest free loan has been advanced to employees under this scheme. The loan is carried in the accounts at its recoverable amount. The costs incurred in administering the scheme and the cost of any write down of the loan to employees to its recoverable amount are an expense to the consolidated entity.

During the 2002 financial year eligible employees were invited to purchase approximately $1,000 of Mayne Group ordinary shares at a purchase price of 1 cent per share. Other than the costs incurred in administering the scheme, which were expensed as incurred,the consolidated entity has not recognised an expense associated with the scheme.

Senior Executive Short Term Incentive Plan

During the financial year the Group established a share plan under which eligible senior executives must take a specified percentage of incentive remuneration in the form of Mayne Group ordinary shares. These shares are subject to a three year vesting period and dealing restrictions for a period of 10 years from the date of the award of the shares whilst the executive remains an employee.

(t) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that this will result in an outflow of economic benefits.

Where the effect is material, provisions are determined by discounting the expected future cash flows at a rate that reflects the time value of money and the risks specific to the liability.

Restructuring:

A provision for restructuring is recognised at acquisition where there is a demonstrable commitment and a detailed plan such that there is little or no discretion to avoid the payments and the amounts can be reliably estimated. Such provisions relate only to costs associated with the acquired entity.

Other provisions for restructuring are recognised when a detailed plan has been approved and the restructure has commenced or been publicly announced.

Acquisitions:

Provisions are raised at acquisition for redundancies, contractual arrangements and claims liabilities.

Onerous contracts:

Provision is made where the consolidated entity is party to onerous contracts.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Surplus leased premises:

Provisions are made in circumstances where the consolidated entity has entered into non-cancellable operating leases for premises which have either been vacated or have been sub-let at lower rentals than the consolidated entity is paying.

Self insured workers compensation:

Australian businesses provide for self insured workers compensation under licencing conditions of the respective States. The provisions are based on independent actuarial assessments of claims liabilities and IBNR factors.

(u) Derivatives

The consolidated entity is exposed to changes in interest rates and foreign exchange rates from its activities. To hedge these exposures the consolidated entity uses derivative financial instruments, including interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and interest rate options. The consolidated entity does not enter, hold or issue derivative financial instruments for trading purposes. Controls have been put in place to monitor compliance with consolidated entity policy. Derivative financial instruments that are designated as hedges and are effective as hedges of underlying exposures are accounted for on the same basis as the underlying exposure.

Interest Rate Swaps:

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period.

Cross Currency Interest Rate Swaps:

Interest payments and receipts under cross currency interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period. The accounting for principal amounts is set out in Note 1 (e).

Foreign Exchange Derivatives:

The net receivable or payable under foreign exchange swaps and forward contracts is recorded on the statement of financial position from the date of entering into the derivative. When recognised, the net receivable or payable is revalued using the exchange rate current at reporting date.

Interest Rate Options:

Interest rate options are used to hedge interest rate exposures. The premiums paid on interest rate options and any realised gains or losses on exercise are included in other assets and are amortised to interest expense over the terms of the agreements.

(v) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the GST is not recoverable from the Australian Tax Office (ATO), when it is recognised as part of the cost of acquisition of an asset or as part of an expense.

Receivables and payables are stated with the amount of GST included.

The net amount recoverable from or payable to the ATO is included as a current asset or a current liability in the statement of financial position.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Cash flows are included in the statement of cash flows on a gross of GST basis. GST components of investing and financing cash flows recoverable from or payable to the ATO are classified as operating cash flows.

(w) Use of estimates

The preparation of the financial report in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial report and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. A regular review is made of these estimates and any movements resulting from a change in the estmates are recognised through Profit and Loss.

(x) Nature of operations

The consolidated entity operates substantial businesses in three core industries: Pharmaceuticals, Diagnostic Services and Pharmacy . Pharmaceuticals includes the development, manufacture and distribution of injectable pharmaceuticals and of health and personal care products. Pharmaceuticals has plants in Australia, USA, Puerto Rico and Germany and distributes to more than 50 countries in three regions being Asia Pacific, Americas and Europe, Middle East and Africa. During the year the Australian based Ethical Category Development (ECD) business was divested and is included in discontinued operations.

Diagnostic Services includes pathology, medical centres and diagnostic imaging services.

Pharmacy includes the provision of distribution and retail management services to pharmacies.

Diagnostic Services and Pharmacy operations are solely in Australia.

During the year the consolidated entity divested its hospitals business, which is included in discontinued operations. Hospitals comprises the management of stand alone and co-located private hospitals as well as public hospital management. The Hospital division operates predominantly in Australia along with operations in Indonesia.

2. Transition to IFRS

For reporting periods on or after 1 January 2005, Mayne Group Ltd ("Mayne") must comply with International Financial Reporting Standards ("IFRS") as issued by the Australian Accounting Standards Board. The reporting period beginning 1 July 2005 (FY06) is the first period that Mayne will be using the new standards. Comparative information for the FY05 period in the FY06 accounts will be required to be re-stated as though it was completed using the new IFRS standards with the majority of adjustments being made, retrospectively, against retained earnings. This means that Mayne's opening IFRS balance sheet will be a restated balance sheet dated 1st July 2004.

Mayne has appointed a steering committee that has responsibility to ensure the transition to IFRS reporting standards is achieved in a timely basis. The Chief Financial Officer chairs the IFRS steering committee meetings and is responsible for reporting on the progress of the project to the Mayne Audit and Compliance Committee. A project team responsible for the day-to-day management of the project has been appointed and this team reports to the steering committee.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

A detailed project plan with six distinct phases has been developed. The phases of the project and the key actions related to each phase are detailed below:

Definition phase

- Assignment of roles and responsibilities for the transition project, including the formation of a project team and the steering committee.
- Preparation of a detailed project plan which outlines roles, responsibilities, resource requirements, project risks, time-lines, objectives, key deliverables, milestones, controls and procedures.

Communication phase

- A communication plan for the project has been established.
- The project plan has been communicated to the Audit and Compliance Committee, project team members and to all other key employees impacted by the transition to IFRS.

Technical accounting change review and analysis

- Detailed review of each pending standard, noting each difference between the existing and pending standard, the extent of the potential impact and planned implementation of any changes throughout Mayne. This detailed standard analysis has been reviewed by KPMG.
- Preparation and distribution of papers detailing the significant changes in financial reporting
- Collation and analysis of data has commenced to assess, at a high level, the potential impact on Mayne of the transition to IFRS.

System changes

- Assessment of new information requirements and changes to key business processes caused by the transition to IFRS.
- Revision of Group reporting models to capture IFRS transitional adjustments and to enable parallel running from the transition date, 1 July 2004, to the adoption date, 1 July 2005. This will facilitate the preparation of an opening balance sheet under IFRS at 1 July 2004 and comparatives under IFRS for the financial year ending 30 June 2005.

Training

- Preparation of tailored training materials addressing all aspects of the implementation of, and transition to, IFRS.
- Updating the Mayne Accounting Policy Manual to reflect IFRS based accounting policies.
- Presentation of the above materials to those employees of Mayne significantly impacted by the transition to IFRS.

Implementation

- Mayne plans to have an opening IFRS balance sheet, as at 1 July 2004, completed for the preparation of the December 04 accounts.
- During the preparation of the opening balance sheet, differences arising on transition to IFRS will be finalised. These adjustments will be quantified in the accounts for the half-year ending 31 December 2004.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

- Half-year IFRS comparatives dated 31 December 2004 and full year IFRS comparatives dated 30 June 2005 will be completed directly after existing Australian GAAP accounts have been finalised.
- 31st December 2005 half-year accounts will be the first set of IFRS published accounts prepared by Mayne.

As at 30th June 2004, Mayne considers the project to be progressing in line with the original project plan, with the first three phases of the project largely complete.

Based on the work performed to date, the major potential implications of the conversion to IFRS on Mayne are as follows:

Financial Instruments

Mayne has both foreign currency borrowings and foreign operations. Mayne uses a combination of financial instruments to hedge the foreign currency and interest rate risks inherent in these borrowings and net foreign assets. Refer to Notes 23 and 24 for further details on these instruments and the risk management policy governing the use of derivatives.

Under IFRS, all "derivative" financial instruments must be recognised in the balance sheet at their fair value, with any movements in fair value recognised in current period income. This change in accounting treatment may increase volatility in the income statement unless certain specific "hedge accounting" criteria are satisfied.

Based on the work performed to date, Mayne expects that it will be able to satisfy these hedge accounting criteria for the majority of its derivative financial instruments, thereby mitigating the potential increase in volatility arising as a result of this change in accounting requirements.

Taxation

A "balance sheet" approach to the accounting for taxation will be adopted, replacing the "income statement" approach currently used by Australian companies. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is expected that this change will result in the group being required to carry higher levels of deferred tax assets and liabilities, although it is not expected that these changes will be material at the time of transition to IFRS.

Post employment benefits – defined benefit superannuation plans

The current policy of the group is to make sufficient contributions to defined benefit superannuation plans that operate in the United States, Germany and Australia to ensure that there is no actuarially determined shortfall (based on the "accumulated benefit obligation") in the individual plans. Such contributions are expensed as incurred. Refer to Note 34 for further details on the superannuation plans.

Under IFRS, actuarially determined gains or losses in the plans (determined in accordance with the accounting standard) will be recognised in the income statement and consequently the group will recognise an asset or liability for the net position of the defined benefit superannuation plans. Due to the above policy of ensuring there is no actuarial shortfall, Mayne does not expect any material adjustments to be made.

Intangibles

Mayne has goodwill and separately identified intangible assets as detailed in Note 15.

Goodwill and intangible assets with indefinite useful lives are not required to be amortised under IFRS. However these assets will be tested for impairment annually, with any impairment write-down recognised in the income statement in the period in which it occurs.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Consistent with current Australian accounting requirements, intangible assets with a finite useful life are amortised over that period.

Impairment

Tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially at the transition date to IFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Similarly, goodwill and intangible assets with indefinite useful lives must also be tested for impairment, initially at the transition date to IFRS and thereafter on an annual basis.

Impairment of these assets will be assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable "cash generating unit" to which the assets being tested belong.

The majority of Mayne's tangible non-current assets are held by its Pharmaceutical segment, refer to the segments assets table in Note 25 for details, and, given the performance of this segment, impairment of these assets is not expected to occur.

Equity based compensation

Whilst information relating to the number and respective fair values of share and option issues is disclosed in the financial report under current Australian accounting requirements, refer to Notes 20 and 35 for details, Mayne does not recognise an expense in the income statement for these issues.

On transition to IFRS, Mayne will measure the fair value at issue date for any new issues of shares and options that are considered compensatory under IFRS and will amortise this fair value as an expense in the income statement. An expense will also be recognised for any issues that had not fully vested by 1 January 2005.

Leases

The classification of a lease as an "operating" lease or a "finance" lease under IFRS is primarily based on qualitative guidelines, rather than the existing combination of qualitative and quantitative guidelines contained in Australian GAAP. As part of the transition project, Mayne is reviewing its lease contracts to ensure leases continue to be correctly classified as operating or financing. This review may result in an increase in the number of leases classified as financing, and therefore in the recognition of lease assets and liabilities in the balance sheet. The impact on the income statement is not expected to be significant, as the operating lease expense would be replaced by a depreciation charge and an interest expense of a similar magnitude.

First-time adoption of Australian equivalents to IFRS

AASB 1 "First-time adoption of Australian equivalents to IFRS" grants limited exemptions from the requirements in Australian equivalents to IFRSs, in specified areas where the cost of compliance would be likely to exceed the benefits to users of financial reports.

Of the exemptions and options available under AASB 1, those most likely to impact Mayne and are therefore are under consideration include:

- Exemption from the application of AASB 3 Business combinations retrospectively to past acquisitions that occurred before the date of transition to IFRS.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

- The option to deem revalued land and buildings before the date of transition to Australian equivalents of IFRS as cost.
- The option to deem the cumulative translation differences for the Group before the date of transition to Australian equivalents of IFRS to be zero.

The above summary should not be taken as an exhaustive list of changes that will result from the transition to IFRS. Whilst significant progress has been made in identifying the impact of the transition, some of the changes will not become apparent until an opening balance sheet has been prepared. The areas identified above are currently being analysed but have not yet been fully quantified. Additionally, currently unknown changes to the "standard platform" of IFRS equivalent standards may also need to be "early adopted" by Mayne in order for Mayne to be IFRS compliant in its first set of financial statements. For these reasons it is not yet possible to quantify the total impact of the transition to IFRS on Mayne's financial position and reported results.

	Note	Consolidated			Parent Entity	
		2004	2003	2002	**2004**	2003
		$'000	$'000	$'000	**$'000**	$'000
3. Revenue						
Revenue from operating activities:						
Sales Revenue						
- Revenue from services		**1,405,013**	2,594,913	3,085,707	**132,025**	559,795
- Revenue from sale of goods		**2,684,656**	2,599,597	1,906,250	**-**	-
		4,089,669	5,194,510	4,991,957	**132,025**	559,795
Other Revenue						
Dividends received						
- controlled entities		**-**	-	-	**161,735**	116,569
- other persons		**-**	-	1,003	**-**	-
Interest received						
- controlled entities		**-**	-	-	**14,877**	35,824
- other associated entities		**33**	11	15	**-**	-
- other persons		**17,462**	12,009	31,899	**13,742**	8,472
Revenue from outside operating activities:						
Proceeds on sale of non-current assets						
- property, plant and equipment		**2,810**	59,476	17,186	**-**	27,775
- investments		**-**	11,103	-	**-**	-
- businesses and controlled entities		**871,191**	496,048	4,551	**737,800**	460,450
Other income		**61,601**	66,938	63,809	**297**	14
		5,042,766	5,840,095	5,110,420	**1,060,476**	1,208,899

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

4. Profit/(loss) from ordinary activities before income tax expense

(a) Profit/(Loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:

	Consolidated			Parent Entity	
	2004 $'000	2003 $'000	2002 $'000	**2004 $'000**	2003 $'000
Cost of goods sold	**(2,315,666)**	(2,190,788)	(1,583,979)	-	-
Borrowing costs:					
- Controlled Entities	-	-	-	**(8,586)**	(12,260)
- Other persons	**(31,290)**	(41,504)	(50,904)	**(24,004)**	(35,044)
- Finance leases	**(933)**	(3,630)	(572)	**(51)**	-
	(32,223)	(45,134)	(51,476)	**(32,641)**	(47,304)
Amortisation and depreciation of:					
- Goodwill	**(78,629)**	(89,311)	(66,912)	-	(1,285)
- Licences and operating rights	**(1,299)**	(2,469)	(1,421)	**(644)**	(922)
- Research and development	**(585)**	(369)	-	-	-
- Freehold buildings	**(7,527)**	(18,672)	(17,216)	-	(302)
- Leasehold improvements	**(4,466)**	(9,891)	(5,232)	**(1,216)**	(7,641)
- Plant and equipment	**(57,301)**	(83,324)	(100,708)	**(6,685)**	(18,219)
- Leased plant and equipment	**(6,006)**	(7,970)	(4,552)	**(14)**	(45)
- Deferred expenditure	**(532)**	(1,516)	(1,097)	**(37)**	(92)
	(156,345)	(213,522)	(197,138)	**(8,596)**	(28,506)
Bad and doubtful debts expense	**(8,868)**	(13,237)	(6,133)	**(30)**	(5,823)
Net gain on sale of property, plant & equipment	**375**	-	7,564	**145**	-
Net loss on sale of property, plant & equipment	**(4,525)**	(9,002)	(2,275)	**(4,277)**	(8,480)
Net gain on sale of investments	-	620	3,796	-	-
Net loss on sale of investments	-	-	-	-	-
Research and development	**(26,607)**	(25,600)	(27,366)	-	-
Provision for employee benefits	**(73,330)**	(109,326)	(100,608)	**(8,400)**	(28,751)
Operating lease rentals:					
- Property	**(66,398)**	(85,817)	(66,912)	**(9,675)**	(23,290)
- Plant and equipment	**(24,861)**	(52,709)	(34,606)	**(1,830)**	(14,563)
Realised foreign exchange gains/(losses)	**107**	-	(9)	**12,181**	(23,463)
Unrealised foreign exchange gains/(losses)	**3,807**	-	(161)	**(5,034)**	99,951

(b) Individually significant items included in profit/(loss) from ordinary activities before income tax expense:

	Consolidated 2004 $'000	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Realised exchange gains/(losses)	-	-	-	**12,181**	(23,330)
Unrealised exchange gains/(losses)	-	-	-	**(5,034)**	99,819
Cost of investments in Logistics, Consumer, and Hospitals businesses divested	**(870,687)**	(477,240)	-	**(690,686)**	(643,894)
Corporate development expenditure	**(7,141)**	-	-	**(6,895)**	-
Closure and sale of Consumer businesses	-	(13,658)	-	-	(12,843)
Write down and sale of Hospital businesses	-	(94,068)	-	-	(41,239)
Write down of IT assets	-	(34,774)	-	-	(15,201)
Product recall	-	(48,635)	-	-	(11,589)
Restructuring expense	-	(12,585)	(26,843)	-	(2,550)
Loss on debt forgiveness	-	-	-	**(24,000)**	(28,904)
Write down of non-current assets to their estimated recoverable amount	-	(350,000)	-	-	(459,752)
Total significant expense items	**(877,828)**	(1,030,960)	(26,843)	**(714,434)**	(1,139,483)
Proceeds from sale of Logistics, Consumer, and Hospitals businesses divested	**871,191**	496,048	4,551	**737,800**	460,450
	(6,637)	(534,912)	(22,292)	**23,366**	(679,033)

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

5. Taxation

(a) **The prima facie tax on profit/(loss) from ordinary activities differs from the income tax provided in the financial statements and is reconciled as follows:**

	Consolidated 2004 $'000	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Prima facie income tax expense calculated at 30% (2003 and 2002 30%) on the profit from ordinary activities	**51,712**	(117,469)	62,349	**35,272**	(177,765)
From which is deducted the tax effect of:					
Dividend income	**(60)**	1,172	-	**(78,418)**	(33,449)
Under/(over) provision in prior year for continuing businesses	**(2,608)**	1,357	3,747	**(4,635)**	206
Utilisation of prior year tax losses	-	(911)	(1,397)	-	(420)
Capital allowances	**(2,597)**	(4,815)	(4,403)	**(878)**	(929)
Recognition of tax losses	-	-	(2,096)	-	-
Non taxable capital profits	-	-	(1,367)	-	-
Non taxable exchange gains	-	(14)	-	-	(14)
Recognition of future tax benefit on fixed assets	-	-	(2,599)	-	-
Employee share acquisition plan	-	-	(4,039)	-	-
Tax deduction on capitalised expenditure	**(969)**	(1,718)	(1,476)	**(969)**	-
Research and development	**(2,033)**	(1,422)	(1,273)	**(2,033)**	-
Non-assessable income	-	-	(3,381)	-	-
Impairment provision release	**(113)**	(628)	(1,664)	**(113)**	(475)
Other variations	**306**	1,796	(4,574)	**609**	(20)
Individually significant items					
- Adoption of Australian tax consolidation regime	-	-	-	**(44,676)**	-
- Prior year overprovision - disposal of logistics businesses	**(4,882)**	-	(39,831)	-	-
- Non taxable exchange gains on foreign borrowings	-	-	-	**(10,462)**	(15,932)
- Non taxable capital profits Hospital divestments	-	-	-	**(14,002)**	-
- Other variations	**(275)**	(565)	-	**248**	430
	38,481	(123,217)	(2,004)	**(120,057)**	(228,368)
To which is added the tax effect of:					
Non-deductible depreciation/amortisation	**24,384**	33,134	20,566	**11,860**	1,751
Non-deductible expenditure	**3,461**	5,886	6,047	**2,389**	480
Overseas income tax rate differences	**(203)**	4,536	2,895	-	-
Withholding tax paid	-	-	-	-	5,217
Current year losses on which no tax benefit has been recognised	**4**	2,288	1,921	-	-
Share of net (profits)/losses of associated entities	**(38)**	(153)	276	-	-
Individually significant items					
- Income tax expense related to wholly-owned subsidiary transactions in the Australian tax consolidated group	-	-	-	**92,244**	-
- Write-off of deferred tax balances on adoption of Australian tax consolidation regime	**6,491**	-	-	**6,491**	-
- Non deductible expenditure - corporate development expenditure	**1,828**	-	-	**1,606**	-
- Non deductible expenditure - disposal of logistics businesses	-	(2,157)	-	-	35,602
- Non deductible expenditure - disposal of hospitals business	-	5,425	-	-	(3,957)
- Non deductible expenditure - disposal and closure of consumer businesses	-	30	-	-	3,853
- Non deductible expenditure - product recall	-	120	-	-	-
- Non deductible expenditure restructure / rebranding	-	133	506	-	-
- Non deductible loss on debt forgiveness	-	-	-	-	8,671
- Tax losses not carried forward as a future income tax benefit	-	30,000	-	-	30,000
- Non deductible expenditure - timing differences not recognised	-	105,000	-	-	137,926
- Non-deductible write down of other assets	-	-	409	-	-
Income tax expense/(benefit) attributable to profit/(loss) from ordinary activities	**74,408**	61,025	30,616	**(5,467)**	(8,825)

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Consolidated			Parent Entity	
	2004 $'000	2003 $'000	2002 $'000	**2004 $'000**	2003 $'000
(b) Individually significant items included in income tax expense:					
Realised exchange gains/(losses)	-	-	-	**5,742**	2,589
Unrealised exchange gains/(losses)	-	-	-	**(1,525)**	(10,174)
Adoption of Australian tax consolidation regime	-	-	-	**44,676**	-
Income tax expense related to wholly-owned subsidiary transactions in the Australian tax consolidated group	-	-	-	**(92,244)**	-
Logistics business divestments	**4,882**	(3,485)	38,466	-	19,569
Closure and sale of Consumer businesses	-	4,068	-	-	-
Write-down and sale of hospital businesses	-	22,795	-	-	16,329
Write-down of IT assets	-	10,432	-	-	4,560
Devolution costs	-	3,643	-	-	765
Product recall	-	14,470	-	-	3,477
Write down of deferred tax assets to their estimated recoverable amounts	-	(30,000)	-	-	(30,000)
Restructuring expense	-	-	7,138	-	-
Corporate development expenditure	**438**	-	-	**364**	-
Tax expense on adopting Australian tax consolidations	**(6,491)**	-	-	**(6,491)**	-
	(1,171)	21,923	45,604	**(49,478)**	7,115
(c) Benefit for Tax Losses incurred					
(a) Benefit Recognised					
Included in the balance shown for deferred tax asset in Note 16 are the following amounts in respect of tax losses (revenue and capital) which have been tax effected for accounting purposes:					
Revenue losses	**33,404**	41,501	46,300	**26,573**	50,268
Capital losses	**6,542**	7,944	8,786	**6,542**	7,066
Included in deferred tax asset	**39,946**	49,445	55,086	**33,115**	57,334
(b) Benefit Not Recognised					
The potential future income tax benefit in controlled entities arising from tax losses (revenue and capital) not recognised as an asset because recovery is not virtually certain is estimated at:					
Revenue losses	**32,181**	33,978	3,208	**30,000**	30,000
Capital losses	**185,648**	98,749	7,542	**185,648**	92,108
	217,829	132,727	10,750	**215,648**	122,108

This benefit for tax losses will only be obtained if:

(i) the relevant company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised or the benefit can be utilised by another company in the economic entity;

(ii) the relevant company and/or consolidated entity continues to comply with conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit from the deductions for the losses.

The Group elected to enter the Australian Tax Consolidations regime in respect of the parent entity and all wholly owned Australian subsidiaries with effect from 1 July 2002. As a consequence of this the tax carrying value of assets was re-assessed, resulting in a write-down in deferred tax assets of $6.491 million, which has been reported as a significant tax expense item.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Consolidated 2004	2003	2002
6. Earnings per Share			
Basic earnings per share:			
Profit and loss from ordinary activities	**13.0c**	(57.0)c	24.6c
Before significant items	**14.0c**	7.1c	21.3c
Fully diluted earnings per share:			
Profit and loss from ordinary activities	**13.0c**	(57.0)c	24.5c
Before significant items	**14.0c**	7.1c	21.2c
	$'000	$'000	$'000
Reconciliation of earnings used in calculation of basic and fully diluted earnings per share before and after significant items:			
Profit after tax and outside equity interests before significant items	**102,082**	56,826	150,299
Significant items after tax	**(7,808)**	(512,989)	23,312
Profit and loss from ordinary activities after significant items	**94,274**	(456,163)	173,611
	NUMBER OF SHARES		
Reconciliation of weighted average number of shares used in the calculation of earnings per share:			
Weighted average number of ordinary shares used	**726,841,704**	799,835,032	706,627,202
Add: Effect of potential conversion to ordinary shares under the executive options scheme	**-**	-	1,234,919
Weighted average number of shares used in calculation of diluted earnings per share	**726,841,704**	799,835,032	707,862,121

	Consolidated 2004 $'000	2003 $'000	2002 $'000	Parent Entity 2004 $'000	2003 $'000
7. Dividends					
Over/(under) provision from prior period	-	131	(121)	-	**131**
Interim ordinary paid 31 March 2004 4.5c (0.0% franked Class C, 30%)	**(33,252)**			**(33,252)**	
Interim ordinary paid 30 September 2003 6.0c (0.0% franked Class C, 30%)	**(46,099)**			**(46,099)**	
(2003-paid 31 March 2003 4.0c (0.0% franked Class C, 30%) (2002-paid 28 March 2002 6.0c (100% franked Class C, 30%)	-	(31,915)	(48,514)	-	**(31,915)**
Final ordinary dividend paid (2002-paid 30 September 2002 8.0c 40% franked Class C, 30%)	-	-	(64,783)	-	-
	(79,351)	(31,784)	(113,418)	**(79,351)**	**(31,784)**

Since the end of the financial year the directors have declared the following dividend:

Dividends	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements to the dividend	Dividend payment date
Final ordinary	6.5¢	0.0¢	6.5¢	6/09/2004	30/09/2004

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Dividend franking account:

Balance of franking accounts in the Parent Entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of the above dividends.

Tax consolidation legislation:

On 1 July 2002, the parent entity and its wholly-owned Australian subsidiaries adopted the Australian Tax Consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of franking credits available to shareholders of the parent entity (being the head entity in the tax-consolidated group) disclosed at 30 June 2004 has been measured under the new legislation as those available from the tax-consolidated group.

The comparative information has not been restated for this change in measurement. The comparative information calculated on the new basis would still have resulted in a "franking credits available " balance of $4.141 million at 30 June 2003.

30% franking credits	**6,016**	nil

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
8. Cash and Deposits				
Current				
Cash on hand and at banks	**94,977**	103,837	**6,953**	4,125
Loans and deposits (a)	**209,287**	151,355	**198,050**	135,500
	304,264	255,192	**205,003**	139,625
Loans and deposits are denominated in the following currencies:				
Australian Dollars	**207,512**	144,541	**198,050**	135,500
United States Dollars	**1,775**	1,919	-	-
Canadian Dollars	-	-	-	-
Malaysian Ringgit	-	-	-	-
Indonesian Rupiah	-	4,895	-	-
	209,287	151,355	**198,050**	135,500
Weighted average interest rates	**5.26%**	4.83%	**5.32%**	4.75%

(a) *Included in loans and deposits is $ 108.5 million held in escrow in connection* with the sale of the of the Group's C&P Hospitals.

Non – Current				
Loans and deposits	**657**	675	-	-
Loans and deposits are denominated in the following currencies:				
Australian Dollars	-	-	-	-
United States Dollars	**657**	675	-	-
Fijian Dollars	-	-	-	-
	657	675	-	-
Weighted average interest rates	**0.61%**	1.07%	-	-

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
9. Receivables (Current)				
Trade debtors	**521,049**	687,037	**8,201**	56,141
Provision for doubtful debts	**(15,257)**	(36,651)	**(1,339)**	(2,512)
	505,792	650,386	**6,862**	53,629
Other debtors	**169,093**	199,468	**119,837**	116,990
Amounts owing by controlled entities	**-**	-	**6,383,315**	4,130,431
	674,885	849,854	**6,510,014**	4,301,050
10. Inventories				
Raw materials and stores at cost	**73,634**	92,350	**-**	6,048
Work in progress at cost	**32,737**	21,218	**-**	-
Finished goods at cost	**347,148**	274,550	**-**	-
Finished goods at net realisable value	**-**	-	**-**	-
Provision for diminuition in value	**(6,486)**	(6,542)	**-**	-
Total Inventories	**447,033**	381,576	**-**	6,048
11. Other Current Assets				
Prepayments	**31,812**	32,254	**7,880**	9,824
Assets held for resale	**-**	35,311	**-**	19,900
	31,812	67,565	**7,880**	29,724
12. Receivables (Non-Current)				
Loan to executive director	**2,018**	2,058	**2,018**	2,058
Loan to Employees re Share Acquisition Plan	**3,233**	6,120	**-**	-
Loan to controlled entity	**-**	-	**-**	2,210
Loan to other entity	**-**	4,371	**-**	4,371
	5,251	12,549	**2,018**	8,639

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
13. Other Financial Assets				
Investment in controlled entities				
Not quoted on prescribed Stock Exchanges:				
- Shares at recoverable amount	**-**	-	**2,488,632**	2,599,665
- Units at cost	**-**	-	**-**	72,197
	-	-	**2,488,632**	2,671,862
Investments in other entities(a) (b)				
Quoted on prescribed Stock Exchanges:				
- Shares at market value	**3,524**	4	**-**	-
- Shares at cost	**4,732**	4	**-**	-
Not quoted on prescribed Stock Exchanges:				
- Shares at cost	**1,294**	15,001	**-**	-
Interest in partnership at cost	**-**	2,400	**-**	-
	6,026	17,405	**-**	-
Total Other Financial Assets	**6,026**	17,405	**2,488,632**	2,671,862
(a) Other financial assets are denominated in the following currencies:				
Australian Dollars	**1,298**	17,405	**2,488,632**	2,671,862
United States Dollars	**4,728**	-	**-**	-
	6,026	17,405	**2,488,632**	2,671,862
(b) Non interest bearing	**6,026**	17,405	**2,488,632**	2,671,862

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
14. Property, Plant and Equipment				
Freehold land and buildings				
At 2004 Directors' valuation	**110,450**	-	**-**	-
At 2003 Directors' valuation	**-**	667,607	**-**	-
Total at valuation	**110,450**	667,607	**-**	-
Provision for depreciation of buildings on freehold land				
At 2004 Directors' valuation	**(12,768)**	-	**-**	-
At 2003 Directors' valuation	**-**	(46,489)	**-**	-
Total provision for depreciation	**(12,768)**	(46,489)	**-**	-
Freehold land and buildings written down value				
At 2004 Directors' valuation	**97,682**	-	**-**	-
At 2003 Directors' valuation	**-**	621,118	**-**	-
Total written down value	**97,682**	621,118	**-**	-
Leasehold improvements				
At 2004 Directors' valuation	**137,110**		**7,152**	
At 2003 Directors' valuation	**-**	202,131	**-**	86,241
Total at valuation	**137,110**	202,131	**7,152**	86,241
Provision for amortisation of leasehold improvements				
At 2004 Directors' valuation	**(111,231)**		**(3,660)**	
At 2003 Directors' valuation	**-**	(141,296)	**-**	(39,393)
Total provision for amortisation	**(111,231)**	(141,296)	**(3,660)**	(39,393)
Leasehold improvements written down value				
At 2004 Directors' valuation	**25,879**	-	**3,492**	-
At 2003 Directors' valuation	**-**	60,835	**-**	46,848
Total written down value	**25,879**	60,835	**3,492**	46,848
Plant and equipment				
At cost	**531,410**	783,134	**24,473**	97,228
Provision for depreciation	**(313,563)**	(501,459)	**(13,718)**	(58,120)
Written down value	**217,847**	281,675	**10,755**	39,108
Assets under construction				
At cost	**97,690**	77,160	**7,424**	27,832
Leased plant and equipment				
At capitalised cost	**33,247**	70,908	**39**	88
Provision for amortisation	**(18,016)**	(37,635)	**(17)**	(45)
Written down value	**15,231**	33,273	**22**	43
Plantation assets				
At net market value	**1,019**	-	**-**	-
Total property, plant and equipment written down value	**455,348**	1,074,061	**21,693**	113,831

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

(a) Revaluation of properties

In the 2001/02 financial year, in accordance with the consolidated entity's policy of triennial revaluations, certain freehold and long term leasehold land and buildings (including integral plant) owned by Mayne Group Limited and its controlled entities were independently valued. The carrying values of the properties were written up or down in the respective accounts in accordance with those valuations.

Properties were valued on the basis of the open market value of the properties based on their highest and best use. The carrying values of freehold and long term leasehold land and buildings (including integral plant) at 2002 Directors' valuation are managements' assessment based on these independent valuations.

The consolidated entity adopted AASB 1041 " Revaluation of Non-Current Assets" from 3 July 2000 and elected to continue to carry freehold and long term leasehold land and buildings at their fair values. AASB 1041 requires assessment of the fair values at each balance date. Because independent valuations are not performed at each balance date, the fair values in the intervening periods are disclosed as "at Directors' valuation", even where the carrying values are still the same as at the last independent valuation. Fair values at balance date were assessed by reference to the discounted cash flows attributable to the relevant cash generating unit.

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land and buildings	Leasehold improvements	Plant and equipment	Assets under construction	Leased plant and equipment	Plantation assets	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Consolidated - 2004							
Carrying amount at the start of the year	621,118	60,835	281,675	77,160	33,273	-	1,074,061
Additions	1,267	5,165	49,901	91,661	624	-	148,618
Transfers	7,046	3,609	41,817	(48,170)	(4,302)	-	-
Disposals	(535,554)	(39,736)	(107,790)	(46,104)	(8,493)	-	(737,677)
Additions through acquisitions of entities	11,217	-	8,198	22,011	-	1,627	43,053
Harvested trees transferred to inventory	-	-	-	-	-	(640)	(640)
Depreciation / amortisation expense	(7,527)	(4,466)	(57,301)	-	(6,006)	-	(75,300)
Foreign currency exchange differences	115	472	1,347	1,132	135	32	3,233
Carrying amount at the end of the year	97,682	25,879	217,847	97,690	15,231	1,019	455,348

	Freehold land and buildings	Leasehold improvements	Plant and equipment	Assets under construction	Leased plant and equipment	Plantation assets	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Consolidated - 2003							
Carrying amount at the start of the year	843,902	67,309	386,445	122,307	30,695	-	1,450,658
Additions	7,585	1,710	70,544	86,847	2,234	-	168,920
Transfers	13,039	2,703	55,267	(71,255)	246	-	-
Disposals	(75,337)	(1,463)	(141,144)	(60,152)	(1,141)	-	(279,237)
Additions through acquisitions of entities	1,617	468	-	-	9,209	-	11,294
Write down to recoverable amounts	(144,935)	-	-	-	-	-	(144,935)
Depreciation / amortisation expense	(18,672)	(9,891)	(83,324)	-	(7,970)	-	(119,857)
Foreign currency exchange differences	(6,081)	(1)	(6,113)	(587)	-	-	(12,782)
Carrying amount at the end of the year	621,118	60,835	281,675	77,160	33,273	-	1,074,061

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Plantations

	Number of trees valued	Number of trees not valued	Total tree count
Consolidated - 2004			
Additions through acquisitions of entities	693,500	1,550,900	2,244,400
Number of trees harvested	(289,910)	-	(289,910)
Balance at the end of the year	403,590	1,550,900	1,954,490

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land and buildings $'000	Leasehold improvements $'000	Plant and equipment $'000	Assets under construction $'000	Leased plant and equipment $'000	Total $'000
Parent entity - 2004						
Carrying amount at the start of the year	-	46,848	39,108	27,832	43	113,831
Additions	-	285	10,751	355	-	11,391
Transfers	-	196	1,199	(1,395)	-	-
Disposals	-	(42,621)	(33,618)	(19,368)	(7)	(95,614)
Depreciation / amortisation expense	-	(1,216)	(6,685)	-	(14)	(7,915)
Carrying amount at the end of the year	-	3,492	10,755	7,424	22	21,693

	Freehold land and buildings $'000	Leasehold improvements $'000	Plant and equipment $'000	Assets under construction $'000	Leased plant and equipment $'000	Total $'000
Parent entity - 2003						
Carrying amount at the start of the year	18,416	55,826	107,848	35,710	546	218,346
Additions	-	416	10,542	26,108	-	37,066
Transfers	(2,660)	868	17,961	(16,169)	-	-
Disposals	(15,454)	(3,333)	(79,024)	(17,817)	(458)	(116,086)
Additions through acquisitions of entities	-	712	-	-	-	712
Depreciation / amortisation expense	(302)	(7,641)	(18,219)	-	(45)	(26,207)
Carrying amount at the end of the year	-	46,848	39,108	27,832	43	113,831

15. Intangibles

	Consolidated **2004 $'000**	Consolidated 2003 $'000	Parent Entity **2004 $'000**	Parent Entity 2003 $'000
Goodwill at cost	**1,863,584**	1,577,916	-	-
Provision for amortisation	**(246,968)**	(177,139)	-	-
Written down value	**1,616,616**	1,400,777	-	-
Brand names at cost	**99,292**	99,345	-	-
Licences at cost	**326,833**	267,029	**3,539**	6,496
Provision for amortisation	**(4,435)**	(5,914)	**(540)**	(1,170)
Written down value	**322,398**	261,115	**2,999**	5,326
Research and development at cost	**15,488**	3,993	-	-
Provision for amortisation	**(3,947)**	(416)	-	-
Written down value	**11,541**	3,577	-	-
Total intangibles written down value	**2,049,847**	1,764,814	**2,999**	5,326

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Reconciliations of the carrying amounts for each class of intangibles are set out below:

	Goodwill $'000	Brand names $'000	Licences $'000	Research & development $'000	Total $'000
Consolidated - 2004					
Carrying amount at the start of the year	1,400,777	99,345	261,115	3,577	1,764,814
Additions	266,900		81,062	10,491	358,453
Disposals	(29,075)	(53)	(4,609)	(2,239)	(35,976)
Additions through acquisitions of entities	31,002	-	-	-	31,002
Transfers	13,914	-	(13,914)	-	-
Depreciation / amortisation expense	(78,629)	-	(1,299)	(585)	(80,513)
Foreign currency exchange differences	11,727	-	43	297	12,067
Carrying amount at the end of the year	1,616,616	99,292	322,398	11,541	2,049,847

	Goodwill $'000	Brand names $'000	Licences $'000	Research & development $'000	Total $'000
Consolidated - 2003					
Carrying amount at the start of the year	1,457,269	108,492	139,857	2,209	1,707,827
Additions		53	5,064	1,785	6,902
Disposals	(111,297)	(9,200)	(66)	-	(120,563)
Additions through acquisitions of entities	350,343	-	119,000	-	469,343
Write down to recoverable amounts	(205,065)	-	-	-	(205,065)
Depreciation / amortisation expense	(89,311)	-	(2,469)	(369)	(92,149)
Foreign currency exchange differences	(1,162)	-	(271)	(48)	(1,481)
Carrying amount at the end of the year	1,400,777	99,345	261,115	3,577	1,764,814

16. Other Non-current Assets

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Deferred tax asset	**122,662**	198,300	**98,815**	81,368
Deferred expenditure	**7,808**	5,965	**2,201**	1,089
Provision for amortisation	**(754)**	(1,813)	-	(267)
Written down value	**7,054**	4,152	**2,201**	822
Cross currency swap principal	**15,769**	22,793	**15,769**	22,793
Other	**390**	1,113	-	55
Total other non-current assets	**23,213**	28,058	**17,970**	23,670

Recoverable amount of deferred tax assets

During the year deferred tax assets were written down by $6.491 million to their estimated recoverable amounts as a result of the parent entity and wholly owned Australian subsidiaries entering the Australian tax consolidation regime.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

17. Payables

Current				
Trade creditors	**389,579**	348,501	**2,127**	10,017
Other creditors	**138,767**	265,256	**33,926**	93,460
	528,346	613,757	**36,053**	103,477
Non-current				
Other	**6,174**	6,176	**-**	1,315
	6,174	6,176	**-**	1,315

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000

18. Interest-bearing liabilities

Current				
Bank overdrafts (unsecured - (a))	**19**	-	**-**	9,135
Bank term loans (unsecured - (a))	**71**	60,152	**-**	60,000
Bank term loans (secured - (a))	**818**	-	**-**	-
Lease liabilities (a)	**5,939**	9,467	**-**	240
Amounts owing to controlled entities	**-**	-	**6,344,965**	3,813,052
	6,847	69,619	**6,344,965**	3,882,427
(a) Current interest-bearing liabilities are denominated in the following currencies:				
Australian Dollars	**5,939**	69,558	**-**	69,375
Euro	**818**	-	**-**	-
Malaysian Ringgits	**90**	61	**-**	-
	6,847	69,619	**-**	69,375
Non-current				
United States dollar denominated bonds (unsecured - (b))	**507,651**	525,210	**507,651**	525,210
Bank term loans (unsecured - (b))	**217,289**	23,203	**-**	-
Bank term loans (secured - (b))	**3,275**	-	**-**	-
Other loans (unsecured - (b))	**17,547**	-	**-**	-
Lease liabilities (b)	**6,715**	11,727	**-**	12
	752,477	560,140	**507,651**	525,222
(b) Non-current interest-bearing liabilities are denominated in the following currencies:				
Australian Dollars	**6,715**	11,727	**-**	12
Indonesian Rupiah	**-**	23,203	**-**	-
Euro	**60,301**	-	**-**	-
United States Dollars	**685,461**	525,210	**507,651**	525,210
	752,477	560,140	**507,651**	525,222

The liabilities created by borrowings denominated in currencies other than Australian dollars and attendant foreigncurrency swaps provide a hedge to the consolidated entity's net assets in self sustaining foreign operations.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Maturity profile:

Type	Year ended 30 June 2004 Expected to mature in 2004/05 $'000	2005/06 $'000	2006/07 $'000	2007/08 $'000	2008/09 $'000	Thereafter $'000	2004 Totals $'000
US dollar denominated bonds		507,651					507,651
Average rate - fixed		6.25%					
Bank term loans	908	81,468	655	655	655	137,131	221,472
Average rate - floating	4.12%	2.79%	3.75%	3.75%	3.75%	2.95%	
Other Loans		1,421	3,509	3,509	3,509	5,599	17,547
Average rate - fixed		3.75%	3.75%	3.75%	3.75%	3.75%	
Lease liabilities	5,939	3,426	2,085	685	480	39	12,654
Average rate - fixed	13.44%	10.14%	8.14%	9.26%	5.10%	6.70%	
Totals	**6,847**	**593,966**	**6,249**	**4,849**	**4,644**	**142,769**	**759,324**

Type	Year ended 30 June 2003 Expected to mature in 2003/04 $'000	2004/05 $'000	2005/06 $'000	2006/07 $'000	2007/08 $'000	Thereafter $'000	2003 Totals $'000
US dollar denominated bonds			525,210				525,210
Average rate - fixed			6.25%				
Bank term loans	60,152			23,203			83,355
Average rate - floating	5.50%			12.75%			
Lease liabilities	9,467	7,276	2,812	1,451	188		21,194
Average rate - fixed	10.60%	8.65%	7.18%	5.91%	6.51%		
Totals	**69,619**	**7,276**	**528,022**	**24,654**	**188**	**-**	**629,759**

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
19. Provisions					
Current					
Current tax liabilities		**18,702**	34,886	**-**	-
Employee entitlements (a)	1(s)	**77,809**	133,561	**4,317**	19,830
Provision for self-insured workers compensation (b)	1(t)	**36,645**	41,612	**31,136**	30,936
Provision for directors retirement (c)		**836**	500	**836**	500
Provision for restructuring (d)	1(t)	**75,231**	34,638	**51,970**	25,239
Provision for onerous contracts	1(t)	**-**	-	**-**	-
Provision for product recall	29(e)	**9,675**	43,795	**-**	9,074
Provision for acquisitions (e)	1(t)	**34,299**	67,537	**-**	-
		234,495	321,643	**88,259**	85,579
Non-current					
Deferred tax liabilities		**44,315**	41,333	**25,633**	4,660
Employee entitlements (a)	1(s)	**10,358**	23,209	**242**	3,819
Provision for onerous contracts	1(t)	**-**	-	**-**	-
		10,358	23,209	**242**	3,819
(a) Aggregate current and non current employee entitlements		**88,167**	156,770	**4,559**	23,649
The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using an average discount rate of 2.5% which allows for the assumed rate of increase in wage and salary rates.					
Number of employees at balance date		**12,168**	30,879	**322**	6,189

(b) The liability for self insured workers compensation is in the following Australian States:

New South Wales	$21.441 million (June 2003: $25.548 million)
Victoria	$7.441 million (June 2003: $9.138 million)
Queensland	$3.956 million (June 2003: $4.090 million)
Western Australia	$2.615 million (June 2003: $ 1.514 million)
South Australia	$1.192million (June 2003: $1.322 million)

(c) Provision for directors retirement

The parent entity provided for retirement benefits for non-executive directors pursuant to special resolutions passed by shareholders at the Annual General Meetings of the parent entity on 8 November 1988 and 8 November 1994.

The parent entity has determined to discontinue the practice of paying these benefits. Accordingly, only non-executive directors having completed 2 or more years of service on the Board on 27 May 2003, will be entitled to receive a retirement benefit.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
(d) Provision for restructuring is comprised of:				
- Continuing businesses	**16,076**	6,447	**3,193**	4,032
- Discontinuing businesses	**59,155**	28,191	**48,777**	21,207
	75,231	34,638	**51,970**	25,239
(e) Provision for acquistions is comprised of:				
- AHC Limited	**-**	5,506	**-**	-
- FH Faulding & Co Ltd	**13,677**	37,346	**-**	-
- Pacific Healthcare assets	**5,771**	9,314	**-**	-
- Queensland Medical Laboratories	**10,191**	14,061	**-**	-
- Queensland Diagnostic Imaging	**-**	1,310	**-**	-
- Wasserburger Arzneimittelwerk Dr Madaus GmbH	**4,660**	-		
	34,299	67,537	**-**	-

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits, are set out below:

Current

	Consolidated		Parent Entity	
Dividends				
Carrying amount at beginning of year	**-**	64,783	**-**	64,783
Adjustment on adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**-**	(64,783)	**-**	(64,783)
Provisions made during the year:				
Final dividend	**-**	64,783	**-**	64,783
Interim dividends	**79,351**	31,915	**79,351**	31,915
Over provisions from prior periods	**-**	(131)	**-**	(131)
Payments made during the period	**(79,351)**	(96,567)	**(79,351)**	(96,567)
Carrying amount at end of year	**-**	-	**-**	-
Provision for self-insured workers compensation (a)				
Carrying amount at beginning of year	**41,612**	25,059	**30,936**	13,846
Provisions made during the year	**8,736**	31,486	**1,414**	26,165
Provisions divested during the year	**(765)**	(842)	**(425)**	-
Transfer of provisions from divested businesses	**-**	-	**8,432**	-
Payments made during the year	**(12,938)**	(14,091)	**(9,221)**	(9,075)
Carrying amount at end of year	**36,645**	41,612	**31,136**	30,936
Provision for directors retirement				
Carrying amount at beginning of year	**500**	1,141	**500**	1,141
Provisions made during the year	**336**	110	**336**	110
Payments made during the year	**-**	(751)	**-**	(751)
Carrying amount at end of year	**836**	500	**836**	500

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Provision for restructuring				
Carrying amount at beginning of year	**34,638**	25,869	**25,239**	10,139
Provisions made during the year	**82,888**	25,987	**50,786**	19,685
Provisions written back during the year	-	(5,286)		-
Payments made during the year	**(42,295)**	(11,932)	**(24,055)**	(4,585)
Carrying amount at end of year	**75,231**	34,638	**51,970**	25,239
Provision for onerous contracts				
Carrying amount at beginning of year	-	19,900	-	2,600
Provisions divested during the year	-	(19,900)	-	(2,600)
Carrying amount at end of year	-	-	-	-
Provision for acquisition				
Carrying amount at beginning of year	**67,537**	34,237	-	-
Increase through acquisition of entities / businesses	**7,115**	44,685	-	-
Provisions written back against goodwill	**(17,300)**	-	-	-
Provisions divested during the year	**(5,506)**	-	-	-
Write-off of receivables	**(6,200)**	-	-	-
Payments made during the year	**(11,347)**	(11,385)	-	-
Carrying amount at end of year	**34,299**	67,537	-	-
Provision for product recall				
Carrying amount at beginning of year	**43,795**	-	**9,074**	-
Provisions recognised / transferred during the year	-	48,635	**(9,074)**	11,589
Write-off of inventory and related items	**(25,498)**	-	-	-
Payments made during the year	**(8,622)**	(4,840)	-	(2,515)
Carrying amount at end of year	**9,675**	43,795	-	9,074
Non-current				
Provision for onerous contracts				
Carrying amount at beginning of year	-	820	-	820
Provisions divested during the year	-	(820)	-	(820)
Carrying amount at end of year	-	-	-	-

(a) Included in Other Debtors in Note 9 Receivables, is an amount of $22.469 million representing indemnity for workers compensation claims relating to divested Hospitals and Logistics businesses.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

20. Contributed equity

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Issued and paid up share capital: 640,240,442 Ordinary Shares fully paid (772,658,695 Ordinary Shares fully paid - June 2003)	**2,816,239**	3,292,514	**2,826,403**	3,292,514
Total Issued and Paid Up Share Capital	**2,816,239**	3,292,514	**2,826,403**	3,292,514
Movements in share capital				
Opening balance	**3,292,514**	3,403,284	**3,292,514**	3,403,284
Add:				
Ordinary shares issued during the year :				
- Pursuant to exercise of options under the Mayne Executive Share Option Scheme	**471**	20	**471**	20
- Pursuant to the Dividend Reinvestment Plan	**24,727**	25,271	**24,727**	25,271
- Pursuant to the acquisition of F H Faulding & Co Ltd	**-**	166	**-**	166
Less:				
Shares issued pursuant to the acquisition of F H Faulding & Co Ltd voided (1)	**-**	(4,268)	**-**	(4,268)
Ordinary shares bought back during the year	**(489,954)**	(131,860)	**(489,954)**	(131,860)
Costs of share buy-back	**(1,355)**	(99)	**(1,355)**	(99)
	2,826,403	3,292,514	**2,826,403**	3,292,514
Less:				
Shares held by Group entities under Executive and Staff share schemes	**(10,164)**	-	**-**	-
Closing balance	**2,816,239**	3,292,514	**2,826,403**	3,292,514

Share Issues in the year ended 30 June 2004

The following ordinary shares were issued during the year:

Dividend reinvestment plan:

3,828,981 ordinary shares, fully paid at $3.24 per share
3,756,391 ordinary shares, fully paid at $3.28 per share

Executive Share Option Scheme:

140,000 ordinary shares, fully paid at a weighted average exercise price of $3.37 per share

Share Issues in the year ended 30 June 2003

The following ordinary shares were issued during the year:

Dividend reinvestment plan:

3,993,603 ordinary shares, fully paid at $3.56 per share
3,636,189 ordinary shares, fully paid at $3.04 per share

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Executive Share Option Scheme:

6,000 ordinary shares, fully paid at a weighted average exercise price of $3.37 per share

Issue to F H Faulding & Co Ltd shareholders

28,376 ordinary shares, fully paid at $5.85 per share

(1) During the 2003 year the parent entity voided the issue of 729,554 shares at $ 5.85 per share that were allocated in error pursuant to compulsory acquisition of F H Faulding & Co Limited

Terms and conditions of ordinary shares:

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Stock Exchange Listing

Mayne Group Limited's shares are listed on the Australian Stock Exchange.

Share buy-backs

On-market buy-back

During the year the parent entity bought back 38,822,993 shares at a cost of $130.266 million, being an average cost of $3.36 per share. (June 2003 - 44,055,927, shares at an average cost of $2.99 per share)

Paid up share capital was reduced by $ 130.392 million, being the cost of the buy-back inclusive of costs incidental to the transaction of $ 0.126 million.

Off market buy-back

On 22 March 2004 the parent entity completed an off market share buy-back under which it bought back 101,320,632 shares at a cost of $359.688 million, being an average cost of $3.55 per share.

Paid up share capital was reduced by $ 360.917 million, being the cost of the buy-back inclusive of costs incidental to the transaction of $ 1.229 million.

The Mayne Executive Share Option Scheme

Prior to 2002, executives were entitled to participate in the Mayne Executive Share Option Scheme. The scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation.

There were no performance hurdles attached to the options, with exercise being subject only to time restrictions. The absence of performance hurdles was the underlying reason for the Board decision to cease the future allocation of options under the Scheme.

The number of unissued shares for which options were outstanding as at the end of the year was 2,599,000 (June 2003- 4,915,000).

During the period 140,000 options were exercised and 2,176,000 options lapsed.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Mayne Group Senior Executive Short Term Incentive Plan ("SESTIP")

The SESTIP, which was established in 2003, replaces Mayne's previous short term incentive arrangements and is intended to ensure that an appropriate (and significant) portion of total remuneration is at risk. The SESTIP provides a combination of short term and long term incentive benefits. The long term incentive component comes in the form of Mayne shares. Under the terms of the SESTIP, Executives are required to take a minimum of 40% of the Award as shares, however may elect to take a higher proportion of the Award (up to and including 100%) as shares. The short term incentive component is that the balance of the Award is to be paid in cash following conclusion of the performance period.

The SESTIP involves the Board informing the Managing Director and other selected executives of the Mayne Group ("Executives") that they are eligible for an annual incentive Award, expressed as a percentage of the Executive's Fixed Annual Remuneration that will vest upon satisfaction of annual performance conditions.

Mr S B James, Group Managing Director and Chief Executive Officer is eligible for an Award equivalent to 150% of Mr James' Fixed Annual Remuneration (which was approved at the Annual General Meeting held in November 2003).

Awards are assessed at the end of the financial year against performance hurdles set by the Board. For the 2004 financial year, the performance hurdles related to the achievement of budget goals and milestones in the implementation of Mayne Group's strategy to reposition and redevelop its business activities. No Award is made where performance targets are not met.

The number of shares allocated to Executives upon vesting of an Award is determined using the Mayne share price over a period determined by the Board. For the 2004 financial year the Board determined this to be the 5 days following the announcement of Mayne's 2003 result. For subsequent years the Board has determined that the price for this purpose will be the opening price on 1 July of each year.

Where an Award is made, the relevant shares are purchased and held on behalf of the Executive by a Plan Trustee. The shares are generally subject to a vesting period which requires the Executive to remain employed by the Mayne Group for a period of 3 years from the date of vesting of the Award. Where employment is terminated prior to the expiry of the vesting period, any rights to unvested shares lapse. Shares that are acquired at the election of the Executive (i.e. those in excess of the 40% minimum requirement) are vested from the date of acquisition and not subject to forfeiture.

During the vesting period, Executives are entitled to dividends paid and corporate actions involving the relevant shares, and are entitled to instruct the Plan Trustee how to vote the shares.

Executives are not entitled to deal in shares at any time until the earlier of:

10 years after the date of the relevant award; or

12 months after ceasing employment with the Mayne Group, without the consent of the Board.

Once shares have 'vested', Executives may request the approval of the Board to sell a proportion of their shares to cover any tax liability they may incur from the issue of the shares.

Where the Executives are dismissed for misconduct, fraud, dishonesty or breach of duty to a member of the Mayne Group, the Executives will forfeit ownership of any shares attributed to the minimum 40% of the award to be taken in the form of shares. However, shares elected to be received in excess of this 40% minimum are not required to be forfeited.

During the financial year the Plan Trustee purchased 2,200,000 ordinary shares. At 30 June 2004 none of these shares had been allocated to participating executives.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

The Mayne Employee Share Acquisition Plan ("ESAP")

A brief summary of the ESAP, which was approved by shareholders on the 17 November 1998, is as follows:

(a) The company has advanced funds to the Mayne Employee Share Acquisition Plan Trust to enable the trust to acquire shares in the company.

(b) The company has established a wholly owned subsidiary to act as Trustee and Plan Manager of the ESAP.

(c) Eligible employees who have served for a period decided from time to time by the Plan Manager are invited to purchase shares from the Plan Manager. The purchase price will be determined by the Plan Manager in accordance with the ESAP rules.

(d) The purchase price is repayable from dividends payable on the shares, from any proceeds of a sale of bonus shares or rights or a return of capital, from any sale of the shares under a takeover or compulsory acquisition, from the net proceeds of a sale consequent to the cessation of employment or death of the employee or from a voluntary payment by the employee.

(e) No interest is payable on the unpaid purchase price.

(f) Except in the case of cessation of employment, an employee cannot dispose of an interest in the shares until three years from the date of purchase.

(g) When the purchase price has been fully paid and the restrictions on disposal have ceased, the employee may require the Plan Manager to transfer the shares into the employee's name or to sell the shares and to account to the employee for the proceeds.

(h) If an employee ceases to be employed before the purchase price has been paid in full, the shares must be sold by the Plan Manager unless, in specified periods, the employee or his or her executors voluntarily pay the balance of the purchase price to the Plan Manager. If the balance is paid, the shares will be transferred to the employee or his or her executors.

(i) If the Plan Manager sells the shares, the proceeds must be applied in or towards paying the outstanding purchase price but the employee will have no obligation to pay the balance of the price if the proceeds are insufficient. If there is a surplus, the surplus must be paid to the employee. If the proceeds from selling the shares would be insufficient to fully pay the outstanding purchase price, the Plan Manager may defer the sale and the employee will then have no further obligation to pay the outstanding price and no further rights in respect to the shares.

(j) The Plan Manager may seek a direction from the employee as to voting in respect of the shares and in the absence of a direction may vote or abstain as it decides.

(k) At 30 June 2004 there were 1,378,606 restricted shares held on behalf of 5,160 Australian employees (June 2003 - 1,381,364 shares held on behalf of 6,016 Australian employees) under the ESAP at a price of $5.06 per share and 844,550 restricted shares held on behalf of 6,350 Australian employees (June 2003 - 1,449,168 restricted shares held on behalf of 10,896 Australian employees) under the ESAP at a price of $0.01 per share.

On 31 August 2001, the Plan Manager issued an invitation to eligible employees to purchase approximately $1,000 of Mayne Group ordinary shares at a purchase price of 1 cent per share, with the number of shares to be received based on the volume weighted average price at which Mayne Group shares are traded on the Australian Stock Exchange during the week up to and including the date of allocation. On 1 November 2001, 1,800,022 shares were issued to 13,534 employees under the invitation.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Non-Executive Directors' Share Plan ("the Plan")

The Plan was approved by shareholders at the Annual General Meeting held in November 2000. The Plan commenced operations from 1 January 2001. In May 2003, the Plan was amended to increase the minimum proportion of non-executive directors' fees to be applied in acquiring shares in the Company under the Plan from 10% to 20% in the case of Directors who are not entitled to a retirement allowance. Directors who are entitled to receive a retirement allowance are required to continue to apply a minimum of 10% of their fees in acquiring shares under the Plan. The Plan allows a director to elect to take more than the mandatory percentage of fees in Mayne shares.

In accordance with the waiver granted by the Australian Stock Exchange from Listing Rule 10.14, the parent entity may issue shares to non-executive directors under the Plan without obtaining shareholder approval for the issue during the period of three years from the Plan's commencement. The approval to issue shares expired on 31 December 2003 and the Board determined not to seek approval from shareholders to allow for new issues in the future.

During the 2004 financial year, the total number of ordinary shares purchased under the Plan was 72,303 (June 2003 - 69,144 shares) and no shares were issued under the Plan. At 30 June 2004 154,510 ordinary shares were held by the Plan on behalf of the non-executive directors in office at that date.

Mayne Group Limited Performance Share Plan ("Performance Share Plan")

The grant to Mr S B James, Group Managing Director and Chief Executive Officer, of Share Acquisition Rights ("SARS") to 420,000 Performance Shares was approved at the Annual General Meeting held in November 2002.

The Performance Share Plan involves the grant to Mr James of SARS at no cost to Mr James. Each SAR carries an entitlement to a fully paid ordinary share in the company upon Mr James satisfying performance criteria set with reference to the company's performance targets ("Vesting Conditions").

SARS are to be granted to Mr James in three equal tranches, each over 140,000 Performance Shares. The first tranche was granted on 12 November 2002 the second on 29 August 2003 and third tranche is to be granted on 29 August 2004.

The Vesting Conditions relate to cash earnings per share ("EPS") growth over successive three year periods. Mr James will be entitled to vest 50% of the SARS in each tranche where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant 3 year period. This will increase pro rata for performance above the target EPS growth figure resulting in 100% of the SARS vesting for achieving 15% per annum average annual cash EPS growth over each three year period.

A SAR does not carry a right to vote nor to dividends or to participate in other corporate actions (such as rights or bonus issues).

Once a SAR vests, Mr James is not entitled to trade in the resulting Performance Shares, without the prior consent of the Board, for a period of 10 years after the date of the grant of the SAR, or until ceasing employment with the company, whichever is earlier.

When the vesting condition is not ratified at the end of the relevant financial year, the SARS will expire.

At 30 June 2004 SARS over 280,000 Performance Shares have been granted to Mr James. (June 2003 - 140,000 Performance Shares)

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

21. Reserves and retained profits

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Asset Revaluation Reserve:				
Opening balance	**8,204**	8,204	**1,769**	1,769
Transfer to retained earnings	**(4,828)**	-	**(1,769)**	-
Divestments	**(3,376)**	-	-	-
Closing balance	-	8,204	-	1,769
Capital Profits Reserve:				
Opening balance	**2,656**	2,656	**318**	318
Transfer to retained earnings	**(1,543)**	-	**(318)**	-
Divestments	**(1,113)**	-	-	-
Closing balance	-	2,656	-	318
General Reserve:				
Opening balance	**2,122**	2,122	**2,096**	2,096
Transfer to retained earnings	**(2,096)**	-	**(2,096)**	-
Divestments	**(26)**	-	-	-
Closing balance	-	2,122	-	2,096
Foreign Currency Translation Reserve:				
Opening balance	**(43,359)**	(15,748)	-	-
Variation in value of investment in overseas controlled entities due to currency realignments	**(3,078)**	(78,600)	-	-
Transfer to retained earnings on sale of controlled entities	**16,269**	3,128	-	-
Net exchange gains/(losses) after income tax of $8.379 million (June 2003 - $4.399 million) incurred on loans taken to hedge effects of exchange movements	**3,076**	47,861	-	-
Net movement for the period	**16,267**	(27,611)	-	-
Closing balance	**(27,092)**	(43,359)	-	-
Total Reserves at the end of the financial year	**(27,092)**	(30,377)	-	4,183
Retained profits				
Retained profits at the beginning of the financial year	**(278,665)**	214,146	**(522,053)**	93,914
Net profit/(loss) attributable to members of Mayne Group Limited	**94,274**	(456,163)	**123,039**	(583,726)
Dividends recognised during the year	**(79,351)**	(96,567)	**(79,351)**	(96,567)
Net transfer from Foreign Currency Translation Reserve on divestment of foreign controlled entities	**(16,269)**	(3,128)	-	-
Transfers from reserves	**8,467**	-	**4,183**	-
Net effect of initial adoption of:				
Revised AASB 1028 "Employee Benefits"	-	(1,736)	-	(457)
Net effect on retained profits from:				
Initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	-	64,783	-	64,783
Retained profits / (accumulated losses) at the end of the financial year	**(271,544)**	(278,665)	**(474,182)**	(522,053)

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Nature and purpose of reserves

Asset revaluation reserve

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of freehold and long term leasehold assets in accordance with the consolidated entity's policy to recognise these assets at their fair values under accounting standard AASB 1041 "Revaluation of Non-Current Assets".

Capital profits reserve

Where assets which have been revalued are disposed of, any related revaluation increment in the asset revaluation reserve is transferred to the capital profits reserve.

General reserve

The balance in the general reserve relates to amounts allocated in prior periods from retained profits for non-specific purposes.

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations on consolidation and the translation of transactions that hedge the consolidated entity's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

22. Equity reconciliations

	Consolidated		**Parent Entity**	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Total equity reconciliation				
Total equity at the beginning of the year	**2,987,792**	3,617,824	**2,774,644**	3,501,381
Total changes in equity recognised in the statement of financial performance attributable to members of Mayne Group Limited	**89,757**	(488,638)	**123,039**	(584,183)
Transactions with members of Mayne Group Limited as owners:				
Equity contributed	**25,198**	25,457	**25,198**	25,457
Equity bought back	**(491,309)**	(131,959)	**(491,309)**	(131,959)
Shares held by Group entities under Executive and Staff share schemes	(10,164)	-	-	-
Equity voided	-	(4,268)		(4,268)
Dividends	**(79,351)**	(31,784)	**(79,351)**	(31,784)
Total changes in outside equity interest	**(1,251)**	1,160	**-**	-
Total equity at the end of the year	**2,520,672**	2,987,792	**2,352,221**	2,774,644

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Reconciliation of outside equity interests

	Outside Equity Interest	
	2004	2003
	$'000	$'000
Profit/(loss) from ordinary activities after income tax	**3,691**	3,574
Retained profits/(losses) at the beginning of the year	**1,621**	2,269
Total available for appropriation	**5,312**	5,843
Adjustments for entities acquired or sold	**(408)**	(1,601)
Dividends paid / provided for	**(2,335)**	(2,621)
Retained profits at the end of the financial year	**2,569**	1,621
Share capital	**89**	174
Reserves	**411**	2,525
Outside equity interests at the end of the year	**3,069**	4,320

23. Notes to the Statements of Cash Flows

(a) Reconciliation of cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank and short term deposits with maturity within 3 months, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

	Consolidated			Parent Entity	
	2004	2003	2002	**2004**	2003
	$'000	$'000	$'000	**$'000**	$'000
Cash	**94,977**	103,837	119,927	**6,953**	4,125
Short term deposits	**209,287**	151,355	305,696	**198,050**	135,500
Less short term deposits with maturity over 3 months	**-**	-	(15)	**-**	-
Bank overdraft	**(19)**	-	(197)	**-**	(9,135)
	304,245	255,192	425,411	**205,003**	130,490

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Consolidated			Parent Entity	
	2004 $'000	2003 $'000	2002 $'000	**2004 $'000**	2003 $'000
(b) Reconciliation of profit/(loss) from ordinary activities after income tax to net cash provided by operating activities					
Profit/(loss) from ordinary activities after tax	**97,965**	(456,163)	177,215	**123,039**	(583,726)
Add/(Less): Adjustments of non-cash items:					
Depreciation and amortisation	**156,345**	213,522	197,138	**8,596**	28,506
(Profit)/Loss on sale of non-current assets	**4,150**	9,002	9,085	**4,132**	8,480
(Profit)/Loss on sale of investments	**-**	(620)	-	**-**	-
Amortisation of borrowing and reorganisation costs	**2,343**	753	-	**2,343**	727
Undistributed (profits)/losses of associated entities	**(36)**	45	915	**-**	-
Unrealised exchange (gains)/losses	**(3,807)**	-	161	**5,034**	(99,819)
Write down of non-current assets to recoverable amounts	**-**	-	6,002	**-**	-
Provision for diminuition in the value of inventory	**-**	588	-	**-**	-
Other	**-**	-	(2,216)	**-**	-
Add/(Less): Items classified as investing/financing activities:					
Realised exchange (gains)/losses	**-**	-	9	**(12,181)**	23,330
Divestment of Hospitals and ECD businesses	**(630)**	-	-	**(47,114)**	-
Divestment of Logistics businesses	**-**	(15,322)	-	**-**	183,444
Closure and sale of Consumer businesses	**-**	3,913	-	**-**	12,843
Write-down and sale of Hospitals businesses	**-**	71,272	-	**-**	41,239
Write-down of IT assets	**-**	23,641	-	**-**	15,201
Write down of non-current assets to their recoverable amounts	**-**	350,000	-	**-**	459,752
Write down of deferred tax assets to their recoverable amounts	**-**	30,000	-	**-**	30,000
Debt Forgiveness	**-**	-	-	**24,000**	28,904
Changes in assets and liabilities net of effects from acquisitions/disposals of businesses and controlled entities:					
(Increase)/Decrease in trade debtors/other debtors	**(10,393)**	(29,117)	24,818	**370,973**	(25,582)
(Increase)/Decrease in inventories	**(83,135)**	11,277	(31,715)	**998**	(277)
(Increase)/Decrease in prepayments	**(3,614)**	(1,092)	22,595	**1,335**	3,955
Increase/(Decrease) in trade creditors/other creditors	**61,396**	(39,335)	(94,847)	**(77,358)**	(9,983)
Increase/(Decrease) in provisions	**10,571**	11,125	(9,392)	**5,292**	(1,554)
Increase/(Decrease) in current tax liabilities	**(15,821)**	24,910	(51,942)	**3,580**	(40,197)
Increase/(Decrease) in deferred tax liabilities	**31,314**	(29,861)	15,873	**25,553**	(11,798)
(Increase)/Decrease in deferred tax assets	**26,042**	7,459	(83,640)	**-**	(22,121)
Net operating cash flows	**272,690**	185,997	180,059	**438,222**	41,324

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Consolidated			Parent Entity	
	2004	2003	2002	**2004**	2003
	$'000	$'000	$'000	**$'000**	$'000
(c) Acquisitions of Entities/Businesses					
Cash	**360,100**	408,107	329,351	-	-
Non-cash consideration	-	-	2,111,773	-	-
Amounts due in future periods	-	-	6,351	-	-
Consideration	**360,100**	408,107	2,447,475	-	-
Fair value of net assets acquired:					
Investment in controlled entities	-	-	-	-	-
Fixed and non-current assets	**53,743**	167,092	1,243,893	-	-
Current assets - cash	**613**	11,097	52,572	-	-
Current assets - other	**51,797**	19,213	945,697	-	-
Creditors and borrowings	**(43,955)**	(111,383)	(892,859)	-	-
	62,198	86,019	1,349,303	-	-
Goodwill	**297,902**	322,088	1,098,172	-	-
	360,100	408,107	2,447,475	-	-
Cash consideration	**360,100**	408,107	329,351	-	-
Less: Balances acquired					
Cash	**613**	11,097	61,609	-	-
Bank overdraft	-	-	-	-	-
	359,487	397,010	267,742	-	-
Payments relating to acquisition of 35% outside equity interest in PT Putramas Muliasantosa	-	-	41,394	-	-
Payments relating to retirement of debt	-	12,853	-	-	-
Payments relating to acquisitions in prior periods	-	405	19,202	-	-
	-	13,258	60,596	-	-
Outflow of cash	**359,487**	410,268	328,338	-	-
(d) Disposal of Entities/Businesses					
Cash	**828,500**	426,597	-	**709,400**	400,449
Non-cash	**28,400**	-	-	**28,400**	-
Amounts due in future periods	**14,291**	69,451	-	-	60,001
Disposal price	**871,191**	496,048	-	**737,800**	460,450
Assets and liabilities disposed of:					
Fixed and non-current assets	**1,031,895**	321,234	-	**676,516**	135,771
Current assets - cash	-	167	-	-	164
Current assets - other	**263,267**	181,817	-	**62,525**	39,166
Creditors and borrowings	**(424,601)**	(168,820)	-	**(48,355)**	(39,515)
Net assets disposed of:	**870,561**	334,398	-	**690,686**	135,586
Cash received	**828,500**	426,597	-	**709,400**	400,449
Cash disposed	-	(167)	-	-	(164)
Receipts relating to disposals in prior periods	-	57,801	23,474	-	-
Inflow of cash	**828,500**	484,231	23,474	**709,400**	400,285
Transactions costs incurred in disposal of businesses	**(56,830)**	(46,030)	-	**(56,622)**	(46,030)
Net inflow of cash	**771,670**	438,201	23,474	**652,778**	354,255

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

(e) Non-cash Financing and Investing Activities

During the financial year the consolidated entity did not acquire any property, plant and equipment by means of entering into finance leases. (2003 - $ nil).

Finance leases were acquired with the acquisition of controlled entities and businesses during the year. Dividends satisfied by the issue of shares under the dividend reinvestment plan are shown in Note 20.

	Consolidated		
	2004	2003	2002
	$'000	$'000	$'000
(f) Financing Facilities			
Committed Facilities (note 1):	**530,000**	250,000	698,952
Less: Utilisation	**(217,291)**	(60,000)	-
Available Committed Facilities	**312,709**	190,000	698,952
Drawn Term Financings (note 2):	**529,254**	548,413	646,697
Uncommitted Facilities and Programs (note 3):			
Commercial Paper	-	800,120	853,294
Debtors securitisation	**125,000**	125,000	125,000
Less: Utilisation	-	-	-
Available Uncommitted Facilities	**125,000**	925,120	978,294

Notes:

1. **Committed Facilities Lines include:**

(a) Bank Debt Facilities - The consolidated entity has an AUD 500 million syndicated multi-currency and multi-issuer bank debt facility drawn to USD 122.6 million and EUR 22.5m (AUD 217.3m). The syndicated bank debt facility comprises a AUD 100 million loan maturing on 15 July 2005 and a AUD 400 million loan, maturing on 15 July 2009.

(b) There is also a bilateral AUD 30 million bank debt facility.

2. **Drawn term financings include:**

(a) US$ Bond - USD 350 million maturing in February 2006.

(b) Loan agreement between Wasserburger Arzneimittelwerk Dr. Madaus GmbH ("Wasserburger") and IKB Deutsche Industriebank AG ("IKB") of an amount of EUR 2,332,768 (AUD 4,093,293) maturing 30 June 2009, including the security arrangements between IKB and Wasserburger.

(c) A loan received from a customer to finance the expansion of production capacity at Wasserburger for the amount of EUR 10m (AUD 17,546,938). The loan matures in September 2009.

3. **Uncommitted facilities and programs:**

Majorprograms include:

(a) Commercial Paper - the consolidated entity no longer has access to this uncommitted funding source.

(b) The consolidated entity has a AUD 125m debtors securitisation facility relating to Pharmacy trade receivables.

(c) Bank overdraft facilities are arranged in each country in which the consolidated entity operates. Terms and conditions are agreed from time to time by Group Treasury.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

24. Additional Financial Instruments Disclosure

(a) Interest Rate Risk

Interest Rate Risk Exposures

The consolidated entity's exposures to interest rate risk and the effective weighted interest rates for loans and deposits are set out in note 8, for interest-bearing liabilities are set out in note 18 and for employee benefits are set out in note 19. The consolidated entity's other financial assets and liabilities, being cash, receivables, other financial assets, payables and dividends payable, are non interest bearing.

The consolidated entity enters into interest rate swaps and interest rate options to lower funding costs or to alter interest rate exposures arising from mismatches between assets and liabilities. (e.g. converting fixed debt to floating to match a floating receivable).

Interest Rate Swaps

An interest rate swap is an agreement to swap interest payment streams based on a notional principal amount. Interest rate swaps allow the economic entity to raise borrowings at fixed or floating rates and swap them into appropriate exposures.

The following table indicates the types of swaps used, their notional amounts, maturity date, and weighted average interest rates. The average floating rate is the implied market rate for the term of the swap plus a margin where applicable, weighted by the face value of the instrument. All face values have been converted to AUD at foreign exchange rates current at reporting date. The interest rates may change significantly, affecting future cash flows.

	Year ended 30 June 2004							
	Expected to mature in						Total	Fair value
	2004/05 $'000	2005/06 $'000	2006/07 $'000	2007/08 $'000	2008/09 $'000	Thereafter $'000	$'000	$'000
Receive - fixed rate swaps (1)								
Australian dollars				35,999			35,999	868
Average fixed rate				8.18%				
Average floating rate				7.45%				
United States dollars		507,614					507,614	30,282
Average fixed rate		6.28%						
Average floating rate		1.96%						
Pay - fixed rate swaps								
Australian dollars	10,000	220,000		35,999			265,999	(3,046)
Average fixed rate	6.57%	5.49%		10.04%				
Average floating rate	5.87%	5.66%		6.95%				
United States dollars	7,252		65,265				72,516	824
Average fixed rate	2.09%		2.45%					
Average floating rate	1.17%		2.89%					

(1) All the receive fixed rate swaps convert fixed debt to floating debt, hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument. (Refer Note 24 (d)).

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Year ended 30 June 2003							
	Expected to mature in						Total	Fair value
	2003/04 $'000	2004/05 $'000	2005/06 $'000	2006/07 $'000	2007/08 $'000	Thereafter $'000	$'000	$'000
Receive - fixed rate swaps (1)								
Australian dollars					37,133		37,133	3,392
Average fixed rate					10.04%			
Average floating rate					5.99%			
United States dollars			525,210				525,210	53,784
Average fixed rate			6.28%					
Average floating rate			2.14%					
Pay - fixed rate swaps								
Australian dollars	51,110	10,000	220,000		37,133		318,243	(13,391)
Average fixed rate	6.37%	6.57%	5.49%		10.04%			
Average floating rate	4.87%	4.57%	4.67%		5.99%			
United States dollars		7,503					7,503	(73)
Average fixed rate		2.09%						
Average floating rate		1.32%						

(1) All the receive fixed rate swaps convert fixed debt to floating debt, hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument. (Refer Note 24 (d)).
(2) The AUD 220 million pay-fixed interest rate swaps maturing in 2005/06 include AUD 20 million of forward start up swaps with a starting date of 3 November 2003.

Interest rate options

Interest rate options are purchased to reduce the impact of changes in interest rates on floating rate long-term debt. An interest rate option gives the purchaser the right but not the obligation to pay or receive interest flows for a specified period of time at a specified rate at a specified date in the future.

The consolidated entity had no outstanding option contracts at balance date. (2003 : Nil).

(b) Foreign Exchange Risk

The primary objective of the consolidated entity's foreign exchange hedging policy is the protection of the consolidated entity's consolidated shareholders' funds. This is achieved by matching the currency exposures of debt raised to the currency of the underlying assets.

In order to provide appropriately denominated foreign currency borrowings the consolidated entity borrows principally in US Dollars and swaps the US Dollars through the foreign exchange market into the required currencies. The consolidated entity also uses the foreign exchange market to hedge transactional exposures, such as firm purchase or sale commitments denominated in foreign currencies, or internal loans between wholly owned offshore controlled entities.

Foreign Currency Contracts

A foreign currency contract is an agreement to buy and sell one currency against another at agreed dates. It includes forward foreign exchange contracts and foreign currency swaps. These contracts effectively denominate the debt issued by the consolidated entity into the currency received from the swap counterparty. The terms of these commitments are rarely more than six months.

The consolidated entity had in place foreign exchange contracts with a face value of $394.5 million, converted to AUD at rates current at reporting date (June 2003 - $ 374.8 million).

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Cross Currency Interest Rate Swap Agreements

The consolidated entity had in place cross currency swaps with a gross face value of $ 203.1 million, converted to AUD at rates current at reporting date (June 2003 - $ 210.1 million) under which it had contracted to exchange both currency and floating interest rate obligations. This contract matures in February 2006.

The following tables set out the gross face values of foreign currency swap and cross currency interest rate swap agreements. Foreign currency amounts are translated to Australian Dollars (AUD) at rates current at reporting date. The "buy" amounts represent the AUD equivalents of commitments to purchase foreign currencies, and the "sell" amounts represent the AUD equivalent of commitments to sell foreign currencies. The tables show the contract rates, maturities and fair values.

	Year ended 30 June 2004							
	Expected to mature in						Total	Fair value
	2004/05 $'000	2005/06 $'000	2006/07 $'000	2007/08 $'000	2008/09 $'000	Thereafter $'000	$'000	$'000
Sell								
Canadian Dollars	18,850	-	-	-	-	-	18,850	(1,192)
Average contracted rate	0.9910							
Euro	62,292	-	-	-	-	-	62,292	(3,849)
Average contracted rate	0.6075							
New Zealand Dollars	2,552	-	-	-	-	-	2,552	(173)
Average contracted rate	1.1770							
Singapore Dollars	888	-	-	-	-	-	888	(6)
Average contracted rate	1.1876							
United States Dollars	196,445	-	-	-	-	-	196,445	(5,721)
Average contracted rate	0.7061							
Buy								
United States Dollars	242,814	203,046	-	-	-	-	445,860	24,639
Average contracted rate	0.7137	0.7475						

	Year ended 30 June 2003							
	Expected to mature in						Total	Fair value
	2003/04 $'000	2004/05 $'000	2005/06 $'000	2006/07 $'000	2007/08 $'000	Thereafter $'000	$'000	$'000
Sell								
Canadian Dollars	27,830	-	-	-	-	-	27,830	264
Average contracted rate	0.8899							
Pounds Sterling	17,584	-	-	-	-	-	17,584	584
Average contracted rate	0.3910							
Euro	61,375	-	-	-	-	-	61,375	2,672
Average contracted rate	0.5590							
New Zealand Dollars	5,329	-	-	-	-	-	5,329	97
Average contracted rate	1.1243							
Singapore Dollars	3,076	-	-	-	-	-	3,076	137
Average contracted rate	1.1206							
Buy								
United States Dollars	248,475	-	210,084	-	-	-	458,559	1,855
Average contracted rate	0.6145		0.7475					
Pounds Sterling	11,139	-		-	-	-	11,139	(110)
Average contracted rate	0.4000							

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

(c) Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised Financial Instruments

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.

The consolidated entity is not materially exposed to any individual overseas country or to any individual customer. Concentrations of credit risk on trade debtors due from customers occur in the Health Care segment in Australia, where the private and government sponsored health insurance funds account for 25.0% (2003—24.5%) of trade debtors of Pathology and Diagnostic Imaging. Pharmacies account for 58.5% (2003—63.3%) of trade debtors of the Pharmacy and Pharmaceuticals sectors.

During the financial year the Group sold its Hospitals business to Affinity Health Limited (Affinity). Under the sale agreement the Group has receivables for amounts recharged to Affinity under shared services arrangements and for indemnities given by Affinity. At 30 June 2004 these totalled $15.415 million.

Unrecognised Financial Instruments

Swaps and options are subject to the credit worthiness of counterparties, which are principally large banks. Counterparty limits are based upon credit ratings issued by major ratings agencies.

Foreign Currency Swap Agreements and Interest Rate Swaps Agreements

The theoretical risk in using these instruments is the cost of replacing, at market rates, these swaps in the event of default by the counterparty. In order to control this risk management assigns counterparty risk weightings to each transaction. Additionally, the consolidated entity deals only with strong financial intermediaries, principally major banks and their controlled entities and as a result, the consolidated entity does not expect any counterparties to fail to meet their obligations given their high credit ratings.

The credit exposure of interest rate and foreign exchange contracts, as set out in the table below, is represented by the aggregate of positive fair value contracts at the reporting date, exclusive of recognised accrued interest, reduced by the effects of netting arrangements with financial institution counterparties.

	Consolidated	
	2004 Exposure $'000	2003 Exposure $'000
Foreign currency swaps	**2,896**	1,379
Cross currency interest rate swaps	**15,743**	21,826
Interest rate swaps	**31,372**	53,542

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

(d) Net fair value of financial assets and liabilities

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following basis:

Recognised Financial Instruments

Assets

Cash, short term deposits and debtors

- the carrying amount approximates fair value because of the short maturity of these instruments.

Long Term Investments

- the fair values of quoted investments are based on quoted market prices for these investments. A reasonable estimate of the fair value of long term investments with no quoted market prices was not made as no loss will crystalise if they are held to maturity.

Liabilities

Short Term Debt

- the carrying amount approximates fair value because of the short maturity of these instruments.

Long Term Debt

- the fair value of long term debt has been estimated based on the current rates offered in the secondary market. Consequently, movements in interest rates can effect fair values.

The carrying amounts and estimated fair values of the consolidated entity's recognised financial assets and liabilities are as follows:

Foreign Exchange Contracts

The fair value of foreign currency contracts used for hedging purposes, including cross currency interest rate swaps, is estimated using market data and quotes from banks.

	Consolidated			
	2004 Carrying Amount $'000	**2004 Net Fair Value $'000**	2003 Carrying Amount $'000	2003 Net Fair Value $'000
Financial Assets:				
Cash	**94,977**	**94,977**	103,837	103,837
Loans and deposits	**209,287**	**209,287**	151,355	151,355
Loans and deposits non current	**657**	**657**	675	675
Receivables current	**674,885**	**674,885**	849,854	849,854
Receivables non-current	**5,251**	**5,251**	12,549	12,549
Cross currency interest rate swaps	**15,769**	**15,742**	22,793	22,858
Other financial assets:				
- Shares in other corporations - listed	**4,732**	**3,524**	4	4
- Shares in other corporations - unlisted	**1,294**	**1,294**	15,001	15,001
- Interest in partnership	**-**	**-**	2,400	2,400
Financial Liabilities:				
Payables current	**528,346**	**528,346**	613,757	613,757
Interest-bearing liabilities current	**6,847**	**6,847**	69,619	69,619
Provisions current	**234,495**	**234,495**	321,643	321,643
Foreign exchange contracts	**1,439**	**1,594**	15,447	17,359
Payables non-current	**6,174**	**6,174**	6,176	6,176
Interest-bearing liabilities non current	**752,477**	**774,632**	560,140	589,625
Provisions non-current	**10,358**	**10,358**	23,209	23,209

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Unrecognised Financial Instruments

Interest Rate Contracts

The fair value of interest rate contracts is estimated by obtaining quotes from banks.

The net fair values of unrecognised financial instruments held as at the reporting date are:

	Consolidated	
	2004 Net Fair Value $'000	2003 Net Fair Value $'000
Interest rate swaps	**30,282**	43,712
Interest rate options	-	-

25. Segmental Reporting

	Sales Revenue June 2004 Continuing $'000	**Discontinuing $'000**	**Total $'000**	Sales Revenue June 2003 Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**494,739**	**6,314**	**501,053**	455,758	4,469	460,227
Consumer Products	**145,835**	**3,580**	**149,415**	156,431	44,829	201,260
Total Pharmaceuticals	**640,574**	**9,894**	**650,468**	612,189	49,298	661,487
Pathology Services	**526,527**	**-**	**526,527**	427,419	4,533	431,952
Diagnostic Imaging Services	**276,237**	**-**	**276,237**	199,156	-	199,156
Total Diagnostic Services	**802,764**	**-**	**802,764**	626,575	4,533	631,108
Pharmacy	**2,068,610**	**-**	**2,068,610**	1,943,380	-	1,943,380
Hospitals	**-**	**565,720**	**565,720**	-	1,287,119	1,287,119
Australia & Pacific Logistics	**-**	**-**	**-**	-	476,638	476,638
Loomis Courier	**-**	**-**	**-**	-	189,560	189,560
Total Logistics Services	**-**	**-**	**-**	-	666,198	666,198
Unallocated	**2,107**	**-**	**2,107**	5,218	-	5,218
Consolidated	**3,514,055**	**575,614**	**4,089,669**	3,187,362	2,007,148	5,194,510
Geographic Segments						
Australia	**3,166,980**	**538,147**	**3,705,127**	2,832,956	1,708,680	4,541,636
Other Pacific regions	**16,934**	**37,467**	**54,401**	34,470	98,932	133,402
Australia & Pacific regions	**3,183,914**	**575,614**	**3,759,528**	2,867,426	1,807,612	4,675,038
Americas	**126,763**	**-**	**126,763**	143,865	198,661	342,526
Europe, Middle East & Africa	**203,378**	**-**	**203,378**	176,071	875	176,946
Consolidated	**3,514,055**	**575,614**	**4,089,669**	3,187,362	2,007,148	5,194,510

Notes

(I) The consolidated entity operates predominantly in the following business segments:

"Pharmaceuticals" comprises the development, manufacture and distribution of injectable pharmaceuticals and of health and personal care products.

"Diagnostic Services" comprises pathology, including the management of medical centres, and diagnostic imaging services.

"Pharmacy" comprises the provision of distribution and retail management services to pharmacies.

"Hospitals" comprises the management of stand alone and co-located private hospitals and public hospital management. The hospitals businesses were divested during the period and have been disclosed as discontinued.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

(ii) The 2003 figures have been restated in line with the current segmental structure and to apply the segment disclosure requirements of AASB 1042 "Discontinuing Operations".

The Logistics businesses were divested during the previous financial period and have been disclosed as discontinued.

"Unallocated" comprises expenditure which is not recovered from the operating businesses, cash, deposits, investments, borrowings and tax balances not attributed to the operating businesses.

Geographic segments are based on the locations of the Group's operations.

	Profit before tax & significant Items June 2004			Profit before tax & significant Items June 2003		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**56,564**	**(128)**	**56,436**	60,260	(1,310)	58,950
Consumer Products	**10,366**	**106**	**10,472**	872	(12,062)	(11,190)
Total Pharmaceuticals	**66,930**	**(22)**	**66,908**	61,132	(13,372)	47,760
Pathology Services	**50,132**	**(223)**	**49,909**	37,672	(1,694)	35,978
Diagnostic Imaging Services	**18,984**	**-**	**18,984**	18,546	-	18,546
Total Diagnostic Services	**69,116**	**(223)**	**68,893**	56,218	(1,694)	54,524
Pharmacy	**32,637**	**-**	**32,637**	29,930	-	29,930
Hospitals	**-**	**37,892**	**37,892**	-	54,614	54,614
Australia & Pacific Logistics	**-**	**-**	**-**	-	(4,460)	(4,460)
Loomis Courier	**-**	**-**	**-**	-	7,985	7,985
Total Logistics Services	**-**	**-**	**-**	-	3,525	3,525
Unallocated	**(12,182)**	**(410)**	**(12,592)**	(13,245)	(646)	(13,891)
Earnings before interest & tax	**156,501**	**37,237**	**193,738**	134,035	42,427	176,462
Net interest expense	**(9,994)**	**(4,734)**	**(14,728)**	(24,941)	(8,173)	(33,114)
Consolidated	**146,507**	**32,503**	**179,010**	109,094	34,254	143,348
Geographic Segments						
Australia	**125,376**	**31,098**	**156,474**	98,744	31,736	130,480
Other Pacific regions	**979**	**6,549**	**7,528**	1,741	12,564	14,305
Australia & Pacific	**126,355**	**37,647**	**164,002**	100,485	44,300	144,785
Americas	**3,314**	**-**	**3,314**	9,693	692	10,385
Europe, Middle East & Africa	**26,832**	**(410)**	**26,422**	23,857	(2,565)	21,292
Earnings before interest & tax	**156,501**	**37,237**	**193,738**	134,035	42,427	176,462
Net interest expense	**(9,994)**	**(4,734)**	**(14,728)**	(24,941)	(8,173)	(33,114)
Consolidated	**146,507**	**32,503**	**179,010**	109,094	34,254	143,348

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Signficant items before tax June 2004			Signficant items before tax June 2003		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals			-	-	-	-
Consumer Products	-	-	-	(48,635)	(14,208)	(62,843)
Total Pharmaceuticals	-	-	-	(48,635)	(14,208)	(62,843)
Pathology Services	-	-	-	(7,066)	(1,002)	(8,068)
Diagnostic Imaging Services	-	-	-	-	-	-
Total Health Services	-	-	-	(7,066)	(1,002)	(8,068)
Pharmacy	-	-	-	(80,000)	-	(80,000)
Hospitals	-	504	504	-	(373,552)	(373,552)
Australia & Pacific Logistics	-	-	-	-	-	-
Loomis Courier	-	-	-	-	-	-
Divestment of Logistics Services	-	-	-	-	18,807	18,807
Total Logistics Services	-	-	-	-	18,807	18,807
Unallocated	(7,141)	-	(7,141)	(29,256)	-	(29,256)
Consolidated	(7,141)	504	(6,637)	(164,957)	(369,955)	(534,912)
Geographic Segments						
Australia	(7,141)	504	(6,637)	(163,376)	(359,740)	(523,116)
Other Pacific regions	-	-	-	(1,581)	(2,086)	(3,667)
Australia & Pacific	(7,141)	504	(6,637)	(164,957)	(361,826)	(526,783)
Americas	-	-	-	-	(11,720)	(11,720)
Europe, Middle East & Africa	-	-	-	-	3,591	3,591
Consolidated	(7,141)	504	(6,637)	(164,957)	(369,955)	(534,912)

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Profit before tax June 2004			Profit before tax June 2003		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**56,564**	**(128)**	**56,436**	60,260	(1,310)	58,950
Consumer Products	**10,366**	**106**	**10,472**	(47,763)	(26,270)	(74,033)
Total Pharmaceuticals	**66,930**	**(22)**	**66,908**	12,497	(27,580)	(15,083)
Pathology Services	**50,132**	**(223)**	**49,909**	30,606	(2,696)	27,910
Diagnostic Imaging Services	**18,984**	**-**	**18,984**	18,546	-	18,546
Total Diagnostic Services	**69,116**	**(223)**	**68,893**	49,152	(2,696)	46,456
Pharmacy	**32,637**	**-**	**32,637**	(50,070)	-	(50,070)
Hospitals	**-**	**38,396**	**38,396**	-	(318,938)	(318,938)
Australia & Pacific Logistics	**-**	**-**	**-**	-	(4,460)	(4,460)
Loomis Courier	**-**	**-**	**-**	-	7,985	7,985
Divestment of Logistics Services	**-**	**-**	**-**	-	18,807	18,807
Total Logistics Services	**-**	**-**	**-**	-	22,332	22,332
Unallocated	**(19,323)**	**(410)**	**(19,733)**	(42,501)	(646)	(43,147)
Earnings before interest & tax	**149,360**	**37,741**	**187,101**	(30,922)	(327,528)	(358,450)
Net interest expense	**(9,994)**	**(4,734)**	**(14,728)**	(24,941)	(8,173)	(33,114)
Consolidated	**139,366**	**33,007**	**172,373**	(55,863)	(335,701)	(391,564)
Geographic Segments						
Australia	**118,235**	**31,602**	**149,837**	(64,632)	(328,004)	(392,636)
Other Pacific regions	**979**	**6,549**	**7,528**	160	10,478	10,638
Australia & Pacific	**119,214**	**38,151**	**157,365**	(64,472)	(317,526)	(381,998)
Americas	**3,314**	**-**	**3,314**	9,693	(11,028)	(1,335)
Europe, Middle East & Africa	**26,832**	**(410)**	**26,422**	23,857	1,026	24,883
Earnings before interest & tax	**149,360**	**37,741**	**187,101**	(30,922)	(327,528)	(358,450)
Net interest expense	**(9,994)**	**(4,734)**	**(14,728)**	(24,941)	(8,173)	(33,114)
Consolidated	**139,366**	**33,007**	**172,373**	(55,863)	(335,701)	(391,564)

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Depreciation and amortisation June 2004			Depreciation and amortisation June 2003		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**57,358**	**627**	**57,985**	50,573	774	51,347
Consumer Products	**8,401**	**23**	**8,424**	8,699	139	8,838
Total Pharmaceuticals	**65,759**	**650**	**66,409**	59,272	913	60,185
Pathology Services	**31,848**	**-**	**31,848**	25,130	53	25,183
Diagnostic Imaging Services	**27,170**	**-**	**27,170**	18,204	-	18,204
Total Diagnostic Services	**59,018**	**-**	**59,018**	43,334	53	43,387
Pharmacy	**9,893**	**-**	**9,893**	16,752	-	16,752
Hospitals	**-**	**21,025**	**21,025**	-	70,774	70,774
Australia & Pacific Logistics	**-**	**-**	**-**	-	18,369	18,369
Loomis Courier	**-**	**-**	**-**	-	4,055	4,055
Total Logistics Services	**-**	**-**	**-**	-	22,424	22,424
Consolidated	**134,670**	**21,675**	**156,345**	119,358	94,164	213,522
Geographic Segments						
Australia	**122,630**	**18,115**	**140,745**	115,859	82,192	198,051
Other Pacific regions	**93**	**3,560**	**3,653**	131	7,813	7,944
Australia & Pacific	**122,723**	**21,675**	**144,398**	115,990	90,005	205,995
Americas	**9,794**	**-**	**9,794**	2,132	4,097	6,229
Europe, Middle East & Africa	**2,153**	**-**	**2,153**	1,236	62	1,298
Consolidated	**134,670**	**21,675**	**156,345**	119,358	94,164	213,522

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Capital expenditure June 2004			Capital expenditure June 2003		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**51,549**	**-**	**51,549**	26,248	-	26,248
Consumer Products	**1,425**	**12**	**1,437**	2,048	905	2,953
Total Pharmaceuticals	**52,974**	**12**	**52,986**	28,296	905	29,201
Pathology Services	**13,142**	**-**	**13,142**	10,812	20	10,832
Diagnostic Imaging Services	**24,660**	**-**	**24,660**	20,335	-	20,335
Total Diagnostic Services	**37,802**	**-**	**37,802**	31,147	20	31,167
Pharmacy	**5,354**	**-**	**5,354**	6,366	-	6,366
Hospitals	**-**	**29,556**	**29,556**	-	57,921	57,921
Australia & Pacific Logistics	**-**	**-**	**-**	-	27,256	27,256
Loomis Courier	**-**	**-**	**-**	-	4,316	4,316
Total Logistics Services	**-**	**-**	**-**	-	31,572	31,572
Unallocated	**6,039**	**-**	**6,039**	7,139	-	7,139
Consolidated	**102,169**	**29,568**	**131,737**	72,948	90,418	163,366
Geographic Segments						
Australia	**87,637**	**25,292**	**112,929**	70,266	76,868	147,134
Other Pacific regions	**86**	**4,276**	**4,362**	16	9,179	9,195
Australia & Pacific	**87,723**	**29,568**	**117,291**	70,282	86,047	156,329
Americas	**11,439**	**-**	**11,439**	1,649	4,371	6,020
Europe, Middle East & Africa	**3,007**	**-**	**3,007**	1,017	-	1,017
Consolidated	**102,169**	**29,568**	**131,737**	72,948	90,418	163,366

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Assets June 2004			Assets June 2003		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**1,657,248**	**13,240**	**1,670,488**	1,081,810	9,039	1,090,849
Consumer Products	**292,983**	**2,183**	**295,166**	322,375	3,170	325,545
Total Pharmaceuticals	**1,950,231**	**15,423**	**1,965,654**	1,404,185	12,209	1,416,394
Pathology Services	**626,965**	**-**	**626,965**	657,643	728	658,371
Diagnostic Imaging Services	**371,976**	**-**	**371,976**	370,936	-	370,936
Total Diagnostic Services	**998,941**	**-**	**998,941**	1,028,579	728	1,029,307
Pharmacy	**704,499**	**-**	**704,499**	674,721	-	674,721
Hospitals	**-**	**35,452**	**35,452**	-	1,003,524	1,003,524
Australia & Pacific Logistics	**-**	**-**	**-**	-	-	-
Loomis Courier	**-**	**-**	**-**	-	-	-
Divestment of Logistics Services	**-**	**38,777**	**38,777**	-	68,147	68,147
Total Logistics Services	**-**	**38,777**	**38,777**	-	68,147	68,147
Unallocated	**369,390**	**9,673**	**379,063**	454,253	12,209	466,462
Consolidated	**4,023,061**	**99,325**	**4,122,386**	3,561,738	1,096,817	4,658,555
Geographic Segments						
Australia	**3,253,535**	**87,469**	**3,341,004**	3,365,859	977,524	4,343,383
Other Pacific regions	**23,610**	**2,698**	**26,308**	17,586	106,735	124,321
Australia & Pacific	**3,277,145**	**90,167**	**3,367,312**	3,383,445	1,084,259	4,467,704
Americas	**490,949**	**2,518**	**493,467**	75,274	2,770	78,044
Europe, Middle East & Africa	**254,967**	**6,640**	**261,607**	103,019	9,788	112,807
Consolidated	**4,023,061**	**99,325**	**4,122,386**	3,561,738	1,096,817	4,658,555

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Liabilities June 2004			Liabilities June 2003		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**130,078**	**5,897**	**135,975**	138,004	2,543	140,547
Consumer Products	**30,210**	**469**	**30,679**	65,153	8,211	73,364
Total Pharmaceuticals	**160,288**	**6,366**	**166,654**	203,157	10,754	213,911
Pathology Services	**87,006**	**-**	**87,006**	77,484	2,061	79,545
Diagnostic Imaging Services	**41,589**	**-**	**41,589**	39,738	-	39,738
Total Diagnostic Services	**128,595**	**-**	**128,595**	117,222	2,061	119,283
Pharmacy	**349,015**	**-**	**349,015**	296,358	-	296,358
Hospitals	**-**	**64,431**	**64,431**	-	214,448	214,448
Australia & Pacific Logistics	**-**	**-**	**-**	-	-	-
Loomis Courier	**-**	**-**	**-**	-	-	-
Divestment of Logistics Services	**-**	**2,023**	**2,023**	-	38,106	38,106
Total Logistics Services	**-**	**2,023**	**2,023**	-	38,106	38,106
Unallocated	**875,698**	**15,298**	**890,996**	775,551	13,106	788,657
Consolidated	**1,513,596**	**88,118**	**1,601,714**	1,392,288	278,475	1,670,763
Geographic Segments						
Australia	**1,425,525**	**82,979**	**1,508,504**	1,340,784	257,179	1,597,963
Other Pacific regions	**264**	**476**	**740**	2,639	12,591	15,230
Australia & Pacific	**1,425,789**	**83,455**	**1,509,244**	1,343,423	269,770	1,613,193
Americas	**27,248**	**632**	**27,880**	19,157	917	20,074
Europe, Middle East & Africa	**60,559**	**4,031**	**64,590**	29,708	7,788	37,496
Consolidated	**1,513,596**	**88,118**	**1,601,714**	1,392,288	278,475	1,670,763

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000

26. Capital Expenditure Commitments

Estimated capital expenditure contracted for at balance date but not provided for, payable -

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Freehold land and buildings				
Within one year	**1,143**	21,251	-	1,018
Plant and equipment				
Within one year	**66,920**	18,075	-	866
Later than one and less than two years	**6,153**	4,447	-	99
Later than two and less than five years	-	3,135	-	-
Later than five years	-	698	-	-
	73,073	26,355	-	965
Amounts due in future periods in respect of:				
Acquisitions of businesses, payable -				
Within one year	-	-	-	-

27. Lease Commitments

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
(a) Finance lease commitments payable -				
Within one year	**6,750**	9,923	-	240
Later than one and less than two years	**3,822**	7,627	-	12
Later than two and less than five years	**3,509**	4,666	-	-
Later than five years	**43**	-	-	-
Minimum lease commitments	**14,124**	22,216	-	252
Future finance charges	**(1,470)**	(1,022)	-	-
Total Finance Lease Liabilities	**12,654**	21,194	-	252
Classified as:				
Current liabilities	**5,939**	9,467	-	240
Non-current liabilities	**6,715**	11,727	-	12
Total Finance Lease Liabilities	**12,654**	21,194	-	252
(b) Operating lease commitments payable -				
(i) Property -				
Within one year	**56,347**	59,010	**2,971**	14,204
Later than one and less than two years	**44,209**	40,706	**2,113**	12,669
Later than two and less than five years	**81,928**	91,835	**1,307**	31,086
Later than five years	**47,387**	114,866	-	60,401
Total	**229,871**	306,417	**6,391**	118,360
(ii) Plant and equipment -				
Within one year	**14,999**	15,495	**4,648**	1,112
Later than one and less than two years	**8,226**	11,891	**1,672**	1,121
Later than two and less than five years	**5,501**	13,737	**920**	1,442
Later than five years	**5**	2,720	-	-
Total	**28,731**	43,843	**7,240**	3,675
Total Operating Lease Commitments	**258,602**	350,260	**13,631**	122,035

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000

28. Auditors' Remuneration

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Audit services				
Auditors of the Company - KPMG				
Audit and review of the financial reports	**2,322**	2,371	**1,446**	1,634
Audit-related fees (1)	**905**	957	**283**	870
Other regulatory audit services	**35**	7	**-**	-
	3,262	3,335	**1,729**	2,504
Other services				
Auditors of the Company - KPMG				
Other assurance services	**244**	789	**150**	742
Taxation services	**1,662**	1,664	**1,161**	1,093
	1,906	2,453	**1,311**	1,835

(1) Audit-related fees comprise fees for the audit of special purpose financial statements relating to the divestment of entities / businesses during the year and acquisition due diligence services.

29. Contingent Liabilities

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
(a) Claims for which no reserves are considered appropriate	**4,159**	10,560	**3,159**	5,660
Contingencies relating to sale of businesses	**397**	1,678	**127**	-
Performance bonds and guarantees	**78,421**	85,108	**76,228**	71,126
F H Faulding Pharmacy Guarantee Scheme (c)	**65,700**	79,970	**-**	-
(unsecured)	**148,677**	177,316	**79,514**	76,786

(b) The consolidated entity at 30 June 2004 had service agreements with certain Non-Executive Directors which provide benefits upon retirement. The full extent of the liabilities of the parent entity under these agreements is being provided for in the financial statements over the period to the planned dates of retirement. On 20 June 2003 the Company announced that it would no longer provide for retirement benefits for non-executive directors other than those longer serving directors currently fully provided for. Therefore at 30 June 2004 the maximum amount to be provided in future periods was $ nil million (2003 $0.871 million). Service agreements also exist with certain executives under which termination benefits may in some circumstances become payable.

(c) F H Faulding & Co Limited, acquired by Mayne Group on 1 October 2001, provides guarantees of pharmacists' borrowings from a number of banks to enable the pharmacists to acquire or expand pharmacies. To manage exposure under these guarantees, arrangements have been entered into to limit the banks' recourse to F H Faulding & Co Limited under the guarantee scheme. The contingent liability represents the recourse limit based on loan utilisation at 30 June 2004.

(d) Under the terms of the Deeds of Cross Guarantee, described in Note 30, the Company has guaranteed the repayment of all current and future creditors in the event any of the parties to the Deeds are wound up. No deficiencies of net assets exists in these companies.

(e) On 28 April 2003 the Australian Therapeutic Goods Administration required the Group to initiate a safety related consumer level recall of batches of products manufactured for the Group by Pan Pharmaceuticals since 1 May 2002, and required that there be no further supply of these products. The Group implemented a recall process in both Australia and overseas. The Group has provided for the anticipated costs of the recall where these could be estimated, however it could still suffer further losses and be subject to claims by third parties. The Group subsequently issued legal proceedings against Pan Pharmaceuticals seeking to recover its loss and damage arising from Pan Pharmaceuticals breach of its agreement to manufacture and supply products to the Group. No receivable has been recognised in respect of this claim and it is therefore a contingent asset of the Group, subject to the outcome of the Group's claim on Pan Pharmaceuticals.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

30. Deed of Cross Guarantee

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998 the wholly-owned subsidiaries listed below are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports, and directors' reports.

It is a condition of the Class Order that the relevant holding entity and each of the relevant subsidiaries enter into a Deed of Cross Guarantee.

The effect of the Deed is that each holding entity guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries in each group under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Corporations Act 2001, each holding entity will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that each holding entity is wound up.

Mayne Group

The Mayne Group class order was entered into by Deed of Cross Guarantee dated 5 June 2001.

Further companies were added to the Mayne Group class order by virtue of Assumption Deeds dated 22 May 2002, 26 June 2003 and 29 June 2004.

Companies have been removed from the Mayne Group class order through a Revocation Deed dated 26 August 2002 and Notices of Disposal dated 22 July 2002, 15 April 2003 and 10 December 2003.

A Deed of Appointment and Retirement of Trustee dated 25 May 2004, appointed Mayne Healthcare Holdings Pty Ltd as Trustee of the class order (replacing HCoA Operations (Australia) Pty Ltd)

The holding entity and subsidiaries subject to the Deed of Cross Guarantee as at 30 June 2004 are:

Mayne Group Ltd (holding entity)
Mayne Health Pathology Pty Limited
Gynaelab Pty Ltd
Healthcare Imaging Services Pty Limited
Healthcare Imaging Services (Victoria) Pty Limited
Pathology Services Pty Limited
Mayne Diagnostic Imaging Holdings Pty Ltd
Mayne Healthcare Holdings Pty Ltd
Mayne Medical Centre Holdings Pty Ltd
Mayne Medical Centre Operations Pty Ltd
Mayne Pathology Holdings Pty Ltd
Mayne Pharma Pty Ltd
Queensland Medical Services Pty Ltd
(added by Assumption Deed dated 29 June 2004)
Queensland Diagnostic Imaging Pty Ltd
(added by Assumption Deed dated 29 June 2004)

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

FH Faulding Group

The Faulding class order was entered into by Deed of Cross Guarantee on 15 June 1999.

Further companies were added to the Faulding class order by virtue of Assumption Deeds dated 17 May 2001 and 27 June 2002.

The holding entity and subsidiaries subject to the Deed of Cross Guarantee as at 30 June 2004 are:

FH Faulding & Co Ltd (holding entity)
Faulding Healthcare Pty Ltd
BML Pharmaceuticals Pty Ltd
Cenovis Pty Ltd
Faulding Healthcare Retail Pty Ltd
Terry White Management Pty Ltd
Independent Pharmaceutical Supplies Pty Ltd
Bullivants Natural Health Products Limited
Chem Mart Pty Ltd

The following companies were removed from the
Mayne Group class order during the year by Notice of Disposal dated 10 December 2003:

Australian Medical Enterprises Limited
HCoA Hospital Holdings (Australia) Pty Ltd
Hospitals of Australia Limited

This resulted in the following subsidiary companies being removed from the Mayne Group class order:

Hospital Corporation Australia Pty Limited
HCoA Operations (Australia) Pty Limited
AHC Tilbox Pty Ltd
Australian Hospital Care (Allamanda) Pty Ltd
Australian Hospital Care (Como) Pty Ltd
Australian Hospital Care (Lady Davidson) Pty Ltd
Australian Hospital Care (Latrobe) Pty Ltd
Australian Hospital Care (Masada) Pty Ltd
Australian Hospital Care (MPH) Pty Ltd
Australian Hospital Care (Northpark) Pty Ltd
Australian Hospital Care (The Avenue) Pty Ltd
Australian Hospital Care Investments Pty Ltd
Australian Hospital Care 1988 Pty Ltd
Rehabilitation Holdings Pty Ltd
The Victorian Rehabilitation Centre Pty Ltd
Health Technologies Pty Ltd
Australian Hospital Care Ltd

AHC Group

The AHC Group class order is no longer relevant as at 30 June 2004 following the divestment of Australian Hospital Care Limited (holding company).

Consolidated statements of financial performance and consolidated statements of financial position, comprising the holding entities and subsidiaries which are parties to the Deeds, after eliminating all transactions between parties to the Deeds of Cross Guarantee, at 30 June 2004 are set out on the following page.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Mayne Group		F H Faulding Group	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Statements of Financial Performance				
Profit/(loss) from ordinary activities before income tax	**182,635**	(617,763)	**54,788**	(24,486)
Income tax (expense)/benefit relating to ordinary activities	**(13,204)**	(575)	**(34,522)**	3,266
Net profit/(loss) from ordinary activities after related income tax expense	**169,431**	(618,338)	**20,266**	(21,220)
Retained profits/(losses) at the beginning of the year	**(613,993)**	118,042	**1,262,276**	1,283,496
Dividends provided for or paid	**(79,351)**	(96,698)	**-**	-
Net (decrease) in retained profits on the initial adoption of revised AASB 1028 "Employee Benefits"	**-**	(1,409)	**-**	-
Transfer from reserves	**4,183**	-	**-**	-
Retained profits/(losses) at the end of the year	**(519,730)**	(598,403)	**1,282,542**	1,262,276
Statements of Financial Position				
Current Assets				
Cash and deposits	**198,987**	120,259	**4,550**	12,099
Receivables	**313,669**	779,380	**348,787**	366,343
Inventories	**117,481**	104,260	**252,191**	208,306
Assets held for resale	**-**	35,311	**-**	-
Other current assets	**16,077**	25,823	**4,125**	-
Total Current Assets	**646,214**	1,065,033	**609,653**	586,748
Non-Current Assets				
Deposits	**-**	675	**-**	-
Receivables	**2,018**	27,878	**1,529,345**	1,456,625
Other financial assets	**2,207,379**	2,527,363	**45,364**	45,364
Property, plant & equipment	**249,331**	659,737	**65,691**	63,026
Intangibles	**1,292,602**	915,389	**97,703**	108,096
Deferred tax assets	**96,564**	124,754	**1,599**	59,822
Other	**19,294**	7,234	**11,621**	-
Total Non-Current Assets	**3,867,188**	4,263,030	**1,751,323**	1,732,933
Total Assets	**4,513,402**	5,328,063	**2,360,976**	2,319,681
Current Liabilities				
Payables	**167,178**	274,110	**411,846**	376,272
Interest-bearing liabilities	**1,324,373**	1,578,109	**-**	-
Current tax liabilities	**8,670**	1,358	**32,411**	45,812
Provisions	**167,403**	189,549	**18,018**	17,565
Total Current Liabilities	**1,667,624**	2,043,126	**462,275**	439,649
Non-Current Liabilities				
Payables	**-**	1,568	**2,403**	3,621
Interest-bearing liabilities	**507,651**	529,520	**-**	-
Deferred tax liabilities	**25,633**	24,413	**-**	-
Provisions	**5,821**	15,422	**1,928**	2,323
Total Non-Current Liabilities	**539,105**	570,923	**4,331**	5,944
Total Liabilities	**2,206,729**	2,614,049	**466,606**	445,593
Net Assets	**2,306,673**	2,714,014	**1,894,370**	1,874,088
Equity				
Contributed equity	**2,826,403**	3,292,515	**611,021**	611,021
Reserves	**-**	19,902	**807**	791
Retained profits/(losses)	**(519,730)**	(598,403)	**1,282,542**	1,262,276
Total Equity	**2,306,673**	2,714,014	**1,894,370**	1,874,088

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Notes	Country of Incorporation	Mayne Group Limited's direct and indirect interest held 2004 %	2003 %
31. Particulars in relation to Controlled Entities				
Parent Entity				
Mayne Group Limited		Australia		
Controlled Entities	(a)(b)			
Stonehenge Properties Pty Ltd		Australia	100	100
The Ward Corporation Pty Limited		Australia	100	100
Mayne Finance Limited	(d)	Australia	100	100
Mayne Properties Pty Ltd		Australia	100	100
Mayne Employee Share Acquisition Plan Pty Ltd		Australia	100	100
- Mayne Employee Share Acquisition Plan Trust	(d)		100	100
- Mayne Group SESTIP Trust	(d)		100	-
Saftsal Pty Limited		Australia	100	100
- Aksertel Pty Limited		Australia	100	100
- Onosas Pty Limited		Australia	100	100
- Lamsak Pty Limited		Australia	100	100
HCoA International Holdings Pty Ltd		Australia	100	100
Pathology Services Pty Ltd	(c)	Australia	100	100
- Gynaelab Pty Limited	(c)	Australia	100	100
- Pruinosa Pty. Limited	(e)	Australia	-	100
Australian Medical Enterprises Limited	(e)	Australia	-	100
- AME Hospitals Pty Ltd	(e)	Australia	-	100
- AME Trust	(e)		-	100
- Victoria House Holdings Pty Limited	(e)	Australia	-	100
- Larches Pty Ltd		Australia	100	100
- AME Properties Pty Ltd	(e)	Australia	-	100
- AME Property Trust	(e)		-	100
- Attadale Hospital Property Pty Ltd	(e)	Australia	-	100
- Glengarry Hospital Property Pty Ltd	(e)	Australia	-	100
- Jamison Private Hospital Property Pty Ltd	(e)	Australia	-	100
- AME Trading Trust	(e)		-	100
- Hadassah Pty Ltd	(e)	Australia	-	100
- Rannes Pty Ltd	(e)	Australia	-	100
- Glengarry Hospital Unit Trust No 2	(e)		-	100
- Glengarry Hospital Unit Trust No 1	(e)		-	100
- Hallcraft Pty Ltd	(e)	Australia	-	100
- Hallcraft Unit Trust	(e)		-	100
- Jandale Pty Ltd		Australia	100	100
- AME Medical Services Pty Ltd		Australia	100	100
- Integrated Health Care Pty Ltd		Australia	100	100
- Kelldale Pty Ltd		Australia	100	100
- Seacresh Pty Limited		Australia	51	51

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Notes	Country of Incorporation	Mayne Group Limited's direct and indirect interest held 2004 %	2003 %
- Seacrest Unit Trust	(d)		51	51
- Pacific Medical Centres Pty Limited		Australia	100	100
- Link Medical Laboratory Holdings Pty Ltd		Australia	100	100
- Providex Therapeutics Pty Ltd		Australia	100	-
Trezise Services Pty Ltd		Australia	100	100
Hillsands Pty Ltd		Australia	100	100
Sugerman's Pathology Pty Ltd		Australia	100	100
Mayne Healthcare Holdings Pty Ltd	(c)	Australia	100	100
- Mayne Pathology Holdings Pty Ltd	(c)	Australia	100	100
- Mayne Health Pathology Pty Ltd	(c)	Australia	100	100
Dorevitch Laboratory Services Pty Ltd		Australia	100	100
- Queensland Medical Services Pty Ltd	(c)	Australia	100	-
- Gippsland Pathology Service Pty Ltd	(d)	Australia	100	32
- Essential Premises (Traralgon) Pty Ltd		Australia	100	32
- Medical debt Recovery Pty Ltd		Australia	100	32
- Mayne Medical Centre Holdings Pty Limited	(c)	Australia	100	100
- Mayne Medical Centre Operations Pty Limited	(c)	Australia	100	100
- Mayne CP Holdings Pty Ltd (formerly Mayne Aged Care Holdings Pty Ltd)		Australia	100	100
- Queensland Specialist Services Pty Ltd (formerly Mayne Aged Care Operations Pty Ltd)		Australia	100	100
- Mayne Diagnostic Imaging Holdings Pty Limited	(c)	Australia	100	100
- Healthcare Imaging Services Pty Ltd	(c)	Australia	100	100
- Queensland Diagnostic Imaging Pty Ltd	(c)	Australia	100	-
- Healthcare Imaging Services (Victoria) Pty Ltd	(c)	Australia	100	100
- Cabramatta Imaging Pty Ltd		Australia	50	50
- Cabramatta Unit Trust	(d)		50	50
- Brystow Pty Ltd		Australia	100	100
- Western Suburbs Ultra-sound & Radiology Services Trust			100	100
- Orana Services Trust	(d)		50	50
- Orana Services Pty Ltd		Australia	50	50
- Norcoray Unit Trust	(d)		50	50
- Norcoray Pty Ltd		Australia	50	50
- Northcoast Nuclear Medicine (Qld) Pty Ltd (formerly A.C.N. 107 700 569 Pty Ltd)		Australia	100	-
Mayne Finance (Aust) Pty Ltd		Australia	100	100
- HCA Management Pty Limited	(e)	Australia	-	100
- Malahini Pty Limited	(e)	Australia	-	100
- Tilemo Pty Limited	(e)	Australia	-	100

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Notes	Country of Incorporation	Mayne Group Limited's direct and indirect interest held 2004 %	2003 %
- Hospital Affiliates of Australia Pty Ltd	(e)	Australia	-	100
- C.R.P.H. Pty. Limited	(e)	Australia	-	100
- P.M.P.H. Pty. Limited	(e)	Australia	-	100
- Hospital Developments Pty. Limited	(e)	Australia	-	100
Relkban Pty. Limited	(e)	Australia	-	100
Relkmet Pty. Limited	(e)	Australia	-	100
Votraint No. 664 Pty. Limited	(e)	Australia	-	100
Votraint No. 665 Pty. Limited	(e)	Australia	-	100
- HOAIF Pty Ltd	(e)	Australia	-	100
Hospitals of Australia Limited	(e)	Australia	-	100
- Dabuvu Pty Limited	(e)	Australia	-	100
Wellness Holdings Pty Ltd		Australia	100	100
- Corporate Wellness Solutions Pty Ltd		Australia	100	100
HCoA Hospital Holdings (Australia) Pty Ltd	(e)	Australia	-	100
- HCoA Operations (Australia) Pty Ltd	(e)	Australia	-	100
- Hospital Corporation Australia Pty Limited	(e)	Australia	-	100
- Australian Hospital Care Limited	(e)	Australia	-	100
- Australian Hospital Care (Latrobe) Pty Ltd	(e)	Australia	-	100
- Australian Hospital Care (MPH) Pty Ltd	(e)	Australia	-	100
- Australian Hospital Care (The Avenue) Pty Ltd	(e)	Australia	-	100
- Rehabilitation Holdings Pty Ltd	(e)	Australia	-	100
- Australian Hospital Care 1998 Pty Ltd	(e)	Australia	-	100
- Australian Hospital Care (Masada) Pty Ltd	(e)	Australia	-	100
- Masada Private Hospital Unit Trust	(e)		-	100
- Australian Hospital Care (Como) Pty Ltd	(e)	Australia	-	100
- AHC Tilbox Pty Ltd	(e)	Australia	-	100
- Australian Hospital Care (Knox) Pty Ltd	(e)	Australia	-	100
- Knox Private Hospital Unit Trust	(e)		-	100
- Australian Hospital Care (Northpark) Pty Ltd	(e)	Australia	-	100
- Australian Hospital Care (Dorset) Pty Ltd	(e)	Australia	-	100
- Dorset Private Hospital Unit Trust	(e)		-	100
- Australian Hospital Care Investments Pty Ltd	(e)	Australia	-	100
- AHC Radiology Pty Ltd	(e)	Australia	-	100
- The AHC Radiology Unit Trust	(e)		-	100
- Australian Hospital Care (Pindara) Pty Ltd	(e)	Australia	-	100
- Pindara Private Hospital Unit Trust	(e)		-	100
- Australian Hospital Care (Ringwood) Pty Ltd	(e)	Australia	-	100
- Ringwood Private Hospital Unit Trust	(e)		-	100
- Australian Hospital Care (Lady Davidson) Pty Ltd	(e)	Australia	-	100
- Australian Hospital Care (MSH) Pty Ltd	(e)	Australia	-	100
- Australian Hospitals Unit Trust	(e)		-	100

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Notes	Country of Incorporation	Mayne Group Limited's direct and indirect interest held 2004 %	2003 %
- Australian Hospital Care (Allamanda) Pty Ltd	(e)	Australia	-	100
- The Victorian Rehabilitation Centre Pty Ltd	(e)	Australia	-	100
- Health Technologies Pty Ltd	(e)	Australia	-	100
- eHealth Technologies Limited	(e)	Australia	-	100
- Australian Hospital Care (Spare) Pty Ltd	(e)	Australia	-	100
- Spare Unit Trust	(e)		-	100
F H Faulding & Co Ltd	(d)	Australia	100	100
- Mayne Pharma Pty Ltd	(c)	Australia	100	100
Mayne Limited		New Zealand	100	100
- Mayne Holdings (NZ) Limited		New Zealand	100	100
Transport Security Insurance (Pte) Ltd		Singapore	100	100
PT Health Care of Surabaya	(e)	Indonesia	-	99
PT Putramas Muliasantosa	(e)	Indonesia	-	95
- PT Mitrajaya Medikatama	(e)	Indonesia	-	95
- Bergaglio Trasporti S.r.l.	(g)	Italy	-	100
- Mayne SNC Van Der Heijden Logistics Services	(f)	Belgium	100	100
- Mayne International B.V.		The Netherlands	100	100
- Mayne Nickless Eindhoven B.V.		The Netherlands	100	100
- Mayne Holdings (UK) Ltd		United Kingdom	100	100
- Mayne European Holdings Limited		United Kingdom	100	100
- Security Express Limited		United Kingdom	100	100
- Mayne Nickless Incorporated		United States	100	100
- DBL Australia Pty Ltd		Australia	100	100
- Mayne Pharma (Canada) Inc		Canada	100	100
- Mayne Pharma do Brasil Lda (formerly Faulding Farmaceutica do Brasil Lda)		Brazil	100	100
- Faulding Healthcare Pty Ltd	(c)	Australia	100	100
- BML Pharmaceuticals Pty Limited	(c)	Australia	100	100
- Cenovis Pty Ltd	(c)	Australia	100	100
- Cenovis Health Co Sdn Bhd		Malaysia	100	100
- Cenovis Health Co Pty Ltd		Australia	100	100
- Vitelle Health Company Pty Limited		Australia	100	100
- AHB Pty Limited		Australia	100	100
- Faulding Healthcare Europe Holdings Ltd		United Kingdom	100	100
- Faulding Consumer UK Limited		United Kingdom	100	100
- Bullivants' Natural Health Products Pty Limited	(c)	Australia	100	100
- Bullivants' Natural Health Products (HK) Limited		Hong Kong	100	100
- Bullivants' Natural Health Products (International) Pty Ltd		Australia	100	100

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Notes	Country of Incorporation	Mayne Group Limited's direct and indirect interest held 2004 %	2003 %
- Mayne Consumer Products (NZ) Limited (formerly Faulding Consumer (NZ) Limited)		New Zealand	100	100
- Natural Nutrition Pty Ltd		Australia	100	100
- Natural Facts Pty Limited		Australia	100	100
- Chem Mart Pty Limited	(c)	Australia	100	100
- Faulding Healthcare Retail Pty Ltd	(c)	Australia	100	100
- Terry White Management Pty Ltd	(c)	Australia	100	100
- Healthsense Pty Ltd		Australia	100	100
- The Medicine Shoppe Australia Pty Ltd		Australia	100	100
- Minfos Systems Pty Ltd		Australia	80	80
- F H Faulding Securities Pty Ltd		Australia	100	100
- F H Faulding Services Pty Ltd		Australia	100	100
- Queensland Biochemics Pty Ltd		Australia	100	100
- Independent Pharmaceutical Supplies Pty Ltd	(c)	Australia	100	100
- ACN 091 753 043 Pty Ltd		Australia	100	100
- Healthlinks.net Pty Ltd		Australia	100	100
- COMDOTPLI Pty Ltd		Australia	50	50
- GenRx Pty Ltd		Australia	100	100
- F H Faulding Nominees Pty Ltd		Australia	100	100
- Faulding Healthcare International Holdings Inc		United States	100	100
- Faulding Healthcare US Holdings Inc		United States	100	100
- Faulding Consumer Holdings Inc		United States	100	100
- Faulding Medical Device Co		United States	100	100
- Mayne Pharma (USA) Inc (formerly Faulding Pharmaceutical Co)		United States	100	100
- Mayne Pharma (PR) Inc (formerly Faulding Puerto Rico, Inc)		United States	100	100
- Mayne Pharma (Mexico) SA		Mexico	100	-
- Mayne Pharma (Hong Kong) Ltd (formerly Faulding Pharmaceuticals (Hong Kong) Ltd		Hong Kong	100	100
- Mayne Pharma (Malaysia) Sdn Bhd		Malaysia	100	100
- Mayne Pharma (NZ) Ltd (formerly Faulding Pharmaceuticals (NZ) Ltd)		New Zealand	100	100
- Chem Mart Pharmaceuticals (NZ) Ltd		New Zealand	100	100
- Mayne Pharma plc (formerly Faulding Pharmaceuticals plc)		United Kingdom	100	100
- Mayne Pharma Euro Finance Co Ltd		United Kingdom	100	-
- Mayne Pharma (Deutschland Holdings) GmbH		Germany	100	-
- Wasserburger Arzneimittelwerk Dr. Madaus GmbH		Germany	100	-

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Notes	Country of Incorporation	Mayne Group Limited's direct and indirect interest held 2004 %	2003 %
- Mayne Pharma (Deutschland) GmbH (Formerly Faulding Arzneimittel GMBH)		Germany	100	100
- Mayne Pharma (Portugal) Lda (formerly Faulding Farmaceutica, Lda)		Portugal	100	100
- S.A. Mayne Pharma (Benelux) N.V. (formerly Faulding Pharmaceuticals NV)		Belgium	100	100
- Faulding Pharmaceuticals SA		France	100	100
- Mayne Pharma (Italia) Srl (formerly Faulding Farmaceutici srl)		Italy	100	100
- Mayne Pharma (Espana) SL (formerly Faulding Farmaceutica SL)		Spain	100	100
- Mayne Pharma (Ireland) Limited (formerly Central Laboratories Limited)		Ireland	100	100
- Central Laboratories (Ireland) Ltd		Ireland	100	100
- Mayne Pharma (Schweiz) GmbH		Switzerland	100	100
- Mayne Pharma (Nordic) AB		Sweden	100	-
- Mayne Pharma (SEA) Pte Ltd (formerly Faulding Pharmaceuticals (SEA) Pte Ltd)		Singapore	100	100
- Faulding Distributors (SEA) Pte Ltd		Singapore	100	100
- Newage Sdn Bhd		Malaysia	67	67
- Faulding-DBL Pharmaceuticals Company (Japan) Limited	(g)	Japan	-	100
- Mayne Pharma Philippines Inc (formerly Faulding Pharmaceuticals Philippines Inc)		Philippines	100	100
- F H Faulding Properties (Vic) Pty Ltd		Australia	100	100
- F H Faulding Properties (SA) Pty Ltd		Australia	100	100
- F H Faulding Properties (Vic) Trust			100	100
- F H Faulding (Vic) 1984 Pty Ltd		Australia	100	100
- PSPA Pty Ltd		Australia	100	100
- Naslock Pty Ltd		Australia	100	100
- Pharmacy Promotions Pty Ltd		Australia	100	100
- ACN 007 444 322 Pty Ltd		Australia	100	100
- DSU Pty Ltd (formerly CMAX Pty Ltd)		Australia	100	100

(a) All controlled entities are audited by KPMG.

(b) Entities not directly held by Mayne Group Limited are indented.

(c) These Australian controlled entities are not required to prepare financial reports or to be audited for statutory purposes because they have entered into deeds of cross guarantee as detailed in Note 30.

All Australian controlled entities other than those noted under (d) are small proprietary companies and are not required to prepare audited financial reports.

(d) These Australian controlled entities are required to prepare audited financial reports.

(e) Divested during the current financial year.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

(f) Owned 99% by Mayne Holdings (U.K.) Limited and 1% by Mayne European Holdings Limited.

(g) Liquidated during the financial year

(h) All entities are domiciled in their country of incorporation.

(i) No controlled entities carry on material business operations other than in their country of incorporation.

Acquisition and Disposal of Controlled Entities:

The following controlled entities were acquired during the financial year:

	Date of Acquisition	Consideration $'000	Acquisition provision raised $'000	Proportion of Shares Acquired %
Gippsland Pathology Service Pty Ltd	1 July 2003	14,000	-	68%
Wasserburger Arzneimittelwerk Dr. Madaus GmbH	30 April 2004	47,287	4,660	100%

During the year other pharmaceuticals and imaging businesses and assets were acquired for consideration of $298,813,000

The following controlled entities were disposed of during the financial year:

		Date of Disposal	Consideration $'000	Consolidated Profit/(Loss) on Disposal $'000	Proportion of Shares Sold %
Australian Medical Enterprises Limited Group	}	30 November 2003	856,900	504	100%
HCoA Hospital Holdings(Australia) Pty Ltd Group	}				
Hospitals of Australia Limited Group	}				
Relkban Pty Ltd	}				
Relkmet Pty Ltd	}				
Votraint No 664 Pty Ltd	}				
Votraint No 665 Pty Ltd	}				
PT Healthcare of Surabaya	}				
PT Putramas Muliasantosa	}				
PT Mitrajaya Medikatama	}				
The hospital sale also included net assets held by divisions of the parent entity, Mayne Group Limited	}				

The following controlled entities were acquired during the previous financial year:

	Date of Acquisition	Consideration $'000	Acquisition provision raised $'000	Proportion of Shares Acquired %
Queensland Medical Services Pty Ltd and the Queensland Medical Laboratories business	1 October 2002	260,288	14,061	100
Queensland Diagnostic Imaging Pty Ltd	21 May 2003	90,712	1,310	100

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

During the year other diagnostic services businesses and assets were acquired for consideration of $47,262,000

The following controlled entities were disposed of during the previous financial year:

	Date of Disposal	Consideration $'000	Consolidated Profit/(Loss) on Disposal $'000	Proportion of Shares Sold %
Mayne Group Canada Inc and subsidiaries	3 February 2003	172,965	42,510	100
Mayne Logistics Pty Ltd and subsidiaries	3 February 2003	169,358	(34,766)	100
Australian Hospital Care (HPH) Pty Ltd	13 April 2003	-	(43,200)	100
Faulding Consumer Inc	4 April 2003	7,730	(1,907)	100
Faulding Healthcare (IP) Holdings Inc	4 April 2003	-	-	100

Logistics businesses operated as divisions of Mayne Group Limited were also disposed of for total consideration of $103,248,000.

32. Equity Accounting Information

Associated Entities at 30 June 2004 were:

Associated Entity	Principal Activity	% Interest in Equity Capital		Equity Accounted Year Ended	Investment Carrying amount		Dividends Received		Equity share of operating profits/ (losses) after tax & extraordinary items & outside equity interests net of dividends received	
					Equity Value	Equity Value				
		2004	2003		2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000
St George Private Hospital Nuclear Medicine Pty Ltd	Medical Services - Australia	**50.00%**	50.00%	30 June	**286**	281	-	107	**5**	(80)
Campsie Nuclear Medicine Pty Ltd	Medical Services - Australia	**50.00%**	50.00%	30 June	**140**	97	-	-	**43**	50
Gippsland Pathology Service Pty Ltd	Pathology Services - Australia	(c)	32.00%	30 June	-	7,154	-	448	-	(337)
Minjesk Investment Corporation Limited	Hospital - Fiji	(d)	-%	30 June	-	-	-	-	-	(317)
Indo China Healthcare Limited	Pharmaceutical distribution - Thailand	**45.00%**	45.00%	30 June	**962**	974	**92**	-	**(12)**	639
					1,388	8,506	**92**	555	**36**	(45)

(a) The only associated entity to which notional goodwill is attributable is Gippsland Pathology Service Pty Limited.

(b) The market values of investments in associated entities are represented by their equity carrying values.

(c) Gippsland Pathology Service Pty Limited became a controlled entity with effect from 1 July 2003.

(d) The investment in Minjesk Investment Corporation Limited was divested with effect from 30 June 2003

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	2004 $'000	2003 $'000
Financial Information relating to Associates:		
The consolidated entity's share of profits and losses, assets and liabilities of associates, in aggregate is:		
Statement of Financial Performance:		
Share of profits / (losses) from ordinary activities before tax of associates	**253**	1,450
Share of income tax expense attributable to profit/(loss) from ordinary activities of associates	**(125)**	(530)
Share of net profit/(loss) as disclosed by associates	**128**	920
Equity accounting adjustments:		
- goodwill amortisation	**-**	(410)
Equity accounted share of net profit/(loss) of associates	**128**	510
Dividends received from associates	**(92)**	(555)
Share of associates net profit equity accounted	**36**	(45)
Statement of Financial Position:		
Reserves:		
Equity share of reserves of associated entities at the beginning of the year	**-**	(7)
Equity share of reserves in the current year	**-**	-
Equity share divested	**-**	7
Equity accounted share of reserves of associates at the end of the year	**-**	-
Retained Profits:		
Equity share of retained profits of associated entities at the beginning of the year	**(270)**	(1,106)
Equity share of retained profits in the current year	**36**	(45)
Equity share divested	**-**	881
Equity accounted share of retained profits of associates at the end of the year	(234)	(270)
Movements in carrying amount of investments:		
Carrying amount of investments in associates at the beginning of the year	**8,506**	8,382
Changes in equity invested in associates during the year	**-**	(719)
Equity share divested during the year	**-**	888
Share of movement in associates reserves	**-**	-
Share of associates net profit equity accounted	**36**	(45)
Associate transferred to investment in controlled entities	**(7,154)**	-
Carrying amount of investments in associates at the end of the year	**1,388**	8,506

33. Transactions with Related Parties

Wholly Owned Group:

Dividends and interest received by the parent entity from controlled entities are disclosed in Note 3.

Borrowing costs paid by the parent entity to controlled entities is disclosed in Note 4.

Details of investments in controlled entities are disclosed in Notes 13 and 31.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Amounts due to and receivable from controlled entities within the wholly owned group are disclosed in Notes 9, 12 and 18.

	2004 $'000	2003 $'000
These balances comprise:		
Receivables	**66,483**	397,378
Loans at call	**6,300,605**	3,735,233
Accrued interest	**16,227**	30
Amounts owing by controlled entities	**6,383,315**	4,132,641
Weighted average interest rates	**2.72%**	4.39%
Payables	**302**	314
Loans at call	**6,316,419**	3,790,721
Accrued interest	**31,244**	22,017
Amounts owing to controlled entities	**6,347,965**	3,813,052
Weighted average interest rates	**4.10%**	1.62%

Interest is charged only on loans at call owing to operating controlled entities.
Interest rates charged are based on the consolidated entity's planned investment and borrowing rates set at the commencement of each financial year.

Loans between entities in the wholly owned group are repayable at call.

Associated Entities:

Dividends paid by associated entities are disclosed in Note 32.

St George Private Hospital Nuclear Medicine Pty Ltd

An entity within the consolidated entity charges rent and outgoings and provides accounting services for St George Private Hospital Nuclear Medicine Pty Ltd. During the 2004 financial year these charges totalled $0.144 million (2003, $0.115 million) of which $ nil (2003, $nil) was outstanding at period end.

Campsie Nuclear Medicine Pty Ltd

An entity within the consolidated entity charged rent and outgoings and provides accounting services for Campsie Nuclear Medicine Pty Ltd. During the 2004 financial year these charges totalled $ 0.127 million (2003, $0.132 million) of which $ nil (2003, $nil) was outstanding at period end.

34. Superannuation Commitments

As at 30 June 2004 entities within the consolidated entity participated in three defined benefit plans.

The defined benefit plans in Australia and USA are closed to new members, however for existing members they provide benefits to employees or their dependants on retirement, resignation, disablement or death. Members and entities within the consolidated entity make contributions as specified in the rules of the fund. Contributions by these entities are based on percentages of current salaries actuarially assessed to meet defined benefits based on

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

multiples of final average salaries determined by length of service and are enforceable in accordance with the respective rules so long as they are parties to the fund.

An actuarial assessment of the Australian defined benefit plan was made by an independent actuary, D A Scott FAI, on 1 July 2002.

An actuarial assessment of the USA defined benefit plan was made by an independent actuary, David B Woodmansee EA,PCA, MAAA, on 10 March 2004.

An actuarial assessment of the German defined benefit executive plan was made by an independent actuary, Dr E Pechstein (Dipl.-Math., DAV / IVS) on 30 April 2004.

An actuarial assessment of the German defined benefit staff plan was made by an independent actuary, Herr Hellkamp (Dipl.-Math., DAV / IVS) on 30 April 2004.

At the recommendation of the Australian Fund's actuary and at the request of the Trustee, the Parent entity made a contribution of $3.165 million prior to 30 June 2004 to the Mayne Group Limited Superannuation Fund (June 2003, $1.88 million). The assets of the fund are sufficient to satisfy all benefits that would have been vested in the event of the termination of the fund, or in the event of the voluntary or compulsory termination of the employment of each employee.

Contributions are also made to a number of industry accumulation funds in accordance with various awards.

The German plans were acquired with the acquisition of Wasserburger Arzneimittelwerk Dr Madaus GmbH on 30 April 2004.

The Group divested its hospitals businesses in Australia and Indonesia during the financial year. The Group therefore has a significantly reduced commitment to the defined benefit plan in Australia, following the transfer from the fund of the hospital employees.

	Mayne Group Limited Superannuation Fund Australia $'000	Faulding Pharmaceuticals Pension Plan USA $'000	Wasserburger Arzneimittelwerk Dr Madaus GmbH staff pension scheme Germany $'000	Wasserburger Arzneimittelwerk Dr Madaus GmbH executive pension scheme Germany $'000
At 30 June 2004				
Dates at which the following amounts were determined:				
Market Value of Plan Assets	30 June 2003	30 June 2003	30 June 2004	30 June 2004
Accrued Benefits	30 June 2003	30 June 2003	31 December 2002	31 December 2003
Vested Benefits	30 June 2003	30 June 2003	31 December 2002	31 December 2003
Net Market Value of Plan Assets	107,800	889	563	-
Accrued Benefits	110,858	1,031	1,411	2,581
Excess/(deficiency) of Plan Assets Over Accrued Benefits	(3,058)	(142)	(848)	(2,581)
Vested Benefits	110,858	860	230	-
Employer Contributions recognised in the Financial Statements	24,448	454	181	449
Pension Liability recognised in the Financial Statements	-	-	1,411	2,581
Pension assets recognised in the Financial Statements	-	-	563	-

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Mayne Group Limited Superannuation Fund $'000	Faulding Pharmaceuticals Pension Plan USA $'000
At 30 June 2003		
Dates at which the following amounts were determined:		
Market Value of Plan Assets	30 June 2002	30 June 2002
Accrued Benefits	30 June 2002	30 June 2002
Vested Benefits	30 June 2002	30 June 2002
Net Market Value of Plan Assets	61,937	864
Accrued Benefits	64,381	905
Excess/(deficiency) of Plan Assets Over Accrued Benefits	(2,444)	(41)
Vested Benefits	63,450	635
Employer Contributions Recognised in the Financial Statements	15,264	378

The 30 June 2003 comparative figures for the Mayne Group Limited Superannuation Fund have been updated to reflect the figures audited by the auditor of the Fund.

35. Director and executive disclosures

Remuneration of specified directors and specified executives by the consolidated entity

REMUNERATION POLICY

As noted in the Corporate Governance Statement, the Board Remuneration Committee is responsible for determining remuneration policy for the Company.

Following the divestment of the Logistics and Hospital businesses, Mayne has increased its focus on the global Pharmaceuticals business. The implementation of this strategy has resulted in a need to increasingly align the remuneration policy within Mayne with those of other international pharmaceutical companies.

Prior to the implementation of the current strategy, Mayne remuneration policy was based on general Australian services and industry standards.

With the present strategy, remuneration policy is being aligned with the requirements of the three global regions within which Mayne Pharma operates, to enable the attraction and retention of high performance directors and executives within those regions.

Whilst the USA, Europe and Asia/Pacific each have distinctive characteristics in the structure of executive remuneration, the major influence on international pharmaceutical remuneration policies is the USA market, due primarily to the number of major pharmaceutical organisations which are located there.

In determining appropriate remuneration levels, the Remuneration Committee obtains independent advice to maintain awareness of the level and composition of remuneration applicable in comparable companies in the Asia/Pacific, Americas and European regions. Of particular importance are the current trends in equity based remuneration for executives.

NON-EXECUTIVE DIRECTORS

The Company's Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors in respect of each year and its distribution amongst them, provided that such total

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

amount shall not exceed the maximum aggregate amount approved from time to time by shareholders in a general meeting. The present aggregate amount, which was approved by shareholders at the 2001 Annual General Meeting, is $1,000,000 a year.

The Board periodically obtains external independent advice as to the appropriate remuneration levels to remain competitive with the market. In particular, the Board seeks to position the emoluments of Non-Executive Directors at the 3rd quartile for companies of comparable size and complexity to the Company.

In May 2003, the Board resolved to discontinue the practice of entering into agreements to pay retirement allowances to Non-Executive Directors. Current Non-Executive Directors who had served on the Board for less than two years as at May 2003, and any new appointees, will not be entitled to a retirement allowance upon ceasing to hold office. Those Directors, however, now receive higher annual Directors' fees with the initial increase paid with effect from the commencement of their appointment as a Director. The initial increase was commensurate with the value of the benefits forgone based on independent actuarial advice.

Current Non-Executive Directors who had served on the Board for more than two years had previously entered into service agreements with the Company which provide a retirement allowance calculated in accordance with the formula described in the agreement previously approved by shareholders. The obligations owed to those Directors under the existing service agreements will be honoured by the Company, and accordingly their annual Directors' fees are lower than those Directors without service agreements.

In August 2003, the Board resolved that the person holding the position of Chairman of the Audit & Compliance Committee should receive an additional fee of $15,000 per annum.

In July 2004, the Board further resolved to increase directors' fees for all non-executive Directors by 10 per cent, with this change taking effect from 1 July 2004. This resulted in an increase in directors' fees for non-executive Directors with existing service agreements from $75,000 per annum to $82,500 per annum, non-executive Directors without service agreements from $100,000 per annum to $110,000 per annum, and the Chairman from $300,000 per annum to $330,000 per annum. Further, the Board resolved that the Chair of the Remuneration, Nomination and Occupational Health Safety and Environment Committees, together with the Board's representative on the Mayne Group Superannuation Fund Trustee Board, should receive an additional $10,000 per annum. Non-executive Directors do not receive additional remuneration as a member of a Board Committee. This increase in fees falls within the maximum aggregate remuneration approved by shareholders.

The Board also believes it is important for Non-Executive Directors to have share ownership in the Company to better align their interests with those of shareholders. To achieve this, the establishment of a Non-Executive Directors' Share Plan ('the Plan') was approved by shareholders at the Annual General Meeting held in November 2000. Those Directors who are not entitled to a retirement allowance must apply a minimum of 20% of their Directors' Fees in acquiring shares in the Company under the Non-Executive Directors' Share Plan. Directors who are entitled to receive a retirement allowance are required to apply a minimum of 10% of their fees in acquiring shares under the Plan. The Plan also allows Non-Executive Directors to take a higher proportion of their fees in the form of shares should they elect to do so.

A Non-Executive Director who acquires shares under the Plan generally must not transfer those shares before the earlier of the end of ten years from the date acquired or the date on which the Non-Executive Director ceases to be a Director of the Company.

At the 2000 AGM shareholder approval was obtained to purchase Shares on the Australian Stock Exchange ("ASX") or issue Shares under the Non Executive Directors Share Plan for three years from the Plan's

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

commencement. The approval to issue Shares under the Plan expired on 31 December 2003 and the Board has determined not to seek further approval from shareholders to allow for new issues in the future. No further shareholder approval is required for the purchase of Shares on-market under the Plan.

During the year, a total of 72,303 ordinary shares were purchased on the market in accordance with the Plan. No shares were issued under the Plan during the year.

Total fees paid to Non-Executive Directors (cash plus shares) are inclusive of fees in connection with attendance at Board and Board Committee meetings.

Details of the amount of each element of the emoluments of each Non-Executive Director for the year are set out in the table following.

EXECUTIVE DIRECTOR AND SPECIFIED EXECUTIVES

Group Managing Director and Chief Executive Officer

The Group Managing Director and Chief Executive Officer, Mr SB James, is the only Executive Director of Mayne Group Limited.

On 29 August 2002, the Company entered into an agreement with Mr James covering his appointment as Group Managing Director and CEO for a period of five years. If Mr James' employment is terminated by the Company, other than for specified cause, the Company must pay Mr James a lump sum separation amount equivalent to fixed annual remuneration for the unexpired portion of the agreement or two years, whichever is the lesser.

The total remuneration for Mr James currently comprises four components: -

- Fixed annual remuneration ("FAR");
- Performance based incentive remuneration through participation in the Senior Executive Short Term Incentive Plan ("SESTIP");
- Performance Share Plan; and
- Share purchase loan.

Fixed annual remuneration

The FAR comprises salary, and benefits (eg. novated vehicle lease), including applicable FBT, and is subject to annual review by the Board.

Senior Executive Short Term Incentive Plan ("SESTIP")

The SESTIP was established in 2003 to ensure that the services of key executives were secured during the crucial period of repositioning of the Mayne Group and that an appropriate (and significant) portion of total remuneration is at risk.

Such an approach to executive remuneration is consistent with practice in the international pharmaceuticals market. It is the considered view of the Board that pharmaceutical industry competitive arrangements must continue to ensure that executive capability is consistent with the future demands of the business.

The SESTIP for Mr James provides for a maximum incentive entitlement of 150% of FAR.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

At the 2003 Annual General Meeting ('AGM') shareholder approval was obtained for the acquisition of Mayne shares associated with Mr James' participation in the SESTIP.

As stated in the explanatory notes to shareholders for the 2003 AGM, consistent with Mayne's focus on the repositioning and redevelopment of business activities, the performance targets for 2003/04 were related to the achievement of budget goals and the achievement of specific milestones in the implementation of the Group strategy.

Whilst the amount awarded under the SESTIP for the year is based on the performance for the year, the incentive has a long term characteristic in that the executive is required to take a minimum of 40% of the amount awarded each year as deferred Mayne shares.

The number of shares issued under the SESTIP is determined by dividing the amount awarded as the annual incentive by the average underlying share price over a period of trading days determined by the Board.

For the year the trading period was for the five days following the announcement of the 2002/03 annual results. For subsequent years the share price for the purpose of determining the number of shares issued under the SESTIP will be the opening price on the 1st day of the SESTIP year, i.e. 1 July.

The shares are held "at risk" for three years from the date of the grant and only vest, in general, where the Executive remains employed by the Mayne Group. Shares, once vested, must be held by the executive for a period of ten years from grant or 12 months after ceasing employment with Mayne, whichever is the earlier. In this way the executive benefit is aligned to the longer term performance of the shares.

The quantum of the awards for the year 2003/2004 was approved by the Board at the July Board Meeting and consistent with ASX Best Practice the amounts awarded to the Group Managing Director and Chief Executive Officer and the Specified Executives are disclosed in the tables following. Accordingly the disclosure in the transactions table of this report contains the bonus payments made to executives for both 2002/2003 and 2003/2004 financial years. Going forward the report for each year will only contain details of remuneration that are paid or payable for the financial year being reported.

Under the terms of the SESTIP the company requires each participating executive to take a minimum of 40% of the amount awarded as shares. These shares will vest in the executive after the expiry of the three year vesting period, and shall be disclosed on a pro rata basis over three years commencing 2004/2005.

The balance of the award which the executive may elect to take as either cash or shares which are not subject to vesting is shown as the 2003/2004 bonus.

Performance Share Plan

Mr James is a participant in the Performance Share Plan which was approved by shareholders at the 2002 AGM. Under this plan, 420,000 Share Acquisition Rights ("SARs") were granted in three equal tranches (November 2002, August 2003 and August 2004), each over 140,000 performance shares.

The performance hurdles relate to cash earnings per share (cash EPS) growth over a 3-year vesting period for each tranche, coinciding with the end of the 2005, 2006 and 2007 financial years respectively. Mr James will be entitled to vest 50% of the SARS in each tranche where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant three year period. This will increase pro rata for performance above the target EPS growth figure, resulting in 100% of the SARS vesting for achieving 15% per annum average annual cash EPS growth over each three year period.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

During the first two years of the application of the plan (2001/02 and 2002/03) the performance hurdle rate was not met. Notwithstanding the level of performance for the year, the average result for the three years will not be sufficient for the first tranche to qualify for vesting, reflecting the Board philosophy that incentive reward must relate to superior performance.

Share Purchase Loan

On 23 June 2000, as approved by shareholders at the 2000 AGM, Mr James was provided with a loan of $2,197,500 to purchase 750,000 Mayne shares at market price. All dividends payable on these shares after tax, are applied to loan repayment. The loan balance at 30 June 2004 was $2,017,896. The loan is interest free and the statutory FBT interest rate is used to calculate the remuneration equivalent of the loan benefit.

The loan is repayable in full within one month of the expiry of Mr James' service agreement with Mayne.

In accordance with the provisions of the Sarbanes Oxley legislation, Mayne has since adopted a policy that no loans of any kind shall be provided by Mayne to Mayne executives.

Senior Executives

The total remuneration for senior executives is made up of fixed annual remuneration ("FAR") and performance based incentive remuneration through the Senior Executive Short Term Incentive Plan ("SESTIP"). The FAR comprises salary, company superannuation contributions and other benefits (for example, novated vehicle lease) including applicable FBT, and is subject to annual review by the Board Remuneration Committee.

The SESTIP is the same Plan as detailed above for the Group Managing Director and Chief Executive Officer, except that the maximum incentive entitlement for currently participating senior executives is 100% of FAR. Similarly, as Mayne focuses on repositioning and redevelopment of business activities the performance hurdles are related to the achievement of budget goals and milestones in the implementation of the Group strategy, with the performance targets set for each executive also including business milestones appropriate to their area of responsibility.

Prior to 2002, executives were entitled to participate in the Mayne Executive Share Option Scheme. The scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation.

There were no performance hurdles attached to the options, with exercise being subject only to time restrictions. The absence of performance hurdles was the underlying reason for the Board decision to cease the future allocation of options under the Scheme. The specified executives in this disclosure all hold Options from past allocations under the Scheme.

The reported remuneration value of the options has been calculated using the Black Scholes methodology, which is based on a range of inputs including the exercise price of the option and the time period over which the option vests. The majority of the options were allocated in 2001, at exercise prices in the range of $5 to $7.00. The final expiry date for options allocated in 2001 will be in 2005, and it would be necessary for the Mayne share price to exceed the exercise price by the final expiry date for the executives to derive any benefit from those options.

Terms and Conditions of Employment Contracts

The fixed annual remuneration and incentive arrangements outlined above are contained in the service agreement for Mr James and the individual employment contracts for the specified executives.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

On 24 June 2000, Mr James entered into a Service Agreement with Mayne for his employment with the company for a minimum term of 3 years or a total of 5 years if the parties so agreed at the end of the 2 years.

On 29 August 2002 a new agreement was entered into covering Mr James' appointment as Group Managing Director and Chief Executive Officer for a period of 5 years.

If Mr James' employment is terminated by the Company, other than for specified cause, the company must pay Mr James a lump separation amount equivalent to fixed annual remuneration for the unexpired portion of the agreement or two years, whichever is the lesser.

The employment contracts of the senior executives provide that if their employment is terminated on the grounds of redundancy, retrenchment benefits will accord with the terms of Mayne retrenchment policy, i.e. payment in lieu of notice, plus two weeks FAR for each year of service. For termination other than for retrenchment or cause the payment would be equivalent to the notice period. Contract notice periods for the specified senior executives are as follows:

Binfield, P. 6 months

Fleming, P. 6 months

Jenkins, P. 12 months

Pearce, J. 12 months

Reid, A. 12 months

Transactions with Specified Directors and Specified Executives

The following tables provide the details of all directors of the Company ("specified directors") and the five executives of the consolidated entity with the greatest authority ("specified executives"), and the details of transactions with those directors and executives in the categories of remuneration, equity instruments, loans and other transactions for the year ended 30 June 2004.

The names of the Directors of Mayne Group Limited who held office at any time during or since the end of the financial year are:

P.J. Willcox	Appointed 1 October 2002
P.C. Barnett	Appointed 28 February 1996
Dr I. D. Blackburne	Appointed 1 September 2004
Sir Ross Buckland	Appointed 25 September 2001, resigned 4 March 2004
S.B. James	Appointed 29 January 2002
S.C.H. Kay	Appointed 28 September 2001
P.E. Mason	Appointed 8 September 1992
R.M. Russell	Appointed 28 August 2001
J. Sloan	Appointed 12 December 1995

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

		Primary					Post-employment		Equity compensation			Other compensation		Total
		Salary & Fees Cash	Salary & Fees Shares	Bonus 2002-03	Bonus 2003-04 (e)	Non-monetary benefits	Super-annuation benefits	Prescribed benefits	Value of shares	Value of options	Value of SAR's	Termination benefits	Other payments (c) (d)	
Specified directors														
Non-executive														
P J Willcox (Chairman)	**2004**	240,000	60,000			938	27,000							327,938
	2003	159,337	29,288				16,973							205,598
PC Barnett (a) (b)	**2004**	78,750	8,750			94	7,875							95,469
	2003	69,375	5,625				6,750							81,750
R Buckland	**2004**	54,493	13,516			94	6,130							74,233
	2003	102,700	16,300				10,710							129,710
SHC Kay	**2004**	80,000	20,000			187	9,000							109,187
	2003	102,700	16,300				10,710						20,000	149,710
PE Mason (a)	**2004**	-	75,000			2,257	6,750							84,007
	2003	18,750	56,250				6,750							81,750
R Russell	**2004**	50,000	50,000			1,474	9,000							110,474
	2003	69,875	51,125				15,451						20,000	156,451
J Sloan (a)	**2004**	60,000	15,000			94	6,750							81,844
	2003	63,750	11,250				6,750							81,750
Executive														
SB James	**2004**	1,600,000		750,000	2,185,000	191,069					93,723		-	4,819,792
(Chief Executive Officer)	2003	1,380,682				195,322					45,333		-	1,621,337
Total all specified directors	**2004**	2,163,243	242,266	750,000	2,185,000	196,207	72,505	-	-	-	93,723		-	5,702,944
	2003	1,967,169	186,138	-	-	195,322	74,094	-	-	-	45,333		40,000	2,508,056
Specified executives														
AM Reid	**2004**	560,000	-	100,000	420,000	43,111	-	-	-	144,768	-	-		1,267,879
(President Global Services Mayne Pharma)	2003	560,000	-	225,000		9,883	-	-	-	154,857	-	-		949,740
PL Jenkins	**2004**	488,016	-	120,000	560,000	108,004	111,984	-	-	129,190	-	-		1,517,194
(Chief Development Officer)	2003	488,016	-	37,000		70,573	111,984	-	-	163,714	-	-		871,287
JW Pearce	**2004**	349,745	-	74,000	377,500	4,195	80,255	-	-	39,333	-	-		925,028
(Group General Manager Personnel)	2003	333,478	-	50,000		5,531	76,522	-	-	67,429	-	-		532,960
PA Binfield	**2004**	347,684	-	55,000	380,000	-	33,120	-	-	469	-	-		816,273
(Chief Financial Officer)	2003	-	-	-	-	-	-	-	-	-	-	-	-	-
P Fleming	**2004**	372,584	-	68,000	360,000	42,924	27,416	-		15,143	-	-		886,067
(Chief Information Officer)	2003	-	-	-	-	-	-	-	-	-	-	-	-	-
Total all specified executives	**2004**	2,118,029	-	417,000	2,097,500	198,234	252,775	-	-	328,903	-	-	-	5,412,441
	2003	1,381,494	-	312,000	-	85,987	188,506	-	-	386,000	-	-	-	2,353,987

(a) These Directors have a signed Service Agreement with the Company and are entitled to receive a retirement allowance

(b) Mr Barnett is Chair of the Audit & Compliance Committee and was entitled to an additional $15,000 fee per annum effective 1 September 2003

(c) These payments relate to fees in connection with work as the Board's representatives on the Logistics De-merger Due Diligence Committee.

(d) The Group pays insurance premiums relating to directors, executives and other employees. It is not possible to allocate these premiums to individual directors, executives or employees on a meaningful basis.

(e) The amount disclosed for 2003/04 SESTIP is the total award which includes both the deferred share and cash/elective share components. The deferred shares are held "at risk" for three years from the date of grant and only vest, in general, where the executive remains employed by the group.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Disclosures related to equity instruments

Number of shares held: Specified Directors & Executives

	Balance 1 July 2003	Received as Remuneration (2)	Net Change Other	Balance 30 June 2004
Specified Directors				
Peter John Willcox	15,403	17,914	-	33,317
Peter Charles Barnett	13,822	2,614	-	16,436
Ross Buckland(3)	26,885	4,004	-	30,889
Sarah Carolyn Kay	6,876	5,971	-	12,847
Peter Edward Mason	94,721	22,393	3,231	120,345
Rowan McRae Russell	25,504	14,929	932	41,365
Judith Sloan	18,335	4,478	-	22,813
Executive Director				
Stuart Bruce James	750,000	-	84,500	834,500(1)
Specified Executives				
Peter Lindsay Jenkins	1,033	-	-	1,033
Alan Morton Reid	-	-	-	-
Peter Fleming	-	-	-	-
Jeffrey Wayne Pearce	133	-	-	133
Paul Andrew Binfield	133	-	-	133
Total	952,845	72,303	88,663	279,311

(1) The 2004 and 2003 figures include 750,000 shares issued to SB James on 23 June 2000 pursuant to shareholder approval received at the Annual General Meeting in November 2000 details of which are referred to below. This does not include 140,000 SAR's granted to S B James on 14 November 2002 and the 140,000 SAR's granted to S B James on 29 August 2003 referred to in Note 20.

(2) These are shares purchased on-market under the Non-Executive Directors share plan referred to in Note 20.

(3) Ross Buckland resigned as a director on 4 March 2004, however he participated in the Non-Executive Directors share plan in March 2004. The closing balance of shares held is as at 31 March 2004.

Dividends:

Dividends paid by the parent entity during the year on Directors' shareholdings were $0.107 million (2003, $0.106 million).

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Number of Rights and Options held by Specified Directors & Executives

	Balance 1 July 2003	Granted as Remuneration	Net Change Other	Balance 30 June 2004	Total	Vested at 30 June 2004 Exercisable	Unexercisable
Specified Directors[(1)]							
Stuart Bruce James[(2)]	140,000	-	140,000	280,000	-		-
Specified Executives[(3)]							
Peter Lindsay Jenkins	300,000	-	-	300,000	300,000	300,000	-
Alan Morton Reid	300,000	-	-	300,000	300,000	-	300,000
Peter Fleming	150,000	-	-	150,000	150,000	-	150,000
Jeffrey Wayne Pearce	200,000	-	-	200,000	200,000	200,000	-
Paul Andrew Binfield	6,000	-	-	6,000	6,000	6,000	-
Total	956,000	-	-	956,000	956,000	506,000	450,000

(1) No options held by the specified directors during the year.

(2) These figures refer to the 140,000 SAR's granted to S B James on 14 November 2002 and the 140,000 SAR's granted to S B James on 29 August 2003 referred to in Note 20.

(3) These options were all granted during previous periods.

Loan to Director:

At the Annual General Meeting in November 2000 shareholders ratified the issue, on 23 June 2000, of 750,000 shares to SB James, at market price and financed by an interest free loan of $2.198 million. The loan to Mr James must be repaid in full by no later than the expiry date of his service agreement. If the amount outstanding at the relevant date exceeds the value of the shares issued, repayment is only required of an amount equal to the value of the shares on that date. The loan must be reduced by the after-tax amount of any dividends received in respect of the shares and by the after-tax amount of any fees received by Mr James as a result of holding a directorship (with the Company's consent) of a company outside the Mayne Group. Any proceeds of a buy-back or cancellation of the shares by the Company must first also be applied to repayment of the loan. The Company is liable for any fringe benefits tax payable in respect of the issues of shares and the loan. The notional rate of interest determined on an arms length basis would have been 6.55%. During the year, $0.041 million (2003 : $0.046 million) of the loan to Mr James was repaid. At 30 June 2004, the balance of the loan to Mr James outstanding was $2.017 million (2003: $2.058 million).

Other transactions:

Particulars of related party transactions entered into by the consolidated entity with Directors or their director related entities during the year are as follows:

(a) During the year, the parent entity has entered into:

(i) a deed of indemnity in favour of Dr I D Blackburne (who became a Director on 1 September 2003) in accordance with the terms of rules 69(a) and (b) of the Company's constitution which provide an indemnity against liabilities incurred while acting as an officer of the Company to persons (excluding the Company or its related bodies corporate) to the extent permitted by law;

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

(ii) a deed in favour of Dr I D Blackburne in accordance with the terms of rules 68 and 69(c) of the parent entity's constitution which include basically for a period of seven years after ceasing to be a Director:

- rights of access and use with respect to Board papers, minutes of Board and of Committee meetings and other related documents in connection with proceedings in which the Director may be involved, subject to reasonable limitations where issues of confidentiality or privilege arise; and
- obligations of the parent entity to arrange directors' and officers' liability insurance on terms which are reasonable having regard to various factors relating to the parent entity and the insurance market;

(b) The parent entity pays premiums in respect of directors' and officers' liability insurance. Part of the premium relates to former directors and officers of the consolidated entity.

(c) From time to time, Directors and group executives (and their personally related entities) enter into transactions with entities in the economic entity, including the use or provision of services, transactions under normal customer, supplier or employee relationships. These transactions:

(i) occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing with the director or their personally-related entity at arm's length in the same circumstances;

(ii) do not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report, or the discharge of accountability by the director or executive; and

(iii) are trivial or domestic in nature.

36. Discontinuing Operations

During the year the consolidated entity divested its Hospitals businesses in Australia and Indonesia, its corporate health management business in Australia, its Asian Consumer business and its Ethical category Drug business in Australia.

The above transactions are shown as discontinued within the Hospitals, Diagnostic Services, Consumer Brands and Pharmaceuticals segments in Note 25.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Financial Information for the discontinuing businesses is as follows:

	June 2004 $'000	June 2003 $'000
Financial performance information:		
Revenue from ordinary activities	**575,614**	2,465,106
Expenses from ordinary activities	**(538,377)**	(2,422,679)
Net interest expense	**(4,734)**	(8,173)
Profit on sale of logistics businesses	**-**	18,807
Loss on sale or closure of personal wash and sunscreens businesses	**-**	(14,208)
Loss on sale of medical consulting businesses	**-**	(1,002)
Write downs of hospitals businesses	**-**	(373,552)
Profit on sale of hospitals businesses	**504**	-
Profit from ordinary activities before tax	**33,007**	(335,701)
Tax expense	**(6,512)**	1,430
Net profit after tax	**26,495**	(334,271)
Outside equity interest	**23**	386
Net profit after tax and outside equity interest	**26,472**	(334,657)
Financial position information:		
Segment assets	**99,325**	1,096,817
Segment liabilities	**88,118**	278,475
Net assets	**11,207**	818,342
Cash flow information:		
Net cash provided by operating activities	**107,211**	86,690
Net cash provided by/(used in) investing activities	**(112,541)**	(177,143)
Net cash provided by financing activities	**-**	34,123
Net increase (decrease) in cash held	**(5,330)**	(56,330)

37. Events subsequent to reporting date

Dividends

Since the end of the financial year the directors have declared the following dividend:

Dividends	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements to the dividend	Dividend payment date
Final ordinary	6.5¢	0.0¢	6.5¢	6 September 2004	30 September 2004

Approval to market fluconazole in the US:

On 30 July 2004 Mayne Group Limited announced that it had received approval from the US Food and Drug Administration (FDA) for its Abbreviated New Drug Application for the anti-infective drug, fluconazole mini bags, in 100ml and 200ml presentations. With this approval, Mayne has started selling fluconazole in the US market. Fluconazole is used for the treatment of systemic fungal infections.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Appointment to the Board of Directors:

On 3 August 2004 Mayne Group Limited announced that Dr Ian Blackburne will join the Board of the company as a non-executive director on 1 September 2004.

Dr. Blackburne is also chairman of CSR Limited and the Australian Nuclear Science and Technology Organisation and is a director of Suncorp Metway and Teekay Shipping Corporation.

Grant of European paclitaxel patent:

On 25 August 2004 Mayne Group Limited announced that the European Patent Office has granted Mayne a patent for its formulation of paclitaxel. The patent will be effective in 17 European countries and will support the Company's position as a leading supplier of paclitaxel in Europe. Paclitaxel is used for the treatment of breast, ovarian and non-small cell lung cancer.

38. Accounting principles generally accepted in the United States (US GAAP) Disclosures

MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

The consolidated financial report of the economic entity is prepared in accordance with generally accepted accounting principles applicable in Australia ("Australian GAAP") (refer to note 1), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP").

The following is a summary of the major differences between Australian GAAP and US GAAP which provides an expansion of certain information included in the notes to the consolidated financial statements.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

The presentation of profit and loss account information under US GAAP differs from that under Australian GAAP. The following table sets out profit and loss account information, determined in accordance with Australian GAAP but presented in a US GAAP format. The most significant difference is in the separate classification of the results from discontinued operations which are separately disclosed under US GAAP.

	Consolidated		
	2004	2003	2002
	$'000	$'000	$'000
Sales revenue	**3,575,656**	3,254,300	2,354,045
Costs and expenses			
Operating expenses	**2,951,813**	2,274,098	1,080,855
Depreciation and amortisation	**134,670**	119,497	84,338
Selling, general and administrative expenses	**335,768**	883,369	1,105,103
Total costs and expenses	**3,422,251**	3,276,964	2,270,296
Net gain/(loss) on disposal of non current assets	**(4,150)**	(9,002)	4,989
Operating profit/(loss)	**149,255**	**(31,666)**	**88,738**
Interest income	**17,495**	12,020	31,914
Interest expense	**(27,489)**	(36,961)	(41,692)
Net gain on disposal of investments	**-**	620	-
Equity share of associated entities net of tax	**128**	510	(49)
Minority interest in operating (profits)/losses net of tax	**(3,691)**	(3,574)	(3,604)
Profit/(loss) from continuing operations before tax	**135,698**	(59,051)	75,307
Income tax expense	**(67,896)**	(62,455)	(23,956)
Profit/(loss) from continuing operations	**67,802**	**(121,506)**	**51,351**
Discontinued Operations			
Results from discontinued operations	**32,480**	(354,894)	128,919
Income tax attributable to discontinued operations	**(6,512)**	1,430	(6,659)
Net gain/(loss) on sale of related entities	**504**	18,807	-
Total Discontinued Operations	**26,472**	(334,657)	122,260
Net profit/(loss)	**94,274**	(456,163)	173,611

(a) Property, plant and equipment

In accordance with allowed treatment under Australian GAAP, certain property and integral plant has been revalued by the economic entity at various times. These revaluation increments have increased the carrying value of the assets and accordingly the depreciation charges have been increased above those which would be required on a historical cost basis (assuming no revaluation). For US GAAP purposes, property, plant and equipment is carried at historical cost, less applicable depreciation and impairment charges. An adjustment is made in the reconciliation between Australian and US GAAP to restate the carrying value of assets to historical cost by adjusting the effect of the revaluation increments and by reversing the additional depreciation charge.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

The above difference in accounting treatment also causes differences in reported gains and losses on the sale of property, plant and equipment. Gains and losses for Australian GAAP are based on consideration less revalued amounts net of accumulated depreciation and amortisation. For US GAAP purposes, gains and losses are determined having regard to historical cost net of accumulated depreciation and amortisation. The accumulated impact of the revaluation increment, net of applicable depreciation and amortisation, is included as income for US GAAP purposes, giving rise to an increased gain (reduced loss) on sale due to the lower carrying value of the assets under US GAAP. This difference is included as a component of the adjustment "Disposal of Hospitals Businesses."

Under Australian GAAP write downs of revalued properties to their respective fair values can be made against the asset revaluation reserve where there is a previous revaluation increment relating to that class of asset. Where there is no revaluation increment, or the devaluation exceeds previous revaluations for the class of assets, the devaluations must be made to current period income. Reversal of revaluation decrements are made on a basis consistent with the origanal devaluation. For US GAAP purposes, devaluations (impairment) are recognised in current period income and are not permitted to be reversed. In the 2002 financial year, the devaluation (impairment) of land and buildings (relating to the Hospitals business) was recognised against equity under Australian GAAP, however was recognised in current period earnings under US GAAP.

During the 2003 financial year the economic entity recognised an impairment writedown of $144.9 million in respect of land and buildings used by the Hospitals business. This impairment writedown was measured using a discounted cash flow methodology and was recognised in current period income under both Australian and US GAAP. On 30 November 2003, the Hospitals business was divested. In the reconciliation to US GAAP, the accumulated impact of the revaluation differences, net of applicable depreciation and amortisation, has been included in the gain or loss on sale of this business. Following the sale of the Hospitals business, the carrying value of property, plant and equipment under Australian GAAP does not include the effect of revaluation increments and accordingly there is no adjustment made in the reconciliation to US GAAP for the 2004 financial year other than the impact of the difference in depreciation to the date of sale.

(b) Goodwill amortisation and impairment

Under Australian GAAP, goodwill is amortised on a straight line basis over the period of time in which the benefits will be received, such period not to exceed 20 years. Goodwill is assessed on a semi annual basis for impairment.

Following the adoption of SFAS 142 "Goodwill and Other Intangible Assets" effective 1 July 2002, goodwill and other indefinite lived intangible assets are not amortised for US GAAP purposes. During the transition period, goodwill relating to acquisitions completed after 30 June 2001 was not amortised under US GAAP. The economic entity has determined its reporting units to be the same as its reportable segments, and all assets, including goodwill, have been allocated to these reporting units.

Goodwill is tested annually (as at 30 June following approval of the budgets and strategic plans) for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of its assets (recognised and unrecognised) and liabilities in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141 "Business Combinations". The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. During the 2003 financial year impairment writedowns of $131.8 million and $111 million were

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

recognised under US GAAP ($125 million and $80 million under Australian GAAP) in relation to goodwill allocated to the Hospitals and Pharmacy Services segments due to a decline in the fair value of these reporting units, as determined using a discounted cash flow methodology. The difference in impairment under Australian and US GAAP is due to the non-amortisation of goodwill under US GAAP following the adoption of SFAS 142.

The below table under (c) details the impact of adopting SFAS 142 on net income and earnings per share had it been applied at the beginning of the earliest period presented in the financial statements.

(c) Other intangible assets

Under Australian GAAP, intangible assets are amortised over their useful life. Where intangible assets are assessed as having an indefinite useful life, these intangible assets are not amortised but are subject to an annual impairment test. This is consistent with the requirements under current US GAAP.

Prior to 30 June 2002, under US GAAP the economic entity was required to amortise all intangible assets over their estimated useful life, not to exceed 40 years. To comply with this requirement, in prior periods an adjustment was made in the reconciliation to US GAAP to amortise brand names and licences (which were considered to have an indefinite life under Australian GAAP) on a straight line basis over a 40 year period.

Following the adoption of SFAS 142, intangible assets assessed as having an indefinite life are not amortised under US GAAP but are subject to an annual impairment test. As such, no GAAP difference for amortisation arises in either the 2004 or 2003 fiscal years. The adjustment in the balance sheet and equity reconciliation relates to the accumulated adjustment for amortisation that arose prior to the adoption of SFAS 142, net of the impact of the disposal or impairment of any applicable intangible assets.

During the year ended 30 June 2004, $81 million of intangible assets were acquired, of which $58.5 million will be subject to amortization under Australian and US GAAP.

The below table details the impact of adopting SFAS 142 on net income and earnings per share had it been applied at the beginning of the earliest period presented in the financial statements.

	2004 ('000)	2003 ('000)	2002 ('000)
Net income as reported per US GAAP	196,218	(475,567)	194,930
Amortisation of goodwill	-	-	19,208
Amortisation of brandnames	-	-	2,753
Adjusted net income	**196,218**	**(475,567)**	**216,891**
Basic EPS (cents)			
Reported net income	27.0	(59.5)	27.6
Amortisation of goodwill	-	-	2.7
Amortisation of brandnames	-	-	.4
Adjusted net income	27.0	(59.5)	30.7
Diluted EPS (cents)			
Reported net income	27.0	(59.5)	27.6
Amortisation of goodwill	-	-	2.7
Amortisation of brandnames	-	-	.4
Adjusted net income	27.0	(59.5)	30.7

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

(d) Deferred expenditure recognised as a period expense

Under Australian GAAP, the economic entity has capitalised certain expenditure the benefits for which will be received in future periods, refer to note 1 (p) for the applicable accounting policy. Under US GAAP, certain elements of this expenditure are not able to be carried forward to future periods and have been expensed as incurred in the GAAP reconciliation.

(e) Income Taxes

Under Australian GAAP deferred income taxes are accounted for under the income statement liability method. Under US GAAP the economic entity applies SFAS 109 "Accounting for Income Taxes" which requires a balance sheet approach to the calculation of deferred tax assets and liabilities whereby the book value of assets and liabilities is compared to their tax values.

SFAS 109 requires deferred tax amounts to be raised in respect of certain purchase price allocation adjustments made as a result of business combinations, with a deferred tax asset or liability being recognised for differences between the assigned values and the tax basis of assets and liabilities resulting from a business combination.

Under Australian GAAP, the recognition criteria for deferred tax assets related to tax losses carried forward is "virtually certain" as compared to a "more likely than not" recognition threshold for US GAAP. The definition of "more likely than not" is a level of likelihood that is more than 50 percent, which is considered a lesser recognition threshold than the "virtually certain" criteria. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

During the 2003 financial year an additional valuation allowance of $30 million was recognised on deferred tax assets related to tax losses under both Australian and US GAAP. In the 2004 financial year, due to an improvement in the performance of the business and clarification of the expected future performance following the sale of the Hospitals business, management considers that it is more likely than not that these deferred tax assets will be realised. The GAAP reconciliation contains an adjustment to recognise these deferred tax assets for US GAAP purposes, included as a component of the adjustment "Difference in application of GAAP on deferred taxes."

During the 2004 fiscal year the tax base of certain assets was reset following entry into the Australian Tax Consolidations regime. The change in the tax base of these assets has given rise to additional deferred tax liabilities under US GAAP, included as a component of the adjustment "Difference in application of GAAP on deferred taxes."

Certain acquisitions made during the 2004 fiscal year have given rise to goodwill that will be deductible in the respective tax jurisdiction. The tax deductibility of this goodwill resulted in the recognition of a deferred tax liability under US GAAP whereas under Australian GAAP, the tax benefit is recognised in current period income as it arises. This difference is included as a component of the adjustment "Difference in application of GAAP on deferred taxes."

US GAAP requires certain additional disclosures in respect of deferred tax assets and liabilities. The following sets out those disclosures.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Deferred tax reconciliation

The types of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets are comprised of the following at 30 June 2004 and 30 June 2003 reported under US GAAP:

	Consolidated	
	2004 $'000	2003 $'000
Gross deferred tax assets:		
Available operating losses (1)	**65,585**	75,479
Available capital losses (1)	**192,190**	106,693
Property, plant and equipment	**8,108**	12,364
Employee benefit provisions	**24,637**	45,789
Provision for asset write downs and contractual arrangements	**-**	55,855
Unrealised foreign exchange (gains)/losses	**4,188**	4,064
Restructuring provisions	**3,878**	8,883
Interest	**15,719**	17,688
Operating provisions	**29,678**	14,296
Other, net	**25,052**	44,129
Gross deferred tax assets	**369,035**	385,240
Valuation allowance (3)	**(187,829)**	(132,727)
Total deferred tax assets	**181,206**	252,513
Gross deferred tax liability:		
Capital gains	**12,064**	11,386
Accrued income	**42,289**	62,212
Reset of tax bases under Tax Consolidations	**7,326**	-
Amortisation of tax deductible goodwill	**3,800**	-
Other, net	**13,800**	1,003
Total deferred tax liabilities	**79,279**	**74,601**
Net deferred tax asset	**101,927**	**177,912**

(1) The gross operating and capital loss carry forwards of $859.25 million (June 2003 $607.24 million) are available indefinitely.

(2) Certain items have been reclassified/offset in comparison with the deferred tax asset/deferred tax liability disclosed in the Australian GAAP financial statements.

(3) The valuation allowance for deferred tax assets as of 30 June 2004 was $187.83 million (Australian GAAP $217.83 million). The net change in the valuation allowance for the year ended 30 June 2004 was an increase of $55.1 million, reflecting a reduction of $30 million relating to revenue losses offset by an increase of $85 million relating to realised capital losses on the sale of the Hospitals business. In 2003 the increase in the valuation allowance was $121.97 million, including an increase in the valuation allowance of $91 million relating to realised capital losses on the sale of the Logistics business and an increase of $30 million relating to revenue losses, and the increase in the 2002 year was $10.75 million.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Tax expense by jurisdiction:

The following table sets out profit before tax and current and deferred income tax by jurisdiction.

	2004 $'000	2003 $'000
Profit before tax attributable to members of Mayne (Australian GAAP)		
Domestic	135,380	(426,995)
Foreign	33,302	31,857
	168,682	395,138
Income tax (expense)/benefit		
Current		
Domestic	(63,540)	(8,592)
Foreign	(18,633)	(20,149)
	(82,173)	(28,741)
Deferred		
Domestic	5,203	(25,984)
Foreign	2,562	(6,300)
	7,765	(32,284)
Australian GAAP income tax (expense)/benefit	(74,408)	(61,025)
Tax expense associated with US GAAP adjustments		
Current - Domestic	-	-
Current - Foreign	-	-
	-	-
Deferred - Domestic	6,703	3,004
Deferred - Foreign	(3,787)	-
	2,916	3,004
Total	2,916	3,004
US GAAP income tax (expense/)benefit	(71,492)	(58,021)

Income tax expense attributable to discontinued operations determined in accordance with Australian GAAP is $6.5 million (2003: $1.4 million benefit, 2002: $6.7 million expense). Income tax expense attributable to discontinued operations determined in accordance with US GAAP is $19.8 million (2003: $0.2 million, 2002: $4.1 million benefit).

The economic entity has not recognised a deferred tax liability for the undistributed earnings of its foreign operations that arose prior to 30 June 2004 because the economic entity currently does not expect these unremitted earnings to reverse and become taxable to the economic entity in the foreseeable future. A deferred tax liability will be recognised for U.S. GAAP purposes when the economic entity is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. This deferred tax liability will be measured having regard to the various taxation treaties that exist between Australia and the domicile of the foreign operations. As of 30 June 2004 the undistributed earnings of foreign operations were approximately $126.9 million.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

(f) Minority interests

Minority interests are frequently included as part of total shareholders' equity under Australian GAAP. Under US GAAP, minority interests are reflected outside of shareholders' equity.

(g) *Australian GAAP fair value adjustments*

Under US GAAP, adjustments to the fair value of assets acquired in a business combination are only permitted to be made as part of the acquisition accounting within the allocation period, which generally cannot exceed 12 months from the acquisition date. During the 2003 financial year under Australian GAAP the economic entity has made certain fair value adjustments outside of the allocation period. As the adjustments made under Australian GAAP reflect the appropriate carrying value of the respective assets and liabilities, the adjustment to the carrying value has also been made under US GAAP, however the carrying value has been adjusted through current period earnings.

(h) Employee Entitlements

During the 2003 fiscal year there was a change in the methodology for accounting for employee entitlements under Australian GAAP. As permitted under Australian GAAP, the accumulated impact of this change in accounting policy was made against shareholders' equity with no impact on earnings. The accumulated impact of this change has been reversed for US GAAP reporting.

(i) Earnings Per Share

The calculation methodology for earnings per share under US GAAP is consistent with the calculation under Australian GAAP. Consequently, the only difference in earnings per share under Australian and US GAAP is due to the adjustments made to reconcile earnings under Australian GAAP with earnings under US GAAP.

Australian GAAP permits the disclosure of earnings per share adjusted for significant items (determined in accordance with Australian GAAP). US GAAP requires disclosure of earnings per share for continuing and discontinuing operations and does not allow earnings to be adjusted for significant items.

(j) Pension plans

Under Australian GAAP, contributions to defined contribution plans are expensed as incurred. This treatment is consistent with that required under US GAAP. The economic entity contributes to union sponsored/industry (multi-employer) defined contribution accumulation plans and has an ongoing commitment to do so under various union awards and/or workplace agreements. The amount contributed to such plans, and charged to expense, for the year ended 30 June 2004 was approximately $61.9 million (2003 $78.9 million and 2002 $66.8 million). The economic entity and its controlled entities are not parties to the administration of these funds and are generally not responsible for unfunded deficits.

Under Australian GAAP, contributions to defined benefit pension plans are expensed as incurred. Unless the entity has a present obligation to fund a deficit in the plan, or is able to realise the benefit embodied in a surplus, Australian GAAP does not require the recognition of pension plan surpluses or deficits by the entity.

Under US GAAP, the economic entity accounts for defined benefit pension plans under SFAS 87 "Employers' Accounting For Pensions" which results in net amounts of expenses (based on actuarial calculations) and the related plan surplus or deficit being recorded in the financial statements of the employer systematically over the

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

estimated working lives of the employees covered by the plans. This GAAP difference may result in a different pension expense under Australian and US GAAP, and also may result in the recognition of additional assets or liabilities under US GAAP.

The economic entity is party to one defined benefit pension plan in Australia; one defined benefit plan in USA and two defined benefit plans in Germany (acquired during 2004 following a business combination). The plans in Australia and USA are closed to new members. The Canadian and United Kingdom plans have been closed with the related projected benefit obligation and plan assets being transferred to the acquirer following the sale of the Logistics businesses in these countries. The economic entity has no remaining obligations to these plans.

The economic entity makes annual contributions to the plans. The contributions, which are equal to the amount charged as pension expense for Australian GAAP purposes, are determined on an actuarial basis.

The actuarial calculations, revised at least triennially, take account of the defined benefits set out in the plans having regard to the contributions made by the employees, estimated future increments and cost of living increases in salaries and pensions, expected investment rates on new monies and the expected returns on monies invested.

Contributions to the various plans by employees, together with specified annual returns thereon comprises vested benefits. Contributions by the economic entity together with total returns on investment in excess of those necessary to meet the requirements of the specified annual returns are non-vested until such time as a member reaches a certain number of years of service, retires or dies prior to retirement, when the defined benefit is calculated and the appropriate amount is considered vested.

A detailed level of disclosure in respect of pension plans is not presently required by Australian GAAP. The additional disclosures required by SFAS 132(R) "Employers' Disclosures About Pensions and Other Post Retirement Benefits" are set out as follows. The significant change in the projected benefit obligation and plan assets for the Australian plan are due to the sale of the Hospitals business which occurred during the 2004 financial year.

The US plan has been aggregated with the Australian plan due to the immateriality of the US plan.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Net periodic pension cost for 30 June 2004, 30 June 2003 and 30 June 2002 included the following components:

	Year ended 30 June 2004		
	Australian plan $'000	German plans $'000	Totals $'000
Service cost-benefits earned during the period	18,176	39	18,215
Interest cost on projected benefit obligation	290	45	335
Expected return on plan assets	(275)	-	(275)
Net amortisation and deferred cost	138	-	138
Settlement and curtailment losses	674	-	674
	19,003	84	19,087
Assumptions used in the accounting were:			
Discount rate	5.00%	5.75%	
Rate of increase in future salary levels	3.50%	2.00%	
Expected long-term rate of return on assets	7.00%	n/a	
Rate of increase to pensions in payment	n/a	1.50%	

	Year ended 30 June 2003		
	Australian plan $'000	Canadian plans $'000	Totals $'000
Service cost-benefits earned during the period	20,870	404	21,274
Interest cost on projected benefit obligation	9,007	340	9,347
Expected return on plan assets	(9,585)	(323)	(9,908)
Net amortisation and deferred cost	193	(175)	18
Settlement and curtailment losses	6,205	-	6,205
	26,690	246	26,936
Assumptions used in the accounting were:			
Discount rate	5.00%	7.00%	
Rate of increase in future salary levels	3.50%	4.50%	
Expected long-term rate of return on assets	7.00%	7.00%	
Rate of increase to pensions in payment	n/a	2.10%	

	Year ended 30 June 2002		
	Australian plan $'000	Canadian plans $'000	Totals $'000
Service cost-benefits earned during the period	11,163	760	11,923
Interest cost on projected benefit obligation	3,421	574	3,995
Expected return on plan assets	(4,395)	(753)	(5,148)
Net amortisation and deferred cost	(1,140)	(502)	(1,642)
Settlement and curtailment losses	-	-	-
	9,049	79	9,128
Assumptions used in the accounting were:			
Discount rate	6.00%	7.00%	
Rate of increase in future salary levels	4.00%	4.50%	
Expected long-term rate of return on assets	7.50%	7.00%	
Rate of increase to pensions in payment	n/a	2.10%	

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

The US GAAP adjustment to period income to recognise the net periodic pension cost is as follows:

	2004 $'000	2003 $'000	2002 $'000
Pension expense recognised in Australian GAAP financial statements - note 34	25,532	15,264	8,068
Pension expense recognised under SFAS 87	19,087	26,936	9,128
Adjustment for US GAAP	(6,445)	11,672	1,060

A component of the US GAAP adjustment for the 2003 year has been included in the adjustment relating to the disposal of the Logistics business.

The following tables set forth reconciliations of the change in projected benefit obligation, change in plan assets and the funded status of the plans for the periods ended 30 June 2004 and 30 June 2003 under US GAAP:

The US Plan has been aggregated with the Australian plan due to the immateriality of the US plan. The measurement date for all plans is 30 June 2004 and 2003, with the exception of the German plans which have a measurement date of 30 April 2004, being the date of acquisition.

	Year ended 30 June 2004		
	Australian plan $'000	German plans $'000	Totals $'000
Change in projected benefit obligation			
Projected benefit obligation at the beginning of the period	110,788	-	110,788
Effect of business combinations	-	4,912	4,912
Service cost	18,176	39	18,215
Interest cost	290	45	335
Employee contributions	21	-	21
Actuarial (gains)/losses	224	-	224
Benefits paid	(4,495)	(3)	(4,498)
Plan expenses	(492)	-	(492)
Tax paid	(552)	-	(552)
Plan amendments and disposal of business	(120,704)	-	(120,704)
Foreign currency exchange rates	-	(114)	(114)
Projected benefit obligation at the end of the period	3,256	4,879	8,135
Change in plan assets			
Value of plan assets at the beginning of the period	107,800	-	107,800
Actual employer contributions	4,173	3	4,176
Actual return on plan assets	1,059	-	1,059
Employee contributions	21	-	21
Benefits paid	(4,495)	(3)	(4,498)
Plan expenses	(492)	-	(492)
Tax paid	(552)	-	(552)
Plan amendments and disposal of business	(104,849)	-	(104,849)
Foreign currency exchange rates	-	-	-
Value of plan assets at the end of the period	2,665	-	2,.665

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Year ended 30 June 2004		
	Australian plan $'000	German plans $'000	Totals $'000
Reconciliation of funded status			
Funded status:	(591)	(4,879)	(5,470)
Unrecognised net (gain)/loss	49	-	49
Unrecognised prior service cost	102	-	102
Unrecognised net (asset) existing at adoption of SFAS 87	-	-	-
Effect of divestitures	-	-	
Prepaid/(accrued) pension cost	(440)	(4,879)	(5,319)

Plan assets include a mixed portfolio of investments, including fixed interest securities, Australian and overseas listed securities and real estate investments.

The accumulated benefit obligation at 30 June 2004 was $3.1 million and $4.7 million for the Australian and German plans respectively. The amount included in other comprehensive income for the additional minimum pension liability as at 30 June 2004 was $236,000 (net of tax).

	Year ended 30 June 2003		
	Australian plan $'000	Canadian plans $'000	Totals $'000
Change in projected benefit obligation			
Projected benefit obligation at the beginning of the period	63,688	8,615	72,303
Service cost	20,870	404	21,274
Interest cost	9,007	340	9,347
Employee contributions	1,100	-	1,100
Amounts received from other funds	93,361	-	93,361
Actuarial (gains)/losses	(11,218)	(1,656)	(12,874)
Benefits paid	(38,697)	(359)	(39,056)
Plan expenses	(3,011)	-	(3,011)
Tax paid	(2,644)	-	(2,644)
Effect of divestitures	-	(7,195)	(7,195)
Effect of settlements	(21,668)	-	(21,668)
Foreign currency exchange rates	-	(149)	(149)
Projected benefit obligation at the end of the period	110,788	-	110,788

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Year ended 30 June 2003		
	Australian plan $'000	Canadian plans $'000	Totals $'000
Change in plan assets			
Value of plan assets at the beginning of the period	62,968	8,346	71,314
Actual employer contributions	20,887	79	20,966
Actual return on plan assets	(3,464)	(540)	(4,004)
Employee contributions	1,100	-	1,100
amount received from other funds	93,361	-	93,361
Benefits paid	(38,697)	(359)	(39,056)
Plan expenses	(3,011)	-	(3,011)
Tax paid	(2,644)	-	(2,644)
Effect of divestitures	-	(6,338)	(6,338)
Effect of settlements	(21,670)	-	(21,670)
Adjustments	(1,030)	(773)	(1,803)
Foreign currency exchange rates	-	(415)	(415)
Value of plan assets at the end of the period	107,800	-	107,800
Reconciliation of funded status			
Funded status	(2,988)	-	(2,988)
Unrecognised net (gain)/loss	2,144	(3,649)	(1,505)
Unrecognised prior service cost	-	281	281
Unrecognised net (asset) existing at adoption of SFAS 87	(283)	(160)	(443)
Effect of divestitures	-	3,528	3,528
Prepaid/(accrued) pension cost	(1,127)	-	(1,127)

Plan assets include a mixed portfolio of investments, including fixed interest securities, Australian and overseas listed securities and real estate investments.

The accumulated benefit obligation at 30 June 2003 was $110.7 million for the Australian plan. The amount included in other comprehensive income for the additional minimum pension liability as at 30 June 2003 was $1.7 million, net of tax.

The following tables set forth the disclosure requirements of the Australian Plan. The German plan has been established as a book reserve fund. As such it has no separately identifiable assets solely attributable to the plan.

Estimated Future Benefit Payments

	$'000
Year to 30 June 2005	700
Year to 30 June 2006	600
Year to 30 June 2007	800
Year to 30 June 2008	800
Year to 30 June 2009	500
Years from 30 June 2010 - 2014	2,200

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Asset Allocation

	Target 30 June 2004	Actual 30 June 2004	Actual 30 June 2003
Equity	60%	57%	27%
Infrastructure	0%	0%	57%
Property	10%	8%	3%
Fixed Interest	20%	29%	10%
Cash	10%	6%	3%
Total	100%	100%	100%

Estimated Future Contributions

Estimated contributions for defined benefit plans during the fiscal year ending 30 June 2005 are expected to total $651,000. Employees who are members of a defined benefit plan contribute 5% of salary to the plan (some members are deemed to contribute for benefit purposes). It is anticipated that the employer will contribute an additional amount to meet part of the administration expenses in respect of accumulation members.

Expected Rate of Return on Plan Assets

The expected rate of return on plan assets is determined by weighting the long term return of each asset class by the benchmark allocation of assets to each class. The returns for each asset class are net of investment tax and investment fees.

The following table summarizes the assumptions used to determine benefit obligations at 30 June 2004.

	Australian Plan		German Plans	
	2004 %	2003 %	2004 %	2003 %
Discount rate	5.00	5.00	5.75	n/a
Rate of increase in future salary levels	4.00	5.50	2.00	n/a
Expected long term rate of return on assets	7.00	7.00	n/a	n/a

Investment Strategy

The broad investment objective for the assets supporting the defined benefits is to achieve a rate of return (after tax and investment expenses) that exceeds inflation (CPI) increase in a range of 4% to 5% per annum over rolling five year periods.

(k) Cash Flow Reconciliation

Under Australian GAAP cash flows are reconciled to cash and deposits net of bank overdrafts. For US GAAP bank overdrafts are not included in the reconciliation of cash and cash equivalents and movements in bank overdraft are reclassified as movements in borrowings as a financing activity.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

The movement in cash and cash equivalents under US GAAP are reconciled as follows:

	2004 $'000	2003 $'000	2002 $'000
Cash and cash equivalents at the beginning of the financial year per Australian GAAP	255,192	425,411	580,901
Add back bank overdrafts	-	197	71
Cash and cash equivalents at the beginning of the financial year per US GAAP	255,192	425,608	580,972
Increase/(decrease) in cash held	51,916	(157,781)	(147,036)
Adjust for cash held in escrow	(111,855)	-	-
Add back movement in bank overdrafts	19	(197)	126
Impact of exchange rates on cash held	(2,863)	(12,438)	(8,454)
Cash and cash equivalents at the end of the financial year per US GAAP	192,409	255,192	425,608

In addition, under Australian GAAP, realised foreign exchange gains are included as part of cash flows from financing activities. Under US GAAP, such gains would generally be included as part of cash flows from operating activities. Accordingly, under US GAAP, realised foreign exchange gains/(losses) of ($32.9) million, ($27.1) million, and ($60.0) million in 2004, 2003 and 2002 respectively would be reclassified from net financing cash flows to net operating cash flows.

(l) Investment securities

Under Australian GAAP, investment securities are carried at cost less any applicable impairment write-down.

For US GAAP purposes, the economic entity applies SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" in accounting for investment securities. In accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities", the economic entity classifies securities as either held to maturity, available for sale or trading. Securities are classified as "held to maturity" when the economic entity has the positive intent and ability to hold such securities to maturity, and such securities are recorded at amortised cost. The economic entity does not have any securities classified as trading or held to maturity under US GAAP.

Securities classified as "available for sale" are securities other than those classified as held to maturity or trading and are recorded at fair value, with unrealised gains and losses excluded from earnings and recorded in accumulated other comprehensive income within shareholders' equity. Securities classified as available for sale under US GAAP have been adjusted to their fair value net of tax in the accompanying reconciliation of shareholders equity according to US GAAP.

Realised gains and losses on securities classified as available for sale are recorded in earnings in the year of sale based on the specific identification of each individual security sold.

A decline in the fair value of available for sale securities below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

The economic entity does not hold securities for trading purposes.

(m) Stock compensation

Under Australian GAAP, the economic entity has not recognised any expense associated with the various equity compensation plans disclosed in Note 20.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

SFAS 123 "Accounting for Stock-Based Compensation" as amended by SFAS 148 "Accounting for Stock Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123" requires shares and options issued to employees to be measured either using the fair value method or the intrinsic value method, as set out in Accounting Principles Board Opinion 25 "Accounting for Stock issued to Employees" and its related interpretations. The economic entity applies the intrinsic value method to measure compensation cost for those instruments issued pursuant to its equity compensation plans.

In accordance with APB 25, the economic entity does not recognise any expense for options or other stock awards with an exercise price greater than or equal to the market price of the underlying share at the date of grant. Compensation expense/(expense recovery) determined in accordance with APB 25 has been disclosed in the reconciliation to profit under US GAAP and relates to the recognition of the intrinsic value of a "fixed award" over the applicable vesting period or the recognition of applicable compensation expense on a "variable award" where either the number of shares that will vest or the exercise price of those shares is not known at the time of granting the instruments.

Details of the equity compensation plans operated by the economic entity, including the number of instruments issued and the applicable exercise prices, are disclosed in Note 20.

Executive options

The following table summarises information about share options outstanding at 30 June 2004:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at 30 June 2004	Weighted average remaining contractual life (years)	Weighted average exercise prices	Number exercisable at 30 June 2004	Weighted average exercise prices
$3.37	365,000	0.60	$ 3.37	365,000	$ 3.37
$3.76	250,000	0.88	$ 3.76	250,000	$ 3.76
$3.71	100,000	0.92	$ 3.71	100,000	$ 3.71
$3.78	200,000	0.95	$ 3.78	200,000	$ 3.78
$4.48	80,000	1.13	$ 4.48	80,000	$ 4.48
$5.30	50,000	1.38	$ 5.30	-	-
$6.45	100,000	2.00	$ 6.45	-	-
$6.23	90,000	1.65	$ 6.23	-	-
$7.01	200,000	2.22	$ 7.01	-	-
$7.23	100,000	2.25	$ 7.23	-	-
$6.88	200,000	2.34	$ 6.88	-	-
$5.16	40,000	2.59	$ 5.16	-	-
$5.07	50,000	2.61	$ 5.07	-	-
$5.09	50,000	2.63	$ 5.09	-	-
$3.97	100,000	2.66	$ 3.97	-	-
$3.86	150,000	2.70	$ 3.86	-	-
$3.98	240,000	2.75	$ 3.98	-	-
$4.07	100,000	2.82	$ 4.07	-	-
$4.18	74,000	2.83	$ 4.18	-	-
$3.51	60,000	3.08	$ 3.51	-	-
$3.37 -$7.23	2,599,000	1.82	$ 4.69	995,000	$ 3.67

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Details of the equity compensation plans operated by the economic entity can be found in Note 20 to the financial report. The following summarises the econcomic entity's accounting for each of the plans under US GAAP (APB 25).

Mayne Executive Share Option Scheme ("share option scheme")

Prior to the year ended 30 June 2002, executives were entitled to participate in the share option scheme under which options were issued to executives with no performance hurdles and with an exercise price equal to Mayne's share price at the date of issue. These options vested over defined time periods. The economic entity accounts for this award as a 'fixed' plan under APB 25. No compensation expense is recognised as the intrinsic value of the options was nil at the date of issue.

Mayne Group Senior Executive Short Term Incentive Plan ("SESTIP")

Under the SESTIP, eligible senior executives must take a minimum of 40% of their annual incentive award as shares, with these shares vesting in the executive over a three year period. Executives may elect to receive a higher proportion of their incentive in shares, and any shares in excess of the minimum 40% vest immediately. The economic entity accounts for this award as a 'fixed' plan under APB 25. Compensation expense is recognised based on the pro-rata amortisation over the vesting period of the intrinsic value of the shares at the date of issue. During the 2004 year no compensation expense was recognised as no shares had been issued to eligible executives.

Mayne Employee Share Acquisition Plan ("ESAP")

In June 1999 the parent entity issued 1,596,094 shares to employees under an employee share acquisition plan ('ESAP'). The shares were issued at $5.06, being the market price at the date of issue, and this non-recourse loan is repaid through either dividends or voluntary payments made by the employees. Under the terms of the plan the shares do not vest in the employee until the full amount of the non-recourse loan is repaid, and the employees can chose to not repay the outstanding loan balance and forfeit the shares on cessation of employment. At 30 June 2004 1,378,606 shares were outstanding under the plan. The economic entity accounts for this award as a 'variable' plan under APB 25. Compensation expense is calculated each year based on the current intrinsic value of the issue. During the 2004 year the economic entity recognised compensation expense of $925,000 (2003: $2.1 million income, 2002: $3.4 million income).

On 1 November 2001, 1,800,022 shares were issued to 13,534 employees under ESAP 2 for 1cent (market price of $7.52). The economic entity accounts for this award as a 'fixed' plan under APB 25. Compensation expense is recognised based on the pro-rata amortisation over the vesting period of the intrinsic value of the shares at the date of issue. During the 2004 year the econcomic entity recognised compensation expense of $4.49 million (2003: $4.49 million, 2002: $4.49 million).

Performance Share Plan

Under the performance share plan, the Chief Executive Officer has been granted 420,000 share aquisition rights over 420,000 ordinary shares for no consideration. These rights are issued in tranches of 140,000 SARs on 12 November 2002, 29 August 2003 and 29 August 2004. The SARs vest in the Chief Executive Officer only on achievement of specified performance hurdles. The economic entity accounts for the issue of SARs as a 'variable' plan under APB 25. Compensation expense is calculated each year based on the current intrinsic value of the issue and no compensation expense is recognised for SARs that ultimately do not vest in the Chief Executive Officer. During the 2004 year the economic entity recognised compensation expense of $93,000 (2003 $383,600).

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

Shares issued to executives

In June 2000 the parent entity issued 2,750,000 shares to certain executives at market price financed by limited recourse interest free loans. The economic entity accounts for this award as a 'variable' plan under APB 25. Compensation expense is calculated each year based on the current intrinsic value of the issue. At 30 June 2004 750,000 shares remain outstanding (2,000,000 shares were originally issued to an executive who is no longer employed by the economic entity). During the 2004 year the economic entity recognised compensation expense of $502,000 (2003: $2.8 million income, 2002 $6.3 million income).

The total stock compensation expense calculated under APB25 for the 2004 year was $6,010,000 (2003: income (expense recovery) $58,000, 2002: income (expense recovery) $5,269,000).

Had the economic entity elected to recognise compensation cost based on fair value of the stock instruments at the date of grant under SFAS 123, as amended by SFAS 148, such costs would have been recognised over the vesting period of the underlying instruments (refer Note 20 for applicable vesting periods) and the economic entity's net income (loss) and net income (loss) per share would have changed to the pro forma amounts indicated in the table below.

		2004 $'000	2003 $'000	2002 $'000
Net Income/(loss)	According to US GAAP	**196,218**	(475,567)	194,930
	Add back APB 25 compensation	**6,010**	(58)	(5,269)
	Deduct SFAS 123 compensation	**(6,626)**	(7,610)	(8,373)
	Pro forma	**195,602**	(483,235)	181,288
Basic earnings per share	As reported	**27.0**	(59.5)	27.6
	Pro forma	**26.9**	(60.4)	25.7
Diluted earnings per share	As reported	**27.0**	(59.5)	27.5
	Pro forma	**26.9**	(60.4)	25.6

The fair value of each share grant is estimated on the date of issue using the Black-Scholes option pricing model with the following assumptions.

	2004	2003	2002
Weighted average risk free interest rates	5.86%	5.42%	5.19%
Dividend yield	1.92%	3.10%	2.20%
Expected lives	2.84 years	4.0 years	2.8 years
Volatility	43%	33%	33%

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

A roll forward of option activity pursuant to the economic entity's option plans for fiscal 2004, 2003 and 2002 is as follows:

	2004		2003		2002	
	Options	Weighted average exercise prices	Options	Weighted average exercise prices	Options	Weighted average exercise prices
Outstanding at beginning of year	4,915,000	$ 4.99	6,024,000	$ 4.99	6,494,000	$ 4.83
Granted	-	na	134,000	$ 3.88	1,975,000	$ 5.93
Exercised	(140,000)	$ 3.37	(6,000)	$ 3.37	(1,841,000)	$ 5.24
Forfeited	(2,176,000)	$ 5.00	(1,237,000)	$ 5.67	(604,000)	$ 5.02
Outstanding at end of year	2,599,000	$ 4.69	4,915,000	$ 4.79	6,024,000	$ 4.99
Options exercisable at year end	995,000	$ 3.67	776,000	$ 5.22	859,000	$ 5.85
Weighted average fair value of options granted during the year		na		$ 1.07		$ 1.77

(n) Accounting for derivative instruments and hedging activities

As detailed in Note 24, the economic entity uses derivative instruments, principally interest rate swaps and foreign exchange swaps and forward contracts, as a component of its risk management strategy. The economic entity does not use derivative instruments for trading purposes.

Under Australian GAAP, where derivative financial instruments are considered to be hedging instruments, they are accounted for on a basis consistent with the hedged item.

Under US GAAP, the economic entity accounts for derivative instruments in accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended). SFAS 133 requires that all derivative instruments be recorded on the statement of financial position at their fair values, and changes in fair value are recognised immediately in earnings, unless the derivatives qualify as cash-flow hedges.

If designated as a fair value hedge, changes in the derivative's fair value are recorded in the statement of financial performance and the hedged item is marked to market for changes in fair value attributable to the risk being hedged. If designated as a cash flow hedge, changes in the fair value of the derivative instrument will be reported in other comprehensive income to the extent that the hedge relationship is effective. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges, together with movements in the fair value of derivatives not designated as hedging instruments, is recognised in current period earnings.

The economic entity is exposed to interest rate risk and foreign exchange risk associated with underlying assets and liabilities. To hedge these exposures, which relate primarily to long term borrowings in United States Dollars and to assets held by self sustaining foreign affiliates, the economic entity uses derivative financial instruments to mitigate or eliminate those risks. The difference between the accounting treatment under Australian and US GAAP detailed above affects only the pattern and timing of non-cash accounting recognition of gains and losses on derivative instruments and does not change the economic benefits of using these instruments to manage risk.

Further information on the economic entity's risk management policies and use of derivative instruments can be found in note 24 to the financial statements.

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

A reconciliation of current period changes under US GAAP, net of applicable income taxes, in the separate components of shareholders' equity follows:

	Retained Earnings	Other Comprehensive Income	Equity (net of tax)	Equity (before tax)
Balance as at 30 June 2001	2,203	(521)	1,682	2,407
Current period increase/(decline) in fair value	(586)	(489)	(1,075)	(1,536)
Reclassifications to earnings	(192)	192	-	-
Balance as at 30 June 2002	1,425	(818)	607	871
Current period increase/(decline) in fair value	(2,163)	(784)	(2,947)	(4,210)
Reclassifications to earnings	(328)	328	-	-
Balance as at 30 June 2003	(1,066)	(1,274)	(2,340)	(3,339)
Current period increase/(decline) in fair value	4,534	-	4,534	6,474
Reclassifications to earnings	(1,274)	1,274	-	-
Balance as at 30 June 2004	2,194	-	2,194	3,135

Additional disclosures required by SFAS 133 are provided in the following paragraphs.

Hedges of Future Cash Flows

The ineffective portion of changes in fair values of hedge positions, reported in current period earnings, amounted to nil, net of income taxes, for the 2004 fiscal year (2003: nil, 2002: nil). There were no amounts excluded from the measure of effectiveness. The amount to be reclassified from equity to earnings in the next 12 months is not able to be determined in advance as market conditions will impact the amounts. Based on fair values of the cash flow hedge positions at 30 June 2004, nil (2003: $1.3 million, 2002 $74,000) net of income taxes will be reclassified during the next financial year. At 30 June 2004, the economic entity has no derivatives classified as cashflow hedges under US GAAP.

Hedges of Recognized Assets, Liabilities and Firm Commitments

The ineffective portion of changes in fair values of hedged positions, reported in current period earnings, amounted to $1.6 million, net of income taxes (2003: $1.6 million, 2002: $1.66 million). The amount is included in adjustment (n) in the reconciliation of profit calculated in accordance with US GAAP. There were no amounts excluded from the measure of effectiveness.

Hedges of Net Investments in Foreign Operations

The ineffective portion of changes in fair values of hedged positions, reported in current period earnings, amounted to $nil net of income taxes (2003; nil, 2002: nil). The amount is included in adjustment (n) in the reconciliation of profit calculated in accordance with US GAAP. There were no amounts excluded from the measure of effectiveness.

Derivatives not designated as hedges

Derivatives not designated as hedges primarily consist of interest rate swaps which, while mitigating economic risks to which the economic entity is exposed, do not qualify for hedge accounting under SFAS 133. Movements in the fair value of these derivatives are included within the adjustment in note(n).

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

(o) Operating lease commitments

Operating lease commitments disclosed in accordance with the requirements of SFAS 13 "Accounting for Leases":

	2004 $'000	2003 $'000	2002 $'000
Property			
Within 1 year	**56,347**	59,010	81,297
Later than 1 and less than 2 years	**44,209**	40,706	66,979
Later than 2 and less than 3 years	**35,139**	36,542	55,165
Later than 3 and less than 4 years	**26,430**	29,862	44,351
Later than 4 and less than 5 years	**20,359**	25,431	35,460
Later than 5 years	**47,387**	114,866	211,043
	229,871	306,417	494,295
Plant and equipment			
Within 1 year	**14,999**	15,495	29,131
Later than 1 and less than 2 years	**8,226**	11,891	20,315
Later than 2 and less than 3 years	**3,655**	7,340	12,969
Later than 3 and less than 4 years	**1,591**	4,705	6,934
Later than 4 and less than 5 years	**255**	1,692	4,867
Later than 5 years	**5**	2,720	7,682
	28,731	43,843	81,898
Total operating lease commitments	**258,602**	350,260	576,193

(p) Statement of comprehensive income

Under US GAAP, SFAS 130, "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. Comprehensive income for the periods ended 30 June 2004, 30 June 2003 and 30 June 2002 and accumulated other comprehensive income as at 30 June 2004, 30 June 2003 and 30 June 2002 are included in the US GAAP reconciliation set out on page 93.

Australian GAAP does not require the above disclosure.

(q) Loan to employees

Refer to note 38(m) for a discussion of stock compensation plans, including those plans where interest free loans were made to employees and executives, and an analysis of the differences between Australian and US GAAP.

Under Australian GAAP, loans to employees and executives are classified as receivables (refer Note 12).

Under US GAAP, the loans to employees and executives should be classified as a reduction in shareholders' equity. The difference in treatment has been adjusted in the US GAAP reconciliation of assets and shareholders' equity.

(r) Impairment

During the 2002 fiscal year the economic entity recognised an impairment write-down of property, plant and equipment within the Hospital business. For Australian GAAP the impairment write-down was determined on an

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

undiscounted basis. For US GAAP the impairment write-down was measured using discounted cash flows and consequently an additional impairment charge was recognised under US GAAP. These assets were disposed of by the economic entity as part of the sale of the Hospitals business during the 2004 financial year.

In the 2003 fiscal year impairment write-downs were recognised under Australian and US GAAP in relation to goodwill ($125.1 million) and property, plant and equipment ($144.9 million) within the Hospital business and goodwill ($80 million) in the Pharmacy Services business. For both Australian and US GAAP purposes the impairment write-down was measured using discounted cash flows.

Due to differences in the carrying value of goodwill under US GAAP when compared to Australian GAAP, primarily due to the non-amortisation of goodwill for US GAAP purposes following the adoption of SFAS 142, an additional impairment charge of $37.7 million was recognised under US GAAP in the 2003 fiscal year (refer to note 38(b)).

There were no impairment write-downs recognised for either Australian or US GAAP purposes in the 2004 financial year.

(s) Securitisation of rental income

During the 1999 year, under Australian GAAP the economic entity recognised income from the sale of its right to a rental stream and wrote-off the written down value of the non-current asset from which this rental stream is derived.

For US GAAP purposes the sale of the future revenues was treated as a financing transaction. The relevant non-current asset was reinstated in the balance sheet at its original written down value and depreciated over its economic useful life, also being 20 years. The rental income was also recognised over the life of the agreement.

The securitised rental income relates to the divested hospitals business, and following the sale of this business in the 2004 fiscal year, the assets and corresponding liabilities have now been included in the calculation of the net gain on disposal of this business under US GAAP (refer note 38(z)). The current year adjustment represents amortisation to the date of sale.

(t) Gain recognised on exchange of assets for a controlling equity interest

During the 1999 year the economic entity exchanged assets for a controlling interest in MPG Logistics Pty Ltd. Under Australian GAAP, no profit was recognised on this transaction.

Under US GAAP a gain and a corresponding increase in goodwill was recognised on this exchange of assets for a controlling equity interest.

Prior to 1 July 2002 the additional US GAAP goodwill was amortised over its useful life. Following the adoption of SFAS 142 this goodwill was no longer amortised for US GAAP. During the 2003 fiscal year the Logistics business was divested and the carrying value of the additional goodwill was adjusted against the disposal of Logistics businesses in the GAAP reconciliation.

(u) Provisions for onerous contracts

Under Australian GAAP, a provision is required to be recognised where an entity is party to an onerous contract. The provision recognised is the amount by which the present value of the obligations under the contract exceed

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

the present value of the economic benefits to be received. During prior financial periods the economic entity recognised a provision for certain onerous contracts.

Under US GAAP, provisions for onerous contracts are not recognised. The initial recognition of the provisions was reversed in the GAAP reconciliation and costs incurred where charged to income as incurred under US GAAP.

Following the sale of the Hospitals business, the economic entity has no onerous contract provisions recognised under Australian GAAP.

(v) Provisions for restructuring

During the 2001 fiscal year the economic entity recognised provisions for restructuring in accordance with Australian GAAP which did not meet the criteria for recognition under US GAAP. These provisions were reversed and the expenses recognised as incurred under US GAAP.

As at 30 June 2003 these provisions had largely been utilised and consequently no further adjustment was required in the GAAP reconciliation.

Following the adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", the requirements for recognition of a restructuring provision under Australian and US GAAP is now substantially consistent.

(w) Business combinations

For US GAAP purposes, the economic entity has applied SFAS 141 "Business Combinations" which is substantially consistent with the requirements of Australian GAAP.

Material business combination in the prior years

On 2 October 2001, the economic entity acquired 100% of the issued share capital of FH Faulding & Co Ltd ("Faulding") and the results of Faulding's operations have been included in the consolidated financial statements since that date. Faulding is a global manufacturer and distributor of pharmaceutical products. The aggregate purchase price was A$2,354,914,796, including A$243,142,238 of cash and 360,986,762 Mayne shares issued at a market price of $5.85. Under Australian GAAP, the value of the shares was determined by way of reference to the market price at the date of announcing the offer.

Under US GAAP shares issued in connection with a business combination are valued based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. Because the terms of the Faulding acquisition were agreed to after the date of the economic entity's offer, the increase in share price through the date that the terms were agreed and announced resulted in higher purchase consideration, which has been allocated to goodwill for US GAAP purposes. The increase in goodwill resulting from this GAAP difference has been adjusted in the GAAP reconciliation (note 38(o))and has also been subject to an annual impairment test as required by SFAS 142.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

The following table summarises the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Fair Value of Faulding's Net Assets Acquired (A$'000)
Current assets	997,624
Property plant and equipment	351,195
Intangible assets	127,916
Other non current assets	747,863
Goodwill	1,019,936
Total assets acquired	**3,244,534**
Current liabilities	(367,482)
Long-term debt	(522,137)
Total liabilities assumed	**(889,619)**
Net assets acquired	**2,354,915**

Of the A$127,916,000 of intangible assets acquired, A$108,492,000 was assigned to brand names that are not subject to amortisation as they have been determined to have an indefinite life pursuant to SFAS 141 and accordingly are not amortised but are subject to an annual impairment assessment. The remaining A$19,424,000 of acquired intangible assets have a weighted average useful life of 5 years. The intangible assets that make up that amount include patents and rights of A$19,424,000 (5 year weighted average useful life).

Operating result of Mayne had the acquisition of Faulding occurred on 1 July 2001

The unaudited pro forma financial information reflects the difference in depreciation and amortisation expense caused by any variation between the fair value attributed by Mayne to the assets acquired, and the carrying amount of these assets in the accounts of Faulding.

The unaudited pro forma net income reported below is determined in accordance with Australian GAAP and includes A$73,122,000 in relation to Faulding in 2002.

	Year ended 30 June 2002 (unaudited) (A$'000)
Revenue	5,627,374
Income before extraordinary items and the cumulative effect of accounting changes	190,992
Net Income	190,992
EPS	23.7 cents

The following acquisitions were also undertaken during the fiscal years indicated. Whilst of strategic importance to the economic entity, these acquisitions are considered to be both immaterial individually and in the aggregate for the purposes of the disclosure requirements of SFAS 141.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

2004 financial year

Acquisition of Wasserburger

- On 30 April 2004, Wasserburger Arzneimittelwerk Dr. Madaus GmbH, a pharmaceutical manufacturing business was acquired for consideration of $47.3 million.

Acquisition of Gippsland Pathology Services ("GPS")

- On 1 July 2003 Mayne acquired 68% of the issued capital of GPS for consideration of $14.0 million. This resulted in a 100% ownership interest.

During the year other pharmaceutical and imaging assets were acquired for consideration of $298.8 million.

Goodwill recognised in these transactions amounted to $286.3 million, of which $268.8 million will be deductible for tax purposes. Goodwill was assigned to the Imaging, Pathology and Pharmaceuticals segments in the amounts of $3.2 million, $14.3 million, and $268.8 million respectively.

2003 financial year

Acquisition of diagnostic imaging assets

- On 8th February 2003 it was announced that Mayne acquired 10 radiology sites from Pacific Healthcare for an enterprise value of $43.0 million.

Acquisition of Queensland Diagnostic Imaging ("QDI")

- On 21st May 2003 it was announced that Mayne acquired QDI for an enterprise value of $90.7 million.

Acquisition of Queensland Medical Laboratory ("QML")

- On 26 June 2002 it was announced that Mayne would acquire QML for an enterprise value of A$260.3 million.
- QML is Queensland's leading pathology services provider employing 37 pathologists and 1,900 staff operating 27 laboratories and 149 collection centres in Queensland, northern New South Wales and the Northern Territory.
- The acquisition was completed in September 2002.

Goodwill recognised in these transactions amounted to A$322,088,000, and that amount is not deductible for tax purposes. Goodwill was assigned to the Diagnostic Imaging, Pathology, and Medical Centres segments in the amounts of A$125,707,820, A$186,822,378, and A$9,557,810 respectively.

2002 financial year

In the financial year ended 30 June 2002, Mayne Group Limited acquired the following diagnostic imaging and medical centres for a total consideration of A$13,050,000, which was paid primarily in cash:

- Melbourne Ultrasound for Women
- 7 Medical Centres

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

The operations of each of these businesses are based in Australia.

(x) Recent changes in US GAAP

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (revised December 2003). This Interpretation requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity's activities via voting rights or similar rights. This Interpretation applies to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For companies with a variable interest in a variable interest entity created before February 1, 2003, this Interpretation applies to the economic entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation did not have a material effect on the economic entity's financial statements.

(y) Disposal of Logistics Businesses

Effective December 2002, Mayne disposed of its Logistics Businesses—refer to Note 36 for the results of the discontinuing operations for the period of operation as determined under Australian GAAP. The table below reconciles the result from discontinuing operations determined under Australian GAAP with that determined under US GAAP.

Under US GAAP the carrying value of certain assets and liabilities differed from that determined under Australian GAAP due to the accumulated impact of the GAAP differences discussed throughout Note 38.

Consequently, the gain on disposal of the Logistics business in the 2003 fiscal year was different between US and Australian GAAP.

(z) Disposal of Hospitals Businesses

Effective 30 November 2003, Mayne disposed of its Hospitals Business - refer to Note 36 for the results of the discontinuing operations for the period of operation as determined under Australian GAAP. The table below reconciles the result from discontinuing operations determined under Australian GAAP with that determined under US GAAP.

Under US GAAP the carrying value of certain assets and liabilities differed from that determined under Australian GAAP due to the accumulated impact of the GAAP differences discussed throughout Note 38.

Consequently, the gain on disposal of Hospitals in the 2004 fiscal year was different between US and Australian GAAP.

The following table sets out the US GAAP differences attributable to discontinued operations.

	Note	**2004** **$'000**	2003 $'000	2002 $'000
Result from discontinued operations under Australian GAAP, net of tax		**26,472**	**(334,657)**	**122,260**
Add back/(deduct) applicable US GAAP differences:				
Adjustments due to revaluation of assets	(a)	-	-	(8,030)

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Note	**2004 $'000**	2003 $'000	2002 $'000
Depreciation charged on difference between revalued amount and historical cost of buildings	(a)	**120**	832	347
Adjustments for amortisation of goodwill	(b)	-	13,806	406
Impairment of assets	(r)	-	(6,756)	(3,475)
Net adjustment on deferral of securitised income stream and re-instatement of related asset	(s)	**118**	282	282
Adjustment on exchange of assets for a controlling equity interest	(t)	-	-	(1,128)
Provisions	(u)	-	1,182	(10,745)
Restructuring	(v)	-	(258)	(4,956)
Disposal of Logistics businesses	(y)	-	(30,321)	-
Disposal of Hospitals businesses	(z)	**14,851**	-	-
Difference in US GAAP taxation	(e)	**(12,575)**	(1,564)	10,838
Result from discontinued operations under US GAAP, net of tax		**28,986**	(357,454)	105,799

Disclosures relating to financial facilities

US GAAP requires the following additional disclosures relating to financial facilities.

A $500 million Facility Agreement

Mayne has in place an A$500 million syndicated loan/multi currency cash advance facility. Subject to certain restrictions, the facility is available for drawing in Australian dollars, US dollars, Euros and British Pounds. The interest rate is variable, based on LIBOR or other benchmark rates depending on the borrowed currency.

The facility agreement contains representations and warranties and undertakings which are customary for a facility of this nature. They include financial covenants, a negative pledge, and prohibitions on disposal of assets. Circumstances that constitute events of default include non payment of principal or interest, failure to comply with financial covenants, insolvency, default on indebtedness of A$10 million or more, expropriation affecting assets of the company or any subsidiary with a value greater than A$5 million, any event having a material adverse effect and litigation or other proceedings.

Bilateral Facility Agreement

Mayne also has in place an A$30 million revolving cash advance bilateral facility. The facility agreement contains representations and warranties and undertakings which are customary for a facility of this nature and which largely mirror those contained in the A$500 million facility agreement disclosed above.

US$350 million 6.25% Notes due 2006

The notes were issued under an indenture between Mayne and Marine Midland Bank. Covenants in the indenture include limitation on liens, limitation on sale and lease back transactions and restrictions on entering into certain business combination transactions.

Presentation of unconsolidated financial statements

Financial statements prepared in accordance with Australian GAAP and the Corporations Act of 2001 may include separate comparative financial statements of the parent company presented on a non-consolidated basis.

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

These parent company statements are presented along with the primary consolidated financial statements. Furthermore, footnote disclosure related to all individual accounts of such parent only statements are not required under Australian GAAP.

Under US GAAP, SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries", precluded the use of parent company financial statements prepared for issuance to stockholders as the financial statements of the primary reporting entity.

The following tables reconcile consolidated net income, total assets and shareholders' equity, all determined in accordance with Australian GAAP, to the respective amounts determined in accordance with US GAAP.

Reconciliation to US GAAP				
Consolidated Profit and Loss Statements				
Net profit/(loss) reported using Australian GAAP		**94,274**	(456,163)	173,611
Add back / (deduct) from the net profit / (loss):				
Adjustments due to revaluation of assets	(a)	**-**	-	(8,030)
Depreciation charged on difference between revalued amount and historical cost of buildings	(a)	**120**	832	347
Adjustments for amortisation of goodwill	(b)	**78,629**	89,311	47,704
Amortisation of brand names and licences	(c)	**-**	-	(2,753)
Deferred expenditure recognised as a period expense	(d)	**221**	-	1,144
Accrued pension cost, including effect of settlement and curtailment gains/(losses)	(j)	**6,445**	(5,467)	(1,060)
Stock compensation	(m)	**(6,010)**	58	5,269
Adjustments due to the application of SFAS 133	(n)	**4,654**	(3,554)	(1,113)
Impairment of assets	(r)	**-**	(37,770)	(3,475)
Net adjustment on deferral of securitised income stream and reinstatement of related asset	(s)	**118**	282	282
Adjustment on exchange of assets for a controlling equity interest	(t)	**-**	-	(1,128)
Provisions	(u)	**-**	1,182	(10,745)
Restructuring	(v)	**-**	(258)	(16,270)
Disposal of Logistics Businesses	(y)	**-**	(30,321)	-
Disposal of Hospitals Businesses	(z)	**14,851**	-	-
Fair value adjustments	(g)	**-**	(36,703)	-
Difference in application of GAAP on deferred taxes	(e)	**18,887**	-	-
Tax effect of GAAP and above adjustments, net	(e)	**(15,971)**	3,004	11,147
Net income/(loss) according to US GAAP		**196,218**	(475,567)	194,930

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Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Note	**2004 $'000**	2003 $'000	2002 $'000
Other comprehensive income, net of taxes (1):				
Movement in the foreign currency translation reserve		**16,267**	(27,611)	16,478
Adjustments due to the application of SFAS 115	(l)	**(846)**	-	-
Adjustments due to the application of SFAS 133	(n)	**1,274**	(456)	(296)
Adjustments due to the application of SFAS 87	(j)	**1,497**	1,986	(3,719)
Comprehensive income/(loss) according to US GAAP	(p)	**219,221**	(501,648)	207,393
Accumulated other comprehensive income balances:				
Foreign currency translation reserve		**(27,092)**	(43,359)	(15,748)
Adjustments due to the application of SFAS 115	(l)	**(846)**	-	-
Adjustments due to the application of SFAS 133	(n)	**-**	(1,274)	(818)
Adjustments due to the application of SFAS 87	(j)	**(236)**	(1,733)	(3,719)
Total accumulated other comprehensive income	(p)	**(28,174)**	(46,366)	(20,285)
(1) Income tax (expense) allocated to foreign currency movements		(8,379)	(4,399)	(14,373)
(1) Income tax benefit allocated to SFAS 115		362	-	-
(1) Income tax (expense)/benefit allocated to SFAS 133		(546)	195	127
(1) Income tax (expense)/benefit allocated to SFAS 87		(101)	(743)	1,954
Basic and diluted earnings per share according to US GAAP (Australian cents):				
Basic earnings per ordinary share:				
Continuing operations income		167,232	(118,113)	89,131
Continuing operations earnings per ordinary share		23.0	(14.8)	12.6
Discontinuing Operations income		28,986	(357,454)	105,799
Discontinuing operations earnings per ordinary share		4.0	(44.7)	15.0
Total earnings per share		**27.0**	**(59.5)**	**27.6**
Number of shares used in calculation (2)		726,841,704	799,835,032	706,627,202
Diluted earnings per ordinary share:				
Continuing operations income		167,232	(118,113)	89,131
Continuing operations diluted earnings per ordinary share		23.0	(14.8)	12.6
Discontinuing Operations income		28,986	(357,454)	105,799
Discontinuing operations diluted earnings per ordinary share		4.0	(44.7)	14.9
Total earnings per share		**27.0**	**(59.5)**	**27.5**
Number of shares used in calculation (3)		726,841,704	799,835,032	707,862,121

(2) Based on weighted average shares outstanding

(3) Based on weighted average shares outstanding, adjusted for the dilutive impact of potential ordinary shares (refer Note 6)

Table of Contents

Notes to financial statements

for the financial year ended 30 June 2004 *(continued)*

	Note	**2004 $'000**	2003 $'000
Consolidated Balance Sheets			
Total Assets reported using Australian GAAP		**4,122,386**	4,658,555
Add back / (deduct) from total assets:			
Revaluation surplus of land and buildings	(a)	**-**	(30,669)
Adjustment for provision for depreciation on buildings revalued	(a)	**-**	2,674
Amortisation of brand names and licences	(c)	**(15,928)**	(16,078)
Recognition of deferred tax asset on tax losses	(e)	**30,000**	-
Adjustments due to the application of SFAS 133	(n)	**37,279**	65,220
Adjustment for amortisation of goodwill	(b)	**249,449**	177,089
Deferred expenditure recognised as a period expense	(d)	**(1,194)**	(2,792)
Loan to employees and executives offset to equity	(q)	**(5,251)**	(5,729)
Net adjustment on deferral of securitised income stream and reinstatement of related asset	(s)	**-**	69,240
Adjustments due to the application of SFAS 115	(l)	**(846)**	-
Restructuring	(v)	**-**	(1,868)
Total Assets according to US GAAP		**4,415,895**	4,915,642
Shareholders' Equity at Year End			
Shareholders' Equity reported using Australian GAAP		**2,520,672**	2,987,792
Add back / (deduct from shareholders' equity:			
Adjustment for change in employee entitlements	(h)	**1,736**	1,736
Adjustment relating to outside equity interests	(g)	**(3,069)**	(4,320)
Elimination of revaluation surplus of land and buildings (net of revaluation increments on disposals)	(a)	**-**	(30,669)
Cumulative adjustment for provision for depreciation on buildings revalued	(a)	**-**	2,674
Cumulative adjustment for amortisation of brand names and licences	(c)	**(15,928)**	(16,078)
Adjustment required to recognise US GAAP pension liability	(j)	**(440)**	(8,483)
Adjustments due to the application of SFAS 133	(n)	**3,135**	(3,339)
Cumulative adjustment for amortisation of goodwill	(b)	**249,449**	177,089
Deferred expenditure recognised as a period expense	(d)	**(1,194)**	(2,792)
Loan to employees and executives offset to equity	(q)	**(5,251)**	(5,729)
Net adjustment on deferral of securitised income stream and reinstatement of related asset	(s)	**-**	(4,096)
Adjustments due to the application of SFAS 115	(l)	**(1,209)**	-
Restructuring	(v)	**-**	(2,791)
Difference in application of GAAP on deferred taxes	(e)	**18,887**	-
Tax effect of GAAP and above adjustments, net	(e)	**4,693**	20,945
Total Shareholders' Equity according to US GAAP		**2,771,481**	3,111,939

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members and board of directors of Mayne Group Limited:

We have audited the accompanying consolidated statements of financial position of Mayne Group Limited and its subsidiary companies (the "Group") as of 30 June 2004 and 2003 on the related consolidated statements of financial performance and cash flows for each of the years in the three year period ended 30 June 2004, all expressed in Australian dollars. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at 30 June 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended 30 June 2004, in conformity with generally accepted accounting principles in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 38 to the financial statements.

KPMG
Chartered Accountants

Melbourne, Australia
10 September, 2004

EX-1.1 2 dex11.htm CONSTITUTION OF MAYNE GROUP LIMITED

Exhibit 1.1

Constitution

Mayne Group Limited
ABN 56 004 073 410

(including amendments to November 2004)

Freehills

101 Collins Street Melbourne Victoria 3000 Australia
Telephone +61 3 9288 1234 Facsimile +61 3 9288 1567
www.freehills.com DX 240 Melbourne

SYDNEY MELBOURNE PERTH BRISBANE HANOI HO CHI MINH CITY SINGAPORE
Correspondent Offices JAKARTA KUALA LUMPUR

MAYNE GROUP LIMITED

ABN 56 004 073 410

A public company limited by shares

CONSTITUTION

Preliminary

1 Definitions and interpretation

(a) In this constitution:

ASTC Settlement Rules means the operating rules of ASX Settlement and Transfer Corporation Pty Limited and, to the extent that they are applicable, the operating rules of the Exchange and the operating rules of Australian Clearing House Pty Limited;

business day has the meaning given to that term in the Listing Rules;

Exchange means Australian Stock Exchange Limited or such other body corporate that is declared by the directors to be the company's primary stock exchange for the purposes of this definition;

joint account means an account of which there are 2 or more joint account holders;

joint account holder means a person whose name is one of the names in which a joint account is held;

Law means the Corporations Act 2001 (Cth);

Listing Rules means the listing rules of the Exchange as they apply to the company;

proper ASTC transfer has the meaning given to that term in the Corporations Regulations 2001 (Cth);

record time means:

(1) in the case of a meeting for which the caller of the meeting has decided, under the Law, that shares are to be taken to be held by the persons who held them at a specified time before the meeting, the specified time; and

(2) in any other case, the time of the relevant meeting;

representative, in relation to a member which is a body corporate and in relation to a meeting, means a person authorised by the body corporate in accordance with the Law (or a corresponding previous law) to act as its representative at that meeting;

seal means any common seal, duplicate seal, share seal or certificate seal of the company;

sole account holder means a person whose name is the sole name in which an account is held;

transmission event means:

(1) for a member who is an individual:

(A) the member's death;

(B) the member's bankruptcy; or

(C) the member becoming of unsound mind or a person who, or whose estate, is liable to be dealt with in any way under the law relating to mental health; and

(2) for a member who is a body corporate, the dissolution of the member or the succession by another body corporate to the assets and liabilities of the member.

(b) A reference in this constitution to a partly paid share is a reference to a share on which there is an amount unpaid.

(c) A reference in this constitution to an amount unpaid on a share includes a reference to any amount of the issue price which is unpaid.

(d) A reference in this constitution to a call or an amount called on a share includes a reference to a sum that, by the terms of issue of a share, becomes payable on issue or at a fixed date.

(e) A reference in this constitution to a member for the purposes of a meeting of members for which the caller of the meeting has determined a record time is a reference to a registered holder of shares as at the relevant record time.

(f) A reference in this constitution to a member present at a general meeting is a reference to a member present in person or by proxy, attorney or representative.

(g) A reference in this constitution to a chairman or deputy chairman includes a reference to a chairwoman or deputy chairwoman, if applicable.

(h) A reference in this constitution in general terms to a person holding or occupying a particular office or position is a reference to any person who occupies or performs the duties of that office or position.

(i) Unless the contrary intention appears, in this constitution:

(1) headings are only for convenience and do not affect the meaning of this constitution;

(2) words that refer to a singular number also refer to plural numbers, and the other way around;

(3) words that refer to a gender also refer to the other genders;

(4) words used to refer to persons generally or to refer to a natural person include a company, corporation, body corporate, body politic, partnership, joint venture, association, board, group or other body (whether or not the body is incorporated);

(5) a reference to a person includes that person's successors and legal personal representatives;

(6) a reference to a statute, regulation, proclamation, ordinance or by-law or a provision of any of them includes all statutes, regulations, proclamations, ordinances, by-laws or provisions varying, consolidating or replacing them, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(7) a reference to the Listing Rules or the ASTC Settlement Rules includes any variation, consolidation or replacement of those rules and is to be taken to be subject to any waiver or exemption granted to the company (or to the benefit of which the company is entitled) from compliance with those rules; and

(8) where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings.

2 Application of other definitions

Unless the contrary intention appears:

(a) an expression in a rule that deals with a matter dealt with by a provision of the Law, the Listing Rules or the ASTC Settlement Rules has the same meaning as in that provision; and

(b) subject to paragraph (a), an expression in a rule that is defined in section 9 of the Law has the same meaning as in that section.

3 Exercising powers

(a) The company may, in any way the Law permits:

(1) exercise any power;

(2) take any action; or

(3) engage in any conduct or procedure,

which, under the Law a company limited by shares may exercise, take or engage in.

(b) Where this constitution provides that a person may do a particular act or thing and the word "may" is used, the act or thing may be done at the person's discretion.

(c) Where this constitution confers a power to do a particular act or thing, the power is, unless the contrary intention appears, to be taken as including a power exercisable in the same way and subject to the same conditions (if any) to repeal, rescind, revoke, amend or vary that act or thing.

(d) Where this constitution confers a power to do a particular act or thing, the power may be exercised from time to time and may be exercised subject to conditions.

(e) Where this constitution confers a power to do a particular act or thing concerning particular matters, the power is, unless the contrary intention appears, to be taken to include a power to do that act or thing as to only some of those matters or as to a particular class of those matters, and to make different provision concerning different matters or different classes of matters.

(f) Where this constitution confers a power to make appointments to an office or position (except the power to appoint a director under rule 35(a)), the power is, unless the contrary intention appears, to be taken to include a power:

(1) to appoint a person to act in the office or position until a person is appointed to the office or position;

(2) to remove or suspend any person appointed (without prejudice to any rights or obligations under any contract between the person and the company); and

(3) to appoint another person temporarily in the place of any person removed or suspended or in the place of any sick or absent holder of the office or position.

(g) To the extent the law permits, where this constitution gives power to a person to delegate a function or power:

(1) the delegation may be concurrent with, or (except in the case of a delegation by the board of directors) to the exclusion of, the performance or exercise of that function or power by the person;

(2) the delegation may be either general or limited in any way provided in the terms of delegation;

(3) the delegation need not be to a specified person but may be to any person holding, occupying or performing the duties of a specified office or position;

(4) the delegation may include the power to delegate; and

(5) where performing or exercising that function or power depends on that person's opinion, belief or state of mind about a matter, that function or power may be performed or exercised by the delegate on the delegate's opinion, belief or state of mind about that matter.

4 Table A and other rules do not apply

The regulations in Table A in the First Schedule to the Companies Act 1910 and any provisions of the Law that apply to the company as replaceable rules unless displaced or modified by the company's constitution do not apply to the company except so far as they are repeated in this constitution.

Share capital

5 Shares

Subject to this constitution, the directors may:

(a) issue, allot or grant options for, or otherwise dispose of, shares in the company; and

(b) decide:

(1) the persons to whom shares are issued or options are granted;

(2) the terms on which shares are issued or options are granted; and

(3) the rights and restrictions attached to those shares or options.

6 Preference shares

The company may issue preference shares including preference shares which are, or at the company's option are, liable to be redeemed.

7 Alteration of share capital

Subject to any requirements in the Law, the directors may do anything required to give effect to any resolution altering the company's share capital, including, where a member becomes entitled to a fraction of a share on a consolidation:

(a) making cash payments;

(b) determining that fractions may be disregarded in order to adjust the rights of all parties;

(c) appointing a trustee to deal with any fractions on behalf of members; and

(d) rounding up each fractional entitlement to the nearest whole share by capitalising any amount available for capitalisation under rule 61 even though only some of the members participate in the capitalisation.

8 Conversion or reclassification of shares

Subject to rule 11, the company may by resolution convert or reclassify shares from one class to another.

9 Joint holders of shares

Where 2 or more persons are registered as the holders of a share, they hold it as joint tenants with rights of survivorship, on the following conditions:

(a) they are liable individually as well as jointly for all payments, including calls, in respect of the share;

(b) subject to paragraph (a), on the death of any one of them the survivor is the only person the company will recognise as having any title to the share;

(c) any one of them may give effectual receipts for any dividend, bonus, interest or other distribution or payment in respect of the share; and

(d) except where persons are jointly entitled to a share because of a transmission event, or where required by the Listing Rules or the ASTC Settlement Rules, the company may limit to 3 the number of persons to be registered as joint holders of the share.

10 Equitable and other claims

Except where a law or this constitution requires otherwise, the company is entitled to treat the registered holder of a share as the absolute owner of that share and need not:

(a) recognise a person as holding a share on any trust, even if the company has notice of that trust; or

(b) recognise, or be bound by, any equitable, contingent, future or partial claim to or interest in a share by any other person, except an absolute right of ownership in the registered holder, even if the company has notice of that claim or interest.

11 Altering rights and class meetings

(a) Unless the terms of issue of a class of shares provide differently:

(1) all or any of the rights or privileges attached to a class of shares which does not exist at the date this constitution is adopted may be varied, whether or not the company is being wound up, only with the consent in writing of the holders of at least three-fourths of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class;

(2) the provisions of this constitution relating to general meetings apply, so far as they can and with such changes as are necessary, to each separate meeting of the holders of shares of that class; and

(3) the rights conferred upon the holders of shares of that class are to be taken as not having been varied by the creation or issue of further shares ranking equally with them.

(b) The following provisions of this rule 11(b) apply to a class of shares which existed on 17 November 1998:

(1) If at any time the capital of the company by reason of the issue of preference shares or otherwise is divided into different classes of shares the repayment of any preference capital at any time issued by the company or any alteration of the rights attached to any class of shares must in no case be made unless agreed to by the holders of at least three-fourths of the issued shares of the class affected.

(2) Such repayment of capital or alteration of rights must be agreed to by a resolution of the holders (in person or by proxy) of at least three-fourths of the issued shares of the class at a special meeting of such holders called for the purpose but, if the necessary majority is not obtained in that manner, consent in writing may be secured from members holding at least three-fourths of the issued shares of the class and such consent, if obtained within 2 months from the date of the special meeting, has the validity of a resolution by vote in person or by proxy.

(3) All the provisions of this constitution as to general meetings apply, so far as they can and with such changes as are necessary, to every meeting referred to in this rule 11(b) except that the quorum for any such meeting is members holding or representing by proxy at least one-third of the issued shares of the class affected.

Calls, forfeiture, indemnities and lien

12 Calls

(a) Subject to this constitution and to the terms on which any shares are issued, the directors may:

(1) make calls on the members for any amount unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times; and

(2) on the issue of shares, differentiate between members as to the amount of calls to be paid and the time for payment.

(b) The directors may require a call to be paid by instalments.

(c) On receiving at least 14 days' notice (or any longer period required by the Listing Rules) specifying the time and place of payment, each member must pay to the company by the time and at the place specified the amount called on the member's shares.

(d) A call is taken to have been made when the resolution of the directors authorising the call is passed.

(e) The directors may revoke a call or extend the time for payment.

(f) Failure of a member to receive a notice of a call, or accidental failure to give notice of a call to a member, does not invalidate the call.

(g) If an amount called on a share is not paid in full by the time specified for payment, the person from whom the amount is due must pay:

(1) interest on the unpaid part of the amount from the date specified for payment of the amount to the date of actual payment, at a rate determined under rule 19; and

(2) if the share was issued after the date this constitution is adopted, any expenses or damages the company incurs because the amount has not been paid or has been paid late.

(h) Any amount unpaid on a share that, by the terms of issue of the share, becomes payable on issue or at a fixed date:

(1) must be treated for the purposes of this constitution as if that amount were payable under a call duly made and notified; and

(2) must be paid on the date on which it is payable under the terms of issue of the share.

(i) The directors may, to the extent the law permits, waive or compromise all or part of any payment due to the company under the terms of issue of a share or under this rule 12.

13 Proceedings to recover calls

(a) In an action or other proceedings to recover a call, or interest or costs or expenses incurred because of the failure to pay or late payment of a call, proof that:

(1) the name of the defendant is entered in the register as the holder or one of the holders of the share on which the call is claimed;

(2) the resolution making the call is recorded in the minute book; and

(3) notice of the call was given to the defendant complying with this constitution,

is conclusive evidence of the debt and it is not necessary to prove the appointment or committee membership of the directors who made the call or any other matter.

(b) In paragraph (a), **defendant** includes a person against whom the company alleges a set-off or counterclaim, and **action or other proceedings to recover a call** is to be interpreted accordingly.

14 Payments in advance of calls

(a) The directors may accept from a member the whole or a part of the amount unpaid on a share even though no part of that amount has been called.

(b) The directors may authorise payment by the company of interest on the whole or a part of an amount accepted under paragraph (a), until the amount becomes payable, at a rate agreed between the directors and the member paying the amount.

(c) Unless a different agreement is made, the directors may repay to a member all or a part of the amount accepted under paragraph (a).

15 Forfeiting partly paid shares

(a) If a member fails to pay the whole of a call or an instalment of a call by the time specified for payment, the directors may serve a notice on that member:

(1) requiring payment of the unpaid part of the call or instalment, together with any interest that has accrued and all costs, expenses or damages that the company has incurred because of the failure to pay;

(2) naming a further time (at least 14 days after the date of the notice) by which, and a place at which, the amount payable under sub-paragraph (1) must be paid; and

(3) stating that, if the whole of the amount payable under sub-paragraph (1) is not paid by the time and at the place named, the shares on which the call was made will be liable to be forfeited.

(b) If the requirements of a notice served under paragraph (a) are not complied with, the directors may by resolution forfeit any share concerning which the notice was given at any time after the day named in the notice and before the payment required by the notice is made.

(c) A forfeiture under paragraph (b) includes all dividends, interest and other money payable by the company on the forfeited share and not actually paid before the forfeiture.

(d) Where a share has been forfeited:

(1) notice of the resolution must be given to the member in whose name the share stood immediately before the forfeiture; and

(2) an entry of the forfeiture, with the date, must be made in the register of members.

(e) Failure to give the notice or to make the entry required under paragraph (d) does not invalidate the forfeiture.

(f) A forfeited share becomes the property of the company and the directors may sell, reissue or otherwise dispose of the share in the way they think fit and, in the case of reissue or other disposal, with or without crediting as paid up any money paid on the share by any former holder.

(g) A person whose shares have been forfeited ceases to be a member as to the forfeited shares, but must, if the directors decide, pay to the company:

(1) all calls, instalments, interest, costs, expenses and damages owing on the shares at the time of the forfeiture; and

(2) interest on the unpaid part of the amount payable under sub-paragraph (1), from the date of the forfeiture to the date of actual payment, at a rate determined under rule 19.

(h) The forfeiture of a share extinguishes all interest in, and all claims and demands against the company relating to, the forfeited share and, subject to rule 18(i), all other rights attached to the share.

(i) The directors may:

(1) exempt a share from all or a part of this rule 15;

(2) waive or compromise all or a part of any payment due to the company under this rule 15; and

(3) before a forfeited share has been sold, reissued or otherwise disposed of, cancel the forfeiture on the conditions they decide.

16 Payments by the company

(a) If the company becomes liable for any reason under a law to make a payment:

(1) in respect of shares held solely or jointly by a member;

(2) in respect of a transfer or transmission of shares by a member;

(3) in respect of dividends, bonuses or other money due or payable or which may become due and payable to a member; or

(4) in any other way for, on account of or relating to a member,

paragraphs (b) and (c) apply, in addition to any right or remedy that a law gives the company.

(b) The member or, if the member is dead, the member's legal personal representative must:

(1) fully indemnify the company against that liability;

(2) on demand reimburse the company for any payment made; and

(3) pay interest on the unpaid part of the amount payable to the company under sub-paragraph (2), from the date the company makes the payment until the date the company is reimbursed in full for that payment under sub-paragraph (2), at a rate determined under rule 19.

(c) The directors may:

(1) exempt a share from all or a part of this rule 16; and

(2) waive or compromise all or a part of any payment due to the company under this rule 16.

17 Lien on shares

(a) The company has a first and paramount lien on:

(1) each partly paid share for all unpaid calls and instalments due on that share; and

(2) each share for any amounts the company is called on by law to pay and has paid in respect of that share.

(b) The company's lien on a share extends to all dividends payable on the share and to the proceeds of sale of the share.

(c) The directors may sell a share on which the company has a lien in the way they decide where:

(1) an amount for which a lien exists under this rule 17 is presently payable; and

(2) the company has, at least 14 days before the date of the sale, given the registered holder of the share a written notice stating the part of the amount for which the lien exists that is presently payable, and demanding payment of that amount.

(d) The directors may do anything necessary or desirable under the ASTC Settlement Rules to protect any lien, charge or other right to which the company is entitled under this constitution or a law.

(e) When the company registers a transfer of shares on which the company has a lien without giving the transferee notice of its claim, the company's lien is released so far as it relates to amounts owing by the transferor or any predecessor in title on the shares transferred.

(f) The directors may:

(1) exempt a share from all or a part of this rule 17; and

(2) waive or compromise all or a part of any payment due to the company under this rule 17.

18 Procedures after sale, reissue or other disposal of shares by the company

(a) A reference in this rule 18 to a sale of a share by the company is a reference to any sale, reissue or other disposal of a share under rule 15(f), rule 17(c), rule 23(a) or rule 23(b).

(b) After the company has sold a share, the directors may:

(1) receive the purchase money or consideration given for the share;

(2) appoint a person to effect a transfer of the share or execute a transfer of the share or any other document to give effect to the sale; and

(3) register as the holder of the share the person to whom the share is sold.

(c) A person to whom the company sells shares need not take any steps to investigate the regularity or validity of the sale, or to see how the purchase money or consideration on the sale is applied. That person's title to the shares is not affected by any irregularity by the company before the sale. A sale of a share by the company is valid even if a transmission event occurs to the member before the sale.

(d) Damages is the only remedy of a person who suffers any loss because of a sale of shares by the company. The claim for damages can only be made against the company.

(e) The proceeds of a sale, reissue or other disposal under rule 15(f) or a sale under rule 17(c) must be applied in paying:

(1) first, the expenses of the sale, reissue or other disposal;

(2) secondly, all money payable (whether presently or not) by the former holder whose shares have been sold, reissued or otherwise disposed of,

and any balance must be paid to the former holder on the former holder delivering to the company such proof of title to the shares as the directors accept.

(f) The proceeds of a sale under rule 23(a) must not be applied in payment of the expenses of the sale and must be paid to the former holder on the former holder delivering to the company such proof of title of the shares as the directors accept.

(g) Until the proceeds of sale of a share sold by the company are claimed or otherwise disposed of according to law, the directors may invest or use the proceeds in any other way for the benefit of the company.

(h) Money payable to a former holder under this rule does not bear interest as against the company.

(i) On completion of a sale, reissue or other disposal of a share under rule 15(f), the rights attached to the share which were extinguished under rule 15(h) revive.

(j) A written statement by a director or secretary of the company that a share in the company has been:

(1) duly forfeited under rule 15(b);

(2) duly sold, reissued or otherwise disposed of under rule 15(f); or

(3) duly sold under rule 17(c), rule 23(a) or rule 23(b),

on a date stated in the statement is conclusive evidence of the facts stated as against all persons claiming to be entitled to the share, and of the right of the company or the directors to forfeit, sell, reissue or otherwise dispose of the share.

19 Interest payable by member

(a) For the purposes of rules 12(g)(1), 15(g)(2) and 16(b)(3), the rate of interest payable to the company is:

(1) if the directors have fixed a rate, the rate as fixed; or

(2) in any other case, a rate per annum 2% higher than the rate fixed under section 2 of the Penalty Interest Rates Act 1983 of Victoria.

(b) Interest payable under rules 12(g)(1), 15(g)(2) and 16(b)(3) accrues and must be calculated daily and may be capitalised at the intervals the directors decide.

Transferring and transmitting shares

20 Transferring shares

(a) Subject to this constitution, a member may transfer any of the member's shares by:

(1) a proper ASTC transfer; or

(2) a written transfer in any usual form or in any other form approved by the directors.

(b) A transfer referred to in paragraph (a)(2) must be:

(1) signed by or on behalf of both the transferor and the transferee unless:

(A) the transfer relates only to fully paid shares and the directors have dispensed with signature by the transferee; or

(B) the transfer of the shares is effected by a document which is, or documents which together are, a sufficient transfer of those shares under the Law;

(2) if required by law to be stamped, duly stamped; and

(3) left for registration at the company's registered office, or at any other place the directors decide, with any certificate for the shares to which it relates or any other evidence the directors require to prove the transferor's title or right to the shares and to prove the transferee's right to be registered as the owner of the shares.

(c) Subject to the powers vested in the directors under rules 21 and 22, where the company receives a transfer complying with paragraph (b), the company must register the transferee named in the transfer as the holder of the shares to which it relates.

(d) A transferor of shares remains the holder of the shares until a proper ASTC transfer has been effected or the transferee's name is entered in the register of members as the holder of the shares.

(e) The company must not charge a fee for registering a transfer of shares.

(f) The company may retain a registered transfer for any period the directors decide.

(g) The directors may do anything that is necessary or desirable for the company to participate in any computerised, electronic or other system for facilitating the transfer of shares or operation of the company's registers that may be owned, operated or sponsored by the Exchange or a related body corporate of the Exchange.

(h) The directors may, to the extent the law permits, waive any of the requirements of this rule 20 and prescribe alternative requirements instead, whether to give effect to paragraph (g) or for another purpose.

21 Power to decline to register transfers

(a) The directors may decline to register, or prevent registration of, a transfer of shares where:

(1) the transfer is not in registrable form; or

(2) the company is permitted or required to do so under the Listing Rules or, except for proper ASTC transfers, under the terms of issue of the shares.

(b) If the directors decline to register a transfer, the company must give the transferee, and any stockbroker by whom the transfer was lodged for registration, notice of the refusal and the reason for it under the provisions of the Listing Rules. But failure to do so will not invalidate the decision of the directors to decline to register the transfer.

(c) The directors may delegate their authority under this rule to any person.

22 Power to close register of members

The directors may close the register of members or part of that register at any times and for any periods permitted by the ASTC Settlement Rules that they decide.

23 Selling non-marketable parcels

(a) (1) This rule 23(a) enables the directors to sell shares which constitute less than a marketable parcel by following certain procedures.

(2) The directors may send to a member who holds on the date of the notice less than a marketable parcel of shares in a class of shares of the company a notice which:

(A) explains the effect of this rule 23(a); and

(B) advises the holder that he or she may choose to be exempt from the provisions of this rule. A form of election for that purpose must be sent with the notice.

(3) If, before 5 pm Melbourne time on a date specified in the notice which is no earlier than 6 weeks after the notice is sent:

(A) the company has not received a notice from the member choosing to be exempt from the provisions of this rule 23 (a); and

(B) the member has not increased his or her shareholding to a marketable parcel,

the member is taken to have irrevocably appointed the company as his or her agent to do anything in sub-paragraph (a)(4).

(4) The company may:

(A) sell the shares constituting less than a marketable parcel as soon as practicable at a price which the directors consider is the best price reasonably available for the shares when they are sold but not less than the last sale price of the shares recorded on the Exchange on the business day immediately preceding the date of the notice under sub-paragraph (a)(2); and

(B) deal with the proceeds of sale under rule 18.

(5) The costs and expenses of any sale of shares under this rule 23(a) (including brokerage and stamp duty) are payable by the purchaser or, if the Law permits, by the company.

(6) A notice under sub-paragraph (a)(2) may be given to a member only once in a 12 month period and may not be given during the offer period of a takeover bid.

(7) If a takeover bid for the company is announced after a notice is given but before agreement is entered into for the sale of shares, this rule ceases to operate for those shares. However, despite sub-paragraph (a)(6), a new notice under sub-paragraph (a)(2) may be given after the offer period of the takeover bid closes.

(8) If the holding of a member becomes a marketable parcel after a notice is given but before agreement is entered into for the sale of shares, this rule ceases to operate for those shares.

(9) The directors may, before a sale is effected under this rule 23(a), revoke a notice given or suspend or terminate the operation of this rule either generally or in specific cases.

(b) In addition to the powers of the directors in rule 23(a), the directors may cause the company to sell a member's shares if they hold less than a marketable parcel of shares, without complying with the procedures in rule 23(a) and may determine that a member's right to vote or receive dividends in respect of those shares is removed or changed if the following conditions are observed:

(1) a sale effected, or a removal or change in voting or dividend rights, under this rule 23(b) only applies to shares in a new holding created by a transfer of a parcel of shares in a class of shares in the company that was less than a marketable parcel at the time the transfer document was initiated or, in the case of a paper based transfer, was lodged with the company;

(2) the proceeds of a sale under this rule 23(b), less the cost of the sale, must be sent to the member after the sale subject to rule 18(e);

(3) any dividends that have been withheld under this rule 23(b) must be sent to the member after the sale, subject to the former member delivering to the company proof of title acceptable to the directors.

24 Transmitting shares

(a) Subject to paragraph (c), where a member dies, the only persons the company will recognise as having any title to the member's shares or any benefits accruing on those shares are:

(1) the legal personal representative of the deceased, where the deceased was a sole holder; and

(2) the survivor, where the deceased was a joint holder.

(b) Paragraph (a) does not release the estate of a deceased member from any liability on a share, whether that share was held by the deceased solely or jointly with other persons.

(c) The directors may, if the transfer complies with this constitution, register a transfer of shares signed by a member before the member's death, even though the company has notice of the member's death.

(d) A person who becomes entitled to a share because of a transmission event may, on producing any evidence the directors require to prove that person's entitlement to the share, choose:

(1) to be registered as the holder of the share by signing and giving the company a written notice stating that choice; or

(2) nominate some other person to be registered as the transferee of the share by executing or effecting in some other way a transfer of the share to that other person.

(e) The provisions of this constitution concerning the right to transfer shares, and the registration of transfers of shares apply, so far as they can and with any necessary changes, to a notice or transfer under paragraph (d) as if the relevant transmission event had not occurred and the notice or transfer were a transfer executed or effected by the registered holder of the share.

(f) For the purpose of this constitution, where 2 or more persons are jointly entitled to a share because of a transmission event they will, on being registered as the holders of the share, be taken to hold the share as joint tenants and rule 9 will apply to them.

General meetings

25 Calling general meetings

(a) A general meeting may only be called:

(1) by directors' resolution;

(2) by members with at least 5% of the votes that may be cast at a general meeting (worked out as at midnight before the meeting is called), in which case those members must pay the expenses of calling and holding the meeting; or

(3) as otherwise permitted under the Law.

(b) The directors may, by notice to the Exchange, postpone, cancel or change the place for a general meeting if they consider that the meeting has become unnecessary, or the meeting place would be unreasonable or impractical or a change is necessary in the interests of conducting the meeting efficiently, but:

(1) a meeting which is not called by directors' resolution; and

(2) a meeting which is called in accordance with a members' requisition under the Law,

may not be postponed or cancelled without the prior written consent of the person or persons who called or requisitioned the meeting.

26 Notice of general meetings

(a) Notice of a general meeting must be given to each person who is at the time of giving the notice a member, director or auditor of the company or entitled to a share because of a transmission event and who has satisfied the directors of his or her right to be registered as the holder of, or to transfer, the shares.

(b) The content of a notice of a general meeting called by the directors is to be decided by the directors, but it must state the general nature of the business to be transacted at the meeting and any other matters required by the Law.

(c) Unless the Law provides otherwise:

(1) no business may be transacted at a general meeting unless the general nature of the business is stated in the notice calling the meeting; and

(2) except with the approval of the directors or the chairman, no person may move any amendment to a proposed resolution the terms of which are set out in the notice calling the meeting or to a document which relates to such a resolution and a copy of which has been made available to members to inspect or obtain.

(d) Failure of a member to receive a notice of a general meeting or a proxy form, or failure to give notice of a general meeting or a proxy form to any person entitled to receive notice of a general meeting, does not invalidate any act or thing done or resolution passed at the general meeting if:

(1) the failure to receive or give the notice occurred by accident or error; or

(2) before or after the meeting, the person has given or gives the company written notice of the person's agreement to that act, thing or resolution.

27 Admission to general meetings

(a) The chairman of a general meeting may take any action he or she considers appropriate for the safety of persons attending the meeting and the orderly conduct of the meeting and may refuse admission to, or require to leave and remain out of, the meeting any person:

(1) in possession of a pictorial-recording or sound-recording device;

(2) in possession of a placard or banner;

(3) in possession of an article considered by the chairman to be dangerous, offensive or liable to cause disruption;

(4) who refuses to produce or to permit examination of any article, or the contents of any article, in the person's possession; or

(5) who behaves or threatens to behave in a dangerous, offensive or disruptive way.

The chairman may delegate the powers conferred by this rule to any person as he or she thinks fit.

(b) A person, whether a member or not, requested by the directors or the chairman to attend a general meeting is entitled to be present.

(c) If the person entitled to act as chairman of a general meeting considers that there is not enough room for the number of members who wish to attend the meeting, he or she may arrange for any person whom he or she considers cannot be seated in the main meeting room, where the chairman will be, to observe or attend the general meeting in a separate room. Even if the members present in the separate room are not able to participate in the conduct of the meeting, the meeting will nevertheless be treated as validly held in the main room.

(d) If a separate meeting place is linked to the main place of a general meeting by an instantaneous audio-visual communication device which, by itself or in conjunction with other arrangements:

(1) gives the general body of members in the separate meeting place a reasonable opportunity to participate in proceedings in the main place;

(2) enables the chairman to be aware of proceedings in the other place; and

(3) enables the members in the separate meeting place to vote on a show of hands or on a poll,

a member present at the separate meeting place is taken to be present at the general meeting and entitled to exercise all rights as if he or she was present at the main place.

(e) If the communication device encounters a technical difficulty, whether before or during the meeting, which results in the matters required by sub-paragraph (d) (1), (2), or (3) of this rule 27 at the separate meeting place not being satisfied, the meeting may still be held or continue in the main place (and any other place which is linked under paragraph (d) of this rule 27) and transact business, even if the members in the separate meeting place are unable to participate. No member may object to the meeting being held or continuing. However, if the effect of this paragraph (e) has

not been referred to in the notice calling the meeting, the business the meeting may conduct is limited to adjourning the meeting.

(f) Nothing in this rule 27 or in rule 30 is to be taken to limit the powers conferred on the chairman by law.

28 Quorum at general meetings

(a) No business may be transacted at any general meeting, except the election of a chairman and the adjournment of the meeting, unless a quorum of members is present when the meeting proceeds to business.

(b) A quorum is 5 or more members present at the meeting and entitled to vote on a resolution at the meeting.

(c) If a quorum is not present within 30 minutes after the time appointed for the general meeting:

(1) where the meeting was called on the requisition of members, the meeting must be dissolved; or

(2) in any other case:

(A) the meeting stands adjourned to the day, and at the time and place, the directors present decide or, if they do not make a decision, to the same day in the next week at the same time and place; and

(B) if, at the adjourned meeting, a quorum is not present within 30 minutes after the time appointed for the meeting, the meeting must be dissolved.

29 Chairman of general meetings

(a) The chairman of directors or, in the absence of the chairman of directors, the deputy chairman of directors is entitled, if present within 15 minutes after the time appointed for the meeting and willing to act, to preside as chairman at each general meeting.

(b) The directors present may choose one of their number to preside as chairman if, at a general meeting:

(1) there is no chairman or deputy chairman of directors;

(2) the chairman or deputy chairman of directors is not present within 15 minutes after the time appointed for the meeting; or

(3) the chairman or deputy chairman of directors is present within that time but is not willing to act as chairman of the meeting.

(c) If the directors do not choose a chairman under paragraph (b), the members present must elect as chairman of the meeting:

(1) in the case of a natural person, signed by the appointor or his or her attorney; or

(2) if no other director willing to act is present at the meeting, a member who is present and willing to act.

(d) A chairman of a general meeting may, for any item of business or discrete part of the meeting, vacate the chair in favour of another person nominated by him or her.

30 Conduct at general meetings

(a) The chairman of a general meeting is responsible for the general conduct of the meeting and for the procedures to be adopted at the meeting. The chairman may:

(1) at any time the chairman considers it necessary or desirable for the proper and orderly conduct of the meeting impose a limit on the time that a person may speak on each motion or other item of business and demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the members present; and

(2) require any procedures to be adopted which are in the chairman's opinion necessary or desirable for casting or recording votes at the meeting, whether on a show of hands or on a poll, in a proper and orderly way, including the appointment of scrutineers.

(b) A decision by a chairman under paragraph (a) is final.

(c) A person present at a general meeting at the request of the directors or the chairman is entitled to speak at the meeting if the chairman allows.

(d) The person entitled to act as chairman of a general meeting may postpone the meeting before it has started, whether or not a quorum is present, if, at the time and place appointed for the meeting, he or she considers that:

(1) there is not enough room for the number of members who wish to attend the meeting; or

(2) a postponement is necessary in light of the behaviour of persons present or for any other reason so that the business of the meeting can properly be carried out.

(e) A postponement under paragraph (d) will be to another time, which may be on the same day as the meeting, and may be to another place (and the new time and place will be taken to be the time and place for the meeting as if specified in the notice which called the meeting originally).

(f) The chairman of a general meeting may at any time during the course of the meeting:

(1) adjourn from time to time and place to place the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion;

(2) adjourn or defer any business, motion, question, resolution, debate or discussion either to a later time at the same meeting or to an adjourned meeting; and

(3) for the purpose of allowing any poll to be taken or determined, suspend the proceedings of the meeting for such period or periods as he or she decides without effecting an adjournment. No business may be transacted and no discussion may take place during any suspension of proceedings unless the chairman otherwise allows.

(g) It is in the chairman's sole discretion whether to seek the approval of the members present to a postponement or adjournment under paragraph (d) or (f).

(h) The chairman's rights under paragraphs (d) and (f) are exclusive and, unless the chairman requires otherwise, no vote may be taken or demanded by the members present concerning any postponement or adjournment.

(i) Only unfinished business may be transacted at a meeting resumed after an adjournment.

(j) Where a meeting is postponed or adjourned under this rule 30, notice of the postponed or adjourned meeting must be given to the Exchange, but need not be given to any other person.

(k) Where a meeting is postponed or adjourned, the directors may, by notice to the Exchange, postpone, cancel or change the place of the postponed or adjourned meeting.

31 Decisions at general meetings

(a) Except where a resolution requires a special majority, questions arising at a general meeting must be decided by a majority of votes cast by the members present at the meeting. A decision made in this way is for all purposes a decision of the members.

(b) If the votes are equal on a proposed resolution, the chairman of the meeting has a casting vote, in addition to his or her deliberative vote.

(c) A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded:

(1) before the show of hands is held;

(2) before the result of the show of hands is declared; or

(3) immediately after the result of the show of hands is declared.

(d) A poll may be demanded by:

(1) the chairman of the meeting;

(2) at least 5 members entitled to vote on the resolution; or

(3) members with at least 5% of the votes that may be cast on the resolution on a poll.

(e) A demand for a poll does not prevent a general meeting continuing to transact any business except the question on which the poll is demanded.

(f) Unless a poll is duly demanded, a declaration by the chairman of a general meeting that a resolution has on a show of hands been carried or carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

(g) If a poll is duly demanded at a general meeting, it must be taken in a way and either at once or after an interval or adjournment or otherwise as the chairman of the meeting directs. The result of the poll as declared by the chairman is the resolution of the meeting at which the poll was demanded.

(h) A poll cannot be demanded at a general meeting on the election of a chairman of the meeting.

(i) The demand for a poll may be withdrawn with the chairman's consent.

32 Voting rights

(a) Subject to this constitution and to any rights or restrictions attached to any shares or class of shares, at a general meeting:

(1) on a show of hands, every member present has one vote; and

(2) on a poll, every member present has one vote for each share held as at the record time by the member and in respect of which the member is entitled to vote, except for partly paid shares, each of which confers on a poll only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited) on the share. An amount paid in advance of a call will be disregarded for this purpose.

(b) If a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only, even though he or she represents more than one member.

(c) A joint holder may vote at a meeting either personally or by proxy, attorney or representative as if that person was the sole holder. If more than one joint holder tenders a vote in respect of the relevant shares, the vote of the holder named first in the register who tenders a vote, whether in person or by proxy, attorney or representative, must be accepted to the exclusion of the votes of the other joint holders.

(d) A person entitled to a share because of a transmission event may vote at a general meeting in respect of those shares in the same way as if that person were the registered holder of those shares if, at least 48 hours before the meeting, the directors have:

(1) admitted that person's right to vote at that meeting in respect of those shares; or

(2) been satisfied of that person's right to be registered as the holder of, or to transfer, those shares.

Any vote duly tendered by that person must be accepted and the vote of the registered holder of those shares must not be counted.

(e) Where a member holds a share on which a call or other amount payable to the company has not been duly paid:

(1) that member is only entitled to be present at a general meeting and vote if that member holds, as at the relevant record time, other shares on which no money is then due and payable; and

(2) on a poll, that member is not entitled to vote in respect of those shares but may vote in respect of any shares that member holds, as at the record time, on which no money is then due and payable.

(f) A member is not entitled to vote on a resolution if, under the Law or the Listing Rules, the notice which called the meeting specified that:

(1) the member must not vote or must abstain from voting on the resolution; or

(2) a vote on the resolution by the member must be disregarded for any purposes.

If the member or a person acting as proxy, attorney or representative of the member does tender a vote on that resolution, his or her vote must not be counted.

(g) An objection to the validity of a vote tendered at a general meeting must be:

(1) raised before or immediately after the result of the motion is declared; and

(2) referred to the chairman of the meeting, whose decision is final.

(h) A vote tendered, but not disallowed by the chairman of a meeting under paragraph (g), is valid for all purposes, even if it would otherwise not have been valid.

33 Representation at general meetings

(a) Subject to this constitution, each member entitled to vote at a general meeting may vote:

(1) in person or, where the member is a body corporate, by representative;

(2) by not more than 2 proxies; or

(3) by not more than 1 attorney.

(b) A proxy, attorney or representative may, but need not, be a member of the company.

(c) For the purposes of this rule 33, a proxy appointment received at an electronic address specified in the notice of general meeting for the receipt of proxy appointment or otherwise received by the company in accordance with the Law is taken to have been signed or executed if the appointment:

(1) includes or is accompanied by a personal identification code allocated by the company to the member making the appointment;

(2) has been authorised by the member in another manner approved by the directors and specified in or with the notice of meeting; or

(3) is otherwise authenticated in accordance with the Law.

(d) An instrument appointing a proxy may be in any usual form or any other form approved by the directors.

(e) Unless the instrument or resolution appointing a proxy, attorney or representative provides differently, the proxy, attorney or representative has the same rights to speak, demand a poll, join in demanding a poll or act generally at the meeting as the member would have had if the member was present.

(f) A proxy form issued by the company must allow for the insertion of the name of the person to be primarily appointed as proxy and may provide that, in circumstances and on conditions specified in the form that are not inconsistent with this constitution, the chairman of the relevant meeting (or another person specified in the form) is appointed as proxy.

(g) An instrument appointing a proxy or attorney or revoking or changing the appointment (including changing the person appointed or any voting instruction) is not effective in relation to a meeting or adjourned meeting or in relation to a poll taken subsequently to the date of a meeting or adjourned meeting unless it, and the original (or a certified copy) of the power of attorney or any other instrument under which it is signed or executed, are received by the company at least 48 hours (or, in the case of an adjournment or postponement of a meeting, including an adjourned meeting, any lesser time that the directors or chairman of the meeting decides) before the time for holding the meeting or adjourned meeting or taking the poll, as applicable. In the case of a body corporate appointed as a member's proxy in accordance with the Law, the instrument appointing a representative to exercise the powers that the body corporate may exercise as the member's proxy is not valid unless it is also received by the company in accordance with this rule 33(g).

(h) An instrument is received by the company under paragraph (g) when it is received in accordance with the Law and, to the extent permitted by the Law, if the instrument is produced or the transmission of the instrument is otherwise verified to the company in the way specified in the notice of meeting.

(i) The appointment of a proxy or attorney is not revoked by the appointor attending and taking part in the general meeting but if the appointor votes on a resolution, the person acting as proxy or attorney for the appointor is not entitled to vote, and must not vote, as the appointor's proxy or attorney on the resolution.

(j) Where, otherwise than in accordance with paragraph (f), a member appoints 2 proxies to vote at the same general meeting:

(1) subject to sub-paragraph (2), the appointment is of no effect and a proxy may not vote unless each proxy is appointed to represent a specified proportion or number of the member's votes;

(2) if the Law precludes the company from treating as invalid an appointment of 2 proxies which fails to specify the proportion or number of votes that each may exercise, each person appointed may exercise half the member's votes;

(3) on a show of hands, a proxy may not vote if more than one proxy attends; and

(4) on a poll, each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

(k) Unless written notice of the matter has been received at the company's registered office (or at another place specified for lodging an appointment of a proxy for the meeting) at least 48 hours before the time for holding the meeting, adjourned meeting or poll at which a proxy or attorney votes, a vote cast by the proxy or attorney is valid even if, before the vote is cast:

(1) a transmission event occurs to the member; or

(2) the member revokes the appointment of the proxy or attorney or revokes the authority under which a third party appointed the proxy or attorney.

(l) Where authority is given to a proxy, attorney or representative concerning a meeting to be held on or before a specified date or at a specified place and that meeting is postponed to a later date or the meeting place is changed, the authority is taken to include authority to act at the re-scheduled meeting unless the member granting the authority gives the company notice to the contrary under paragraph (g).

(m) The chairman of a meeting may:

(1) permit a person claiming to be a representative to exercise the powers of a representative, even if the person is unable to establish to the chairman's satisfaction that he or she has been validly appointed; or

(2) permit the person to exercise those powers on the condition that, if required by the company, he or she produce evidence of the appointment within the time set by the chairman.

(n) The chairman of a meeting may require a person acting as a proxy, attorney or representative to establish to the chairman's satisfaction that the person is the person duly appointed to act. If the person fails to satisfy the requirement, the chairman may exclude the person from attending or voting at the meeting.

(o) The chairman may delegate his or her powers under paragraph (m) and (n) to any person.

Directors

34 Number of directors

The minimum number of directors is 4. The maximum number of directors is to be fixed by the directors, but may not be more than 14 unless the company in general meeting resolves otherwise. The directors must not at any time determine a maximum which is less than the number of directors in office at the time the determination takes effect.

35 Appointing and retirement of directors

(a) The directors may appoint a person as a director, either in addition to the existing directors or to fill a casual vacancy, but so that the total number of directors does not exceed the maximum number fixed under this constitution.

(b) A director appointed under paragraph (a), who is not a managing director, holds office only until the conclusion of the next annual general meeting following his or her appointment.

(c) At every annual general meeting of the company, if the number of directors, after excluding:

(1) a director who is a managing director; and

(2) a director appointed under paragraph (a) and standing for election, is 5 or less, then 2 of the remaining directors must retire from office or, if the number is more than 5, one third of those directors (to the nearest whole number) must retire from office. No director who is not the managing director may hold office without re-election beyond the third annual general meeting following the meeting at which the director was last elected or re-elected. Unless re-elected, a director due to retire under this paragraph (c) at a particular meeting retains office until the conclusion of the meeting.

(d) If there is more than one managing director, only one of them, nominated by the directors, is entitled not to be subject to vacation of office under paragraph (b) or retirement under paragraph (c).

(e) The directors to retire under paragraph (c) are those directors who wish to retire and not offer themselves for re-election and, so far as is necessary to obtain the number required, those who have been longest in office since the date of their last election or appointment. As between directors who were last elected or appointed on the same date, those to retire must, unless they agree among themselves, be decided by lot.

(f) The directors to retire under paragraph (c) (both as to number and identity) is decided having regard to the composition of the board of directors at the date of the notice calling the annual general meeting. A director is not required to retire and is not relieved from retiring because of a change in the number or identity of the directors after the date of the notice but before the meeting closes.

(g) The company may by resolution at an annual general meeting fill an office vacated by a director under paragraphs (b) or (c) by electing or re-electing an eligible person to that office.

(h) A person is eligible for election to the office of a director at a general meeting only if:

(1) the person is in office as a director immediately before that meeting;

(2) the person has been nominated by the directors for election at that meeting;

(3) where the person is a member, he or she has, at least 35 business days and, in the case of a general meeting the directors have been duly requested by members under the Law to call, at least 30 business days (or, in each case, such longer period as may be permitted under the Listing Rules) but, in each case, no more than 90 business days before the meeting, given the company a notice signed by him or her stating his or her desire to be a candidate for election at that meeting; or

(4) where the person is not a member, a member intending to nominate him or her for election at that meeting has, at least 35 business days and, in the case of a general meeting the directors have been duly requested by members under the Law to call, at least 30 business days (or, in each case, such longer period as may be permitted under the Listing Rules) but, in each case, no more than 90 business days before the meeting, given the company a notice signed by the member stating the member's intention to nominate the person for election, and a notice signed by the person and stating his or her consent to the nomination.

(i) A partner, employer or employee of an auditor of the company may not be appointed or elected as a director.

36 Vacating office

In addition to the circumstances prescribed by the Law and this constitution, the office of a director becomes vacant if the director:

(a) becomes of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health;

(b) fails to attend meetings of the directors for more than 3 consecutive months without leave of absence from the directors unless a majority of the other directors have resolved that his or her office is not to be vacated; or

(c) resigns by written notice to the company.

37 Remuneration

(a) Each director is entitled to such remuneration from the company for his or her services as a director as the directors decide, but the total amount provided to all directors for their services as directors in any year, excluding any amounts paid under paragraphs (e), (f), (g), (h) or (i) and under rule 69 (subject to any limitations in these provisions), must not exceed in aggregate the amount fixed by the company in general meeting. In calculating the total amount provided in any year, no regard will be had to:

(1) any amount payable by the company or any related body corporate to a superannuation, retirement or pension fund for a director so that a company or a related body corporate is not required to pay a superannuation guarantee charge or similar statutory charge; and

(2) any insurance premium paid or agreed to be paid under rule 69.

(b) Remuneration under paragraph (a) will be provided in such manner (including by way of non cash benefit, such as, but not limited to, a contribution to a superannuation fund) that the directors decide.

(c) The remuneration is taken to accrue from day to day.

(d) The remuneration of a director (who is not a managing director or executive director) must not include a commission on, or percentage of, profits or operating revenue.

(e) The directors are also entitled to be paid all travelling and other expenses they properly incur concerning the company's affairs, including attending and returning from general meetings of the company or meetings of the directors or of committees of the directors.

(f) If a director, with the concurrence of the directors, performs extra services or makes any special exertions for the benefit of the company, the directors may cause that director to be paid out of the funds of the company such special and additional remuneration as the directors decide is appropriate having regard to the value to the company of the extra services or special exertions.

(g) If a director is also an officer of the company or of a related body corporate in a capacity other than director, any remuneration that director may receive for acting as that officer may be either in addition to or instead of that director's remuneration under paragraph (a).

(h) The directors may:

(1) at any time after a director dies or ceases to hold office as a director for any other reason, pay to the director or a legal personal representative, spouse, relative or dependant of the director, in addition to the remuneration of that director under paragraph (a), a pension or lump sum payment for past services rendered by that director; and

(2) cause the company to enter into a contract with the director or a legal personal representative, spouse, relative or dependant of the director to provide for or give effect to that payment.

(i) The directors may establish, maintain and support or aid the establishment, maintenance or support of funds and trusts calculated to benefit directors or former directors, employees or ex-employees of the company or the dependants of those persons and grant pensions and allowances to those persons or their dependants (or both) either by periodic payment or lump sum.

(j) A benefit under paragraph (g) or (h) may exceed any limit under the Law if the necessary pre-conditions under the Law, such as approval in general meeting, are satisfied.

38 Share qualification

(a) A director is not required to hold any shares in the company as a qualification.

(b) A director is entitled to attend and speak at general meetings and at meetings of the holders of a class of shares, even if he or she is not a member or a holder of shares in the relevant class.

39 Disclosing directors' interests

(a) Subject to this rule, a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company must, as soon as practicable after the relevant facts have come to the director's knowledge, declare the nature of the interest at a meeting of the directors.

(b) The requirements of paragraph (a) do not apply in respect of an interest of a director that consists only of being a member or creditor of a corporation that is interested in a contract or proposed contract with the company if the interest of the director may properly be regarded as not being a material interest.

(c) A director is not to be taken to be, or to have been at any time, interested in a contract or proposed contract which has been or will be made with or for the benefit of or on behalf of a body corporate that is related to the company merely because the director is a director of that body corporate.

(d) For the purposes of paragraph (a), a general notice given to the directors by a director to the effect that the director is an officer or member of a specified body corporate or a member of a specified firm and is to be regarded as interested in any contract that may, after the date of the notice, be made with that body corporate or firm is sufficient declaration of interest in relation to any contract so made or proposed to be made if:

(1) the notice states the nature and extent of the director's interest in the body corporate or firm;

(2) when the question of confirming or entering into the contract is first taken into consideration, the extent of the director's interest in the body corporate or firm is not greater than is stated in the notice; and

(3) the notice is given at a meeting of the directors or the director takes reasonable steps to ensure that it is brought up and read at the next meeting of the directors after it is given.

(e) A director who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his or her duties or interests as director must, in accordance with paragraph (f), declare at a meeting of the directors of the company the fact and the nature, character and extent of the conflict.

(f) A declaration required by paragraph (e) in relation to the holding of an office or the possession of any property must be made by a person:

(1) where the person holds the office or possesses the property as mentioned in paragraph (e) when the person becomes a director—at the first meeting of directors held after:

(A) the person becomes a director; or

(B) the relevant facts as to the holding of the office or the possession of the property come to the person's knowledge;

whichever is later; or

(2) where the person begins to hold the office or comes into possession of the property as mentioned in paragraph (e) after the person becomes a director - at the first meeting of directors held after the relevant facts as to the holding of the office or the possession of the property come to the person's knowledge.

(g) In addition to any disclosures required under paragraphs (a) to (f) inclusive or the Law, the directors may make regulations requiring disclosure of interests that a director, and any person deemed by the directors to be related to the director, may have in any matter that relates to the affairs of the company or a related body corporate or in any other matter. The extent to which, and the conditions on which, disclosure is required will be determined by the directors. Any regulations made under this paragraph will bind all directors.

(h) The secretary of a company must record every declaration under this rule in the minutes of the meeting at which it was made.

(i) No act, transaction, agreement, instrument, resolution or other thing is invalid or voidable only because a person fails to comply with any requirement for disclosure under the Law or with any regulation made under paragraph (g).

(j) The preceding provisions of this rule are in addition to any obligation imposed by the Law on directors of a public company to disclose their interests and offices to the company or to the other directors.

40 Directors may contract with the company and hold other offices

(a) A director is not disqualified from contracting or entering into an arrangement with the company as vendor, purchaser or in another capacity, merely because the director holds office as a director or because of the fiduciary obligations arising from that office.

(b) A contract or arrangement entered into by or on behalf of the company in which a director is in any way interested is not invalid, avoided or rendered voidable merely because the director holds office as a director or because of the fiduciary obligations arising from that office.

(c) A director who is interested in any arrangement involving the company is not liable to account to the company for any profit realised by or under the arrangement merely because the director holds office as a director or because of the fiduciary obligations arising from that office, provided that the director complies with the disclosure requirements applicable to the director under rule 39 and under the Law regarding that interest.

(d) A director may hold any other office or place of profit (except auditor) in the company or any related body corporate in conjunction with his or her directorship and may be appointed to that office or place on the terms as to remuneration, tenure of office and otherwise the directors decide.

(e) A director may be or become a director or other officer of, or interested in, any related body corporate or any other body corporate promoted by the company or in which the company may be interested as a shareholder or in any other way, and need not account to the company for any remuneration or other benefits the director receives as a director or officer of, or from having an interest in, that body corporate.

(f) A director who has an interest in a matter that is being considered at a meeting of directors may, despite that interest, vote, be present and be counted in a quorum at the meeting, unless that is prohibited by the Law. No act, transaction, agreement, instrument, resolution or other thing is invalid or voidable only because a director fails to comply with that prohibition.

(g) The directors may exercise the voting rights given by shares in any corporation held or owned by the company in any way in all respects the directors decide. This includes voting for any resolution appointing a director as a director of that corporation or voting for the payment of remuneration to the directors of that corporation. A director may, if the law permits, vote for the exercise of those voting rights even though he or she is, or may be about to be appointed, a director of that other corporation and, in that capacity, interested in the exercise of those voting rights.

41 Powers and duties of directors

(a) The management and control of the company's business and affairs are vested in the directors, who may exercise all powers and do all things that are within the company's power and are not expressly required by the Law or this constitution to be exercised by the company in general meeting.

(b) The directors may exercise all the powers of the company:

(1) to borrow or raise money in any other way;

(2) to charge any of the company's property or business or any of its uncalled capital; and

(3) to issue debentures or give any other security for a debt, liability or obligation of the company or of any other person.

(c) Debentures or other securities may be issued on the terms and at prices decided by the directors, including bearing interest or not, with rights to subscribe for, or exchange into, shares or other securities in the company or a related body corporate or with special privileges as to redemption, participating in share issues, attending and voting at general meetings and appointing directors.

(d) The directors may decide how cheques, documents, promissory notes, banker's drafts, bills of exchange or other negotiable instruments must be signed, drawn, accepted, endorsed or otherwise executed, as applicable, by or on behalf of the company.

(e) The directors may:

(1) appoint or employ any person (including a person identified only as one of a fluctuating body or class of persons) as an officer, agent or attorney of the company for the purposes and with the powers, discretions and duties (including powers, discretions and duties vested in or exercisable by the directors), for any period and on any conditions they decide;

(2) authorise an officer, agent or attorney to delegate any of the powers, discretions and duties vested in the officer, agent or attorney; and

(3) without prejudice to any rights or obligations under any agreement entered into with the relevant person or under any law, remove or dismiss any officer, agent or attorney of the company at any time, with or without cause.

(f) A power of attorney may contain any provisions for the protection and convenience of the attorney or persons dealing with the attorney that the directors decide.

(g) All documents which of legal necessity need not be under seal and which the company is capable in law of entering into, bind the company if signed by a director or by a secretary by order of or with the prior or subsequent approval of the directors.

(h) A purchaser or other person dealing with the company in good faith may rely on a signature purporting to be that of a director or a secretary as conclusive evidence that the document has been properly signed under paragraph (g).

(i) Nothing in this rule 41 limits the general nature of paragraph (a).

42 Proceedings of directors

(a) The directors may meet together to attend to business and adjourn and regulate their meetings as they decide.

(b) The contemporaneous linking together by telephone or other method of audio or audio visual communication of a sufficient number of the directors to constitute a quorum, constitutes a meeting of the directors. All the provisions in this constitution relating to meetings of the directors apply, as far as they can and with any necessary changes, to meetings of the directors by telephone or audio or audio visual communication. The meeting is to be taken to be held at the place the chairman of the meeting decides on, as long as at least one of the directors involved was at that place for the duration of the meeting.

(c) A director taking part in a meeting by telephone or audio or audio visual communication is to be taken to be present in person at the meeting.

(d) If, before or during the meeting, any technical difficulty occurs whereby one or more directors cease to participate, the chairman may adjourn the meeting until the difficulty is remedied or may, where a quorum of directors remains present, continue with the meeting.

43 Calling meetings of directors

(a) A director may, whenever he or she thinks fit, call a meeting of the directors.

(b) A secretary must, on the requisition of a director, call a meeting of the directors.

44 Notice of meetings of directors

(a) Subject to this constitution, notice of a meeting of directors must be given to each person who is, at the time the notice is given, a director, except a director on leave of absence approved by the directors. The period of notice given to each person must be fair and reasonable.

(b) A notice of a meeting of directors may be given in person or by post, telex, facsimile, telephone or other method of written, audio, audio visual or electronic communication.

(c) A director may waive notice of a meeting of directors by giving the company notice to that effect in person or by post, telex, facsimile, telephone or other method of written, audio, audio visual or electronic communication.

(d) Failure to give notice to or failure to receive notice by a person entitled to receive notice of a meeting of directors does not invalidate any act or thing done or resolution passed at the meeting if:

(1) the failure occurred by accident or error; or

(2) the person attended the meeting or the person waived notice of the meeting (whether before or after the meeting).

(e) A person who attends a meeting of directors waives any objection that person may have to a failure to give notice of the meeting.

45 Quorum at meetings of directors

(a) No business may be transacted at a meeting of directors unless a quorum of directors is present at the time the business is dealt with.

(b) Until the directors decide differently, 2 directors constitute a quorum.

(c) If there is a vacancy in the office of a director, the remaining directors may act. But, if their number is not sufficient to constitute a quorum, they may act only in an emergency or to increase the number of directors to a number sufficient to constitute a quorum or to call a general meeting of the company.

46 Chairman and deputy chairman of directors

(a) The directors may elect a director to the office of chairman of directors and may elect one or more directors to the office of deputy chairman of directors. The directors may decide the period for which those offices will be held.

(b) The chairman of directors is entitled (if present within 10 minutes after the time appointed for the meeting and willing to act) to preside as chairman at each meeting of directors.

(c) If at a meeting of directors:

(1) there is no chairman of directors;

(2) the chairman of directors is not present within 10 minutes after the time appointed for holding the meeting; or

(3) the chairman of directors is present within that time but is not willing or declines to act as chairman of the meeting or of part of the meeting,

the directors present must elect one of themselves to chair the meeting or part of it.

47 Authority and decisions of directors

(a) A meeting of directors at which a quorum is present may exercise all the authorities, powers and discretions vested in or exercisable by the directors generally or under this constitution.

(b) Questions arising at a meeting of directors must be decided by a majority of votes cast by the directors present and entitled to vote on the matter. The decision is for all purposes a decision of the directors.

(c) Subject to paragraph (d), if the votes are equal on a proposed resolution, the chairman of the meeting has a casting vote, in addition to his or her deliberative vote.

(d) Where only 2 directors are present or entitled to vote at a meeting of directors and the votes are equal on a proposed resolution:

(1) the chairman of the meeting does not have a second or casting vote; and

(2) the proposed resolution is to be taken to have been lost.

48 Circular resolutions

A written resolution signed or consented to by all the directors (being directors who would at a meeting duly called constitute a quorum, but excluding any director on leave of absence approved by the directors or who, at a meeting of directors, would be prohibited by the Law from voting on the resolution) is as valid as if it had been passed at a meeting of directors duly called. A director may consent to a resolution by:

(a) signing the document containing the resolution (or a copy of that document);

(b) giving to the company at its registered office a written notice (including by facsimile or other electronic transmission) addressed to the secretary or to the chairman of directors signifying assent to the resolution and either setting out its terms or otherwise clearly identifying them; or

(c) telephoning the secretary or the chairman of directors and signifying assent to the resolution and clearly identifying its terms.

49 Alternate directors

(a) A director may, with the approval of a majority of his or her co-directors, appoint a person to be the director's alternate director for such period as the director decides.

(b) An alternate director may, but need not, be a member or a director of the company.

(c) One person may act as alternate director to more than one director.

(d) An alternate director is entitled to exercise all powers (except the power to appoint an alternate director) and perform all duties of a director, insofar as the director by whom he or she was appointed had not exercised or performed them.

(e) An alternate director is entitled, if the appointor does not attend a meeting of directors, to attend and vote in place of and on behalf of the appointor.

(f) An alternate director is entitled to a separate vote for each director the alternate director represents in addition to any vote the alternate director may have as a director in his or her own right.

(g) An alternate director, whilst acting as a director, is responsible to the company for his or her own acts and defaults and is not to be taken to be the agent of the director by whom he or she was appointed.

(h) The office of an alternate director is vacated if and when the appointor vacates office as a director.

(i) The appointment of an alternate director may be terminated or suspended at any time by the appointor or by a majority of the other directors.

(j) An appointment, or the termination or suspension of an appointment of an alternate director must be in writing signed and takes effect only when the company has received notice in writing of the appointment, termination or suspension.

(k) An alternate director is not to be taken into account in determining the minimum or maximum number of directors allowed or the rotation of directors under this constitution.

(l) An alternate director is to be counted for the purpose of determining whether a quorum is present at a meeting of directors attended by the alternate director at which the alternate director is entitled to vote.

(m) An alternate director is not entitled to receive any remuneration as a director from the company otherwise than out of the remuneration of the director appointing the alternate director but is entitled to travelling, hotel and other expenses reasonably incurred for the purpose of attending any meeting of directors at which the appointer is not present and at which the alternate director is entitled to vote.

50 Committees of directors

(a) The directors may delegate any of their powers to committees comprising those directors they decide.

(b) A committee to which any powers have been delegated must exercise the powers delegated in accordance with any directions of the directors.

(c) The provisions of this constitution applying to meetings and resolutions of directors apply, so far as they can and with any necessary changes, to meetings and resolutions of a committee of directors, except to the extent they are contrary to any direction given under paragraph (b).

(d) Membership of a committee of directors may, if the directors so decide, be treated as an extra service or special exertion performed by the members for the purposes of rule 37(f).

51 Validity of acts

An act done by a meeting of directors, a committee of directors or a person acting as a director is not invalidated by:

(a) a defect in the appointment of a person as a director, a member of a committee or to act as a director; or

(b) a person so appointed being disqualified, having vacated office or not being entitled to vote,

if that circumstance was not known by the directors, committee or person when the act was done.

Executive officers

52 Managing director and executive director

(a) The directors may appoint a managing director or other executive director who must be a director or who, if not already a director, must be appointed a director within 2 months after his or her appointment.

(b) A managing director's or other executive director's appointment automatically terminates if he or she does not become a director within 2 months of his or her appointment or, unless the directors decide differently, at any time ceases to be a director.

(c) A managing director or other executive director may be referred to by any title the directors decide on.

53 Secretary

(a) The directors must appoint at least one secretary and may appoint additional secretaries.

(b) The directors may appoint one or more assistant secretaries.

54 Provisions applying to executive officers

(a) The appointment of a managing director, executive director or secretary (each in this rule an **executive officer**) may be for the period, at the remuneration and on the conditions the directors decide.

(b) The remuneration payable by the company to a managing director or an executive director must not include a commission on, or percentage of, operating revenue.

(c) The directors may:

(1) delegate to or give an executive officer any powers, discretions and duties they decide;

(2) withdraw, suspend or vary any of the powers, discretions and duties given to an executive officer; and

(3) authorise the executive officer to delegate any of the powers, discretions and duties given to the executive officer.

(d) Unless the directors decide differently, the office of a director who is employed by the company or by a subsidiary of the company becomes vacant if the director ceases to be so employed.

(e) An act done by a person acting as an executive officer is not invalidated by a defect in the person's appointment as an executive officer, the person being disqualified to be an executive officer or having vacated office if he or she did not know that circumstance when the act was done.

Seals

55 Using the seal

Without limiting the ways in which the company can execute documents in accordance with the Law and subject to rule 58, if the company has a common seal any document to which it is affixed must be signed by 2 directors or by a director and a secretary unless a different procedure is decided by the directors.

56 Seal register

(a) The company may, for so long as it has a seal, keep a seal register and, on affixing the seal to any document (except a certificate for securities of the company), may enter in the register particulars of the document, giving in each case a short description of the document.

(b) The register, or any details from it that the directors require, may be produced at meetings of directors for noting the use of the seal since the previous meeting of directors.

57 Duplicate seals, share seals and certificate seals

(a) The company may have for use in place of its common seal outside the state or territory where its common seal (if any) is kept one or more duplicate seals, each of which must be a facsimile of the common seal of the company with the addition on its face of the words "duplicate seal" and the name of the place where it is to be used.

(b) The company may have for use on certificates for securities of the company in place of its common seal one or more share seals or certificate seals, each of which must be a facsimile of the common seal (if any) of the company with the addition on its face of the words "share seal" or "certificate seal".

(c) A document sealed with an duplicate seal or a certificate for securities of the company sealed with a share seal or certificate seal is to be taken to have been sealed with the common seal (if any) of the company.

58 Sealing and signing certificates

The directors may decide either generally or in a particular case that the seal and the signature of any director, secretary or other person is to be printed on or affixed to any certificates for securities in the company by some mechanical or other means.

Distributions to members

59 Dividends

(a) The directors may pay any interim and final dividends that, in their judgment, the financial position of the company justifies. The directors may rescind a decision to pay a dividend if they decide, before the payment date, that the company's financial position no longer justifies the payment.

(b) The directors may pay any dividend required to be paid under the terms of issue of a share.

(c) Paying a dividend does not require confirmation by a general meeting.

(d) Subject to any rights or restrictions attached to any shares or class of shares:

(1) all dividends must be paid equally on all shares, except that a partly paid share does not confer an entitlement to a greater proportion of the dividend than the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited);

(2) all dividends must be apportioned and paid proportionately to the amounts so paid or credited during any portion of the period for which the dividend is paid;

(3) a dividend may be paid at a rate per annum for a specified period;

(4) for the purposes of sub-paragraphs (1) and (2), unless the directors decide differently, an amount paid or credited as paid on a share in advance of a call is to be taken as not having been credited as paid on the share until it becomes payable; and

(5) interest is not payable by the company on any dividend.

(e) A declaration of the directors as to the amount of the net profits of the company is conclusive.

(f) Subject to the ASTC Settlement Rules, the directors may fix a books closing date or record date for a dividend, with or without suspending the registration of transfers from that date under rule 22.

(g) Subject to the ASTC Settlement Rules, a transfer of shares does not pass the right to any dividend declared on the shares unless the transfer is registered or left with the company for registration under rule 20(b):

(1) where the directors have fixed a books closing date or record date for the dividend, on or before that date; or

(2) where the directors have not fixed a books closing date or record date for that dividend, on or before the date the dividend is declared.

(h) The directors when resolving to pay a dividend may:

(1) direct payment of the dividend wholly or partly by the distribution of specific assets, including paid-up shares or other securities of the company or of another body corporate, either generally or to specific members; and

(2) unless prevented by the Listing Rules, direct payment of the dividend to particular shareholders wholly or partly out of any particular fund or reserve or out of profits derived from any particular source, and to the other shareholders wholly or partly out of any other particular fund or reserve or out of profits derived from any other particular source.

(i) Subject to the ASTC Settlement Rules, where a person is entitled to a share because of a transmission event, the directors may, but need not, retain any dividends payable on those shares until that person becomes registered as the holder of those shares or transfers them.

(j) The directors may retain from any dividend payable to a member any money presently payable by the member to the company in relation to shares in the company, whether on account of calls or for any other reason, and apply the amount retained in or towards satisfaction of the money owing.

(k) Payment of any dividend or other money in respect of a share may be made in any manner and by any means decided by the directors. Without prejudice to any other method of payment which the company may adopt, any dividend or other money payable by the company in respect of a share may be paid:

(1) by cheque sent through the post to the address in the register of members of the member entitled to the dividend or other money or, in the case of joint holders, to the address shown in the register as the address of any of the joint holders, or to such other address as the member or the joint holders in writing directs or direct, and every cheque so sent may be made payable to the person to whom it is sent and is sent at the person's risk;

(2) at the risk of the member or the joint holders, by such electronic or other means approved by the directors directly to:

(i) an account of the member or the joint holders;

(ii) an account of which the member or a joint holder is a joint account holder;

(iii) an account of which a joint holder is the sole account holder; or

(iv) any other account which the company in its absolute discretion determines is acceptable for the purposes of this rule;

in each case being an account, nominated in writing by the member or the joint holders, with:

(A) a bank within the meaning of the Banking Act 1959 or a bank established and conducted by a State of Australia or by an authority established under State law and representing a State;

(B) a building society;

(C) a credit union; or

(D) any other financial institution approved for the purposes of this rule by the directors from time to time,

and, in each case, being in Australia and participating in a direct credit system.

(l) If the directors decide to make a payment by electronic or other means approved by the directors under rule 59(k)(2) and an account is not nominated by the member or joint holders, the company may hold the amount payable in a separate account of the company until the member or joint holders nominate an account, without any obligation to pay interest, and the amount so held is to be treated as having been paid to the member or joint holders at the time it is credited to that account.

60 Capitalising profits

(a) Subject to the Listing Rules, any rights or restrictions attached to any shares or class of shares and any special resolution of the company in general meeting, the directors may capitalise and distribute among those members who would be entitled to receive dividends, and in the same proportions, any amount:

(1) forming part of the company's undivided profits;

(2) representing profits arising from an ascertained accretion to capital or from a revaluation of the company's assets;

(3) arising from the realisation of any of the company's assets; or

(4) available for distribution as a dividend for any other reason.

(b) The directors may resolve that any part of the capitalised amount is to be applied:

(1) in paying up in full, at an issue price decided by the resolution, any unissued shares in or other securities of the company;

(2) in paying up any amounts unpaid on shares or other securities held by the members; or

(3) partly as specified in sub-paragraph (1) and partly as specified in sub-paragraph (2).

The members entitled to share in the distribution must accept that application in full satisfaction of their interests in the capitalised amount.

(c) Rules 59(f) and (g) apply, so far as they can and with any necessary changes, to capitalising an amount under this rule 60 as if references in those rules to:

(1) a dividend were references to capitalising an amount; and

(2) the date a dividend is declared were references to the date the directors resolve to capitalise the amount under this rule 60.

61 Ancillary powers

(a) To give effect to any resolution to satisfy a dividend as set out in rule 59(h)(1) or by capitalising any amount under rule 60, the directors may:

(1) settle as they think expedient any difficulty that arises in making the distribution or capitalisation and, in particular:

(A) make cash payments in cases where shares or other securities in the company become issuable in fractions; and

(B) decide that amounts or fractions of less than a particular value decided by the directors may be disregarded in order to adjust the rights of all parties;

(2) fix the value for distribution of any specific assets;

(3) pay cash or issue shares or other securities to any member in order to adjust the rights of all parties;

(4) vest any of those specific assets, cash, shares or other securities in a trustee on the trusts for the persons entitled to the dividend or capitalised amount that seem expedient to the directors; and

(5) authorise any person to make, on behalf of all the members entitled to any further shares or other securities as a result of the distribution or capitalisation, an agreement with the company or another body corporate which provides, as appropriate:

(A) for the issue to them of those further shares or other securities credited as fully paid up; or

(B) for payment by the company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares or other securities by applying their respective proportions of the sum resolved to be capitalised.

Any agreement made under an authority referred to in this sub-paragraph (5) is effective and binds all members concerned.

(b) If the company distributes to members (either generally or to specific members) securities in the company or in another body corporate or trust (whether as a dividend or otherwise and whether or not for value), each of those members appoints the company as his or her agent to do anything needed to give effect to that distribution, including agreeing to become a member of that other body corporate.

(c) Any amount payable to the holder of a share, whether as or on account of dividends, repayment of capital, participation in surplus property of the company or otherwise, may, with the agreement of the holder or under the terms of issue of the share, be paid in the currency of a country other than Australia. The directors may fix a time before the payment date as the time at which the applicable exchange rate will be determined for that purpose.

62 Reserves

(a) Subject to this constitution, the directors may set aside out of the company's profits any reserves or provisions for any purposes they decide.

(b) The directors may appropriate to the company's profits any amount previously set aside as a reserve or provision.

(c) Setting aside an amount as a reserve or provision does not require the directors to keep the amount separate from the company's other assets or prevent the amount being used in the company's business or being invested in any investments the directors decide.

63 Carrying forward profits

The directors may carry forward any part of the profits remaining that they consider should not be distributed as dividends or capitalised, without transferring those profits to a reserve or provision.

64 Dividend and share investment plans

The directors may:

(a) establish a share investment plan on the terms they decide, under which:

(1) the whole or any part of any dividend due to members who participate in the plan on their shares or any class of shares; or

(2) any other amount paid by or payable to members,

may be applied in subscribing for or purchasing securities of the company or of a related body corporate; and

(b) amend, suspend or terminate any share investment plan they have established.

65 Dividend selection plans

The directors may:

(a) implement a dividend selection plan on the terms they decide, under which participants may choose:

(1) to receive a dividend from the company paid wholly or partly out of any particular fund or reserve or out of profits derived from any particular source; or

(2) to forgo a dividend from the company in place of some other form of distribution from the company or another body corporate or a trust; and

(b) amend, suspend or terminate any dividend selection plan they have implemented.

Winding up

66 Distributing surplus

(a) If the company is wound up and the surplus assets are insufficient to repay the whole of the paid up capital, the surplus assets must be distributed so that, as nearly as may be, the losses are borne by the members in proportion to the capital paid up or which ought to have been paid up on the shares held by them at the commencement of the winding up.

(b) If in a winding up the assets available for distribution among the members are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess must be distributed among the members in proportion to the capital paid up or which ought to have been paid up on the shares held by them at the commencement of the winding up.

(c) Paragraphs (a) and (b) are subject to the rights of the holders of shares issued upon special terms and conditions.

67 Dividing property

(a) If the company is wound up, the liquidator may, with the sanction of a special resolution:

(1) divide among the members the whole or any part of the company's property; and

(2) decide how the division is to be carried out as between the members or different classes of members.

(b) A division under paragraph (a) need not accord with the legal rights of the members and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part.

(c) Where a division under paragraph (a) does not accord with the legal rights of the members, a member is entitled to dissent and to exercise the same rights as if the special resolution sanctioning that division were a special resolution passed under section 507 of the Law.

(d) If any of the property to be divided under paragraph (a) includes securities with a liability to calls, any person entitled under the division to any of the securities may, within 10 days after the special resolution referred to in paragraph (a) is passed, by written notice direct the liquidator to sell the person's proportion of the securities and to account for the net proceeds. The liquidator must, if practicable, act accordingly.

(e) Nothing in this rule 67 takes away from or affects any right to exercise any statutory or other power which would have existed if this rule were omitted.

(f) Rule 61 applies, so far as it can and with any necessary changes, to a division by a liquidator under paragraph (a) as if references in rule 61 to:

(1) the directors were references to the liquidator; and

(2) a distribution or capitalisation were references to the division under paragraph (a).

Records

68 Inspection of and access to records

(a) A person who is not a director does not have the right to inspect any of the company's books, records or documents, except as provided by law or the following paragraphs of this rule 68 or authorised by the directors or by resolution of the shareholders in general meeting.

(b) If a person who is, or has been, a director asks during the Access Period to inspect or for a copy of a Board Paper belonging to, or in the possession or control of, the company in connection with Relevant Proceedings or Relevant Proceedings that the person proposes in good faith to bring or has reason to believe may be brought against the person, the company must permit the person to inspect the Board Paper at the registered office or provide the copy as soon as reasonably practicable (and in the case of the papers, documents and minutes referred to in sub-paragraphs (1) and (2) of paragraph (f) of this rule 68, not later than 14 days) after receiving the request.

(c) If the Board Paper is the subject of legal professional privilege to the benefit of the company or both the company and the person, the person must not, without the prior written consent of the company not to be unreasonably withheld, do anything that will cause that privilege to be waived, extinguished or lost or omit to do anything that is necessary to avoid that privilege being waived, extinguished or lost.

(d) Without limiting a person's right under this rule 68, the company may enter into a deed agreeing with the person to give effect to the right of the person conferred by this rule on such terms and conditions as the directors think fit and which are not inconsistent with this rule 68.

(e) "Access Period" means the period from the date the person commenced acting as a director of the company and ending on the later of:

(1) the date which is 7 years after the person ceased to be a director of the company; and

(2) the date any Relevant Proceedings commenced prior to the date referred to in sub-paragraph (1) and notified by the director to the company have been finally resolved.

(f) "Board Papers" means:

(1) all board papers, accompanying documents and documents tabled at, submitted to or the subject of presentations at meetings of directors of the company or of committees of the board; and

(2) minutes of meeting of directors of the company, including minutes of meetings of committees of the board; and

(3) all documents of the company or to which the company is a party relevant to the matters referred to in such board papers or minutes,

which papers or documents are brought into existence, or referred to at a meeting, during the Relevant Period and which minutes evidence meetings held during the Relevant Period.

(g) "documents" has the meaning given to it in section 25 of the Acts Interpretation Act 2001.

(h) "Relevant Period" means, in relation to a person, the period during which the person is a director of the company.

(i) "Relevant Proceedings" means, in relation to a person:

(1) any hearing, conference, dispute, inquiry or investigation of a court, arbitrator, mediator, tribunal or governmental or administrative body; and

(2) any procedural step preceding or otherwise relating to such a hearing, conference, dispute, inquiry or investigation,

in which the person is involved:

(3) as a party, witness or otherwise; and

(4) because the person is or was a director in the Relevant Period.

(j) This rule 68 does not limit any right the person otherwise has.

69 Indemnity and insurance

(a) To the extent permitted by law, the company must indemnify each person who is or has been an officer of the company, or an officer of a related body corporate of the company who in that capacity is or was a nominee of the company, on a full indemnity basis against all losses, liabilities, costs, charges and expenses ("Liabilities") incurred by the person in his or her capacity as an officer of the company or a related body corporate.

(b) The indemnity in rule 69(a):

(1) is enforceable without the officer having first to incur any expense or make any payment;

(2) is a continuing obligation and is enforceable by the officer even though the officer may have ceased to be an officer of the company or a related body corporate; and

(3) applies to Liabilities incurred both before and after the adoption of this constitution.

(c) The company may:

(1) enter into, or agree to enter into; and

(2) pay, or agree to pay, a premium in respect of,

a contract insuring a person who is or has been an officer of the company or of a related body corporate of the company against any Liability incurred by the person as such an officer, except in circumstances prohibited by the Law.

(d) Without limiting a person's right under this rule 69, the company may enter into a deed agreeing with the person to give effect to the rights of the person conferred by this rule or the exercise of a discretion under this rule, on such terms and conditions as the directors think fit and which are not inconsistent with this rule 69.

(e) Nothing in rule 69(a) or 69(c):

(1) affects any other right or remedy that a person to whom those rules apply may have in respect of any Liability referred to in those rules;

(2) limits the capacity of the company to indemnify or provide or pay for insurance for any person to whom those rules do not apply; or

(3) limits or diminishes the terms of any indemnity conferred or agreement to indemnify entered into prior to the adoption of this constitution.

70 Notices by the company to members

(a) Without limiting any other way in which notice may be given to a member under this constitution, the Law or the Listing Rules, the company may give a notice to a member by:

(1) delivering it personally to the member;

(2) sending it by prepaid post to the member's address in the register of members or any other address the member supplies to the company for giving notices; or

(3) sending it by fax or electronic transmission to the fax number or electronic address the member has supplied to the company for giving notices.

(b) The company may give a notice to the joint holders of a share by giving the notice in the way authorised by paragraph (a) to the joint holder who is named first in the register of members for the share.

(c) The company may give a notice to a person entitled to a share because of a transmission event by delivering it or sending it in the way authorised by paragraph (a) addressed to the name or title of the person, to:

(1) the address, fax number or electronic address that person has supplied to the company for giving notices to that person; or

(2) if that person has not supplied an address, fax number or electronic address, to the address, fax number or electronic address to which the notice might have been sent if that transmission event had not occurred.

(d) The company need not give a notice to a person by fax or electronic transmission merely because the person has supplied a fax number or electronic address for giving notices.

(e) A notice given to a member under paragraphs (a) or (b) is, even if a transmission event has occurred and whether or not the company has notice of that occurrence:

(1) duly given for any shares registered in that person's name, whether solely or jointly with another person; and

(2) sufficiently served on any person entitled to the shares because of the transmission event.

(f) A notice given to a person who is entitled to a share because of a transmission event is sufficiently served on the member in whose name the share is registered.

(g) A person who, because of a transfer of shares, becomes entitled to any shares registered in the name of a member, is taken to have received every notice which, before that person's name and address is entered in the register of members for those shares, is given to the member complying with this rule 70.

(h) A signature to any notice given by the company to a member under this rule 70 may be printed or affixed by some mechanical or other means.

(i) Where a member does not have a registered address or where the company believes that member is not known at the member's registered address, all notices are taken to be:

(1) given to the member if the notice is exhibited in the company's registered office for a period of 48 hours; and

(2) served at the commencement of that period,

unless and until the member informs the company of the member's address.

71 Notices by the company to directors

Subject to this constitution, the company may give a notice to a director by:

(a) delivering it personally to the director;

(b) sending it by prepaid post to the director's usual residential or business address, or any other address the director has supplied to the company for giving notices; or

(c) sending it by fax or electronic transmission to the fax number or electronic address the director has supplied to the company for giving notices.

72 Notices by directors to the company

Subject to this constitution, a director may give a notice to the company by:

(a) delivering it to the company's registered office;

(b) sending it by prepaid post to the company's registered office; or

(c) sending it by fax or electronic transmission to the principal fax number or electronic address at the company's registered office.

73 Time of service

(a) Where the company sends a notice by post, the notice is to be taken:

(1) as served if the notice is properly addressed and placed in the post with postage paid; and

(2) to have been served:

(A) if it is a notice concerning a general meeting, at 10 am on the day after the date it is posted; or

(B) in any other case, at the time the letter would be delivered in the ordinary course of post.

(b) A certificate signed by a secretary or officer of the company to the effect that a notice was duly posted under this constitution is conclusive evidence of that fact.

(c) Where the company sends a notice by fax, the notice is to be taken:

(1) as served if the correct fax number appears on the fax transmission report produced by the sender's fax machine; and

(2) to have been served at the time the fax is sent.

(d) Where the company sends a notice by electronic transmission, the notice is to be taken:

(1) as served if a message indicating receipt has been received by the company; and

(2) to have been served at the time the transmission is sent.

(e) Where the company gives a notice to a member by any other means permitted by the Law relating to the giving of notices and electronic means of access to them, the notice is taken as given at 10.00am on the day after the date on which the member is notified that the notice is available.

(f) Where a given number of days' notice or notice extending over any other period must be given, the day of service is not to be counted in the number of days or other period, unless this constitution provide differently.

74 Other communications and documents

Rules 70 to 73 (inclusive) apply, so far as they can and with any necessary changes, to serving any communication or document.

75 Written notices

A reference in this constitution to a written notice includes a notice given by fax or other electronic means.

General

76 Submission to jurisdiction

Each member submits to the non-exclusive jurisdiction of the Supreme Court of Victoria, the Federal Court of Australia and the courts which may hear appeals from those courts.

77 Prohibition and enforceability

(a) Any provision of, or the application of any provision of, this constitution which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

(b) If any provision of this constitution is unlawful or unenforceable, the unlawfulness or unenforceability of that provision does not affect the lawfulness, enforceability, operation, construction or interpretation of any other provision of this constitution, with the intent that the unlawful or unenforceable provision shall be treated for all purposes as severable from this constitution.

78 Transitional Provisions

This constitution must be interpreted in such a way that:

(a) every director, managing director and secretary in office in that capacity immediately before this constitution is adopted continues in office subject to, and is taken to have been appointed or elected under, this constitution;

(b) the directors are taken, immediately after this constitution is adopted, to have decided under rule 34 a number which is equal to the number of the persons in office as directors immediately after this constitution is adopted;

(c) any register maintained by the company immediately before this constitution is adopted is taken to be a register maintained under this constitution;

(d) any seal adopted by the company as a share seal or an official seal immediately before this constitution is adopted is taken to be a seal which the company has under a relevant authority given by this constitution; and

(e) unless a contrary intention appears in this constitution, all persons, things, agreements and circumstances appointed, approved or created by or under the constitution of the company in force before this constitution is adopted continue to have the same status, operation and effect after this constitution is adopted.

Restricted Securities

79 Restricted Securities

Where at any time any of the share capital of the company is classified by the Exchange as "restricted securities" despite any other provision of this constitution:

(a) the restricted securities must not be disposed of during the escrow period except as permitted by the Listing Rules or the Exchange;

(b) the company must refuse to acknowledge a disposal (including registering a transfer) of the restricted securities during the escrow period except as permitted by the Listing Rules or the Exchange; and

(c) during a breach of the Listing Rules relating to restricted securities, or a breach of a restriction agreement, the holder of the restricted securities is not entitled to any dividend or distribution, or voting rights, in respect of the restricted securities.

Proportional Takeovers

80 Proportional Takeovers

(a) Unless the context otherwise indicates or requires, expressions in this rule have the meaning given to them by the Corporations Act 2001.

(b) Where offers have been made under a proportional takeover bid for securities of the company:

(1) the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until a resolution (in this rule 80 referred to as "an approving resolution") to approve the bid is passed in accordance with the provisions of this rule 80;

(2) a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote on an approving resolution;

(3) an approving resolution is to be voted on at a meeting, convened and conducted by the company, of the persons entitled to vote on the resolution; and

(4) an approving resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

(c) The provisions of this constitution that apply in relation to a general meeting of members apply, with such modifications as the circumstances require, in relation to a meeting that is convened under this rule 80 as if the last-mentioned meeting were a general meeting of members.

(d) This rule 80 ceases to apply at the end of three years beginning at the time of the insertion of this rule or its last renewal in accordance with the Corporations Act 2001.

Note: By special resolution passed on 10 November 2003 Rule 80 was re-inserted in the above form for 3 years commencing on 24 November 2003

Table of contents

EX-2.1 3 dex21.htm FACILITY AGREEMENT DATED 23 JUNE 2004

CONFORMED COPY

A$500,000,000

FACILITY AGREEMENT

dated **23 June** 2004

for

Mayne Group Limited

arranged by
ANZ Investment Bank

with

Australia and New Zealand Banking Group Limited
acting as Agent

Freehills

CONTENTS

THIS AGREEMENT is dated **23 June** 2004 and made between:

(1) **MAYNE GROUP LIMITED** (ABN 56 004 073 410) (the "**Company**");

(2) **THE SUBSIDIARIES** of the Company listed in Part I of Schedule 1 as original borrowers (together with the Company the "**Original Borrowers**");

(3) **THE SUBSIDIARIES** of the Company listed in Part I of Schedule 1 as original guarantors (together with the Company and each other Original Borrower, the "**Original Guarantors**");

(4) **AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED** (ABN 11 005 357 522) trading as **ANZ INVESTMENT BANK** (the "**Arranger**");

(5) **THE FINANCIAL INSTITUTIONS** listed in Part II of Schedule 1 as lenders (the "**Original Lenders**"); and

(6) **AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED** (ABN 11 005 357 522) (the "**Agent**").

IT IS AGREED as follows:

SECTION 1
INTERPRETATION

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement:

"**Accession Letter**" means a document substantially in the form set out in Schedule 5 (*Form of Accession Letter*).

"**Additional Australian Borrower**" means an Additional Borrower that is incorporated in Australia.

"**Additional Borrower**" means a company which becomes an Additional Borrower in accordance with Clause 24 (*Changes to the Obligors*).

"**Additional Guarantor**" means a company which becomes an Additional Guarantor in accordance with Clause 24 (*Changes to the Obligors*).

"**Additional Loan Note Deed Poll**" means a deed poll entitled "Loan Note Deed Poll" in the form set out in Annexure A (*Form of Loan Note Deed Poll*) executed or to be executed by an Additional Australian Borrower after the date of this Agreement.

"**Affiliate**" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"**Agent's Spot Rate of Exchange**" means the Agent's spot rate of exchange for the purchase of the relevant currency with the Base Currency in the Sydney foreign exchange market at or about 11:00 a.m. on a particular day.

"**APLMA**" means the Asia Pacific Loan Market Association.

"**Approved Subsidiary**" means a wholly-owned Subsidiary of the Company which is incorporated in a jurisdiction acceptable to the Agent (acting on the instructions of all the Lenders).

"**Associate**" has the meaning given to it in Section 128F(9) of the Tax Act.

"**Australian Borrower**" means any Borrower that is incorporated in Australia.

"**Australian Withholding Tax**" means any Australian Tax required to be withheld or deducted from any interest or other payment under Division 11A of Part III of the Tax Act.

"**Authorised Officer**" means:

(a) in respect of an Obligor, any director, or any person from time to time nominated as an Authorised Officer by that Obligor by a notice to the Agent accompanied by certified copies of signatures of all new persons so appointed (and in respect of which the Agent has not received notice of revocation of the appointment); and

(b) in respect of a Finance Party, any person whose title or acting title includes the word ***Manager***, ***Director, Head*** or ***President*** or cognate expressions, or any secretary or director.

"**Authorisation**" means:

(a) an authorisation, consent, approval, resolution, licence, exemption, filing, lodgement or registration; or

(b) in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

"**Availability Period**" means:

(a) in relation to the Tranche A Facility, the period from and including the date of this Agreement to and including the Termination Date for the Tranche A Facility; and

(b) in relation to the Tranche B Facility, the period from and including the date of this Agreement to and including the Termination Date for the Tranche B Facility.

"**Available Commitment**" means, in relation to a Facility, a Lender's Commitment under that Facility minus:

(a) the Base Currency Amount of its participation in any outstanding Loans under that Facility; and

(b) in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Loans that are due to be made under that Facility on or before the proposed Utilisation Date, other than that Lender's participation in any Loans under that Facility that are due to be repaid or prepaid on or before the proposed Utilisation Date.

"**Available Currency**" means in relation to a Borrower, each currency described as such for the relevant Borrower in the following table (or any other currency as agreed between the Company and the Agent (acting on the instructions of all Lenders) each such other currency being an "**Optional Currency**"):

Borrower	Available Currency
Australian Borrower	Australian dollars, US dollars, euro and sterling
U.S. Borrower	US dollars and euro
English Borrower	euro, sterling and US dollars

"**Available Facility**" means, in relation to a Facility, the aggregate for the time being of each Lender's Available Commitment in respect of that Facility.

"**Base Currency**" means Australian dollars.

"**Base Currency Amount**" means, in relation to a Loan, the amount specified in the Utilisation Request delivered by a Borrower for that Loan (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request) adjusted to reflect any repayment or, prepayment, of the Loan.

"**Base Currency Equivalent**" means, in relation to an amount of Available Currency (other than the Base Currency) at any time, the Base Currency amount determined by the Agent by converting that amount of Available Currency into the Base Currency at the Agent's Spot Rate of Exchange at that time.

"**Base Rate**" means in relation to Loans in Australian dollars, BBSWAV, in relation to Loans in euro, EURIBOR, in relation to Loans in sterling, LIBOR, and in relation to Loans in US dollars, USD LIBOR.

"**BBSWAV**" for a period means:

(a) the average bid rate (rounded if necessary to the nearest four decimal places) for bills accepted by a bank having a tenor which most closely approximates the Interest Period and published on "BBSWAV" reference page of the Reuters Monitor System; or

(b) if:

   (i) for any reason that rate is not displayed by 10.30am on that date for a term equivalent to that period; or

   (ii) the basis on which that rate is displayed is changed and in the reasonable opinion of the Agent it ceases to reflect the Lenders' cost of funding,

   then BBSWAV will be the arithmetic mean of the buying rates quoted to the Agent by at least 3 Reference Banks at or about that time on that date, having regard, to the extent possible, to the rates otherwise bid and offered for bills of the applicable tenor at or around that time. If there are no buying rates the rate for each Lender will be the rate notified by that Lender to the Agent to be that Lender's cost of funding its participation in the relevant Loan for that period.

   Rates will be expressed as a yield percent per annum to maturity.

"**Borrower**" means an Original Borrower or an Additional Borrower, unless it has ceased to be a Borrower in accordance with Clause 24 (*Changes to the Obligors*).

"**Break Costs**" means the amount (if any) by which:

(a) the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market or acquiring a bill of exchange accepted by a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

"**Business Day**" means a day (other than a Saturday or Sunday) on which banks are open for general business in Melbourne and:

(a) (where the Base Rate is LIBOR or USD LIBOR), London;

(b) (in relation to any date for payment or purchase of a currency other than euro and Australian dollars) both the principal financial centre of the country of that currency and the city of the Relevant Facility Office; or

(c) (in relation to any date for payment or purchase of euro) any TARGET Day which is also a day (other than a Saturday or Sunday) on which banks are open for general business in the city of the Relevant Facility Office.

"**Calculation Date**" means 30 June and 31 December in each year.

"**Calculation Period**" means each period of 12 Months ending on a Calculation Date.

"**Commitment**" means a Tranche A Facility Commitment or a Tranche B Facility Commitment.

"**Compliance Certificate**" means a certificate substantially in the form set out in Schedule 7 (*Form of Compliance Certificate*).

"**Compliance Program**" means the Group Compliance Program detailed in the Group Compliance Program Manual of the Company, as updated from time to time, pursuant to which information is sought internally on a regular basis regarding breaches of legal or statutory obligations.

"**Debt to Earnings Ratio**" means the ratio of Total Financial Indebtedness to EBITDA.

"**Default**" means an Event of Default or any event or circumstance specified in Clause 22 (*Events of Default*) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"**EBIT**" means, for any period, the total amount of earnings for the Group before Gross Interest Expense, income Tax and individually significant or extraordinary items for that period, as calculated in accordance with GAAP, and before all earnings derived from assets which have been financed on a Limited Recourse Basis (other than revenues received by way of a permitted distribution from the profits of the relevant asset to an Obligor such that the amount of such distribution is not the subject of any Security) and also adjusted to take into account the effects from any acquisitions or disposals made during the period. The adjustments will be made on the basis of historical EBIT of the company or business acquired or disposed of in the period by reference to historical EBIT for the entire period and by reference to:

(a) in the case of disposals, the period of time during which the applicable company or business was part of the Group; or

(b) in the case of an acquisition, for that entire period.

"**EBITA**" means, for any period, the total amount of earnings for the Group before Gross Interest Expense, income Tax, individually significant or extraordinary items, and amortisation for that period, as calculated in accordance with GAAP, and before all earnings derived from assets which

have been financed on a Limited Recourse Basis (other than revenues received by way of a permitted distribution from the profits of the relevant asset to an Obligor such that the amount of such distribution is not the subject of any Security).

"**EBITDA**" means, for any period, the total amount of earnings for the Group before Gross Interest Expense, income Tax, individually significant or extraordinary items, depreciation and amortisation for that period, as calculated in accordance with GAAP, and before all earnings derived from assets which have been financed on a Limited Recourse Basis (other than revenues received by way of a permitted distribution from the profits of the relevant asset to an Obligor such that the amount of such distribution is not the subject of any Security) and also adjusted to take into account the effects from any acquisitions or disposals made during the period. The adjustments will be made on the basis of historical EBITDA of the company or business acquired or disposed of in the period by reference to historical EBITDA for the entire period and by reference to:

(a) in the case of disposals, the period of time during which the applicable company or business was part of the Group; or

(b) in the case of an acquisition, for that entire period.

"**English Borrower**" means any Borrower that is incorporated in England.

"**EURIBOR**" means, in relation to any Loan in euro:

(a) the applicable Screen Rate; or

(b) (if no Screen Rate is available for the period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by at least three Reference Banks to leading banks in the European interbank market,

as of the Specified Time on the Quotation Day for the offering of deposits in euro for a period comparable to the Interest Period of the relevant Loan.

"**Event of Default**" means any event or circumstance specified as such in Clause 22 (*Events of Default*).

"**Existing Facility Agreement**" means the A$220,000,000 facility agreement dated 27 June 2003 between the Company, Australia and New Zealand Banking Group Limited as arranger and agent, the companies named in that facility agreement as borrowers and original guarantors and the financial institutions named in that facility agreement as original lenders.

"**Facility**" means the Tranche A Facility or the Tranche B Facility (and **Facilities** means both of them).

"**Facility Office**" means the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

"**Fee Letter**" means any letter or letters dated on or about the date of this Agreement between the Arranger and the Company (or the Agent and the Company or an Original Lender and the Company) setting out any of the fees referred to in Clause 11 (*Fees*).

"**Finance Document**" means this Agreement, any Loan Note Deed Poll, a Loan Note, any Fee Letter, any Accession Letter and any other document designated as such by the Agent and the Company.

"**Finance Party**" means the Agent, the Arranger or a Lender.

"**Financial Indebtedness**" means any indebtedness for or in respect of:

(a) moneys borrowed;

(b) any amount raised under any acceptance credit, bill acceptance or bill endorsement facility;

(c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;

(e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(g) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account except for the purpose of calculating Total Financial Indebtedness where it will be the value given in latest consolidated Financial Statements for the Group provided to the Agent under Clause 19.1) (*Financial statements*); and

(h) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (g) above.

For the avoidance of doubt, it does not include any indemnity in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution.

"**Financial Report**" has the meaning given to that term in the *Corporations Act 2001 (Cth).*

"**Financial Statements**" has the meaning given to that term in the *Corporations Act 2001 (Cth).*

"**Financial Year**" means the period of 12 months ending on 30 June in each year.

"**GAAP**" means generally accepted accounting principles in Australia.

"**Governmental Agency**" means any government or any governmental, semi-governmental or judicial entity or authority. It also includes any self-regulatory organisation established under statute or any stock exchange.

"**Gross Interest Expense**" means for a period, all interest and amounts in the nature of interest or of similar effect to interest (other than principal payable under this Agreement) paid or payable by the Group including:

(a) any dividend or distribution payable on any stock or share included as indebtedness in the consolidated Financial Statements for the Group reflecting that period provided to the Agent under Clause 19.1 (*Financial statements*);

(b) the interest component of payments under any finance lease for that period;

(c) the face amount of any negotiable instrument drawn, issued, endorsed or accepted less the net proceeds of those negotiable instruments after discount or issue and payment of any acceptance, endorsement or similar fee for that period; and

(d) all line, facility, letter of credit, guarantee and similar fees and all fees, margins and other amounts of a regular or recurring nature payable in respect of all financial accommodation for that period including amortised portions for that period of:

(i) unused line or commitment fees; and

(ii) establishment, arrangement and other fees payable once only on the initial provision of financial accommodation.

"**Group**" means the Company and its Subsidiaries.

"**Guarantor**" means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Clause 24 (*Changes to the Obligors*).

"**Healthcare**" means the business of:

(a) owning and operating hospitals, ambulances, general practice medical centres, nursing homes or aged-care facilities (but not retirement villages);

(b) providing medical services (including but not limited to pathology, diagnostic imaging and ophthalmology), pharmacy services (including marketing and retail services to pharmacies), veterinary, nursing, allied health, respite care and outreach services; and/or

(c) researching, developing, manufacturing, distributing, selling and marketing Therapeutic Goods (including Therapeutic Devices and Medical Devices), pharmaceutical and nutraceutical products,

and such other business activities incidental to the above as approved by the Agent (acting on the instructions of the Majority Lenders). For the purposes of this definition, the terms "Therapeutic Goods", "Therapeutic Devices" and "Medical Devices" have the meanings given to those terms in the *Therapeutic Goods Act 1989 (Cth)*.

"**Holding Company**" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

"**Indirect Tax**" means any goods and services tax, consumption tax, value added tax or any tax of a similar nature.

"**Information Memorandum**" means the information memorandum prepared and distributed by the Arranger to selected financial institutions in relation to the Group and the Facilities at the request of the Company and in the form approved by the Company.

"**Intangible Assets**" means goodwill, patents, trade marks, design rights, franchises, licences, mastheads, future tax benefits, underwriting and formation expenses and any items which according to GAAP are regarded as intangible assets.

"**Interest Cover Ratio**" means the ratio of EBITA to Gross Interest Expense.

"**Interest Period**" means, in relation to a Loan, each period determined in accordance with Clause 9 (*Interest Periods*) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 *(Default interest)* or Clause 6.3 (*Default Interest*) of a Loan Note Deed Poll.

"**Legal Compliance Procedures**" means the semi-annual internal process by which the Company's legal department seeks details of material litigation, arbitration or administrative proceedings.

"**Lender**" means:

(a) any Original Lender; and

(b) any bank or financial institution which has become a Party in accordance with Clause 23 (*Changes to the Lenders*),

which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

"**LIBOR**" means, in relation to any Loan:

(a) the applicable Screen Rate; or

(b) (if no Screen Rate is available for the currency or period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by at least three Reference Banks to leading banks in the London interbank market,

as of the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan.

"**Limited Recourse Basis**" means a secured financing in respect of an asset or related group of assets (which together comprise a single project) in which the relevant financier's recourse and Security are limited solely to that asset or group of assets or, in the case where a Single Purpose Entity owns or operates that asset or group of assets, the shares in that Single Purpose Entity or its Single Purpose Holding Entity, the revenues from that asset or group of assets and any proceeds from the enforcement of that Security.

"**Loan**" means a Tranche A Facility Loan or a Tranche B Facility Loan.

"**Loan Note**" means an Original Loan Note or a loan note issued under an Additional Loan Note Deed Poll.

"**Loan Note Deed Poll**" means the Original Loan Note Deed Poll or an Additional Loan Note Deed Poll.

"**Majority Lenders**" means:

(a) where there is only one Lender, that Lender;

(b) where there are only two Lenders, both Lenders;

(c) where there are only three Lenders:

   (i) if there are no Loans then outstanding, at least two Lenders whose Commitments aggregate more than $66^2/_3$% of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than $66^2/_3$% of the Total Commitments immediately prior to the reduction); or

   (ii) at any other time, at least two Lenders whose participations in the Loans then outstanding aggregate more than $66^2/_3$% of all the Loans then outstanding, and

(d) where there are more than three Lenders:

   (i) if there are no Loans then outstanding, a Lender or Lenders whose Commitments aggregate more than $66^2/_3$% of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than $66^2/_3$% of the Total Commitments immediately prior to the reduction); or

   (ii) at any other time, a Lender or Lenders whose participations in the Loans then outstanding aggregate more than $66^2/_3$% of all the Loans then outstanding.

"**Management Accounts**" means the monthly management accounts for the Group prepared internally by a Group management accountant.

"**Mandatory Cost**" means the percentage rate per annum calculated by the Agent in accordance with Schedule 10 (*Mandatory Cost Formulae*).

"**Margin**" means the rate expressed as a percentage per annum determined by the Agent as follows:

(a) in respect of the Tranche A Facility, the Margin shall be determined as reflected in the table below in this paragraph (a) according to the Debt to Earnings Ratio:

(i) which, until the first Compliance Certificate in relation to the first Calculation Period ending on 30 June 2004 is delivered to the Agent, shall be deemed to be equal to or greater than 2.0x and less than 2.5x; and

(ii) calculated from the most recent Compliance Certificate provided to the Agent under Clause 19.2 (*Compliance Certificate*):

Debt to Earnings Ratio	Margin
<1.5x	***
1.5x to < 2.0x	***
2.0x to < 2.5x	***
2.5x to < or equal to 3.0x	***
>3.0x	***

*** Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

(b) in respect of the Tranche B Facility, the Margin shall be determined as reflected in the table below in this paragraph (b) according to the Debt to Earnings Ratio:

(i) which, until the first Compliance Certificate in relation to the first Calculation Period ending on 30 June 2004 is delivered to the Agent, shall be deemed to be equal to or greater than 2.0x and less than 2.5x; and

(ii) calculated from the most recent Compliance Certificate provided to the Agent under Clause 19.2 (*Compliance Certificate*):

Debt to Earnings Ratio	Margin
< 1.5x	***
1.5x to < 2.0x	***
2.0x to < 2.5x	***
2.5x to < or equal to 3.0x	***
>3.0x	***

*** Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

"**Material Acquisition Debt to Earnings Ratio Exemption**" has the meaning described in Clause 20.2(b).

"**Material Acquisition Interest Cover Ratio Exemption**" has the meaning described in Clause 20.1(b).

"**Material Adverse Effect**" means a material adverse effect on:

(a) the business, operation, property, condition (financial or otherwise) or prospects of the Group taken as a whole;

(b) the ability of the Obligors, taken as a whole, to perform their obligations under the Finance Documents; or

(c) the validity or enforceability of any Finance Document or the rights or remedies of any Finance Party under the Finance Documents.

"**Minor Subsidiary**" means any member of the Group, other than an Obligor, which has net external trading assets of less than A$5,000,000.

"**Month**" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a) (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c) if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

"**Moody's**" means Moody's Investors Service.

"**Multiple Participant**" has the meaning given to it in Clause 2.3(a) (*Multiple Participants*).

"**Obligor**" means a Borrower or a Guarantor.

"**Offshore Associate**" means an Associate of a person that is either a non-resident of Australia which does not subscribe for a Loan Note in carrying on a business at or through a permanent establishment in Australia or, alternatively, a resident of Australia that subscribes for a Loan Note in carrying on a business at or through a permanent establishment outside of Australia, other than acting in the capacity of a dealer, manager or underwriter in relation to the placement of the Loan Notes or a clearing house, custodian, funds manager or responsible entity of a registered scheme within the meaning of the Corporations Act 2001 (*Commonwealth*).

"**Operating Lease Rentals**" means all outgoings of the Group in relation to operating leases as shown in the consolidated Financial Statements most recently provided to the Agent under Clause 19.1 (*Financial statements*).

"**Original Australian Borrower**" means an Original Borrower that is incorporated in Australia.

"**Original Loan Note Deed Poll**" means the deed poll entitled "Loan Note Deed Poll" dated on or about the date of this Agreement in the form set out in Annexure A (*Form of Loan Note Deed Poll*).

"**Original Loan Note**" means a loan note issued under the Original Loan Note Deed Poll.

"**Original Obligor**" means an Original Borrower or an Original Guarantor.

"**Participating Member State**" means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to European Monetary Union.

"**Party**" means a party to this Agreement and includes its successors in title, permitted assigns and permitted transferees.

"**Prohibited Associate**" means a person who satisfies all three criteria in paragraphs (a), (b) and (c) of section 128F(6) of the Tax Act.

"**Qualifications of Law**" means, in respect of matters of law, the qualifications, provisos and assumptions referred to in Schedule 11 (*Qualifications of Law*).

"**Quotation Day**" means, in relation to any period for which an interest rate is to be determined:

(a) (if the currency is Australian dollars) the first day of that period;

(b) (if the currency is sterling) the first day of that period;

(c) (if the currency is euro) two TARGET Days before the first day of that period; or

(d) (for any other currency) two Business Days before the first day of that period,

unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

"**Reference Banks**" means, in relation to BBSWAV, Commonwealth Bank of Australia, Westpac Banking Corporation, Australia and New Zealand Banking Group Limited and National Australia Bank Limited, in relation to LIBOR and Mandatory Cost, the principal London offices of Barclays Bank PLC, The Royal Bank of Scotland Group, Deutsche Bank AG and Lloyds TSB, in relation to USD LIBOR, the principal London offices of Bank of America, Citibank, N.A., Barclays Bank PLC and JP Morgan Chase and, in relation to EURIBOR, the principal office in London of Barclays Bank PLC, JP Morgan Chase, Citibank, N.A. and Deutsche Bank AG or such other banks as may be appointed by the Agent in consultation with the Company.

"**Register**" means a register maintained by the Agent under Clause 31 (*Register*).

"**Relevant Facility Office**" unless otherwise agreed with the relevant Borrowers means:

(a) in respect of Loans made to an Australian Borrower, a Facility Office located in Australia;

(b) in respect of Loans made to a U.S. Borrower, a Facility Office located in New York;

(c) in respect of Loans made to an English Borrower, a Facility Office located in London.

"**Relevant Interbank Market**" means in relation to Australian dollars, the Australian bank bill market, in relation to euro, the European interbank market and, in relation to any other currency, the London interbank market.

"**Relevant Trust**" means:

(a) in relation to an Original Guarantor that is a Trustee, the trust set out opposite its name in Part 1 of Schedule 1; or

(b) in relation to an Additional Borrower or an Additional Guarantor that is a Trustee, each trust of which it is trustee as set out in the Accession Letter for that Additional Borrower or, as the case may be, that Additional Guarantor.

"**Relevant Trust Deed**" means, in relation to a Trustee, the trust deed as described opposite its name in Part 1 of Schedule 1 or as described in the relevant Accession Letter, as the case may be.

"**Repeating Representations**" means each of the representations set out in Clause 18 (*Representations*) (other than in Clauses 18.5 (b), 18.13 *(No proceedings pending or threatened)*, 18.20 *(Laws)*, 18.22(g) and 18.22(i) and 18.23 (*Repetition*)).

"**Resignation Letter**" means a letter substantially in the form set out in Schedule 6 (*Form of Resignation Letter*).

"**Rollover Loan**" means one or more Loans:

(a) made or to be made on the same day that a Loan matures;

(b) the aggregate amount of which is equal to or less than the maturing Loan;

(c) in the same currency as the maturing Loan (unless it arose as a result of the operation of Clause 6.2 (*Unavailability of a currency*)); and

(d) made or to be made to the same Borrower for the purpose of continuing a maturing Loan.

"**Screen Rate**" means:

(a) in relation to LIBOR, the British Bankers' Association Interest Settlement Rate for the relevant currency and period displayed on the appropriate page of the Reuters screen (being, at the date of this Agreement, LIBOR01);

(b) in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period displayed on the appropriate page of the Reuters screen (being, at the date of this Agreement, EURIBOR01);

(c) in relation to USD LIBOR, the British Bankers' Association Interest Settlement Rate for US dollars and the relevant period displayed on the appropriate page on the Reuters screen (being, at the date of this Agreement, LIBOR01).

(d) If the agreed page is replaced or service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with the Company and the Lenders.

"**Security**" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement, notice or arrangement having a similar effect.

"**Shareholders Funds**" means at any time, in respect of the Group the aggregate of:

(a) all paid up ordinary and preferred share capital;

(b) all reserves;

(c) all retained earnings; and

(d) all loans from shareholders subordinated in right of repayment to the Lenders,

as shown by the latest consolidated Financial Statements for the Group provided to the Agent under Clause 19.1 (*Financial statements*).

"**Single Purpose Entity**" means any member of the Group other than an Obligor, which:

(a) is incorporated, organised or established, and which exists at all times, solely for the purpose of holding, directly or indirectly, an ownership interest in an asset or related group of assets (which together comprise a single project) or operating an asset or such a group of assets;

(b) does not engage in any business not specifically related to such asset or such group or the financing thereof; and

(c) does not have any assets or Financial Indebtedness other than those relating specifically to its ownership interest in such asset or such group or the financing thereof.

"**Single Purpose Holding Entity**" means any member of the Group, other than an Obligor, which:

(a) is incorporated, organised or established, and which exists at all times, solely for the purpose of holding, directly or indirectly, an ownership interest in a Single Purpose Entity;

(b) does not engage in any business, not specifically related to its ownership interest in such Single Purpose Entity; and

(c) does not have any assets other than its shares or other ownership interests in such Single Purpose Entity.

"**Specified Time**" means a time determined in accordance with Schedule 9 (*Timetables*).

"**Standard & Poor's**" means Standard & Poor's, a division of The McGraw-Hill Companies.

"**Subsidiary**" means a subsidiary within the meaning of Part 1.2 Division 6 of the *Corporations Act 2001 (Cth)*.

"**TARGET**" means Trans-European Automated Real-time Gross Settlement Express Transfer payment system.

"**TARGET Day**" means any day on which TARGET is open for the settlement of payments in euro.

"**Tax**" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"**Tax Act**" means the Income Tax Assessment Act 1936.

"**Termination Date**" means:

(a) in relation to the Tranche A Facility, 15 July 2005 (or such later date as may be agreed under Clause 3.3 (*Extension of Termination Date*)); and

(b) in relation to the Tranche B Facility, 15 July 2009.

"**Total Assets**" means, in respect of the Group, the Total Assets as shown in the latest consolidated Financial Statements for the Group provided to the Agent under Clause 19.1 (*Financial statements*) but adjusted so as to:

(a) exclude:

(i) the amount of provisions for losses, depreciation and amortisation;

(ii) any provisions for income yet to mature;

(iii) any provisions for bad or doubtful debts;

(iv) any future taxation benefits resulting from Tax losses incurred; and

(v) any amount of a distribution or dividend paid since the date of the latest consolidated Financial Statements for the Group provided to the Agent under Clause 19.1 (*Financial statements*) to the extent that no provision has been made in those Financial Statements;

(b) include the proceeds of any issue of share capital or any calls on issued capital made since the date of the latest consolidated Financial Statements for the Group provided to the Agent under Clause 19.1 (*Financial statements*) to the extent that those proceeds constitute an addition to assets but not to the extent those proceeds are used to discharge any liability;

(c) make such other adjustments under GAAP which the Company considers appropriate and an independent auditor acceptable to the Agent determines are necessary to reflect changes since the date of the latest consolidated Financial Statements for the Group provided to the Agent under Clause 19.1 (*Financial statements*).

"**Total Commitments**" means, at any time, the aggregate of the Total Tranche A Facility Commitments and the Total Tranche B Facility Commitments at that time.

"**Total Financial Indebtedness**" means, at any time all Financial Indebtedness of the Group outstanding at that time, but excluding:

(a) any intra-Group loans, borrowings and credit support arrangements outstanding at that time;

(b) Financial Indebtedness that is secured on a Limited Recourse Basis;

(c) guarantees provided by F.H. Faulding & Co. Limited and Faulding Healthcare Pty Ltd to support pharmacy related loans; and

(d) operating leases held by any member of the Group outstanding at that time.

"**Total Tangible Assets**" means, at any time, the total book value of all assets of the Group on a consolidated basis as shown in the latest consolidated Financial Statements for the Group provided to the Agent under Clause 19.1 (*Financial statements*), but after deducting all Intangible Assets.

"**Total Tranche A Facility Commitments**" means, at any time, the aggregate of the Tranche A Facility Commitments at that time.

"**Total Tranche B Facility Commitments**" means, at any time, the aggregate of the Tranche B Facility Commitments at that time.

"**Tranche A Facility**" means the revolving loan facility made available under this Agreement as described in Clause 2.1(a) (*The Facilities*).

"**Tranche A Facility Commitment**" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Tranche A Facility Commitment" in Part II of Schedule 1 (*The Original Parties*) and the amount of any other Tranche A Facility Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Tranche A Facility Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"**Tranche A Facility Loan**" means a loan made or to be made under the Tranche A Facility or the principal amount outstanding for the time being of that loan.

"**Tranche B Facility**" means the revolving loan facility made available under this Agreement as described in Clause 2.1(b) (*The Facilities*).

"**Tranche B Facility Commitment**" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Tranche B Facility Commitment" in Part II of Schedule 1 (*The Original Parties*) and the amount of any other Tranche B Facility Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Tranche B Facility Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"**Tranche B Facility Loan**" means a loan made or to be made under the Tranche B Facility or the principal amount outstanding for the time being of that loan.

"**Transfer Certificate**" means a certificate substantially in the form set out in Schedule 4 (*Form of Transfer Certificate*) or any other form agreed between the Agent and the Company.

"**Transfer Date**" means, in relation to a transfer the later of:

(a) the proposed Transfer Date specified in the Transfer Certificate; and

(b) the date which is the fifth Business Day after the date of delivery of the relevant Transfer Certificate to the Agent, or such earlier Business Day endorsed by the Agent on such Transfer Certificate.

"**Treaty Lender**" means a UK Treaty Lender or a US Treaty Lender.

"**Treaty State**" means a jurisdiction having a double taxation agreement (a "**UK Treaty**") with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest.

"**Trust**" means any Relevant Trust.

"**Trust Deed**" means any Relevant Trust Deed.

"**Trustee**" means:

(a) an Additional Borrower that is described in the relevant Accession Letter as being the trustee of one or more trusts;

(b) an Original Guarantor that has a trust set out opposite its name in Part 1 of Schedule 1; or

(c) an Additional Guarantor that is described in the relevant Accession Letter as being the trustee of one or more trusts.

"**UK Qualifying Lender**" means in relation to a Borrower who is a resident for tax purposes in the United Kingdom, a Lender which is:

(a) within the charge to United Kingdom corporation tax in respect of and beneficially entitled to any payment of interest on a Loan, such Loan having been made by a person that was a bank for the purposes of section 349 of the Income and Corporation Taxes Act 1988 of the United Kingdom at the time the Loan was made;

(b) a company resident in the United Kingdom for tax purposes or a company not resident in the United Kingdom for tax purposes but which carries on a trade in the United Kingdom through a permanent establishment and brings into account in computing its chargeable profits payments made to it under this Agreement which, in each case, is beneficially entitled to payments made to it under this Agreement; or

(c) a UK Treaty Lender.

"**UK Treaty Lender**" means a Lender which:

(a) is treated as a resident of a Treaty State for the purposes of the UK Treaty; and

(b) does not carry on a business in the United Kingdom through a permanent establishment with which its participation in the Loan is effectively connected.

"**United States Person**" has the meaning given in section 7701(a)(30) of the United States Internal Revenue Code of 1986, as amended.

"**Unpaid Sum**" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

"**U.S. Borrower**" means any Borrower that is incorporated anywhere in the United States of America.

"**USD LIBOR**" means, in relation to any Loan:

(a) the applicable Screen Rate; or

(b) (if the rate referred to in the paragraph (a) is not available for US dollars or period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by at least 3 Reference Banks,

as of the Specified Time on the Quotation Day for the offering of deposits in US Dollars and for a period comparable to the Interest Period of the relevant Loan.

"**US Qualifying Lender**" means in relation to a Borrower who is either a United States Person or who is a resident for tax purposes in the United States, a Lender which is:

(a) a United States Person;

(b) is not a United States Person, but has, prior to becoming a Lender hereunder, and as and when required by the United States Internal Revenue Code of 1986, as amended (the "US Code"), delivered to the U.S. Borrower such certificates and other evidence establishing that with respect to payments of principal, interest or fees hereunder, it is not subject to US federal withholding tax or is totally or partially exempt for US withholding tax under a provision of an applicable tax treaty (but if partially exempt, still will not subject the U.S. Borrower to any withholding tax thereunder), or it is not a "bank" for purposes of Section 881(c)(3)(A) of the US Code, or a 10% shareholder for purposes of Section 881(c)(3)(B) of the US Code, or is controlled by a foreign corporation receiving interest from a related person for purposes of Section 881(c)(3)(C) of the US Code; or

(c) is a US Treaty Lender.

"US Treaty Lender" means in relation to a Loan to a U.S. Borrower, a Lender which is not a United States Person and is entitled to submit valid IRS forms that entitle such Lender to a complete exemption from withholding of United States Federal income tax on the receipt of payment of principal, interest or fees under this Agreement, as the context may require.

"**Utilisation**" means a utilisation of a Facility.

"**Utilisation Date**" means the date of a Utilisation, being the date on which the relevant Loan is to be made.

"**Utilisation Request**" means a notice substantially in the form set out in Part I of Schedule 3 (*Requests*).

1.2 Construction

(a) Any reference in this Agreement to:

(i) "**assets**" includes present and future properties, revenues and rights of every description;

(ii) the "**European interbank market**" means the interbank market for euro operating in Participating Member States;

(iii) a "**Finance Document**" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended or novated;

(iv) "**indebtedness**" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(v) a "**person**" includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two or more of the foregoing;

(vi) a "**regulation**" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(vii) a provision of law is a reference to that provision as amended or re-enacted;

(viii) "**beneficiaries**" of a trust includes unitholders; and

(ix) unless a contrary indication appears, a time of day is a reference to Melbourne time.

(b) Section, Clause, Schedule and Annexure headings are for ease of reference only.

(c) Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d) A Default (other than an Event of Default) is "**continuing**" if it has not been remedied or waived and an Event of Default is "**continuing**" if it has not been remedied or waived.

1.3 Currency Symbols

"**$**", "**Australian dollars**", "**dollars**" denote the lawful currency of the Commonwealth of Australia, "**sterling**" and "**£**" denote the lawful currency of the United Kingdom, "**EUR**" and "**euro**" mean the single currency unit of the Participating Member States and "**US$**", "**US dollars**" and "**United States dollars**" denote the lawful currency of the United States of America.

1.4 Trustees

Each Trustee enters into this Agreement and each of the other Finance Documents to which it is expressed to be a party in its personal capacity and in its capacity as trustee of its Relevant Trust.

SECTION 2
THE FACILITIES

2. THE FACILITIES

2.1 The Facilities

Subject to the terms of this Agreement, the Lenders will make available to the Borrowers:

(a) a multicurrency revolving cash advance and loan note subscription facility in an aggregate amount equal to the Total Tranche A Facility Commitments; and

(b) a multicurrency revolving cash advance and loan note subscription facility in an aggregate amount equal to the Total Tranche B Facility Commitments.

The cash advance facilities referred to in paragraphs (a) and (b) are only available to the English Borrowers and the U.S. Borrowers. The loan note subscription facilities referred to in paragraphs (a) and (b) are only available to the Australian Borrowers.

2.2 Lenders' rights and obligations

(a) The obligations of each Lender under the Finance Documents are several. Failure by a Lender to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b) The rights of each Lender under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Lender from an Obligor shall be a separate and independent debt.

(c) A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

2.3 Multiple Participants

Despite Clause 2.2 (*Lenders' rights and obligations*), the Parties acknowledge and agree that:

(a) where two or more financial institutions ("**Multiple Participants**") appear as one Lender in respect of a Commitment, that Commitment is made by the Multiple Participant whose name first appears in respect of that Lender in Part II of schedule 1 (*Original Lenders*) or, as the case may be, in the relevant document for that Lender that is executed pursuant to clause 23 (*Changes to the Lenders*);

(b) where any of the Multiple Participants is obliged to do anything under a Finance Document as a Lender which one of them actually does it will be determined by any one of them in its absolute discretion, provided that thing is done in accordance with the Finance Documents;

(c) the performance by any Multiple Participant of an obligation of the relevant Lender under a Finance Document will satisfy, to the extent of that performance, the obligation of the relevant Lender (and each other related Multiple Participant) under the Finance Document, provided that the performance of that obligation is in accordance with the Finance Documents;

(d) a payment to any Multiple Participant in respect of an obligation to pay the relevant Lender will satisfy, to the extent of that payment, the obligation to pay the other related Multiple Participants;

(e) a consent from, communication to or by, or the exercise of a discretion by, any Multiple Participant in its capacity as a Lender, binds all of the other related Multiple Participants as a Lender; and

(f) "Lender":

(i) in relation to a Loan, shall be a reference to whichever of the Multiple Participants will or has actually provided that Loan; and

(ii) otherwise, subject to Clause 2.3(a) and so far as it relates to any one or more of the related Multiple Participants, means any or all of those Multiple Participants (as applicable).

3. PURPOSE

3.1 Purpose

(a) Each Borrower shall apply all amounts received by it under the Tranche A Facility solely towards the following:

(i) refinancing the Financial Indebtedness under the Existing Facility Agreement;

(ii) its short term working capital requirements; and

(iii) its general corporate purposes (including as a source of funding for acquisitions and permitted restructures) of the Group.

(b) Each Borrower shall apply all amounts received by it under the Tranche B Facility solely towards:

(i) refinancing the Financial Indebtedness under the Existing Facility Agreement; and

(ii) its general corporate purposes (including as a source of funding for acquisitions and permitted restructures) of the Group.

3.2 Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

3.3 Extension of Termination Date

(a) The Company may provide to the Agent on a day at least 45 days prior to the prevailing Termination Date in relation to the Tranche A Facility, a request to extend the Termination Date in respect of the Tranche A Facility for a further 364 days provided such extended Termination Date shall not extend beyond 15 July 2008. Each Lender will not have any obligation to extend the Termination Date in respect of the Tranche A Facility and any decision whether to agree to such extension will be at its sole and absolute discretion.

(b) Each Lender agrees to execute an amending agreement or other document, each in form and substance satisfactory to it, to formalise:

(i) any extension to the Termination Date for the Tranche A Facility from time to time in accordance with Clause 3.3(a); and

(ii) if applicable, the cessation of a Party in its capacity as a Lender (including itself) in respect of the Tranche A Facility from time to time, to the extent not all Lenders agree to an extension of the Termination Date for the Tranche A Facility at the relevant time.

4. CONDITIONS OF UTILISATION

4.1 Initial conditions precedent

No Borrower may deliver a Utilisation Request unless the Agent has received all of the documents and other evidence listed in Part I of Schedule 2 (*Conditions precedent*) in form and substance satisfactory to the Agent. The Agent shall notify the Company and the Lenders promptly upon being so satisfied.

4.2 Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.4 (*Lenders' participation*) if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a) in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan and, in the case of any other Loan, no Default is continuing or would result from the proposed Loan; and

(b) the Repeating Representations to be made by each Obligor are true in all material respects.

4.3 Maximum number of Loans

(a) A Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation more than ten Loans would be outstanding (unless otherwise agreed by the Agent (acting on the instructions of the Majority Lenders)).

(b) Any Loan made by a single Lender under Clause 6.2 (*Unavailability of a currency*) shall not be taken into account in this Clause 4.3.

4.4 Method of utilisation

An Australian Borrower may only utilise a Facility by way of Loan Notes. An English Borrower or a U.S. Borrower may only utilise a Facility by way of cash advances.

SECTION 3
UTILISATION

5. UTILISATION

5.1 Delivery of a Utilisation Request

A Borrower may utilise a Facility by delivery not later than the Specified Time (or such shorter period as otherwise agreed by the Agent (acting on the instructions of all the Lenders)) to the Agent of a Utilisation Request duly completed and signed by an Authorised Officer of the Borrower.

5.2 Completion of a Utilisation Request

(a) Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i) it identifies the name of the relevant Borrower and whether it is an Australian Borrower, English Borrower or U.S. Borrower;

(ii) it identifies the Facility to be utilised;

(iii) the proposed Utilisation Date is a Business Day within the Availability Period applicable to that Facility;

(iv) it identifies the means by which the Facility is to be utilised;

(v) the currency and amount of the Utilisation comply with Clause5.3 (*Currency and amount*);

(vi) the currency of the Utilisation is an Available Currency; and

(vii) the proposed Interest Period complies with Clause 9 (*Interest Periods*).

(b) Only one Loan may be requested in each Utilisation Request.

5.3 Currency and amount

(a) The currency specified in a Utilisation Request delivered by a Borrower must be an Available Currency for that Borrower.

(b) In the case of a proposed Tranche A Facility Loan, the amount of the Loan must be:

(i) if the currency selected is the Base Currency, a minimum of $5,000,000 and an integral multiple of $1,000,000;

(ii) if the currency selected is sterling, a minimum of £2,000,000 and an integral multiple of £1,000,000;

(iii) if the currency selected is euro, a minimum of EUR2,000,000 and an integral multiple of EUR1,000,000;

(iv) if the currency selected is United States dollars, a minimum of US$2,000,000 and an integral multiple of US$1,000,000; or

(v) if the currency selected is an Optional Currency, a minimum amount (and an integral multiple) as specified by the Agent on the date the Company and the Agent (acting on the instructions of all Lenders) agree such currency is to be an Optional Currency,

or in any case, if less, the Available Facility in relation to the Tranche A Facility, but so that the total Base Currency Amount for all Tranche A Facility Loans will not exceed the Total Tranche A Facility Commitments.

(c) In the case of a proposed Tranche B Facility Loan, the amount of the Loan must be:

(i) if the currency selected is the Base Currency, a minimum of $10,000,000 and an integral multiple of $5,000,000;

(ii) if the currency selected is sterling, a minimum of £5,000,000 and an integral multiple of £5,000,000;

(iii) if the currency selected is euro, a minimum of EUR5,000,000 and an integral multiple of EUR5,000,000;

(iv) if the currency selected is United States dollars, a minimum of US$5,000,000 and an integral multiple of US$5,000,000; or

(v) if the currency selected is an Optional Currency, a minimum amount (and an integral multiple) as specified by the Agent on the date the Company and the Agent (acting on the instructions of all Lenders) agree such currency is to be an Optional Currency,

or in any case, if less, the Available Facility in relation to the Tranche B Facility but so that the total Base Currency Amount for all Tranche B Facility Loans will not exceed the Total Tranche B Facility Commitments.

5.4 **Lenders' participation**

(a) If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available through its Relevant Facility Office.

(b) The Lenders shall, subject to the terms of this Agreement, subscribe for Loan Notes of the Australian Borrowers and by way of subscription make available to the Australian Borrowers the loan note subscription facilities that form part of the Facilities.

(c) The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(d) A Lender need not provide the funds to make available (in cash) a Loan to the extent that the Borrower is redrawing a Loan which would otherwise be repaid on the Utilisation Date.

(e) The Agent shall notify each Lender of the amount, currency and the Base Currency Amount of each Loan at the Specified Time.

5.5 **Issue of Loan Notes**

(a) The Australian Borrowers shall issue the Loan Notes to each Lender in accordance with the relevant Loan Note Deed Poll.

(b) The issue of Loan Notes is to be effected by the inscription in the Register by the Agent of the information described in Clause 31.2 (*The Register*).

(c) Before the first Utilisation Date, the Original Australian Borrowers will sign and seal the Original Loan Note Deed Poll and forward it to the Agent in escrow. On receipt of the money referred to in Clause 5.4 (*Lenders' participation*), the Agent will date the Original Loan Note Deed Poll and the Original Australian Borrowers will be taken to have delivered the Original Loan Note Deed Poll.

(d) In respect of each Additional Australian Borrower, before the first Utilisation Date for that Additional Australian Borrower, the Additional Australian Borrower will sign and seal an Additional Loan Note Deed Poll and forward it to the Agent in escrow. On receipt of the money referred to in Clause 5.4 (*Lenders' participation*) for the relevant Utilisation by that Additional Australian Borrower, the Agent will date the Additional Loan Note Deed Poll and the Additional Australian Borrower will be taken to have delivered the Additional Loan Note Deed Poll.

(e) On receipt of the funds from each Lender in accordance with Clause 5.4 (*Lenders' participation*) the Agent shall do the following in respect of drawings by Australian Borrowers.

(i) Pay those funds to the relevant account specified in the Utilisation Request.

(ii) In the case of the first Utilisation Date in respect of each Australian Borrower, enter the Loan Notes to be issued under paragraph (a) in the Register.

(iii) In the case of each Utilisation Date amend the Register to reflect the revised principal amount outstanding.

5.6 **Reliquefication bills**

(a) Each Australian Borrower irrevocably and for value authorises each Lender (at the option of the Lender) from time to time:

(i) to prepare reliquefication bills of exchange in relation to a Loan to it denominated in Australian dollars; and

(ii) to sign them as drawer or endorser in the name of and on behalf of the Australian Borrower.

(b) The total face amount of reliquefication bills prepared by any Lender and outstanding in relation to any Loan must not at any time exceed:

(i) that Lender's share of the principal amount of that Loan; plus

(ii) the total interest on that share over the relevant Interest Period.

(c) Reliquefication bills must mature on or before the last day of the relevant Interest Period.

(d) Each Lender may realise or deal with any reliquefication bill prepared by it as it thinks fit.

(e) (i) Each Lender shall indemnify the relevant Australian Borrower on demand against all liabilities, costs and expenses incurred by the Australian Borrower by reason of it being a party to a reliquefication bill prepared by that Lender.

(ii) This paragraph (e) does not affect any obligation of the Australian Borrower under the Finance Documents. In particular the obligations of the Australian Borrower to make payments under the Finance Documents are not in any way affected by any liability of a Lender, contingent or otherwise, under this indemnity.

(f) If a reliquefication bill is presented to the Australian Borrower and the Australian Borrower discharges it by payment, the amount of that payment will be deemed to have been applied against the moneys payable to that Lender.

5.7 **Currency Fluctuations**

(a) On or within seven Business Days of each Calculation Date, the Agent may calculate, as at the Calculation Date, the aggregate Base Currency Equivalent on that date of all Tranche A Facility Loans and Tranche B Facility Loans that are denominated in a currency other than the Base

Currency and notify the relevant Borrower of any amount required to be paid by it to the Agent under Clause 5.7(b).

(b) If, at a Calculation Date:

(i) the aggregate amount of all Tranche A Facility Loans that are denominated in the Base Currency and the Base Currency Equivalent of all Tranche A Facility Loans that are denominated in a currency other than the Base Currency is greater than 105% of the Total Tranche A Facility Commitments (the amount, if any, greater than 105% being the "Tranche A Excess"); or

(ii) the aggregate amount of all Tranche B Facility Loans that are denominated in the Base Currency and the Base Currency Equivalent of all Tranche B Facility Loans that are denominated in a currency other than the Base Currency is greater than 105% of the Total Tranche B Facility Commitments (the amount, if any, greater than 105% being the "Tranche B Excess"),

a Borrower must, upon receiving notice from the Agent under Clause 5.7(a), immediately pay to the Agent by way of prepayment an amount equal to the Tranche A Excess or the Tranche B Excess, as applicable.

5.8 Remittance of proceeds

On receipt of funds from each Lender in accordance with Clause 5.4 (*Lenders' participation*) the Agent shall pay those funds to the relevant account specified in the Utilisation Request.

6. AVAILABLE CURRENCIES

6.1 Selection of currency

A Borrower (or the Company on behalf of a Borrower) shall select the currency of a Loan in a Utilisation Request, but only from the Available Currencies for that Borrower.

6.2 Unavailability of a currency

If before the Specified Time on the day specified in Schedule 9:

(a) the Agent has received notice from a Lender that the Available Currency (other than the Base Currency) requested is not readily available to it in the amount required; or

(b) a Lender notifies the Agent that compliance with its obligation to participate in a Loan in the proposed Available Currency (other than the Base Currency) would contravene a law or regulation applicable to it,

the Agent will give notice to the relevant Borrower to that effect by the Specified Time on the day set out in Schedule 9. In this event, any Lender that gives notice pursuant to this Clause 6.2 will be required to participate in the Loan in the Base Currency (in an amount equal to that Lender's proportion of the Base Currency Amount or, in respect of a Rollover Loan, an amount equal to that Lender's proportion of the Base Currency Amount of the maturing Loan that is due to be repaid) and its participation will be treated as a separate Loan denominated in the Base Currency during that Interest Period.

SECTION 4

REPAYMENT, PREPAYMENT AND CANCELLATION

7. CANCELLATION AND VOLUNTARY PREPAYMENT

7.1 Voluntary cancellation

The Company may, if it gives the Agent written notice of not less than 30 days (or such shorter period as the Majority Lenders may agree), cancel the whole or any part (being integral multiples of $5,000,000 for the Tranche A Facility and integral multiples of $10,000,000 for the Tranche B Facility) of an Available Facility. Any cancellation under this Clause 7.1 shall reduce the Commitments of the Lenders rateably under that Facility.

7.2 Voluntary Prepayment of Loans

The Borrower to which a Loan has been made may, if it gives the Agent not less than five Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Loan (but if in part, being an amount that reduces the Base Currency Amount of the Loan by a minimum amount of $5,000,000).

7.3 Right of repayment and cancellation in relation to a single Lender

(a) If:

(i) any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 12.2 (*Tax gross-up*); or

(ii) any Lender claims indemnification from the Company under Clause 12.3 (*Tax indemnity*) or Clause 13.1 (*Increased costs*),

the Company may, whilst the circumstance giving rise to the requirement or indemnification continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Loans.

(b) On receipt of a notice referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.

(c) On the last day of each Interest Period which ends after the Company has given notice under paragraph (a) above (or, if earlier, the date specified by the Company in that notice), each Borrower to which a Loan is outstanding shall repay that Lender's participation in that Loan.

7.4 Restrictions

(a) Any notice of cancellation or prepayment given by any Party under this Clause 7 or under the relevant Loan Note Deed Poll shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b) Any prepayment under a Finance Document shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

(c) Unless a contrary indication appears in this Agreement, any part of a Facility which is prepaid may be reborrowed in accordance with the terms of this Agreement.

(d) The Borrowers shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement or the relevant Loan Note Deed Poll.

(e) No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(f) If the Agent receives a notice under this Clause 7 it shall promptly forward a copy of that notice to either the Company or the affected Lender or Lenders, as appropriate.

7.5 **Repayment of Loans**

Each English Borrower or U.S. Borrower which has drawn a Loan shall repay that Loan on the last day of its Interest Period except to the extent it is being redrawn in the same currency in accordance with this Agreement.

7.6 **Repayment of Amounts Outstanding**

Each English Borrower and each U.S. Borrower must pay or repay all Loans made to it which are outstanding under a Facility together with all accrued interest and other amounts owing by that Borrower in respect of that Facility in full to the Agent for the account of the Lenders on the Termination Date for that Facility or on any other date on which all Loans under that Facility are, or are required to be, repaid or prepaid in full in accordance with the Finance Documents.

SECTION 5

COSTS OF UTILISATION

8. INTEREST

8.1 Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a) Margin;

(b) the Base Rate; and

(c) Mandatory Cost, if any.

8.2 Payment of interest

An English Borrower or a U.S. Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than six Months, on the dates falling at six monthly intervals after the first day of the Interest Period) and when the Loan is repaid or prepaid.

8.3 Default interest

(a) If an Obligor (other than an Australian Borrower) fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate 2 per cent higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 8.3 shall be immediately payable by the Obligor on demand by the Agent.

(b) Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

8.4 Notification of rates of interest

The Agent shall promptly notify the Lenders and the relevant Borrower of the determination of a rate of interest under this Agreement or each Loan Note Deed Poll (although the parties acknowledge that, in the case of a rate of interest for a Loan in a currency other than the Base Currency, the Agent shall give this notice promptly on the next day (other than a Saturday or Sunday) on which banks are open for general business in Melbourne). Such notice shall also identify the Mandatory Cost (if any) that forms part of the rate of interest.

8.5 Margin is fixed for Interest Period

The Margin, once determined by the Agent on the first day of an Interest Period for a Loan, shall be fixed for the purposes of that Loan only for the entire Interest Period.

9. INTEREST PERIODS

9.1 Selection of Interest Periods

(a) A Borrower (or the Company on behalf of a Borrower) may select an Interest Period for a Loan in the Utilisation Request for that Loan.

(b) Subject to this Clause 9, a Borrower (or the Company) may select an Interest Period of 1, 2, 3, 4, 5 or 6 Months or any other period agreed between the Company and the Agent (acting on the instructions of all the Lenders).

(c) An Interest Period for a Loan shall not extend beyond the Termination Date applicable to its Facility.

(d) A Loan has one Interest Period only.

9.2 Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

10. CHANGES TO THE CALCULATION OF INTEREST

10.1 Absence of quotations

Subject to Clause 10.2 (*Market disruption*), if a Base Rate is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable Base Rate shall be determined on the basis of the quotations of the remaining Reference Banks.

10.2 Market disruption

(a) If a Market Disruption Event occurs in relation to a Loan for any Interest Period for which the Base Rate was to have been LIBOR, USD LIBOR or EURIBOR, then the rate of interest on each Lender's share of that Loan for the Interest Period shall be the rate per annum which is the sum of:

(i) the Margin; and

(ii) the rate notified to the Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select.

(b) In this Agreement "**Market Disruption Event**" means:

(i) at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Agent to determine LIBOR, USD LIBOR or, if applicable, EURIBOR for the relevant currency and period; or

(ii) before close of business in London on the Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed fifty per cent. of that Loan) that the cost to it of obtaining matching deposits in the Relevant Interbank Market would be in excess of LIBOR, USD LIBOR or, if applicable, EURIBOR.

10.3 Alternative basis of interest or funding

(a) If a Market Disruption Event occurs and the Agent or the Company so requires, the Agent and the Company shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(b) Any alternative basis agreed pursuant to paragraph (a) shall, with the prior consent of all the Lenders and the Company, be binding on all Parties.

10.4 Break Costs

(a) Each Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b) Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

11. FEES

11.1 Commitment fee

(a) The Company shall pay to the Agent (for the account of each Lender) a fee in the Base Currency computed at the rate of:

  (i) 35 per cent of the Margin in respect of the Tranche A Facility on that Lender's Available Commitment under the Tranche A Facility for the Availability Period applicable to the Tranche A Facility; and

  (ii) 40 per cent of the Margin in respect of the Tranche B Facility on that Lender's Available Commitment under the Tranche B Facility for the Availability Period applicable to the Tranche B Facility.

(b) The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the relevant Availability Period, on the last day of the Availability Period and on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

(c) The commitment fee accrues daily. Any change in the Margin shall take effect for the purposes of calculating the commitment fee in respect of paragraphs (a) and (b) in the definition of "Margin" in Clause 1.1 (*Definitions*) on and from each date on which the Agent receives a Compliance Certificate that indicates that there has been a change in the Debt to Earnings Ratio so as to cause a change in the Margin.

11.2 Arrangement fee

The Company shall pay to the Arranger an arrangement fee in the amounts and at the times agreed in a Fee Letter.

11.3 Agent's fee

The Company shall pay to the Agent (for its own account) a fee in the amount and at the times agreed in a Fee Letter.

11.4 Establishment fee

The Company shall pay to each Original Lender no later than the date of this Agreement an establishment fee in the amount agreed in a Fee Letter with that Original Lender.

SECTION 6

ADDITIONAL PAYMENT OBLIGATIONS

12. TAX GROSS-UP AND INDEMNITIES

12.1 Definitions

(a) In this Clause 12:

"**Protected Party**" means a Finance Party which is or will be, for or on account of Tax, subject to any liability or required to make any payment in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

"**Tax Credit**" means a credit against, relief or remission for, or repayment of any Tax.

"**Tax Deduction**" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

"**Tax Payment**" means an increased payment made by an Obligor to a Finance Party under Clause 12.2 (*Tax gross-up*) or a payment under Clause 12.3 (*Tax indemnity*).

(b) In this Clause 12 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

12.2 Tax gross-up

(a) Each Obligor shall make all payments to be made by it under the Finance Documents without any Tax Deduction unless such Tax Deduction is required by law.

(b) The Company or a Lender shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. If the Agent receives such notification from a Lender it shall notify the Company and that Obligor.

(c) Except as provided in paragraphs (d), (e) and (f) below, if a Tax Deduction is required by law to be made by an Obligor except in relation to a Tax described in Clause 12.3(b), the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d) An Obligor resident for tax purposes in the United Kingdom as a matter of the law applicable in the United Kingdom is not required to make an increased payment under paragraph (c) above to a Lender that is not, or has ceased to be (other than by reason of a change in (or in the interpretation, administration, or application of) any law or UK Treaty, or any published practice or concession of any relevant taxing authority, after the date it became a Lender under this Agreement), a UK Qualifying Lender in excess of the amount that the Obligor would have had to pay had the Lender been, or not ceased to be, a UK Qualifying Lender.

(e) An Obligor resident for tax purposes in the United Kingdom as a matter of law applicable in the United Kingdom is not required to make an increased payment under paragraph (c) above to a UK Treaty Lender if the Obligor making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under clause 12.2(i) below.

(f) An Obligor that is a United States Person is only required to make an increased payment under paragraph (c) above to:

(i) a Lender that is not, or has ceased to be (other than by reason of a change in (or in the interpretation, administration, or application of) any law or treaty, or any published practice or concession of any relevant taxing authority, after the date it became a Lender under this Agreement) a US Qualifying Lender in excess of the amount that the Obligor would have had to pay had the Lender been, or not ceased to be, a US Qualifying Lender; and

(ii) and to the extent such Obligor is making a payment to an Australian resident (as defined by Article 4.1(a) of the United States-Australian Income Tax Treaty (the "**US-Aust. Treaty**")), such Australian resident Lender is a "bank or other financial institution", as defined by Article 11.3(b) of the US-Aust. Treaty, and is entitled to the benefits of the US-Aust. Treaty with respect to such payment.

(g) If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(h) Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(i) A Treaty Lender and an Obligor which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction.

12.3 Tax indemnity

(a) The Company shall (within five Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party.

(b) Paragraph (a) shall not apply with respect to any Tax assessed on a Finance Party:

(i) if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party:

(A) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B) under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction (unless the Finance Party is treated as resident in that jurisdiction solely because of entering into, carrying out its obligations under or enforcing its rights under a Finance Document); or

(ii) which is Australian Withholding Tax in respect of any interest paid to a Prohibited Associate of the relevant Obligor.

(c) A Protected Party making or intending to make a claim pursuant to paragraph (a) shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Company.

(d) A Protected Party shall, on receiving a payment from an Obligor under this Clause 12.3, notify the Agent.

12.4 Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a) a Tax Credit is attributable to that Tax Payment; and

(b) that Finance Party has obtained, utilised and retained that Tax Credit,

subject to Clause 26 (*Conduct of business by the Finance Parties*), the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been made by the Obligor.

12.5 Stamp duties and Taxes

The Company shall:

(a) pay; and

(b) within five Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to,

all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

12.6 Indirect Tax

(a) All payments to be made by an Obligor under or in connection with any Finance Document have been calculated without regard to Indirect Tax. If all or part of any such payment is the consideration for a taxable supply or chargeable with Indirect Tax then, when the Obligor makes the payment:

(i) it must pay to the Finance Party an additional amount equal to that payment (or part) multiplied by the appropriate rate of Indirect Tax; and

(ii) the Finance Party will promptly provide to the Obligor a tax invoice complying with the relevant law relating to that Tax.

(b) Where a Finance Document requires an Obligor to reimburse a Finance Party for any costs or expenses, that Obligor shall also at the same time pay and indemnify that Finance Party against all Indirect Tax incurred by that Finance Party in respect of the costs or expenses save to the extent that that Finance Party is entitled to repayment or credit in respect of the Indirect Tax.

13. INCREASED COSTS, ILLEGALITY AND CHANGE OF CONTROL

13.1 Increased costs

(a) Subject to Clause 13.3 (*Exceptions*) the Company shall, within five Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement. This includes, without limitation, any law or regulation with regard to capital adequacy, prudential limits, liquidity, reserve assets or Tax.

(b) In this Agreement "**Increased Costs**" means:

(i) a reduction in the rate of return from any Facility or on a Finance Party's (or its Affiliate's) overall capital (including, without limitation, as a result of any reduction in the rate of return on capital as more capital is required to be allocated);

(ii) an additional or increased cost; or

(iii) a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

13.2 **Increased cost claims**

(a) A Finance Party intending to make a claim pursuant to Clause 13.1 (*Increased costs*) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Company.

(b) Each Finance Party shall, at the time the Agent makes a demand under Clause 13.1(a) (*Increased Costs*) in respect of its Increased Costs, provide a certificate confirming the amount of its Increased Costs and specifying the details of both the circumstances giving rise to its rights to make the demand and the calculation of the amount.

13.3 **Exceptions**

(a) Clause 13.1 (*Increased costs*) does not apply to the extent any Increased Cost is:

(i) attributable to a Tax Deduction required by law to be made by an Obligor;

(ii) compensated for by Clause 12.3 (*Tax indemnity*) (or would have been compensated for under Clause 12.3 (*Tax indemnity*) but was not so compensated solely because one of the exclusions in paragraph (b) of Clause 12.3 (*Tax indemnity*) applied); or

(iii) attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

(b) A demand under Clause 13.1 (*Increased Costs*), if made more than 180 days after the relevant Finance Party became aware of and was able to quantify the Increased Costs, cannot be made in respect of any period occurring more than 180 days before the date of the demand.

(c) In this Clause 13.3, a reference to a "**Tax Deduction**" has the same meaning given to the term in Clause 12.1 (*Definitions*).

13.4 **Illegality**

If it becomes unlawful in any jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund its participation in any Loan to an English Borrower or a U.S. Borrower:

(a) that Lender shall promptly notify the Agent upon becoming aware of that event;

(b) upon the Agent notifying the Company, the Commitment of that Lender will be immediately cancelled; and

(c) each such Borrower shall repay that Lender's participation in the Loans made to that Borrower on the last day of the Interest Period for each Loan occurring after the Agent has notified the Company or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

13.5 **Change of control**

If any person has or acquires voting power (as defined in section 610 of the Corporations *Act 2001 (Cth))* in the Company of more than 20%:

(a) the Company shall promptly notify the Agent upon becoming aware of that event; and

(b) if the Majority Lenders so require, the Agent shall, by not less than 90 days notice to the Company, cancel the Facilities and declare all outstanding Loans made to a U.S. Borrower or an English Borrower, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Facilities will be cancelled and all such outstanding amounts will become immediately due and payable.

14. **INDEMNITIES**

14.1 **Currency indemnity**

(a) If any sum due from an Obligor under the Finance Documents (a "**Sum**"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "**First Currency**") in which that Sum is payable into another currency (the "**Second Currency**") for the purpose of:

(i) making or filing a claim or proof against that Obligor; or

(ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b) Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

14.2 **Other indemnities**

The Company shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability incurred by that Finance Party as a result of:

(a) the occurrence of any Event of Default;

(b) the Information Memorandum or any other information produced or approved by the Company being or being alleged to be misleading or deceptive in any respect;

(c) any enquiry, investigation, subpoena (or similar order) or litigation with respect to any Obligor or with respect to the transactions contemplated or financed under this Agreement;

(d) a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 27 (*Sharing among the Lenders*);

(e) funding, or making arrangements to fund, its participation in a Loan requested by a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Lender alone);

(f) a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by a Borrower or the Company; or

(g) an amount being paid or payable by that Finance Party to the Agent under Clause 25.10 (*Lenders' Indemnity to the Agent*).

14.3 **Indemnity to the Agent**

The Company shall promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(a) investigating any event which it reasonably believes is a Default;

(b) only in relation to Optional Currencies, entering into or performing any foreign exchange contract for the purposes of providing such currencies; or

(c) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

15. MITIGATION BY THE LENDERS

15.1 Mitigation

(a) Each Finance Party shall, in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable to it under, or its Commitment cancelled pursuant to, any of the following Clauses: Clause 8.1 (*Illegality*) of a Loan Note Deed Poll or Clause 13 (*Increased costs, illegality and change of control*) or Clause 12 (*Tax gross-up and indemnities*) of this Agreement (other than Clause 12.6 (*Indirect Tax*)) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b) Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

15.2 Limitation of liability

(a) The Company shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 15.1 (*Mitigation*).

(b) A Finance Party is not obliged to take any steps under Clause 15.1 (*Mitigation*) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

16. COSTS AND EXPENSES

16.1 Transaction expenses

The Company shall promptly on demand pay the Agent and the Arranger the amount of all costs and expenses (including legal fees and out-of-pocket expenses) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution, management and syndication of:

(a) this Agreement and any other documents referred to in this Agreement; and

(b) any other Finance Documents executed after the date of this Agreement.

16.2 Amendment costs

If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 30.9 (*Change of currency*), the Company shall, within five Business Days of demand, reimburse the Agent and other Finance Parties for the amount of all costs and expenses (including legal fees) reasonably incurred by or for the account of the Agent and other Finance Parties in responding to, evaluating, negotiating or complying with that request or requirement.

16.3 Enforcement costs

The Company shall, within five Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees and out-of-pocket expenses) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document or in connection with anything referred to in Clause 14.2(c) (*Other indemnities*).

SECTION 7
GUARANTEE

17. GUARANTEE AND INDEMNITY

17.1 Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a) guarantees to each Finance Party punctual performance by each Borrower of all that Borrower's obligations under the Finance Documents;

(b) undertakes with each Finance Party that whenever a Borrower does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c) indemnifies each Finance Party immediately on demand against any cost, loss or liability suffered by that Finance Party if any obligation guaranteed by it (or anything which would have been an obligation guaranteed by it if not unenforceable, invalid or illegal) is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

17.2 Continuing guarantee

This guarantee and indemnity is a continuing guarantee and indemnity and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

17.3 Reinstatement

If any payment to or any discharge given by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced for any reason (including, without limitation, as a result of insolvency, breach of fiduciary or statutory duties or any similar event):

(a) the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b) each Finance Party shall be entitled to recover the value or amount of that security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

17.4 Waiver of defences

The obligations of each Guarantor under this Clause 17 will not be affected by an act, omission, matter or thing which, but for this Clause 17, would reduce, release or prejudice any of its obligations under this Clause 17 (without limitation and whether or not known to it or any Finance Party) including:

(a) any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b) the release of any other Obligor or any other person;

(c) any composition or arrangement with any creditor of any member of the Group;

(d) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, execute, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(e) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(f) any amendment (however fundamental) or replacement of a Finance Document or any other document or security;

(g) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security;

(h) any insolvency or similar proceedings; or

(i) this Agreement or any other Finance Document not being executed by or binding against any Borrower, any other Guarantor or any other party.

References in Clause 17.1 (*Guarantee and indemnity*) to obligations of the Borrower or amounts due will include what would have been obligations or amounts due but for any of the above, as well as obligations and amounts due which result from any of the above.

17.5 Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 17. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

17.6 Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a) refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b) hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor's liability under this Clause 17.

17.7 Deferral of Guarantors' rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(a) to be indemnified by an Obligor;

(b) to claim any contribution from any other guarantor of or provider of security for any Obligor's obligations under the Finance Documents; and/or

(c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party.

17.8 Additional security

This guarantee and indemnity is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

SECTION 8
REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

18. REPRESENTATIONS

Each Obligor makes the representations and warranties set out in this Clause 18 to each Finance Party on the date of this Agreement.

18.1 Status

(a) It is a corporation, duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(b) It has the power to own its assets and carry on its business as it is being conducted.

18.2 Binding obligations

Subject to the Qualifications of Law that relate to the jurisdiction of incorporation or organisation of that Obligor, the obligations expressed to be assumed by it in each Finance Document are legal, valid, binding and enforceable obligations.

18.3 Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(a) subject to the Qualifications of Law that relate to the jurisdiction of incorporation or organisation of that Obligor, any law or regulation applicable to it;

(b) its constitutional documents (or replaceable rules); or

(c) any agreement or instrument binding upon it or any other Obligor or any of its or any other Obligor's assets which is reasonably likely to have a Material Adverse Effect.

18.4 Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

18.5 Validity and admissibility in evidence

(a) Subject to the Qualifications of Law that relate to the jurisdiction of incorporation or organisation of that Obligor, all Authorisations required or desirable:

(i) to enable it lawfully to enter into and perform its obligations in the Finance Documents to which it is a party;

(ii) other than in the case of a U.S. Borrower or an English Borrower, to make the Finance Documents to which it is a party enforceable against it in its jurisdiction of incorporation; and

(iii) in the case of a U.S. Borrower or an English Borrower, to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation,

have been obtained or effected and are in full force and effect.

(b) The Compliance Program has not identified that it has failed to obtain any Authorisations required or desirable for it to carry on its business, and which are material, except to the extent that such failure would not have, or be reasonably likely to have a Material Adverse Effect.

18.6 **Governing law and enforcement**

(a) Subject to the Qualifications of Law that relate to the jurisdiction of incorporation or organisation of that Obligor, the choice of law referred to in Clause 43 (*Governing law*) and Clause 14 (*Governing law*) of each Loan Note Deed Poll as the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation.

(b) Subject to the Qualifications of Law that relate to the jurisdiction of incorporation or organisation of that Obligor, any judgment obtained in any jurisdiction referred to in Clause 44 (*Enforcement*) in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation.

18.7 **Deduction of Tax**

Subject to the Qualifications of Law that relate to the jurisdiction of incorporation or organisation of that Obligor, it is not required under the law applicable where it is incorporated or resident or at its address specified in this Agreement to make any deduction for or on account of Tax from any payment it may make under any Finance Document except:

(a) Australian Withholding Tax in respect of interest paid to non-residents not acting through an Australian permanent establishment or to Australian residents acting through an overseas permanent establishment:

(i) payable by a Guarantor; or

(ii) payable by an Australian Borrower:

(A) under this Agreement; or

(B) to a Prohibited Associate of the Australian Borrower under each Loan Note Deed Poll;

(b) amounts required to be withheld under:

(i) Subdivision 12-E; or

(ii) Subdivision 260-A,

of Schedule 1 of the Taxation Administration Act 1953;

(c) any deduction that may be required as a result of a failure by a Lender to comply with Clause 5.4(a); or

(d) Irish withholding Tax required to be withheld where an exemption pursuant to section 246 of the Irish Taxes Consolidation Act, 1997 does not apply.

18.8 **No filing or stamp taxes**

Under the law of any relevant jurisdiction it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in such jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

18.9 **No default**

(a) No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

(b) No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or its Subsidiaries') assets are subject which is reasonably likely to have a Material Adverse Effect.

18.10 **No misleading information**

(a) Any factual information provided by or on behalf of an Obligor to a Finance Party (including information provided for the purposes of the Information Memorandum) (excluding projections) was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b) Any financial projections provided by an Obligor or contained in the Information Memorandum have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.

(c) Nothing has occurred or been omitted from the Information Memorandum and no information has been given or withheld that results in the information provided by an Obligor or contained in the Information Memorandum being untrue or misleading in any material respect.

18.11 **Financial statements**

(a) All Financial Statements which have been furnished to the Agent pursuant to Clause 19.1 (*Financial statements*) were prepared in accordance with GAAP consistently applied.

(b) All Financial Statements which have been furnished to the Agent pursuant to Clause 19.1 (*Financial statements*) give a true and fair view and represent the consolidated financial condition and operations of the Group during the relevant financial year.

(c) There has been no material adverse change in the business or consolidated financial condition of the Group since the date to which the Financial Statements last given to the Agent pursuant to Clause 19.1 (*Financial statements*) are prepared.

18.12 **Pari passu ranking**

Subject to the Qualifications of Law that relate to the jurisdiction of incorporation or organisation of that Obligor, its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

18.13 **No proceedings pending or threatened**

On the basis of the files held within the Company's legal department, there is no litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which have been commenced against it or any of its Subsidiaries, which would, in the opinion of the management of that entity (or in the opinion of that entity's legal advisers), be reasonably likely to be adversely determined against that entity and have a Material Adverse Effect.

18.14 **Trustee**

It does not enter any Finance Document, or hold any property, as a trustee other than as disclosed in Part 1 of Schedule 1 or in an Accession Letter.

18.15 **Authorised Signatures**

Any person specified as its authorised signatory under Schedule 2 (*Conditions precedent*) or Clause 19.4(d) (*Information: miscellaneous*) is authorised to sign Utilisation Requests and other notices on its behalf.

18.16 **Commercial benefit**

The entering into and performance by it of its obligations under the Finance Documents to which it is expressed to be a party is for its commercial benefit and is in its commercial interests.

18.17 **Insurance**

All its assets are insured for amounts and against risks for which a person holding similar assets and carrying on a similar business would prudently take out insurance.

18.18 **Representations true**

Each of its representations and warranties contained in the Finance Documents is correct and not misleading when made or repeated.

18.19 **Solvency**

(a) It is able to pay all its debts as and when they become due and payable.

(b) It is not presumed to be insolvent under the *Corporations Act 2001 (Cth)* or any other applicable law.

18.20 **Laws**

The Compliance Program has not identified the non-compliance by it of any legal or statutory obligations applicable to it, its assets and the business carried on by it where such non-compliance would have, or be reasonably likely to have, a Material Adverse Effect.

18.21 **No immunity**

It does not, nor do any of its assets, enjoy immunity from any suit or execution.

18.22 **Trustee representations and warranties**

Each Trustee makes the following representations and warranties in respect of its Relevant Trust and its Relevant Trust Deed:

(a) It is empowered by the Trust Deed:

(i) to enter into and perform the Finance Documents to which it is expressed to be a party and to carry on the transactions contemplated by those documents; and

(ii) to carry on its business as now conducted or contemplated and to own its assets, in its capacity as trustee of the Trust.

(b) All necessary resolutions have been duly passed and all consents, approvals and other procedural matters have been obtained or attended to as required by the Trust Deed for it to enter into and perform the Finance Documents to which it is expressed to be a party.

(c) It is the sole trustee of the Trust.

(d) No property of the Trust has been re-settled or set aside or transferred to any other trust other than in compliance with both the relevant Trust Deed and the Finance Documents.

(e) The Trust has not been terminated, nor has any event for the vesting of the assets of the Trust occurred.

(f) Except to the extent expressly contemplated by its Relevant Trust Deed in cases of wilful fraud or dishonesty or wilful fraud and wrongdoing, its right of indemnity out of, and lien over, the assets of the Trust have not been limited in any way. Without limitation, it has no liability which may be set off against that right of indemnity.

(g) The Compliance Program has not identified that the Trust Deed does not comply with all applicable laws except to the extent that non-compliance would not have, or be reasonably likely to have, a Material Adverse Effect.

(h) It has complied with its obligations and duties under the Trust Deed except to the extent that non-compliance would not have, or be reasonably likely to have, a Material Adverse Effect.

(i) It has complied with its obligations and duties under trust law generally except to the extent that non-compliance would not have, or be reasonably likely to have, a Material Adverse Effect.

(j) No action has been taken or proposed to remove it as trustee of the Trust.

(k) True copies of the Trust Deed and other documents relating to the Trust have been provided to the Agent's lawyers and disclose all the terms of the Trust of which it is aware.

(l) The assets of the Trust are available to satisfy any right of indemnity which the Trustee has to be indemnified out of the assets of the Trust.

(m) Entry into this Agreement and each other Finance Document to which it is expressed to be a party is for the benefit of the beneficiaries of the Trust.

18.23 **Repetition**

The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on:

(a) the date of each Utilisation Request, each Utilisation Date and the last day of each Interest Period;

(b) in the case of an Additional Borrower, the day on which the company becomes (or it is proposed that the company becomes) an Additional Borrower, respectively; and

(c) in the case of an Additional Guarantor, the day on which the company becomes (or it is proposed that the company becomes) an Additional Guarantor, respectively.

19. INFORMATION UNDERTAKINGS

The undertakings in this Clause 19 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

19.1 **Financial statements**

The Company shall supply to the Agent in sufficient copies for all the Lenders:

(a) soon as the same become available, but in any event within 120 days after the end of each of its financial years, its Financial Report and its audited consolidated Financial Statements together with all other reports (if any) as are required to be attached to the Financial Statements in order for the Company to comply with any legislation to which the Company or the Group is subject to for that financial year; and

(b) as soon as the same become available, but in any event within 90 days after the end of each half of each of its financial years, its Financial Report and its unaudited consolidated Financial Statements together with all other reports (if any) as are required to be attached to the Financial Statements in order for the Company to comply with any legislation to which the Company or the Group is subject to for that financial half year.

19.2 **Compliance Certificate**

(a) The Company shall supply to the Agent, with each set of Financial Statements delivered pursuant to paragraph (a) or (b) of Clause 19.1 (*Financial statements*), a Compliance Certificate confirming and setting out (in reasonable detail) computations as to compliance with Clause 20 (*Financial covenants*), Clause 21.9 (*Guarantor Group*) and Clause 22.13 (*Change of business*) together with any associated calculations as at the date as at which those Financial Statements were drawn up.

(b) Each Compliance Certificate shall be signed by the Group Treasurer of the Company.

19.3 **Requirements as to financial statements**

(a) Subject to Clause 19.3(b), the Company shall procure that each Financial Report and set of Financial Statements delivered pursuant to Clause 19.1 (*Financial statements*) is prepared using GAAP.

(b) If the implementation of new accounting standards described as the International Accounting Standards into GAAP would cause the interpretation or application of any of the undertakings in Clause 20 (*Financial Covenants*) or Clause 21 (*General Undertakings*) to change, the parties will immediately discuss in good faith appropriate changes to the Finance Documents so as to ensure to the extent possible the position of the parties is not changed after those new accounting standards are implemented into GAAP.

(c) The Company shall procure that each set of Management Accounts is prepared with all due care in accordance with usual corporate policies for the preparation of such accounts.

19.4 **Information: miscellaneous**

The Company shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(a) all documents dispatched by the Company to its shareholders (or any class of them) or its creditors generally promptly after they are dispatched;

(b) promptly upon the commencement of any litigation, arbitration or administrative proceedings against the Company or any of its Subsidiaries that, in the opinion of the management of the Company or any of its Subsidiaries (or in the opinion of that entity's legal advisers), are reasonably likely to be adversely determined against that entity and have a Material Adverse Effect, details of such litigation, arbitration or administrative proceedings;

(c) promptly, such further information regarding the financial condition, business and operations of any member of the Group as any Finance Party (through the Agent) may reasonably request; and

(d) promptly, notice of any change in authorised signatories of any Borrower signed by a delegate of the Board of the Borrower accompanied by specimen signatures of any new signatories and evidence of such delegate's authority to provide such notice.

19.5 Notification of default

(a) Each Obligor shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b) Promptly upon a request by the Agent, the Company shall supply to the Agent a certificate signed by two of its senior officers (one of whom must be the Chief Financial Officer or the Company Secretary of the Company) on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

19.6 Change in credit rating

The Company shall notify the Agent immediately after it notifies the Australian Stock Exchange Limited of any change in the long-term corporate credit rating assigned to it by Standard & Poor's or Moody's (or any withdrawal or loss of any such rating).

20. FINANCIAL COVENANTS

20.1 Interest Cover Ratio

(a) The Company must ensure that, for each Calculation Period ending on a Calculation Date, the Interest Cover Ratio is not less than 3.0 to 1.0 as at such Calculation Date unless the Material Acquisition Interest Cover Ratio Exemption applies in which event the Interest Cover Ratio must not be less than 2.75 to 1.0 as at such Calculation Date provided that the Company shall, within 6 months of the date of completion of the relevant acquisition that relates to the Material Acquisition Interest Cover Ratio Exemption (or if completion does not occur on the last day of a calendar month, within 6 months of the last day of the calendar month in which the date of completion occurs), ensure that the Interest Cover Ratio, if it were to be tested at the end of such 6 month period (on the basis of the then most recent Management Accounts or, if appropriate, half-yearly Financial Statements), would not be less than 3.0 to 1.0.

(b) Subject to Clause 20.1(c), the Material Acquisition Interest Cover Ratio Exemption applies where:

(i) the Company or any member of the Group has made an acquisition which is forecast by the Company at the time of completion of the acquisition to cause a breach of the Interest Cover Ratio at the next Calculation Date; and

(ii) the Company, at the time of completion of the acquisition, notifies the Agent in writing that it has made such an acquisition.

(c) The Material Acquisition Interest Cover Ratio Exemption can only apply in respect of one Calculation Date during the term of the Tranche B Facility and only if the Material Acquisition Debt to Earnings Ratio Exemption has not previously applied (unless unanimously agreed by all of the Lenders (acting reasonably)).

20.2 Debt to Earnings Ratio

(a) The Company must ensure that, for each Calculation Period ending on a Calculation Date, the Debt to Earnings Ratio does not exceed 3.0 to 1.0 as at such Calculation Date unless the Material Acquisition Debt to Earnings Ratio Exemption applies in which event the Debt to Earnings Ratio must not exceed 3.5 to 1.0 as at such Calculation Date provided that the Company shall, within 6

months of the date of completion of the relevant acquisition that relates to the Material Acquisition Debt to Earnings Ratio Exemption (or if completion does not occur on the last day of a calendar month, within 6 months of the last day of the calendar month in which the date of completion occurs), ensure that the Debt to Earnings Ratio, if it were to be tested at the end of such 6 month period (on the basis of the then most recent Management Accounts or, if appropriate, half-yearly Financial Statements), would not exceed 3.0 to 1.0.

(b) Subject to Clause 20.2(c), the Material Acquisition Debt to Earnings Ratio Exemption applies where:

(i) the Company or any member of the Group has made an acquisition which is forecast by the Company at the time of completion of the acquisition to cause a breach of the Debt to Earnings Ratio at the next Calculation Date; and

(ii) the Company, at the time of completion of the acquisition, notifies the Agent in writing that it has made such an acquisition.

(c) The Material Acquisition Debt to Earnings Ratio Exemption can only apply in respect of one Calculation Date during the term of the Tranche B Facility and only if the Material Acquisition Interest Cover Ratio Exemption has not previously applied (unless unanimously agreed by all of the Lenders (acting reasonably)).

20.3 Total Financial Indebtedness to Total Financial Indebtedness and Shareholders Funds

The Company must ensure that the ratio of Total Financial Indebtedness to the aggregate of Total Financial Indebtedness and Shareholders Funds does not exceed 0.40 to 1.0 as at each Calculation Date.

21. GENERAL UNDERTAKINGS

The undertakings in this Clause 21 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

21.1 Authorisations

(a) Each Obligor shall promptly:

(i) obtain, comply with and do all that is necessary to maintain in full force and effect; and

(ii) supply certified copies to the Agent of, any Authorisation required:

(iii) to enable it to perform its obligations under the Finance Documents and to ensure the legality, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document and in relation to it; and

(iv) for it to carry on its business or in relation to any of its assets to the extent that the failure by it to obtain or maintain such Authorisation is reasonably likely to have a Material Adverse Effect.

(b) Each Obligor must not do anything which would prevent the renewal of any Authorisation referred to in Clause 21.1(a).

21.2 **Negative pledge**

(a) No Obligor shall (and the Company shall ensure that no other member of the Group will) create or permit to subsist any Security over any of its assets.

(b) Paragraph (a) does not apply to:

(i) any Security described in Schedule 8;

(ii) any lien, rights of retention and statutory charges arising by operation of law in the ordinary course of business where the related indebtedness is not overdue or is being contested in good faith and is appropriately provisioned;

(iii) any Security over or affecting any asset acquired by a member of the Group after the date of this Agreement if:

(A) the Security existed at the time the asset was acquired by a member of the Group;

(B) the Security was not created in contemplation of the acquisition of that asset by a member of the Group;

(C) the principal amount secured has not been increased in contemplation of, or since the acquisition of that asset by a member of the Group; and

(D) the Security is on a Limited Recourse Basis;

(iv) any Security created with the prior written consent of the Agent acting on the instructions of the Majority Lenders;

(v) any Security created by a member of the Group in favour of another member of the Group;

(vi) any Security in the form of a cross charge on the interest of a member of the Group in a joint venture that only secures the performance of an obligation (other than an obligation to pay or repay money) of the member of the Group as a joint venturer in favour of one or more other parties to the joint venture under or in respect of such joint venture, provided, however, that the Security does not extend to any other assets owned by the member of the Group and that the recourse of the holder of the Security is limited solely to the property the subject of the Security and any proceeds from the enforcement of the Security;

(vii) any Security of the following description or arising in the following transactions:

(A) collateral posted against obligations under exchange-traded forward sale contracts entered into in the ordinary course of business, provided the collateral posted or pledged is limited to the goods subject to such contracts;

(B) netting provisions arising under any International Swaps and Derivatives Association Master Agreement or International Foreign Exchange Master Agreement where the relevant transactions are entered into in connection with the ordinary business activities or financing arrangements of any member of the Group;

(C) cash management arrangements and any netting or set-off arrangement entered into in the ordinary course of banking arrangements;

(viii) a Security over property, or product or revenue derived from property, for the financing or refinancing of the acquisition or development, extension, redevelopment, construction, modification or improvement of that property where the principal amount secured does not exceed the acquisition cost or the cost of development, extension, redevelopment, construction, modification or improvement (as the case may be) and where the recourse of

the holder of the Security is limited solely to the property, product or revenue the subject of the Security and any proceeds from the enforcement of the Security;

(ix) a Security of the kind referred to in paragraph (viii) above except that the recourse of the holder of relevant Security includes any form of recourse to, or credit support from, a member of the Group (whether directly or indirectly) beyond that contemplated by paragraph (viii), provided:

(A) the Security is discharged within 12 months of its creation; and

(B) in the event that the recourse to, or credit support from, a member of the Group is in the form of a Security over any of the assets of that member of the Group, that Security is expressly permitted under any of paragraphs (i) to (viii) above and does not result in a breach of the proviso at the end of this Clause 21.2;

(x) a Security over receivables or other monetary assets granted in connection with a securitisation arrangement for those assets, or in respect of the discounting of receivables, to secure obligations in relation to that arrangement so long as the principal amount of those obligations does not exceed the aggregate face amount of such receivables or other monetary assets and the total value of all such receivables and monetary assets does not exceed A$200 million (or its equivalent in one or more other currencies); or

(xi) any Security created in respect of the obligations of Wasserburger Arzneimittelwerk Dr. Madaus GmbH ("**Wasserburger**") under a loan agreement dated May 1999 between Wasserburger and IKB Deutsche Industriebank AG ("**IKB**") of an amount up to EUR3,732,430 including the security arrangements dated May 1999 and November 2002/July 2003 between IKB and Wasserburger and entered into the land register of the local court of Wasserburg /Inn in Volume 60 Page 2009 in the name of IKB,

provided that the aggregate book value of all assets which are the subject of the Securities created or existing under paragraphs (ii) to (vii) above does not at any time exceed an amount equal to 10% of Total Tangible Assets.

21.3 **Disposals**

(a) No Obligor shall (and the Company shall ensure that no other member of the Group will), enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of, part with possession of, or create an interest in, any asset.

(b) Paragraph (a) does not apply to any sale, lease, transfer or other disposal:

(i) made in the ordinary course of ordinary business of the disposing entity;

(ii) made between Obligors;

(iii) of assets in exchange for other assets comparable or superior as to type, value and quality and for a similar purpose;

(iv) of obsolete assets identified as such in the Financial Statements (in particular, the balance sheet, which has, in the case of the annual balance sheet, been audited, and in the case of the semi-annual balance sheet, has been the subject of an audit review by the Company's external auditors);

(v) of assets (other than those referred to in paragraphs (b)(i), (ii), (iii) and (iv) above) provided that the aggregate book value of all such assets disposed of in a Financial Year must not exceed 10% of Total Assets of the Group as calculated by reference to the latest

consolidated Financial Statements for the Group provided to the Agent pursuant to Clause 19.1 (*Financial statements*); or

(vi) made with the prior written consent of the Agent (acting on the instructions of the Majority Lenders).

21.4 Merger

(a) No Obligor shall (and the Company shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger, scheme or arrangement or corporate reconstruction.

(b) Clause 21.4(a) does not apply to:

(i) a corporate reconstruction that satisfies the following conditions:

(A) the member of the Group undergoing the reconstruction (**Transferor**) is not a Borrower;

(B) the Transferor is solvent at the time of the reconstruction;

(C) if the reconstruction involves a sale, transfer or other disposal of any of the Transferor's assets (including shares in any Subsidiary) or business the purchaser, transferee or disponee is a member of the Group;

(D) the reconstruction would not breach any of the other provisions of this Agreement or otherwise constitute a Default; and

(E) without limiting paragraph (D) above, if the Transferor is a Guarantor, the covenants in Clause 21.9 (*Guarantor Group*) will, based on the most recent Management Accounts, be complied with immediately following the reconstruction; or

(ii) any amalgamation, demerger, merger or corporate reconstruction (other than a corporate reconstruction specified in Clause 21.4 (b)(i)) which has the prior written consent of the Agent (acting on the consent of the Majority Lenders).

(c) Within five Business Days after the reconstruction, the Company shall provide to the Agent details of the calculations supporting compliance with the requirement in this Clause 21.4(b)(i)(E) in respect of a corporate reconstruction involving a Guarantor.

21.5 Maintenance of capital

No Obligor shall:

(a) pass a resolution under sections 254N or 260B of the Corporations Act 2001 (Cth);

(b) reduce or pass a resolution to reduce its capital;

(c) buy-back or pass a resolution to buy-back, any of its shares; or

(d) attempt or take any steps to do anything which it is not permitted to do under Clauses 21.5(a), (b) or (c),

other than with the Agent's prior written consent unless shareholder approval (whether by way of ordinary or special resolution) is not required for the above in which case the Agent's consent will not be required.

21.6 Compliance with laws

Each Obligor must comply with all laws and legal requirements, including each judgement, award, decision, finding or any other determination of a Governmental Agency, which applies to it or any of its assets, where failure to do so will have or be reasonably likely to have a Material Adverse Effect.

21.7 Operating Lease Rentals

The Company shall ensure that the aggregate amount of all Operating Lease Rentals paid or payable by all members of the Group does not exceed A$100,000,000 (or its equivalent in one or more other currencies) in any Financial Year.

21.8 Ownership of the Obligors

The Company shall ensure that each other Obligor is and remains a wholly-owned Subsidiary of the Company (unless otherwise agreed by the Agent (acting on the instructions of the Majority Lenders)).

21.9 Guarantor Group

(a) Subject to Clause 21.1(b), the Company shall ensure that as at each Calculation Date and on each date contemplated by Clause 21.4 (b)(i)(E), sufficient of its wholly-owned Subsidiaries are Guarantors to ensure that based on its most recent Management Accounts:

(i) MA Total Assets of the Guarantors is equal to or greater than 90% of MA Total Assets of the Group; and

(ii) EBIT of the Guarantors (calculated on a basis that the Guarantors comprise the "Group" as referred to in the definition of "EBIT" in Clause 1.1 (Definitions)) is equal to or greater than 90% of EBIT.

(b) The Company:

(i) shall be entitled to rely on its most recent Management Accounts in ascertaining compliance with Clause 21.9(a);

(ii) shall not be in breach of Clause 21.9(a) to the extent that the most recent Management Accounts from time to time reflect compliance with that clause; and

(iii) shall only be required to comply with Clause 21.9(a)(ii) on and from 30 June 2003.

(c) For the purposes of this Clause 21.9:

(i) "**MA Total Assets of the Guarantors**" means the total assets of the Guarantors as reflected in the most recent Management Accounts; and

(ii) "**MA Total Assets of the Group**" means the total assets of the Group as reflected in the most recent Management Accounts.

21.10 Guarantees, bonds, standby or documentary letter of credit, etc.

No Obligor shall, at any time, permit the aggregate amount indemnified by all of the Obligors in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of indebtedness payable by any member of the Group to exceed A$100,000,000 (or its equivalent in one or more currencies).

21.11 Undertakings relating to Trust

Each Trustee undertakes as follows in relation to its Relevant Trust and its Relevant Trust Deed:

(a) It shall ensure that the Trust Deed is not amended in any material respect without the prior written consent of the Agent (acting on the instructions of the Majority Lenders).

(b) It shall ensure that there is no resettlement, setting aside or transfer of any asset of the Trust other than a resettlement, setting aside or transfer that complies with both the relevant Trust Deed and the Finance Documents.

(c) It shall fully comply with its obligations under the Trust Deed and under trust law generally except to the extent that non-compliance would not have, or be reasonably likely to have, a Material Adverse Effect.

(d) It shall ensure that, except with the prior written consent of the Agent (acting on the instructions of the Majority Lenders) no other person is appointed trustee of the Trust.

(e) It shall not do, except with the prior written consent of the Agent (acting on the instructions of the Majority Lenders) anything which would cause or enable its removal or replacement, nor will it retire, as trustee of the Trust.

(f) It shall ensure that, except with the prior written consent of the Agent (acting on the instructions of the Majority Lenders) the vesting date is not determined, and will not otherwise alter, shorten or fix the vesting date under the Trust Deed.

(g) It shall ensure that:

(i) in respect of the Trust, there is no restriction or limitation on or derogation from its rights of subrogation or indemnity (whether or not arising under the Trust Deed) except as is expressly provided in the Trust Deed in cases of wilful fraud or dishonesty or wilful fraud and wrongdoing; and

(ii) its lien over the assets of the Trust will have priority over the rights of the beneficiaries of the Trust.

(h) It shall not vest, distribute or advance any capital of the Trust other than as permitted by the Finance Documents or with the prior written consent of the Agent (acting on the instructions of the Majority Lenders).

(i) It shall promptly give to the Agent copies of all material documents and notices relating to any matters referred to in paragraphs (a) to (h) above received by it from any beneficiary of the Trust or which it gives to a beneficiary of the Trust.

21.12 Legal Compliance Procedures and Compliance Program

The Company shall implement and maintain the Legal Compliance Procedures and the Compliance Program. Such Compliance Program will reflect that which a prudent company of similar standing to that of the Company would implement and maintain.

22. EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 22 is an Event of Default.

22.1 Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a) its failure to pay is caused by a technical error; and

(b) payment is made within 2 Business Days of its due date.

22.2 Financial covenants and Guarantor Group

Any requirement of Clause 20 or Clause 21.9 is not satisfied or an Obligor otherwise breaches any of its obligations under Clause 20 (*Financial covenants*) or Clause 21.9 (*Guarantor Group*).

22.3 Other obligations

(a) An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 22.1 (*Non-payment*) and Clause 22.2 (*Financial covenants and Guarantor Group*)) or with any condition of any waiver or consent by a Finance Party under or in connection with any Finance Document.

(b) No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 10 Business Days of the earlier of:

(i) the Agent giving notice to the Company specifying the failure to comply; or

(ii) an Obligor becoming aware of the failure to comply.

22.4 Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

22.5 Cross default

(a) Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.

(b) Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default or review event (however described).

(c) No Event of Default will occur under this Clause 22.5 if the aggregate amount of Financial Indebtedness falling within paragraphs (a) to (b) above is less than A$10,000,000 (or its equivalent in any other currency or currencies).

22.6 Insolvency

(a) Subject to paragraph (d), a member of the Group is or is presumed or deemed to be unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(b) Subject to paragraph (d), a moratorium is declared in respect of any indebtedness of any Obligor or any wholly-owned Subsidiary of the Company.

(c) An Obligor ceases to carry on business or is deregistered.

(d) No Event of Default under paragraph (a) or (b) will occur where any action or matter of the kind referred to in paragraph (a) and/or (b) occurs in relation to no more than two Minor Subsidiaries provided the Company is not in breach of section 588V of the *Corporations Act 2001 (Cth).*

22.7 Insolvency proceedings

(a) Subject to Clause 22.7(b), any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the Group other than a solvent liquidation, winding-up or reorganisation of any member of the Group which is not an Obligor;

(ii) a composition, assignment or arrangement with any creditor of any member of the Group;

(iii) the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Group which is not an Obligor), receiver, receiver and manager, Controller (as defined in the *Corporations Act 2001(Cth)*), administrator, administrative receiver, compulsory manager or other similar officer in respect of any member of the Group, or any of its assets; or

(iv) enforcement of any Security over any assets of any member of the Group,

or any analogous procedure or step is taken in any jurisdiction.

(b) No Event of Default under paragraph (a) will occur where any corporate action, legal proceedings or other procedure or step specified in paragraph (a) above is taken in relation to no more than two Minor Subsidiaries.

22.8 Creditors' process

Any attachment, sequestration, distress or execution affects any asset or assets of a member of the Group of an amount exceeding A$10,000,000 (or its equivalent in any other currency or currencies) and is not discharged within 10 Business Days.

22.9 Expropriation

Any expropriation, compulsory acquisition or resumption affects any asset or assets of a member of the Group with an aggregate book value exceeding A$5,000,000 (or its equivalent in any other currency or currencies) except where:

(a) the relevant member receives full and fair compensation upon the expropriation, compulsory acquisition or resumption occurring;

(b) the relevant expropriation, compulsory acquisition or resumption is discharged within 10 Business Days; or

(c) within 10 Business Days of the expropriation, compulsory acquisition or resumption occurring, an amount equal to the aggregate book value of the relevant asset or assets is paid to the Agent on the following basis:

(i) to prepay all outstanding Tranche B Facility Loans by that amount and in permanent cancellation of the Total Tranche B Facility Commitments by that amount; or

(ii) in the event that the Total Tranche B Facility Commitments have been cancelled in full, to prepay all outstanding Tranche A Facility Loans by that amount and in permanent cancellation of the Total Tranche A Facility Commitments by that amount.

22.10 **Unlawfulness**

It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents.

22.11 **Repudiation**

An Obligor repudiates a Finance Document or evidences an intention to repudiate a Finance Document or a Finance Document otherwise is or becomes void, voidable or unenforceable (either in the whole or in part).

22.12 **Material Adverse Effect**

Any event (or series of events) occurs which, in the opinion of the Agent (acting on the instructions of the Majority Lenders), has had or is reasonably likely to have a Material Adverse Effect.

22.13 **Change of business**

As at any Calculation Date, Healthcare does not constitute at least 85% of each of EBITDA and Total Assets.

22.14 **ASX Listing**

The Company ceases to be listed, or its shares quoted, on the Australian Stock Exchange Limited.

22.15 **Trust Events of Default**

(a) A Trustee is not or ceases to be the sole trustee of its Relevant Trust without the prior written consent of the Agent (acting on the instructions of the Majority Lenders);

(b) the beneficiaries resolve to wind up a Trust, or a Trustee is required to wind up the Trust under the relevant Trust Deed or applicable law, or the winding up of a Trust commences, in each case without the prior written consent of the Agent (acting on the instructions of the Majority Lenders);

(c) a Trust is held by a court not to have been constituted or to have been imperfectly constituted;

(d) a Trust is conceded by a Trustee not to have been constituted or to have been imperfectly constituted and the relevant deficiency is not cured within ten Business Days of such concession;

(e) a Trust Deed is rescinded or revoked without the prior written consent of the Agent (acting on the instructions of the Majority Lenders);

(f) any property held subject to a Trust is resettled, distributed or disposed of except as expressly permitted pursuant to both the relevant Trust Deed and any Finance Document;

(g) without the prior written consent of the Agent (acting on the instructions of the Majority Lenders), a Trustee ceases to be authorised under the Trust to hold the property of the Trust in its name and to perform its obligations under the Finance Documents; or

(h) a Trustee ceases to be entitled to be indemnified out of the assets of the Trust in respect of its obligations under the Finance Documents or to have a lien over them.

22.16 **Proceedings**

Any litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which have been commenced against the Company or any of its Subsidiaries would, in the opinion of the management of that entity (or in the opinion of that entity's legal advisers), be

reasonably likely to be adversely determined against that entity and have a Material Adverse Effect.

22.17 **Authorisations**

Any Obligor has failed to obtain any Authorisations required or desirable for it to carry on its business, and which are material, except to the extent that failure so to do would not have or be reasonably likely to have a Material Adverse Effect.

22.18 **Legal and statutory obligations**

Any Obligor has not complied with any legal or statutory obligations applicable to it, its assets and the business carried on by it where such non-compliance would have, or be reasonably likely to have, a Material Adverse Effect.

22.19 **Acceleration**

On and at any time after the occurrence of an Event of Default the Agent may, and shall if so directed by the Majority Lenders, by notice to the Company:

(a) cancel the Total Commitments whereupon they shall immediately be cancelled;

(b) declare that all or part of the Loans, together with accrued interest, and all other amounts accrued under the Finance Documents be immediately due and payable; and/or

(c) declare that all or part of the Loans be payable on demand.

The Agent may do all or any of these things.

SECTION 9
CHANGES TO PARTIES

23. CHANGES TO THE LENDERS

23.1 Assignments and transfers by the Lenders

Subject to this Clause 23, a Lender (the "**Existing Lender**") may:

(a) assign any of its rights; or

(b) where applicable, transfer any of its Loan Notes, and transfer by novation any of its other rights and obligations,

to another bank or financial institution or (where the Lender remains Lender of record) a securitisation vehicle or other vehicle for funding purposes (the "**New Lender**").

23.2 Conditions of assignment or transfer

(a) The consent of the Company is required for an assignment or transfer by a Lender, unless:

(v) the assignment or transfer is to another Lender or an Affiliate of a Lender;

(vi) an Event of Default is subsisting; or

(vii) the assignment or transfer is to a securitisation or funding vehicle where the Lender remains lender of record.

(b) The consent of the Company to an assignment or transfer must not be unreasonably withheld or delayed. The Company will be deemed to have given its consent five Business Days after the Lender has requested it unless consent is expressly refused by the Company within that time.

(c) An assignment will only be effective on receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender.

(d) A transfer will only be effective if the procedure set out in Clause 23.5 (Procedure for transfer) is complied with.

(e) Any assignment or transfer by an Existing Lender to a New Lender shall only be effective if it transfers or assigns the Existing Lender's share of each Facility and where applicable, Loan Notes, *pro rata*.

(f) A Lender shall not transfer, where applicable, a Loan Note or, assign or transfer rights in respect of a Loan Note to a person whom the officers of the relevant Existing Lender involved on a day to day basis in the administration of the Facilities know to be an Associate of the relevant Borrower.

(g) Subject to clause 23.2(f), if a Lender notifies the Company of its intention to transfer or assign to a specified person and the Company does not within 14 days advise the Lender that such person is an Associate of the relevant Borrower, the Lender may assume the person is not an Associate of that Borrower and assign or transfer to such person accordingly.

(h) Subject to paragraph (i), if:

(i) a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Relevant Facility Office; and

(ii) as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting

through its new Facility Office under Clause 12 (*Tax gross-up and indemnities*) or Clause 13 (*Increased costs, illegality and change of control*) of this Agreement,

then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

(i) Paragraph (h) will not apply in relation to payments under Clause 12 (*Tax Gross-Up and Indemnities*) in relation to Australian Withholding Tax if the Existing Lender was acting through a Facility Office in Australia, or the previous Facility Office was in Australia, and the New Lender, or the Lender acting through the new Facility Office, is not a Prohibited Associate of the Borrower.

23.3 **Assignment or transfer fee**

The New Lender shall, on the date upon which an assignment or transfer takes effect or the Transfer Certificate is delivered to the Agent under Clause 23.5 (*Procedure for transfer*), pay to the Agent (for its own account) a fee of $1,500.

23.4 **Limitation of responsibility of Existing Lenders**

(a) Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i) the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii) the financial condition of any Obligor or any other person;

(iii) the performance and observance by any Obligor or any other person of its obligations under the Finance Documents or any other documents; or

(iv) the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b) Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities and any other person in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii) will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities and any other person whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c) Nothing in any Finance Document obliges an Existing Lender to:

(i) accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 23; or

(ii) support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

23.5 Procedure for transfer

(a) Subject to the conditions set out in Clause 23.2 (*Conditions of assignment or transfer*) a transfer is effected in accordance with paragraph (b) below on the later of:

(i) the Transfer Date specified in the Transfer Certificate delivered by the Existing Lender to the Agent; and

(ii) the fifth Business Day after the date of delivery of such Transfer Certificate to the Agent or, if earlier, the Business Day which is on or after the date of delivery and is endorsed by the Agent on the Transfer Certificate.

(iii) The Agent shall, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate. Each other party to this Agreement irrevocably authorises the Agent to do so on its behalf.

(b) On the Transfer Date:

(i) where applicable, Loan Notes are transferred as specified in the Transfer Certificate;

(ii) to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its other rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another shall be cancelled (being the "**Discharged Rights and Obligations**");

(iii) each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iv) the Agent, the Arranger, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Arranger and the Existing Lender shall each be released from further obligations to each other under this Agreement;

(v) the New Lender shall become a Party as a "Lender" and entitled to the benefits of any other Finance Document entered into by the Agent as agent for the Lenders; and

(vi) where applicable, the Agent shall update the Register to reflect the transfer of Loan Notes with the New Lender as holder. Any updates to the Register under this Clause 23.5(b)(vi) shall not constitute the issue of a new Loan Note.

23.6 Disclosure of information

Any Lender may disclose to any of its Affiliates and any other person:

(a) to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

(b) with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or any Obligor; or

(c) to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

any information about any Obligor, the Group and the Finance Documents as that Lender shall consider appropriate.

23.7 Sub-Participation

A Lender may grant a sub-participation interest in any or all of the Lender's rights and obligations under this Agreement and the other Finance Documents to any other person without having to obtain the consent of, or to notify, an Obligor provided that the Lender remains the lender of record.

24. CHANGES TO THE OBLIGORS

24.1 Assignments and transfer by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

24.2 Additional Borrowers

(a) The Company may request that any of its Approved Subsidiaries become an Additional Borrower. That Approved Subsidiary shall become an Additional Borrower if:

(i) the Company and the Approved Subsidiary deliver to the Agent a duly completed and executed Accession Letter executed as a deed poll;

(ii) in the case of an Approved Subsidiary that will, upon accession, be an Additional Australian Borrower, a duly completed and executed Additional Loan Note Deed Poll; and

(iii) the Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (*Conditions precedent*) in relation to that Additional Borrower, each in form and substance satisfactory to the Agent.

(b) The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part II of Schedule 2 (*Conditions precedent*).

24.3 Resignation of a Borrower

(a) The Company may request that a Borrower (other than the Company) ceases to be a Borrower by delivering to the Agent a Resignation Letter.

(b) The Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(i) no Default is continuing or would result from the acceptance of the Resignation Letter (and the Company has confirmed this is the case); and

(ii) the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents,

whereupon that company shall cease to be a Borrower and shall have no further rights or obligations under the Finance Documents.

24.4 Additional Guarantors

(a) The Company may request that any of its wholly-owned Subsidiaries become an Additional Guarantor. That Subsidiary shall become an Additional Guarantor if:

(i) the Company and the Subsidiary deliver to the Agent a duly completed and executed Accession Letter executed as a deed poll; and

(ii) the Agent has received all of the documents and other evidence listed in Part III of Schedule 2 (*Conditions precedent*) in relation to that Additional Guarantor, each in form and substance satisfactory to the Agent.

(b) The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part III of Schedule 2 (*Conditions precedent*).

24.5 Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

24.6 Resignation of a Guarantor

(a) The Company may request that a Guarantor (other than the Company) ceases to be a Guarantor by delivering to the Agent a Resignation Letter.

(b) The Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(i) no Default is continuing or would result from the acceptance of the Resignation Letter (and the Company has confirmed this is the case);

(ii) the Guarantor is not also a Borrower that owes any Financial Indebtedness under this Agreement as a Borrower;

(iii) the Company delivers to the Agent evidence in form and substance satisfactory to the Agent (acting on the instructions of all the Lenders) that the cessation of the Guarantor as a Guarantor would not result in a breach of Clause 21.9 (*Guarantor Group*); and

(iv) all the Lenders have consented to the Company's request.

SECTION 10
THE FINANCE PARTIES

25. ROLE OF THE AGENT AND THE ARRANGER

25.1 Appointment of the Agent

(a) Each of the Arranger and the Lenders appoints the Agent to act as its agent under and in connection with the Finance Documents. The Agent will be agent for the Arranger and the Lenders except as described in paragraph (c).

(b) Each of the Arranger and the Lenders authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

(c) Where the Agent provides services in connection with the administration of the Loans, and the Loan Notes, that is when it calculates rates and amounts, keeps records, keeps the Register, receives and distributes payments and information received under Clauses 19.1 (*Financial statements*) and 19.4 (*Information: miscellaneous*), and receives and deals with Utilisation Notices, it does not provide those services as agent for the Arranger or the Lenders, but as principal, but the remainder of this Clause 25 still applies.

25.2 Duties of the Agent

(a) The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(b) If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Lenders.

(c) The Agent shall promptly notify the Lenders of any Default arising under Clause 22.1 (*Non-payment*).

(d) The Agent's duties under the Finance Documents are solely mechanical and administrative in nature. The Agent has no other duties except as expressly provided in the Finance Documents.

25.3 Role of the Arranger

Except as specifically provided in the Finance Documents, the Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

25.4 No fiduciary duties

(a) Nothing in this Agreement constitutes the Agent or the Arranger as a trustee or fiduciary of any other person.

(b) Neither the Agent nor the Arranger shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

25.5 Business with the Group

The Agent and the Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

25.6 **Rights and discretions of the Agent**

(a) The Agent may rely on:

(i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii) any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b) The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i) no Default has occurred (unless it has actual knowledge of a Default arising under Clause 22.1 (*Non-payment*));

(ii) any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

(iii) any notice or request made by the Company (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Obligors.

(c) The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d) The Agent may act in relation to the Finance Documents through its personnel and agents.

(e) Notwithstanding any other provision of any Finance Document to the contrary, no Agent nor any Arranger is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or a breach of any of its obligations under any Finance Document.

25.7 **Majority Lenders' instructions**

(a) Unless a contrary indication appears in a Finance Document, the Agent shall (i) act in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from acting or exercising any right, power, authority or discretion vested in it as Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with such an instruction of the Majority Lenders.

(b) Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Lenders and the Arranger.

(c) The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) or under paragraph (d) until it has received such security as it may require for any cost, loss or liability (including any associated Indirect Tax) which it may incur in complying with the instructions.

(d) In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

(e) The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any Finance Document.

25.8 **Responsibility for documentation**

Neither the Agent nor the Arranger:

(a) is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, the Arranger, an Obligor or any other person given in or in connection with any Finance Document or the Information Memorandum; or

(b) is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document.

25.9 **Exclusion of liability**

(a) Without limiting paragraph (b) below, the Agent will not be liable for any action taken by it, or for omitting to take action under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(b) No Party may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent may rely on this Clause 25.9.

(c) The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

25.10 **Lenders' indemnity to the Agent**

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Agent (otherwise than by reason of the Agent's gross negligence or wilful misconduct) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

25.11 **Resignation of the Agent**

(a) The Agent may resign and appoint one of its Affiliates acting through an office in Australia as successor by giving notice to the Lenders and the Company.

(b) Alternatively the Agent may resign by giving notice to the Lenders and the Company, in which case the Majority Lenders (after consultation with the Company) may appoint a successor Agent.

(c) If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the Agent (after consultation with the Company) may appoint a successor Agent (acting through an office in Australia).

(d) The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(e) The Agent's resignation notice shall only take effect upon the appointment of a successor.

(f) Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 25. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g) After consultation with the Company, the Majority Lenders may, by notice to the Agent, require it to resign in accordance with paragraph (b) above. In this event, the Agent shall resign in accordance with paragraph (b) above.

25.12 Confidentiality

(a) In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b) If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

(c) Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Arranger is obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

25.13 Relationship with the Lenders

The Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Relevant Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

25.14 Credit appraisal by the Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Agent and the Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a) the financial condition, status and nature of each member of the Group;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document;

(c) whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document;

(d) the adequacy, accuracy and/or completeness of the Information Memorandum and any other information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document; and

(e) the compliance by any Obligor or any other person with the Finance Documents or any other documents.

25.15 Agent's Management Time

Any amount payable to the Agent under Clause 14.3 (*Indemnity to the Agent*), Clause 16 (*Costs and expenses*) and Clause 25.10 (*Lenders' indemnity to the Agent*) shall include the cost of utilising the Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the Company and the Lenders, and is in addition to any fee paid or payable to the Agent under Clause 11 (*Fees*).

25.16 **Lender's tax status**

Each Lender confirms in favour of the Agent on the date of this Agreement or, in the case of a Lender which becomes a Party pursuant to a transfer or assignment, on the date on which the relevant transfer or assignment becomes effective that:

(a) in relation to a Loan from it (and, for the avoidance of doubt, in the case of a Lender who is a Multiple Participant, from the relevant Multiple Participant) to an English Borrower it (or, as applicable, that relevant Multiple Participant) is or will be a UK Qualifying Lender; and

(b) in relation to a Loan from it (and, for the avoidance of doubt, in the case of a Lender who is a Multiple Participant, from the relevant Multiple Participant) to a U.S. Borrower, it (or, as applicable that relevant Multiple Participant) is or will be a US Qualifying Lender,

(c) and each Lender shall promptly notify the Agent if there is any change in that position. If the Agent receives such notification from a Lender it shall promptly notify the Company.

26. **CONDUCT OF BUSINESS BY THE FINANCE PARTIES**

No provision of this Agreement or any Loan Note Deed Poll will:

(a) interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b) oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c) oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

27. **SHARING AMONG THE LENDERS**

27.1 **Payments to Lenders**

If a Lender (a "**Recovering Lender**") receives or recovers any amount other than in accordance with Clause 30 (*Payment mechanics*) and applies that amount to a payment due under the Finance Documents then:

(a) the Recovering Lender shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

(b) the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Lender would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 30 (*Payment mechanics*), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(c) the Recovering Lender shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the "**Sharing Payment**") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Lender as its share of any payment to be made, in accordance with Clause 30.5 (*Partial payments*).

27.2 Redistribution of payments

(a) The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Lender) in accordance with Clause 30.5 (*Partial payments*).

(b) Unless paragraph (c) applies:

(i) the receipt or recovery referred to in Clause 27.1 (*Payments to Lenders*) will be taken to have been a payment for the account of the Agent and not to the Recovering Lender for its own account, and the liability of the relevant Obligor to the Recovering Lender will only be reduced to the extent of any distribution retained by the Recovering Lender under Clause 27.1(c); and

(ii) (without limiting sub-paragraph (i)) the relevant Borrower shall indemnify the Recovering Lender against a payment under Clause 27.1(c) to the extent that (despite sub-paragraph (i)) its liability has been discharged by the recovery or payment.

(c) Where:

(i) the amount referred to in Clause 27.1 (*Payments to Lenders*) was received or recovered otherwise than by payment (for example, set off); and

(ii) the relevant Obligor, or the person from whom the receipt or recovery is made, is insolvent at the time of the receipt or recovery, or at the time of the payment to the Agent, or becomes insolvent as a result of the receipt, or recovery or the payment,

then the following will apply so that the Finance Parties have the same rights and obligations as if the money had been paid by the relevant Obligor to the Agent for the account of the Finance Parties and distributed accordingly:

(iii) each other Finance Party will assign to the Recovering Lender an amount of the debt owed by the relevant Obligor to that Finance Party under the Finance Documents equal to the amount received by that Finance Party under paragraph (a);

(iv) the Recovering Lender will be entitled to all rights (including interest and voting rights) under the Finance Documents in respect of the debt so assigned; and

(v) that assignment will take effect automatically on payment of the Sharing Payment by the Agent to the other Finance Party.

27.3 Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Lender becomes repayable and is repaid by that Recovering Lender, then:

(a) each Lender which has received a share of the relevant Sharing Payment pursuant to Clause 27.2 (*Redistribution of payments*) shall, upon request of the Agent, pay to the Agent for account of that Recovering Lender an amount equal to its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Lender for its proportion of any interest on the Sharing Payment which that Recovering Lender is required to pay);

(b) to the extent necessary, any debt assigned under Clause 27.2(c) will be reassigned; and

(c) the relevant Obligor will be liable to the reimbursing Lender for the amount so reimbursed.

27.4 **Exceptions**

(a) This Clause 27 shall not apply to the extent that the Recovering Lender would not, after making the payment pursuant to this Clause 27, have a valid and enforceable claim (or right of proof in an administration) against the relevant Obligor.

(b) A Recovering Lender is not obliged to share with any other Lender any amount which the Recovering Lender has received or recovered as a result of taking legal or arbitration proceedings, if:

(i) it notified the other Lender of the legal or arbitration proceedings; and

(ii) the other Lender had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice or did not take separate legal or arbitration proceedings.

28. COMPLIANCE WITH LOAN NOTE DEED POLL

Each Finance Party shall comply with each Loan Note Deed Poll.

29. PUBLIC OFFER

29.1 **Arranger's representations, warranties and undertakings**

The Arranger undertakes, represents and warrants to the Original Australian Borrowers as follows.

(a) On behalf of the Original Australian Borrowers it made invitations for the subscription of Loan Notes and corresponding participations:

(i) in the form agreed with the Company to at least ten parties, each of whom the Arranger's relevant officers involved in the transaction on a day to day basis believe carries on the business of providing finance or investing or dealing in securities in the course of operating in financial markets, for the purposes of s128F(3)(a)(i) of the Tax Act, and each of whom has been disclosed to the Company; or

(ii) in an electronic form that is used by financial markets for dealing in debentures (as defined in s128F(9) of the Tax Act).

(b) At least 10 of the parties to whom it has made invitations referred to in paragraph (a)(i) are not, to the knowledge of the relevant officers involved in the transaction, Associates of any of the others of those 10 offerees.

(c) It has not made and will not make offers or invitations referred to in paragraph (a)(i) above to parties whom its relevant officers involved in the transaction on a day to day basis are aware are Offshore Associates of the relevant Original Australian Borrower.

29.2 **Borrower's confirmation**

Each Borrower confirms that none of the potential offerees whose names were disclosed to it by the Arranger before the date of this Agreement were known or suspected by it to be an Offshore Associate of the Borrower or an Associate of any other such offeree and it will immediately advise the Arranger or the Agent if the parties disclosed to it by the Arranger or the Agent are known or suspected by it to be an Offshore Associate of the Borrower or an Associate of any other offeree.

29.3 Lender's representations and warranties

(a) Each Lender named in Schedule 1 represents and warrants to each Original Australian Borrower that:

(b) it received an invitation pursuant to Clause 29.1(a)(i) and it was, at the time of the invitation, and it will be, at the time it acquires an Original Loan Note, carrying on the business of providing finance, or investing or dealing in securities, in the course of operating in financial markets; or

(c) its participation under this Agreement resulted from the invitation referred to in clause 29.1(a)(ii).

29.4 Information

In connection with any Original Loan Note held by it or issued to it, each of the Arranger and each Lender named in Schedule 1 will provide to the Company when reasonably requested by the Company any factual information in its possession or which it is reasonably able to provide to assist the Company to demonstrate (based upon tax advice received by the Company) that the public offer test under s128F of the Tax Act has been satisfied in relation to the Original Loan Note; and where to do so will not in the Arranger's or the Lender's reasonable opinion breach any law or regulation or any duty of confidence.

29.5 Legal Restrictions

The Arranger and each Lender undertakes to the Obligors that it will not directly or indirectly offer or sell Loan Notes or distribute or circulate any offer document or other material in connection with the Loan Notes in any jurisdiction except under circumstances which would result in compliance with the laws and regulations of that jurisdiction.

SECTION 11
ADMINISTRATION

30. PAYMENT MECHANICS

30.1 Payments to the Agent

(a) On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b) Payment shall be made to such account:

(i) in the case of Australian dollars, at the city of the Agent; or

(ii) in the case of any other currency, in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London),

with such bank as the Agent specifies.

(c) Payment by an Obligor to the Agent for the account of a Finance Party satisfies the Obligor's obligation to make that payment.

30.2 Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 30.3 (*Distributions to an Obligor*) and Clause 30.4 (*Clawback*) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Relevant Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days' notice with a bank in Australia, in the case of Australian dollars, and, in the case of any other currency, in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

30.3 Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Clause 32 (*Set-off*)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

30.4 Clawback

(a) Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b) If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

30.5 Partial payments

(a) If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(i) **first**, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent or the Arrangers under the Finance Documents;

(ii) **secondly**, in or towards payment pro rata of any accrued interest or commission due but unpaid under this Agreement;

(iii) **thirdly**, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(iv) **fourthly**, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b) The Agent shall, if so directed by all the Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c) Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

30.6 No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

30.7 Business Days

(a) Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b) During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal at the rate payable on the original due date.

30.8 Currency of account

(a) Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b) A repayment of a Loan or Unpaid Sum or a part of a Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated on its due date.

(c) Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e) Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

30.9 Change of currency

(a) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Company); and

(ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(b) If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Company) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

31. REGISTER

31.1 Establishment of Register

The Agent shall establish and maintain a register in the Australian Capital Territory, Victoria or New South Wales or any other place in Australia approved by the Company (taking into account stamp duty considerations).

31.2 The Register

(a) The Agent shall inscribe the following information in the Register in respect of each Loan Note:

(i) its issue date, maximum principal amount and outstanding principal amount;

(ii) the relevant Loan Note Deed Poll under which it was issued;

(iii) the name and address of the initial Lenders and each subsequent Lender;

(iv) the account or address in Australia or outside Australia of the Lender to which payments are to be made; and

(v) details of all transfers or assignments, advances, repayments, prepayments and redemption of all or part of the Loan Note and any reduction of the maximum principal amount of the Loan Notes consequent upon any cancellation of Available Commitment under the Finance Documents.

(b) The Agent shall update the Register to note changes and shall rectify any errors in the Register of which it becomes aware or of which it has been notified.

(c) Each Lender may inspect the Register upon giving reasonable notice to the Agent.

31.3 Register is paramount

(a) The Borrowers and the Agent shall recognise the Lender whose name appears in the Register as the absolute owner of the Loan Notes inscribed in its name on the Register without regard to any other record or instrument.

(b) No notice of any trust or other interest in any Loan Note will be entered on the Register. Neither the Borrowers nor the Agent need take notice of any other interest in, or claim to, a Loan Note, except as ordered by a court of competent jurisdiction or required by law.

(c) The Register will be conclusive as to the amount of the Loan Notes subject to rectification for fraud or error.

32. SET-OFF

If a Default is subsisting a Finance Party may, but need not, set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any obligation owed by that Finance Party to that Obligor (whether or not matured), regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

33. NOTICES

33.1 Communications in writing

Subject to Clause 33.4 (*Electronic transmission of notice by or to the Agent*) any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

33.2 Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a) in the case of the Company, that specified opposite its name in Schedule 1 (*The Original Parties*);

(b) in the case of each Lender or any other Original Obligor, that specified in Schedule 1 (*The Original Parties*) or notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(c) in the case of the Agent:

Level 12, 530 Collins Street, Melbourne, Victoria, 3000

Facsimile: (03) 9273 3539

Attention: Transaction Management & Execution,
Credit Origination & Sales

or any substitute address, fax number, email address (if applicable), or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days' notice.

33.3 Delivery

(a) Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i) if by way of fax, when received in legible form; or

(ii) if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address; or

(iii) if by way of electronic transmission:

(A) when received and opened by the recipient; or

(B) if it complies with the rules under Clause 33.4 (*Electronic transmission of notice by or to the Agent*),

and, if a particular department or officer is specified as part of its address details provided under Clause 33.2 (*Addresses*), if addressed to that department or officer.

(b) Any communication or document to be made or delivered to the Agent will be effective only when actually received by the Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent's signature below (or any substitute department or officer as the Agent shall specify for this purpose).

(c) All notices from or to an Obligor shall be sent through the Agent.

(d) Any communication or document made or delivered to the Company in accordance with this Clause 33 will be deemed to have been made or delivered to each of the Obligors.

(e) Subject to clauses 33.4 (*Electronic transmission of notice by or to the Agent*) and 33.6 (*Reliance*), all notices must be signed by an Authorised Officer of the sender.

33.4 Electronic transmission of notice by or to the Agent

All notices, requests, demands, consents, approvals, agreements or other communications to or by the Agent:

(a) may be given by means of a secure website access to which is restricted to the parties to the Finance Documents (and, where applicable, their financial and legal advisers) established by the Agent or other electronic means in a manner and subject to rules established by the Agent and agreed with the Borrower; and

(b) will be taken to be given or made on the later of:

(i) a notice being posted on the secure website; and

(ii) receipt by the Agent of a delivery receipt in respect of an e-mail the Agent has sent to the relevant party's Nominated E-mail Address (as defined in Clause 33.4(c)) notifying that the notice has become available on the secure website.

(c) For the purposes of this Clause 33.4, "Nominated E-mail Address" means the e-mail address notified to the Agent at least five days before any e-mail is sent by the Agent or notice posted on the secure website.

33.5 Notification of address, fax number and email address

Promptly upon receipt of notification of an address, fax number and email address or change of address, fax number or email address pursuant to Clause 33.2 (*Addresses*) of an Obligor or changing its own address, fax number or email address, the Agent shall notify the other Parties.

33.6 Reliance

Any notice sent under this Clause 33 can be relied on by the recipient if the recipient reasonably believes the notice to be genuine and if it bears what appears to be the signature (original or facsimile) of an Authorised Officer of the sender (without the need for further enquiry or confirmation). Each Party must take reasonable care to ensure that no forged, false or unauthorised notices are sent to another Party.

33.7 English language

(a) Any notice given under or in connection with any Finance Document must be in English.

(b) All other documents provided under or in connection with any Finance Document must be:

(i) in English; or

(ii) if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

34. OBLIGOR'S COMPLIANCE WITH LOAN NOTE DEED POLL

Each Obligor will comply with each Loan Note Deed Poll from the date of this Agreement whether or not it has been executed.

35. CALCULATIONS AND CERTIFICATES

35.1 Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are *prima facie* evidence of the matters to which they relate.

35.2 Certificates and Determinations

Any certification or determination by a Finance Party of an exchange rate, a rate of interest or amount under Clause 10.4 (*Break Costs*), Clause 12 (*Tax gross up and indemnities*) or Clause 13 (*Increased costs, illegality and change of control*) or under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates and any certification or determination by a Finance Party of any other amount is sufficient evidence of the matters to which it relates unless the contrary is proved.

35.3 Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and in the case of Australian dollars and sterling a year of 365 days, and in the case of currencies other Australian dollars and sterling, a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

36. PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

37. REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

38. AMENDMENTS AND WAIVERS

38.1 Required consents

(a) Subject to Clause 38.2 (*Exceptions*) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Obligors and any such amendment or waiver will be binding on all Parties.

(b) The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 38.

38.2 Exceptions

(a) An amendment or waiver that has the effect of changing or which relates to:

(i) the definition of "Availability Period", "Available Commitment", "Available Currency", "Margin", "Termination Date" or "Majority Lenders" in Clause 1.1 (*Definitions*);

(ii) an extension to the date of payment of any amount under the Finance Documents;

(iii) a reduction in the Margin or the amount of any payment of principal, interest, fees or commission payable or any other payment obligation;

(iv) an increase in Commitment;

(v) a change to the Borrowers or Guarantors other than in accordance with Clause 24 (*Changes to the Obligors*);

(vi) any provision which expressly requires the consent of all the Lenders; or

(vii) Clause 2.2 (*Lenders' rights and obligations*), Clause 23 (*Changes to the Lenders*), Clause 27 (*Sharing among the Lenders*) or this Clause 38,

shall not be made without the prior consent of all the Lenders.

(b) An amendment or waiver which relates to the rights or obligations of the Agent or the Arranger may not be effected without the consent of the Agent or the Arranger.

39. INDEMNITIES AND REIMBURSEMENT

All indemnities and reimbursement obligations in each Finance Document are continuing and survive termination of the Finance Document, repayment of the Loans and cancellation or expiry of the Commitments.

40. COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

41. ACKNOWLEDGEMENT

Except as expressly set out in the Finance Documents, none of the Asia Pacific Loan Markets Association, the Finance Parties or any of their advisers have given any representation and warranty or other assurance to any Obligor in relation to the Finance Documents and the transactions they contemplate, including as to tax or other effects. The Obligors have not relied on any of them or on any conduct (including any recommendation) by any of them. The Obligors have obtained their own tax and legal advice.

42. PERMITTED DISCLOSURE

Notwithstanding anything herein to the contrary, each Finance Party may disclose to any and all persons, without limitation of any kind, any information with respect to the United States federal income tax treatment and United States federal income tax structure of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to such Finance Party relating to such tax treatment and tax structure.

SECTION 12

GOVERNING LAW AND ENFORCEMENT

43. GOVERNING LAW

This Agreement is governed by Victorian law.

44. ENFORCEMENT

44.1 Jurisdiction

(a) The courts having jurisdiction in Victoria have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a "**Dispute**").

(b) The Parties agree that those courts are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c) This Clause 44.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

44.2 Service of process

Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in Australia):

(a) irrevocably appoints the Company as its agent for service of process in relation to any proceedings in connection with any Finance Document; and

(b) agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

Each party expressly agrees and consents to the provisions of this Clause 44.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SHEDULE 1

THE ORIGINAL PARTIES

Part I
The Obligors

Name of Borrower	Registration number (or equivalent, if any)	Address for Service of Notice	Jurisdiction of Incorporation
Mayne Group Limited	ABN 56 004 073 410	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com	Australia
Mayne Healthcare Holdings Pty Limited	ABN 16 078 954 631	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com	Australia
Mayne Pathology Holdings Pty Limited	ABN 26 088 128 778	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com	Australia
Mayne Diagnostic Imaging Holdings Pty Ltd	ABN 21 080 527 699	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com	Australia
Mayne Pharma Pty Ltd	ABN 58 097 064 330	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com	Australia

Mayne Finance (Australia) Pty Ltd	ABN 58 076 865 435	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com	Australia
Mayne Pharma Plc	Reg. No. 01923357	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com	England
Mayne Pharma (USA) Inc.		Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com	Delaware
Mayne Pharma Euro Finance Co Limited	Reg. No. 04803389	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com	England

Name of Original Guarantor	Registration number (or equivalent, if any)	Address for Service of Notice	Trust (if applicable)	Trust Deed (if applicable)
Mayne Group Limited	ABN 56 004 073 410	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Mayne Healthcare Holdings Pty Limited	ABN 16 078 954 631	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Mayne Pathology Holdings Pty Limited	ABN 26 088 128 778	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		

Name of Original Guarantor	Registration number (or equivalent, if any)	Address for Service of Notice	Trust (if applicable)	Trust Deed (if applicable)
Mayne Diagnostic Imaging Holdings Pty Ltd	ABN 21 080 527 699	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Mayne Finance (Australia) Pty Ltd	ABN 58 076 865 435	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		

Name of Original Guarantor	Registration number (or equivalent, if any)	Address for Service of Notice	Trust (if applicable)	Trust Deed (if applicable)
Mayne Pharma Plc	Reg. No. 01923357	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Mayne Pharma (USA) Inc.		Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Mayne Pharma Euro Finance Co Limited	Reg. No. 04803389	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		

Name of Original Guarantor	Registration number (or equivalent, if any)	Address for Service of Notice	Trust (if applicable)	Trust Deed (if applicable)
Pathology Services Pty Limited	ABN 74 002 677 563	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Mayne Health Pathology Pty Ltd	ABN 84 007 190 043	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email:peter.kopanidis@maynegroup.com		
Queensland Medical Services Pty Ltd	ABN 43 010 904 588	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		

Name of Original Guarantor	Registration number (or equivalent, if any)	Address for Service of Notice	Trust (if applicable)	Trust Deed (if applicable)
AME Medical Services Pty Ltd	ABN 88 009 136 118	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Integrated Health Care Pty Limited	ABN 93 009 145 493	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		

Name of Original Guarantor	Registration number (or equivalent, if any)	Address for Service of Notice	Trust (if applicable)	Trust Deed (if applicable)
Healthcare Imaging Services (Victoria) Pty Limited	ABN 65 085 350 189	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Healthcare Imaging Services Pty Limited	ABN 65 080 595 937	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Faulding Healthcare Pty Ltd	ABN 25 000 875 034	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		

Name of Original Guarantor	Registration number (or equivalent, if any)	Address for Service of Notice	Trust (if applicable)	Trust Deed (if applicable)
F.H. Faulding Properties (Vic.) Pty. Ltd.	ABN 53 006 236 102	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com	FH Faulding Properties (Vic) Trust	Deed of Settlement dated 29 July 1988 between Francis Damien O'Loughlin (as Founder) and Pluteus Vic. (No.1) Pty Ltd (as Trustee) (as amended by Deed of Variation dated 18 June 1992 by Pluteus Vic. (No. 1) Pty Ltd).
Independent Pharmaceutical Supplies Pty Ltd	ABN 42 086 061 207	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
A.C.N. 091 753 043 Pty Ltd	ABN 32 091 753 043	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		

Name of Original Guarantor	Registration number (or equivalent, if any)	Address for Service of Notice	Trust (if applicable)	Trust Deed (if applicable)
Cenovis Pty. Limited	ABN 68 000 100 381	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Cenovis Health Co Pty Ltd	ABN 47 001 572 596	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Bullivant's Natural Health Products Pty. Limited	ABN 36 010 008 616	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		

Name of Original Guarantor	Registration number (or equivalent, if any)	Address for Service of Notice	Trust (if applicable)	Trust Deed (if applicable)
F.H. Faulding & Co. Limited	ABN 88 007 870 984	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Mayne Pharma Pty Ltd	ABN 58 097 064 330	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Queensland Diagnostic Imaging Pty Ltd	ABN 80 070 000 654	Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		

Name of Original Guarantor	Registration number (or equivalent, if any)	Address for Service of Notice	Trust (if applicable)	Trust Deed (if applicable)
Mayne Pharma (Canada) Inc.		Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Mayne Pharma (Ireland) Limited		Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		
Central Laboratories (Ire) Limited		Level 21, 390 St Kilda Road Melbourne Victoria 3004 Facsimile: (03) 9866 3605 Attention: Peter A. Kopanidis Group Treasurer Email: peter.kopanidis@maynegroup.com		

Part II

The Original Lenders

Name of Original Lender	Tranche A Facility Commitment	Tranche B Facility Commitment	Address for Service of Notice
Australia and New Zealand Banking Group Limited ABN 11 005 357 522	A$30,000,000	A$120,000,000	Level 10 530 Collins Street Melbourne Victoria 3000 Facsimile: (03) 9273 3238 Attention: Natalie Smith Associate Director, Healthcare Email: smithn13@anz.com
BNP Paribas ABN 23 000 000 117	A$20,000,000	A$80,000,000	Level 33 Rialto North 525 Collins Street Melbourne VIC 3000 Facsimile: (03) 9227 3888 Attention: Ross Fett Director Corporate & Investment Banking Email: ross.fett@au.bnpparibas.com
National Australia Bank Limited ABN 12 004 044 937	A$20,000,000	A$80,000,000	Level 33 500 Bourke Street Melbourne Victoria 3000 Facsimile: (03) 8641 2885 Attention: Cameron Peacock Manager Email: Cameron_S_Peacock@national.com.au
Commonwealth Bank of Australia ABN 48 123 123 124	A$15,000,000	A$60,000,000	Level 14 385 Bourke Street Melbourne Victoria 3000 Facsimile: (03) 9675 7288 Attention: Michael Adam Relationship Executive Email: michael.adam@cba.com.au

BOS International (Australia) Ltd ABN 23 066 601 250	A$10,000,000	A$40,000,000	Level 16 114 William Street Melbourne Victoria 3000 Facsmile: (03) 9641 2625 Attention: Scott Walkem Manager Email: scott_walkem@bankwest.com.au
HSBC Bank Australia Limited ABN 48 006 434 162	A$5,000,000	A$20,000,000	Level 29 140 William Street Melbourne Victoria 3000 Facsmile: (03) 9225 3766 Attention: Lyle D'Crus Account Relationship Manager Email: lyledcrus@hsbc.com.au
HSBC Bank USA			5th Floor 452 Fifth Avenue New York, NY 10018 Facsmile: (0011 1) 212 525 2286 Attention: Jeffrey Wieser Managing Director Email: Jeffrey.wieser@us.hsbc.com
HSBC Bank plc			24th Floor 8 Canada Square London, UK E14 5HQ Facsmile: (0011 44) 1212 522766 Attention: Michael Durkin Senior Corporate Banking Manager Email: Michael.durkin@hsbc.com
Total	**A$100,000,000**	**A$400,000,000**	

SHEDULE 2
CONDITIONS PRECEDENT

Part I
Conditions Precedent to Initial Utilisation

1. **Original Obligors**

(a) A certified copy of a resolution of the board of directors of each Original Obligor:

(i) approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(ii) in the case of an Original Guarantor, to the effect that it is in the best interests of the relevant guarantor, giving reasons;

(iii) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf;

(iv) if applicable, approving the terms of a power of attorney for the execution of the Finance Documents to which it is a party and resolving that it execute the power of attorney under common seal or by two directors or a director and a secretary; and

(v) authorising a specified person or persons, on its behalf, as Authorised Officers to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(b) If applicable, a certified copy of a power of attorney for the execution of each Finance Document to which it is a party, from each Obligor executed under common seal or by two directors or a director and a secretary.

(c) A specimen of the signature of each person authorised by the resolution referred to in paragraph (a) above.

(d) A certificate from the company secretary of the Company confirming that all of the Obligors (apart from the Company) are *wholly-owned Subsidiaries of the Company.*

(e) A certificate of an authorised signatory of the relevant Original Obligor certifying that each copy document relating to it specified in this Part 1 of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

2. **Legal Opinions**

(a) A legal opinion of Freehills, legal advisers to the Arranger and the Agent in Victoria, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(b) If an Original Obligor is incorporated in a jurisdiction outside Australia, a legal opinion of the legal advisers either to the Arranger and the Agent or the Obligors in the relevant

jurisdiction, substantially in the form distributed to the Original Lenders prior to signing this Agreement. In the event that a legal opinion is provided by the legal advisers to the Obligors, those legal advisers must be acceptable to the Arranger and the Agent.

3. **Other Documents And Evidence**

(a) A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable (if it has notified the Company accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

(b) Evidence that the fees, costs and expenses then due from the Company pursuant to Clause 11 (*Fees*) and Clause 16 (*Costs and expenses*) and as notified to the Company before the first Utilisation Request has been issued, have been paid or will be paid by the first Utilisation Date, or the Agent is satisfied that there are satisfactory arrangements in place for the prompt payment of the same.

(c) The Original Loan Note Deed Poll and the other Finance Documents duly executed.

Part II
Conditions Precedent Required to be Delivered by an Additional Borrower

1. An Accession Letter, duly executed and delivered by the Additional Borrower and the Company.
2. If the Additional Borrower is also an Additional Australian Borrower, an Additional Loan Note Deed Poll, duly executed and delivered by the Additional Australian Borrower and the Company.
3. A certified copy of a resolution of the board of directors of the Additional Borrower:
   (a) approving the terms of, and the transactions contemplated by, the Accession Letter, the Additional Loan Note Deed Poll (if applicable) and the Finance Documents and resolving that it executes the Accession Letter and, if applicable, the Additional Loan Note Deed Poll;
   (b) to the effect that it is in the best interests of the Additional Borrower, giving reasons;
   (c) authorising a specified person or persons to execute the Accession Letter and, if applicable, the Additional Loan Note Deed Poll on its behalf;
   (d) if applicable, approving the terms of a power of attorney for execution of the Accession Letter and, if applicable, the Additional Loan Note Deed Poll and resolving that it execute the power of attorney under common seal or by two directors or a director and a secretary; and
   (e) authorising a specified person or persons, on its behalf, as Authorised Officers to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents.
4. If applicable, a certified copy of a power of attorney for the execution of each Finance Document to which it is a party, from each Additional Borrower executed under common seal or by two directors or a director and a secretary.
5. If applicable, certified copies of all documents which constitute or contain the terms of the trusts of which an Additional Borrower is trustee.
6. A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above.
7. A certificate of solvency signed by a director of that Additional Borrower.
8. A certificate of the Additional Borrower (signed by a director) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.
9. A certificate of an authorised signatory of the Additional Borrower certifying that each copy document listed in this Part II of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.

10. A certificate or other evidence from any Additional Australian Borrower and signed by a director certifying that such Additional Australian Borrower is not in breach of Chapter 2E or Part 2J.3 of the Corporations Act 2001 of Australia.

11. A copy of any other authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by the Accession Letter and, if applicable, the Additional Loan Note Deed Poll or for the validity and enforceability of any Finance Document. If available, the latest audited financial statements of the Additional Borrower.

12. In respect of an Additional Australian Borrower, a legal opinion of Freehills, legal advisers to the Arranger and the Agent in Australia.

13. If the Additional Borrower is incorporated in a jurisdiction outside Australia, a legal opinion of the legal advisers either to the Arranger and the Agent or the Additional Borrower in the jurisdiction in which the Additional Borrower is incorporated. In the event that a legal opinion is provided by the legal advisers to the Additional Borrower, those legal advisers must be acceptable to the Agent.

14. If the Additional Borrower is incorporated in a jurisdiction outside Australia, evidence that the process agent specified in Clause 44.2 (*Service of process*), if not an Obligor, has accepted its appointment in relation to the Additional Borrower.

Part III
Conditions Precedent Required to be Delivered by an Additional Guarantor

1. An Accession Letter, duly executed and delivered by the Additional Guarantor and the Company.
2. A certified copy of a resolution of the board of directors of the Additional Guarantor:
   (a) approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute the Accession Letter;
   (b) to the effect that it is in the best interests of the Additional Guarantor, giving reasons;
   (c) authorising a specified person or persons to execute the Accession Letter on its behalf;
   (d) if applicable, approving the terms of a power of attorney for execution of the Accession Letter and resolving that it execute the power of attorney under common seal or by two directors or a director and a secretary; and
   (e) authorising a specified person or persons, on its behalf, as Authorised Officers to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents
3. If applicable, a certified copy of a power of attorney for the execution of each Finance Document to which it is a party, from each Additional Guarantor executed under common seal or by two directors or a director and a secretary.
4. If applicable, certified copies of all documents which constitute or contain the terms of the trusts of which an Additional Guarantor is trustee.
5. A specimen of the signature of each person authorised by the resolution referred to in paragraph 2 above.
6. A certificate of solvency signed by a director of that Additional Guarantor.
7. A certificate of the Additional Guarantor (signed by a director) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.
8. A certificate of an authorised signatory of the Additional Guarantor certifying that each copy document listed in this Part III of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.
9. A certificate or other evidence from any Additional Guarantor incorporated in Australia and signed by a director certifying that such Additional Guarantor is not in breach of Chapter 2E or Part 2J.3 of the Corporations Act 2001 of Australia.
10. A copy of any other authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by the Accession Letter or for the validity and enforceability of any Finance Document. If available, the latest audited financial statements of the Additional Guarantor.

11. If the Additional Guarantor is incorporated in Australia, a legal opinion of Freehills, legal advisers to the Arranger and the Agent in Australia.
12. If the Additional Guarantor is incorporated in a jurisdiction outside Australia, a legal opinion of the legal advisers either to the Arranger and the Agent or the Additional Guarantor in the jurisdiction in which the Additional Guarantor is incorporated. In the event that a legal opinion is provided by the legal advisers to the Additional Guarantor, those legal advisers must be acceptable to the Agent.
13. If the Additional Guarantor is incorporated in a jurisdiction outside Australia, evidence that the process agent specified in Clause 44.2 (*Service of process*), if not an Obligor, has accepted its appointment in relation to the Additional Guarantor.

SHEDULE 3
REQUESTS

Utilisation Request

From: [*Borrower*]

To: [*Agent*]

Dated:

Dear Sirs

Mayne Group Limited – A$500,000,000 Facility Agreement dated [ ] 2004 (the "Facility Agreement")

1. We refer to the Facility Agreement. Terms defined in the Facility Agreement shall have the same meaning in this Utilisation Request.
2. We are an [Australian/English/U.S.] Borrower and wish to borrow a Loan on the following terms:

Proposed Utilisation Date:	[ ] (or, if that is not a Business Day, the next Business Day)
Facility to be utilised:	[Tranche A Facility]/[Tranche B Facility]*
Means of utilisation:	[Loan Notes/cash advance]
Currency of Loan:	[ ]
Amount:	[ ] or, if less, the Available Facility for the [Tranche A/Tranche B]* Facility
Interest Period:	[ ]

3. We confirm that each condition specified in Clause 4.2 *(Further conditions precedent)* is satisfied on the date of this Utilisation Request.
4. The proceeds of this Loan should be credited to [account]. ***[Note: In the case of the first Utilisation, the Utilisation Request must provide for an amount equal to the then outstanding balance of the Existing Facility Agreement to be paid directly to ANZ to account no. [insert number of the relevant account].]***
5. This Utilisation Request is irrevocable.

Yours faithfully

____
Authorised Officer of
[*name of relevant Borrower*]

* Delete as appropriate.

* Delete as appropriate.

SHEDULE 4
FORM OF TRANSFER CERTIFICATE

To: [ ] as Agent

From: [*The Existing Lender*] (the "**Existing Lender**") and [*The New Lender*] (the "**New Lender**")

Dated:

Mayne Group Limited – A$500,000,000 Facility Agreement dated [ ] 2004 (the "Facility Agreement") [and Loan Note Deed Poll dated [*] by the Australian Borrowers named therein (the "Loan Note Deed Poll")]

1. We refer to the Facility Agreement. Terms used in the Facility Agreement shall have the same meaning in this Transfer Certificate.
2. We refer to Clause 23.5 *(Procedure for transfer):*
   (a) [The Existing Lender transfers Loan Notes with a maximum aggregate face amount and aggregate principal outstanding representing the commitment and amounts lent referred to in the Schedule with effect from and including the transfer date in accordance with Clause 23.5 (*Procedure for transfer*).]

   (b) The Existing Lender and the New Lender novate all or part of the Existing Lender's Commitment, other rights and obligations referred to in the Schedule.

   (c) The proposed transfer date is [ ].

   (d) The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 33.2 (Addresses) are set out in the Schedule.
3. The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 23.4 *(Limitation of responsibility of Existing Lenders).*
4. This Transfer Certificate is governed by Victorian law.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]
[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender] [New Lender]

By:________________________________ By:________________________________

This Transfer Certificate is accepted by the Agent on behalf of all other parties to the Facility Agreement and the Transfer Date is confirmed as [ ].

[Agent]

By:________________________________

SHEDULE 5
FORM OF ACCESSION LETTER

Made by: Each of [*Subsidiary*] ("Subsidiary") and Mayne Group Limited ("Company")

In favour of : [ ] as Agent and each of the other parties to the Facility Agreement from time to time

Dated:

Dear Sirs

Mayne Group Limited – A$500,000,000 Facility Agreement dated [ ] 2004 (the "Facility Agreement")

1. We refer to the Facility Agreement. Terms used in the Facility Agreement shall have the same meaning in this Accession Letter.
2. [*Subsidiary*] agrees to become an [Additional Borrower/Additional Guarantor]* and to be bound by the terms of the Facility Agreement as an [Additional Borrower/Additional Guarantor]* pursuant to Clause [24.2 (*Additional Borrowers*/24.4 (*Additional Guarantors*)]* of the Facility Agreement. [*Subsidiary*] is a company duly incorporated under the laws of [*name of relevant jurisdiction*].
3. [[*Subsidiary*] is the trustee of the [*insert name of trust*] trust established by a trust deed dated [*insert date*] between [*insert parties*] [(as amended by a deed of amendment dated [*insert date*]).]**
4. [*Subsidiary's*] administrative details are as follows:

   Address:

   Fax no:

   Attention:
5. This Accession Letter is governed Victorian law.
6. This Accession Letter is made by each of the Subsidiary and the Company as a deed poll. Each of the parties to the Facility Agreement from time to time has the benefit of this deed poll and can enforce it even if not in existence at the time this deed poll is executed.

Signed, sealed and delivered for Mayne Group Limited by _______________ in the presence of:

_______________ Witness	_______________ Attorney
_______________ Name	_______________ Name

Signed, sealed and delivered for [*Subsidiary*] by _______________ in the presence of :

_______________ Witness	_______________ Attorney
_______________ Name	_______________ Name

* *Delete as appropriate*

** *Insert as appropriate.*

SHEDULE 6
FORM OF RESIGNATION LETTER

To: [ ] as Agent

From: [*resigning Obligor*] and Mayne Group Limited

Dated:

Dear Sirs

Mayne Group Limited – A$500,000,000 Facility Agreement dated [ ] 2004 (the "Facility Agreement")

1. We refer to the Facility Agreement. Terms used in the Facility Agreement shall have the same meaning in this Resignation Letter.
2. Pursuant to [Clause 24.3 *(Resignation of a Borrower)*]/[Clause 24.6 *(Resignation of a Guarantor)*], we request that [*resigning Obligor*] be released from its obligations as a [Borrower]/[Guarantor] under the Facility Agreement.
3. We confirm that:
   (a) No Default is continuing or would result from the acceptance of this request; and
   (b) [*resigning Obligor*] [is under no actual or contingent obligations as a Borrower under any Finance Documents/is not also a Borrower that owes any Financial Indebtedness under the Facility Agreement as a Borrower].
4. This letter is governed by Victorian law.

Mayne Group Limited

By:____________________________________

[*Resigning Obligor*]

By:____________________________________

SHEDULE 7
FORM OF COMPLIANCE CERTIFICATE

To: [ ] as Agent

From: Mayne Group Limited

Dated:

Dear Sirs

Mayne Group Limited – A$500,000,000 Facility Agreement dated [ ] 2004 (the "Facility Agreement")

1. I refer to the Facility Agreement. Terms used in the Facility Agreement shall have the same meaning in this Compliance Certificate.
2. I confirm that for the Calculation Period ending on [*insert applicable Calculation Date*]:
   (a) the Interest Cover Ratio was [insert ratio] as at [insert applicable Calculation Date];
   (b) the Debt to Earnings Ratio was [*insert ratio*] as at [*insert applicable Calculation Date*];
   (c) the ratio of Total Financial Indebtedness to the aggregate of Total Financial Indebtedness and Shareholders Funds was [*insert ratio*] as at [*insert applicable Calculation Date*];
   (d) MA Total Assets of the Guarantors (as calculated in accordance with Clause 21.9(a)(i)) expressed as a percentage of MA Total Assets of the Group was [*insert percentage*] as at [*insert applicable Calculation Date*];
   (e) EBIT of the Guarantors (as calculated in accordance with Clause 21.9(a)(ii)) expressed as a percentage of EBIT of the Group was [*insert percentage*] as at [*insert applicable Calculation Date*]; and
   (f) the percentage that Healthcare constituted of each of EBITDA and Total Assets was [*insert percentage*] and [*insert percentage*], respectively.
3. The computations relating to each of the above ratios and percentages, and the associated calculations as at the date as at which the Financial Statements which this certificate accompanies, are as follows:
   (a) [ ];
   (b) [ ];
   (c) [ ];
   (d) [ ];
   (e) [ ];
   (f) [ ].

4. I confirm that, except as may be specified in paragraph 5 below:

   (a) no litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency have been commenced against the Company or any of its Subsidiaries that:

      (i) have been reported to the head of the Company's legal department in accordance with the Company's Legal Compliance Procedures; and

      (ii) in the opinion of the management of the Company or any of its Subsidiaries (or in the opinion of that entity's legal advisers), are reasonably likely to be adversely determined against that entity and have a Material Adverse Effect;

   (b) the Compliance Program has not identified that an Obligor has failed to obtain any Authorisations required or desirable for it to carry on its business, and which are material, except to the extent that failure so to do would not be reasonably likely to have a Material Adverse Effect; and

   (c) the Compliance Program has not identified the non-compliance by an Obligor of any legal or statutory obligations applicable to it, its assets or the business carried on by it where such non-compliance would have, or be reasonably likely to have, a Material Adverse Effect.

5. [The exceptions to the confirmation provided in paragraph 4 above are as follows:

   (a) [ ]; and

   (b) [ ].]

6. I confirm that the aggregate amount as at the [*insert applicable Calculation Date*], indemnified by the Obligors in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of indebtedness payable by any member of the Group is A$[ ].

Signed:____________________________

Group Treasurer
Mayne Group Limited

SHEDULE 8
EXISTING SECURITY

Name of Group member	Security
AMNL Pty Ltd ACN 081 051 676 ("AMNL")	(a) Fixed and Floating Charge dated 13 May 1998 granted by AMNL in favour of Deutsche Australia Limited ACN 006 385 593; and (b) any other Security granted by AMNL that is collateral to, or in replacement of, the Security in paragraph (a) above and of substantially the same effect entered into in connection with the financing and operation of the Noosa Hospital provided that the aggregate amount secured under Securities referred to in paragraph (a) and this paragraph (b) does not exceed A$16,000,000 at any time.
Perpetual Trustee Company Ltd ACN 000 001 007 as trustee of the Mayne Nickless Health Care Trust No.1 ("PTC")	(a) Fixed and Floating Charge granted by PTC in favour of PT Limited ACN 004 454 666 under the document entitled "Health Care Trust No. 1 Security Trust Deed" dated 8 June 1999; and (b) any other Security granted by PTC or Mayne Finance Limited ACN 005 755 742 ("**MFL**") (or the shareholders of MFL in respect of their shares (and associated rights) in MFL) that is collateral to, or in replacement of, the Security in paragraph (a) above and of substantially the same effect entered into in connection with the financing and operation of the Joondalup Health Campus provided that the aggregate amount secured under the Securities referred to in paragraph (a) above and this paragraph (b) does not exceed A$82,000,000 at any time.

SHEDULE 9
TIMETABLES

	Loans in Australian dollars	Loans in euro	Loans in US dollars	Loans in sterling
Delivery of a duly completed Utilisation Request (Clause 5.1 (*Delivery of a Utilisation Request*)	Before 11:30 a.m., 2 Business Days prior to Utilisation Date	Before 11:00 a.m., 3 Business Days prior to Utilisation Date	Before 11:00 a.m., 3 Business Days prior to Utilisation Date	Before 11:00 a.m., 3 Business Days prior to Utilisation Date
Agent notifies the Lenders of the Loan in accordance with Clause 5.4(d) (*Lenders' participation*)	As soon as practicable after receipt of a Utilisation Request	As soon as practicable after receipt of a Utilisation Request	As soon as practicable after receipt of a Utilisation Request	As soon as practicable after receipt of a Utilisation Request
Agent receives a notification from a Lender under Clause 6.2 (*Unavailability of a currency*)	Not applicable	By 4:00 p.m. on the Quotation Day	By 4:00 p.m. on the Quotation Day	By 4:00 p.m. on the Business Day immediately before the Quotation Day
Agent gives notice in accordance with Clause 6.2 (*Unavailability of a currency*)	Not applicable	By 10:00 a.m. on the next Business Day after the Quotation Day	By 10:00 a.m. on the next Business Day after the Quotation Day	By 10:00 a.m. on the Quotation Day
Base Rate is fixed	Quotation Day as of 10:10 am Melbourne time	Quotation Day as of 11:00 am (Central European time) in respect of EURIBOR	Quotation Day as of 11:00 a.m. London time in respect of USD LIBOR	Quotation Day as of 11:00 a.m. London time in respect of LIBOR

SHEDULE 10
MANDATORY COST FORMULAE

1. The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.
2. On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the "**Additional Cost Rate**") for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Loan) and will be expressed as a percentage rate per annum.
3. The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Agent. This percentage will be certified by that Lender in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender's participation in all Loans made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of Loans made from that Facility Office.
4. The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

   (a) in relation to a sterling Loan:

$$\frac{AB + C(B - D) + E \times 0.01}{100 - (A + C)} \text{ per cent per. annum.}$$

   (b) in relation to a Loan in any currency other than sterling:

$$\frac{E \times 0.01}{300} \text{ per cent per. annum.}$$

Where:

A is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

B is the percentage rate of interest (excluding the Margin and the Mandatory Cost and, if the Loan is an Unpaid Sum, the additional rate of interest specified in paragraph (a) of Clause 8.3 (*Default interest*)) payable for the relevant Interest Period on the Loan.

C is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

D is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits.

E is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of charge supplied by

the Reference Banks to the Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5. For the purposes of this Schedule:

(a) "**Eligible Liabilities**" and "**Special Deposits**" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b) "**Fees Rules**" means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c) "**Fees Tariffs**" means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(d) "**Tariff Base**" has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6. In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7. If requested by the Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for the financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

8. Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

(a) the jurisdiction of its Facility Office; and

(b) any other information that the Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

9. The percentages of each Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purposes of E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender's obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

10. The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the

information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11. The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12. Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

13. The Agent may from time to time, after consultation with the Company and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

SHEDULE 11
QUALIFICATIONS OF LAW

1. In relation to the laws of Australia, the following qualifications:

   (a) the expression "enforceable" means that the obligations are of the type which courts enforce but does not mean that the obligations will be necessarily enforced in all circumstances;

   (b) the enforcement in the courts of Victoria and Australia of each Finance Document in accordance with their terms against the Obligors may be subject to or limited by:

      (i) the general principles of equity, which provide that equitable remedies are discretionary, subject to equitable defences and are not available where damages are considered by the court to be an adequate remedy;

      (ii) the application of the laws relating to insolvency, liquidation, receivership, reorganisation, administration, moratoria, court schemes, and the powers given to courts affecting creditors' rights generally;

      (iii) claims becoming barred under statutes imposing limited periods within which proceedings can be brought;

      (iv) defences of set-off, abatement or counterclaim;

      (v) fraud, the general common law doctrines of estoppel in relation to representations, acts or omissions of creditors and of frustration, and to statutory prohibitions of misleading, deceptive or unconscionable conduct;

      (vi) the general jurisdiction of the court to award costs, even as against a successful party;

      (vii) the discretion vested in the courts to stay any proceedings commenced against a party if there are other proceedings in other jurisdictions simultaneously on foot against that party;

      (viii) the court's discretion to disregard any provision that any entry, calculation or certification by any person is to be conclusive and binding;

      (ix) the court's discretion to determine whether any provision is severable;

      (x) the court's discretion not to enforce a provision which is in the nature of a penalty;

      (xi) the court's discretion to give judgment for a monetary amount in Australian dollars rather than a foreign currency;

      (xii) the possible unenforceability of an indemnity for legal costs or breach of any law;

      (xiii) any obligation of a party to pay interest on overdue amounts at a rate higher than the rate applying before the amount fell due may be held to constitute a penalty and be unenforceable;

(xiv) there is some uncertainty as to:

(1) the enforceability of any obligations to negotiate in good faith (or similar); and

(2) the enforceability of any currency indemnity.

(xv) where any party is vested with a discretion or may determine a matter in its opinion, Australian law may require that such discretion be exercised reasonably and that such opinion be based on reasonable grounds; and

(xvi) a payment made under mistake may be liable to restitution;

(c) the Commissioner of Taxation has power to issue a notice requiring a party to deduct from any payment to a lender an amount in respect of that lender's Australian tax or tax-related liability, judgment debt for a tax-related liability (including costs), or a court-ordered amount in connection with taxation offences.

2. In relation to the laws of England, the qualifications set out in paragraphs 6.10, 6.12 and 7.1 of the opinion of Ashurst dated on or about the date of this agreement.

3. In relation to the Federal laws of the United States and:

(a) the General Corporation Law of the State of Delaware, the proviso contained in paragraphs 3 and 4 of the opinion of Sullivan and Cromwell dated on or about the date of this agreement; and

(b) the laws of the State of New York, the proviso contained in paragraph 5 of the opinion of Sullivan and Cromwell dated on or about the date of this agreement.

4. In relation to the Federal income tax laws of the United States and the income tax laws of the State of New York, the assumptions contained in paragraphs (iii), (vi) and (vii) of the opinion of Sullivan and Cromwell dated on or about the date of this agreement.

5. In relation to the laws of Ireland, the qualifications set out in paragraphs 3.5, 3.7, 4.1-4.11 (inclusive) of the opinion of A&L Goodbody dated on or about the date of this agreement.

6. In relation to the laws of Quebec and the laws of Canada, the qualifications set out in paragraphs 7.8, 7.9, 8(a), (b) and (c) of the opinion of Fraser Milner Casgrain LLP dated on or about the date of this agreement.

Executed as an agreement

Original Borrowers:

Signed for
Mayne Group Limited
by its attorney in
the presence of:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Witness	Attorney
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Mayne Healthcare Holdings Pty Limited
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Mayne Pathology Holdings Pty Limited
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Mayne Diagnostic Imaging Holdings Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Mayne Pharma Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Mayne Finance (Australia) Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed for
Mayne Pharma Plc
by its attorney in
the presence of:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Witness	Attorney
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed for
Mayne Pharma (USA) Inc.
by its attorney in
the presence of:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Witness	Attorney
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed for
Mayne Pharma Euro Finance Co Limited
by its attorney in
the presence of:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Witness	Attorney
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Original Guarantors:

Signed for
Mayne Group Limited
by its attorney in
the presence of:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Witness	Attorney
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Mayne Healthcare Holdings Pty Limited
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Mayne Pathology Holdings Pty Limited
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Mayne Diagnostic Imaging Holdings Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Mayne Finance (Australia) Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed for
Mayne Pharma Plc
by its attorney in
the presence of:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Witness	Attorney
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed for
Mayne Pharma (USA) Inc.
by its attorney in
the presence of:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Witness	Attorney
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed for
Mayne Pharma Euro Finance Co Limited
by its attorney in
the presence of:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Witness	Attorney
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Pathology Services Pty Limited
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Mayne Health Pathology Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Queensland Medical Services Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
AME Medical Services Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Integrated Health Care Pty Limited
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Healthcare Imaging Services (Victoria) Pty Limited
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Healthcare Imaging Services Pty Limited
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Faulding Healthcare Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
F.H. Faulding Properties (Vic.) Pty. Ltd.
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Independent Pharmaceutical Supplies Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
A.C.N. 091 753 043 Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Cenovis Pty. Limited
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Cenovis Health Co Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Bullivant's Natural Health Products Pty. Limited
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
F.H. Faulding & Co. Limited
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Mayne Pharma Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed by
Queensland Diagnostic Imaging Pty Ltd
by:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Secretary	Director
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed for
Mayne Pharma (Canada) Inc.
by its attorney in
the presence of:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Witness	Attorney
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed for
Mayne Pharma (Ireland) Limited
by its attorney in
the presence of:

Karen Ping-Huay Kee (Signed)	**Paul Andrew Binfield (Signed)**
Witness	Attorney
KAREN PING-HUAY KEE	**PAUL ANDREW BINFIELD**
Name (please print)	Name (please print)

Signed for
Central Laboratories (Ire) Limited
by its attorney in
the presence of:

Karen Ping-Huay Kee (Signed)	Paul Andrew Binfield (Signed)
Witness	Attorney
KAREN PING-HUAY KEE	PAUL ANDREW BINFIELD
Name (please print)	Name (please print)

Original Lenders:

Signed for
Australia and New Zealand
Banking Group Limited
by its attorney in
the presence of:

Jane Louise O'Connor (Signed)	Natalie Smith (Signed)
Witness	Attorney
JANE LOUISE O'CONNOR	NATALIE SMITH
Name (please print)	Name (please print)

Signed for
BNP Paribas
by its attorney in
the presence of:

Bronwyn Wakeham (Signed)
Witness

BRONWYN WAKEHAM
Name (please print)

Peter Jewitt (Signed)	Ross Fett (Signed)
Attorney	Attorney
PETER JEWITT	ROSS FETT
Name (please print)	Name (please print)

Signed for
National Australia Bank Limited
by its attorney in
the presence of:

Daniel Jonathon McLean (Signed)	**Andrew James Colliver (Signed)**
Witness	Attorney
DANIEL JONATHON MCLEAN	**ANDREW JAMES COLLIVER**
Name (please print)	Name (please print)

Signed for
Commonwealth Bank of Australia
by its attorney in
the presence of:

Stephen Berkery (Signed)	**Andrew James Holland (Signed)**
Witness	Attorney
STEPHEN BERKERY	**ANDREW JAMES HOLLAND**
Name (please print)	Name (please print)

Signed for
BOS International (Australia) Ltd
by its attorney in
the presence of:

Jane O'Connor (Signed)	**Andrew Booth (Signed)**
Witness	Attorney
JANE O'CONNOR	**ANDREW BOOTH**
Name (please print)	Name (please print)

Signed for
HSBC Bank Australia Limited
by its attorney in
the presence of:

Jane Louise O'Connor (Signed)	**David Katiforis (Signed)**
Witness	Attorney
JANE LOUISE O'CONNOR	**DAVID KATIFORIS**
Name (please print)	Name (please print)

Signed for
HSBC Bank USA
by its attorney in
the presence of:

Lyle D'Crus (Signed)	**David Katiforis (Signed)**
Witness	Attorney
LYLE D'CRUS	**DAVID KATIFORIS**
Name (please print)	Name (please print)

Signed for
HSBC Bank plc
by its attorney in
the presence of:

Lyle D'Crus (Signed)	**David Katiforis (Signed)**
Witness	Attorney
LYLE D'CRUS	**DAVID KATIFORIS**
Name (please print)	Name (please print)

Agent:

Signed for
Australia and New Zealand
Banking Group Limited
by its attorney in
the presence of:

Jane O'Connor (Signed)	**Greg Miller (Signed)**
Witness	Attorney
JANE O'CONNOR	**GREG MILLER**
Name (please print)	Name (please print)

Arranger:

Signed for
Australia and New Zealand Banking Group Limited
trading as **ANZ Investment Bank**
by its attorney in the presence of:

Jane O'Connor (Signed)	**John Hudson (Signed)**
Witness	Attorney
JANE O'CONNOR	**JOHN HUDSON**
Name (please print)	Name (please print)

EX-4.20 4 dex420.htm SERVICE CONTRACT BETWEEN MAYNE GROUP LIMITED AND NEIL RODAWAY

Exhibit 4.20

Private & Confidential

17 December 2003

Mr Neil Rodaway
General Manager Asset Management
Mayne Group Limited
390 St Kilda Road
MELBOURNE VIC 3004

Dear Neil,

It is with pleasure that I offer you appointment to the position of Group General Manager Diagnostic Services, under the following terms and conditions. You will report to the Group Managing Director & CEO and you will be located in Melbourne.

Employer

Your contract of employment is with Mayne Group Limited ABN 56 004 073 410 (Mayne). As an employee of Mayne, you may be required to provide services to any company in the Mayne Group, and all entities which are subsidiaries of Mayne.

Contract Terms

This contract shall take effect from 1 January 2004 and will supersede in its entirety your current employment contract and arrangements, which shall be deemed to have terminated by mutual consent as from 31 December 2003. However, for the purposes of service-related benefits of employment, your service with Mayne will be regarded as continuous from the 2 November 1992, the date you initially commenced employment with the Group or a related company.

Duties

Your specific duties and responsibilities in this position are as outlined in the attached position description. You may, however, be required to undertake other duties and responsibilities from time to time in addition to or as variations of the duties and responsibilities of the position. As a consequence, or for other reasons, your reporting responsibility and/or position title may also be altered from time to time. In this event, your remuneration and other benefits under this contract will not be altered without your consent, except to the extent that this contract permits.

Remuneration

Your remuneration will be made up of a total employment cost (TEC) at the rate of $420,000p.a., inclusive of salary, Superannuation and benefits you may wish to charge to the TEC.

Your remuneration will be reviewed annually, usually in June, with any increase, which may arise from each review being effective on 1 July. The review and operative dates may be altered by Mayne from time to time.

Senior Executive Short Term Incentive Plan

You will be eligible to participate in the Mayne Group Senior Executive Short Term Incentive Plan (SESTIP), pursuant to which an award of an amount equal to a proportion of your fixed annual remuneration determined by the Board may be made to you where specified performance conditions are satisfied.

The Plan is designed to provide both a short term and a medium term incentive to senior executives. The short term incentive will be satisfied by payment of part of any amount awarded to you in cash. The medium term incentive is provided in the form of Mayne Shares purchased through a nominated percentage of the amount awarded.

Under separate correspondence you will receive an invitation to participate in the SESTIP which will include the Rules of the SESTIP, the maximum amount that may be awarded to you, the performance criteria against which the incentive award will be assessed and the rights and obligations applicable to the allocation of shares.

Participation in the SESTIP will be subject to your acceptance of the terms set out in the invitation, and for the financial year 2003/2004 any award will be pro rata to reflect your commencement in the plan effective 1 January 2004.

Superannuation

You will be required to remain a member of the Mayne Group Superannuation Fund.

Salary for Superannuation will be at the rate of 92% of TEC. As your superannuation contribution exceeds the SGC maximum, you may elect to reduce your contribution to no less than the SCG maximum which is currently $11,002p.a.

Full details of the range of Superannuation entitlements are supplied in the Member's Booklet, which is already in your possession.

Re-assignment

Mayne has a policy in which it reserves the right to reassign employees geographically from time to time. Such reassignment will occur after consultation and agreement with you, particularly as to your career development and your own circumstances.

Termination of Employment

You may resign from your employment and terminate this contract by giving to Mayne no less than six (6) months' notice in writing. If you do so, Mayne is not obliged to provide you with duties during the notice period. In the event you resign to join a competitor, Mayne reserves the right to require you to serve the notice period on an active or passive basis.

Similarly, Mayne may, at any time, terminate your employment by giving no less than six (6) months' notice in writing or payment in lieu. Payment in lieu of notice will be at the rate equivalent to your TEC for the period of notice.

In the case of serious misconduct (including disclosure of confidential information or other serious or continuing breaches of this contract) Mayne may terminate your employment without notice. In this case you will receive only accrued but un-taken leave entitlements.

Retrenchment

If your employment is terminated on the grounds of redundancy, retrenchment benefits payable to you will accord with the terms of the retrenchment policy applicable to Mayne staff at that time, except that, the payment in respect of notice will be not less than the notice period provided above.

Mayne Group Policies

You will be required to comply with Mayne Group policies and procedures generally, as established and varied from time to time.

Confidentiality

It is agreed that, without limiting any express or implied obligation of confidentiality upon you under any statute (including Corporation Law) you undertake that you will not divulge to any person or use any trade secrets or confidential information concerning the business, financial arrangements or any further information, which is not publicly available, except with the written authority of the undersigned.

Restriction on Activities

It is agreed that you will not during your employment with Mayne or within six months after cessation, either on your own account or jointly with any other person, or company, solicit interfere with or endeavor to entice away from Mayne or its subsidiaries any employee or customer of the Group.

Applicable Law

This contract of employment will be governed by the law of the State of Victoria.

Schedule of Benefits

The employment benefits applicable to you in this position are recorded in the attached schedule.

Date of Effect

This contract takes effect on the 1 January 2004.

Attachments

The enclosed attachments to this letter form part of the terms and conditions of your contract of employment.

Acceptance

To signify your acceptance of this offer of employment under the conditions outlined above, please sign, date, and return the duplicate of this letter to me.

Yours sincerely,

STUART JAMES
Group Managing Director & CEO

Att: Schedule of Benefits
TEC Schedule

I acknowledge having received and read this letter and each of its attachments, and I accept the offer of employment on the terms set out in this letter.

____
Neil Rodaway

Date: __/__/____

SCHEDULE OF BENEFITS

Name: Neil Rodaway
Position: Group General Manager Diagnostic Services
Date: 1 January 2004

These benefits apply subject to the variations contained in the covering letter. Full details of the benefits and conditions are available from Group General Manager, Personnel.

Annual Leave

Annual leave will continue to accrue at the rate of 4 weeks (20 working days) per annum. Leave loading is included in the TEC package.

Sick Leave

Sick leave credit will continue to accrue at the rate of 10 days on the anniversary of each complete year of service to a maximum of 52 weeks credit. Discretion will apply to the payment for sick leave beyond available credits.

Long Service Leave

Long service leave of 13 weeks becomes due after 15 years continuous service. Thereafter, long service leave accrues a rate of 4 and 1/3 weeks for each 5 years service.

Where the provisions of State legislation exceeds the above, the State legislation shall apply.

Other Leave

Provisions with respect to other leave will be in accordance with the guidelines issued to Mayne staff from time to time.

Contact and Entertainment Expenses

Contact and entertainment expenses which are business related and of benefit to the company will be reimbursed through the process of claim and approval by the Group Managing Director & CEO, Mayne.

Class of Air Travel

Travel on Domestic and International flights whilst on company business shall be in business class.

Communication Facilities

Mayne will meet the cost of installation and rental of a telephone, a facsimile machine and a laptop personal computer with the necessary linkages and access to Mayne's systems in your home. Mayne will also meet the cost of calls, operation and services to the equipment.

* * * * * *

TOTAL EMPLOYMENT COST (TEC)
SCHEDULE

Neil Rodaway

Effective: 1 January 2004

Previous TEC		Revised TEC	
Salary	$ 276,920	Salary	$ 352,380
Superannuation 17.5%* of $257,600 (80%)	$ 45,080	Superannuation 17.5%* of $386,400#)	$ 67,620
TOTAL	**$ 322,000**	TEC	**$ 420,000**

Senior Executive Short Term Incentive Plan (SESTIP)

Maximum	**100% of TEC**	**$420,000**

* Superannuation benefit factor of 17.5%

\# Salary for Superannuation is $352,380 (92% of TEC)

* * * * * *

EX-12.1 5 dex121.htm CERTIFICATION REQUIRED BY RULE 13A-14(A)

Exhibit 12.1

CERTIFICATION

I, Stuart B. James, certify that:

1. I have reviewed this annual report on Form 20-F of Mayne Group Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Omitted in accordance with the guidance of SEC Release No. 33-8238]

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 8, 2004

/s/ S.B. JAMES

S.B. James
Group Managing Director and Chief Executive Officer

EX-12.2 6 dex122.htm CERTIFICATION REQUIRED BY RULE 13A-14(A)

Exhibit 12.2

CERTIFICATION

I, Paul Binfield, certify that:

1. I have reviewed this annual report on Form 20-F of Mayne Group Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Omitted in accordance with the guidance of SEC Release No. 33-8238]

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 8, 2004

/s/ PAUL BINFIELD

Paul Binfield
Chief Financial Officer

EX-13.1 7 dex131.htm CERTIFICATION REQUIRED BY RULE 13A-14(B)

Exhibit 13.1

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Mayne Group Limited, a corporation organized under the laws of the Commonwealth of Australia (the "Company"), hereby certifies, to such officer's knowledge, that:

The Annual Report on Form 20-F for the year ended June 30, 2004 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 8, 2004

/s/ S.B. JAMES
Name: S.B. James
Title: Group Managing Director and Chief Executive Officer

EX-13.2 8 dex132.htm CERTIFICATION REQUIRED BY RULE 13A-14(B)

Exhibit 13.2

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Mayne Group Limited, a corporation organized under the laws of the Commonwealth of Australia (the "Company"), hereby certifies, to such officer's knowledge, that:

The Annual Report on Form 20-F for the year ended June 30, 2004 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 8, 2004

/s/ PAUL BINFIELD
Name: Paul Binfield
Title: Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-18892

Mayne Group Limited

(Exact name of registrant as specified in its charter)

Level 21, 390 St Kilda Road, Melbourne, AUSTRALIA 3004 (ph: +613 9868 0700)

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Fully paid ordinary shares; 6.25% Notes due 2006

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☒	Rule 12h-3(b)(2)(i) ☒
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
	Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 272 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 *(Name of registrant as specified in charter)* has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 1 August 2005

By: /s/ Timothy Paine

Name: Timothy Paine
Title: Company Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to

respond unless the form displays a currently valid OMB control number.